FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

REFERENCE DOCUMENT 2006

06

DELIVERING THE ESSENTIALS OF LIFE

Suez

REFERENCE DOCUMENT 2006

06

DELIVERING THE ESSENTIALS OF LIFE

This Reference Document was filed with the French Financial Markets Authority (Autorité des Marchés Financiers – AMF) on April 4, 2007, in accordance with the provisions of Article 212-13 of the General Regulations of the AMF.

It may be used in support of a financial transaction if it is supplemented by a prospectus approved by the AMF.

INCORPORATION BY REFERENCE:

Pursuant to Article 28 of European Regulation No. 809/2004 of April 29, 2004, this Reference Document incorporates by reference the following information to which the reader is invited to refer:

•  with regard to the fiscal year ended December 31, 2005: management report, consolidated financial statements and related Statutory Auditors’ reports, as set out on pages 89-101, 154-275 and 281-282, respectively, of the English version of the Reference Document filed with the AMF on April 11, 2006;

•  with regard to the fiscal year ended December 31, 2004: management report, consolidated financial statements and related Statutory Auditors’ reports, as set out on pages109-119, 132-198 and 199, respectively, of the English version of the Reference Document filed with the AMF on April 14, 2005.

The information included in these two Reference Documents, other than that referred to above, is replaced or updated, where applicable, by the information contained in this Reference Document. Both these Reference Documents are accessible under the conditions described in Section 24 “Documents accessible to the public” of this Reference Document.

This Reference Document contains forward-looking information in Sections 6.1 “Principal activities”, 12 “Information on trends” and 9.7 “Outlook for 2007”. This information does not constitute historical data and there is no assurance that such forward-looking facts, data or objectives will occur or be met in the future. Such information is subject to external factors, such as those described in Section 4 “Risk management”.

Unless expressly stated to the contrary, the market data included in this Reference Document is based on internal estimates made by SUEZ using publicly available information.

2006 REFERENCE DOCUMENT	1

2	2006 REFERENCE DOCUMENT

2006 REFERENCE DOCUMENT	3

Information on investments	333

List of the main consolidated companies as of December 31, 2006	333

Appendices to the Reference Document	335
Report of the Chairman of the Board of Directors of SUEZ on the terms and conditions governing the preparation and organization of the work performed by the Board of Directors, the internal control procedures implemented by the company, the limitations imposed by the Board on the powers of the chief executive officer, and the principles and rules adopted by the Board of Directors in order to determine the compensation and benefits granted to corporate officers Year ended December 31, 2006	336

Statutory auditors’ report	342

Auditors’ report on the review of environmental and social indicators	343

Special report on the stock repurchase program authorized pursuant to the sixth resolution of the Ordinary and Extraordinary Shareholders’ Meeting of May 5, 2006, presented to the Ordinary and Extraordinary Shareholders’ Meeting of May 4, 2007	345

Shareholders’ annual and extraordinary meeting of may 4, 2007	346

Board of Directors’ Report	347

Statutory Auditors’ special report on regulated agreements and commitments with related parties	353

Statutory Auditors’ Reports on the Shareholders’ Annual and Extraordinary Meeting of May 4, 2007	358

Independent Expert’s Report	362

Resolutions	363

4	2006 REFERENCE DOCUMENT

Party responsible for the accuracy of the information in the reference document

Mr. Gérard Mestrallet, Chairman and Chief Executive Officer

Declaration by the person responsible for the reference document

“After taking all reasonable measures for this purpose, I attest that, to my knowledge, the information presented in this Reference Document fairly reflects the current situation and that no material omissions have been made.

The company has obtained from its statutory auditors a letter drawn up at the end of their audit engagement in which they state that they have carried out an audit, in accordance with accounting literature and standards applicable in France,  of  the financial position and the financial statements presented or incorporated by reference into this Reference Document and that they have read the Reference Document in full.”

Chairman and Chief Executive Officer

Gérard Mestrallet

2006 REFERENCE DOCUMENT	5

PARTIES RESPONSIBLE FOR THE REFERENCE DOCUMENT

6	2006 REFERENCE DOCUMENT

2.1 Names and addresses

2.1.1 Principal statutory auditors

• Ernst & Young et Autres	• Deloitte & Associés

Represented by Mr. Christian Chochon 41, rue Ybry, 92576 Neuilly-sur-Seine Cedex	Represented by Mr. Jean-Paul Picard 185, avenue Charles-de-Gaulle, BP 136, 92203 Neuilly-sur-Seine

Appointed on June 22, 1983, their term of office was most recently renewed by the Ordinary and Extraordinary Shareholders’ Meeting of May 4, 2001 for a period of six years and will expire at the close of the 2007 Ordinary Shareholders’ Meeting held to approve the financial statements for the fiscal year ending December 31, 2006.

Appointed on May 28, 1999, their term of office was most recently renewed by the Ordinary and Extraordinary Shareholders’ Meeting of May 13, 2005 for a period of six years and will expire at the close of the 2011 Ordinary Shareholders’ Meeting held to approve the financial statements for the fiscal year ending December 31, 2010.

At the Shareholders’ Meeting of May 4, 2007, the Board of Directors of SUEZ will ask shareholders to renew the appointment of Ernst & Young et Autres for a further six-year term.

2.1.2 Deputy statutory auditors

• Mr. Francis Gidoin

Faubourg de l’Arche – 11, allée de l’Arche, 92400 Courbevoie

Deputy auditor for Ernst & Young et Autres

41, rue Ybry, 92576 Neuilly-sur-Seine Cedex

Appointed on May 13, 2005 by the Combined Ordinary and Extraordinary Shareholders’ Meeting of the same date, his term of office will expire at the close of the Ordinary Shareholders’ Meeting held to approve the  financial  statements  for  2006,  at the same time as the appointment of Ernst & Young et Autres.

• BEAS

7-9, villa Houssay, 92200 Neuilly-sur-Seine

Appointed on May 28, 1999, their term of office was most recently renewed by the Ordinary and Extraordinary Shareholders’ Meeting of May 13, 2005 for a period of six years and will expire at the close of the 2011 Ordinary Shareholders’ Meeting held to approve the financial statements for the fiscal year ending December 31, 2010.

2.2 Resignation/non-renewal of appointment

Shareholders will not be asked to renew the term of Mr.Francis Gidoin at the Shareholders’ Meeting of May 4, 2007.

At the above-mentioned Shareholders’ Meeting, the Board of Directors of SUEZ will ask shareholders to approve the appointment of Auditex as the deputy Statutory Auditor for Ernst

& Young et Autres and its term of office shall expire at the same time as that of Ernst & Young et Autres, at the close of the Shareholders’ Meeting held to approve the financial statements for fiscal year 2012.

2006 REFERENCE DOCUMENT	7

STATUTORY AUDITORS

8	2006 REFERENCE DOCUMENT

Financial information concerning the assets, liabilities, financial position, and profit and loss of SUEZ has been provided for the last three reporting periods (ended December 2004, 2005 and 2006) and have been prepared in accordance with the European Regulation (EC) 1606/2002 on International Accounting Standards (IFRS) dated July 19, 2002 as published by the International Accounting Standards Board (IASB) and adopted for use in the European Union at that date.

Until December 31, 2004, SUEZ’s consolidated financial statements were prepared in accordance with French GAAP.

The schedules below set out the key figures reported by SUEZ for the four years ended December 31, 2004, 2003 and 2002, prepared in accordance with French GAAP. The key figures reported by SUEZ for the years ended December 31, 2006, 2005 and 2004 are presented in accordance with IFRS:

2006 REFERENCE DOCUMENT	9

SELECTED FINANCIAL INFORMATION Key figures

Key figures

The key figures reported by SUEZ for the years ended December 31, 2006, 2005 and 2004 are presented in accordance with IFRS:

	SUEZ IFRS
In millions of euros	2006	2005	2004
1. Revenues	44,289.2	41,488.9	38,057.7
of which revenues generated outside France	33,480.3	31,769.2	29,481.1
2. Income
- Gross operating income	7,083.3	6,508.2	5,932.4

- Current operating income	4,496.5	3,902.2	3,736.7

- Net income Group share	3,606.3	2,512.7	1,696.4

3. Cash flow

Cash flow from operating activities	5,172.2	5,825.5	4,970.1

Cash generated from operations before income tax and working capital requirements	6,383.5	5,750.9	5,680.8

Cash flow from (used in) investing activities	(365.9)	(8,992.0)	124.0

Cash flow from (used in) financing activities	(6,938.1)	6,488.3	(8,083.4)

4. Balance sheet

Shareholders’ equity	19,503.8	16,255.9	7,773.8

Total equity	22,563.8	18,823.2	12,828.2

Total assets	73,434.6	80,443.1	60,292.3

5. Share data (in euros)

- Average number of shares outstanding(a)	1,261,287,823	1,053,241,249	995,133,046

- Number of shares at year-end	1,277,444,403	1,270,756,255	1,020,465,386

- Net earnings per share(b)	2.86	2.39	1.70

- Dividend distributed(b)	1,20	1.00	0.79

6. Total average workforce	186,198	208,891	217,180

- Fully consolidated companies	138,678	157,918	160,966

- Proportionately consolidated companies	38,567	41,673	50,614

- Companies accounted for under the equity method	8,953	9,300	5,600

(a)    Earnings per share is calculated based on the average number of shares outstanding, net of treasury shares.

(b)    2004 IFRS dividend adjusted for the impact of the capital increase with preferential subscription rights carried out in 2005. Net earnings per share and dividend distributed in 2007: as recommended.

10	2006 REFERENCE DOCUMENT

SELECTED FINANCIAL INFORMATION Key figures

The key figures reported by the SUEZ Group for the three years ended December 31, 2004, 2003 and 2002, prepared in accordance with French GAAP:

	French GAAP

In millions of euros	2004	2003	2002

1. Revenues	40,739.4	39,621.8	46,089.8
of which revenues generated outside France	31,278.7	29,871.3	36,119.5
Pro forma trading revenues (excluding energy trading)	40,739.4	39,621.8	40,783.9
of which revenues generated outside France	31,278.7	29,871.3	31,241.6
2. Income

- Gross operating income	6,198.2	6,010.9	7,253.7

- Operating income	3,601.3	3,204.9	3,707.6

- Net income	1,804.4	(2,165.2)	(862.5)

3. Cash flow

Cash flow from operating activities	4,376.5	4,495.6	4,826.5

of which gross cash flow	4,486.6	3,726.9	4,856.7

Cash flow from (used in) investing activities	(281.6)	3,607.9	(3,200.9)

Cash flow from (used in) financing activities	(7,084.1)	(6,190.0)	1,719.8

4. Balance sheet

Shareholders’ equity	7,922.5	6,895.7	10,577.5

Total equity	12,693.0	11,742.9	15,768.2

Total assets	62,981.9	69,950.2	84,151.3

5. Share data (in euros)

- Average number of shares outstanding(a)	995,133,046	993,508,578	991,270,887

- Number of shares at year-end	1,020,465,386	1,007,679,806	1,007,422,403

- Net earnings/(loss) per share(a)	1.81	(2.18)	(0.87)

- Dividend distributed	0.80	0.71	0.71

6. Total average work force	217,180	233,009	241,607

- Fully consolidated companies	160,966	173,368	189,062

- Proportionately consolidated companies	50,614	49,694	26,680

- Companies accounted for under the equity method	5,600	9,947	25,865
(a) Earnings per share is calculated based on the average number of shares outstanding, net of treasury shares.

2006 REFERENCE DOCUMENT	11

SELECTED FINANCIAL INFORMATION

12	2006 REFERENCE DOCUMENT

4 .1 Risk management

The Group has adopted a policy of integrated management of business risks (enterprise risk management, ERM) which organizes all the techniques for risk assessment and management already existing within the Group. The goal of this policy is to provide a complete overview of the portfolio of risks by using common methodologies and tools throughout all divisions and support Departments, which are also responsible for operationally implementing risk management systems adapted to their specific activities (principle of subsidiarity).

The coordination of this integrated approach is the responsibility of the Chief Risk Officer (CRO), a position that reports directly to the Group Chairman. He supervises the ERM process, along with Internal Audit and Insurance. A network of Risk Officers is now in place within the various divisions of the Group in order to deploy these methods and tools. This network is directed by the Group Risk Officer and he, along with the four functional directors (Audit, Insurance, Internal Control, Management Control), form the Risk Advisory Committee, which meets quarterly. A risk mapping process for the entire Group has also been in place for several years. Risks are identified, classified by category (strategic, financial, operational, hazard), evaluated (in terms of significance and frequency), and quantified insofar as possible, and the means of addressing the risks is reviewed, a process which results in action plans at various levels of the Group. There is no automatic exclusion based on the nature of the risks identified and the business divisions covered within the scope of analysis of this risk mapping. In order to improve the quality and depth of the risk mapping process, a program of training in the risk assessment techniques was set up in 2006 for the risk officers in the Group’s operational entities.

This process allows the Group to create an annual synthesis of its major risks, based on the risk identification work performed in the operational entities and on the work performed in the divisions to map major risks. This process is directed centrally by the Group Risk Officer and in the divisions by the network of Risk Officers. It includes steps to select significant individual risks and, if relevant, to aggregate homogeneous risks. The risks factors presented below are based primarily on the results of this work.

Through its ongoing integration into the key processes of the business, this ERM structure has become part of the company’s

2006 REFERENCE DOCUMENT	13

RISK FACTORS Industrial risks and risks associated with the legal, regulatory, economic, commercial and contractual environment internal control system and is accordingly evaluated by Audit on a regular basis. The annual schedule for the Group’s internal audit missions in 2006 was based primarily on the results of risk mapping work.

The Group’s principal risks were reported to the Executive Committee in 2006. Similar reporting is planned for 2007, as well as reporting to the Audit Committee.

4 .2 Industrial risks and risks associated with the legal, regulatory, economic, commercial and contractual environment

Regulatory risks

A great many aspects of the Group’s businesses, particularly the production, transmission and distribution of electricity, the transport and distribution of natural gas and liquefied natural gas (LNG), water management, the operation and maintenance of nuclear plants, waste collection and treatment, are subject to stringent regulations at the European, national and local levels (competition, licenses, permits, authorizations, etc.). Regulatory changes may affect the prices, margins, investments, operations, systems and, therefore, the strategy and profitability of the Group. Recent example of such regulatory changes can be found, particularly in Section 6.1.1.5.4, for the energy business (including the liberalization and deregulation of the gas and power sectors in Europe, with a risk of a freeze or cap on rates), and in Section 6.1.1.6.5 for the environmental business (including European regulations on environmental responsibility, cross-border waste exchange, etc.). Despite the monitoring systems that have been set up, it is impossible to predict all regulatory changes, but the Group, by operating its principal businesses in different countries equipped with their own inherent regulatory systems, diversifies this risk. In contrast, some changes in regulations bring new market opportunities for the Group’s businesses.

The Group’s businesses are also subject to a large number of laws and regulations concerning respect for the environment, health protection, and safety standards. Those texts govern air quality, waste water, the quality of drinking water, the treatment of hazardous and household waste, the management of nuclear facilities and LNG terminals, and soil contamination. A change in regulations or more stringent regulations could generate additional costs or investments for the Group, which the Group cannot guarantee that it will be able to cover with sufficient revenues. Following such modified or stricter regulations, the Group may have to cease an activity, without any assurance that it will be able to offset the cost generated by ending the activity. Moreover, continued performance of its businesses assumes that it will obtain or renew various permits and licenses from the regulatory authorities, which implies an often long, unpredictable procedure. It is possible that such  permits  orlicenses  will  not be obtained or will be obtained late, despite the payment of substantial sums. Finally, the regulations involue investments and operating expenditures not only by the Group, but also by its customers, particularly the local government concessionaires, primarily because of compliance obligations. Failure by a customer to meet its obligations can harm the operator, damaging its reputation and its capacity for growth. Beyond contractual precautions negotiated on a case-by-case basis, the Group works to limit its all these risks, particularly within an active environmental policy (see Section 6.6.1.1, “Environmental Policy”) and by managing a comprehensive insurance program (see Section 4.6 “Insurance”).

The competent regulatory agencies have broad prerogatives and powers in the area of energy and environmental services, which cover problems related to ethics, money laundering, respect for personal privacy, data protection, and the fight against corruption. In addition, it is difficult to predict the effective date or the form of new regulations or enforcement measures. A change in the current energy and environmental protection regulations could have a significant impact on the businesses of the Group, and on its products and services and the value of its assets. If the Group does not succeed, or appears not to succeed, in satisfactorily complying with such changes or enforcement measures, its reputation could be affected, and the Group could be exposed to additional legal risks. This could result in an increase in the amount and number of claims and requests for indemnification made against the Group and expose the Group to compulsory enforcement measures, fines and penalties. Despite the Group’s efforts to comply with the applicable regulations, there are still a large number of risks, resulting primarily from the lack of precision in certain regulations, or the fact that the regulatory agencies may modify their instructions for implementation and that courts may pronounce contradictory judgements. The regulatory agencies and legal bodies have the power to initiate administrative or legal proceedings against the Group which could, in particular, result in the suspension or revocation of one or more permits or licenses

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RISK FACTORS Industrial risks and risks associated with the legal, regulatory, economic, commercial and contractual environment held by the Group, or in injunctions to cease or desist from certain activities or services, or fines, civil penalties, criminal convictions or disciplinary sanctions, which would materially and negatively impact the businesses and financial position of the Group.

For other information concerning regulations, see Sections 6.1.1.5.4, 6.1.1.6.5 and 6.6.2.

Competitive risks

Most of the Group’s businesses are subject to strong competitive pressure from major international operators and from “niche” players in certain markets. (See Section 6.2. “Principal markets”)

In the energy sectors, the deregulation of the electricity and gas markets, both in Europe and the United States, has opened the door to new competitors, introduced volatility in market prices and called into question long-term contracts. In recent years, a trend towards the concentration of the major energy players has materialized in Europe. The increase in competitive pressure is also perceptible in the Group’s operations in Latin America and

Asia. This could have a significant negative effect on selling prices, margins and the market share of the Group’s businesses.

In the Environmental sectors (Water and Waste Services), SUEZ’s activities are also subject to strong competitive pressures from both local and international operators, resulting in pressure on selling prices to industrial and municipal customers, as well as a risk of non-renewal of major contracts as they expire. We are currently observing a trend towards the consolidation of the market players in Waste Services in Europe, particularly in the United Kingdom, Germany, and the Benelux countries.

Economic Environment risks

Certain of the Group’s businesses, particularly the services to industrial customers, are sensitive to economic cycles. Any slowdown in the economy, particularly in the developed countries, creates a negative impact on industrial investments and, therefore, negatively influences the demand for the installation services and project engineering offered by the Group’s services entities. This fluctuating demand results in substantial variations in the activity levels of these businesses which, despite their efforts to control variable costs, cannot systematically offset the impact of the decline in their revenues in certain periods. It should, however, be noted that this risk does not impact the energy and multi-technical services businesses, which profit from the growing trend among industrial customers to outsource those services.

In Western Europe, these businesses providing services to industrial customers may be temporarily sensitive to the offshoring of operations to low-wage countries. Likewise, in the energy sectors, major customers which are heavy power users (metallurgy, chemicals) may move their production to regions where energy costs are lower than in Western Europe. On the other hand, economic development in these other countries represents an opportunity for strong growth.

These risks, tied closely both to the economic environment and to relocation, remain relatively low for the Group as a whole given the diversity of the countries where it operates and its portfolio of industrial customers.

Similarly, changes in raw materials prices, particularly for petroleum products, which are subject to abrupt increases, may have a significant impact on the costs of production supplies for some of the Group’s activities. Although most contracts contain cost indexing clauses, it is possible that the indexing formula is imperfect or has a delayed effect so that the coverage would not be complete. The profitability of these operations could, therefore, be affected, most often temporarily. Plans for hedging this risk exist: tools for managing risks related to raw materials used by the Group are explained in Section 4.4 below.

2006 REFERENCE DOCUMENT	15

RISK FACTORS Industrial risks and risks associated with the legal, regulatory, economic, commercial and contractual environment

Partnership risks

The Group develops its operations in partnership with local public municipalities or with private local operators.

These partnerships constitute one of the means for SUEZ to share the economic and financial risk inherent in certain major projects, by limiting its capital employed, and ensuring that it adapts better to the specific context of the local markets. In addition, such partnerships may be required by the local regulatory environment. The partial loss of operational control is often the price that must be paid to reduce the exposure in capital employed, but this situation is managed contractually on a case-by-case basis.

However, a change in the project, the local political and economic context, or even in the economic position of the partner, may lead to the termination of a partnership, particularly through the exercise of options to buy or sell shares between the partners, a request to dissolve the joint venture by one of the partners, or the exercise of a right of first refusal.

Such situations may also lead the Group to decide to increase its financial commitments to certain projects or, in the case of conflicts with a partner or partners, to seek solutions in the competent courts or arbitration bodies.

Emerging market risks

Although the Group’s activities are primarily concentrated in Europe and North America, which together represented 89.4% of consolidated revenues and 86.6% of capital invested in 2006, the Group is also active in global markets, particularly in emerging countries.

The Group’s activities in these countries carry a number of potential risks that are higher than those in developed countries, particularly volatility in the GDP, economic and governmental instability, regulatory changes or flawed application of regulations, nationalization or expropriation of privately held assets, recovery difficulties, social upheaval, significant fluctuations in interest and exchange rates, taxes or related withholding levied by governments and local authorities, currency control measures, and other disadvantageous actions or restrictions imposed by governments.

The Group manages these risks through partnerships or contractual negotiations adapted to each location. It makes its choice of locations in emerging countries by applying a selective strategy on the basis of an in-depth analysis of the country risks.

Changes in 2006 in the situation of SUEZ Environment in Argentina (especially the termination of the Aguas de Santa Fe and Aguas Argentinas concessions) are described in Sections 6.1.1.6.4 and 20.5. Moreover, the Group’s energy activities in Thailand suffered from the upheavals caused by the coup d’état in September 2006, which had a limited impact on Glow Energy as described in Section 6.1.1.5.4.

Dependence on customers or suppliers

Whether in the energy or the environmental sector, the Group’s subsidiaries have signed contracts, particularly with public authorities, the performance of which may depend on a few, or even just one, customer.

This is the case, for example, for the water management agreements and certain power production and electricity sales activities with medium and long-term power purchase agreements, as well as household waste incinerator management.

The refusal or the inability of a customer to meet its contractual commitments, particularly in the area of rate adjustments, may compromise the economic balance of the contracts and the profitability of any investments made by the operator. If the co-contracting parties fail to meet their obligations, despite contractual provisions for this purpose, total indemnification cannot always be obtained, which could impact the Group’s revenues and results. The Group has encountered such situations in the past, particularly in Argentina.

In the same way, the Group’s companies may depend, in managing water treatment plans, thermal power plants or waste treatment units, on a limited number of suppliers for their supplies of water, household waste, various fuels and equipment. For example, the market for turbines and foundry parts for electrical power plants is, by nature, oligopolistic and will be particularly tight in the coming years.

Any interruption in supplies, any supply delay or any failure to comply with the technical performance warranty for a piece of equipment, even those caused by the contract default of a supplier, could impact the profitability of a project, particularly in the area of electricity production, with the arrival of new high-yield gas turbines, despite the protective contractual measures set up.

The variety of the Group’s businesses and their diverse geographic locations result in a broad range of situations (payment terms for customers or suppliers, the use or non-use of subcontracting, etc.) and types of customers (industries,

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RISK FACTORS Industrial risks and risks associated with the legal, regulatory, economic, commercial and contractual environment local municipalities and individuals). The Group believes that there is no relationship with a supplier, customer or subcontractor, the termination of which could have a substantial impact on the financial position and earnings of the Group. In particular, given the mix in its energy supply providers and its geographic diversification, the Group is not dependent on a single source of energy or on a single supplier country for the pursuit of its activities.

Risks relating to occupational illnesses

The Group carefully works to stay in compliance with all legal and regulatory provisions governing health and safety at its various sites, and takes the measures necessary to ensure the health and safety of its employees, and the employees of sub-contractors. It may, however, be exposed to cases of occupational illnesses, which could result in court actions against the Group and result in the payment of damages and interest.

The principal exposures to this risk concern:

•    activities involving work on facilities located in the hot zone of nuclear plants due to the risk of ionizing radiation;

•    activities involving work on pipes or technical facilities which are insulated against heat or cold, or located in insulated areas of buildings which present an asbestos-related risk;

•    activities involving work on refrigeration, air conditioning or hot water network installations with the risk of Legionnaire’s disease.

The problems related to ionizing radiation, asbestos, or Legionnaire’s disease are carefully monitored in all Divisions. To our knowledge, the estimated current or future costs related to these problems are not likely to have a significant unfavorable impact on the Group’s financial position.

Risk on retirement commitments

The Group has commitments on pensions and other post-employment benefits for its employees. Where these commitments arise from defined-benefit plans, provisions are made in the accounts (see Note 24 to the consolidated financial statements, Section 20) and their financing is partially covered through pension funds and insurance companies.

The risks related to the management of those plans pertain to both the amounts of the commitments and the variation of their asset coverage.

The amounts of the commitments are calculated on the basis of estimates made using certain assumptions, including inflation, wage increases, mortality, employee turnover, retirement age, and benefits provided by legal plans.

These assumptions may, in the future, have to be adjusted, which could increase the Group’s current commitments for pensions and, therefore, mean an increase in the amount of the corresponding provisions and, in certain cases, the payment of additional contributions. Specifically, changes in national laws may result in the emergence of new mandatory adjustments, for example in terms of discrimination among beneficiaries. This could have an unfavorable impact on the Group’s balance sheet and financial earnings.

In addition, the calculation of the commitments is based on a discount rate related to market interest rates, a decline in which could cause a substantial increase in the present value of the commitments which would not necessarily be offset by an equivalent increase in the asset coverage. Considering the current level of these discount rates, it seems unlikely that a significant drop would occur.

For several years, the Group’s policy has been to replace, to the extent possible, defined-benefit plans with defined-contribution plans, which are more transparent and for which costs are easier to control. This trend continued in 2006 and will continue, leading to a progressive reduction in the risks borne by the Group.

With regard to the asset coverage for retirement plans, there is exposure to market risks. The risk policy on these investments involves moderate risk-taking and appropriate diversification so that a major correction in the stock markets, for example, would not have a disproportionate impact on the Group’s financial position, particularly with regard to the market value of SUEZ.

2006 REFERENCE DOCUMENT	17

RISK FACTORS Market risks

4 .3 Legal risks

The Group faces legal risks in the conduct of all its businesses in all its world markets. The legal risks arising from the legal and regulatory context, the partnerships set up, and the contracts signed with customers and suppliers are discussed in Section 4.2. The significant disputes and arbitration to which the Group is a party are described in Section 20.5. In addition, the participation of the Group’s Legal Departments in implementing internal control objectives within the Group is discussed in the Chairman of the Board of Directors’ Report on internal control.

4 .4 Market risks

Commodity market risk

In conducting its business, the Group trades in commodities markets, particularly, in the markets for gas, electricity and various petroleum products, either to obtain short- and long-term supplies or to optimize and secure its energy production and sale chain. The Group also trades on the European greenhouse gas emissions rights market (for details of this specific market, see Section 4.5. Environmental risks related to climate change).

In the energy sector, the Group also uses derivative products, either to offer price hedging instruments to its customers or as part of its proprietary hedging.

Therefore, the Group is exposed to changes in the prices of these commodities, a risk which it manages by using forward firm or optional derivative products on organized or over-the-counter markets.

The exposure to energy trading is measured and managed on a daily basis in accordance with the limits and management policy defined by Management. The mechanism to control the risks related to this commodity trading activity include a team specialized in controlling market and credit risks (the Middle

Office), strengthened internal control guidelines (segregation of duties, separation of tasks, verification of information such as price curves, etc.) and a set of formal policies to track and control market and credit risks.

The evaluation of market risks is made based primarily on the “Value at Risk” (VAR) method, which quantifies the maximum amount of the risk of a position for a given holding period of a position and confidence level.

As of December 31, 2006, the “Value at Risk” of the commodity portfolio managed for trading activities (maximum risk for a 24-hour period with a confidence level of 95%) was €5.5 million. The average of daily VARs was €5.8 million in 2006, compared with €2.5 million in 2005. Finally, the maximum VAR observed in 2006 was €10.1 million, while the minimum VAR was €3.6 million.

With regard to counterparty risks, the credit limits are set based on the rating of the counterparties. Counterparty risk is limited by obtaining letters of credit, guarantees, collateral, and netting agreements if appropriate.

Financial risks

The Group, through its Finance Committee, sets financial policies, particularly for managing financial risks.

Financial risks (liquidity, rates, foreign exchange and counterparty) are managed globally by specialized financial teams at the central level, in the Divisions and in the operational entities. They all ultimately report to the Group Chief Financial Officer.

In order to monitor changes in financial risks and ensure the quality of the financial information, the Group has set up management reporting, based on data that is systematically reconciled with the data coming from the consolidation reporting. This reporting covers all the companies of the Group and provides a very detailed understanding of the financial commitments. This reporting is quarterly, and is distributed to the Group Chief Financial Officer and to the Division Financial Officers. It ensures systematic tracking of risks.

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RISK FACTORS Market risks

Liquidity risk

The Group’s financing policy is based on the following principles:

•    centralization of external financing;

•    diversification of financing sources between the banking market and the capital markets;

•    balanced repayment profile of financial debt.

The centralization of financing needs and cash flow surpluses for the Group is provided by its financing vehicles (long-term and short-term) and its cash pooling vehicles.

The centralization of short-term needs and surpluses is organized on the basis of dedicated financial vehicles. These vehicles are managed in Paris and in the Grand Duchy of Luxembourg (SUEZ Finance SA, Tractebel Cash Management Services, Electrabel Finance Treasury & Management) for the European countries, and in Houston, Texas, (SUEZ Finance LP) for North America. These vehicles centralize almost all of the cash needs and available surpluses of the controlled companies. In 2006, the Group implemented an automated European cash pooling system that increases and systematizes cash centralization. In 2007, the full untralized will be connected to this cash pooling system.

Access to long-term capital markets is primarily concentrated in GIE Suez Alliance and Electrabel, which carry or guarantee 76% of the Group’s bond debt, 100% of the commercial paper issued and 90% of the lines of credit.

The financial vehicles ensure the refinancing of the needs of the Group’s subsidiaries in euros or in other currencies. The central financial vehicles carry 54% of the Group’s net debt (including the debt carried by the parent company Suez).

Non-recourse or limited recourse financing for the Group’s entities is also set up as part of the financing for projects in which the Group wants to share specific risks with providers of funds. This type of financing totaled €1,386 million at the end of 2006.

The Group diversifies its permanent capital resources by completing, as applicable, public or private bond issues in the within its Euro Medium Term Notes program and by issuing commercial paper (billets de trésorerie) in France and Belgium, and Commercial Paper in the United States.

As of December 31, 2006, bank resources represented 39% of gross debt, (excluding bank overdrafts, amortized costs and the effect of derivatives) with the balance financed by the capital markets (including outstanding debt €9,633 million in bonds, representing 52% of gross debt). Outstanding short-term paper (European and US commercial paper) represented 9% of gross debt and totaled €1,651 million at December 31, 2006 (refer to Note 26 to the consolitated financial statements). These programs are used in a cyclical or structural fashion to finance the Group’s short-term needs because of their attractive cost and their liquidity. All of the outstanding amounts are backed by confirmed bank credit facilities so that the Group would be able to continue to finance itself in the event that access to this financing source were to dry up.

Liquidity is based on maintaining cash equivalents and confirmed credit facilities. The Group has confirmed credit facilities appropriate to its size with appropriate debt maturity schedules. The amount of these confirmed credit facilities represented €9,648 million as of December 31, 2006, of which €1,082 million was drawn down. 90% of the total lines of credit and 92% of the lines not drawn are centralized. None of these lines contains a default clause tied to financial ratios or ratings.

Active cash (net of bank overdrafts) totaled €7,657 million at December 31, 2006. Surpluses are centralized under a uniform policy. The management objective is to maintain the liquidity of the portfolio while ensuring a return greater than a risk-free fund. The underlying instruments are primarily term deposits, money market funds and negotiable debt securities.

Foreign exchange risk

Because of the geographic diversification of its activities, the Group is exposed to currency translation risk, which means that its balance sheet and income statement are sensitive to fluctuations in exchange rates at the time of the consolidation of the accounts of its foreign subsidiaries outside the Euro zone. The interests held by the Group in the United States, Brazil and Thailand generate most of the currency risks (see Note 3.2 to the consolidated financial statements).

For investments in currencies not included in the Euro zone, the hedging policy consists of creating liabilities denominated in the same currency as the cash flows generated by these assets.

Of the hedging instruments used, debt in foreign currencies is the most natural hedge, but the Group also used currency derivatives that synthetically recreate debt in currencies: cross-currency swaps, foreign exchange swaps, and foreign exchange options.

This policy cannot, however, be implemented if the cost of hedging (specifically the interest rate of the reference currency) is too high. This is the case for Brazil where, because of a rate differential that is too high and the local revenue indexing mechanism, the Group opts for catastrophic coverage, i.e. insurance against a major depreciation in the currency (risk of an abrupt temporary decline).

The market context is reviewed monthly for the US dollar. It is monitored as often as needed in emerging countries to attempt to anticipate extremely sharp devaluations. The hedging ratio of the assets is reviewed periodically as a

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RISK FACTORS Market risks

function of the market context and each time an asset is added or removed. Any substantial change in the hedging ratio is first approved by the Group Chief Financial Officer.

The Group continues to watch developments in the situation in Thailand as described in Section 6.1.1.5.4.

The Group is also exposed, but to a lesser extent, to transaction risk. This risk is concentrated on the energy trading activity (commitment to deliver or take delivery of energy) for which the cash flows on raw materials are normally paid in US Dollars. The cash flows are generally hedged by forward currency contracts.

The transactional currency risk is managed by dedicated teams. These specialized teams centrally and continually measure exposures and implement policies and instruments to hedge or limit these risks (see Note 27.5 to the financial consolidated statements).

Interest rate risk

The principal exposures to interest rates for the Group are the result of financing in euros and US Dollars, which represented 80% of the net debt as of December 31, 2006.

The Group’s objective is to reduce its financing cost by limiting the impact of changes in interest rates on its income statement.

The Group’s policy is to diversify the reference rates on the net debt among fixed rate, variable rate, and protected or “capped” variable rate. The Group’s objective is to have a balanced distribution among the different reference rates at medium-term horizon (5 years). The distribution may fluctuate around the balance depending on the market context.

In order to manage the interest rate structure for its net debt, the Group uses hedging instruments, primarily rate swaps and options.

The positions are centrally managed. Rate positions are reviewed quarterly and at the time of any new financing. Any substantial change in the rate structure must receive prior approval from the Group Chief Financial Officer.

The cost of the Group’s debt is sensitive to changes in rates for all debt indexed to variable rates. The cost of the Group’s debt is also impacted by the change in market value on the financial instruments not documented as hedges pursuant to IAS 39. As of this date, none of the optional hedges contracted by the Group is recognized as a hedge under IAS 39, even if they offer an economic hedge (refer to Note 11.1 to the financial consolidated statements).

As of December 31, 2006, the Group had a portfolio of optional hedges (caps) that protect it against an increase in the dollar and euro short rates. Almost all of the optional dollar hedges (€0.8 billion) were activated in order to fix the cost of the debt, as the US Dollar short term rates were higher than the capped levels. The euro optional hedges (totaling €2.1 billion) have not yet been activated, despite recent hikes in short term euro rates. However, the value of this portfolio of optional hedges appreciates when the short and long rates increase together (see Note 27.3 to the consolidated financial statements).

As of December 31, 2006, after taking into account the financial instruments, approximately 57% of the Group’s gross debt stet at a variable rate and 43% was at a fixed rate. Since almost all of the Group’s surplus is invested short-term, as of December 31, 2006, 78% of the net debt was at a fixed rate and 22% at a variable rate (almost all capped variable rate). The result of this distribution is to sharply limit the sensitivity to rate increases.

Counterparty risk

Cash surpluses are invested and financial instruments are traded with leading international banks. The Group’s counterparties are diversified and selected on the basis of	ratings provided by rating agencies and the consolidated Group’s knowledge of the counterparties (see Note 26.1 to the financial statements).

Stock market risk

The Group holds a number of stakes in public traded companies (see Note 19.1 to the consolidated financial statements), the value of which fluctuates on the basis of the trends in the world’s stock markets. An overall decline of 10% in the value of these securities would have an impact of about

€137 million on the income or shareholders’ equity of the Group, depending on whether or not the decline is considered significant and whether or not it is extended (see Note 1, Section J.1.). The Group’s portfolio of listed and unlisted stocks is managed with a specific investment policy and is regularly reported to Management.

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RISK FACTORS Environmental Risk

4 .5 Environmental risks

Risks relating to the management of facilities

The facilities which the Group owns or manages on behalf of third parties, whether manufacturers or belonging to local authorities entail risks from the natural environment: air, water, and soil can present health risks for consumers, residents, employees, as well as subcontractors.

These sanitation and environmental risks are covered by rigorous and very specific national and international regulations and are subject to regular inspection by governmental authorities. Changing regulations on both governing environmental responsibility and liabilities present the risk of the increased vulnerability of the company due to of its activities. This vulnerability must be assessed for old facilities (such as closed landfills or gas plants) and for sites in operation. It may also involve damage to habitats or species whose endangered status has not been agreed on by the scientific community. This makes the assessment of the risk even more difficult to calculate.

In conducting its businesses, the Group handles, and even generates dangerous products and byproducts. This is the case for fissile materials, fuels, and certain water treatment chemicals. In the waste sector, some of our facilities are engaged in the treatment of specific industrial or hospital waste that may be toxic.

In waste management, the gas emissions to be considered are greenhouse gases, gases that stimulate air acidification, toxic gases and dust. In the water segment, the potential atmospheric pollutants are primarily chlorine or gaseous byproducts resulting from accidental emissions of water treatment products. Operations to purify waste water and treat waste products may also generate odor problems.

The Group’s activities, without adequate management, could have an impact on water in the natural environment: leachates from poorly controlled landfills, diffusion of heavy metals in the environment, and water discharges from smoke treatment systems in the incineration facilities. These different types of emissions may result in the pollution of water tables or waterways. The waste water treatment plants discharge unpolluted water into the natural environment. It is possible that they may not meet discharge standards for organic loads, nitrogen and phosphorus loads. Some facilities managed by the Group are not equipped to treat rain water.

The issues relating to soil pollution in the event of accidental spills involve the storage of hazardous products or liquids, or leaks from the processes involving dangerous liquids, as well as the storage and application of treated sludge.

Control of all of the risks mentioned above is achieved through various mechanisms. The laws and contracts that frame the Group’s operations clarify the sharing of the responsibilities for managing the risks and the financial responsibilities. The various controls and audits by public authorities guarantee sound management by the Group and help to identify instances of non-compliance that may present an industrial or environmental risk. For the portion of risk borne by the operator, internal management processes are implemented at the division level or specifically at the level of the subsidiaries in order to identify these risks, classify them in order of importance, and control them. When sites previously managed by third parties are acquired, the Group is protected by contractual clauses and the customary audits in this area. The risks and expenses related to post-operating oversight of the landfills managed by the Group are the subject of financial guarantees and specific provisions (see Section 6.6.1.4 “Active prevention of environmental risks”).

Failure to meet standards may result in contractual financial penalties or fines (see Section 6.6.1.4). Certain events, particularly random accidents, are covered in whole or in part by insurance systems (see Section 4.6, “Insurance”).

The European Parliament adopted a Regulation on January 18, 2006 (EC 166/2006) creating a European register of gaseous and liquid emissions into the air, water and soil (European Pollutant Release and Transfer Register, E-PRTR). This register establishes the same principles as the previous EPER register resulting from Commission’s decision 2000/479/EC, but increases the number of pollutants registered and the scope of activities subject to the register. The next report will be prepared in 2007. The large majority of the Group’s operations in Europe are subject to this European regulation. Capacity thresholds are defined by sub-business, thus limiting the number of facilities and sites in question.

Risks related to the operation of nuclear power plants

The Group owns and operates two nuclear power plants in Belgium at Doel and Tihange. These sites, which have been operating since 1975, have never had any incidents resulting in a danger for the workers, subcontractors, general population or the environment.

One of the safety indicators for these facilities is their availability rate which was 88.7% in 2006.

The personnel in charge of the operational activity on the sites hold special certifications obtained at the end of a specific

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RISK FACTORS Environmental Risk

program of both theoretical and practical training, including simulator exercises.

Compliance with safety rules and the conditions of the facilities are subject to inspections by an independent agency (AVN) and by a government agency responsible for nuclear safety (AFCN).

The operators of nuclear plants share expertise at an international level and submit to audits (World Association of Nuclear Operators (WANO) and the International Atomic Energy Agency (IAEA)) in order to maintain a high degree of safety. All nuclear sites are certified ISO 14001 and audited by EMAS (Eco-Management and Audit Scheme). The Group regularly monitors and reduces the volume of low and medium level waste produced during operation. All nuclear waste management is under the responsibility of the Belgian public agency ONDRAF (National Agency for Radioactive Waste and Enriched Fissile Materials); this is also true for the vitrified waste coming from the spent fuel reprocessing programs operated at the Cogema site in The Hague. Spent nuclear fuel is stored on the power production sites pending a political decision on the choice of the fuel cycle downstream process (recycling or not).

The costs for managing spent fuel are recognized as costs of nuclear power production and provisioned (see Note 23 to the consolidated financial statements). In addition, other provisions are recognized for dismantling facilities (refer to Note 23 to the consolidated financial statements). The Law of April 11, 2003, clearly defines the rules for using and monitoring the amounts provisioned for the Belgian plants.

If the provisions of the Belgian law on the progressive withdrawal from nuclear energy for the purpose of electrical production, adopted in January 2003, are effectively applied, this could result in a loss of revenues proportional to the length of the discounted technical life of the plants as of the date of the first effective closing (2015).

Risks related to the operation of Seveso (“high threshold”) sites

Within the boundaries of the European Union, the Group manages eight “high threshold” Seveso classified sites in France, Belgium, Poland, Hungary and Germany. For the environmental businesses, Teris, the hazardous industrial waste treatment subsidiary of SUEZ Environment, operates the sites at Pont-de-Claix (incineration of chlorinated solvents) and Loon-Plage (incineration of hazardous industrial waste), and its subsidiary, SITA Remediation, in Germany operates the Herne plant (hazardous industrial waste treatment). In the energy sector, Fluxys and Fluxys LNG (SEE) manage the sites at Zeebrugge (liquefied natural gas terminal), and Loenhout (underground storage of natural gas), and Electrabel operates the Gelderland and Dunamenti sites.

Teris, Electrabel and Fluxys conduct a policy to prevent major accidents that guarantees a high level of protection of people and the environment for its facilities. This risk prevention policy is described in Section 6.6.1.4, “Active prevention of environmental risks”.

If the requirements of the Seveso directive were extended outside Europe, two sites of the SUEZ Energy International Division would be affected: SUEZ-LNG-NA, a liquefied gas terminal in the United States, and Litoral Gas, a propane storage unit in Argentina.

The financial consequences of the civil liability which could be incurred by the operators are guaranteed by the Group’s insurance coverage (refer to Section 4.6 Insurance).

Risks related to climate change

Particularly in the areas of electricity and heat production and, to a lesser extent, in waste treatment and recycling and natural gas transmission, the Group carries out activities targeted by national, international and community level programs to combat global warning as set forth in the Kyoto Protocols.

In Europe, the market for trading greenhouse gas emissions rights (EU ETS1) became a reality on January 1, 2005. As of this date, it is the only multinational market in the world that imposes industrial objectives for reducing carbon dioxide. Not all of the countries in the European Union have been in a position to take the necessary steps for implementation. The implementation of national emissions registers was only finalized in 2006. In the short-term, the risks primarily include:

•    the disclosure of the emissions audit results obtained at an untimely moment;

•    the national allocation plans for the second reduction period (2008-2012), which were supposed to be submitted for the approval of the European Commission in June 2006 and approved no later than the end of September 2006. A significant delay has occurred: to date, only 12 plans have been approved subject to conditions by the Commission;

1. Community System for Trading Emissions Quotas, established by directive 2003/87/EC.

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RISK FACTORS Environmental Risk

•    the availability of European quotas: during the approval (subject to conditions) of the first 12 plans, the quantity requested was reduced by an average of about 7%;

•    access to the emissions credits coming from the market for clean development mechanisms and joint implementation (the so-called “projects” market).

In addition, discussions have been opened on the revision of the EU Emissions Trading Scheme (ETS) directive, including the scope of its application. Integration of new sectors or new gases could have a direct impact on the Group (if the new sectors included correspond to some of our activities) or an indirect impact, depending on the market’s reactions to these new sectors.

The proposal to modify the ETS directive to include the aviation sector could result in a shortage of project credits for the 2011-2012 period, as this sector is authorized to make up for its deficit using European quotas or project credits.

In the longer term, one of the major risks identified in the EU ETS market is the renewal of the national allocation plans every 5 years beginning in 2008. This review opens the possibility of adjustments in the volume of quotas allocated and the method of allocation itself (including opting for a sale by auction). This situation does not allow manufacturers to clearly envision their long-term obligations. This uncertainty is also tied to the uncertainty of governments, which are having difficulty making progress on international negotiations on the structure and objectives for reducing greenhouse gas emissions (GHG) over the long term (“post 2012”). The conference of the Nairobi Parties in 2006 did not make significant progress in this area.

Based on the initial decisions of the European Commission (11/2006 and 1/2007), it should be expected that the allocation of quotas for the second period (2008-2012) will bring greater restrictions. In fact, the Commission requires that the member States comply with their Kyoto obligations without extensive purchases of rights on the international market. The change in prices on the quota market depends on numerous factors, including not only the shortage created, but also the availability of the means for businesses to reduce their emissions (including means that rely heavily on external factors such as rainfall levels for hydroelectricity). Changes in prices for petroleum and, therefore, of natural gas, in relation to coal has a major impact on the changes in the level of CO2 emissions and, thus, when the market is sufficiently liquid, on the price of the quotas.

A total of 129 SUEZ facilities are currently covered by the EU ETS directive.

For SES, 76 facilities were affected by the EU ETS directive in 2006. New facilities were added to the scope of the directive, particularly in Spain. However, the majority (93% in 2006) of the quotas allocated concerned facilities in France (primarily heat networks and combustion facilities outsourced to industrial sites).

The French plan was transmitted to the European Commission on December 29, 2006, and the total amount allocated for the second period was reduced by 20% from the first period on a constant basis. This very substantial effort is also differentiated by business sectors. On the date of this document, the exact distribution of the quotas by facility is not yet known. It appears clearly, however, that the Elyo facilities will all be under restriction. New investments to reduce emissions are being studied to restore the balance.

For Electrabel Belgium, 32 facilities are covered by the EU ETS directive (including one 50% joint venture with RWE). The request for temporary exclusion of the nuclear power plant backup facilities has been approved. Fluxys has six sites covered by the EU ETS directive. At the request of the Belgian government, supported by the regional authorities, the facilities located in Flanders have been temporarily excluded from the EU ETS for the period 2005-2007.

Outside Europe, no specific information allows any prediction of the difficulties or additional costs in the near future. However, it is still possible that a government will decide to adopt stringent measures in this area.

In the United States, a change in “climate” policies is taking place at the State level, which complicates the overall view of the risk. For this reason, SUEZ Energy North America (SENA) closely follows developments in the regulatory framework in each of the States in which the Group engages in business activities that could be affected by restrictive measures in this area. The implementation of the “Regional Greenhouse Gas Initiative” (RGGI) continues, and the State of New York has introduced a proposal for implementation, implying among other measures the auction of 100% of the emissions rights. The RGGI, which applies only to the electrical sector, will have impacts on the SENA facilities located in various states in the northeastern United States. Following the changes in the American political landscape after the November 2006 elections, the implementation of more ambitious policies to fight climate change could take place.

The Group works to limit the “climate” risks through active monitoring and diversification of its energy portfolio, which does not exclude maintaining, upgrading or even increasing the “coal” facilities when economic and political circumstances justify it.

In energy services, the optimization, operation and maintenance of the facilities help increase the energy efficiency of the facilities entrusted to us and, therefore, help control energy demand.

In the medium term, efforts are converging to strengthen low carbon energy sources (natural gas, renewable energy) in the global energy mix, improve the capture of biogas from waste storage sites, and consider the energy produced by the incineration of waste. Landfills and anaerobic sludge treatment facilities can by considered as renewable energy.

In the long term, the Group is focusing on diversifying its energy sources and is now developing a program to upgrade awareness, as well as a demonstration project to capture and isolate coal emissions in order to make it possible to maintain its coal facilities in the context of stricter carbon emission restrictions.

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RISK FACTORS Insurance

4 .6 Insurance

The Insurance Department animates our internal network of specialists, the SUEZ Worldwide Insurance Network, or SWIN, which provides its expertise to the divisions/business units and the Corporate in this specialized area where sharing of experiences contributes to more efficiency.

Our policy of transferring “hazard” risks to the insurance market is applied to the traditional areas of insurance: the protection of property (material damage and business interruption), the protection of individuals (employee benefits), third party recourse (civil liability) and the area of automobile insurance.

In each of these areas:

•    the transfer of severity risks to the insurance market continues as often as possible, with the development of transversal programs in areas that are considered strategic; and

•    the optimization of the financing of hazard risks of low, or moderate amplitude, is largely based on self-insurance plans, either directly through deductibles and retentions or indirectly through the use of captive tools.

Material Damage and Business Interruption

The protection of SUEZ assets follows generally accepted principles for property damage and business interruption insurances and extends to assets owned and leased by, or entrusted to, SUEZ.

The facilities are covered by programs contracted by the operational companies at the level of the Divisions and/or Business Units and/ or Entities.

The main programs provide for coverages based sometimes on total reported value but more often on maximum limits anyone loss varying between €120,000,000 and close to US$2,000,000,000.

In order to cover their assets, the Environmental businesses favor a layered solution in two successive lines, one designed to cover medium-size sites and another which is reserved for the most important operating sites.

The Energy businesses, whose generation centers constitute a major asset, have opted for a regional approach, which takes advantage of the capacity available in markets specialized in function of the nature of the equipment. In addition to the typical coverages for fire and explosion, generation facilities may subscribe risk extensions in the field of machinery breakdown according to the nature of the equipment, for example gas turbines or boilers, etc…

The nuclear plants operated by Electrabel in Doel and Tihange are covered in material damage by the mutual insurance company, Nuclear Electric Insurance Limited, or NEIL/ONEIL.

Business interruption insurance is subscribed on a case-by-case basis in function of the risk analysis performed at the appropriate level, which may be the production unit itself or set of units belonging to the same division of activities, located in the same geographic zone.

Construction projects are covered by “Erection All Risks” programs, subscribed to by the project owner, project manager or lead company.

Employee Benefits

In accordance with legislation in effect and with business agreements, employee benefits programs covering against risk of accidents and medical expenses are developed at the level of the operational entities.

These programs may be financed by retention, depending on the capacity of the operational entity, or by transfer to the insurance market.

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RISK FACTORS Safety and crisis management

Civil liability

We subscribe civil liability insurance under the following categories:

General civil liability

In excess of the underlying coverage pertaining to each division or business unit, which normally amounts to €50 million, we have a worldwide excess liability program which, subject to certain exclusions and sub-limits imposed by the market, provides a total capacity of €500 million, all indemnities combined.

Maritime liability

Our global general liability program is placed in the non-maritime market and excludes from its scope specific types of risks such as, for example, maritime risks, which are covered by specialized markets.

An important part of our activities necessitates the use of ships for the transport of liquefied natural gas and sometimes also for coal. The liability that could be incurred as a charterer or owner of ships is covered by appropriate policies.

Nuclear liability

In its role as operator of nuclear plants in Doel and Tihange, Belgium, Electrabel’s nuclear operator’s liability is regulated by the Paris and Brussels conventions. These conventions have established an original system, derogatory from common law, inspired by the desire to provide compensation to victims and to encourage solidarity among European countries.

The Nuclear liability falls exclusively on the operator of the facility where the nuclear accident occurs. In exchange for this strict liability, the amount of compensation is capped up to a maximum amount per accident and is limited in time to 10 years. Beyond the maximum amount, an additional indemnification mechanism has been established by the governments signatory to the conventions.

The Belgian national law of ratification requires the operator to subscribe to civil liability insurance and Electrabel’s insurance program conforms to this obligation.

Environmental Damage civil liability

We are covered for environmental damage risks within the framework of our global worldwide liability program.

However, environmental damage risks are subject to a special approach because of special conditions imposed by the international reinsurance market, which generally limits coverage for sudden and accidental damages.

As an exception to this principle, the Environment businesses use the coverage from the specialized pool through a reinsurance plan. It has available a package whose capacities are limited in amount and geographically, but which carries extensions of guarantees such as depollution costs and the coverage of events occurring slowly and gradually.

4 .7 Security and crisis management

In fiscal year 2006, the international political context remained highly volatile and tense. Various countries in North Africa and the Middle East, as well as Southeast Asia, again suffered particularly violent acts of terrorism. At the same time, Europe also continued to suffer from the effects of Western intervention in Iraq, and has been threatened by terrorist attacks (as in London, for example), most of which have been thwarted by to the intervention of and exchanges among intelligence services.

The Israeli intervention in Lebanon in July 2006 resulted in a very large scale evacuation operation of the populations threatened, including French nationals.

At the same time, the legal framework has also evolved toward greater rigor and is now characterized by the emergence of new provisions recorded in the French Defense

Code with the Law of December 12, 2005, and its implementing decree of February 23, 2006. This law requires operators of vital infrastructures to participate in the fight against terrorism. In addition, the French Financial Security Act requires the same sectors (energy and water) to prepare backup plans for vulnerable businesses to make it possible for them to continue operation of a facility, even if such operation is “diminished” after a disaster.

Finally, court recognition and sanction of a “safety of result” obligation in favor of the victims of an attack was recently applied by the courts to a workplace accident. This type of event is no longer considered in and of itself as an event of force majeure that exonerates the employer from liability when the employer knows (or should know) the type of threat to

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which its employees are exposed in a high-risk zone, and if it does not adopt adequate prevention measures.

SUEZ decided to develop the resources necessary to meet these new obligations and anticipate the major crises which the Group may have to confront, by creating in 2004 the Security Department, which is placed directly under the authority of the Group Secretary. This department operates through a network: the SUEZ Global Security Network (SGSN) starting from the center and then extending to the divisions, and subsequently to the operational subsidiaries located throughout the world.

The missions entrusted to this department relate primarily to:

Employee security

There should be coordination and centralization of security measures for expatriate employees of the Group, to deal with the emergence of threats of all types to which they may be exposed.

This mission also includes monitoring practices for sending employees on business trips and preventive measures to be implemented in the event of potentially dangerous demonstrations.

To accomplish this mission, SGSN may rely on outside service providers who are specialized in the area of health as well as security, and it has also created close ties with the appropriate government departments, particularly those of the Ministries for Foreign Affairs and Defense.

It was in this capacity that SGSN served as the general coordinator for the evacuation of our employees working in Lebanon during the conflict with Israel.

Finally, and for preventive reasons, a permanent “country watch list” has been instituted with the establishment of an Intranet site specifically dedicated to traveling employees. A classification of risk zones and alerts directed to the appropriate entities is included in this program.

Security of facilities

The issue here is to ensure prevention and the protection of the Group’s assets in light of the emergence of new threats that can result in material property losses through their destruction, but also and in particular, to address indirect losses from the theft of information through possible confidentiality breaches. This mission is based on the performance of security audits and the implementation of standards (particularly for critical facilities currently under construction).

Given the reform of the French Defense Code, SGSN has developed a methodology to analyze vulnerabilities and protect sensitive sites. This methodology is currently being deployed in the operational units located in France, but it will become the reference standard for the SUEZ Group worldwide.

Finally, the operating subsidiaries have been made aware of the importance of developing operational continuity plans to deal with the occurrence of unconventional situations such as, for example, the conditions that would result from a global flu pandemic.

Crisis management

The SGSN may also be configured as a crisis unit. In this case, it would receive the support of the Communications and Human Resources Departments and help from specialized outside service providers.

The crisis unit would take action primarily in the event of an attack on individuals or assets, and in the event of natural, industrial, and even political, catastrophic events.

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5.1	History and growth of the company	p. 27
5.1.1	Corporate name and name of issuer	27
5.1.2	Registration	27
5.1.3	Incorporation	27
5.1.4	Corporate headquarters/legal form	27
5.1.5	Significant events	28

5.2	Investments	p. 28
5.2.1	Principal investments	28
5.2.2	Major investments in progress	28
5.2.3	Principal investments planned by the Group	28

5 .1 History and growth of the company

5.1.1 Corporate name and name of issuer

SUEZ.

5.1.2 Registration

Commercial Register: Paris 542 062 559 APE Code: 741J

5.1.3 Incorporation

The Company was incorporated on February 23, 1880, and extended in 1941 for a period of 99 years. The term of the Company will end on December 31, 2040 unless wound-up or extended.

5.1.4 Corporate headquarters/legal form
Corporate headquarters: 16, rue de la Ville l’Evêque 75008 Paris – France Telephone: 33 (0)1 40 06 64 00 SUEZ is a “société anonyme” (French corporation) with a Board of directors

SUEZ is subject to the provisions of Book II of the French Commercial Code (Code de commerce), applicable to commercial companies, as well as all other provisions of French law applicable to commercial companies. It is governed by current and future laws and regulations, applicable to corporations, and its bylaws.

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INFORMATION ON THE COMPANY Investments

5.1.5 Significant events

History of the creation of SUEZ

In accordance with announcements made in 1997 at the time of the merger, SUEZ gradually ceased to be a conglomerate, becoming an international industrial and services group. Today, SUEZ designs sustainable and innovative solutions for the management of public utilities as a partner of public authorities, businesses and individuals. It sees its mission as responding to essential needs in electricity, gas, energy services, water and waste management.

Please refer to Section 6.1.1.3 below for the significant events of 2006.

SUEZ is the result of a merger between Compagnie de SUEZ and Lyonnaise des Eaux, which took place in June 1997. At the time, Compagnie de SUEZ, which had built and operated the SUEZ Canal until it was nationalized by the Egyptian government in 1956, was still a holding company with diversified equity investments in Belgium and France, mainly in the financial services and energy sectors. Lyonnaise des Eaux was a diversified company involved in water and waste management and treatment as well as construction, communications and the management of technical facilities.

5 .2 Investments

5.2.1 Principal investments

In 2006, the Group’s investments in property, plant and equipment and intangible assets totaled €2,367.6 million (see cash flow statement, Section 20). Cash flows used in investing activities are explained in Section 9.4.2 of the management report.

5.2.2 Major investments in progress

In 2007, investment outlays are estimated at €3.4 billion in the energy business and €1.1 billion in the environment business.

In addition to maintenance investments, the major energy investments underway are in Europe, the US and South America.

In the environment sector, the major investments underway are in Europe and the United States.

5.2.3 Major investments planned by the Issuer

See Section 6.1.1.4 below.

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6.1	Principal activities	p. 29
6.1.1	Types of operations	29

6.2	Main markets	p. 68
6.2.1	Main markets – energy	68
6.2.2	Main markets – environment	70

6.3	Exceptional events	p. 72

6.4	Dependence on patents, licenses or contracts	p. 72

6.5	Competitive position	p. 72

6.6	Sustainable development – environmental and corporate information	p. 72
6.6.1	Environmental information	74
6.6.2	Human resources information	93

6 .1 Principal activities

6.1.1 Types of operations

6.1.1.1 Description of Group activities	In both its energy and environment sectors of activity, SUEZ holds first tier market positions:

SUEZ provides services that respond to the basic needs of its diverse customer base.

SUEZ responds to the needs of local municipalities, consumers and businesses that are facing new demands due to population growth, urbanization, improved standards of living, and environmental protection. The Group’s subsidiaries respond to this challenge every day at the local level, with partnerships based on performance, innovation, and the exchange of ideas. Their technical and managerial expertise enables them to control energy consumption, limit the release of greenhouse gases, preserve natural resources, and give access to sanitation services, while providing strict control of risks that could affect the health and safety of local populations.

SUEZ has a special talent for conceiving, designing, implementing, and managing systems and networks in each of its businesses that best meet the needs of its customers: businesses, local governments, and individuals. SUEZ strives to bring them the innovative and customized solutions they expect.

As a result, the Group’s growth depends on a diversified offering of services that is based on the Group’s wide-ranging expertise, its long experience and many satisfied customers, a financial and geographic flexibility that provides dependable cash flows, and lastly on its international network.

•    in the Energy sector, SUEZ is a major participant, with a reputation for expertise in various segments of the value chain, from electricity generation to energy trading and support activities, transport and marketing of electricity and natural gas, management of transport and distribution networks, services including construction and operation on the sites of cogeneration units, technical management of facilities owned by customers, optimization of systems, and engineering activities;

•    in the Environment sector, SUEZ is a major participant in water-related services. It designs and manages the production and distribution of systems for drinking water and the treatment of wastewater, performs engineering activities, and supplies industrial companies with a wide range of services. SUEZ is also a world-class player in waste management for municipal customers and businesses. Its capabilities cover the entire value chain: collection, sorting and recycling, incineration, landfill – and the majority of categories of waste, both hazardous and non-hazardous.

SUEZ believes that its diversified customer base constitutes the basis for ongoing business with a potential for organic growth greater than that of the GDP.

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SUEZ provides services to two main customer segments:

Municipalities and individual customers

Changes in public policies, national regulations, and increasing urbanization are determining factors for the market potential for the Group over the long term.

Demands from the private sector are growing as markets deregulate, public authorities become aware of the limitations of their resources and specialized knowledge, and environmental regulations regarding water and waste services become stronger. These demands on the private sector may take the form of privatizations, concessions, or operating and maintenance contracts. The same situation holds true for many communities and international institutions that are striving for greater efficiency, in the form of prices more in tune with economic realities, a superior level of service, and an increase in the population served.

SUEZ believes that these markets have tremendous potential for long-term development.

In the Energy sector, ongoing deregulation in Europe will make all residential customers eligible starting July 1, 2007, which will provide opportunities for commercial growth. In addition, significant investments in energy infrastructure (for electrical production, electric and gas networks, and LNG terminals) will be necessary in coming years to keep pace with demand and continue with the replacement of the oldest facilities.

With regard to the Environment, delegation of the management of water-related services and the collection and treatment of waste to the private sector remains generally confined to Europe and the United States. European environmental standards, which are among the world’s most advanced and rigorous, continue to generate a growing demand for comprehensive, sophisticated, and dependable services. On the international front, the long-term requirements are enormous, but the guiding principles for public/ private partnerships have not yet been worked out.

As indicated in the Camdessus report[1] e private sector can play a role in the resolution of this international problem only if solutions are found that avoid excessive risk-taking to the detriment of operators and ensure that public authorities are in a position to honor their contractual commitments, especially those relating to charges.

Business customer base

Customers in the industrial and service sectors often seek customized solutions, which the Group is well equipped to offer in its areas of specialization.

SUEZ offers all of the following:

•    basic products and services (electricity, gas, water and waste management);

•    a wide range of specialized services, which include the treatment of hazardous industrial waste, the design and supply of water treatment, electrical, and mechanical facilities, and HVAC expertise;

•    management services for industrial, commercial, and service facilities, ranging from maintenance to complex outsourcing activities.

SUEZ believes that the market for providing services to businesses will continue to grow in the coming years; the rate of this growth will be correlated with the soundness of national economies. The development of activities that businesses delegate to their service providers shows several strong, marked trends:

•    the increasing trend from simple services (maintenance) to more complex services (facilities management, complete waste management);

•    the necessity for the service provider to commit itself to achieving the desired result and not just taking due care;

•    the sharing, and even the transfer, of all or part of the industrial risk (outsourcing);

•    opportunities related to the continued opening of new energy markets.

SUEZ offers both multi-site – due to its international presence – and single-service or multi-service contracts, depending on the customer’s requirements. In this case, the contracts may, for example, include the supply of ultra-purified water (Ondeo), electricity, gas, and heat (SUEZ Energy Europe and SUEZ Energy International), waste incineration and treatment (SITA), the provision of industrial services (Fabricom), facilities management, or onsite management of energy production (Elyo).

6.1.1.2 Organization of the

            SUEZ Group

SUEZ is organized around four operational divisions in two sectors of activity – energy and environment:

•    the SUEZ Energy Europe (SEE) division includes all gas and electricity activities in Europe;

•    the SUEZ Energy International (SEI) division is in charge of SUEZ gas and electricity activities outside Europe;

•    the SUEZ Energy Services (SES) division handles all SUEZ multi-technical services activities;

•    the SUEZ Environment division incorporates all Group activities in Water and Waste Management.

See also Section 25, which presents a list of the principal companies in each operational division.

1 Report of the international work group on financing global water infrastructures, March 2003.

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6.1.1.3  The year 2006 was

             marked by continuing              implementation of the

             Group’s profitable

             development strategy and

             preparation for the merger

             with Gaz de France

In 2003, an action plan announced by the Group in January 2003 was implemented, which targeted the improvement and stability of Group profitability as well as the strengthening of its financial condition. At year-end 2003, performance was in line with all the objectives of the action plan, including debt reduction and cost-cutting (Optimax program) and a reduction of SUEZ’s exposure in emerging countries.

In 2004, we refocused the Group on its two sectors of activity – Energy and the Environment – and launched the implementation of a profitable organic growth strategy based on these two core activities.

In 2005, we continued the integration of SUEZ through the success of the combined public offer launched on its Electrabel subsidiary on August 9. As a result of this transaction, SUEZ owns 98.62% of Electrabel’s share capital.

In 2006, SUEZ continued to deploy its profitable organic development strategy throughout all its activities.

•   SUEZ Energy Europe continued its European commercial deployment, with a 10.4% organic increase in its revenues[2]. This growth reflects both growth in volume and an increase of electricity market prices, which are also strongly influenced by the trend of fossil-fuel prices. Although the volume of electricity sales shrank in Belgium (-2.4%), they rose in the Netherlands, thanks primarily to the acquisition of Rendo and Cogas, and, more generally, on non-Benelux markets due to successful commercial initiatives. In addition, Electrabel continued to expand its production capacity mainly through the commissioning of the 758-megawatt high-speed train (TGV) power plant in Castelnou in Spain.

•   SUEZ Energy International also recorded dynamic, across-the-board growth in all its business areas, with revenues increasing organically by 11.4%. In North America, growth was mainly driven by the commercial successes of industrial and commercial clients and the significant improvement of the price environment for “merchant” power plants in Texas. In the Asia/Middle East region, the good performance of electricity prices, which was driven by high gas prices, fueled the significant rise in sales in Thailand and Turkey. Sales surged as well in South America, particularly in Brazil. The increase was mainly driven by the replacement of the last batch of initial contracts with new bilateral contracts with distributors and industrial clients.

•   SUEZ Energy Services also recorded 5.1% organic growth in its revenues. Growth was particularly buoyant in the installation and maintenance professions in France. Services in France recorded 4% organic growth due to commercial developments and additional works. In the rest of Europe, SUEZ Energy Services recorded across-the-board growth for its activities, in particular heating, ventilation, and air-conditioning.

•   SUEZ Environment also performed extremely well, with organic growth of 6.5% for its revenues. Growth was particularly strong in Water Europe activities with the remarkable results of Agbar, especially in its water and sanitation activities, and Lyonnaise des Eaux France, due to the signature of new sanitation and works services agreements. Waste Europe recorded growth in France due to the increase in processed volumes (incineration, sorting, landfilling). Waste Management in Germany and Central Europe also recorded a sharp increase following the commissioning of new waste treatment plants in the second half of 2005. In the United Kingdom, organic growth can be explained for the most part by a favorable price environment on a market where the Group’s successful expansion is based on Private Finance Initiative (PFI) contracts. Degrémont’s performance was leveraged by the large international contracts won by the Group (Perth, Australia; Halifax, Canada; contracts in Algeria and Mexico). Degrémont also won new contracts in 2006 and

2.  With the same group structure and using the same accounting methods and exchange rates, excluding energy trading and fluctuations in gas prices.

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affirmed its leadership in the Re-Use fields (Lusail, Qatar; Doha) and desalination (Barcelona; Barka, Oman). International recorded significant organic growth, which stemmed primarily from a greater number of water and sanitation contracts in China, increasing prices and volumes in Morocco, contracts going into effect in Algiers, and the development of industrial and commercial waste collection activities in Australia.

2006 was also marked by the preparation of the merger between SUEZ and Gaz de France which was approved, in principle, by the SUEZ Board of Directors on February 25, 2006, and by the Gaz de France Board of Directors on February 26, 2006.

This project is a natural extension of existing cooperation between the two groups and the fruit of talks that have been taking place since the end of 2005.

The projected transaction is taking place in a climate of radical, fast-paced changes to the energy sector in Europe. It corresponds completely to the strategic ambitions of the two groups and allows them to develop at an even faster pace. The projected merger is unrivalled in terms of complementary expertise, skilled human resources, and assets and will make the new group a global leader in energy and the environment.

Numerous major internal works were carried out between the SUEZ and Gaz de France teams in 2006 on various construction sites that had to do with the merger process and the future integration of the two groups. These works helped to hone the assessment of the synergies arising from the merger, which were announced on May 4, 2006. They also helped to define the industrial organization of the future group, which was introduced to the market on October 30, 2006.

Furthermore, in 2006, several significant obstacles to the merger were overcome.

At the EU level, Gaz de France and SUEZ jointly notified the European Commission of the transaction on May 10, 2006. At the end of a so-called “Phase II” survey, the European Commission declared on November 14, 2006, that the transaction was compatible with the common market and authorized its completion.

In this context, if the merger is completed, SUEZ and Gaz de France made the following promises to the European Commission:

•   sale of the 25.5% ownership interest held by Gaz de France in SPE;

•   sale of the ownership interest held by SUEZ in its subsidiary Distrigaz. Subject to the agreement of producers, however, Distrigaz supply contracts for a volume of 20 TWh may be transferred to the group which will result from the merger between SUEZ and Gaz de France. In addition, prior to the disposal of its ownership interest in Distrigaz, a supply contract for a volume of 50 TWh will be signed between Distrigaz and the new group for the supply of Electrabel. These various arrangements will help to secure gas volumes for supplies to customers and Electrabel power stations;

•   reduction of its ownership interest in Fluxys SA (owner of transmission/storage installations in Belgium and, via its subsidiary Fluxys LNG, the LNG terminal in Zeebrugge) to 45% and loss of control of this company. Management autonomy will also be reinforced by additional governance measures. At the same time, the new group will have a 60% ownership share in the Zeebrugge terminal, one of the largest terminals in Europe, through the creation of a company called Fluxys International, which will own the LNG terminal and manage the hub and other assets outside Belgium.

In addition, if the merger is completed, SUEZ and Gaz de France have made the following promises to the European Commission concerning infrastructures and heating networks:

•   measures to facilitate access to the Zeebrugge hub; promise to launch open season market surveys by the end of 2007 for the second extension of the Zeebrugge LNG terminal and increase North-South transit capacity through Belgium, new storage capacities; improvement of transparency rules on the Belgian market;

•   transfer of Distrigaz & Co. (which sells transit capacities on the Troll and RtR lines) to Fluxys, in accordance with the agreement signed with Publigaz; application in Belgium of the code of conduct to new transit agreements;

•   transfer of the Gaz de France ownership interests (25%) in Segeo (which owns a gas pipeline in Belgium that runs from the Netherlands to France) to Fluxys;

•   significant increase of storage capacities in France by Gaz de France to accommodate upcoming market increases and significant growth in the unloading and regasification capacities of the Montoir terminal in Brittany, whose current capacity of 8 billion cubic meters will be increased to 12 billion cubic meters in the medium term, then to 16 billion cubic meters;

•   spinning-off of management activities for the methane terminals in France, according to the model adopted in 2005 for the transmission network (GRTgaz) and, in the near future, the distribution network (GRD) in expectation of the complete opening of the market in 2007. Furthermore, Gaz de France has already spun off the Fos Cavaou terminal;

•   improvement of corrective mechanisms with regard to delivery on the GRTgaz transmission network and measures to strengthen storage transparency in France;

•   disposal of the Cofathec Services heating networks and disposal of Cofathec Coriance (a subsidiary that handles the management of public service delegation contracts for heating networks for local governments), excluding its activities in cold networks.

On March 9, 2006, the Belgian government gave its approval to the planned merger between SUEZ and Gaz de France and restated its commitment to improving the operation of the Belgian electricity generation market. As part of this commitment, it expressed a desire that additional measures be added to the agreement that was signed with the group in the fall of 2005 (the so-called “Pax Electrica” agreement). In that

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agreement, the Group made the following promises in anticipation of the merger between SUEZ and Gaz de France:

•   the Group agreed to sign with SPE an agreement increasing its share by up to 250 MW in the existing nuclear facilities of Doel 3 and 4 and Tihange 2 and 3 that are jointly owned by Electrabel and the SPE. It also agreed to sign long-term sales agreements with SPE for 285 MW that may be converted into joint ownership at maturity. These agreements will take place at generally competitive and stable economic terms. Additionally, there will be an exchange of the 100 MW held by the SPE in the Chooz B power plant for 100 MW in Doel 3 and 4 and Tihange 2 and 3, for a resulting increase of the Group’s nuclear power in France to 1,200 MW;

•   in accordance with the Group’s promises and in the context of the government’s objectives, the Group will continue to examine the possibilities of asset exchanges with other market participants based on negotiated and stable terms during the first half of 2007. This position is part of the Group’s strategy and will help to boost its development in Europe, without challenging its overall production capacity and long-term profitability;

•   in the wake of what has been observed on other European markets, during the period for implementing the aforementioned measures, the Group planned not to increase electricity rates for its residential customers, except in the event of exceptional circumstances. The Group will contribute to ensuring secure supply sources for the country through an investment plan and will continue its efforts to offer competitive prices. In addition, it will develop long-term contract proposals for large industrial consumers;

•   following the government’s intervention in the recent developments in household energy expenses, the Group confirmed its previous agreement in principle to support a single contribution €100 million;

•   the government confirms the importance of maintaining a sustainable relationship with the sector via adequate cooperation mechanisms that will thus guarantee the overall stability of the regulatory framework applicable to the sector;

•   measures will be prepared to strengthen the Belgian government’s control over the availability of nuclear provisions that will favor their allocation to investments in Belgium and not challenge the existing rules regarding the rights and duties of nuclear operators. A legal structure in which the Belgian State and Synatom act as partners will be developed to take over the current tasks of the Monitoring Committee.

On November 8, 2006, the French Parliament passed a law to allow the privatization of Gaz de France, which constituted an essential prerequisite to the merger due to the mechanical dilution of the French Government’s ownership share.

This law was submitted to the Constitutional Council on November 13, 2006, due primarily to the fact that, since Gaz de France combined the attributes of a de facto monopoly and a national public utility, its privatization did not comply with the French constitution. In its decision of November 30, 2006, the

Council upheld the constitutionality of the privatization of Gaz de France but added an interpretative proviso to its approval that postponed the possibility of an actual transfer of Gaz de France to the private sector to July 1, 2007. Pursuant to the decision, it is only on this date that Gaz de France will no longer be the exclusive supplier of natural gas to individual clients and therefore lose its status as a national public utility due to the complete liberalization of the energy markets.

This deviation from the original calendar does not mean that the two companies do not wish to successfully complete their merger, which will respect the interests of all participants, as quickly as possible. On December 8 and December 20, 2006, respectively, the SUEZ and Gaz de France Boards of Directors reaffirmed that the proposed merger was still most relevant to the future of the two groups. This working assumption was adopted by the two compagnies in the perspective of holding two general shareholders’ meetings relating to the merger on June 21, 2007 for SUEZ and June 25, 2007 for Gaz de France.

6.1.1.4 Strategic priorities for 2007

The Group has excellent industrial prospects.

SUEZ’s competitive position in its business segments, its experience, and its technological leadership are strong drivers for future growth in changing markets (particularly with concentration among major operators, regulation mechanisms in energy markets, and new water treatment technologies).

Against this background, SUEZ will pursue the efforts already underway to improve operating profitability and cash flow generation in all its businesses and increase its investment in industrial growth. Excluding major acquisitions, investments will rise to 15 billion euros over the period 2007-2009 period, compared to 10.2 billion euros in the 2006-2006 period, excluding OPM Electrabel. Investments will be carried out while maintaining the Group’s financial disciplines (maintaining its A rating in the medium term and observing its investment criteria).

In particular, the Group’s objective is to raise its worldwide electrical production capacity to 75,000 MW by 2012, and more specifically to augment its nuclear production capacity by building new plants in Europe based on the expectations of national authorities. For the 2015-2020 period, the objective is to own and operate new third generation nuclear plants. SUEZ will also pursue development in gas and liquefied natural gas (LNG), capitalizing on its currently strong positions. In environment, the Group aims for dynamic growth with internally financed and profitable revenue growth between 6% and 10% per annum for the 2007-2009 period. Finally, SUEZ intends to seize the opportunities for growth provided in the field of energy services, while positioning SUEZ Energy Services among the most profitable players in this sector.

With these priorities in mind, the principal development strategies for the various branches are as follows:

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OVERVIEW OF ACTIVITIES Principal activities

SUEZ Energy Europe

•   SUEZ targets dynamic growth in Europe while maintaining its market share in Benelux. This commercial growth will be based on pursuing expansion of its production capacity that is balanced over the long term (including nuclear, gas, coal, and renewable energy), with particular emphasis on generating power at competitive prices with minimal CO2 emission. With this goal, SUEZ intends to make good use of the Group’s expertise in nuclear and gas fueled production.

SUEZ Energy International

•   Outside of Europe, SUEZ intends to develop its activities, maintaining a balance in terms of geography (Brazil, Middle East, Thailand, and the United States), energy type (gas-LNG and electricity), and contract types (“merchant”, direct contracts and public-private partnerships).

SUEZ Energy Services

•   SUEZ intends to reinforce its European leadership position in multi-technical services by pursuing growth in domestic markets (France, Benelux) together with dynamic growth in neighboring countries, seizing opportunities offered by high-growth sectors (particularly in energy efficiency, health, transport and mobility, outsourcing and nuclear) and marketing and technical synergies with the other SUEZ business lines.

This growth will occur in accordance with the SUEZ’s goal to attain top levels of profitability in the sector.

SUEZ Environment

•   In environment, SUEZ targets dynamic, profitable growth, internally financing revenue growth between 6% and 10% for the 2007-2009 period.

The Group’s ambition is to position itself as an integrated operator throughout the entire value chain in major European markets and to be recognized as the key player in complex water and waste management systems and technologies.

In addition, efforts leading to the completion of the SUEZ and Gaz de France merger, an event that will further strengthen the Group’s strong industrial outlook, will continue in 2007.

SUEZ will also continue the steps already initiated to simplify and optimize the Group’s structures. In this connection, on March 8, 2007, SUEZ announced its intention to make a public bid for the 1.38% of Electrabel’s shares that it does not already own, representing an investment of approximately 445 million euros.

On March 19, 2007 the Electrabel Board of Directors gave an unanimously positive adivice on SUEZ’ squeeze-out bid.

In addition, SUEZ’s Board of Directors announced that it plans for SUEZ to sell its equity stake in Suez-Tractebel to Electrabel. This proposal will be submitted to the Boards of Directors of Electrabel and SUEZ at a later date. The principal operating entities of Suez Tractebel are Suez Energy International, the consulting firm Tractebel Engineering, and the equity stakes in Distrigaz (57.24%) and Fluxys (57.25%).

6.1.1.5 Transactions in the Energy sector

6.1.1.5.1 General organizational structure and key figures

	Year ended 12/31/2006	Year ended 12/31/2005
in millions of euros
Revenues	32,850	30,401
Gross operating income	5,217	4,752
Capital employed	24,236	25,108
Number of employees	81,707	84,902

SUEZ’s activities in the energy sector encompass the whole value chain (apart from gas exploration and production). Such diversity makes it possible for Electrabel, Distrigaz, Fluxys,	SUEZ Energy International, and SUEZ Energy Services to develop tailor-made solutions corresponding to the many requirements of companies and local communities.

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Production capacity

SUEZ owns and is developing a flexible and efficient production capacity in its key markets: Europe, North America, South America, the Middle East, and Asia. The Group’s capacity, both installed and under construction, at December 31, 2006, was 59,099 MW3 (excluding development).

Natural gas is the fuel most used by the production units managed by the Group (contracted capacities included), with 43% of managed capacity, versus 9% for fuel oil and 9% for coal. Hydraulic power represents 22%, nuclear power 12%, and other sources 5%.

SUEZ believes that this structure guarantees robust competitiveness in terms of both return from power plants and environmental impact. In fact, production capacity includes mostly efficient technologies and lower-pollution fuels, as opposed to other fossil fuels such as coal. The Group is continuing its efforts in this area, and it also participates in research to improve the performance of coal power plants and lessen the environmental impact of this technology.

The accumulated power of projects under construction[4] totaled 8,264 MW as of December 31, 2006. In view of the projected commissioning schedules, SUEZ is planning to increase its rated power from 3,686 MW in 2007 to 648 MW in 2008, 3,666 MW in 2009, and 264 MW after 2009.

For projects under construction, the Group used 92.2% gas technologies and renewable technologies (3.3% wind and 3.0% small hydro) and 1.5% classical thermal solutions.

Energy trading and optimization (portfolio management and trading)

The Group’s energy activities conform to its general business model of stabilizing and optimizing margins between production assets, long-term supply contracts, and sales through the centralized function of portfolio management. In addition, the Group is developing energy trading activity in Europe on behalf of itself and its customer base.

At the European level, Electrabel is one of the pioneers in energy trading. Its years of experience allow it to offer innovative products and services by combining the physical supply of electricity and natural gas, access to networks, and financial instruments. It optimizes its global energy margin on markets (fuel purchases, optimization of electricity produced, and providing sales). Electrabel is active in all energy markets in Europe, from Scandinavia to Spain and from the Benelux countries to Poland, in gas, fuel, coal, electricity, and emission rights. On the Belgian market, Elia, APX, and Powernext created the Belgian Belpex exchange, for the purpose of coupling the day-ahead markets in electricity in France, Belgium and the Netherlands.

In the United States, energy trading activities deployed by SUEZ Energy International businesses are currently focused on existing assets and supply contracts. This activity, which requires initiatives in the field of risk management related to commodities

3.   MW is always an expression of net power unless otherwise specified: gross power less self-consumption by the plant itself. Installed capacity corresponds to 100% of the power of the plants included within the scope of consolidation (equity affiliates and companies that are proportionately or fully consolidated).

4.   The projects under construction are the projects approved by SUEZ which the company is contractually bound to build. They are different from projects under development, as the latter are identified projects and under study, but have not been approved.

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prices (including fuel purchases and electricity sales), is directly dependent on the company’s assets. Its purpose is to optimize the operating results of these facilities so that the margin on electricity sale agreements signed with final customers is guaranteed.

SUEZ Energy International manages its trading activities in the USA through SUEZ Energy Marketing NA, while Electrabel and Distrigaz assume this function in Europe for SUEZ Energy Europe (SEE).

The Group’s presence on the electricity and natural gas markets and in services is covered by three operating divisions:

SUEZ Energy Europe

Development of the Group’s electricity and gas activities in Europe is entrusted to the SUEZ Energy Europe (SEE) division. Its purpose is to maximize all synergies present within it to the benefit of its customers.

For electricity and gas activities in Europe, the major companies that comprise SEE are the following:

•    Electrabel (98.62% ownership as at December 31, 2006), European provider of global and customized energy solutions (production, trading, sales, distribution networks);

•    Distrigaz and Fluxys, derived from the split of activities from the former Distrigaz between the trading and transmission of gas.

At December 31, 2006 the Group’s ownership share is:

•    57.24% in Distrigaz;

•    57.25% in Fluxys.

Electrabel, Distrigaz, and Fluxys are listed on Euronext Brussels.

On September 8, 2006, the Group and Publigaz (the other stable shareholder in Fluxys and Distrigaz) signed a protocol of intent to submit to the Fluxys and Distrigaz Boards of Directors the transfer by the latter of its natural gas transit activities to Fluxys. In both respective Boards, this transaction will be subject to the procedure for intra-group transactions (Article 524 of the Belgian Code des Sociétés (Companies’ Code)). Subject to the successful completion of this transaction:

•    Publigaz will acquire a 6.25% stake in the capital of Fluxys from SUEZ-TRACTEBEL for a price of €2,830 per share and an amount of €53.80 per share in consideration of the estimated gross dividend for fiscal year 2006, which amounts to €126.64 million. This disposal will reduce

SUEZ-TRACTEBEL’s interest in Fluxys capital to 51.00% and raise Publigaz’s holding to 37.50%.

•    SUEZ-TRACTEBEL will buy 4.6% of Distrigaz capital from Publigaz for a price of €3,739 per share and an amount of €178.50 per share in consideration of the estimated gross dividend for fiscal year 2006, which amounts to €126.64 million. This acquisition will raise the SUEZ-TRACTEBEL ownership of Distrigaz capital to 61.84% and reduce Publigaz’s to 26.65%.

This transaction does not involve any change in the controlling interest of the companies concerned.

The memorandum of agreement of September 8, 2006, is an expression of the Group’s desire to continue in constructive

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dialogue with the authorities as regards the gas sector in Belgium. It is an extension of the promises made by the SUEZ Group to the Belgian Government as part of the “Pax Electrica” of 2005 on the occasion of the takeover bid launched by SUEZ on Electrabel.

Altogether, SEE activities represent approximately €15.97 billion of revenues in 2006 for a total workforce of 12,770 people.

SUEZ Energy International

SUEZ Energy International (SEI) is responsible for the Group’s energy activities and services in markets outside of the European Union. Electricity and natural gas are the core businesses of SEI. This covers electricity production, and the trading, marketing, and sale of energy, as well as the management of liquefied natural gas (LNG), gas transmission and distribution networks.

SEI is organized into four regional entities that are coordinated by a central organization located in Brussels.

The four regions are as follows:

•   North America, where SUEZ Energy North America, a wholly-owned subsidiary of SEI based in Houston, manages all the Group’s electricity and gas activities in the United States, Canada, and Mexico, including LNG Regasification facilities;

•   South America, where SUEZ Energy South America, a wholly-owned subsidiary of SEI based in Florianopolis (Brazil) manages all of the Group’s electricity and gas activities in Brazil, Chili, Peru, and Argentina;

•   Middle East – Asia, where SUEZ Energy Asia, a wholly-owned subsidiary of SEI based in Bangkok, manages all of the Group’s electricity, gas, and sea water desalination activities in Thailand, Laos, Turkey, and in countries of the Gulf Cooperation Council;

•   LNG, a sector in which SUEZ Global LNG, a wholly-owned subsidiary of SEI based in London and Luxembourg, is responsible for LNG activities, supply, coordination of transmission, and the management of ownership shares in liquefaction projects worldwide.

Altogether, SEI activities represented nearly €6.24 billion of revenues in 2006 for a total workforce of 3,893 people.

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SUEZ Energy Services

A European leader in multi-technical services, SUEZ Energy Services offers its industrial and service segment, local government, public administration, and infrastructure customers global solutions that include the design, development, and maintenance of equipment energy and utilities management, and long-term multi-technical management. With a presence on all parts of the value chain of technical services, SUEZ Energy Services places its multiple skills at the disposal of its clients and accompanies them throughout the life cycle of their installations and their sites. The services provided by SUEZ Energy Services enables its customers to optimize their assets, better manage their costs, and focus on their core businesses.

SES businesses respond to the rising concerns of customers for greater energy and environmental efficiency for their thermal and electric facilities. Although energy-intensive industrial plants such as steel, cement, and petrochemical facilities were among the first to start looking for solutions that are both efficient and profitable to control energy costs, this concern now extends to all sectors: infrastructures, local governments, service sector, and industry.

In addition to these economic concerns, there are also environmental and regulatory constraints: the gradual introduction of white certificates or energy-saving certificates throughout the EU, which already existed in Italy, the United Kingdom, and France, and the European directive regarding energy efficiency, which is particularly ambitious with regard to energy savings that are to be made by 2015. In this context, it is vital to choose a partner such as SES which has the capacity to take charge of the entire issue and propose an offer sized to the specific needs of clients.

The SES offering may include techniques such as cogeneration that have a high energy return, and it may also include the use of renewable energy such as biomass, geothermal energy, or solar energy.

In addition, SES companies are ideally placed, in terms of technical expertise, project management, contract relations, and geographic networking to meet the major challenges faced by several industrial and service sector customers:

•    refocusing on the core business and the desire to outsource with a search for complete and integrated multi-technical solutions in both the private and the public sector;

•    implementation of energy-efficient solutions, which are especially relevant in a context of high energy prices over the long term;

•    modernization of healthcare institutions, which will require facilities and multi-technical operations services in the long term;

•    paying increasing attention to mobility and safety, and consequently, major requirements for the upgrading of rail, road, and urban transport infrastructures;

•    new forms of contracts that allow indexing based on the performance or sharing of savings made.

SUEZ Energy Services is now a fully-fledged division within SUEZ, alongside SUEZ Energy Europe, SUEZ Energy International, and SUEZ Environment. The Division has been set up from a legal and organizational point of view to strengthen its efficiency. Since June 2005, SUEZ Energy Services has relied on a clear, transparent organizational structure that incorporates additional businesses, in accordance with the rules that applies to each of them: engineering, facilities and associated services, services to energy, and technical management. The entities that comprise SUEZ Energy Services are now organized by country in a structure comprised of seven BUs (Business Units).

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The organizational structure chosen is, for the most part, geographical and takes into account the proximity of the service activity. Each BU is placed under the authority of a single manager who answers for its results directly to the division’s general management. The division’s management is deliberately decentralized to ensure that decisions are made as close to the ground as possible. Commercial and technical cooperation between the SES entities and other SUEZ entities are encouraged in order to achieve optimal efficiency in terms of sales and costs.

SUEZ Energy Services offerings cover the whole value chain for technical services:

•   engineering – design;

•   development of electrical, mechanical, and environmental engineering facilities; systems integration; large projects;

•   multi-technical management and industrial maintenance;

•   management of energy systems and utilities on site;

•   facilities management.

In addition, the Electricity and Gas Companies specialize in the production and distribution of electricity in Monaco, Casablanca, Morocco and in the Pacific (New Caledonia, French Polynesia, Vanuatu, Wallis and Futuna). They are also partners in the development of these territories because they provide international quality services and the support of a major Group.

SES activities represented approximately €10.6 billion of revenues for 2006.

It has 65,044 employees in more than 22 countries, most of which are in Europe, where the Division’s activities are conducted on no fewer than 800 sites.

6.1.1.5.2 Strategy and commercial development

In Europe, SUEZ’s energy strategy focuses primarily on profitable organic growth that depends on our strong domestic positioning and targeted developments in electricity and gas.

On an international scale, SUEZ’s primary goal is to exploit its industrial expertise and encourage dynamic expansion based on its 5 key high-growth-potential positions (USA, Brazil, Thailand, the Gulf region, and LNG).

SUEZ Energy Europe

•   Develop activities in France from positions acquired in electricity and gas that rely on SUEZ’s existing sites in the environment and services businesses.

•   Defend and consolidate its position as a leader in the Benelux market.

•   Ensure stable growth in the markets of historic operators (France, Germany, Italy, Iberian Peninsula).

•   Develop growth portfolio in “Central”, Eastern, and Southeastern Europe.

SUEZ Energy International

•   Priority given to organic growth around the five key SUEZ Energy International strongholds (United States, Brazil, Thailand, LNG, and the Persian Gulf Cooperation Council)

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as well as, in a more proactive manner, in other countries where the growth in demand for energy is expected to be strong.

•   Concentration of sales and marketing activities on commercial and industrial customer base.

•   Maintenance of a stable portfolio that aims to achieve optimum risk/return performance.

SUEZ Energy Services

With revenues of over €10.6 billion, SUEZ Energy Services is currently the top participant in the European services market. It carries out its activities using well-known commercial brand names: Axima, Axima Services, Elyo, Endel, Fabricom GTI, GTI, Ineo, Seitha, and Tractebel Engineering. The division is number one in France, Belgium, and the Netherlands. It occupies a strong position in neighboring countries such as the United Kingdom, Germany, Italy, Spain, Switzerland, Austria and Norway and has begun to create bases for development in other countries, such as Portugal and Greece, as well as Central Europe.

In this context, the strategic priorities of SUEZ Energy Services are as follows:

•   continue to improve profitability of SUEZ Energy Services by streamlining the current activities portfolio, harnessing internal synergies, and developing cross-functional offerings;

•   strengthen its position as European leader in multi-technical services by emphasizing sales dynamics and the development of innovative offerings: energy and environmental efficiency, Public-Private Partnerships, new services, etc;

•   strengthen the Services component in management and maintenance businesses and focus on the high-value-added segments of facilities businesses, which will require a systems integration capacity or knowledge in facilities engineering;

•   implement profitable growth drivers: targeted acquisitions, development in new geographical areas, or new activities.

6.1.1.5.3  Energy– 2006 month-by-

                 month highlights

SUEZ Energy Europe

January-December 2006

Belgium

Electrabel prepares for the total opening of the energy markets in the Brussels and Wallonia regions scheduled for January 1, 2007. It establishes the WaLiBru program, which focuses on changes in processes and IT systems, various marketing aspects such as campaigns and offerings, and regulatory matters.

Belgium-France

Electrabel proposes a more varied commercial offering to its customers. Electrabel Professional, Electrabel Partner, and Electrabel Expert are new customized energy solutions for business owners in Belgium, where it also begins to market the green products Optivert and AlpEnergy. In France, the company develops the product ActivEnergy for professional users.

Italy

Electrabel continues to expand its production capacity. The Roselectra power plant (385 MW) is ready for commissioning. Construction of the new Leinì (385 MW) facility is begun.

France

Electrabel France and Gaz de France agreed to coordinate the development of two natural gas combined-cycle power stations of approximately 420 MW each, which they had originally planned to build separately, in the Fos-sur-Mer region.

January 2006

Netherlands

Distrigaz signs two large supply agreements with major industrial clients in the Netherlands.

February 2006

France

Electrabel gave an AlpEnergy certificate to its “green” clients to thank them for their commitment and trust. The company signs an agreement with Whirlpool. The two companies merge their public relations efforts to boost the image of AlpEnergy and Electrabel.

February-October 2006

Belgium – Portugal

Electrabel strengthens its wind power capacities with farms in Belgium (Gembloux 3 MW) and Portugal (Caramulo 84 MW).

March 2006

Belgium

The Electrabel Board of Directors gives its approval to the creation of a networks operator in Brussels, Brussels Network Operations. The new company will combine the activities of Electrabel Netten Réseaux Bruxelles, Sibelga departments, and its subsidiary Sibelga Operations. The operator is in charge of operating the Brussels networks.

Electrabel launched a new campaign aimed at promoting the sensible use of energy by the population. The company also encourages its associates to adopt good habits with regard to the sensible use of energy.

Launch of the new Distrigaz website. This is a more commercial site which presents a detailed overview of offerings to current and prospective customers. A secure extranet site allows them to access information (tracking consumption, invoices, information on market trends, etc.) online.

Netherlands

Distrigaz signs a third supply contract with a manufacturer located in the southwestern part of the Netherlands.

France

In France, Distrigaz crosses the milestone of supplying 100 industrial sites.

April 2006

Belgium

Eandis, the new sole distribution operator in Flanders, becomes operational. Electrabel contributes all the assets of its subsidiary Electrabel Netten Vlaanderen to it. In addition,

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pursuant to the implementation of prior agreements, Electrabel reduces its ownership share in Flemish inter-municipal distribution companies to 30%.

Spain

Electrabel’s production activity takes off. The Castelnou high-speed train (760 MW) produces its first megawatt hours, and the company receives administrative authorization to build a TGV of 1,200 MW in Morata in Tajuña. Service is scheduled to begin in 2009.

May 2006

Belgium

Electrabel signs an agreement with Volvo Europa Trucks to share its expertise as part of the construction of a CO2-free plant, which is part of the truck manufacturer’s sensible energy use policy.

June 2006

Belgium

The World Association of Nuclear Operators (WANO) carries out a Peer Review at the Doel nuclear power plant. An international team comprised of experts from various nuclear plants evaluates the power plant’s performance with regard to organizational structure, operation, maintenance, protection against radiation, etc.

Electrabel presents its 2006-2010 Nuclear Safety Global Plan. This plan includes medium-term goals in different fields, such as training and qualification, operation, maintenance, management, and emergency planning.

Fluxys decides to allocate more than €400 million to new infrastructures in its budget. This money will extend underground storage capacity at the Loenhout facility in Northern Belgium and increase East-West transmission capacity on the Zeebrugge-Zelzate/Eynatten (RTR) axis. This increase will make it possible to transport larger volumes of natural gas from both Eynatten and Zelzate to the United Kingdom.

Fluxys and Gazprom Export, a wholly-owned subsidiary of Gazprom, sign a Memorandum of Agreement to jointly investigate the possibilities for developing a new natural gas underground storage facility in Poederlee. The site in question is located approximately 18 kilometers as the crow flies from the underground storage in Loenhout and belongs to the same underground geological structure. In December 2006, the Memorandum of Agreement was converted into agreements between Fluxys, Gazprom Export, and Gazprom Marketing & Trading, a wholly-owned subsidiary of Gazprom Export. As these agreements have been signed, the feasibility studies will begin in 2007.

Distrigaz buys 8 spot shiploads of LNG that come mainly from Egypt and Qatar, thus illustrating its dynamic approach to liquefied natural gas.

Germany

Distrigaz signs its first supply contracts in Germany with two local distribution companies (Stadtwerke).

Italy

AceaElectrabel acquires 51% of the Longano Eolica, which has just begun construction of two wind energy farms (20 MW). This is the first concrete stage in the development of Electrabel’s wind energy capacities in the country.

July 2006

Belgium

Distrigaz places part of its contracted regasification capacity at the Zeebrugge terminal at the disposal of other LNG importers. Two shipments in addition to the volumes imported on behalf of Distrigaz were unloaded, regasified, and shipped to the market.

Distrigaz signs an agreement for the delivery of 7 LNG cargos to Zeebrugge during the winter with the supplier RasGas (Qatar).

Netherlands

Electrabel enters the residential market. The company acquires the activities of Rendo Energy and Cogas Energy. Since this fall, it provides electricity and natural gas to 400,000 customers.

July-November 2006

Italy

AceaElectrabel and the intercommunal company Consiage create a joint-venture in Italy. Elettria sells electricity to professional customers and, starting July 2007, to residential customers as well. An agreement with the intercommunal companies AMGAS Bari and AMET Trani leads to the creation of Elga Sud, which will supply electricity and gas starting in early 2007.

August 2006

Belgium

Electrabel sells a site in Beringen to E.ON Kraftwerke. This transaction follows the agreements signed with the Belgian federal government, the main purpose of which is to make unused production sites available to other operators, for a total capacity of at least 1,500 MW.

Germany

Distrigaz signs a third supply contract with a distribution company in Germany.

September 2006

Poland

Electrabel launches the Polish Power Index. On a daily basis, the company publishes the price at which it wishes to buy or sell blocks of 5 MW of electricity on its website. This initiative improves the liquidity and transparency of the Polish market.

Belgium

Fluxys presents its new ZEE platform service. The service simplifies physical access to the Zeebrugge Hub and offers shippers maximum flexibility in moving gas from and to the Hub using the Fluxys network. The ZEE platform service will strengthen the role of the entire Zeebrugge zone as a hub for gas flows in Northwestern Europe, as simplified access to the Zeebrugge Hub and greater liquidity will help to enhance the appeal of this zone for new LNG and gas transmission projects.

October 2006

Belgium

The Belgian government continues the discussions with Electrabel and SUEZ that began at the time of the takeover bid in September 2005. The led to the promises made by the Group

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in the context of the merger between SUEZ and Gaz de France. These promises allow other operators to operate in the electricity production market in Belgium provide legal and regulatory stability for the Group, and enable Electrabel to expand in Europe.

On October 1, the reverse flow capacity from the Interconnerctor to the UK jumped from 16.5 bill. m3/year to 23.5 bill. m3/year.

Netherlands

The company completes the first stage in the construction of a coal/biomass power plant in the Maasvlakte industrial zone in Rotterdam. It signs a Memorandum of Understanding with Europees Massagoed Overslagbedrijf that will form the basis of negotiations between the two parties. These negotiations are expected to result in the construction of an 800 MW facility, which is scheduled to open in 2011.

Germany

Electrabel and Vattenfall Europe Transmission sign an agreement to connect a new 800 MW coal plant to be built in Brunsbüttel to the high-tension network. This constitutes an important step towards a final decision concerning the investment

France

Through the Compagnie Nationale du Rhône, a 49.9% Electrabel-owned subsidiary, Electrabel commissions its first wind energy farm at Fos-sur-Mer. The farm comprises four 2.5 MW turbines. It will be followed by the Beaucaire farm (11.5 MW).

November 2006

Belgium

The Belgian electricity exchange Belpex is launched. This launch occurred in close collaboration with the Dutch and French energy exchanges and the Belgian, French, and Dutch transport network managers. Electrabel agrees to guarantee a liquidity threshold for this market.

Erwin Van Bruysel is appointed deputy director of Distrigaz.

As part of the increase in sales to industry, Distrigaz launches a new range of products and services to better respond to the demands of its customers.

Germany

Distrigaz signs a fourth supply agreement with a distribution company in Germany.

December 2006

Belgium

Distrigaz receives an LNG cargo ship from Qatar, which was routed through Al Marrouna, in Zeebrugge. Its capacity of 151,000 m³ makes it the largest methane tanker to ever unload cargo in a European port.

Distrigaz authorized Fluxys to manage its transit agreements starting January 1, 2007.

France

Electrabel purchases an additional 59.6% of Hydro-Electrique du Midi (SHEM) from the SNCF group. Electrabel already owns 40%.

Netherlands/United Kingdom

Commissioning of the BBL underwater pipeline between Balgzand (north of Amsterdam) and Bacton (on the British coast). The BBL pipeline is a joint venture between Gasunie (NL), Fluxys, and E.ON Ruhrgas (D).

SUEZ Energy International

January 2006

Brazil

Tractebel Energia was selected to participate in the ISE index. This index comprises some of the most liquid shares, including 28 companies traded on the Sao Paulo Stock Exchange that are widely recognized as being committed to social responsibility and sustainable development.

United States

Citizens Energy and Distrigas of Massachusetts continue their Heat Assistance Program to help low-income Massachusetts natural gas consumers. The program was created for people who do not receive federal fuel assistance and struggle to pay their natural gas heating bills. The program is also for people who have used up their fuel assistance allowance from the government and require additional assistance. Citizens Energy manages the program and Distrigas finances it with part of the income from each LNG shipload that arrives at its Everett (Massachusetts) import terminal for a total amount of one million dollars a year.

Bahrain

SUEZ Energy International, International Power (United Kingdom), and Sumitomo Corporation (Japan), signed a Power and Water Purchase Agreement or PWPA for a term of 20 years with the Ministry of Electricity and Water for the Al Hidd independent electricity and water production project in Bahrain. The PWPA will cover production of the existing Combined Cycle Gas Turbine or CCGT which has a power of 910 MW, and the seawater desalination plant, which has a capacity of 136,000 m3/day, and a recently-built new desalination extension with a capacity of 273,000 m3/day, which is expected to start operating at the end of 2007.

March 2006

LNG

SUEZ LNG Trading S.A signed a Memorandum of Understanding with Brass LNG for the purchase of 2 million tons of liquefied natural gas over a period of 20 years. The LNG supply will be handled by a new, two-train liquefaction facility in Nigeria with a total annual capacity of 10 million metric tons. The first LNG supply is expected in 2010.

April 2006

United States

SUEZ Energy North America files a license application with the US Coast Guard for its Calypso LNG Deepwater project. The project, which was designed to meet growing needs for natural gas in the State of Florida, will serve as the maritime receiving site for liquefied natural gas. In November, Calypso LNG, a subsidiary of SUEZ Energy North America, received a letter from the US Coast Guard indicating that the application for the deep-water port license for Calypso was finalized.

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Brazil

On April 23, the Clean Development Mechanism (CDM) Executive Committee “registers” the biomass cogeneration plant in Lages (State of Santa Catarina, Brazil) that is owned and operated by Tractebel Energia as a CDM project. Lages generates 28 MW of electricity and 25 tons of steam an hour. The facility will reduce greenhouse gas emissions by 220,000 tons of CO2 equivalent a year under normal operating conditions and will be assigned 220,000 certified emissions reduction credits a year over a period of 10 years as a result.

May 2006

Bahrain/Oman

In early May, SUEZ Energy International supplies the first kWh from its Sohar power plant in Oman and Al Ezzel plant in Bahrain. The two projects were acquired in mid-2004 and developed according to a tight construction schedule. Construction began at the close of the financial period in November 2004, and the first operational phase was completed at the end of April 2006.

Chile

SUEZ Energy Andino announces the sale of its 19% ownership share in the electricity production company Colbún. Half of the share was sold to the Angelini group at 82 Chilean pesos per share.

South Korea

On May 25, SEI sells its entire ownership share (75%) in Hanjin City Gas (HCG), the natural gas distribution company that operates in the metropolitan districts in the Kyunggi province northeast of Seoul.

June 2006

Brazil

During the energy auction in Brazil on June 29, Tractebel Energia successfully sells 493 MW of electricity for 6 billion euros. The sale will occur over a 30-year period and takes effect in 2009. The company sells 220 MW and 273 MW, which will be produced, respectively, by the existing hydroelectrical power stations Itá and Cana Brava, at an average price of 46,67 euros/MWh, which is greater than the average auction price.

Tractebel Energia signs a power purchase agreement with Vega do Sul (Arcelor group). From September 2007 to December 2013, Tractebel Energia will supply up to 23 MW of power worth approximately USD 44 million to Arcelor.

Chile

On June 6, SUEZ Energy Andino SA submits an environmental impact study for its new Andino power plant (two 200 MW facilities) to COREMA (the Regional Environmental Commission) for Region II of Antofagasta.

July 2006

Chile

SUEZ Energy International announces that, according to its estimates, investments of approximately USD 700 million are required to guarantee the security of the energy supply in northern Chile in the short and long term. The company states further that it has submitted a plan regarding this matter to the Chilean Ministry for Mining and Energy.

The plan advocates the installation of an LNG regasification terminal in the north of Chile to provide natural gas to the local power plants.

It also includes the construction of two thermal production units (Andino 1 and 2), with a net capacity of 200 MW each, capable of burning coal, petroleum coke, or a mixture of both. The first unit may be commissioned in 2011.

August 2006

Peru

Cálidda, the SEI subsidiary that distributes natural gas to Lima, announces that it has reached 30,000 customers “potentially connectable” to the network,, compared to the 10,000 defined in the concession agreement.

September 2006

LNG

In late August 2006, an LNG tanker from Atlantic LNG, Trinidad & Tobago, arrives in Japan and unloads 130,000 m3 of LNG for Osaka Gas (www.osakagas.co.jp). On its return trip, the LNG tanker loads cargo for Distrigaz (Zeebrugge) in Asia. To make these supply trips, SUEZ Global LNG chartered a 137,000 m3 vessel for the short term.

October 2006

Brazil

At the energy auction in Brazil on October 10, SUEZ Energy International sold 148 MW for a total of 2 billion euros. The sale covers a 30-year period of 30 years starting 2011. The power sold will come from the hydroelectric power plant under construction in São Salvador. The price obtained at the auction amounts to 50 euros/MWh.

São Salvador, the 241 MW hydroelectric power plant built by SEI in Brazil, is certified by Bureau Veritas (BVQI). Certification means that the quality standards applied by SEI for socio-environmental programs that are being implemented complies with Brazilian legislation and the standards used by the BNDES (Brazilian Bank for Multilateral Development), the Inter-American Development Bank, and the Ecuador principles, the financial industry benchmark for assessing and managing social and environmental risk in project financing.

On October 9, Tractebel Energia receives the “Prêmio Brasil Ambienta 2006” prize awarded by the Rio de Janeiro American Chamber of Commerce (Amcham-Rio) in the special category of Clean Development Mechanisms (CDM). The prize rewards the work that the company completed at the Lages power plant, which was registered this year by the United Nations CDM Executive Committee to negotiate carbon credits.

LNG

SUEZ Global LNG signs a framework agreement for the potential short-term supply of LNG with the China National Offshore Oil Corporation (CNOOC). This contract defines the structure and the conditions governing future supplies. It will

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enable SUEZ to conclude transactions quickly when market conditions are optimal. This market allows SUEZ Global LNG and CNOOC to stabilize their respective portfolios and meet the restrictions related to demand and supply in their respective markets.

November 2006

United States

SUEZ Energy Resources NA, the US retail energy sales subsidiary belonging to SUEZ Energy North America, ranks as the third-largest supplier of power to US commercial and industrial clients in terms of size, according to the international consultant KEMA.

SUEZ LNG NA announces that its LNG tanker, the SUEZ MATTHEW, has loaded its 1000th cargo of LNG from the Trinidadian facility of Atlantic LNG. This event marks the 174th shipment made by the vessel with Atlantic LNG. SUEZ MATTHEW has handled a total of 17.4% of all LNG shipments made from the site. The volume in question is greater than the volume recorded by any other vessel that has used this LNG export facility.

Chile

SUEZ and GasAtacama announce the signature of a Memorandum of Understanding to officialize their alliance as part of the design and construction of a liquefied natural gas reception, storage, and regasification terminal. The terminal’s construction has been planned for Mejillones and is expected to provide a secure natural gas supply to all electricity producers and consumers in Northern Chile.

December 2006

Thailand

Glow Energy, the largest private electricity producer in Thailand, signs two major power-supply contracts for a term of 20 years with petrochemicals companies that are subsidiaries of Siam Cement, which is based in the industrial zone of Map Ta Phut. The agreements represent an approximate value of USD 500-600 million.

Peru

The President of Peru inaugurates the first Chilca facility (172 MW) of the new Enersur power plant, located in the outskirts of Lima. A second facility is under construction and will raise the plant’s total capacity to 344 MW.

Oman

On December 11, 2006, SUEZ Energy International, which is part of a consortium made up of Mubadala Development and National Trading Company was selected for Barka 2 (an independent water and electricity generation project) in the Sultanate of Oman thanks to the reverse osmosis technology used at Degrémont. The contract won by the consortium headed by SUEZ Energy International includes the construction and operation of a 678-MW electric power plant, a sea water desalination facility with a capacity of 120,000 m3/day, and the purchase of an existing 665-MW (Al-Rusail Power Company) power plant from Electricity Holding Company, which is owned by the government of Oman.

Brazil

The Brazilian environment institute IBAMA grants a facilities license to the Estreito hydroelectric power plant (1, 086 MW).

After receiving proposals from several international bidders, Tractebel Energia signed an emissions reduction purchase agreement on December 28. The agreement covers the sale of 190,000 tons of CER (carbon credits) produced by the Lages cogeneration unit to Chugoku Electric Power Company, a Japanese generation (12,000 MW installed) and distribution (7.7 million consumers) company.

Saudi Arabia

SUEZ Energy International, in a consortium formed with Gulf Investment Corporation and Arabian Company for Water & Power Projects, signs a BOOT (Build, Operate, Own, Transfer) contract for an independent water and electricity production project with a capacity of 2,745 MW and 800,000 m3/day located at Jubail, in the northeastern part of Saudi Arabia. The consortium will own 60% of the project.

United States

Neptune LNG, a subsidiary of SUEZ Energy North America, announces that Governor Mitt Romney of Massachusetts, has approved Neptune, its off-shore LNG terminal project located in Massachusetts Bay.

The governor’s approval allows the US Coast Guard and the Maritime Administration (MARAD) to finalize the processing of the Neptune deep-water port application. Neptune LNG expects that its project, which consists mainly of the construction of a gas pipeline to the existing underwater gas line (HubLineSM), vessels especially designed for this project, and a supply of LNG that will make it possible to serve the needs of customers in Massachusetts and the rest of New England, will be fully operational by 2009.

SUEZ Energy Services

The year 2006 was marked by commercial success stories for SUEZ Energy Services. The contracts won by entities including the Services and Energy Divisions were all part of the genuine partnerships that we have with our customers. Furthermore, the backlog at the end of 2006 had a high number of installation activities compared to previous years.

France Energy Services BU

September 2006

•   The Elyo subsidiary Eseïs renewed its partnership with PSA Peugeot Citroën until 2011. This contract, which represents revenues of 143 million euros, covers Facilities Management services in the Paris Region sites.

December 2006

•   At the end of the call for bids launched by the French city of Besançon the Elyo subsidiary SECIP renewed its private operator agreement for the city’s heating for a period of 12 years. This contract represents revenues of 90 million euros. The 150,000 MWh of heat, which are distributed over a 30-km network, are produced from a mix of energy that is interesting in terms of both economic and environmental concerns, including energy recovered by the household waste incineration plant and also a wood heater.

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•   The City of Epinal renewed a 19-year, 50 million euro public service delegation contract for the heating network managed by Elyo for the past 40 years. The renewal includes the installation of a new 6-MW gas heater and a wood heater, in which will reduce the annual CO2 emissions of the heater by nearly 90%.

France Facilities and Associated Services BU

March 2006

•   Aker Yards selects Axima to air-condition two 1,675-cabin cruise ships. The 58.3 million euro contract is but one example of the innovative solutions proposed by Axima to optimize the manufacturing cost of ships. Installation has become faster thanks to industrialized assembling procedures and workshop modular construction.

•   Once again, the Bordeaux Urban Community calla on Ineo for a series of works (high voltage, traction, signage, etc.) totaling 9.3 million euros for phase 2 of its tramway construction project.

April 2006

•   Villeneuve d’Ascq selects Ineo for the comprehensive maintenance of its public lighting works for a period of 12 years. This 24 million euro contract includes the supplying of energy, servicing, and emergency repairs and the renewal and upgrading of structures.

July 2006

•   Total signs with Ineo a 12-year, 12 million euro comprehensive multi-technical maintenance contract for its plants in Lacqu and Champs du Sud Ouest.

•   Arcelor Mittal renews the continuous-flow maintenance contract signed with Endel for its Fos-sur-Mer site for a period of 5 years and a sum of 15 million euros.

September 2006

•   Ineo and Axima have been selected by AREVA to undertake the electrical distribution, ventilation, and environment control connected with the new uranium enrichment-by-centrifugation technology. This technology, which uses one fiftieth energy of the traditional method, makes it possible to avoid the collection of water from the Rhône river to cool the plant. Total amount: more than 50 million euros.

•   Two SUEZ Group subsidiaries, Endel and SITA France, and their CMN (Constructions Mécaniques de Normandie) partner, won the French Navy’s bid for the first military vessel deconstruction market: the frigate “Le Lucifer”. The complete amount of labor required represents a total amount of 3.3 million euros.

November 2006

•   The City of Rouen and its suburbs select Ineo to install an Operations Assistance and Passenger Information system for its public transit operator Transport en Commun de l’Agglomération de Rouen (TCAR) to replace the existing system. Amount of contract: 6.6 million euros.

December 2006

•   Endel renews its multi-technical maintenance contract for the facilities of the CNES space center in Kourou, French Guiana, for a period of five years and a sum of 90 million euros.

Belgium BU

May 2006

•   Inova France awards Fabricom GTI a 20.2 million euro EPC contract for the water-steam circuit, turbine, air condenser, and the demineralized water production unit of the new energy recovery incinerator that Intradel is currently building in the Liège region (Herstal). The new facility’s energy return will increase threefold.

July 2006

•   Axima Services is awarded two major contracts for prestigious buildings in Brussels: the Juste Lipse, which houses the offices of the European Union Council of Ministers, and the Dexia Tower. In both cases, Axima Services will manage maintenance and offer complete coverage for a period of 10 years and an overall sum of 30 million euros.

December 2006

•   One year after winning its first share of the market, Axima Services is selected by ABB for the facilities management of 4 additional buildings in the Benelux countries for a period of 10 years and a sum of 23 million euros.

•   ESTEC, the design center for most of the European Space Agency’s vessels, is located in Noordwijk, the Netherlands. Axima Services renews its operations and facilities management contract for a sum of 5 million euros.

Netherlands BU

March/December 2006

•   In 2006, the Dutch minister for transportation awarded GTI three maintenance contracts for highway traffic management systems, for more than 15 million euros in total.

May 2006

•   GTI, “Over het Water”, and the Town of Schiedam (the Netherlands) signed an agreement covering the development and operation of the energy supply facility for the “Over het Water” housing development in the town of Schiedam for a period of 30 years. The approximately 500 inhabitants of this new development will receive their hot and cold running water from a sustainable underground storage system.

May/December 2006

•   GTI designs, develops, and operates the largest connection network, which has a capacity of 37 wind power plants, for Windnet, the Netherlands’ first private network specifically devoted to large-scale wind energy farms. The delivery of this contract made GTI the leader of the Dutch market for private electric networks.

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November 2006

•   The first PPP for the renovation of public buildings is awarded to the Safire consortium, of which GTI is a member. The 175 million euros contract covers the renovation and technical maintenance of the 66,000 m2 building that houses the Finance Ministry in The Hague for a period of 25 years.

December 2006

•   Concerned about reducing the number of subcontractors working on its Pernis site in the Netherlands, Shell entrusts the industrial maintenance of this site to the grouping formed by GTI and Imtech for a period of 5 years and a total sum of 100 million euros.

International BU

January 2006

•   Axima AG (Switzerland) wins the security service agreement for all of Swisscom’s over 2,000 buildings in Switzerland. The contract includes the provision of first-line intervention in the event that the fire or door alarm sounds or there is a failure at a HVAC or sanitary facility.

March 2006

•   The petrochemicals company and Eni subsidiary Polimeri continues to entrust its elastomer production site in Grangemouth to the team of Elyo Industrial Ltd. Elyo is responsible for the supplying of industrial gases, processing of process waters, steam production, and the management of emission certificates. The contract was renewed for 10-year period and represents total revenues of 76 million euros.

•   Axima Deutschland wins the 21 million euro contract covering all technical facilities for the extension of the GSK vaccine production center in Germany. The references and skills of Axima Deutschland in project management in a complex and demanding sector heavily influenced the customer’s decision.

May 2006

•   National Grid, the owner and manager of the high-tension electricity network and principal gas transportation system in the United Kingdom, chose Elyo Services Ltd. to ensure the technical management of the technical installations of its real estate assets of more than 1,000 buildings for a period of 7 years. The contract is for nearly 23 million euros.

•   Crespo y Blasco wins a 22 million euro, 30 year contract for the construction and maintenance of technical facilities for the Hospital del Norte in Madrid.

•   Crespo y Blasco won a 17 million euro contract for electrical facilities as part of the construction of the Madrid beltway.

June 2006

•   Axima Sistemas e Instalaciones (AXISI) is a member of the consortium that was awarded a contract for the construction of the new Albocaser correctional facility (Spain). The HVAC installation work handled by Axisi represents an amount of 18 million euros.

August 2006

•   Elyo Italia wins the contract for the management of energy facilities and the supply of power to the Latio hopsitals (Rome region) This 7-year contract represents a total amount of 200 million euros for Elyo Italia.

September 2006

•   The consortium led by Elyo Ibérica was selected to handle the construction and operation of the heating and cooling system for the “Expo Agua Zaragoza 2008” International Exhibition. This concession was granted for a period of 35 years and represents revenues of 300 million euros. After the Exhibition, the site will be converted back to a commercial and services area.

November 2006

•   The cell phone operator Orange awards a Facilities Management comprehensive coverage contract to Johnson Controls which covers the entire real estate portfolio (more than 300 buildings) of Orange UK. Pursuant to this contract, Johnson Controls entrusts maintenance work to Elyo Services Ltd., for a period of 3 years and an amount of 9 million euros.

December 2006

•   Azienda Ospedaliera di Verona (the Verona Hospital Institute) obtained the renewal of its maintenance management contract for 3 hospitals and their annexes for a period of 9 years and a total amount of 116 million euros (of which 52% for Elyo Italia). The contract includes the rehabilitation of facilities, fuel supply, management of the thermal power plant, and the maintenance of technical facilities.

Tractebel Engineering BU

May/July/December 2006

•   Tractebel Engineering reasserted its position on the market of LNG terminals by successively winning three contracts for design studies. These contracts, which are for the terminals of Porto Empodocle and Priolo in Sicily as well as that of Mohammedia in Morocco, represent an overall amount of nearly 12 million euros. The project owners are, respectively, Nuove Energy, Iono Gas, and the AKWA Group – ONE, SAMIR grouping.

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July 2006

•   Coyne and Bellier (Tractebel Engineering) sign an agreement with Electrificación del Caroni (EDELCA) for various hydroelectric project development missions along the Caroni river in Venezuela. The 5-year, 13.5 million euro contract also includes an aid mission for the development of new hydroelectric projects on the High Caroni, with particular emphasis being given to their social acceptability.

September 2006

•   EDF’s Centre National d’Equipement Nucléaire (CNEN) awarded CORYS T.E.S.S., a joint subsidiary of Tractabel Engineering, Groupe SUEZ, and AREVA TA, the project for the development of design simulators for the Flamanville EPR unit. The contract is for more than 10 million euros.

Electricity and Gas Companies BU

May 2006

•   EEC and the City of Bourail (New Caledonia) renewed the concession agreement for the distribution of electrical power for a period of 20 years and an amount of 88 million euros. The first power distribution concession contract had been signed on September 20, 1976.

Post-balance-sheet events

February 2007

Peru/Panama

•   In February2007, SUEZ Energy International acquired a majority shareholding of 51%, which was previously held by the British company Ashmore Group, in the largest thermal energy production complex in Panama (Bahia Las Minas Corp., 280 MW). The transaction involves the total transfer of Cálidda, a SUEZ natural gas distribution company based in Lima and Callao (Peru), to Ashmore Group and its Promigas subsidiary.

On March 29, 2007

•   SUEZ Energy North America’s subsidiary, Neptune LNG LLC, announced that the Neptune Offshore LNG facility has received its Deepwater Port License. Neptune is the first offshore LNG project on the United States’ East Cost to reach this milestone. The license will allow Neptune LNG LLC to build, own and operate the Neptune offshore LNG delivery system in Massachusetts Bay.

•   SUEZ has received the firm commitment from Hoegh LNG AS, Mitsui O.S.K. Lines, Ltd. (MOL) and Samsung heavy Industries that the two specially designed LNG Regasification Vessels (SRV) will be delivered at the targeted start-up date.

•   The Neptune project is being developed, intended to provide between 11.3 and 21.2 million m3 of natural gas perd ay – enough to serve 1.5 million to 3 million homes daily.

•   Neptune LNG anticipates having a fully operational project, including construction of a lateral pipeline connection to HubLineSM, the existing sub-sea pipeline ; specially designed ships ; and the LNG supply to serve customers in Massachusetts and the rest of New England at the latest in 2009.

6.1.1.5.4 Description of activities and their regulatory environment

SUEZ Energy Europe

Production, transport, and distribution of electricity

Regulatory environment

EUROPEAN LEVEL

In March2006, the European Commission published its Green Book entitled “A European strategy for secure, competitive, and sustainable energy”, which named six areas of priority action and gave matching concrete proposals: 1. Competitiveness and domestic energy market, 2. Solidarity, 3. Diversification of energy mix, 4. Sustainable development (climatic change), 5. Innovation and technology, 6. Foreign Policy (energy).

In January 2007, the European Commission will present new proposals regarding the completion of the domestic energy market that will mainly deal with the separation between network activities and competitive activities, powers of regulators, and coordination between GRTs. These proposals are part of a series of measures which comprise the “the energy package”[5]. Chief among these priorities are the fight against climate change and the completion of the domestic energy market. This ambitious agenda will be presented at the spring 2007 European Council meeting, which is expected to adopt an action plan with regard to European energy policy. Concrete legislative proposals are expected in the 2nd half of 2007.

Finally, it is the duty of the Member states who have not yet opened their gas and electricity markets (i.e., France, and Italy for electricity) to ensure that by July 1, 2007, their markets are completely liberalized.

Regarding CO2, pursuant to the Directive establishing a greenhouse gas emission quota exchange system in 2006, EU member states submitted their national quota allocation plans for the period 2008-2012 to the European Commission.

BELGIUM

In Belgium, the existing institutional framework had already anticipated most of the measures repeated in the 2003 directives. Accordingly, transport activities had been placed within a separate structure (Elia). Various corporate governance measures had been implemented to ensure the independence of the transport network manager. The producers SPE and Electrabel reduced their stake in this company to 30%.

EC directives 2003/54/CE (for electricity) and 2003/55/CE (for gas) were incorporated into Belgian law by the Laws of June 1, 2005.

5.   The “energy pack” includes in particular: the strategic

analysis of the EU energy policy, the road map on renewable Energy, a report on the implementation of the “renewable” directive in the electricity sector, the priority interconnection plan, communication on “Sustainable Coal”, the Nuclear indicative program for the Community, a report on the implementation of the directive on biofuels, a communication on the announcement of the European strategic plan for energy, the report on the domestic energy market and the sectoral survey.

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In 2006, various initiatives to improve the liquidity of the electricity production market in Belgium were undertaken. The principal initiatives include:

•   the auction of production sites to other interested producers: the Beringen site was sold to E.ON in 2006;

•   the commitments proposed by the group to the Belgian federal government in anticipation of the planned merger between Suez and Gaz de France. These commitments include in particular raising the SPE’s share in the Belgian nuclear capacity and exchange of assets with other European producers.

As regards transport, an increase of 700 MW in commercial capacity has been made to interconnect the French and Belgian transport networks with a mechanism for capacity allocation in the form of auctions and the elimination of privileged historical contracts.

In the wholesale market, a spot market was instituted in November 2006 on the Belpex electricity exchange in conjunction with the APX exchange in the Netherlands and Powernext in France, thereby linking the three markets together

In distribution, each region is completely autonomous in determining its own deregulation schedule, in compliance with the deadlines imposed by the directives. The Flemish market for electricity and natural gas has been totally open since July 1, 2003; the Brussels-Capital and Wallonia markets were fully deregulated on January 1, 2007.

In 2006, Eandis, the sole operator combining the operational distribution activities of GeDIS, the Flemish platform for Indexis and Electrabel Netten Vlaanderen, was inaugurated in Flanders, as was Brussels Network Operator (BNO) in the Brussels-Capital region. Furthermore, pursuant to previous agreements, Electrabel reduced its ownership share in the capital of the inter-municipal companies to 30% in Flanders.

Description of activities

Electrabel is a European producer of electricity and supplier of electricity, natural gas, and energy products and services. It also carries out trading activities on energy markets in Europe. In the Wallonia region of Belgium, it operates electricity and natural gas networks at the request of distribution network managers. Electrabel belongs to the leading group of European power producers. In Europe, Electrabel’s strategy consists of maintaining its leadership position on the Benelux market and developing strong positions in France, Italy, the Iberian peninsula, and Germany by taking advantage of the development opportunities offered by the deregulation of the energy market. Electrabel is developing a growth portfolio in Poland, Hungary, and other Eastern European countries.

At the European level, Electrabel is one of the pioneers in energy trading. Its trading and portfolio management activities enable it to optimize its overall position on energy markets (fuel purchases, exploitation of power plants, and sales). These activities play a key role in its European strategy. Electrabel is active on all energy markets across Europe, from Scandinavia to Spain and from the Benelux countries to Poland.

In 2006, Electrabel’s electricity sales, wholesale included, amounted to 156.6 TWh. Of these sales 64% were made in the Benelux countries, 21% in the France – Italy – Iberian peninsula region, and 15% in the Poland – Germany – Hungary region.

In Belgium, Electrabel manages an electrical capacity of more than 13,100 MW in various forms: combined cycle gas-steam power plants, cogeneration, nuclear plants, conventional coal, gas, and oil thermal units, hydroelectric power plants, wind energy, and energy recovery. This diversity is synonymous with flexibility and polyvalence. The production capacity receives its supply from a wide rage of energy sources: natural gas, uranium, coal, fuel, industrial residual gas, hydraulic power, biomass, and wind energy. The supply is procured from around the world. This twofold diversity of energy sources and suppliers lessens the company’s production capacity to market price fluctuations and also allows it to take advantage of price changes on fuel markets.

Electrabel is also developing an entire range of energy products and services that meet the needs and expectations of its industrial and business customers. For the residential segment, it is the goal of the company to make energy synonymous with comfort and encourage customers to carry out their projects. To do so, Electrabel has developed an extensive network of partners and relies on competitive prices. It pays particular attention to the sensible use of energy.

In the Netherlands, Electrabel is currently the leading producer of electricity via its subsidiary Electrabel Nederland and represents more than 20% of the business market for electricity. In 2006, the company entered the residential market by acquiring the activities of Rendo Energy and Cogas Energy. In addition, it is studying the possibility of investing in the construction of new coal or natural gas production units.

In France, since all business customers were deregulated on July 1, 2004, Electrabel has been ranked second-highest energy supplier behind the historic operating company. It operates in France under the name of “Electrabel, Groupe SUEZ” and has a production capacity that combines nuclear (1,108 MW), hydraulic (2,937 MW of basic hydraulic power, via the CNR, for which Electrabel is reference shareholder with 49.98%) and 773 MW of peak hydraulic output via SHEM very well. At the end of 2006, Electrabel purchased a 59.6% share of SHEM from the SNCF group in addition to the 40% it already owns. Furthermore, through the CNR, the company commissioned its first wind energy farms in France, and Electrabel and Gaz de France decided to pursue joint development of two TGV stations in the Fos-sur-Mer region.

In Italy AceaElectrabel, a partnership between Acea and Electrabel, is the company in charge of commercial and production activities. This partnership was the primary result of the acquisition from Enel of Intelpower, which has since them been renamed Tirreno Power. Two new 385 MW TGV power stations (Roselectra and Leini) are expected to begin operating in 2007. As a result, the commercial activities of AceaElectrable, which are expanding, primarily through the creation of joint ventures with intercommunal energy companies, depend on a diversified production capacity that

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is in mid-development. Projects to create a wind energy farm with a capacity of 50 MW are underway.

On the Iberian market, the import capacities situation is necessitating the use of local means of production. In 2006, a combined steam-gas cycle power plant with 758 MW of power in Castelnou (Aragon) was completed. Other projects to strengthen the company’s local presence are being studied. They are taking advantage of Electrabel’s expertise in using gas technologies to produce electricity. Furthermore, the Portuguese company Generg, in which Electrabel owns a 42.5% share, currently manages an approximately 250 MW wind energy farm of and 33 MW hydraulic power stations. New wind energy projects totaling 400 MW are under development.

In addition, Electrabel has signed an agreement with the Spanish group Gamesa to develop wind energy farms.

In other places in Northeastern Europe, Electrabel is expanding on a selective basis. In Germany, the group’s sales have expanded outside the regions of Saarbrücken and Gera, where Electrabel has production assets. It is also planning on building new power plants, especially in Brunsbüttel. In Poland, the company operates the Polaniec power plant (1,654 MW), which is a major producer of green energy, thanks to biomass combustion. Electrabel is active on PolPX, the Polish energy exchange. In Hungary, Electrabel is continuing its restructuring program for the Dunamenti power plant. Lastly, the company is exploring opportunities with a view to investing in a production capacity in Romania.

	Electricity sales 2006		Installed capacities at 12/31/2006		Capacity under construction
	TWh	%	Net MW	%	Net MW	%
Benelux	100.1	64.0	18,213.4	63.0	444.0	21.7
Europe excluding
Benelux	56.4	36.0	10,700.4	37.0	1,598.5	78.3

TOTAL	156.5	100.0	28,913.8	100.0	2,042.5	100.0
(a)

The capacities installed correspond to 100% of the power from power plants within the scope of consolidation (equity method, proportional consolidation, and full consolidation). Therefore, the capacities installed do not cover the capacities from Chooz (650 MW) or Tricastin (457,6 MW).

Gas transport and distribution

Directive 98/30 of June 22, 1998, for common rules for the internal natural gas market was an important step in the deregulation of the European gas market. The principal purpose of this legal text is to ensure the gradual opening of the European natural gas market to competition by offering certain purchasers (eligible customers) the possibility of signing supply contracts with producers or suppliers of their choice and having access to the transport infrastructure for that purpose. Starting August 10, 2000, EU regulation has imposed a minimum eligibility of between 20% and 30% of the market, which will be raised to between 33% and 43% in the year 2008.

In Belgium, this first directive has been incorporated into Belgian law through amendments made to the gas law of 1965, particularly those made in 1999 and 2001. The gas law gives third-party access to the natural gas transport infrastructures on the basis of annual tariff that have received the regulator’s prior approval. The regulated tariffs system applies to natural gas transport services, storage services, and LNG terminaling services. Pursuant to the gas law, a code of conduct was drawn up in April 2003 which sets out the rights and obligations of the transport company and of the users of its infrastructures.

The second EC gas directive, 2003/55 CE, adopted on June 26, 2003, supersedes the abovementioned directive. Its purpose is to accelerate the opening of markets by stipulating that Member States should ensure eligibility as follows:

a) as of July 1, 2004, all non-residential customers;

b) as of July 1, 2007, all customers.

It specifies certain obligations on the companies designated as operators of the transmission and distribution networks, especially in terms of legal, functional, and accounting separation. The directive also promotes minimal regulation of access to the network (specifying, in this area, an optional derogation system for new infrastructures).

In Belgium, this second directive was incorporated into Belgian law through amendments made to the gas law of 1965. The new gas law resulting from this was published in June 2005.

•   The law stipulates a procedure to appoint an operator for the natural gas transmission network, for the natural gas storage facilities and for the LNG terminaling facilities. Pursuant to the law, Fluxys and Fluxys LNG were appointed operators under the non-definitive scheme in 2006. A notice was published in the Belgian Official Journal on February 21, 2007 inviting applicant operators to submit an application to be appointed operator under the definitive system. Fluxys is currently preparing its application. It is expected that operators will be appointed under the definitive system before the end of 2007: applicant operators must submit their file within 3 months, the Council of Ministers then has 6 months to make a decision. The appointment as a system operator under the definitive system is valid for a renewable period of 20 years.

•   Starting in 2008, the gas law stipulates the transition from annual tariff system to a multi-year tariff system, which should increase the predictability and stability of tariffs in the long term.

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•   Concerning specific projects, the gas law has made it possible to introduce long-term pricing stability in the context of annual tariffs as of August 12, 2003. This concerns new infrastructures of national or European interest that are necessary to the long-term development of natural gas transportation companies. The introduction of pricing stability takes on special importance for the development of the transit and LNG terminaling activities, which are primarily offered in long-term contracts to hedge investment risk.

•   The law also provides for the submission of cross-border transport of natural gas (transit) to a regulated tariff system. By virtue of the principle of Sanctity of Contracts, the execution of transit contracts negotiated up to July 1, 2004, remains applicable according to the conditions existing at that time, while the new transit contracts will be governed by a specific regulated tariff system to be developed.

In Belgium, in accordance with the principles of the second gas directive, all non-residential customers have been eligible since July 1, 2004. Furthermore, residential clients in the Flemish region have also been eligible since July 1, 2004. Residential clients in the Walloon region and the Brussels-Capital region have been eligible since January 1, 2007.

In France, pursuant to the principles of the second gas directive, all non-residential customers have been eligible since July 1, 2004.

Description of activities

The Group is the largest natural gas supplier in Belgium, via Distrigaz, Electrabel and Electrabel’s holdings in mixed inter-municipal companies. In Belgium, the transport network, managed by Fluxys, comprises 3,800 kilometers of ducts, some 80% of which are high-pressure pipelines.

As for electricity, the regional governments would like Electrabel to reduce the level of its holdings in inter-municipal gas distribution structures to a minority interest.

In Belgium, the Group has provided gas activities (apart from distribution) since the end of 2001 through two legally distinct Groups: Fluxys and Distrigaz.

•   Fluxys

–  Fluxys is the independent operator of the natural gas transmission infrastructure in Belgium. Its principal activity is the operation, maintenance, and development of its integrated natural gas transmission infrastructure and storage facilities in Zeebrugge and Loenhout. The Fluxys network is well interconnected and is ideally located at the heart of the continental mass. It effectively provides access to the main sources of natural gas production in Europe and of the major natural gas-consuming countries in northwestern Europe.

As part of the regulated access to its infrastructures, Fluxys sells transport capacities and storage capacities that allow natural gas to consumers in Belgium to be supplied via third parties. In addition to its transport services, Fluxys also offers transit services on the primary market. These services cover the cross-border transit of natural gas. Natural gas transits through the Belgian network to the Netherlands, Germany, France, Spain, Italy and the United Kingdom. Fluxys is also a shareholder in BBL Company, which is owns and operates BBL, a 225-kilometer-long pipeline between Balgzand, located to the north of Amsterdam on the Dutch North Sea coast, and Bacton off the British coast (Norfolk). BBL started operations on December 1, 2006.

–   Fluxys LNG, a subsidiary of Fluxys, owns and operates the LNG terminal of Zeebrugge and markets LNG terminalling capacities and auxiliary services. The Fluxys LNG terminal in Zeebrugge has a current maximum capacity of 4.5 billion m3 a year. Since its commission in 1987, the terminal has offloaded almost 1,000 LNG ships. Fluxys LNG uses the cogeneration process to increase the rational use of energy in electricity production units, and it uses residual heat to regasify LNG. Compared to separate production of steam and electricity, the combined system costs less to operate. A project to extend the facilities to double capacities for 2007/2008 is in progress.

–   Huberator, a subsidiary of Fluxys, is operator of the Zeebrugge hub, the largest international short-term gas market in Europe. Thanks to the services offered by Huberator, customers can rest assured that the gas volumes that they sell or buy are effectively available at the hub for trading and subsequent transport.

• Distrigaz

Distrigaz is a trading company whose principal activity is the purchase and sale of natural gas in Europe. Distrigaz also sells the international transport capacity that it has under contract or owns (transit contracts, capacity in the interconnector, underwater gas pipeline linking Belgium and the United Kingdom, LNG shipping capacities). Thanks to its natural gas supply portfolio, Distrigaz’s activities include the following areas: natural gas sales in Belgium and in Europe (plus LNG in other markets); arbitrage activities on natural gas spot markets; contract management for transit in Belgium (cross-border capacity); marketing of transport capacities outside Belgium; and LNG shipping.

Currently, to the benefit of deregulated energy markets in Europe, Distrigaz is deploying its commercial activities in the Benelux countries, Spain, Germany and the United Kingdom. In 2006, it extended its sales to the Netherlands and Germany.

In 2006, Distrigaz sold nearly 202 TWh of natural gas; 80% of these volumes were sold in Belgium. Sales outside Belgium and trade-offs amounted to 20% of volumes.

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The customer profile is reflected in the table below:
TWh	2005	2006	Difference	Breakdown of sales

Resellers/distribution	66.3	67.9*	2.4%	34%

Industry	51.4	49.1	-4.4%	24%

Electricity producers	54.2	44.8	-17.2%	22%

SALES IN BELGIUM	171.8	161.8	-5.8%	80%

Sales outside Belgium	24.5	31.7	29.6%	16%

Arbitrage	15.0	8.2	-45.5%	4%
TOTAL SALES OUTSIDE BELGIUM AND ARBITRAGE	39.5	39.9	1.1%	20%
TOTAL SALES	211.3	201.7	-4.5%	100%
TOTAL IN BILLIONS M3
(1M3 (N) = 0.01163 MWH)	18.2	17.3
* Including a correction of allocations for previous years.

SUEZ Energy International

Electricity – Capacities installed and sales

			Net electricity capacities installed		Net electricity capacities under construction in MW (a) as of
		2006(a) sales	in net MW(a) as of 12/31/2006			12/31/2006

	TWh	%	Net MW	%	Net MW	%

North America	31.0	28.2	4,781.2	23.8	746.0	12.2

South America	50.2	45.6	9,167.6	45.6	413.0	6.8

Middle-East and Asia	28.8	26.2	6,150.8	30.6	4,939.8	81.0

TOTAL	110.0	100.0	20,099.6	100.0	6,098.8	100.0

(a)

Electricity sales and capacities installed and under construction correspond to 100% of sales and corporate capacities within the scope of consolidation (equity method, proportional consolidation, and full consolidation).

Gas – Sales and customer portfolio

		Sales 2006(a)		Customer portfolio

	Gm3%		Number	%
North America	7.68	54.7	114,913	17.8

South America	5.09	36.2	531,369	82.2

Middle-East and Asia	0.88	6.3	127	-

LNG	0.39	2.8	4	-

TOTAL	14.04	100.0	646,413	100.0

(a)

Gas sales (including quantities distributed and shipped on behalf of third parties) correspond to 100% of sales of companies within the scope of consolidation (equity method, proportional consolidation, and full consolidation).

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North America

In North America, SUEZ Energy North America manages SEI activities carried out through several energy companies operating within an integrated value chain ranging from fuels (natural gas and LNG, oil and coal) to the direct sale of electricity to commercial and industrial customers, including the generation of electricity and wholesale electricity activities and gas distribution (Mexico). The companies that carry out these activities are SUEZ LNG NA, SUEZ Energy Generation NA, SUEZ Energy Marketing NA, SUEZ Energy Resources NA et SUEZ Energía de México, and SA de C.V

SUEZ LNG NA operates the Everett (Massachusetts) LNG regasification plant and owns the entire capacity and all related rights. SUEZ LNG NA supplies in addition LNG to the Cove Point (Maryland) terminal and to the Lake Charles (Louisiana) terminal, in the Gulf of Mexico. SUEZ LNG NA also supplies LNG to the EcoElectrica complex in Puerto Rico. The LNG is resold in the form of natural gas to electricity producers, wholesale sellers, and local distributors.

SUEZ LNG NA is still developing the Neptune LNG project, a deep-water port LNG receiving facility that will be located in US federal waters off the coast of Massachusetts. When Neptune is completed, specially designed LNG tankers with onboard regasification equipment will moor at off-shore buoys and deliver a daily average of slightly over 11.3 million cubic meters of natural gas to the New England market. This volume supplements the delivers to this market through the existing Everett terminal.

SUEZ Energy North America is still working on its LNG project to supply natural gas to Florida through the Calypso deep-water port project. Calypso will be located along the designated undersea pipeline route on the east coast of Florida. Calypso will initially use a technology identical to Neptune, which requires specially designed LNG tankers. Nevertheless, new possibilities of using more advanced offshore technologies to increase the capacity to Florida are being studied.

SUEZ Energy Generation NA has ownership in 42 electrical power plants and operates 40 power stations. The electricity generated by these plants is sold to distribution companies and industrial companies under power purchase agreements (PPA) or in a merchant capacity to the wholesale market. Numerous facilities produce steam, which is sold under contract to industrial clients.

SUEZ Energy NA is developing projects whose operation is to be transferred to SUEZ Energy Generation NA or to SUEZ LNG NA according to the nature of the investment. The largest of SUEZ Energy North America’s current development activities include the development of two offshore LNG regasification terminals, Neptune and Calypso.

SUEZ Energy Marketing NA is consolidating the management of all risks linked to raw materials and credit for North America. For this purpose, it is supplying risk hedging services to all operational entities.

SUEZ Energy Resources NA is licensed to operate in twelve states (Massachusetts, Maryland, Maine, New Jersey, New York, Pennsylvania, Ohio, Rhode Island, Connecticut, Illinois,

Michigan, and Texas), plus the District of Columbia. It is active in nine of these states (Massachusetts, Maryland, Maine, New Jersey, New York, Pennsylvania, Illinois, Washington DC, and Texas). SUEZ Energy Resources NA continues to expand its customer portfolio, both geographically and vertically. SUEZ Energy Resources NA ranks third among North American retail energy sales companies in terms of size.

In Mexico, SUEZ Energía de México, SA de C.V., operates three local regulated natural gas distribution companies, as well as three steam and electricity cogeneration projects.

Regarding the activities of SUEZ Energy North America, the appeal of the commercial environment varies significantly from one state to another and is dominated by the regulatory framework, which ranges from deregulation with deintegration of the energy value chain to total vertical integration accompanied by strong regulation. In the case of natural gas, where wholesale markets have been deregulated for some time, SUEZ Energy North America is able to operate under equitable competitiveness conditions.

Regarding electricity, the differences between regions are much greater. In regions such as New England, (ISO NE), Pennsylvania, New Jersey, and Maryland (PJM); New York (NYISO); and Texas (ERCOT), the deregulation of wholesale electricity sectors and retail electricity sales is quite advanced and appears irreversible. The level of spark spreads (profit margin per MWh for a benchmark combined-cycle gas turbine unit) and attractiveness of merchant power operations in these regions have generally continued to improve from the difficult market conditions experienced after the Enron bankruptcy. These are regions where SUEZ Energy Generation NA and SUEZ Energy Resources NA are active and well positioned. In other regions, such as the Southeastern and Western United States, the pace of deregulation is considerably slower, or even stagnant, with the result that the timing of recovery in the merchant power sector is unclear.

South America

In South America, the regulatory environment and the extent of market deregulation vary from country to country.

In this region, SEI’s main positions are concentrated in Brazil and Peru, with a few facilities in Chile and Argentina.

In Brazil, the privatization of the electricity sector stopped in 2001, while 80% of the production capacity remained the property of the State. Contrary to the distribution segment, where privatization continued in the largest States of the country, the production segment remained dominated by large public companies, and the market is not expecting other privatizations in the short term.

From 2003 to 2005, the government set up a new regulation model for the electricity market. Generally, the model gives the federal government a more obvious presence at all levels of the system (regulation agency, network manager and wholesale market). A pool system has been designed to create a transparent framework for the signing of long-term contracts. The pool constitutes a mandatory supply channel for distribution companies and operates as a risk-sharing instrument between producers.

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The model results in auctions (“leilões”), which are organized at regular intervals by the public authority, and new concessions for the construction of new production capacities (mainly hydroelectric in Brazil) are being granted to those ready to offer the lowers power rates.

These auctions are indeed organized in several phases. A distinction is made between “old” energy (existing capacities) and “new” (new developments/extensions of existing sites), with the latter benefiting from contracts with longer terms.

Private and public producers participated actively in the new energy auctions, and the government believes that the system is an efficient vector for attracting the investments required to increase energy production.

In Brazil, SEI holds 68.71% of Tractebel Energia (TBLE), the largest independent power producer in Brazil, with 6,870 MW of installed capacity. SEI sells its electricity primarily through long-term agreements with distributors and industrial customers.

The auctions held in June 2006 allowed Tractebel Energia to sell an average of 220 MW and 273 MW, generated by the existing hydroelectric power plants of Itá and Cana Brava, respectively, at a current average price indexed at IPCA of €46.67/MWh. The supply will spread over 30 years starting in 2009.

In October 2006, Tractebel Energia sold an average of 148 MW at euros 50/MWh. The power will be generated by the São Salvador power plant (241 MW) over a period of 30 years starting in 2011.

Since the end of the 1990s, Peru has been gradually restructuring its power market, especially through privatization and deregulation efforts.

A significant part of the country’s hydroelectric production still belongs to the State. The weight of private participants should nevertheless continue to grow even in the absence of new privatizations, as long as public companies refrain from increasing their capacities.

The latest development in regulation can be explained by the relative reluctance of private players to close PPA deals with distribution companies at node prices. Private businesses focus on power sales at higher spot prices, and show only a limited interest in regulated sales. Discussions occurred between the regulator and private businesses in order to divide medium-term PPA contracts for supplying distribution companies between producers.

In Peru, SEI is present through Enersur (power generation), Cálidda (GNLC) (gas distribution), TIS (retail power sales in the medium and large power segment), and a minority interest in TGP (the respective gas pipelines of Camisea for gas and condensates).

SEI holds a 61.73% interest in Enersur, its principal activity. It was the fourth-largest electricity generator in terms of size in 2005, with 674 MW in service.

The company operates two thermal power plants and holds exclusive usufruct rights to the Yuncan hydroelectric power plant (130 MW).

In December 2006, Enersur commissioned the Chilca 1 thermal plant for commercial use. Chilca 1 is an open-cycle facility representing 172 MW of power, located close to the capital city of Lima.

The Chilean regulatory environment has remained relatively stable since its transposition in 1982, when the electricity sector was entirely privatized.

The regulatory amendments in early 2004 mainly concerned the clarification of the transmission issues. The Corta law (Ley Corta) clearly defines the allocation of transmission costs.

SEI also maintains a significant presence in the Chilean market (in association with local partners), where it is one of the leading operators with Electroandina (33.25% stake), the largest producer in the SING network (northern Chile), with an installed capacity of 938 MW, and Edelnor (27.38% stake), the third-largest producer in the SING network with 681 MW.

Since the resale of its minority position in the power generator Colbun (19% presence) SEI is no longer present on the SIC network (central Chile).

The gas crisis, which started in Argentina in 2004, has affected Chilean activities since then. Individualized negotiations conducted by the Argentine government in the context of its negotiations with gas producers complicated the planning and management of the crisis for the sector’s players (gas and electricity in Argentina, electricity in Chile) to a considerable degree. SEI is expecting to face unpredictable supply conditions, depending on the climate and decisions from the Argentine side.

The uncertain supply conditions of the Bolivian market are another factor in the crisis. The Argentine authorities have decided to accept the expensive purchase conditions set by La Paz to resolve the supply crisis in the short term and use exports to Chile to amortize the price.

Gasoducto Norandino, in which SEI has a 84.7% stake, owns and operates a gas pipeline designed to import 3.22 billion m³ of natural gas a year, which is used primarily for power generation, between Argentina and northern Chile. SEI also owns a small distribution company called Distrinor, which is supported by Norandino and focuses on industrial demand.

SEI has a presence in Argentina through Litoral Gas, one of the four largest gas distribution companies in the country, in which it has a 64.16% interest, and Energy Consulting Services, a consulting and sales company in which it owns 46.6%.

Asia, Middle East, and Africa

In the Asia, Middle East, and Africa area, SEI is mostly present in Thailand, Laos, the countries of the Persian Gulf Cooperation Council, and in Turkey.

THAILAND

In Thailand, SEI holds a 69.11% stake in Glow Energy. SEI successfully completed the extension of its facilities (by adding 38 MW and 70 tons/hour of steam) in early 2006 and currently has an installed capacity of 1,704 MW and 900 metric tons of steam. Glow Energy supplies power to the public distributor

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EGAT as well as power, steam, and treated water to a portfolio of approximately 30 large industrial clients in the Map Ta Phut region. Glow Energy has been listed on the Bangkok stock exchange since April 2005.

In December 2006, Glow Energy signed two new major power supply contracts with petrochemical companies subsidiaries of the Siam Cement group. The agreements are for a period of 20 years and represent an approximate value of 500-600 million dollars. To meet the terms of this contract and other new contracts, Glow Energy is planning the construction of additional production capacity.

Thailand experienced political instability in 2006. On September 19, the military overthrew the Prime Minister Thaksin Shinawatra. In October, Sonthi Boonyaratglin, head of the military and leader of the coup d’état, installed Surayad Chulanont as Prime Minister and presented a provisional constitution. King Bhumibol Adulyadej approved these actions. The new Energy Minister appointed by Chulanont indicated that the plans to privatize EGAT (public distributor) would not be continued, given the country’s current situation. He also indicated his desire to create an independent regulation organization in the electricity and gas sectors (as all the members of the electricity regulation Council had resigned after the appointment of the new minister). Finally, he indicated his commitment to the launch of a new independent power production program in Thailand. This being the case, it could be asserted that, whereas the regulatory environment after the coup d’état was clearly in a transitional phase and lacked clarity, the changes in the political climate described above have had limited impact on the activities of Glow Energy to date. Glow energy is getting ready to submit one or more offers related to new projects of independent electricity generators, if the request for proposals is launched.

SEI holds a 69.80% stake in the Houay Ho project, the 153 MW hydroelectric power plant in Laos. In addition, the power plant sells nearly all its production to EGAT under a long-term contract.

SEI also has a 40% ownership share in PTTNGD Co. Ltd., which distributes natural gas to industrial clients in the Bangkok region. The company is 58% owned by PTT PCL, a Thai national oil, gas, and petrochemical company.

In Korea, SEI sold its 75% stake in Hanjin City Gas, a regulated natural gas distribution company operating in the region covered by its concession, i.e., the metropolitan areas of northeastern Seoul and the province of Kyunggi. SEI had negotiated a sales contract with a buyer, following which Hanjin Heavy Industries, in compliance with the terms and conditions of the shareholders’ agreement, exercised its preemption rights and acquired the interest previously held by SEI. After this transaction, SEI closed its representation office in Seoul.

SEI had the following positions in the countries of the Persian Gulf Cooperation Council:

•   a 32.81% ownership share in UPC, a 289 MW power station located in Oman;

•   a 20% ownership share in Taweelah A1, a desalination water facility generating 1,360 MW of power and 385,000 cubic meters of desalinized water a day in Abu Dhabi;

•   a 50% ownership share in Sohar, a project comprising a combined cycle turbine of 586 MW and a desalinization plant with a capacity of 150,000 m3/day. This plant is currently under construction. It successfully supplied its first megawatts (maximum capacity of 360 MW) in May 2006. The facility should be fully operational on the commercial level in April 2007;

•   a 45% ownership share in Al Ezzel, the first independent power generation project granted in the context of the privatization program implemented by the Bahrain government. This project comprises a 954-MW combined cycle turbine power plant. It successfully supplied its first megawatts (maximum capacity of 470 MW) in May 2006. The installation should be fully operational on the commercial level by April 2007;

•   a 30% stake in Al Hidd, also located in Bahrain. The project comprises an existing combined cycle gas turbine with power of 930 MW, desalinization facility with a capacity of 136,000 m3/day, and a desalinization extension with a capacity of 273,000 m3/day scheduled to come into service by the end of 2007. The signing of a Power and Water Purchase Agreement (PWPA) with the Bahrain Ministry for Power and Water, the transfer of existing assets, and the financial closing as part of the project’s financial provisions were finalized in 2006.

In addition, the market for new electrical projects in countries of the Persian Gulf Cooperation Council remained very active in 2006. SEI actively participated in several competitive calls for tender, and won two of them:

In December, as part of a consortium comprising Mubadala Development and National Trading Company, SEI won the Barka 2 independent water and electricity generation project in the Sultanate of Oman. Also in December, SEI, in consortium with Gulf Investment Corporation and Arabian Company for Water & Power Projects, signed a BOOT contract for an independent water and electricity production project with a capacity of 2,745 MW and 800,000 m3/day located at Jubail, in the Northeastern part of Saudi Arabia.

SEI also owns 95% of a 763-MW combined cycle plant located in Baymina, Turkey.

Independently of the activities that it deploys on these existing markets, SEI continued its development efforts in other regions of the Asia, Middle East, and Africa region. These countries include, in particular, India and South Africa (where SEI has representation offices), Vietnam, and the Philippines.

LNG

LNG activities consist of the shipping of liquefied natural gas between producer countries and importing countries using infrastructure (LNG liquefaction and regasification terminals) and vessels specially designed for this purpose.

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SUEZ Global LNG, a wholly-owned subsidiary of SEI based in Luxembourg and London, is responsible for the following activities:

•   sourcing the LNG supply for SEI;

•   executing all SEI’s short-term LNG trading activities;

•   managing SEI’s fleet of LNG tankers;

•   coordinating LNG supply negotiations for the SUEZ Group;

•   promoting the development of new long-term LNG projects; and

•   management of all SEI interests in liquefaction projects.

The development projects for regasification terminals and existing installations, as well as certain LNG long term supply contracts, are the responsibility of SEI regional entities. For example, the Everett regasification facility near Boston belongs to SUEZ Energy North America. SEI currently operates four LNG tankers, with a total capacity of 539,000 m3. Three new vessels were ordered to ensure the supply of Yemen LNG (2.5 million tons/year), whose launch is scheduled for mid 2009.

In 2006, SUEZ LNG Trading SA also signed with Brass LNG a Memorandum of Understanding for the purchase of 2 million tons of liquefied natural gas (LNG) a year over a period of 20 years.

In Trinidad and Tobago, SUEZ Global LNG manages a 10% interest in Atlantic LNG 1, which owns and operates one of the three existing liquefaction trains, with a production capacity of 3.3 million tons of LNG per year. Atlantic LNG 1 shareholders also own the rights and related privileges to future expansions of up to six liquefaction trains. SEI is not a co-investor in trains 2, 3 and 4.

Suez Energy Services

Regulatory environment

The primary regulatory changes that have had an impact on SES businesses include, both at the European and national or regional level:

•   wider and more restrictive environmental standards regarding, in particular, the goal to control greenhouse gases;

•   the introduction of restrictions to improve energy efficiency;

•   the deregulation of energy contracts;

•   the development of public-private partnerships.

This regulatory trend, combined with increased energy prices, provide SES with opportunities for growth. As these regulations are imposed on clients, they need the services of specialists in heating, electricity, and the environment who are capable of designing, developing, and managing their facilities under optimal financial conditions. Through the unique complementarity of its activities and expertise, SES is ideally placed to meet these growing needs.

Description of activities

ENGINEERING – DESIGN

Tractebel Engineering, SUEZ Group, is one of the leading engineering consulting firms in Europe. Its approximately

2,400 or so employees offer advanced solutions in engineering and consulting to public and private clients in the electricity, nuclear, gas, industry, and infrastructures sectors. Tractebel Engineering also offers a range of innovative and sustainable solutions throughout the life cycle of its clients’ facilities such as feasibility studies, investment projects, operations and maintenance assistance, and dismantling.

FACILITIES AND RELATED SERVICES – BUILDING AND MAINTENANCE

Through subsidiaries such as Axima, Endel, Ineo, Fabricom GTI, and GTI, SUEZ Energy Services builds and maintains electrical, mechanical, and HVAC facilities for industry, the services sector, buildings, and major infrastructure works. The division also provides services related to these activities:

•   in local activities, the entrepreneurial culture is reflected in giving customers service at their facilities that meets their needs and is enhanced by access to the leverage of a European network and the complementary nature of the services offered;

•   in specialty activities, development is supported by a high degree of proficiency in basic technologies, so that cutting edge developments can be offered and relevant assistance to clients in their technological development provided.

Project management remains a decisive factor in facilities and related services activities: the strict control of offerings such as costs and contractual aspects during performance will determine the final profitability of each project.

ENERGY SERVICES – OPTIMIZING AN D OPERATING

As experts in Energy Services Solutions derived from the concept of delegated management and outsourcing, Elyo and Axima Services offer comprehensive, innovative solutions to highly diversified clients (companies, local governments, managers of residential or industrial sites). Elyo and Axima Services design and operate long-term, effective, and all-inclusive solutions with guaranteed results while remaining environmentally friendly:

•   management of the energy and utilities required in industrial processes;

•   management and maintenance of thermal and technical equipment;

•   facilities management;

•   management of local energy networks.

With a wealth of expertise as integrators and strong local relationships, Elyo and Axima Services intend to confirm their positions as European leaders by taking advantage of the growth opportunities afforded by cost optimization, the reorientation of companies towards their core businesses, the opening up of energy markets, and the recognition of environmental restrictions. Axima Services has also expanded its services to include airport technologies, baggage sorting systems, boarding bridges, and aircraft approach systems.

ELECTRICITY AND GAS COMPANIES

Electricity and Gas Companies specialize in the production and distribution of electricity in Monaco, Casablanca, Morocco,

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and the Pacific (New Caledonia, French Polynesia, Vanuatu, Wallis and Futuna). They are partners in the development of these territories because they provide international quality services with the support of a major Group.

6.1.1.6    Nature of operations – the Environment business

Through its SUEZ Environment division, SUEZ has full control over the water and waste cycle. SUEZ Environment provides the services and equipment that are essential to human life, human health, and the protection of the environment.

The Group designs and builds facilities for producing drinking water which is later distributed to customers, collects and treats wastewater and managers, and recycles the waste produced by domestic and industrial activities. The Group also provides surveying and consulting services in the field of water and the environment.

SUEZ Environment seeks to be the benchmark player in the regions of the world where it has a presence. Being the benchmark player means that the company is consulted by market players of their own accord and that it is recognized by its customers for its know-how and expertise.

SE continued its profitable organic growth efforts in 2006 by following through with its action plan, which is focused on improving operating profitability, controlling investments, and reducing risks.

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6.1.1.6.1 Organizational structure and key figures

Key figures

	Fiscal year ended	Fiscal year ended
in millions of euros	12/31/2006	12/31/2005

Revenues	11,439	11,089

Gross operating income	1,983	1,914

Capital employed	8,250	7,593

Number of employees	57,446	72,130

Organizational structure

SUEZ Environment brings together delegated water and sanitation management, water treatment engineering, and waste collection and treatment activities.

The various activities are divided between the following four business units:

•   Europe Water;

•   Europe Waste Services;

•   International Water and Waste Services;

•   Degrémont.

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Europe Water (2006 revenues: 3.8 billion euros)

Europe is the domestic market for the SUEZ Environment water business.

Lyonnaise des Eaux accounts for 48% of revenues earned in Europe, with the balance being generated by Spain via the Group’s partnership with Aguas de Barcelona (Agbar).

SUEZ Environment is also present in Germany (Eurawasser), and Central Europe (Hungariavitz, Ovak and Spas).

Europe Waste Services (2006 revenues: 5 billion euros)

SUEZ Environment is centered on the following subsidiaries: SITA France and its specialized subsidiaries, including Novergie and TERIS for hazardous waste, SITA UK, SITA Deutschland, SITA Nederland, SITA Sverige in Scandinavia, and SITA Belgium. In 2006, SUEZ Environment created Terralys, subsidiary specialized in sludge treatment.

International Water and Waste Services (2006 revenues: 1.6 billion euros)

Outside of Europe, SUEZ Environment has Water and Waste Services operations in 15 countries but has focused primarily on building a strong presence in certain regions: North America, Australia, North Africa, the Middle East and China.

As the Water and Waste Services business share a common structure, they are able to implement operating cost synergies on the ground, provide joint offers, and, depending on the country, make use of the commercial development already accomplished by each business.

Degrémont (2006 revenues: 1 billion euros)

Degrémont, a wholly-owned subsidiary of SUEZ Environment, specializes in water treatment stations.

Degrémont’s organization is modeled on the structure of its markets. For example, the Europe Business Line (sub-divided into southern and northern Europe) and the International Business Line are organized as profit centers and have their own funds for marketing and work sites. Sharing engineering capabilities and expertise and implementing a network of local associates (technical directors, executive directors, etc.) and a global network of engineering offices (India, China, Chile, Europe) allows the business lines not to be geographically bound, thereby mobilizing all the Group’s resources when required to meet needs. In 2006, the Business Line comprising the equipment subsidiaries (Innoplana, Ozonia, Aquasource and Infilco Degrémont...) took the name of Degrémont Technologies.

6.1.1.6.2 Commercial strategy and development

Pursuant to its 2005-2012 strategic plan, SUEZ Environment continued its policy of mainly organic, selective, controlled, and profitable growth.

For water businesses, this involves offering water services that cover the entire cycle, at a municipal or regional scale, to optimize resources and know-how. On the international scene,

the Group intends to rely on local partnerships in order to limit risks and ensure a long-term presence.

For waste services, it is the goal of SUEZ Environment to achieve critical mass in the countries where it does business and control the entire cycle as part of dynamic consolidation in Northern Europe. Outside the European region, the Group also aims to consolidate its positions around existing bases, especially in China.

The extremely high and restrictive environmental standards in Europe sustain growing demand for comprehensive, sophisticated, and reliable services. Due to requirements to control public expenditures and search for optimum efficiency, these markets are receptive to private companies and the use of various contract forms to organize the collaboration of public and private players - as evidenced in 2006, with the materialization of Private Finance Initiatives in the UK in particular.

On the strength of its status as a major player in environmental services in this zone, SUEZ Environment believes that its proven experience, competitive position, and size are advantages that allow it to build on developing trends while making best use of available external financing to fund infrastructures (European funds, bilateral aid, etc.) and/or partnership agreements with local companies.

In 2006, SUEZ Environment won or renewed numerous contracts in France, which remains its principal market. Contracts on the French water market included the 25-year public service sanitation concession between the Briançonnais community of Municipalities and Lyonnaise des Eaux. In waste services, SE was awarded the contract to construct and operate a complex multi-channel waste treatment complex in Clermont-Ferrand, in addition to the contract that was jointly awarded to TIRU for the operation of the waste treatment facility in Issy-les-Moulineaux (ISSEANE). The new contract that was awarded in 2005 for household waste collection and sorting by the urban community of Dijon went into effect on January 1, 2006.

In addition, Suez Environment has acquired a benchmark position on the waste management services market in the UK, to the benefit of two very large projects: the enforcement of Private Finance Initiative (PFI) contracts between the County of Cornwall and Suez Environment for the management of all waste from the district over 30 years and the signature of the same type of contract for the management of all household waste generated by the 300,000 inhabitants of the Northumberland region, located in the northeastern part of the country, over 28 years.

Outside the European Union, SUEZ Environment has focused on consolidating its presence around bases established in key countries for its activities, in particular in China, the United States, Australia, the Middle East, and North Africa. In these countries, the primary challenge faced by SUEZ Environment is to consolidate its positions and optimize profitability before considering new developments.

The implementation of the Algiers management contract is a key factor in the deployment of this strategy in 2006, as are several major agreements in China. The joint venture, in which the Chongqing Water Corporation (32 million inhabitants, one

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of the largest urban areas in the world) and SUEZ Group subsidiary Sino-French Water Developmentare represented equally, was granted a concession to manage, operate, and maintain a wastewater treatment facility with a capacity of 300,000 m3/day in Tangjiatuo for period of 30 years. SUEZ Environment also signed a 30-year concession contract for water service management for the city of Changshu, near Shanghai. Lastly, in 2006, the authorities of the City of Shanghai and Suez Environment inaugurated the first Research and Development center devoted to industrial waste water and hazardous waste. The R&D center is located in the center of the Shanghai Chemical Industry Park (SCIP), the largest industrial petrochemicals site in Asia. This event, which occurred at the same time as the Group’s commissioning of the incinerator for the park’s hazardous waste (which was awarded in 2003), marks the desire to explore new methods of industrial cooperation and services improvement.

In the rest of the world, SUEZ Environment continued its highly selective development, which is driven primarily by its equipment supply and services activities (see paragraph below on Degrémont) and supported by international financial institutions, in accordance with the Group’s self-imposed profitability and risk-control requirements, especially in so-called emerging countries.

Through the positioning of its businesses, Degrémont plays a special role in all of these developments, particularly on the international level.

The company experienced yet another year with a high number of orders for its design-construction services, which remain its principal growth vectors, as evidenced by the major contracts won in 2006: the awarding of the design, construction, and operation contract of the wastewater depollution station in Budapest, the largest in Hungary to the consortium CSEPEL (Degrémont, OTV, Colas) for a period of 4 years; the signature of a contract with the investment company Qatari Diar for the design, construction, and operation of the Lusail wastewater treatment plant (after the Doha West plant in 2005) for a period of 10 years. In 2006, Degrémont also closed 3 deals in India (the construction of the Delhi wastewater treatment plant, the construction of the extension and operation of the Bangalore drinking water plant, and the construction of the Jaipur drinking water plant in partnership with Larson&Toubro), as well as the design and construction of the drinking water plants of the city of Tianjin (China) and Macao. Lastly, in partnership with Acciona Agua and Acciona Infrastructuras, Degrémont won the contract for the design and construction of the Cabo Priorino Ferrol purification station in Spain.

In France, Degrémont won several contracts in drinking water production, with its ultra-filtering membranes, and wastewater treatment. For the production of drinking water, Degrémont will ensure the construction of the new plant of the Syndicat de la Haute Vallée de la Vie (2 000 m3/h – Apremont, Vendée), just as that of the SIDEDA plant in Bolbec-Gruchet Le Valasse (7 800 m3/j – Seine-Maritime) and the Saintes plant. Furthermore, the Syndicat Intercommunal de la Vallée supérieure de l’Orge (SIVSO) selected Degrémont, in partnership with Razel, for the design and construction of the new wastewater treatment station in Ollainville (60,000 eq. inhabitants).

After the references acquired in Australia, the United Arab Emirates, Jordan, Curaçao, and Chile, Degrémont confirmed its leadership position in the design of optimized solutions in desalinization by reverse osmosis by conducting multiple projects of various sizes everywhere in the world, such as the design, construction, and operation of a plant with a capacity of 200,000 m3/jour for the city of Barcelona (in partnership with Aguas de Barcelona), the largest desalinization plant in Europe, for 2 years or for the Independent Water and Power Project of Barka (Sultanate of Oman), the construction of the desalinization unit for a capacity of 120,000 m3/day.

These references are completed by those of Ondeo IS, which delivered a desalinization unit on skid (reverse osmosis) to Total.

In 2006, SUEZ Environment continued the dynamic management of its asset portfolio, which complemented its commercial developments.

In Argentina, Aguas Provinciales of Santa Fe requested, the termination of the concession contract from the local authorities in May 2005, and the local authorities resumed services in February 2006. Furthermore, the term of the Aguas Argentinas contract ended on March 21, 2006, and the service was taken over by an entity created and controlled by the government. In Cordoba, SUEZ Environment and Agbar transferred the control of ACSA to local partners. In Bolivia, due to political developments, the State decided to take over control of Aguas del Ilimani, subsidiary of SUEZ Environment. In this context, an amicable solution that allowed the return of the service to the public sector was reached at the end of 2006; the transfer became effective on January 4, 2007. In Brazil, SUEZ Environment successfully transferred its entire ownership share in the water and waste management sectors. Accordingly, at the end of 2006, SUEZ Environment terminated its public service delegation activities in Latin America. Other Group entities such as Degrémont, Safège, or Agbar will continue and develop our activities in this region, based on other types of agreements.

In Australia, SUEZ Environment created a joint venture with CEC Group by acquiring 50% of CEC Group Recovery Ltd and thereby expanded its recovery of waste products through composting business.

In the United States, SUEZ Environment transferred its subsidiary Teris NA, which specializes in toxic wastes, to Clean Harbor Inc.

In France, SITA acquired, among others, the company SIREC, which specializes in waste recycling, in particular steel, ferrous and non-ferrous metals, pneumatic plastics, rubbers, cables, and electrical equipment.

In Indonesia, SUEZ Environment transferred 30% of its ownership share in PT PAM Lyonnaise Jaya to a local partner (PT Astratel Nusantra) and 19% to Citigroup Financial Products Inc. The Group retains a majority interest of 51%.

In the UK, Aguas de Barcelona (Agbar) acquired the company Bristol Water, which supplies drinking water to 1 million people.

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Lastly, Sita UK acquired Hemmings (Bristol) and improved its regional presence in the industrial and commercial waste segment.

6.1.1.6.3 Environment – 2006 month-

               by-month highlights

January 2006

•   SITA CZ starts on the cleanup work at the Spolana chemical complex north of Prague. This project will treat over 35,000 tons of contaminated materials and total 90 million euros.

•   Extension with Agbar of the Granada water and waste treatment contract for a term of 25 years and a population of 333,000 inhabitants served.

February 2006

•   The Research and Development Center of SUEZ Environment (CIRSEE) inaugurates a new olfactometry laboratory, an essential tool in its research program dedicated to managing nuisance odors around its facilities.

•   Sita Deutschland successfully extends its contract with Rhein-Sieg-Kreis for five years.

March 2006

•   Lyonnaise des Eaux signs a public service concession agreement for waste treatment for a term of 25 years with the Briançonnais Community of Municipalities (Hautes-Alpes). Total revenues amount to 115 million euros.

•   The Aguas Argentinas water and waste treatment concession expired on March 21, 2006, and service was assumed by an entity created and controlled by the government.

April 2006

•   SUEZ Environment begins its service agreement in Algiers to modernize the city’s water and waste treatment service. This contract, the initial term of which lasts five years, represents a total of approximately 120 million euros.

•   Degrémont wins a 10-year contract to design, build, and operate the waste water treatment plant in Lusail (Qatar). The plant will treat 60,000 m3/day of waste water for a population of about 200,000 inhabitants and a total amount of 143 million euros.

•   Agbar subsidiary Applus acquires RTD, the European leader in non-destructive tests and inspection services. RTD’s revenues total 94 million euros.

•   Agbar acquires the Bristol Water company, which supplies water to one million persons in an area of 2,400 km2. The annual revenues of Bristol Water Group total 122 million euros.

May 2006

•   SUEZ Environment creates Terralys, a joint venture of SITA France and Lyonnaise des Eaux, which brings together all of the expertise, skills, and equipment of the group’s companies to treat purification sludge.

•   Agbar subsidiary Applus+ acquires the K1 company, the second-largest vehicle inspection operator in Finland.

•   Degrémont wins the contract to commission the drinking water production plant in Taksebt, Algeria (605,000 m3/day), for a term of 37 months and a total of 38 million euros.

June 2006

•   The SYCTOM of the Paris metropolitan area awards SITA France the operation of the Isseane incineration plant, in partnership with TIRU (an EDF subsidiary). Total revenues over a 13-year period will be 253 million euros (60% TIRU / 40% SITA).

•   Ondeo Industrial Services launches an operating and maintenance agreement with SEAGATE Technologies (the world leader in the manufacture of hard drives) for complete management of the water cycle at their site in Limavidy (Northern Ireland) for a period of five years and a total of 16 million euros.

July-August 2006

•   SUEZ Environment sells 49% of its stake in PT PAM Lyonnaise Jaya (PALYJA) to local partner PT Astratel Nusantara (30%) and Citigroup Financial Products Inc. (19%). SUEZ Environment remains the majority owner at 51%.

•   Degrémont and Aguas de Barcelona win a two-year contract for the design, construction and, operation of the reverse osmosis desalination plant in the city of Barcelona. The contract totals 159 million euros. This plant will have a capacity of 200,000 m3/ day and be the largest desalination plant in Europe.

•   Extension with Agbar of the Alicante water and waste treatment contract (50% Agbar) for a term of 20 years and a population of 725,000 served.

•   SITA UK acquires the Hemmings waste treatment company based in Bristol in southwest England. Hemmings’ total revenues amount to 20 million euros.

•   SITA Nederland wins a 10-year management contract for selective glass collection for 14 municipalities in the Peel and Kempen region for a total amount of 30 million euros.

•   United Water signs water rate increases in the states of Pennsylvania and Idaho.

•   SITA USA, a wholly-owned subsidiary of SUEZ Environment, sells Teris LLC, its waste treatment subsidiary that specializes in hazardous wastes based in Dallas, Texas, to Clean Harbors, Inc.

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September 2006

•   SUEZ and the city of Chongqing sign a 30-year concession rights agreement for the operation of a waste water treatment plan with a capacity of 300,000 m3/day in Tangjiatuo. This contract also includes management of the waste water treatment service for the Jiang Bei / Yubei sector (northern section of Chongqing) for 30 years.

•   Lyonnaise des Eaux renews the public service water delegation contract with the city of Créteil in France for a period of 15 years and a total amount of 124 million euros.

October 2006

•   Lyonnaise des Eaux renews its water and waste treatment public service contract for Saint-Martin-de-Belleville, les Ménuires, and Val-Thorens for a period of 12 years and a total amount of 38 million euros.

•   SITA France and ENDEL win the first contract to dismantle a military vessel, the Lucifer, for 3.3 million euros.

•   SITA France creates a Recycling Unit (after acquiring the SIREC company, which has annual revenues of 95 million euros) that is made up of 5 divisions: SITA Tires, SITA Plastics, SITA Wood, SITA Metals, and SITA Corrugated Paper. This Unit will have projected revenues of 315 million euros.

•   SUEZ Environment wins a concession to manage the water service for the city of Changshu, near Shanghai. The total revenues from this 30-year contract will be more than one billion euros.

•   Degrémont wins a 13 million euro contract to design and build a drinking water plant with a capacity of 60,000 m3/day for the city of Macao.

•   SITA Australia creates a joint venture with CEC Group and expands its recovery of waste products through composting business.

November 2006

•   SITA UK and the County of Cornwall (Great Britain) sign a 1.5 billion euro Private Finance Initiative (PFI) agreement for the management of all waste in the region for 30 years.

•   Lyonnaise des Eaux launches the work on the new waste water treatment plant in Vallauris Golfe-Juan, construction of which was awarded to Degrémont and GTM. With a capacity of 64,000 equivalent inhabitants, the station represents a total investment of 30 million euros, of which 19 million euros will be financed by Lyonnaise des Eaux.

•   As part of the five-year revision of the water concession contract for Bordeaux, Lyonnaise des Eaux and the Urban Community of Bordeaux sign an amendment governing investments and the price of water for the period from 2006 to 2021.

•   Esterra (a 50% subsidiary of SITA France) renews its contract for the collection of household waste and the management of drop-off centers for the Urban Community of Metropolitan Lille for a period of 7 years and a total amount of 53 million euros.

December 2006

•   Degrémont, which is part of a consortium led by SUEZ Energy International, wins the IWPP (Independent Water and Power Project) for Barka, in the Sultanate of Oman. This project includes the construction and operation of a power plant coupled with a seawater desalinization plant built by Degrémont. This plant will produce 678 MW and 120,000 m3/day of water. The contract will generate total revenues of USD 3 billion over a period of 15 years.

•   SITA UK signs a 28-year Private Finance Initiative (PFI) contract representing more than 1 billion euros to manage all the household waste for 300,000 residents of the Northumberland region in northeastern England.

•   An agreement to sell the ownership share held by SUEZ/Agbar in Aguas Cordobesas is signed with the local partner, the Roggio group, thus terminating Water activity in Argentina.

•   Lyonnaise des Eaux renews its waste and waste treatment public service agreement with the Syndicat d’Agglomération Nouvelle de Sénart for a period of 15 years and a total amount of 118 million euros.

•   Agbar sells EMTE, its engineering subsidiary.

•   United Water signs water rate hikes in the State of New York.

Post-closing events

•   January 2007 SUEZ sells its Bolivian subsidiary Aguas Del Illimani, whose stock will be transferred to a trust held by the Fund for National Rural Development.

March 2007

•   On March 11, 2007, SUEZ Environment signed a strategic partnership with Al Qudra Holding in Adu Dhabi. The partnership includes setting up a 50-50 joint venture that will focus on water and waste management projects in the region, set to be launched in short term. The new joint venture will have to identify, assess, evaluate, bid for business opportunities in the utilities field.

6.1.1.6.4 Description of activities

The Group’s operations are described here by business–water, waste treatment–rather than the managerial matrix organizational scheme set up at the time of the creation of SUEZ Environment. This presentation better reflects the Group’s desire to industrialize its production processes.

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Water

Complete management of the water cycle

SUEZ Environment provides equipment and services in water and waste treatment in 21 countries in the world. It serves 30.2 millions inhabitants with drinking water and 20.6 million inhabitants with waste treatment in Europe, and ranks second[6] in water cycle management services in this region. SUEZ Environment carries out 71% of its water and waste treatment management operations in Europe, which remains the core target of its businesses and growth.

Through Lyonnaise des Eaux, Eurawasser, Agbar, LYDEC, United Water, Sino French, Ondeo Industrial Solutions, Degrémont, and Safège, SUEZ Environment covers the entire value chain of the water cycle:

•    studies and general principles, modeling of underground resources, general contracting;

•    engineering, design, construction and operation of water treatment plants;

•    operation and delegation of services: SUEZ Environment manages the capture, treatment, and distribution of drinking water, network maintenance, collection and treatment of municipal and industrial waste water, recovery of the sludge from purification, and collection and treatment of rain water on behalf of municipalities, other local communities, and industrial facilities.

Its operations also include the management of customer relations, meter reading, and the collection of the payments made by the end consumers. The scope of the operations varies based on the needs of the customers and the situations in the countries concerned. The Group relies on advanced research centers, which allow it to offer long-term partnerships and solutions adapted to the needs of its customers.

The Group generally operates under the following types of contracts:

•    public service delegation contracts;

•    contracts to manage and maintain water and waste treatment facilities financed and built by the local municipality. In the contract signed with the municipality, the SUEZ subsidiary is designated as the operator for a period generally ranging from 5 to 20 years and invoices its services to the local municipality;

•    concession agreements, in which the Group provides the construction and financing of new specific investments in addition to distribution, maintenance and management services. In the case of an existing facility, it is responsible for the renovation and sometimes the extension of the facility. In this type of contract, it invoices its services to the end consumers most of the time. When a Group subsidiary builds water treatment and management facilities, it generally operates them for periods ranging from ten to thirty years, after which the facilities are transferred to the local authorities. The Group may also own assets in some cases;

•    service agreements. In this case, the operations and work are invoiced to the customer municipality.

In addition to services to municipalities, the Group also operates over the entire water value chain with industrial customers. In this case, the contracts are signed for shorter periods, usually from 2 to 5 years.

In France

In France, the local municipalities are responsible for the distribution and management of drinking water and for the collection and treatment of waste water. Operators may take over the management of all or some of these activities under delegation contracts (farm-outs, concessions) or service agreements. Thus, based on its 2006 survey, the industry believes that in 2005, as in 2004, private companies managed drinking water services for 74% of the population [7]. In the waste water treatment market, 52%[8] of the volumes are invoiced by a private operator. However, out of a total bill of 11.3 billion euros, the share going to private delegated operators represented only 41% (BIPE, 2004). The remaining 59% corresponds to the share of the local municipalities (approximately 40%) and to the amount of taxes and royalties collected for Water and State Agencies (about 19%)[9].

Lyonnaise des Eaux France, a subsidiary of SUEZ Environment, is the second-largest private participant in the French market [10].

The term of the Group’s contracts in France, for both water distribution and waste water treatment services, is generally between ten and twenty years.

Finally, although it is often of less importance in terms of amount and duration, the waste treatment agreements, particularly the management of non-collective waste for municipalities or waste services and the treatment of industrial process waste water, represent additional dynamic markets for the companies of the Group.

In the European Union

In the European Union outside France, the principal SUEZ Environment sites are located in Spain, Italy, and Germany.

In Spain, SUEZ Environment holds a 25.90% ownership interest in Aguas de Barcelona (Agbar, publicly traded group), which ranks first in the Spanish water distribution market. Agbar is also located in Latin America, in Chile and Colombia in particular, and most of the SUEZ projects in Latin America were completed in partnership with Agbar. In 2006, Agbar continued to expand its operations, successfully completing the purchase of Bristol Water, which serves approximately 1 million people in the United Kingdom. In Italy, the Group is established as an operator in Arezzo, in Tuscany, and in Pisa, with ACEA; in 2006, SUEZ Environment increased its ownership share in Acqua Blu Fiorentine.

In Germany, the Group has a strong presence in Rostock and in Cottbus, mostly through water and waste treatment concessions.

SUEZ Environment has been active for many years in certain new members of the European Union: the Group provides drinking water and waste treatment services in several regions of the Czech Republic, where it has had a presence since

7.   Collective Water and Waste Treatment Services in France. Economic, Social, and Technical Data–BIPE/FP2E October 2006, all of France in relation to the population served, page 25.

8.   Ibid., page 9.

9.   Ibid., page 16.

6.    Eco-industry, its size, employment, perspectives and

       barriers to growth in an enlarged EU, a study by

       Ernst & Young for the European Commission, DG

       Environment, August 2006; part 4, chapter 4.5.,

       § “Industry Leaders”.

10.  Ibid., page 25.

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1993, and drinking water services in Budapest, Hungary (in partnership with RWE); it has also been established since 1994 in two other Hungarian cities (Pécs and Kaposvar) and, since 1999, in Trencin in Slovakia. It manages a contract for the construction and operation of the Maribor purification station in Slovenia.

Worldwide

Elsewhere in the world, SUEZ Environment provides drinking water and sanitation services in partnership with local investors and local authorities, as well as through affiliated companies and businesses that are majority-owned by local interests. In water management activities, revenues earned by the Group outside of Europe represent approximately 29% of total sales. Concession contracts generally have a term of twenty-five to thirty years.

In Algeria, SUEZ Environment and national authorities implemented an agreement of the type known as a “management contract” that was signed at the end of 2005. This contract covers the management of drinking water and sanitation in the city of Algiers, providing services to a population of approximately 3.5 million. The contract stipulates two principal measurement standards for progress: modernization of the infrastructure and systems, and the supply of water on a 24-hour basis. In Morocco, the Group was awarded a thirty-year concession contract in 1997 that covers water distribution, sanitation, and electricity supply for approximately 3.5 million consumers in Casablanca. The Group also has an operating and maintenance contract in Amman in Jordan (set to expire on December 31, 2006) and a similar contract for Tripoli in Libya (set to expire at the end of January 2007).

In the United States, over 80% of water services are provided by municipal or governmental agencies, which are increasingly seeking partnerships with private operators for the supply of drinking water and sanitation services. The Group has a presence through United Water, the second-largest operator in the private sector, which acts through its 82 subsidiaries[11]. Its principal activity is water distribution for users in areas where its regulated operating subsidiaries have franchises or other licenses to provide these services (regulated markets). In the deregulated sector, United Water provides water distribution and sanitation services under operating and management contracts signed with municipal authorities. United Water has a presence in eighteen states, primarily in the eastern and central part of the United States.

In South America, SUEZ Environment has provided services to up to 20 million inhabitants. Argentina was the first country in Latin America to call upon private operators to manage water services. The Group entered the market in Buenos Aires through Aguas Argentinas after receiving a thirty-year concession for water and sanitation services (for 7.9 million consumers) in 1993, as well as in Santa Fe and Cordoba, where it received concessions for the same length of time. Despite the difficulties encountered following the devaluation of the Argentine peso and the non-application of contractual pricing increases, the Group continued its operating presence under the three concession contracts and initiated international arbitration proceedings, as well as negotiations with the licensing authorities and banks, in an effort to enforce its rights and try to reestablish the economic and financial stability of the contracts. Recognizing that it would be

11.  In the United States, United Water is ranked second-largest in the non-regulated market in terms of revenues and third-largest in the regulated market (internal source).

impossible to obtain a satisfactory resolution to these negotiations, the Group and other European shareholders decided to request termination of the Aguas de Santa Fe contract (in May 2005) and the Aguas Argentinas contract (in September 2005). Government authorities in Santa Fe province took over the responsibility for these services in February 2006. In addition, the Aguas Argentinas contract terminated on March 21, 2006, and services were taken over by an entity created and controlled by the government. In Cordoba, SUEZ and Agbar transferred control of the company ACSA to local partners.

In Asia, the Group has a presence in China through 19 subsidiaries that were created with local authorities to produce drinking water. It operates through various types of contracts, including BOT (Build Operate Transfer) for the construction and overhaul of water treatment facilities, and through concession agreements. The Group also has a twenty-five year concession contract for water management in Macao. Several significant contracts signed in 2006 strengthen the presence of SUEZ Environment in China: refer to Section 6.1.1.6.2 “Strategy and Commercial Development” above.

The world’s specialist in water treatment

Through its wholly owned subsidiary Degrémont, SUEZ Environment is one of the world’s major players in the treatment of urban water. Degrémont designs, constructs, and operates water treatment facilities. The reorganization of all the equipment subsidiaries into a single division was initiated in 2006. All of these activities are based on four major areas of expertise:

•   the production of drinking water;

•   the purification of wastewater, as well as its reuse, as in, e.g., Milan (Italy) and San Luis Potosi (Mexico);

•   desalinization of sea or saline water by inverse osmosis (as in Barcelona, where the largest desalinization facility in Europe is operated in partnership with Agbar);

•   sludge treatment.

Degrémont provides all services necessary to deliver turnkey facilities, including engineering, design, construction, work site management, purchasing, equipment installation, and plant start-up. Since it was established in 1939, Degrémont has built over 10,000 water treatment plants worldwide. As urban populations have grown, water quality and sanitation requirements have increased, resulting in rising demand for water treatment infrastructure.

Now more than ever, Degrémont bases its international growth strategy on rigorous criteria, providing contracts that are well-balanced, establishing a carefully weighted sharing of risk among all the project participants.

Collecting and converting waste to energy

SUEZ Environment manages the entire waste services cycle under the SITA name through its SITA subsidiaries, including SITA France, Terralys, SITA Deutschland, SITA Belgium, SITA Sweden, SITA UK, SITA Australia, and Swire Sita.

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These activities have broadened in scope to keep pace with regulatory, technical, and economic developments, and demands that are both broader and more specific on the part of both governmental and private clients: in Europe, increased reuse of waste, recycling, physical and waste-to-energy recovery associated with growing restrictions on other treatment methods (landfills, disposal without recovery), and the depollution and rehabilitation of industrial sites; in the Asia-Pacific region, improved reliability of treatment facilities and growth in urban services; In Latin America, adoption of environmental standards. SITA ranks as the third-largest player in terms of revenues in these markets worldwide, and ranks first in Europe.

The Group is active in every stage of the waste management cycle in all its forms:

•    collection and treatment of municipal and non-hazardous waste: physical recovery (sorting and recycling, composting and biological recovery), energy recovery in incineration units, and recovery and storage (in landfills) with recovery of biogases and energy production where possible;

•    collection, treatment, and recovery of hazardous industrial wastes;

•    depollution of soil: treatment of polluted sites, soil, subsoil, and groundwater and dismantling and conversion of buildings;

•    urban sanitation: street sweeping and cleaning, maintenance of city equipment, beach cleaning, snow removal.

A pioneer in selective collection of household waste since the 1990s, SUEZ Environment has a fleet of 11,400 heavy vehicles adapted to all types of waste collection: selective collection of packaging materials, bulky objects, and medical and industrial wastes.

The Group is also experimenting with computerized identification and weighing options for various purposes (optimizing collection routes, managing billing based on the weight of the waste, etc.).

In 2006, the Group collected 18.4 million tons of household waste, non-hazardous industrial waste, and medical waste materials.

Prior to any form of treatment, handling by 199 sorting and preparation centers facilitates the delivery of various types of “ready-to-process” waste. The sorting centers specialize in the sorting of household waste and industrial packaging and are the cornerstone of the recycling economy; their goal is to provide recyclers with a consistent supply and quality of materials and provide the producers of such waste with appropriately regulated and dependable management of their deposits. In 2006, these centers received 7.4 million tons of waste, of which 4.9 million tons could be recycled. The Group is pursuing implementation of industrial treatment solutions that facilitate recovery: mechanical and biological treatment of waste in Newcastle (United Kingdom) and Cröbern (Germany), as well as pilot sites in France; and waste sorting and preparation (paper and cartons, metals, plastics, etc.) for marketing and recovery as secondary raw materials.

The natural degradation and oxidation process for organic materials is reproduced on an industrial scale in SUEZ Environment’s 93 composting platforms. Their level of sophistication depends on the nature of the waste received, i.e., “green” waste or sludge from purification stations. In the latter case, additional technical investments are carried out to deodorize the process and ensure that the product is sanitary. In 2006, the Group composted 1.3 million tons of organic waste.

In 2006, SUEZ Environment carried out an operational reorganization (approved in 2005) of its activities and expertise in sludge treatment in France and put them in a single entity, Terralys. This subsidiary now offers the entire range of procedures and multi-disciplinary expertise of the Group’s companies.

SUEZ Environment offers its expertise in the incineration of urban waste throughout the world through 47 facilities, of which 45 have waste-to-energy capacity. These are located mainly in France (Novergie), Germany, Belgium, the United Kingdom, and Taiwan. This activity is subject to numerous regulatory restrictions, which are aimed at reducing its impact (smoke emission, production of bottom ash and ash), and recovering the energy produced by waste combustion as heat and/or electricity. In 2006, 5.9 million tons of household waste, non-hazardous industrial waste, and medical waste were incinerated in our facilities.

Storage is the primary method of waste handling in many countries. SUEZ Environment manages 151 landfills. Upstream, the location of a site must comply with imprescriptable specifications, particularly with regard to soil qualities, absence of contact with groundwater, and distance from inhabited areas. In the operating phase, all landfills are planned and monitored, effluents (biogases and leachates) are captured, converted, or eliminated, and the environmental parameters are measured on a very regular basis. When landfills are closed, the sites are subject to ongoing surveillance over a thirty-year period. SUEZ Environment operates landfills throughout the world, and it received 16.6 million tons of waste in such facilities in 2006. In carrying out these activities, the Group is developing and implementing innovative industrial solutions for conversion of biomass produced from waste into renewable forms of energy (including recovery of biogases in household waste centers, gasification, methanization, and incineration).

Teris, a wholly-owned subsidiary of SITA France, and SPOVO in the Czech Republic offer expertise in handling toxic industrial waste by incineration. In China, on the Shanghai Industrial Chemical Park site, SUEZ Environment and its local partners commissioned an incinerator for hazardous industrial waste in July 2006 (under a BOT-type contract initiated in 2003). In addition, the storage of toxic wastes in Class I facilities in France is provided by SITA FD. SUEZ Environment can also offer its customers solutions adapted to all types of hazardous industrial waste, with treatment from 100 grams (e.g., hazardous household waste and laboratory waste) up to several hundred tons. In 2006, 2.9 million tons of hazardous industrial waste were treated, through ad hoc pretreatments on platforms, stabilization and storage in Class I centers, incineration of waste with a high chlorine or sulpher content, and co-incineration in cement plants. This specialty results in savings of fossil fuels equivalent to 275,000 tons of petroleum.

SUEZ Environment’s sanitation and industrial maintenance activities provide local authorities, individuals, and industrial

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companies with sanitation services, industrial cleaning (particularly for decommissioned factories), collection of hazardous industrial wastes, and more specialized services, such as oil-related activities, network control, or water tower cleaning. The Group has also developed recognized expertise in the area of depollution and conversion of industrial sites. On the chemical industry complex site in Spoana (Czech Republic), which is considered one of the most polluted in Europe and has been untouched since 1968, Sita Bohemia, in a partnership with BCD CZ, is spearheading a decontamination project that will treat 35,000 tons of materials of all types onsite. Based on preparatory work in progress since 2003, decontamination operations were begun in July 2006. In France, Sita Agora provides management of the decontamination and rehabilitation project on the site of the former METALEUROP Nord foundry site. Work initiated in 2004 was continued in 2006 (dismantling and confinement) with the goal of final conversion of the site and the inauguration of new activities (completion of project scheduled for 2008).

Finally, urban sanitation is a concern for municipalities and a necessity for health. Among SUEZ Environment’s services are mechanical and manual street sweeping, maintenance of urban furnishings, removal of posters and graffiti, snow removal, beach cleaning, emptying of trash baskets, and communication and awareness campaigns. In some countries, additional services are offered, such as maintenance of parks and municipal gardens.

6.1.1.6.5 Regulatory environment

SUEZ Environment operates its water and waste services in Europe, the United States and worldwide under a highly structured regulatory framework.

The regulatory environment can be divided into three levels:

•   regulations governing the awarding of government contracts;

•   regulations governing business;

•   environmental responsibility.

Regulations governing the awarding of government contracts

In France, there are two main models of government contracts:

•   delegated public services contracts are governed by the Sapin Act of 1993, which defines the applicable procedures for awarding such contracts. They are usually used for water-related services. Communities, generally comprised of “communes” or groups of communes, can choose between direct management by local government and the total or partial delegation of management to a private company. The delegated management services contract defines the respective obligations of the delegator and the delegate as well as the price structure; it does not include provisions regarding a transfer of the ownership of existing assets to the delegate, who operates simply as the manager. Since the implementation of the Mazeaud Act in 1995, the delegate is now required to produce an annual technical and financial report;

•   service and construction contracts are subject to the French Code on Public Contracts and, more generally, to the European directives mandating the use of competitive bidding for awarding contracts. Activities related to waste services and those carried out by Lyonnaise des Eaux and Degrémont are generally subject to this type of procedure.

In the United States, the federal government plays a major role in the water sector, but the individual states exercise powers related to the management and regulation of operations and the planning of investments. Two main types of contracts co-exist: the first is regulated, as in England, while the second is non-regulated, as in France.

Each state has a Public Utility Commission which sets pricing structures (for water and sanitation services) and the return on shareholders’ equity granted to companies operating in the regulated sector.

In the non-regulated sector, each municipality determines the rules that govern the awarding of contracts to public-private partnerships and their mode of operation. Generally, the operator is selected following a bid procedure.

Elsewhere in the world, the method of awarding contracts varies according to the type of public/private partnership, regardless of whether it is a delegated service contract (long-term concession, BOT, short-term provision of service) or a regulated contract. A clear definition of the regulatory context is an extremely important criterion for the development of SUEZ Environment’s activities.

Regulations governing activities

Legislative and regulatory restrictions that apply to SUEZ Environment activities essentially arise from European directives (Community regulations and directives):

For Water and Waste Services

On January 18, 2006, the European Parliament and the Council adopted regulation No.166/2006 concerning the establishment of a European Pollutant Release and Transfer Register (PRTR). The purpose of this register, which will consist of an electronic database accessible to the public, is to facilitate public access to information about pollutant release. It will replace the current register, the European Pollutant Emission Register (EPER), and even go beyond this by including reporting on a greater number of pollutants and activities, as well providing notification of releases from diffuse sources and off-site transfers. The majority of our waste service and sanitation activities are affected by this regulation (above certain thresholds) and consequently, the operators concerned must provide accurate data about their releases each year. The first reports will cover 2007.

For water

•   The directive of May 21, 1991, on the treatment of wastewater in urban environments sets minimum standards of quality for the treatment of wastewater and sludge in urban areas with a population of 2000 or more inhabitants. It was subsequently transposed into French law and is being phased in gradually with the final deadline set for 2005.

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•    The directive of November 3, 1998, on the quality of drinking water strengthened certain quality standards. The deadline for compliance with all the new requirements was December 2003, excluding the requirement related to lead, for which compliance was extended to 2013.

•    The water framework directive of October 23, 2000, established a regulatory framework for a Community policy on the protection of inland surface waters, coastal waters and groundwater, in order to prevent and reduce pollution, promote sustainable water use and protect the environment. It established an objective for “good ecological status” and mandated the change from a resources-based logic to an objectives-based logic. It also introduces the obligation for Member States to implement a pricing policy that will provide adequate incentives for consumers to use resources efficiently beginning in 2010. This important directive was transposed into French law on April 22, 2004. The recent law of December 30, 2006, on water and the aquatic environment has defined new tools for meeting the objectives of the framework directive, in particular by making the operations of the water and sanitation public services more transparent.

•    The directive of December 12, 2006, on the protection of groundwater against pollution and deterioration specifies the objectives laid down by the framework water directive with respect to groundwater. The objectives dealt with by this directive are primarily the good chemical status of water and the prevention and limitation of the introduction of pollutants into groundwater. It must be transposed into national law by Member States before January 16, 2009.

•    It must be noted that two directive proposals will be added to this regulatory structure. The first aims at setting up environmental quality standards in the water sector (proposal adopted by the Commission on July 17, 2006) and the second changes the sludge spreading system (proposal under discussion).

For waste services

The directives relating to waste management are:

•    the framework directive of July 15, 1975, the first European directive regulating waste treatment, encourages the prevention and reduction of waste production by imposing the use of cleaner technologies to protect the natural habitat. This text also introduces the Polluter Pays principle. It was amended by the directive of March 18, 1991, which defines objectives with respect to at-source reduction of waste, and sets out the different methods of treatment (recycling, composting, incineration with energy recovery, and elimination);

•    the directive of December 20, 1994 regarding waste from packaging, which aims to reduce the impact of packaging waste on the environment. This guideline sets quantifiable objectives for the recycling and conversion of packaging placed on the European market. The directive was revised in 2004 and sets new recycling objectives by material;

•    the directive of April 26, 1999, regarding the burying of waste in landfills defines new standards for the management of sites including standards for containment and controls. This directive imposes certain obligations on the manager for a period of 30 years after the site is decommissioned;

•    the directive of December 4, 2000 regarding the incineration of waste applies to all categories of hazardous and non-hazardous waste and sets strict limits for incineration equipment in order to protect the quality of air and water;

•    the Commission presented a directive proposal on December 21, 2005 to carry out a substantive revision of the framework directive of July 15, 1975. The purpose was to simplify the existing legal framework, especially by clarifying the notions of waste, recovery and elimination. As the text currently stands, this proposal could be expected to have a significant impact on our waste services businesses (tri-recycling, emergence of a refuse-derived fuel (RDF) market, cross-border transfers, etc.).

In the main European countries where the Group operates, these directives have been transposed into national law and are often complemented by specific legal provisions in each country.

The activities of the Group in the United States are also subject to regulations – federal and local – with respect to the environment, hygiene and security. The water sector is governed at the national level by the Clean Water Act of 1972 and the Safe Drinking Water Act of 1987 implemented by the Environmental Protection Agency.

The primary effects of the strengthened directives have been increased capital expenditure on infrastructure and higher operating expenses for operators. As a general rule, contracts concluded by SUEZ Environment protect it from regulatory changes by authorizing some form of adjustment in contractual pricing. Due to the increasingly stringent nature of environmental objectives, local authorities have been required to call upon the expertise of ever more qualified professionals to manage their resources. The need to build new plants, or replace or adapt old ones, and obtain access to cutting-edge technology bodes well for the activities of Degrémont. Therefore, in principle, the changing regulatory context has created development opportunities for SUEZ Environment.

Environmental responsibility

After almost 15 years of discussions, Europe has issued a new directive on environmental responsibility (directive 2004/35 of April 21, 2004) which strengthens the Polluter Pays principle within the European Union. This directive is to be implemented, under the national law of each country, by April 30, 2007, at the latest.

The directive covers three categories of environmental damage: damage to species and natural habitats, water damage and soil contamination.

According to this directive, it is the operator’s duty to take the necessary steps to prevent or repair such damage.

SUEZ Environment has commenced a study to evaluate the impact of this directive on its activities:

•    as the manager of a potentially polluting facility (pollution by treatment facilities or the burial of waste, river pollution

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     by the effluents of a purifying station, agricultural conversion of sludge or compost);

•   as a victim of pollution (pollution by a classified facility of the raw water which SUEZ Environment uses to produce drinking water, pollution by a third party of a landfill, or purifying station, or contaminated soil).

Elsewhere in the world, the regulatory changes with respect to environmental responsibility are as follows:

•   in the United States, the Polluter Pays principle is included in legislation. The current U.S. administration is rather reluctant to strengthen environmental regulations;

•   China is in the process of strengthening its environmental regulations to ensure that they comply with more stringent standards, especially with regard to marine pollution, air pollution, and the protection of groundwater, species and natural habitats. When the process of strengthening these environmental regulations is completed, it will probably have an impact on the costs for managing water and waste services. As a result, contracts signed by SUEZ Environment are very mindful of the changing dimensions of Chinese environmental law.

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6 .2     Main markets

6.2.1 Main markets – energy

The production and marketing of electricity and the marketing of gas are sectors of activity which are largely open to competition in Europe and the United States. However, activities which constitute natural monopolies – like the transport of electricity and, to some extent, the transport of gas – are strictly regulated. Elsewhere in the world, with just a few exceptions, markets are less open to competition, and international players operate in more regulated environments, usually under the terms of long-term contracts.

In Europe, the main competitors of Electrabel and Distrigaz on markets open to competition are: in electricity, the German companies E.ON and RWE, the French company EDF and the Italian company ENEL; in gas, all the major gas companies such as E.ON – Ruhrgas and WinGas. New competitors are also emerging, such as the large European gas producers or other players specialized in marketing activities, like the British company Centrica (which has established a position on the Belgian market). With respect to Fluxys, one of the new requirements to emerge from the transposition into Belgian law of the 2nd European gas directive, is the official designation of one or more operators. The law stipulates a procedure to appoint an operator for the natural gas transmission network, for the natural gas storage facilities and for the LNG terminaling facilities. Pursuant to the law, Fluxys and Fluxys LNG were appointed operators under the non-definitive scheme in 2006. A notice was published in the Belgian Official Journal on February 21, 2007 inviting applicant operators to submit an application to be appointed operator under the definitive system. Fluxys is currently preparing its application. It is expected that operators will be appointed under the definitive system before the end of 2007: applicant operators must submit their file within 3 months, the Council of Ministers then has 6 months to take a decision. The appointment as a system operator under the definitive system is valid for a renewable period of 20 years.

The Group is also applying an ambitious LNG development strategy. With SUEZ LNG NA and Fluxys, SUEZ has LNG terminals on both sides of the Atlantic. It also has an equity interest in a liquefaction plant in Trinidad and has been awarded several long-term LNG supply contracts. This gives it significant arbitrage capacities. SUEZ reckons that the LNG segment of the gas sector will be growing rapidly, in the face of declining gas reserves in the United States and the improvement of LNG technologies in particular.

There are no more electricity over-capacities in most American regions, although a few areas are still suffering from surplus capacity, aggravated by the slowing down of the deregulation process. In the short term, spark-spreads are too low in several regions for electricity producers to obtain a profitability ratio that is higher than their cost of capital when they trade on the spot market. It is difficult to predict whether the increase in demand and the shutting down of obsolete power plants will succeed in absorbing the excess capacity in the medium-term.

While a resurgence of electricity generation using coal and nuclear power could constitute an additional threat for the long-term profitability of combined cycle power plants against a backdrop of high gas prices, the political and environmental issues tied to these fuels are obstacles that will be difficult to overcome, especially in markets such as the Northeastern United States. Nuclear power is not well-perceived by the general public, despite the fact that the sector has on the whole continued the operation of existing power plant without any incidents. The American government has adopted a limited incentive program aimed at marketing integrated coal gasification technologies. However, this technology is not expected to experience significant rapid growth because of its high capital cost and lack of flexibility. The technology could pose a threat at some point if the obstacles to the installation of new transmission lines that could connect existing or planned coal facilities to high consumption markets are removed.

There are many LNG supply projects on the East Coast of the United States. Most of them have not obtained all the necessary licenses. The Canaport LNG regasification terminal, which is expected to supply markets in Eastern Canada and New England and is to be built in the Canadian maritime provinces, received government approval in 2005. Construction began in 2006. Apart from supplies from Repsol, a member of the consortium, the source of supply of this terminal remains unknown. Given that the terminal is located upstream of the gas pipeline of the Maritime Provinces, its effects on the price of gas in New England remain very uncertain. Another LNG project planned in Weaver’s Cove in southeastern Massachusetts, was granted a license by FERC in 2005. However, the project is facing serious problems related to its location, supply sources, and the provisions of the most recent energy legislation, which will prevent traffic to the site. Its success is therefore in question. The FERC rejected another application concerning an LNG terminal project in Rhode Island. Two projects that are to be located on the Massachusetts coast have received preliminary authorization from the federal authorities, prior to the finalization of the application procedure for federal approval. Suez owns and operates one of these projects, Neptune LNG. The two projects aim to provide the region with additional natural gas supplies via the utilization of a leading-edge offshore LNG technology.

Energy demand continued to grow steadily in most of South America. Reserve margins have dropped in all the markets of the continent and are becoming very narrow.

Prices are generally on the increase in accordance with fuel trends. However, the specific characteristics of each market are significantly different. The Pacific axis (Chile, Peru) remains more orthodox, and prices tend to be influenced by hydrological conditions, fuel trends, and the cost of new expansions. On the Atlantic Coast, while Brazil attracts new private investments and Argentina is relying on public investment, governments have succeeded in keeping down

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price increases. Priority was given to preventing or delaying these price increases, at least for existing power plants. Complex, specific regulations have been set up to encourage and boost new expansions.

Demand for gas has significantly increased on all South American markets because of economic growth and its substitution for liquid fuels.

Oil companies continued to invest in Peru and Brazil, but have put projects on hold in Argentina and Bolivia because of state intervention and uncertainty about the future regulatory framework. This situation has led to the fragmentation of the market and resulted in unmet demand in Chile, Uruguay and Argentina.

In Asia, the Middle-East and Africa, SEI mainly operates as an independent electricity producer and sells its production to state-owned distribution companies or directly to its industrial clients. The growth in energy demand is generally high in this region. The contracting of additional capacity requirements to independent electricity producers varies from one market to another. Saudi Arabia plays an increasingly key role in the regional organization, the Cooperation Council for the Arab States of the Gulf (formerly known as the Gulf Cooperation Council), which is respected for the clarity of its regulatory framework. Opportunities for new viable investments in independent electricity production projects should also appear in other parts of Asia, the Middle-East and Africa, particularly in Southeast Asia, North Africa and the southern region of Africa.

SEI is a company with diverse businesses that operates in several countries and in a number of segments of the gas and electricity value chain. Consequently, it also has a large and diverse range of competitors, that are often regional public corporations and local private players, as well as regional or international corporations. Since the withdrawal of a certain number of American and European companies that chose to refocus on their traditional markets after the collapse of Enron, new players from Japan, Korea, Hong Kong, Malaysia and Singapore have emerged as regional competitors. These companies, which have taken part in projects under long-term contracts in their country of origin, have stepped up efforts to export their expertise via their export credit agencies. With the free circulation of capital, financial investors, attracted by the low level of risk and the profitability of these programs, are increasingly seeking out energy projects and acquisitions featuring regulated or fixed revenues.

Oil and gas companies like ExxonMobil, Shell, BP, Total and BG Group have emerged as major competitors for LNG activities in the Atlantic basin.

The geographic area covered by SUEZ Energy Services is essentially in Europe: this division is ranked number one in France, Belgium and the Netherlands, has a strong position in neighboring countries, and offers an initial base for expansion into countries located further away, such as Central Europe.

Since its three market segments – Industry, Services (including collective housing), and Infrastructure – have different economic cycles, this division has relatively little exposure to risks related to changes in the economic outlook.

Although the Industry market is experiencing stagnation in its investments, this segment offers growth opportunities for targeted service activities, which benefit from the outsourcing trend, the strengthening of environmental constraints and the search for efficient energy.

The development of public/private partnerships, especially in the Services sector, is a favorable factor for the growth in facilities and services activities.

Finally, the Infrastructure market remains attractive due to numerous initiatives taken by local authorities to improve mobility and security. SUEZ Energy Services is also recognized as a major player in this market through niche activities in transportation and intelligent security technologies.

With a good balance of activities (50% in production facilities and related services, 44% in services and 6% in engineering), the division holds a unique portfolio of complementary businesses in the European market that sets it apart from its competitors.

Its competitors are generally smaller in size and include, most notably, Vinci Energy, ACS, Cegelec, Amec-Spie and Imtech for operations at facilities and Dalkia, Cofatech and Johnson Controls for service-related activities.

The complementarity of the Group’s different divisions is also an advantage for SUEZ Energy Services, if, for example, it is called upon to provide services while supplying electricity and gas to a deregulated market and/or provide services related to water and waste services.

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6.2.2 Main markets – environment

The markets

The entire water sector has changed since the end of the 1980s, moving from operations largely dominated by government-owned organizations, to a market where the private sector has gained market share and is consolidating.

The Group considers that public/private partnerships have major long-term growth potential, especially in Europe:

•    consumer demands for quality will continue to increase;

•    the revision of major European directives (see Section 6.1.1.6.5.) clarify and reinforce the applicable regulatory obligations;

•    most of the fifteen “original members” of the European Union are behind schedule with respect to the application of the technical directives related to water, and specifically, the 1991 directive on urban waste water;

•    “new member countries” are required to ensure compliance with the European standards;

•    pressure on government spending, greater demands from consumers in terms of the efficiency of their public services, and the higher level of technical expertise required in the sector have motivated several local authorities to endorse public/private partnerships and sustainable development.

In emerging countries, where immense needs are yet to be satisfied, the action plan of the World Summit for Sustainable Development emphasizes the fact that the supply of clean drinking water and adequate sanitation services are essential for the protection of human health and the environment. In this regard, the Millennium Declaration urges countries to commit to reducing the number of people without access to drinking water or without the means to procure it by half by 2015. The World Bank estimates that US$267 billion[12] in investments will be required to achieve this objective. The affected countries therefore present major opportunities for development with respect to the construction and operation of water treatment facilities and the management of water-related services. However, opportunities related to the operation of water treatment facilities come with potentially high risks that need to be controlled before any intervention can be considered for these countries. The main risks are foreign exchange risks and the risk of non-compliance with contracts by the authority granting the concessions.

Even if recourse to the private sector continues to increase, its involvement is currently still limited to approximately 9%[13] of the world population. Local situations vary widely: in France, municipal water systems are often turned over to the private sector; in England, the entire sector has been privatized since

12.    Source: 2000-2015 – Global Water Partnership/ WB Estimates.

13.    Pinsent Masons Water Yearbook 2005-2006, p. 43.

14.    Source: Eurostat.

1989. In the United States, however, private sector intervention with respect to water management is limited to less than 20% of the population.

The waste management market has great potential for growth, especially in Europe where the environmental framework is very different from the U.S. model. Europe is becoming increasingly strict (higher recycling objectives and stricter conditions for landfill disposal), and therefore offers organic growth potential. Although European household waste volumes continue to increase regularly in municipal markets (between 1% and 3% per year14), the trend seems to be leveling off in some of the more mature countries. Public clients are increasingly using the services of private partners. The shortage of treatment facilities in certain regions is a concern, and calls into question the current regulations on transporting these materials.

The first signs of a decline in the quantity of waste produced are now emerging in industrial markets: this is not simply a consequence of the economic slowdown, but is also attributable to the increased preponderance of the service economy (which produces less waste), as well as industry’s efforts to optimize manufacturing processes and adopt clean technologies. This trend has prompted SITA to provide more than just basic services relating to waste disposal and to develop new value-added services, in particular the collection and treatment of separated flows and the dismantling of transportation devices, to help public and private clients comply with increasingly stringent environmental standards (raising the recycling and conversion objectives for packaging, directives for vehicles at the end of their useful lives and for electrical and electronic equipment waste, and obligations relating to soil depollution).

Some of SITA’s initiatives in 2006 in these fields include: the contract for the collection and sorting of household electrical appliances for the City of Zoetemeer (Netherlands); contracts signed in France with eco-organizations for the collection and recycling of electrical and electronic waste; the platform for dismantling airplanes at the end of their useful lives; the Agora project; the first-ever contract for dismantling and breaking down a naval vessel in France (Le Lucifer); the reinforcement of the partnership with INDRA as part of the Re-Use Industries joint venture to study and implement the process for treating, recycling and converting vehicles (VHU) at the end of their useful lives; and the building or acquisition of plants for sorting, trading and reprocessing plastic waste.

Competition

The competitive landscape is constantly changing and some key players are repositioning and redefining their activities. New industrial and financial players are moving into markets by adopting aggressive strategies. The environmental

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service sector is dominated by two major trends: the investment and significant moves of financial investors (private equity and investment funds) and insurers on one hand, and the dynamism and positions taken by Spanish companies, on the other. The changes that affected the main players in our businesses in 2006 illustrate these trends.

In the water and sanitation sector, asset exchanges continued at a rapid pace, especially in the United Kingdom. RWE implemented its withdrawal plan, notably by selling Thames Water to a consortium led by Macquarie and considering an initial public offering for its activities in the United States (American Water Works). Several other British shareholders also changed owners, and Kelda withdrew from the United States by selling off Aquarion. In Spain, competitors benefited from the effects of the Agua Plan program (about twenty desalination plants as an alternative to diverting the Ebro River). In the Czech Republic, FCC acquired Severomoravské Vodovody, the country’s third largest operator. In this area, the Group’s main international competitor continues to be Veolia Water, a subsidiary of Veolia Environment.

Furthermore, the emergence of strong local companies, especially in Asia (such as Manila Water and development projects by FCC and OHL in China through their subsidiaries Aqualia and Inima), as well as the ambition of new equipment manufacturers (GE) to shift their activities towards providing services, are ongoing trends.

A similar momentum of takeovers and consolidation is now sweeping over the waste services sector, particularly in Northern Europe (Germany, the Netherlands, United Kingdom) and Australia. FCC bought the Waste Recycling Group from the investment fund Terra Firma and also acquired the Austrian operator ASA. Veolia bought Biffa Belgium and Cleanaway UK from the Australian group Brambles, thus becoming number one on the British market. Several other major transactions are currently being negotiated: EnBW’s s plan to sell its waste treatment subsidiary U-Plus, the sale of the Van Gansewinkel group by the family that owns it, and the takeover of the Belgian group Indaver by the Dutch company Delta NV. In addition to financiers, insurers are also entering the market: AXA invested in Cornwall’s private finance initiative (PFI) that had been awarded to SUEZ Environment and Allianz took over John Laing’s PFI unit.

Against this background, it is important to note Veolia’s continued development and the even more dynamic positioning of Spanish companies (particularly FCC) among other factors.

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6 .3   Exceptional events

None.

6 .4   Dependence on patents, licenses or contracts

See Sections 11 “Research and development, patents and

licenses” as well as 4.2 “Industrial risk and risk related to the economic, commercial and contractual environment”.

6 .5 Competitive position See Section 6.1 “Principal activities” and 6.2 “Main markets”. 6 .6 Sustainable development – environmental and corporate information

Sustainable development

In 1987, the Brundtland Commission defined sustainable development as development that meets the needs of the present without compromising the ability of future generations to meet their needs. At the level of the group, this means voluntarily integrating corporate, societal and environmental concerns into the commercial and financial activities to meet the expectations of stakeholders, within a socially responsible approach and balanced development over the long term.

SUEZ integrated the three dimensions of sustainable development – economic growth, social development, and preservation of the environment – as the cornerstones of its strategy when it was formed in 1997. This approach, which is the spearhead for the Group’s growth and competitiveness, is also the gauge of its long term success. It is based on three historical convictions:

Our business: to provide sustainable solutions

Sustainable development is the very core of the SUEZ businesses: electricity, gas, energy services, water and waste treatment. For more than 150 years, the companies that form the Group have been delivering services essential to life and the economic and social development of populations. Today, more than ever, our customers – businesses, local communities and individuals – expect our teams to provide the solutions that meet the requirements of sustainable development: competitive, but also respectful of man and the environment.

Our responsibility: to control our impacts

At the end of 2006, SUEZ had 139,814 employees and served over 200 million individuals, 500,000 businesses and 3,000 municipalities throughout the world. For employees, customers and residents, the Group’s operations have a direct impact on the jobs, health, safety, and the environment of millions of people, an impact that SUEZ is committed to controlling through the implementation of sustainable solutions.

Our purpose: to create value

SUEZ has always been convinced that sustainable development creates value for all its stakeholders. Innovation in order to offer its customers sustainable solutions is a source of growth. In the same way, recycling the byproducts of its operations, guaranteeing a quality working environment for its employees, and adapting their skills to the changes in its businesses, all contribute to its performance. Finally, the control of its environmental impact on residents and the contribution it makes to local economic and social development determine the ability of the Group’s subsidiaries to conduct their businesses over the long term.

Among the major challenges facing society today, SUEZ has identified five that are directly related to its businesses. They form the foundation of the Group’s strategy to ensure its own sustainable development while contributing to that of the planet.

1. Climate changes

This major challenge touches nearly all the Group’s businesses, since the production of energy and heat, as well as the operation of landfills, may be significant sources of greenhouse gas emissions.

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SUEZ participates in this fight by controlling its own emissions and those of its customers.

2. Preservation of resources

The depletion of our natural resources and damage to biological diversity are realities directly tied to meeting the needs of modern society. As a power company and a manager of water and waste treatment services, SUEZ is committed to controlling its consumption of fossil fuels, assisting its customers to reduce their consumption, and preserving our water resources, while developing its industrial facilities with respect for ecosystems.

3. Quality of life

Guaranteeing the quality of life for current and future generations is the purpose of sustainable development. For SUEZ, it goes beyond simple compliance with environmental and societal regulations. The Group must constantly anticipate the potential effects of its activities and its strategic choices on its employees, the populations it serves, and the residents near its sites, and it must also participate in the economic and social development of the communities within which its teams work.

4. Changing markets

The globalization of markets and environmental challenges are profoundly changing the economy. Certain sectors, like the energy sector in Europe, are deregulating, new economies are emerging, and regulations and technologies are evolving. These are all opportunities for the Group to transform into sources of sustainable and profitable growth.

5. Local foundation

While the problems of sustainable development are global, the solutions are often designed at the local level based on geographic, political, economic, and social contexts. The preservation of water resources does not call for the same response in a temperate or wealthy country as in an arid or emerging country. Whether it is fighting climate changes, improving the quality of life of local communities, or adapting to economic shifts, the efficiency of a business’s actions depends on its position in its territory. This reality is even more vital for a local, long-term player like SUEZ. Water and energy distribution and waste or effluent treatment are, above all, local activities: wherever it operates, the Group establishes itself for the long term, and the jobs that it creates cannot be moved elsewhere. For SUEZ, strengthening its local ties is an operational priority in order to meet all its challenges.

In order to support its strategy, SUEZ has set up an organization dedicated to sustainable development and has defined management tools and a priority action plan throughout the Group.

To guarantee effectiveness, SUEZ’s commitments to sustainable development are carried out at the highest level, by the Group’s Chairman and Board of Directors. They are backed by an organization that is both group-wide and in direct contact with the local communities: a Steering Committee, composed of five members of the Executive Committee, and one representative from each division of the

Group, and a Department of Sustainable Development that is connected through a network that operates within the Group’s various entities. This network passes on best practices and monitors the completion of the action plans in the field.

In order to provide a better response to its stakeholders, SUEZ has defined an action plan for the entire Group based on five priorities:

1.   translate the values of sustainable development into our practices and our culture:

–   develop a sustainable development program in each SUEZ subsidiary,

–  share best practices within the Group,

–   integrate criteria for social, societal and environmental evaluation in our management practices,

–   present an annual progress report to the Ethics, Environment and Sustainable Development Committee of the Board of Directors,

–   expand the scope of the coverage of the environmental and social reporting,

–   raise the level of external certification of the environmental and social reporting;

2.   integrate sustainable development into our product offerings for the benefit of customers and users:

–   adapt our business models to changing markets and a changing local political and regulatory environment,

–   build products that allow local communities and manufacturers to improve their environmental and social performance,

–   consolidate customer relationships through regular monitoring of customer satisfaction;

3.   protect the environment:

–   maintain our site compliance and manage regulatory changes,

–   inventory and control environmental risks as part of the SUEZ risk management policy,

–   minimize the environmental impact of our operations over the long term,

–   expand environmental management systems (EMAS);

4.   promote the company’s social commitment:

–   promote equal opportunity,

–   attract and retain talent,

–   promote diversity and respect human rights,

–   maintain a good faith social dialogue at all levels,

–   develop skills in order to promote employability,

–   guarantee health and safety in the workplace,

–   strengthen motivation and the professional growth of all employees through regular collective and individual assessment;

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5.   act as responsible corporate citizen:

–   ensure our operations are grounded in the community,

–   identify the stakeholders in each subsidiary,

–   ensure dialogue with civic society and non-governmental organizations,

–   strengthen the ethics policy of the Group,

–   define the Group’s sponsorship policy,

–   integrate subcontractors and suppliers in our sustainable development approach.

The Group regularly evaluates the implementation of its action plan, primarily through the environmental and social reporting tools it created in 1999, in order to ensure that it is effectively deployed and that there is continuing progress.

6.6.1 Environmental information

6.6.1.1 Environmental policy

Due to the nature of its activities, SUEZ is positioned at the core of environmental concerns: climate change, pressure on water and energy resources, as well as the protection of our natural environment and heritage. While the Group’s activities can have a positive impact on the environment, they also have impacts on natural resources and the environment that must be measured, controlled and reduced to a minimum through a process of continuous improvement. Moreover, potential environmental nuisances or damages expose the Group to various types of risk, which may generate additional costs, and also affect its image and reputation (see Section 4.5 Environmental risks).

SUEZ takes concrete measures to reduce the direct impact that the production of electricity, energy-related services and gas-related activities have on the environment. The Group has implemented a Sustainable Development management program that includes an objective to reduce the financial risk associated with environmental management. In addition, compliance with national, regional and European regulations remains an ongoing objective.

SUEZ innovates and is able to offer its customers, both municipalities and businesses, solutions that can effectively and at a lower cost solve their environmental problems and assist them to meet the responsibilities entrusted to them by lawmakers to manage water and waste and energy efficiency. In addition to conducting its operations, SUEZ is attentive to the local communities with which it has developed long-term partnerships, and considers how it can make a major contribution to their sustainable development.

The Group ensures that all managed facilities and services constantly comply with the growing demands of environmental regulations, and anticipates new legislation in order to ensure that it best meets the expectations of its customers and stakeholders.

Through the network of Environmental Officers, the Group encourages the subsidiaries to implement an environmental policy based on their activities, local economic conditions, and the expectations of their industrial and community customers.

Risk management is a daily function, based on the growing number of certified environmental management systems implemented within the group and on risk management plans developed for that purpose. Training of partners, innovation, and research programs all contribute to the operational control of these risks. The Group also commissions studies on the impact of its activities on the environment.

At the end of 2006, the entities which published a Statement of Environmental Commitment represented 89.8% of pertinent sales in terms of the Group’s environmental impact (versus 90.2% in 2005). These commitments may lead to the implementation of environmental management systems (EMAS) based on economic conditions and the business interest in this type of process. These systems therefore rely on documentation, a comprehensive set of procedures, and specific objectives defined as part of a process of continuous improvement. These environmental management systems may then, when justified, be subject to external certification. At December 31, 2006, 47.9% of pertinent sales (48.2% at December 31, 2005) were covered by certified environmental management systems (ISO 14001 certificates, EMAS registrations, ISO 9001 version 2000 certificates with an environmental element, and local certifications). At the end of 2006, the Group therefore held 269 ISO 14001 certificates, 179 ISO 9001 version 2000 certificates with an environmental element, 13 EMAS registrations and 103 local environment certificates. The consolidation of ISO 14001 certificates now covers 1,082 sites, 157 more sites than in 2005.

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Indicator names	2006 data	Scope covered (% of pertinent turnover)
Environmental policy or commitment statement	89.8% pertinent turnover	99.5%

Environmental management program	69.6% pertinent turnover	99.4%

✓-Certified environmental management system	47.9% pertinent turnover	99.8%

✓-Certified environmental management system – ISO 14001

- Number of certificates	269	99.8%

✓- Number of sites/activities covered	1,082	99.8%

Certified environmental management system – EMAS

- Number of certificates	13	100%

✓- Number of sites/activities covered	12	100%

Certified environmental management system– ISO 9000 v.2000 with environmental element
- Number of certificates	179	100%
✓- Number of sites/activities covered	1,041	100%

Certified environmental management system– Other local standards

- Number of certificates	103	99.8%

✓- Number of sites/activities covered	122	99.8%

✓ Reviewed by the Auditors.

Whenever the implementation of a certified or registered Management System is not economically justifiable, the entities involved are encouraged to define an internal environmental management system which guarantees proper treatment of the environment during execution of their strategy. Some Group entities have therefore found it more useful to define their own management system standards and have them recognized internally. There were 126 of these types of systems at the end of 2006.

Nearly 73% of the total power of the Electrabel production plants in Europe, including two nuclear sites, are covered by an ISO 14001 certificate and/or are EMAS registered. Processes designed to improve environmental results continue to be implemented and certification processes have either been initiated or are being prepared for several sites.

In 2006, the sites of Salisano and Voghera (Italy), Eget, Oule, Olhadoko (France) earned their first ISO 14001 certification. A number of other sites are actively preparing for certification between 2007 and 2009 (Rosen and Roselectra in Italy, Castelnou in Spain, Amercoeur, Ruien, Rodenhuize and Langerlo in Belgium).

Several SUEZ Energy International (SEI) plants also earned ISO 14001 certification. Others are presently engaged in the process of obtaining certification.

SUEZ Energy Services now holds no fewer than 69 ISO 14001 certifications, plus another ten certifications in progress. In 2006, three new ISO 14001 certificates were obtained, now covering 148 sites, which is 47 sites more than in 2005. Through their environmental management, the entities also assist the certification of their customers and, more generally, contribute to their progress targets, which can also be achieved by integrating the environmental dimension in the ISO 9000 procedures. Tractebel Engineering makes a positive contribution through its consulting services for ISO 14001 and EMAS, which have been offered since 1996.

SUEZ Environment takes measures to have the quality of its operations certified ISO 14001 or equivalent under international standards, by first ensuring that the process to inform and consult with residents, users, associations and employees is completed so that this recognition is known and shared. In February 2006, the Department of Operations, Research and Environment (DORE) of SUEZ Environment earned ISO 9001:2000 certification, awarded by the BVQI firm, for all its activities, including networking through the Business Technical Committees (BTC) process. SUEZ Environment thus became the first company in its business sector to be certified for the support it provides to its subsidiaries. Issued on the basis of international standards applied in over 100 countries, this certificate recognizes the maturity and efficiency of the operational research and support services.

In 2006, SUEZ established a dynamic system for the self-assessment of the EMAS maturity level, which allows the operational sites to easily identify the areas for improvement and evaluate the adequacy of their environmental management systems based on local circumstances. This system also allows them to monitor their progress and conduct a comparative analysis with other Group sites.

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In addition to this ongoing effort to improve its environmental management system, the Group also continually works to educate personnel about environmental issues as evidenced by the percentage of “quality-security-environment” training sessions (27.05% of the total number of training hours) and the total amount invested in these programs (over euros 16.9 million in 2006).

6.6.1.2  Strengthening measurement and performance monitoring systems

In order to direct the deployment of its environmental policy, control environmental risks, and encourage the communication of its environmental performance to stakeholders, SUEZ has been committed to implementing a specific reporting system since 1999. Development of this system was based on work carried out within international conferences such as the Global Reporting Initiative and the World Business Council for Sustainable Development (WBCSD). It complies with the requirements of the French New Economic Regulations. The reporting exercise completed in 2006 and the Group’s practices in this regard have contributed to improving procedures for collecting and disseminating data on the environment. This information is also provided in the Group’s Activity and Sustainable Development Report.

Environmental reporting is closely linked to reporting on operating performance and therefore serves as a management tool.

In the environmental businesses, indicators that measure and improve environmental and operating performance are reported to the central level, and the results are submitted to the operating managers. They indicate the progress that has been made and provide benchmarks for comparable operating entities within the Group.

This desire to include environmental elements as an integral part of management processes is led by the Group’s Executive Management and implemented by the operating teams working on the ground. Environmental audits are carried out by auditors trained in the Business Units and by Corporate departments to ensure that environmental regulations are respected in the field and to measure major environmental risks. Level 1 environmental audits are organized in order to verify that all resources necessary are available to the environmental officers so that they can collect and report the best information available on their environmental performances.

A system of Ethical and Environmental compliance letters guarantees the involvement of the operating management, which undertakes to provide quality information in compliance with the standards, which is monitored, verified and validated.

Group companies pay close attention to controlling the various impacts of their activities on the environment, as evidenced by the performance levels reported in the following sections.

6.6.1.3  Daily environmental management

The environmental policy of the SUEZ Group intends to stimulate initiatives at the operational level that respond to the major challenges of sustainable development, such as climate change, the preservation of natural resources, and the control of environmental impacts.

a. Legislative and regulatory framework

The activities of the SUEZ Group are so diverse that any regulations intended to reduce emissions into the air, water or soil or to reduce their impact on biodiversity and health more or less directly influence the management of facilities. An accurate outlook on developing environmental legislation allows the Group to maintain the utilization of its assets at an optimal level.

For the European facilities of SUEZ Energy Europe (SEE), European directives and regulations constitute the principal sources of uncertainty and/or environmental restrictions on the utilization of electricity plants. These regulations may be broken down into four categories:

•    directives imposing restrictions on performance by type of facility, such as those addressed by the IPPC (96/61/EC) and LCP (2001/80/EC) directives;

•    regulations governing the local or global impacts on affected areas, such as the Water Framework Directive (2000/60/EC), and the directives on Ambient Air Quality (96/62/EC) and Environmental Responsibility (2004/35/EC);

•    directives setting global objectives which are imposed on emitters, such as the directive setting the National Emission Ceilings (2001/81/EC), the directive defining the Trading Scheme for Emission Quotas of Greenhouse Gases (2003/87/EC), and the directives promoting cogeneration (2004/8/EC) and the use of renewable energy (2001/77/EC).

•    and, finally, various specific directives, such as 2003/105/ EC, known as the Seveso directive, governing the storage of hazardous substances.

Each of these directives is subject to periodic revisions, the content of which is difficult to predict, but which tend to push for more systematic enforcement of restrictions. In addition, their transposition into national and regional legislation is often extremely inconsistent, with each Member State including its own environmental objectives and socio-economic restrictions.

In practice, the oldest facilities are most affected. Compliance with this legislation cannot be assured without significant investments in overhauling facilities (scrubbing emissions, etc.), conversion from one fuel to another, or the fundamental transformation of a facility (conversion of conventional plants into combined-cycle plants). When the expected return on investment is inadequate, the adoption of environmental standards may result in the outright closure of a facility.

In particular, since the implementation of the European directive initiating a market for greenhouse gas emission

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quotas in the European Community (effective as of January 2005), any facility which has not obtained a greenhouse gas emission permit is in principle not authorized to issue greenhouse gases and, therefore, not authorized to operate. In situations of failure to observe the quota (the total of emission rights to be reduced equivalent to the volume of emissions) in year n, the consequence will be to reduce the volume of quotas (rights) by that amount in year n+1.

Moreover, various political decisions, such as those regarding the abandonment of nuclear power in Belgium, where the difficulties encountered in procedures for obtaining new permits (for biomass in the Netherlands and offshore wind farms in Belgium) may also have a negative effect on the Group’s activities and the ongoing improvement of its environmental performance. If the provisions of the Belgian law on the gradual exit from the use of nuclear power to produce electricity adopted in January 2003 are actually implemented, there could be a reduction in revenues related to the length of the discounted technical life of the plants starting from the date of the first effective shutdown (2015).

The SUEZ Energy Services activities affected are primarily the services that supply energy from facilities that they operate (heating networks under a concession, outsourced industrial cogeneration units, etc.). Environmental questions likely to have an impact on the utilization of intangible fixed assets are identical to those cited for SEE. However, the economic model for these activities generally makes it possible to define optimal solutions with the customer, implement these adjustments, and integrate the economic repercussions into the contracts.

The environmental questions addressed by the European texts are obviously not the only ones to affect the Group’s activities. National, regional and local legislation and regulations also have a direct influence on the operation of our assets. An illustration would be the application circulars in France on the prevention of the risk of Legionnaires’ disease from air conditioning units.

The same constraints affect SEI. These restrictions are imposed by national and local laws, or, in their absence, by the World Bank’s Environmental Guidelines.

The Group’s water and waste treatment activities are all affected by European directives and their national and regional transpositions, as well as by local regulations. The current and future implications of environmental issues on the operation of facilities are understood and controlled. It should not be forgotten that most environmental issues raised, whether on the European or local levels, actually represent business opportunities for the Group. The tightening of restrictions encourages the use of outsourcing services provided by companies such as SUEZ; and these increasingly strong restraints also place demands on service providers which large companies are in a better position to handle.

Some directives have already had significant consequences and have led to major investments in upgrades to meet standards. These directives include a directive regulating the incineration and co-incineration of hazardous and non-hazardous waste (2000/76/ EC) and directives on urban wastewater treatment (91/271/EEC and 98/15/EC). Work underway at the European level on composting, the treatment of sludge, and the quality of drinking water may also make it necessary to make new investments in order to be able to continue operations.

As with the energy sector, the Environmental Responsibility Directive, currently being transposed by Member States, may result in accelerated protection and rehabilitation measures in the water and waste management sectors.

Directive 2004/35/EC from the European Parliament and Council of April 21, 2004, concerning environmental responsibility for the prevention and repair of environmental damage must now be transposed into national laws. The transposition work has begun in several European countries.

The Directive, whatever the transposition, defines additional rules of responsibility toward a new third party: the environment (limited to water, soil, species and natural habitats). Damage may be found (by the government) even if there is no proven fault and even if the facility causing the damage is in compliance with its permits and licenses. Under the terms of this directive, the operator bears primary responsibility for such damage. However, the text stipulates non-retroactivity and will apply, therefore, only to damages caused after the date of transposition.

The SUEZ group is preparing for the implementation of this text, by identifying the sites most affected by damages identified in the text, i.e. the Natura 2000 zones and sensitive rivers. The sites have been mapped in order to draw up a list of the vulnerable sites. There are two components to this vulnerability: these sites may be potentially polluting (pollution by waste treatment and landfill facilities, by effluents from wastewater treatment plant, spreading of sludge) or potentially the victims of pollution (pollution of the water resources used for drinking water, pollution from a landfill or of soil by a third party).

The sites identified are subject to special procedures: a self-evaluation questionnaire was sent to the SITA France sites, and inspections and meetings were organized at SEE and Lyonnaise des Eaux France in order to obtain information, increase awareness, and identify the measures to be taken.

Elsewhere in the world, the changes in regulations governing environmental responsibility are as follows:

•    in the United States, the principle of “Polluter Pays” is established by the legislation. The current American administration is fairly reluctant to stiffen environmental regulations; however, private initiatives are increasing to set up compensation mechanisms, either financial (financial valuation of the threat to an endangered species), or in kind (compensation by establishing “equivalent” species);

•    in Brazil, the legislative framework has developed in recent years based on environmental law 6.939/1981. The administration’s limited resources and the sheer size of the country mean that audits, which are infrequent, may result in punishments that are exemplary but are far from commonplace; in this regard, the important role played by the NGOs in Latin American should be noted; they are increasingly serving as scientific referee;

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•    China is in the process of strengthening its environmental regulations to ensure that they comply with more stringent standards, especially with regard to marine pollution, air pollution, the protection of groundwater, species and natural habitats. These tighter environmental regulations will probably have an impact on the costs for managing water and waste services. As a result, SUEZ Environment remains extremely vigilant in its contracts due to the changing dimensions of Chinese environmental law.

b. Climate Change

The institutional framework governing carbon restrictions results from the United Nations framework agreement on climate change, the Kyoto Protocol and, in Europe, the directive governing the European Union Emissions Trading System (EU ETS).

The European directive which established the European market for quotas affects almost 12,000 facilities in Europe and controls almost 50% of European emissions of CO2. The experience acquired in the first phase (2005-2007) was consistent with the second phase (2008-2012): there are again delays related to the allocation plans for the second commitment period (2008-2012).

The “Projects” directive (adopted in 2004), which has just amended the EU ETS directive, establishes the means by which businesses may use the emission reductions generated abroad in CDM (Clean Development Mechanism) and JI (Joint Implementation) projects, in order to meet their European objectives for the reduction of greenhouse gas (GHG) emissions in the EU ETS system. The implementation of this directive into the national laws of the 25 Member States must still determine the limits of use and the practical means by which the projects could be submitted for approval. In this area again, there have been delays. Limits on the use of the credits were introduced in the allocation plans for the period 2008-2012, and the Commission considerably reduced the maneuvering room of the countries in its decision on the first ten plans approved. The conditions required for trading emission credits, which are specified in the Kyoto Protocol, have not yet been met by all countries. The countries of the European Union just published the initial report on the quantities allotted at the beginning of January 2007. In some countries, the designated authorities (for the CDM) and focal point (for the JI) have not yet been named.

In 2006, the Group’s greenhouse gas emissions (GHG), excluding its vehicle fleet, totaled 82.8 million tons eq. CO2, including 77.1 million tons eq. CO2 for energy production and 5.14 million tons eq. CO2 for the environmental operations.

Indicator names	2006 data	Scope covered (% of pertinent turnover)
✓ Total greenhouse gas emissions (excluding vehicle fleet)	82.8 Mt eq. CO2	100%
✓ CO2 emissions – Energy production	77.1 Mt	100%
✓ CO2 emissions – Transport and storage of gas	0.3 Mt	100%
✓ CH4 emissions – Transport, storage and distribution of gas	10.2 kt	100%
✓ GHG emissions – Landfills	2.4 Mt eq. CO2	100%
✓ GHG emissions – Incineration	2.6 Mt eq. CO2	100%
✓ GHG emissions – Wastewater treatment	0.11 Mt eq. CO2	100%
CO2 emissions – Vehicle fleet	0.7 Mt	-
✓ Reviewed by Statutory Auditors.

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The impact of the climate change has been, of course, particularly important for the electricity and heat generation operations of SUEZ within the European Union (primarily Electrabel and Elyo) since January 1, 2005 as a result of the EU ETS directive. However, the environmental activities (particularly the methane emissions in the landfills) and the industrial services (particularly the services intended to assist our customers to reduce their energy consumption) are also affected.

SUEZ is both subject to a risk – the risk that its production costs for electricity and heat will increase in the countries listed in Appendix B – and benefits from various opportunities, which range from higher margins now possible on electricity produced without associated CO2 (nuclear, hydroelectricity, renewable sources) to the expected growth in the market for energy consulting and energy efficiency services for major accounts. This is an area in which we have significant expertise, particularly at SES, the European leader in this segment. Such opportunities include the development of specific projects for reducing greenhouse gas emissions which generate value in the frameworks of CDM (Clean Development Mechanism) and JI (Joint Implementation).

The relative scale of these two trends (risks and opportunities) is still largely dependent on the measures to be taken by various public authorities to fulfill their obligations under the Kyoto Protocol, particularly considering the uncertainties concerning the structure and amount of restrictions which will result from international agreements aimed at controlling GHG emissions in the long term (after 2012).

However, by taking early initiatives (“learning by doing”), by its unique combination of businesses in environment, energy, liquefied natural gas trading, and industrial services, by the flexibility of its production capacity, by an organization that combines policy communications at the Group level with actions taken at the actual decentralized operational level, and by its determination to contribute to the development of technologies allowing significant emission reductions over the long term, SUEZ is well prepared for the future and in a favorable position compared to its direct competitors.

The inclusion of climate change in the outlook and procedures of the entire Group, both in its current activities and in the development of new projects, is a vital link in the chain of its sustainable development and long term prosperity.

In this connection, an ongoing effort to upgrade awareness of GHG emissions is provided by all of SUEZ’s activities with the assistance of Tractebel Engineering’s Study Group. Computerized annual environmental reporting systems covering CO2 emissions have been implemented.

Since January 2005, the European facilities eligible under the EU ETS. directive have been required to monitor their emissions in accordance with the supervision protocols approved by national authorities. They must provide annual declarations after verification by authorized inspectors.

Electrabel and Fluxys, in cooperation with Tractebel Engineering, systematically developed, for all the Belgian production sites and natural gas transmission sites concerned, a protocol for monitoring and declaring CO2 emissions in compliance with European regulations as transposed in the three Regions of the country.

Some of these sites may use up to eight different fuels. These protocols allow detailed supervision of the information flow and an understanding of the role and responsibility of each participant, without losing the advantage of centralized management of the fuels used and the inventories to be declared. They are updated annually to monitor changes in the production processes, the measuring equipment, and the fuels used.

In 2005 and 2006, the monitoring process was optimized and integrated into the quality control system of Electrabel and Fluxys. In this context, an internal audit procedure, including detailed checklists, has been developed, and internal audits have been carried out in order to ensure optimum preparation for the declaration of emissions. The monitoring process has been approved and is audited by the appropriate regional authorities.

In 2006, an initial project was launched by Tractebel Engineering for Electrabel to analyze online methods to determine emissions and to standardize, automate and validate the official emissions declarations. The CCGT plant in Castelnou was selected as the prototype facility.

All Elyo sites have established methods, approved by the appropriate national authorities, to monitor and calculate their emissions. Experience accumulated on this subject has allowed them to satisfy regulatory requirements. In France, for example, the methodology adopted by Elyo for the heat networks and outsourced facilities has been approved by the Ministry of Ecology and Sustainable Development, then defined in the monitoring plan for each facility affected, which has been approved by the appropriate local authority (in this case, the DRIRE-Regional Department of Industry, Research and the Environment). The plans developed to monitor and calculate 2005 emissions were of course continued for 2006.

2007 may see the launch of so-called “domestic” projects in France. The purpose of these projects is to generate emissions credits for actions that are not already within the scope of the quota directive (for example, reduction measures on heat networks in which the production facilities have a capacity of less than 20 MW or the installation of biomass boilers).

For SUEZ Environment, under the aegis of EPE, Entreprises Pour l’Environment (the French partner of the World Business Council for Sustainable Development (WBCSD)), professionals in water and waste management represented by SUEZ Environment, VEOLIA, and TREDI Séché, have developed a proposal for a protocol for evaluating GHG emissions for all the sanitation and water sectors. This protocol is used by the 3 companies mentioned above. It will be presented to the European Commission in 2007 for proposed implementation throughout the European Union, and to the WBCSD to complement existing protocols, particularly in the area of transport.

In view of a development of so-called “domestic projects,” SUEZ Environment has also proposed initiatives that could

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result in projects in France and the United Kingdom. These developments relate primarily to improving the capture and treatment of biogas from landfills, especially from those already closed.

Keeping pace with institutional developments at the United Nations and European levels, the SUEZ Group had all the structures and knowledge required to manage the CO2 risk before early 2005, despite the institutional delays mentioned at the beginning of this section, over which the Group has no control. This preparation has allowed entities within the group to perform an early integration of the economic trade-offs based on the choice of fossil fuels, and the use, purchase or sale of quotas. This experience has permitted it to gain a position in the market for emission rights through significant trading activity.

Each of the Group’s subsidiaries, in every country where they are active, is involved in the national processes concerning greenhouse gas emissions. These processes vary from one area to another, and the technical and legal uncertainties are many.

The Group is continually reducing the specific CO2 emissions (calculated on a constant scope) related to its production of power and heat: the use of natural gas and gas-steam turbines (combined cycle gas turbines) for power production, cogeneration for urban heating and industrial applications, and the growing use of biomass in traditional facilities.

In addition, SUEZ is an active participant in the development and promotion of renewable energy sources (wind, hydraulic, biomass) where economic conditions permit. In 2006, they represented nearly 6.6 GW installed equivalent power, an increase of about 10% over 2005 (either 100% owned, or held in partnership; this figure excludes minority interests) (see Section C Access to renewable energy sources).

In the energy sector, the new combined cycle (CCGT) 758 MW plant at Castelnou (Aragon) in Spain produced its first MWh in April 2006. In Italy, the CCGT 385 MW Roselectra plant (located in Rosignano in Tuscany), initially scheduled for start-up in late 2006, produced its first MWh early in 2007.

The use of biomass is encouraged, most often in combined production with coal. Electrabel has in fact intensified its research effort in this area in recent years. They are becoming a reality today in various plants. Electrabel achieved a world first in the Walloon region with Awirs 4, which previously ran on coal, and is now exclusively fuelled by wood granules generating 80 MW of power. Various modifications have been made at the Langerlo and Rodenhuize facilities to allow biomass co-combustion:

•    permit applications have been filed for about one hundred MW in Belgium, and even more in other European countries. Numerous other projects are in the study phase or in the process of completion in southern Europe;

•    in Poland, the Polaniec plant is partially fuelled by forest industry residues, which significantly reduces its emissions. Tests are being conducted to expand supply sources to other types of biomass (agricultural residues, straw, etc.).

•    In summary, the new production capacities with low CO2 emissions installed in 2006 by Electrabel are presented in the following table:

			MW Natural gas
Castelnou	Spain	758	combined cycle

Sombreffe	Belgium	3	MW Wind

Beaucaire (CNR)	France	11.5	MW Wind

Fos-sur-Mer (CNR)	France	10	MW Wind

Caramulo (Generg)	Portugal	90	MW Wind

Perdigao (Generg)	Portugal	2	MW Wind

Pinhal (Generg)	Portugal	128	MW Wind

Gardunha (Generg)	Portugal	2	MW Wind

Doel 4	Belgium	22.1	MW Nuclear

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For SES, only half of Elyo’s energy production is conventional, primarily from natural gas. The other half comes from cogeneration, recovery of waste energy, and renewable energy. This energy mix, with a growing portion consisting of renewable energy sources, allows a minimal use of fossil fuels and significantly reduces emissions when compared to traditional systems. In 2006, several new biomass facilities started up, including the wood boiler for the heating network in Besançon, and two industrial bio-electricity production units.

SUEZ Energy International is active in renewable Energy through its subsidiaries. The figures presented below exclude minority interests.

•    In Brazil, Tractebel Energia has four hydroelectric power plants (3 170 MW installed capacity) and a cogeneration thermal plant using wood residue as fuel (28 MW and 25 t of steam/h (installed capacity)).

•    In Peru: Enersur has a hydroelectric power plant (130 MW installed capacity).

•    In Laos, Houay Ho Power Company operates a 153 MW hydroelectric power plant (installed capacity).

•    In the United States, SEGNA has 12 thermal plants that use wood residues as fuel, in whole or in part (124 MW and 2 623 t of steam/h (installed capacity)).

In the natural gas transmission segment, Fluxys is pursuing its proactive environmental policy in the spirit of the Kyoto Protocol. In 2006 Fluxys decided to join the benchmarking system in Flanders. Fluxys made a commitment to conduct benchmarking on the energy efficiency of its facilities with comparable facilities in the world. It made a commitment to make all profitable investments in energy efficiency. The benchmarking study will be updated every four years.

In the capture and storage of the CO2 emissions associated with power plants, SUEZ and Electrabel began in late 2005 to develop a joint multi-year research and demonstration program on the capture and storage of CO2. This program will receive financing of about euros 5 million per year. The technology to capture and store CO2 emissions should allow the group in time to secure the investments in new coal capacities in a context of increasingly restrictive carbon limits. The objective is to maintain the flexibility that currently characterizes our power production facilities. In time, once the institutional and legal context has been clearly established and the economic conditions for profitability reached, the final objective is to select sites and to build and operate plants equipped with CO2 capture and storage systems.

In Germany and the Netherlands, Electrabel is planning the construction of three coal plants. Electrabel is choosing a high-energy efficiency technology that will reduce CO2 emissions by 20% over plants of the previous generation. When these plants are designed, Electrabel will take into account the possibility of equipping them with a CO2 capture facility in a subsequent phase (retrofit). Currently, capture technologies are still very costly and consume a great deal of energy. Knowledge of the storage possibilities is still being developed and there is no legislation in this area. In the meantime, Electrabel is actively participating in European projects like CASTOR in order to develop capture and storage technologies and pave the way to clean coal plants.

In the environmental sector, efforts are focused on optimizing collection circuits, the progressive replacement of the vehicle fleet and the use of less polluting alternative fuels, the collection and treatment of methane from landfills, and the retreatment of purification sludge. With regard to the treatment of non-hazardous waste, the policy consists of improving recycling, producing high quality compost and green energy from its incineration plants and its technical landfill centers. For the landfills, SITA has initiated a program to collect the methane resulting from waste fermentation: the gas collected is either burned to reduce the impact on greenhouse gases or recovered with electricity production when this is economically feasible.

SUEZ Environment is improving its environmental performance. There has been a decline in its direct emissions of greenhouse gas from landfills and incinerators, and in its indirect emissions through the reduction in the consumption of primary energy by water treatment facilities and drinking water and waste water treatment facilities. SUEZ Environment also improved its “emissions avoided” balance sheet, due to a better energy use of discharged and incinerated waste and by the recovery of recyclable materials after the sorting of waste, to be used as secondary raw materials.

SUEZ remains alert to opportunities which may arise in the context of CDM (Clean Development Mechanism) and JI (Joint Implementation) projects when the anticipated revenues cover the additional costs related to measures to reduce GHG. Several experiments are underway in the energy sector as well as in the environmental sector.

One example is the project for the Lages cogeneration plant (28 MW +25 t/h of steam) which has been developed by Tractebel Energia (a subsidiary of SUEZ Energy International) in the state of Santa Catarina in Brazil. The plant uses non-recycled wood residue as the fuel. By avoiding the production of methane from the organic decomposition of this residue, the Lages plant reduces emissions by 220,439 t eq. CO2/ year. The project was registered as a CDM project (UNFCCC) in April 2006.

Finally, as an example of the actions undertaken by the group, we refer to the brochures published in May 2005: “SUEZ – Renewable Energy” and “SUEZ – Combating Climate Change.”

This experience reinforces our ability to react promptly and efficiently to future developments in the carbon market. In all situations where significant investments are required, the analysis of risk factors and the economic impact still present numerous uncertainties. These uncertainties include fluctuations in fuel prices (particularly with the introduction of carbon restrictions), the possibility of being able to take advantage of incentive mechanisms intended to promote renewable sources, administrative delays required to obtain operating licenses for new facilities, and the market prices adopted by the European system of emission quotas. Our experience in these areas is an important success factor.

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Electrabel’s Trading division, which is specialized in the gas and electricity markets, has been able to use its knowledge and the Group’s experience, and has strongly developed its expertise in the area of trading emission rights, performing a growing number of transactions on the emerging CO2 market. This has contributed to Electrabel’s global position in emission rights, although the current regulatory uncertainty prevents us from having a clear and definitive picture of the quotas allocated to the Group.

SUEZ-TRACTEBEL is also an active member of the International Emissions Trading Association, which includes the most proactive companies in the area and also benefits from significant exchanges of operational information and the respected voice of the association with international authorities.

Early in 2004, at the end of an international bidding process, the European Commission selected Trasys to implement the Community Independent Transaction Log (CITL). CITL is an electronic information base which records all transactions involving European emission quotas and verifies that they conform to European legislation in terms of trading emission quotas. Experts from the European Commission and Trasys, assisted by experts from Tractebel Engineering, collaborated in the development of this system, which has been operational since January 1, 2005, the start-up date for the EU ETS.

In August 2006, the United Nations awarded to Trasys, in collaboration with Tractebel Engineering, the contract to develop and manage the International Transaction Log (ITL), the electronic system that records and validates transactions under the Kyoto Protocol. This system is crucial for using emissions credits in the EU ETS.

Electrabel has invested US$ 5 million in the World Bank’s Prototype Carbon Fund, and for the fourth consecutive year will chair its Investment Committee. In 2005, the Fund continued to select projects in developing countries and in central and Eastern Europe. A remarkable breakthrough occurred with the first Chinese initiatives in the CDM (Clean Development Mechanism) framework. Despite the delays due to the difficulties in financing such innovative projects, the purchasing contracts for the emissions saved allowed the first phase of the fund (prospecting and development) to be completed, with a portfolio of some 25 projects. In four years, the Fund will have studied over 400 projects to build this portfolio, which is diversified in the technologies employed, the type of gas targeted, and the geographic distribution. The experience gained in the development of projects for combating climate change is centralized and disseminated among subsidiaries to allow them to launch their own projects and thus encourage the discovery of investment opportunities. Several individuals in the Group have also had the opportunity to undergo specialized training in the “Carbon Finance” center at the World Bank in Washington.

With the exception of Canada, SEI is active only in countries not included in Appendix 1 of the Kyoto Protocol or the countries in Appendix 1 which have refused to ratify the Protocol and which are therefore not required to reduce their greenhouse gas emissions. In the near future, therefore, SEI’s subsidiaries will be faced with regulatory restrictions in terms of greenhouse gas emissions (except for the plant in West Windsor in Canada, which is a gas cogeneration facility of 112 MW). Very close monitoring of the situation is conducted for various countries in which SEI operates. In the United States, in particular, the adoption of the Memorandum of Understanding (MOU) on the Regional Greenhouse Gas Initiative (RGGI) commits the signatory states (Connecticut, Delaware, Maine, New Hampshire, New York, New Jersey and Vermont) to reducing CO2 emissions as part of a “cap and trade program”. Other legislative initiatives adopted in the United States in 2006 (California, Arizona) that may have a ratchet effect at the federal level. These changes are being closely monitored by the Group.

Knowledge acquired at the Group level on flexibility mechanisms has allowed SEI’s subsidiaries to design and document projects to facilitate their integration into CDM, while remaining close to their basic areas of expertise. Thus, SEI is well prepared to seize the opportunities in this market.

New CDM projects are in preparation in Latin America and Asia.

One of the critical phases in an evaluation of the profitability of CDM or JI projects is establishing the basis on which the emissions reductions will be measured. Aware of this challenge, Tractebel Engineering has developed skills and experience so that it can offer the Group and its customers intensive expertise in this area. As part of this effort, Tractebel Engineering has participated every year since 2005 in the CarbonExpo trade show and conference in Cologne.

c. Access to renewable energy sources

The Group continues to make progress in gaining access to renewable energy sources. Electrabel’s strategy demonstrates its firm commitment to reduce CO2 emissions, in compliance with the Kyoto Protocol and European regulations concerning the reduction of greenhouse gas emissions (see Section 6.6.1.3.b, Climate Change).

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Indicator names	2006 data	Scope covered (% of pertinent turnover)

Installed power:
✓ – Total renewable sources	6.55 GW el eq.	100%
✓ – Small hydraulic	0.23 GW	100%
✓ – Large hydraulic	5.27 GW	100%
✓ – Wind	0.13 GW	100%
✓ – Geothermal	0.02 GW el eq	100%
✓ – Biomass (specific + co-combustion)	0.32 GW el eq	100%
✓ – Biogas	0.15 GW el eq	100%
✓ – Incineration (biodegradable portion of waste)	0.44 GW el eq	100%

✓ Reviewed by the Auditors.

The use of hydraulic power for a portion of its production, as well as the growing use of other renewable energy sources, allows the Group to combine its ambitious environmental objectives with a high level of performance.

Electrabel is making a special effort to adapt some of its traditional plants to production based on biomass. Major projects have now been completed, are under construction, or are being studied. In addition, wind farms and wind projects are on the increase. In this area, projects are being developed in Belgium, France (in partnership with the CNR), in the Iberian Peninsula (in partnership with Gamesa), and in Italy.

In the United States, SEI has an installation with thirteen plants burning biomass (wood, biogas, and black liquor) with a net total capacity of 174 MWeq.

In Brazil, Tractebel Energia has recently started up a biomass plant in Lages (26 MW and 25 t/h steam). Tractebel Energia operates six hydroelectric plants which produce total combined nominal power of 5,760 MW, and intends to begin construction of two new units with combined nominal power of 1,328 MW.

In Laos, Houay Ho Power Cy operates a hydroelectric plant of 153 MW.

In Peru, EnerSur operates a hydroelectric plant of 130 MW.

It should be noted that SEI is not the 100% owner of all the projects that it operates; the figures provided here represent the total of the capacities operated by SEI.

d. Energy efficiency

Energy efficiency is at the very core of the SUEZ businesses.

Indicator names	2006 data	Scope covered (% of pertinent sales)

Primary energy consumption for:

✓ - Energy production	309,158 GWh	100%

✓ - Gas transport, distribution and storage	2,097 GWh	100%

✓ - Waste treatment	2,761 GWh	100%

✓ - Waste water collection and treatment	651 GWh	100%

consumption for:

✓ - Energy production	8,251 GWh	90.7%

✓ - Waste treatment	209 GWh	100%

✓ - Waste water collection and treatment	1,050 GWh	100%

✓ - Drinking water treatment and distribution	1,380 GWh	100%
✓ Reviewed by the Statutory Auditors.

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At SUEZ Energy Services (SES), Elyo and Axima Services are defined as service providers in energy and environmental efficiency. They are optimizing their facilities and those of their customers in order to reduce consumption without, however, affecting the effectiveness or quality of the supply. This policy also holds for every step in the service, from the initial diagnostics to implementation, in the selection of equipment and the energy source. In addition, they ensure that the technical efficiency of the energy systems do not decline over time. As the operator of the facilities entrusted to them, they react to every anomaly and mobilize their expertise. They make a long-term commitment through result-oriented contracts, and thereby guarantee the continuity of the environmental performance.

To support this general approach, each of the entities of SUEZ Energy Services has developed its expertise in an ongoing effort to achieve gains in energy efficiency: public lighting for INEO, turbines for Fabricom GTI, Energy master plan for Tractebel Engineering, etc.

Since 1990, Electrabel has started up approximately twenty natural gas plants fitted with gas turbines, combined cycle plants (CCGT) and cogeneration units. At various sites in Spain and Italy, new CCGT units are under construction. Other investments are under study for other countries. The use of CCGT plants, which are among the highest performing production technologies, allow us to obtain returns in the range of 55%.

In addition, Electrabel is a member of the European association that includes the largest electricity producers and plant builders. This consortium is developing a project aimed at significantly improving the return of future coal plants to over 50%.

In addition to improving its own performance, Electrabel offers its customers a broad range of services, allowing customers to monitor their consumption of electricity, natural gas, water and fuel via secure Internet connections, and thus to adapt their consumption and develop an efficient energy policy. Electrabel also makes available to its customers a wide range of training programs focused on the rational use of energy. In addition, it offers customized energy and technical audits.

e. Nuclear energy

The two Belgian nuclear sites offer a very high rate of availability and, in 2006, provided 66% of Electrabel’s total power production in Belgium. This output, compared with the best natural gas technologies, prevents the emission of at least 20 million tons of carbon dioxide every year; thus, it makes a very substantial contribution to the effort to reduce greenhouse gas emissions. A steady reduction in the volumes of low and medium radioactive waste was also achieved. In fact, compared to the kWh produced, the volume of those wastes in 2006 represented half the volume in 1997. This result was achieved due to continual efforts to improve the technology and organization. However, a limit has been reached given current technologies.

The corresponding emissions of liquids and gases remain well below authorized limits.

Pursuant to the Belgian government agreement of 1999, the proposed law on the progressive withdrawal from nuclear energy for power production was adopted in January 2003. This text essentially provides for the decommissioning of plants forty years after they were commissioned for industrial service and a ban on the creation or operation of new nuclear power production units. However, one section of the law authorizes adjustments in an event of force majeure related to power supply security with the government’s authorization. Under this law, the first decommissioning would take place in 2015.

The fuel used in Electrabel’s nuclear plants is essentially enriched uranium and, in certain cases, a mixed fuel containing plutonium oxide and uranium oxide. All supplies for the plants are provided by Synatom, a company held by Electrabel, in which the Belgian government holds a “golden share.” This “golden share” allows the government to oppose any decision it deems contrary to national interests and to be represented on the Board of Directors, where the Belgian government has two members. Synatom is supplied under long-term contracts with several foreign suppliers.

The downstream segment of the nuclear fuel cycle represents all the operations related to this fuel after it is used in a nuclear reactor. The costs related to this part of the cycle are, and will be, covered by provisions at Synatom. These provisions, which totaled euros 3.01 billion at the end of 2006, are governed by the Law of April 11, 2003.

The costs for dismantling nuclear plants after decommissioning are also provisioned as required by the Law of April 11, 2003. The provisions established at year-end 2006 totaled euros 1.52 billion. Tractebel Engineering contributes, through its permanent assistance to Electrabel, to improving all aspects of operating performance of the nuclear plants at Doel and Tihange, from managing major modifications up through validation of the dismantling principles, and including operational support, safety studies, managing equipment life cycles, and optimizing fuel use, as well as managing waste.

In addition, Tractebel Engineering actively participates in improving the environmental impact of the nuclear sector in several countries and in the development of high-performance and reliable methods for storing radioactive waste (in Brazil, France, Belgium, etc.).

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Indicator names	2006 data	Scope covered (% of pertinent turnover)

Radioactive gaseous emissions:

– Rare gases	18.2 TBq	100%

– Iodines	0.10 GBq	100%

– Aerosols	1.73 GBq	100%

Radioactive nuclear waste (weak and average activity)	229.1 m3	100%

Radioactive liquid discharge:

– Beta and Gamma emitters	34.4 GBq	100%

– Tritium	90.2 TBq	100%

f. Managing and protecting natural resources

The loss of water resources or the deterioration in the quality of those resources in certain countries where the Group operates is driving SUEZ to increase awareness at the operational level of the need for integrated management of water resources. This is an approach that integrates all the issues related to water and sanitation services (preservation of the resource, agriculture, land management) and the resolution of potential conflicts through negotiations with all stakeholders. This approach gives the Group a better understanding and, therefore, better control of the related risks, forms the basis for its legitimacy as a player in water management and a partner with public authorities, as well as allowing the Group to anticipate future trends and markets.

Procedures to monitor the quality of drinking water that is produced and distributed, as well as the landfills from wastewater treatment plants, are carried out at the local level through self-inspections that are reported to head office; which assesses the changes in performance. In the area of waste-water purification, SUEZ Environment, in partnership with the communities for which it operates, ensures compliance with and, if possible, anticipates the standards for waste water landfills and the use of sludge.

Indicator names	2006 data	Scope covered (% of pertinent turnover)

Consumption of water for industrial use:

✓ – Surface water	54.7 Mm3	81.5%

✓ – Water tables	4.5 Mm3	95.8%

✓ – Public networks	18.9 Mm3	96.6%

Water consumption for cooling:

✓ – Evaporated surface water	130.5 Mm3	100%

✓ – Water tables	7.1 Mm3	96.4%

✓ – Public networks	4.4 Mm3	96.4%

Technical yield from drinking water adduction networks	75.2%	100%

✓ Volume of leachates collected	2.9 Mm3	100%

✓ Volume of leachates treated	3.1 Mm3	100%

✓ Pollution load treated in sanitation networks (DBO5 treated)	472 kt/y	100%

✓ Reviewed by the Auditors.

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Natural resources are also protected by promoting the recovery of non-hazardous and hazardous industrial waste. The percentage of waste recovered in the form of matter or energy represents 42% of the total waste treated in the waste treatment sector. The Group believes that the recovery of treated sewage sludge (56.3% in 2006) as agricultural fertilizers is also a promising market. In 2005, the Department of Operations and Research of SUEZ Environment developed and tested a sludge compostability test (BIODEC) that guarantees the quality of the finished products, particularly the spreading conditions. The first tool to assist in the formulation of the initial sludge mixtures and other supports will be offered to the Group’s operators in 2007.

SUEZ Environment is also developing its high-temperature incineration operations for hazardous wastes in specialized furnaces or recovering those wastes as replacement fuels with its cement plant partners. Another way to recycle hazardous wastes is the regeneration of used oils and solvents. SUEZ Environment is also substantially expanding its activities in soil reclamation and ground depollution, by operations performed on the contaminated sites, or by extracting materials for treatment in its network of specialized facilities.

Indicator names	2006 data	Scope covered (% of pertinent turnover)

Production of specific waste:
✓ – Fly ash, refioms	3.3 Mt	100%
✓ – Ash, bottom ash	2.7 Mt	100%
✓ – Desulphurization by-products, gypsum	0.2 Mt	100%
✓ – Sludge from waste water treatment plants	0.5 Mt	100%
Production of non-specific waste:

✓ – Non-hazardous	4.9 Mt	99.9%

✓ – Hazardous	0.08 Mt	98%

Recovery:

✓ – Waste and by-products, excluding sludge	34.1%	100%

✓ – Sludge from waste water treatment plants	56.3%	100%

✓ – Energy recovery from waste

✓ Electricity sold (incineration and CET)	2,516 GWh	100%

✓ Heat sold (incineration)	1,245 GWh	100%

✓ Reviewed by the Auditors.

SUEZ Environment works from the very outset to integrate environmental policies in its Research and Development programs. Those programs develop innovative solutions for recovering waste products, reusing waste water, reducing water leaks in the networks, and reducing greenhouse gas emissions.

The businesses of the SUEZ group are implicitly tied to the resources provided by the natural environment and may, therefore, be negatively affected by environmental deterioration. While the question of water resources is vital for the drinking water businesses, the preservation of energy resources is also strategic for the energy companies. This management implies, above all, the continual improvement of energy efficiency and the increased use of renewable energy sources (see Sections C and D). All the wood used in the SUEZ plants is purchased from certified producers. Electrabel signs agreements with wood producers, which certify that they are using a wood to produce pellets that does not reduce the natural resources and does not damage the balance of threatened ecosystems.

g. Reducing and controlling pollutants

In Flanders, Electrabel, via the Belgian Federation of Electricity and Gas (FEBEG), and the Flemish Region reached an agreement on future reductions in SO2 and NOx emissions. This environmental policy agreement set ambitious objectives for the period 2005-2009. It became effective on January 1, 2005, and affects the existing facilities of Electrabel and the power producer SPE. In Wallonia, discussions to enter into a new sector agreement are still in progress.

In order to continue to reduce acidifying gas emissions, Electrabel has initiated the adaptation of three units of the Ruien (Belgium) plant, with the installation of NOx -SOx treatment units.

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Indicator names	2006 data	Scope covered (% of pertinent turnover)
✓ NOx emissions	105,525 tons	100%

✓ SO2 emissions	204,926 tons	100%

✓ Particulate matters emissions	9,976 tons	100%

✓ Reviewed by the Auditors.

Elyo uses a broad variety of techniques to continue to cut its emissions: reduction at source using an adapted energy package: water injection to reduce particulates, urea injection to control nitrogen oxides, and optimization of combustion and smoke treatment. This series of measures already compares very favorably with those for competing facilities; this is particularly true for the urban heating networks, the emissions from which are significantly lower than those that would be generated by tens of thousands of individual facilities.

In addition, Elyo has installed a high-performance system to track its emissions. Its VALERI software application automates the continuous auto-control system in the major combustion and incineration facilities. It is now offered in a version that meets in all details the very strict requirements of the two corresponding European directives (which are being gradually implemented between 2003 and 2008), making it an unparalleled resource. Distribution has been industrialized with TINEA, a specialized entity of INEO.

Pathogens

Certain portions of the cooling system in our facilities use river water. At certain times of the year, pathogenic organisms can develop in the cooling system, influenced by an appropriate temperature. In order to prevent or at least control this phenomenon, analyses and studies have been conducted for several years, and methods to combat these organisms have been developed. A decision-making logic diagram was developed and implemented in 2004. The initial results are in line with the objectives. The Belgian laboratory of the Laborelec group conducts the scientific monitoring and manages the various application phases. In addition, in 2004, a plume condensation method was developed in order to evaluate the concentrations of pathogens in the steam at the outlet from the cooling towers.

In 2005, Laborelec consolidated the experience acquired over the last ten years in management pathogenic organisms in water with the development of Governance Rules that stipulate the templates necessary to assess the risks and the plan to manage those risks. The Governance Rules were approved by Electrabel’s Safety department and distributed for implementation within the organization at the end of 2005. Measurement campaigns are regularly conducted by a specialized laboratory.

In terms of the risk of Legionnaire’s disease, Elyo offers its customers an optimized operating approach adapted to each facility, which can be easily integrated with pre-existing services. In contrast to partial and occasional measures, this is a global approach over the long term. It is the result of specific work performed by the Group’s research centers, combined with Elyo’s operational experience, which covers tertiary and residential sites as well as industrial facilities. Climespace has developed with the Paris Ecole des Mines and patented a new type of cooling tower for its activity which eliminates the risk of spreading Legionnaire’s disease by eliminating the plume.

PCBs

In the 1980s, a number of government administrations and insurance companies recommended using transformers with askarel in order to reduce the risks of fire in the Group’s facilities. It was subsequently found that the principal chemical component in the product, i.e. the “PCBs,” was hazardous to the environment and that its use would be prohibited by 2010. In order to comply with this international agreement and its implementation in both Europe and Belgium, conventions were signed with the Belgian authorities to identify the facilities concerned and schedule their decommissioning pursuant to authorized procedures. This decommissioning is being done linearly; and the Group is ahead of schedule. Moreover, Electrabel has developed Electrabel PCB Full Service which can be used by its customers to remove devices containing PCBs.

h. Managing biodiversity

Biodiversity represents the biological wealth formed by all living organisms and their relationships with their environments. It provides a large number of natural products and “free” services. The protection of biodiversity is vital. Deterioration of biodiversity is now a concern and may result in the decline in the natural resources vital to the group’s businesses.

The SUEZ Group bases its Biodiversity policy on the actions proposed under Convention on Biological Diversity adopted in Rio in 1992.

In 2006, a census of the most fragile zones was conducted in Europe based on Natura 2000, and the zones identified by the PNUE and the WWF in the rest of the world (ecoregions). This process will result in the development of a mapping tool to classify the sensitivity of our activities with respect to biodiversity and the resulting actions.

Now a list of sites close to the Natura 2000 zones has been prepared by SUEZ Environment, and sensitivity programs are being developed (preparation of action plans). As part of the future application of the Directive on Environmental

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Responsibility, the study on water and waste treatment effects on the environment took into consideration the Natura 2000 zones, classified according to their sensitivity to protect biodiversity. A more detailed investigation of the sites located near Natura 2000 zones will be launched to verify the state of preservation of biodiversity there, and a study and search for tracking indicators has been entrusted to the Museum of Natural History in Paris.

For example, Compagnie Nationale du Rhône must, under its contract with the French government and the Rhône Alpes Region, take all measures necessary to ensure the maintenance of the Rhone river banks. Today the entire Rhône has been classified as a Natura 2000 zone. Current actions include CNR’s program to rehabilitate the banks of the Rhône by eliminating the cement embankments and restoring the fauna and flora as closely as possible to what existed on the banks of the Rhône 100 years ago. This program provides better riverbank stability and protects threatened species like the beaver or otter.

Landfills sites may also be located in or near zones identified as having a fragile biodiversity. In addition to the impact study conducted at the start-up of the site operations, ongoing programs are also necessary. For example, one site was improved in a landfill in eastern France to host a rate breed of owl, which can now continue to nest on the site operated by SITA.

Most of the industrial sites managed by the Group are large in area. The use of a portion of these sites as a passage point for migrating birds is increasingly frequent, and exchanges of good practices continue within the group. For example, peregrine falcons nest on the flues of certain thermal plants in Belgium, and greater flamingos have settled on the Marseillan lagoon, near the Thau pond.

In 2006, Tractebel Engineering, in partnership with SEI and the European Space Agency, began research on the development and monitoring of sustainable development indicators for major hydroelectric facilities. In this effort, biodiversity is one of the major factors considered, primarily in terms of the richness of the ecosystems.

6.6.1.4 Active prevention of environmental risks

To support the central audit program to control environmental issues, operational divisions are encouraged to implement their own environmental audit systems in order to speed up the coverage of their sites.

In the Energy segments, specific internal procedures are being deployed over most of the sites in order to define responsibilities for environmental management and to monitor the performance of environmental audits to assess the level of environmental compliance of facilities. Special attention is paid to operating permits on aspects related to impacts on the air, water, waste and noise. In addition, the compliance of subcontractors’ practices, the prevention of accidental landfills, the temporary on-site storage of hazardous wastes, and the existence of procedures to manage serious events are carefully assessed. These procedures are established to reduce to a minimum the risk of failure to comply with regulations or an operating permit, and to demonstrate the Group’s commitment to contribute to the protection of human lives and the environment. SUEZ Environment methodically takes environmental risks into consideration: at least one environmental audit has been conducted at each waste treatment site over the last three years. These audits identify any failures to comply with current regulations, detect specific risks, and implement correction plans. Non-compliance arises from ongoing changes in regulations which require upgrades at the operating level. They also result from acquisitions of facilities for which investments have been planned or because of the simple ageing of managed facilities. The use of private operators is often justified by difficulties in managing facilities subject to increasingly strict regulations. When SUEZ assumes the management of facilities, some of those facilities do not necessarily yet meet regulatory requirements. It is clear that, given the size of the infrastructures, the investment and work needed to upgrade the system sometimes require several years in certain countries. When a situation of non-compliance arises, SUEZ uses a variety of responses that may consist of an improvement in the operational management of a site, or an investment to enhance or replace equipment.

Under service delegation contracts, these decisions must be made with the approval of the customers, local authorities or manufacturers. Some investments remain their entire responsibility. However, the Group works to alert its customers so that they can anticipate future standards. A major program to increase awareness among local communities that have entrusted the management of their household waste incinerator to the Group was launched by SUEZ Environment to anticipate the applicable European environmental regulations in place since December 2005; those regulations require a reduction in authorized emissions thresholds. In some cases, when our customer has not made the investments to bring its facility into compliance, we have withdrawn from our management role. This audit program, which is monitored by the Department of Operations, Research and the Environment (DORE), is regularly presented to the Management Committee and subject to regular reports. In the water segment, each subsidiary is responsible for its own system to manage its environmental risks. A centralized audit process that is similar to the one set up for waste has been in place for two years now. Audits will be conducted as a priority on waste treatment facilities, storage of water treatment products, and the management sludge produced by wastewater treatment plants. Finally, risk-prevention plans are included or precede the implementation of an environmental management system.

There were 54 complaints and 9 judgments resulting from environmental damage, totaling €0.12 million in compensation. This is low given the size of the Group, the industrial nature of its businesses, and its direct expenditures for the environment. In 2006, environmental expenditures (investments and current operating expenditures related to environmental protection) amounted to more than €485.4 million for energy activities and over €2,624.5 million for the water and waste businesses.

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Indicator names	2006 data	Scope covered (% of pertinent turnover)

Environment-related complaints	54	99.8%

Environmental judgments	9	99.8%

Amount of compensation	euros 119,000	99.8%

Environment-related expenses:

– Energy activities	euros 485.4 million	100%

– Environmental activities	euros 2,624.5 million	100%

Environment-related provisions (see Note 15)	euros 5,436.6 million	100%

The management of industrial and environmental risks breaks down into two components: risk prevention and crisis management.
Indicator names	2006 data	Scope covered (% of pertinent turnover)
Environmental analyses	58% of pertinent turnover	99.6%
Environmental risk prevention plan	65.1% of pertinent turnover	99.6%
✓ Environmental crisis management plan	76.9% of pertinent turnover	99.8%

✓ Reviewed by the Auditors.

a. Crisis management for operating continuity

The operating entities have established crisis management plans that involve two levels of response: an emergency standby system to ensure immediate mobilization of the crisis management resources, and an actual crisis mechanism that effectively manages crises over an extended period of time. This plan particularly provides for the organization of a crisis unit that is capable of taking into consideration internal or external impacts, whether they are technical, social, health-related, economic, or image-related. For this purpose, the emphasis is on increasing the awareness and training of crisis management teams, particularly through simulations, and on developing a culture of exchanging information among local teams and their outside contacts.

The procedure known as “crisis emergency standby” ensures that the Group’s Management is informed of any serious event as necessary. This emergency standby system covers the Water and Waste Treatment activities in particular, along with the nuclear activities, and is active 24 hours a day, every day of the year. It also ensures the feedback needed to improve the Group’s crisis management procedures and risk control. Exercises to test these procedures were organized in 2006.

b. Environmental risk management policy – Law of July 30, 2003, governing the prevention of technological risk

Risk management is an essential component of the Group’s environmental policy. The environmental risks related to the most dangerous sites are framed by strict and specific national and international regulations and are subject to regular inspections by public authorities and the Group’s experts.

Inside the European Union, the Group operated eight Seveso “high threshold” sites, located in France, Belgium, Germany, Hungary and the Netherlands.

For the environmental businesses, Teris, the hazardous industrial waste treatment subsidiary of SUEZ Environment, operates the French sites of Pont-de-Claix (incineration of chlorinated solvents) and Loon-Plage (incineration of hazardous industrial waste), and its subsidiary SITA Remediation in Germany operates the Herne plant (treatment of hazardous industrial waste).

For the Energy businesses, Fluxys and Fluxys LNG (SEE) operate the sites of Zeebrugge (liquefied natural gas terminal), Dudzele (LNG storage unit) and Loenhout (underground natural gas storage), and Electrabel operates the Gelderland and Dunamenti sites.

SUEZ Environment high-threshold Seveso sites are audited every three years by the corporate audit department. The Teris Pont-de-Claix site, which was audited in 2006, is classified under the Seveso directive as “high threshold” because of its storage of hazardous industrial waste that may include highly toxic categories. This site is located in the center of a chemical complex that includes other “high threshold” Seveso establishments, with which it shares response resources within an economic interest grouping and a health, safety and environmental charter common to all operators on the complex. In particular, there is an internal 35-person fire department. The policy for preventing major accidents is based on a methodology for risk assessment, a policy on health and safety in the workplace, and an environmental

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protection policy that has earned ISO 9001 and ISO 14001 certification, an annual safety-environmental quality progress plan, and an inspection policy that minimizes the risks related to the operation of the equipment that is backed by the chemical complex inspection department and recognized by the government. The safety management system is audited by a third party at least every three years, which complies with the order of May 10, 2000, and the health, safety and environmental charter of the chemical complex. An internal study of the dangers on the Teris sites evaluates the risks of accidents that could occur and the precautionary measures that would reduce the gravity or probability of such an accident. Since 2000, the frequency rate and the gravity rate of workplace accidents has been zero. No environmental accident or external complaint has been recorded.

The Teris-Loon Plage site, which was audited in 2004 and will be audited in 2007, is a Seveso “high threshold” site because of the storage of hazardous industrial waste that may include toxic materials. This establishment was acquired from Du Pont early in 2003. The policy to prevent major accidents is based on a methodology for risk assessment, a policy on health and safety in the workplace, an environmental protection policy, and an annual environment and safety quality progress plan. The site was integrated within the Teris ISO 9001 and ISO 14001 certification perimeter in 2004. Its safety management system (SMS) complies with the order of May 10, 2000. A hazard study conducted by Fairtec/Veritas was submitted for critical analysis by a third party expert (Technip) at the request of the authorities as a condition for granting authorization to operate. This authorization was granted on April 23, 2003. The assessment of risks of accidents that are likely to occur and the protective measures that reduce the gravity or likelihood of accidents was conducted according to Du Pont’s Hazop procedure. Since Teris acquired the site, the accident frequency and gravity rates have been zero.

The Herne site operated by SITA Remediation, a Teris subsidiary, uses pyrolisis to treat 30,000 tons/year of soil polluted with mercury, pyralene and polynuclear aromatic hydrocarbons. The site is classified as a Seveso “high threshold” site because of the potential stock of polynuclear aromatic hydrocarbons contained in the soil, which is greater than 200 tons, the limit in Germany. The site meets its regulatory obligations. A special impact study was conducted in 2003. An environmental officer and a Seveso officer were appointed by the company and they are responsible for the correct application of the regulations. An annual three-day audit is conducted by the German Department of Environment and Labor. This site was audited in 2006 by the environmental audit team of SUEZ Environment. No major non-compliance or major environmental risk was detected on the site. In addition, the site is certified as “Entsorgungsfachbetrieb”, a German environmental certification, the renewal of which is verified annually by government audit.

Each of the Seveso sites has an internal operations plan that includes a “crisis unit” component which is filed with the authorities. This plan is tested every year during exercises conducted jointly with the Civil Protection Administration. The plan of Teris Pont-de-Claix is included in the internal operations plan of the chemical complex. Each of these three establishments has a notification system, which is relayed to the management teams of Teris and SUEZ Environment. These emergency standby systems define procedures in the event of a crisis.

Fluxys and Fluxys LNG conduct a proactive policy to control risks related to well-being in the workplace, industrial safety and the environment.

Within the framework of this policy, Fluxys and Fluxys LNG strive to:

•    with respect to the environment:

–   show concern for and demonstrate responsibility towards the well-being and protection of their employees, third parties, local residents, and the environment,

–   implement the best technologies available while taking economic realities into account,

–   meet the expectations of all participants, both inside and outside the company,

–   take the concept of “sustainable development” into account in their activities,

–   conform with legal requirements;

•    with respect to their employees:

–   define and distribute responsibilities, tasks and competencies,

–   regularly define targeted objectives by business line and by employee,

–   provide adequate training for each employee;

•    with respect to processes:

–   manage risks proactively and through processes using the Quality & Safety Management System (QSMS),

–   consolidate expertise as well as all the data concerning facilities,

–   act responsibly when designing, building, operating and retiring facilities from service,

–   set up and implement the required inspection, monitoring and maintenance programs,

–   be prepared to cope with emergency situations and serious accidents;

•    with respect to cooperation:

–   make this policy known and cooperate actively and efficiently at all corporate levels,

–   use the PPT Committee as a platform for consultation,

–   continually adapt the policies on well-being, industrial safety, environment and quality through the HSEQ Steering Committee according to the responsibilities attributed to it;

•    with respect to feedback:

–   measure and regularly follow up on efforts and results,

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–   ensure that each accident, incident or non-compliance event that occurs in the organization is disclosed, examined and addressed,

–   draw lessons from experiences both inside and outside the company,

–   regularly update the prevention policy, and assess and adapt the necessary action plans,

–   seek to improve using internal and external audits.

Each employee contributes to the implementation of this policy through the responsibilities, tasks and authority assigned to him.

The management structure will apply available resources in the most effective manner.

Management and supervisors are responsible for compliance with and improvements to this policy.

Fluxys has formed teams responsible for managing and controling crisis situations resulting from incidents and accidents that occur in a facility operated by Fluxys or Fluxys LNG. The members of these teams have had special training in crisis management and practice drills are regularly conducted. An internal procedure and several instructions for crisis management have been developed by Fluxys. In addition, operating sites have emergency plans describing the local measures to be taken in the event of serious incidents or major accidents.

To meet their legal obligations to indemnify third parties in the event of an accident for which they are liable, Fluxys and Fluxys LNG have taken out insurance from reputable insurance companies to cover their civil liability as operator and owner.

The Gelderland power plant in the Netherlands, where 500 tonnes of ammonia (25% dilution) are stored, is registered as a high-risk Seveso site.

Finally, the Dunamenti site in Hungary has been officially registered as a Seveso “high threshold” site since January 1, 2003, because of its large light fuel oil storage capacities. Dunamenti is required to hold such storage capacities under a Hungarian government decree. A program to prevent major industrial risks has been developed and implemented within the Company.

Appendices: methodology for the 2006 environmental reporting

To ensure the transparency and reliability of the data it publishes, SUEZ has initiated the progressive verification by its Statutory Auditors of the quality of certain indicators related to the environmental and corporate data published. The first step performed for the data from fiscal 2001 consisted of a review of the reporting procedures for performance indicators. In 2003 and 2004, the work performed led to an opinion of moderate assurance on the reporting procedures for environmental and corporate data and on the quality of a limited number of indicators for selected business lines. SUEZ has implemented the recommendations made by the Statutory Auditors to enable it to strengthen its non-financial reporting systems. In 2005, the scope of the audits was expanded, which allowed the auditors to extend their opinion to encompass all data, and not only to the business lines visited. In 2006, the number of audited indicators was increased and new methodological guidelines were applied in accordance with recommendations made by the auditors the previous year.

For environmental reporting, the year 2006 was marked by the completion of work in the following areas: revision and deployment of reporting procedures, revision of certain definitions and consistency checks, revision of existing methodological guidelines (CO2 and CH4) and provision of new guidelines for SF6, mercury, electricity auto-consumption and water consumption, securing of the environmental reporting workflow, and increased use of CERIS, the Group’s environmental reporting tool.

The procedures for defining the scope of environmental reporting were clarified in order to cover all the operations and impact of the facilities where the Group holds technical operational control. The legal entities included in the reporting scope were those whose operations were relevant in terms of environmental impact (excluding, therefore, energy trading and financial and engineering activities), and either fully or proportionately consolidated (based on the financial consolidation rules). These entities report on the operations and impact of the facilities where they hold technical operational control, including facilities operated on behalf of third parties. Those amounts are then consolidated taking into account the financial consolidation percentage, excluding the numbers from environmental management systems (EMAS) and the numbers from sites covered by EMAS that are fully consolidated.

On the basis of consolidated turnover, pertinent turnover (after excluding the turnover generated by the activities that are not considered relevant in terms of environmental impact) are defined and identified for each legal entity. The coverage of this pertinent turnover by each of the environmental management indicators is reported.

The year 2006 was also a year in which the procedures for reporting environmental data were specified and deployed upstream. The set of procedures for reporting environmental data consists of a generic procedure based on standardized instructions to be used at the appropriate levels of the reporting process. The deployment of the procedures throughout the Group relies on a network of duly authorized environmental agents and coordinators. These procedures and work instructions at the Group and division level detail the collection, control, consolidation, validation and transmission of environmental data at the various levels of the organization as well as the rules that define the scope and consolidation. They include technical documents that provide methodological guidelines for calculating certain indicators. The list of the entities included in the scope of environmental reporting is attached to the procedures and instructions.

The documents defining the indicators used to measure the environmental performance of the Group have been reviewed and explained in compliance with the legal disclosure obligations stipulated by the French New Economic Regulations act and the law on technological risks. They have also been created based on comments from operational

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managers represented in a dedicated work group. Each indicator has also been studied to define and formalize the type of validation controls to be used. These controls are based on studies of changes from one reporting year to another and on analyses of consistency and relevance within a business. They are integrated into the reporting tool. All the documentation can be obtained by simply requesting for it from the Group’s environmental division.

The following information should be noted about the data published in this report and in the Activity and Sustainable Development Report:

1.  the definition of the “electricity consumption” indicator for energy production activities has been modified to take the auto-consumption of power plants into account. When the information required for calculating auto-consumption is not available, this figure is estimated in proportion to net production. Currently, SUEZ Environment’s energy producing sites do not report their auto-consumption. This information will be completed in 2007;

2.  the definition of “non-specific hazardous waste” as well as the definition of the recovered part of this waste must be specified for waste treatment and sanitation activities. Currently, the very high proportion of sorting and composting refusal explains why the SUEZ Environment division accounts for a very large proportion of Group consolidated data. Furthermore, the handling of this waste is not taken into account in “recovered hazardous waste”, which has resulted in the under-estimation of this indicator. Finally, waste from the cleaning of wastewater systems is not systematically reported. These issues will be addressed in a revision in 2007;

3.  the “non-specific hazardous waste” indicator is estimated for the BUG business line, and we later noted discrepancies with the method used in 2005. Nevertheless, this method was repeated in 2006, and the estimation method will be revised in 2007;

4.  the activities of SUEZ Environment (in particular incinerators with energy recovery) report cooling water under the “industrial process water” line item. This will be revised in 2007;

5.  methodological details have been added to the calculation of air emissions. These are measured continuously, estimated by extrapolating from frequent but separate measurements or calculated using average emission factors;

6.  the data reported by Sita UK are less reliable on the whole because few audits were conducted for the business line. Most of the anomalies observed in the data transmitted by Sita UK were corrected using information available at the entity’s head office. Sita UK’s contribution to the data published by the Group is especially significant for the following indicators: CH4 emissions from landfills (40.4% of Group total), non-hazardous non-specific waste (44.4% of Group total) and treated leachates (28% of Group total).

The reliability of the reporting process, the scope of the reporting perimeter, and the improvement in the definition of the environmental performance indicators are continually being improved.

Lastly, in accordance to the commitments made for 2006, SUEZ worked to strengthen the mechanism to monitor values in its tool to collect, process and recover the environmental data entered by the operational entities. CERIS, an environmental reporting IT solution, the first version of which was developed by SUEZ in 2003, allows management of the network of environmental agents and coordinators, management and documentation of the scope of environmental reporting, entry, control and consolidation of the indicators, the printing of reports and, finally, the availability or the production of the documentation required for the collection of the data and the control of the reported data. This tool currently covers all divisions and is now deployed within certain divisions and subsidiaries. CERIS was also verified by the Group’s internal audit team.

The correspondence of the Group’s environmental performance indicators with the New Economic Regulations and the Global Reporting Initiative is documented in the summary table of environmental performance published in the Annual Activity and Sustainable Development Report.

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6.6.2 Human resources information

Introduction

The year 2006 was marked by preparations for the merger with GDF. Although the project has not yet been finalized, information and consultation between the companies went very smoothly at two levels: tripartite discussions under the aegis of the Ministry of Economy and Finance and the information and consultation sessions within Group bodies. The tripartite discussions mainly dealt with the 71 questions posed by the unions concerning the seven following themes: the legislative process, compliance with European competition rules, the industrial project, governance, the status of employees, the outlook for public services, and jobs. At the same time, since the beginning of the proposed merger with GDF, SUEZ has worked in concert with its employee representatives and in particular, its Works Council. The European Consultative Committee and the French Works Council were informed and consulted very regularly through an ad hoc follow-up committee, through the various stages of the merger strategy in the two companies. This consultation momentum also made it possible to set milestones for new collective agreements negotiated at Group level (see item 6).

At the same time, the Human Resources Department also ensured that its ambitious medium-term action plan was being implemented. It has defined six priorities: management forecast of human resources, spreading of Group culture, support for change, optimization of information exchange and interface tools, quality of employee information, and management of labor relations and HR themes as part of the company’s social responsibility.

As the HR function positions itself as a business partner of the operational teams, the assessment of its contribution to the Group is becoming more systematic. More than ever, HR departments have positioned themselves to support operational personnel in preparing and managing change within the company. The overall backdrop of demographic transition has heightened the urgency of this approach: attraction and retention of talent, training efforts, definition of new career paths, enhancement of the value of seniority, and adaptation to fast-changing businesses and markets require strong commitment and a high standard of efficiency.

As at December 31, 2006, the Group had 139,814 employees, down 11% as compared with the end of 2005. This sharp drop was primarily due to the closing of two major concessions that employed a large number of people. The water distribution contracts in Argentina and the waste treatment contracts in Brazil and Peru involved nearly 14,000 employees. The withdrawal of the two concessions did not have a negative impact on employment since the employees were transferred to the new operators. A few adjustments made in each of the four divisions (removals from the scope of consolidation, adaptations to economic constraints) explain the rest of the changes recorded.

6.6.2.1 HR management planning

Anticipating needs in terms of human resources is fundamental to SUEZ’s strategy. Key positions are identified in detail. The career development and the mobility opportunities of top executives (“TopEx”) currently in key positions are closely monitored, particularly by the Career Management Committee, chaired by Gérard Mestrallet. The “Top Executive Management Program” organizes the development of Group top executives based on shared principles. It has implemented tools adapted to Top Executive requirements: annual performance appraisals, assessment modules under the SUEZ Center for Development and Assessment, coaching and mentoring.

At the same time, a pool of 1,200 potential successors has been created to fill the Group’s 400 key positions. These high-potential employees follow the Leaders for the Future (LFF) program that is geared to three categories of future executives. “L1s” are eligible to take over from Top Executives. “L2s” still need to add to their professional experience, while “L3s” have yet to realize their potential. It should be noted that the HR Department is particularly vigilant about the diversity of LFF profiles. A full program of assessment, conditioning and training is made available to the LFF. The SUEZ Centre for Development and Assessment runs two specific programs, one for L2s and the other for L1s and Top Executives, aimed primarily at finding out their potential and drawing up a career development plan. SUEZ University is also currently proposing new training modules for L1s and Top Executives: Learning Expeditions are designed as a leadership development tool and as a means of acquiring the competencies required to collectively meet challenges. These sessions are compulsory for Top Executives. They are the next stage after the Global Player program, which is required for L1s and new Top Executives, and which trains experienced managers to define and apply corporate strategies as well as to lead change.

Recruitment and skills development is another priority for the HR Department. This is because attraction, retention and talent development are the mainstays of SUEZ’s strategy. With respect to recruitment, in coordination with activities carried out by the business lines, the Schools policy aims at standardizing practices, attracting new talent, and consolidating SUEZ’s brand image. The Campus program aims at establishing close relationships with business and engineering schools. In 2006, SUEZ was represented as a Group at 15 recruitment fairs in France and in Belgium. A program intended to create a pool of young executives and to facilitate their integration into the group through a succession of positions occupied in SUEZ’s various businesses is also being implemented (Young Executive Program).

The “Developing Talents” guide formalizes the “HR career development cycle” and provides HR managers with tools best suited to preparing for career management, from welcoming new employees to mobility measures and annual assessments. This guide, which was first published in 2005,

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was re-edited in 2006. Training and simulation workshops were organized with non-managerial staff to familiarize them with the principles and objectives behind career stages, managerial reviews, and succession plans. The complementary “2006-2007 Guide to reference functions” presents a broad overview of professional opportunities currently available at SUEZ. Its aim is to describe, for human resources managers as well as for employees, the various opportunities that exist in the four divisions.

The Group makes available to employees the resources that they need to acquire the competencies essential to the performance of their duties. Whereas training needs are primarily decided within the divisions and operational units to guarantee they meet practical needs, the programs offered to Group managers by SUEZ University are a driving force for career management.

By creating a job market policy that can be accessed from all the Group’s Intranet sites, the recruitment management and mobility software application makes it easy for employees to apply for open positions. It has become an essential tool for employees who wish to change jobs internally and also all for the Group’s recruiters. This application, which is being installed in new business lines, can be accessed by approximately 60,000 employees with access to the Intranet. It can also be consulted on the Internet. The monthly magazine, JobNews, which has a circulation of 11,000 copies worldwide and is available on the Internet, provides a selection of job offers. This magazine, which is published in French and English, also contains feature articles on areas with high recruitment needs as well as articles about changing markets. In all, and aside from initial hires, 50% of managerial positions posted online were filled in-house. This level is stable, a sign of the vitality of mobility within SUEZ. The “Principles of Mobility” facilitate movement from one business line to another by organizing job changes upstream, including negotiated notice periods, carryover of seniority, payment of relocation costs, absence of a trial period, etc.

6.6.2.2 Commitment to the Group and dissemination of its values

Launched in 2004, the “We are Suez” corporate project is based on four mainstays (strategy, image, organization, management way) to reinforce cohesion within the Group. The project is designed to enhance strategic dialogue, give the group a strong brand image, and create a fluid organization, as well as disseminating common managerial practices. The emphasis placed on the dissemination of a “management way” unique to SUEZ highlights the importance given to developing specific operating methods and a corporate culture, while recognizing the variety of the Group’s locations and businesses. The “SUEZ management way” draws on principles and policies already in place and enhances their unifying power: Group values and charters, the corporate project, leadership skills of Top Executives, etc. Work is currently under way to define the profile of the “SUEZ 2012 manager”. Finally, the continuation of the SHERPA project has made it possible to improve the coherence of the company’s overall organization.

The “HR Guidelines” formalize the principles of the HR approach and set out the role of HR managers inside SUEZ. They were updated in 2006, with the participation of the HR division. Concurrently, a glossary has been created to standardize the definitions of SUEZ’s 23 Human Resources Key Performance Indicators. These two programs contribute to the creation and consistency of a common language and managerial practices.

The Group’s Health Safety benchmark has also been extended for standardization purposes. Two rules were created concerning subcontractors and temporary staff. A few others are currently being prepared: health and safety risk management and analyses, work permits, serious accidents, and health protection and surveillance.

The various training modules offered by SUEZ University are also an opportunity to build a shared vocabulary and to reinforce the consistency of managerial practices. In 2006, 106 seminars were offered to nearly 3,600 managers (1,400 more than in 2005), raising the total number of beneficiaries to 12,700 in six years. The “Discovery” program for new managers, the “Explorer” program for junior managers, and the “Focus” series of themed training sessions (leadership and change management, interpersonal communication, management by project, finance and specialized finance, HR, and health and safety management among others) for experienced managers contributes to the emergence of a homogeneous identity within the Group via the dissemination of a shared vision. New training programs, particularly those specifically dedicated to Top Executives and LFFs, are destined to play a key role in strengthening links within the Group and exchanging information on good practices.

By conveying the company’s brand image more efficiently, the new version of the Campus policy is also contributing to structuring SUEZ’s identity and communicating it outside the Group. Another major tool for ensuring cohesion is monitoring employee shareholding levels: employees continue to own more than 3% of the company’s capital and benefit from plans launched in previous years. A new plan is scheduled for 2007. The exceptional bonus linked to SUEZ shares, which was launched at the beginning of 2007, has the same purpose: to reward employees for their loyalty and engage them in the Group’s economic and financial objectives.

6.6.2.3 Supporting change management

In line with the strengthening of its role in facilitating change, the HR staff works very closely with operational units by implementing job planning and forecasting tools for the coming years. The inclusion of an HR component in SUEZ’s medium-term strategic plan is indicative of the Group’s goals in this area. Succession Planning prepares for changes in the company’s key functions as a result of the demographical transition. At the same time, the lengthening of employees’ working life in European countries has led to changes in career management for older employees. The Group is organizing think-tanks around the themes of employability and capitalizing on experience for senior employees.

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The HR department’s contribution to Group performance is at the heart of the action plan. Forecast management tools are being implemented to facilitate the anticipation of future needs and measure the effectiveness of Human Resource functions. Beginning in 2007, an operating report will be created to sum up the main HR trends, thus facilitating forecast management. This approach follows up on the comprehensive study conducted by the business lines to identify and control labor risks that may arise in connection with their activities.

The programs offered by SUEZ University also prepare for change management: there are “HR for HR” training courses for HR managers as well as for employees in positions with an HR dimension (for example, heads of entities or site managers). The “Global Player” module for Top Executives and LFFs, which complements the strategic reflection forum for senior managers (“Semafor”) and the SUEZ Prospective conferences, includes a part dedicated to change management. The “Focus Leadership & Change Management” module also provides insight into the challenges presented by change processes and their impact on results.

6.6.2.4 Optimization of HR processes and development of shared interfaces

In the SHERPA organization project, the Group-wide optimization of support functions holds a prominent place. A mapping of HR processes is being used to ensure the readability and consistency of decision and action circuits.

HR Expertise Centers have been developed at SUEZ on topics such as expatriate management, pensions and the training of executives (SUEZ University) that require a high level of specialization. These dedicated structures offer the business lines top quality services and advice. They create added value and support the decision-making process, as well as playing an active role in operational management (information on employees and calculating pension contributions, for example). Furthermore, studies are currently underway to create a Group-wide network that can build on knowledge and expertise to support operating personnel in a targeted, timely fashion.

The Group is also developing “Shared Service Centers” for accounting management, personnel administration, and the IT infrastructure. By using their “critical mass” to create economies of scale, these centers ensure significant productivity and quality gains (optimized costs, creation of a real client/supplier relationship) and, at the same time, standardize practices within SUEZ. Initially implemented in major French and Belgian business lines, these centers cover all business lines in France, Belgium and the Netherlands.

The optimization and pooling of HR processes is based on efficient IT tools. The Group’s recruitment software package offers an interface for assisting recruitment and internal mobility, while coordinating the practices of the 450 SUEZ recruiters. The tool also establishes a very complete set of indicators that measure the performance of the recruitment process: number of applications processed for one position, time lapsed between the publication of the job offer and the signing of the contract, etc. The HR Who’s Who brings together the detailed profiles of 700 Group HR executives to facilitate the sharing of experience inside the Group and also to enable operational personnel to draw on the expertise inside the company.

Under the framework of possible synergies, the HR Department has renegotiated the insurance terms of contingency plans. This resulted in savings in France and Belgium. The size of the Group and its international scope have also enabled it to pool the needs of subsidiaries in terms of contingency plans and health expenses, thereby improving the efficiency of the financing for these schemes. As part of its Human Resources development policy, the HR department has also contributed to setting up pension plans and has paid special attention to the contents of individual and collective information for supplementary pension plans, particularly in France and Belgium.

6.6.2.5 Consolidation and control of employee information

In 2006, further efforts were made to make the reporting of employee data more accurate. The definitions of some indicators were enriched to eliminate all ambiguity. Control procedures during the feedback of employee information were completed with new functionalities. This fine-tuning of consistency checks also benefited the Health & Safety Network, which manages the consolidation of data related to occupational injuries. Consequently, employee reporting covers an increasingly large proportion of Group activities, thus providing a true reflection of what actually goes on in the business entities. In 2006, the average rate of coverage for the 120 indicators published was 96%. Plans are under way to switch to a consolidation software package with more functionalities that can be accessed via the Internet in 2007.

As in previous fiscal years, the specialized services of the Statutory Auditors were at the forefront of a mission to verify selected employee indicators published by the Group. Derived from work carried out on-site as well as in Division and Group head offices, the recommendations made in 2006 have enabled SUEZ to implement various improvements.

6.6.2.6 Social Responsibility and Management of social issues

The SUEZ European Consultative Committee (ECC) and the Group Works Council have held discussions with the management and personnel representatives about SUEZ’s economic and social strategy. The consultation momentum that has been developed by the merger project with GDF accelerated the pace of negotiations relating to new collective agreements on manpower and skills planning, diversity, and equal opportunity, as well as a Group Profit-sharing system. The aim is to spread the corporate dynamic that already exists at the entity level by defining a common Group framework.

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The European Consultative Committee also continued its work relating to “the right to lifelong education and training” through its Steering Committee: Although the implementation of the training passport is still under review, mentoring and literacy education have produced results in the field that are very satisfactory.

The ECC continued its supervision of commitments made by the group regarding labor rights. For example, the supervision of the application of the International Social Charter has resulted in a detailed analysis of results achieved in divisions and in countries where SUEZ operates. In 2006, the company carried out an in-depth analysis of the social performance of its Italian entities.

A social audit module has been created based on the principles of this International Social Charter, to shed light on the social practices of Group business lines in the field. It is a participatory tool that directly challenges the company’s internal stakeholders (employees, members of the HR department and trade union representatives). The assessment grid used maps the various components of a business line’s HR policy. This procedure complements the quantitative approach to social reporting. It was first tested and validated in 2006 and will be reproduced on a larger scale within the company.

The Health & Safety Executive Committee, which is made up of representatives of the Management and the European Consultative Committee, regularly follows the Group’s social performance, and analyzes the causes of serious accidents and the preventive actions implemented. The deployment of the Global Action Plan for 2005-2010 is high on the agenda of the Health & Safety Network. It has already led to a significant improvement in the performance of the divisions. An intensive audit program checks compliance with the requirements of the Health & Safety Charter and assesses the maturity of the management systems in place, and then implements corrective measures. SUEZ University has been offering a specific course since 2005. In 2006, participation doubled (nearly 1,200 executives have participated). Finally, campaigns to raise awareness, operational training, and the inclusion of health and safety objectives in the manager assessments are all intended to enforce health and safety concerns in the daily operations of entities.

SUEZ has also continued to promote exchanges with all stakeholders, particularly through the activity of the International Social Observatory. The Observatory’s work, which is at the origin of the Group’s commitment to “a right to lifelong education and training”, enhances the pilot experiments conducted by some SUEZ entities. The definition of social performance indicators, such as performance management tools, is among the subjects being studied and will be further addressed by the working group on “Globalization, Social responsibility and Governance”. Finally, an ambitious reflection on HR management in China was launched at a Symposium on the theme in Paris in June 2006, where academics, law professionals and managers shared their research and experiences. This issue will treated in further detail throughout the year from the social regulation perspective.

The company’s social responsibility principles are embedded in the priorities of the HR action plan and are included in the “HR for HR” training course offered by SUEZ University. More specifically, a series of projects relating to diversity has been launched. Their underlying theme is basing work on local needs and using locally available resources. After signing the Corporate Diversity Charter in 2005, an internal network devoted to diversity issues was set up in France. The national agreement signed with the French employment agency, ANPE, in January 2006 marked the beginning of a dynamic cooperation between the agency’s branches and SUEZ’s French subsidiaries. This agreement has two objectives: to facilitate the recruitment of people affected by exclusion from the job market and to meet the demand of business segments faced with a relative labor shortage. Signed at the end of 2006 with institutional partners and associations, the “expansion of diversity sourcing” aims at increasing the recruitment pool of SUEZ subsidiaries, by enabling these partners to recommend applicants who have been affected by job discrimination. Moreover, the reinsertion policy is defined in line with local needs: intake of apprentices or a return to work policy. The approach encouraging the employment of disabled employees is along the same lines: in 2006, specific diagnostics were carried out to help French entities overcome resistance to the employment of disabled persons. Training and awareness campaigns have also been launched on the subject.

Published in March 2006, the “White Paper” lists good practices in terms of the social responsibility of the Group’s various entities. This document’s success accelerated the structuring of initiatives implemented in Belgium, particularly the creation of a Steering Committee to deal with these issues. This document also provided a reminder that partnerships with external stakeholders can also contribute to the Group’s success. SUEZ is in this respect at the forefront of corporate clubs in the areas of equal opportunity and local “citizenship”. The Group also draws on programs developed in partnership with local governments, such as “A goal for work, a goal for life”, which provides young people trying to get into the job market with professional training for about six months in participating companies.

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	SEE			SEI

	2004	2005	2006	2004	2005	2006

EMPLOYEES BY
GEOGRAPHIC REGION
European Union	16,607	15,812	12,770	194	185	165
Rest of Europe	5	0	0	45	49	48
North America				1,500	1,183	1,196
Latin America				1,474	1,564	1,631
Africa-Middle East					19	44
Asia-Oceania - all change numbers				1,079	1,066	809
✓ TOTAL	16,612	15,812	12,770	4,292	4,066	3,893
	(100.0%)	(100%)	(100%)	(100.0%)	(100%)	(100%)

BREAKDOWN OF
EMPLOYEES BY
CATEGORY

✓ Managers	2,675	2,861	2,699	922	1,017	1,063
✓ Technicians,
Supervisors ^	2,053	2,887	8,607	779	1,117	1,199
✓ Workers, employees
technicians ^	11,884	10,064	1,464	2,591	1,932	1,631

TOTAL	16,612	15,812	12,770	4,292	4,066	3,893
	(100.0%)	(100%)	(100%)	(100.0%)	(100%)	(100%)

PERCENTAGE OF WOMEN IN THE GROUP
✓ Percentage of women employees	21.1%	23.0%	25.3%	17.9%	19.0%	19.9%

	(100.0%)	(100%)	(100%)	(100.0%)	(100%)	(100%)

Percentage of women in management	13.5%	15.0%	16.6%	18.7%	21.1%	20.5%

	(100.0%)	(100%)	(100%)	(100.0%)	(100%)	(100%)
BREAKDOWN OF
EMPLOYEES BY TYPE
OF CONTRACT

Indefinite	92.6%	91.5%	91.6%	94.4%	99.2%	98.3%

Other	7.4%	8.5%	8.4%	5.6%	0.8%	1.7%

	(91.2%)	(99.8%)	(99.1%)	(100.0%)	(100%)	(100%)

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		2004		2005		2006		2004		2005		2006

AGE PYRAMID (employees under indefinite contracts)
✓ - de 25		3.5%		4.1%		5.7%		2.7%		4.1%		4.0%
✓ 25 - 29		8.0%		9.4%		11.7%		12.2%		13,8%		12.8%
✓ 30 - 34		11.1%		11.0%		11.0%		19.8%		20.9%		19.7%
✓ 35 - 39		13.6%		13.3%		13.1%		17.8%		17.3%		17.2%
✓ 40 - 44		16.0%		16.0%		14.9%		17.7%		16.6%		17.2%
✓ 45 - 49		18.2%		17.4%		16.2%		14.4%		13.2%		13.3%
✓ 50 - 54		17.7%		17.2%		16.3%		8.7%		8.4%		9.2%
✓ 55 - 59		11.5%		11.1%		10.3%		4.9%		4.1%		4.7%
✓ 60 - 64		0.4%		0.5%		0.8%		1.4%		1.2%		1.4%
✓ 65 et +		0.0%		0.0%		0.0%		0.4%		0.4%		0.4%
		(100%)		(99.8%)		(99.1%)		(100%)		(100%)		(100%)

EMPLOYMENT	S1	S2	S1	S2	S1	S2	S1	S2	S1	S2	S1	S2

✓ Turnover*	1.6%	1.9%	2.0%	1.7%	2.1%	2.4%	3.7%	4.9%	5.7%	5.8%	7.0%	6.3%

	(99.8%)	(91.3%)	(98.9%)	(99.9%)	(99.9%)	(99.1%)	(99.4%)	(99.5%)	(99.5%)	(100%)	(100%)	(100%)

Voluntary turnover	1.2%	1.4%	1.6%	1.3%	1.7%	1.8%	3.4%	3.9%	4.0%	4.4%	6.0%	5.6%

	(99.8%)	(91.3%)	(98.9%)	(99.9%)	(99.9%)	(99.1%)	(99.4%)	(99.5%)	(99.5%)	(100%)	(100%)	(100%)

Hiring rate	4.2%	5.2%	5.5%	7.2%	6.3%	8.8%	7.6%	6.8%	8.0%	6.9%	10.0%	7.6%

	(99.8%)	(91.3%)	(98.9%)	(99.9%)	(99.9%)	(99.1%)	(99.4%)	(99.5%)	(99.5%)	(100%)	(100%)	(100%)

Hiring under indefinite contracts	40.9%	43.5%	46.2%	42.3%	55.0%	59.0%	58.7%	59.4%	93.9%	98.6%	88.0%	58.5%

	(99.8%)	(91.3%)	(98.9%)	(99.9%)	(99.9%)	(99.1%)	(99.4%)	(99.5%)	(99.5%)	(100%)	(100%)	(100%)

Percentage disables/average number of employees	0.3%	0.28%	0.30%	0.27%	0.24%	0.22%	0.12%	0.07%	0.07%	0.07%	0.08%	0.08%

WORKING CONDITIONS	S1	S2	S1	S2	S1	S2	S1	S2	S1	S2	S1	S2
Absentee rate
(days absent/employee)	13.1	11.3	9.6	8.29	10.8	7.36	7.6	8.3	3.8	2.8	2.4	2.3

	(99.6%)	(99.5%)	(99.7%)	(99.8%)	(99.8%)	(99.1%)	(100%)	(87.1%)	(100%)	(100%)	(100%)	(100%)

Overtime	2.3%	2.3%	2.6%	3.3%	2.5%	2.8%	5.8%	5.4%	6.1%	6.7%	6.9%	6.7%

	(100.0%)	(88.9%)	(99.8%)	(98.5%)	(99.9%)	(98.9%)	(98.4%)	(71.9%)	(100%)	(100%)	(100%)	(100%)

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COMPENSATION
✓ Worker gross average salary #/local gross min. salary	4.0	4.0	4.8	11.5	9.3	8.7

(Minimum value)	1.6	1.5	1.2	2.9	3.8	2.1

	(94.2%)	(95.5%)	(99.7%)	(78.3%)	(88%)	(99.4%)

Gross average salary/ Gross average salary insector

Managers	1.6	1.6	1.4	1.9	1.7	2.0

	(95.6%)	(94.5%)	(99.7%)	(92.4%)	(99%)	(96.6%)
Senior technicians, supervisors	1.6	1.4	1.2	2.4	1.8	1.9
	(83.6%)	(90.6%)	(98.5%)	(86.5%)	(98.6%)	(97.4%)
Workers, employees, technicians	1.4	1.8	1.4	2.3	1.8	2.1
	(94.2%)	(95.5%)	(99.7)	(78.3%)	(97.8%)	(99.4%)
Gross average salary/ local cost of living	4.0	3.7	2.9	6.8	5.3	5.8

	(94.2%)	(95.5%)	(99.7%)	(78.3%)	(97.8%)	(99.4%)

WORK SAFETY
✓ Number of tatal accidents (employees)	1	0	0	0	0	0

✓ Frequency rate	4.19	4.61	3.97	4.49	2.46	3.01

✓ Rate of gravity	0.10	0.18	0.13	0.08	0.06	0.05

	(99.1%)	(99.6%)	(100%)	(100.0%)	(94.7%)	(99.83%)

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TRAINING
✓ Percentage employees trained	72.7	68.2	79.8	66.6	72.8	76.3

	(99.5%)	(94.6%)	(99.5%)	(94.1%)	(78.7%)	(100%)

Proportion of managers and non- managers trained

Managers	15.3%	18.9%	21.4%	15.8%	24.0%	24.1%
Technicians, supervisors, workers, employees	84.7%	81.1%	78.6%	84.2%	75.9%	75.9%
	(99.5%)	(94.6%)	(97.8%)	(94.1%)	(78.7%)	(100%)
Training expenses per person (euro/per)	954.8	1,156.8	1,231.5	1,489.1	1,008.6	1,128.4

	(99.5%)	(94.6%)	(99.5%)	(93.5%)	(78.7%)	(100%)

No. of hours training per person (hr/per)	39.4	41.4	46.5	63.9	76.5	65.9

	(99.5%)	(89.8%)	(99.5%)	(93.5%)	(78.7%)	(100%)

Training expenditures per hour of training (euro/hour)	24.2	27.9	26.5	23.3	13.2	17.1

	(99.5%)	(94.6%)	(99.5%)	(98.9%)	(100%)	(100%)

Breakdown of training hours by theme

Business techniques	40.3%	48.8%	46.9%	36.6%	37.2%	32.3%

Quality, Environment, Safety	11.9%	16.1%	15.2%	26.4%	22.5%	24.4%

Languages	3.1%	5.1%	7.1%	10.4%	9.6%	8.0%

Other	44.7%	30.0%	30.8%	26.6%	30.7%	35.3%

	(99.0%)	(94.6%)	(99.5%)	(99.4%)	(100%)	(100%)
✓ Verified by Auditors. ^ Verified for 1st time in 2006. # In this ratio only worker gross average salary has been verified. * Change in calculation method as of first half 2004. See methodology note.

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	SES			SE
	2004	2005	2006	2004	2005	2006

EMPLOYEES BY GEOGRAPHIC REGION

European Union	61,340	60 ,401	59,401	47,743	47,261	48,364

Rest of Europe	2,224	2,520	3,547	83	79	73

North America	33	10	8	4,165	3,261	2,553

Latin America	523	435	344	14,959	15,548	272

Africa-Middle East	753	0	0	3,224	3,255	3,552
Asia-Oceania - all change numbers	1,523	1,658	1,744	2,607	2,726	2,632
✓ TOTAL	66,396	65,024	65,044	72,781	72,130	57,446
	(100.0%)	(100%)	(100%)	(100.0%)	(100%)	(100%)

BREAKDOWN OF EMPLOYEES BY CATEGORY

✓ Managers	7,925	9,506	9,692	6,494	6,783	7,091

✓ Technicians,
Supervisors^	13,958	24,226	25,375	9,633	11,835	10,406

✓ Workers, employees, technicians^	44,513	31,292	29,977	56,654	53,512	39,949

TOTAL	66,396	65,024	65,044	72,781	72,130	57,446

	(100.0%)	(100%)	(100%)	(100.0%)	(100%)	(100%)

PERCENTAGE OF WOMEN IN THE GROUP
✓ Percentage of women employees	10.7%	10.7%	10.7%	18.1%	18.5%	18.0%

	(99.9%)	(100%)	(100%)	(99.7%)	(99.9%)	(99.9%)

Percentage of women in management	11.6%	10.8%	11.2%	20.8%	21.4%	22.7%

	(99.9%)	(100%)	(100%)	(99.7%)	(99.9%)	(99.9%)
BREAKDOWN OF EMPLOYEES BY TYPE OF CONTRACT

Indefinite	94.8%	93.9%	92.8%	94.8%	94.5%	92.9%

Other	5.2%	6.1%	7.2%	5.2%	5.5%	7.1%

	(97.1%)	(99.9%)	(100%)	(87.9%)	(99.9%)	(99.9%)

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	SES						SE
		2004		2005		2006		2004		2005		2006
AGE PYRAMID (employees under indefinite contracts)
✓ - de 25		5.7%		5.2%		5.3%		5.4%		5.0%		4.1%
✓ 25 - 29		10.7%		11.1%		11.3%		10.5%		10.2%		9.3%
✓ 30 - 34		13.0%		12.6%		12.2%		14.6%		14.0%		13.4%
✓ 35 -39		15.8%		15.4%		15.0%		16.6%		16.4%		16.4%
✓ 40 - 44		15.5%		15.7%		15.8%		16.4%		16.6%		17.7%
✓ 45 - 49		14.3%		14.2%		14.4%		14.1%		14.4%		15.2%
✓ 50 -54		13.7%		13.4%		13.4%		11.7%		11.9%		12.6%
✓ 55 - 59		9.5%		10.2%		10.3%		8.0%		8.4%		8.6%
✓ 60 - 64		1.9%		1.9%		2.2%		2.3%		2.6%		2.4%
✓ 65 et +		0.1%		0.1%		0.2%		0.4%		0.5%		0.4%
		(99.5%)		(99.9%)		(100%)		(97.9%)		(99.9%)		(99.9%)

EMPLOYMENT	S1	S2	S1	S2	S1	S2	S1	S2	S1	S2	S1	S2

✓ Turnover*	4.4%	4.4%	3.6%	5.1%	4.4%	4.8%	3.1%	5.6%	5.0%	5.6%	4.3%	4.7%

	(58.3%)	(95.9%)	(81.8%)	(99.8%)	(100%)	(98.3%)	(37.5%)	(90.7%)	(96.7%)	(99.9%)	(99.9%)	(99.9%)

Voluntary turnover	2.5%	2.1%	2.2%	2.9%	2.9%	3.5%	1.4%	2.5%	2.0%	2.3%	2.4%	2.9%

	(58.3%)	(95.9%)	(81.8%)	(99.8%)	(100%)	(99.3%)	(37.5%)	(90.7%)	(96.7%)	(99.9%)	(99.9%)	(99.9%)

Hiring rate	7.6%	13.1%	6.2%	8.6%	8.1%	9.3%	7.7%	7.6%	9.7%	9.1%	7.9%	8.7%

	(58.3%)	(95.9%)	(81.8%)	(99.8%)	(100%)	(98.3%)	(37.5%)	(90.7%)	(96.7%)	(99.9%)	(99.9%)	(99.9%)

Hiring under indefinite contracts	61.2%	76.3%	69.2%	60.7%	67.8%	54.2%	56.8%	57.2%	65.3%	69.8%	59.8%	58.1%

	(58.3%)	(95.9%)	(81.8%)	(99.8%)	(100%)	(98.3%)	(37.5%)	(90.7%)	(96.7%)	(99.9%)	(99.9%)	(99.9%)

Percentage disables/ average number of employees	1.1%	1.1%	1.34%	1.30%	1.31%	1.37%	1.1%	2.7%	1.34%	1.42%	1.60%	2.25%

WORKING CONDITIONS	S1	S2	S1	S2	S1	S2	S1	S2	S1	S2	S1	S2
Absentee rate
(days absent/employee)	10.6	15.4	7.1	7	7.2	6.5	11	11	8.0	7.3	8.5	8.8

	(84.0%)	(83.0%)	(97.6%)	(99.1%)	(100%)	(100%)	(71.2%)	(90.0%)	(99.6%)	(99.6%)	(99.1%)	(99.9%)

Overtime	2.6%	3.1%	2.7%	3.2%	2.9%	3.1%	4.1%	4.0%	4.9%	4.6%	5.2%	5.0%

	(83.1%)	(68.6%)	(99.0%)	(78.8%)	(99.9%)	(100%)	(86.6%)	(71.9%)	(99.6%)	(94.7%)	(94.6%)	(99.5%)

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	SES			SE
	2004	2005	2006	2004	2005	2006

COMPENSATION
✓ Worker gross average salary #/local gross min. salary	1.9	1.9	1.7	2.4	2.3	2.2

(Minimum value)	0.8	0.7	0.8	0.7	0.7	0.7

	(92.2%)	(89%)	(91.5%)	(93.0%)	(91.3%)	(83.6%)

Gross average salary/ Gross average salary in sector
Managers	0.9	1.0	1.0	1.3	1.3	1.2
	(95.4%)	(85.3%)	(85%)	(81.2%)	(98.3%)	(93.7%)
Senior technicians, supervisors	0.9	1.0	1.0	1.2	1.0	1.1
	(96.0%)	(75.1%)	(79.2%)	(87.0%)	(97.3%)	(92.2%)

Workers, employees, technicians	1.3	1.2	1.2	1.5	1.2	1.2

	(92.4%)	(87.9%)	(92.7%)	(92.7%)	(99.1%)	(93.5%)

Gross average salary/ local cost of living	2	1.7	1.5	2.1	2.1	2.0

	(92.2%)	(90.9%)	(92.7%)	(92.8%)	(99.2%)	(93.5%)

WORK SAFETY
✓ Number of fatal accidents (employees)	2	7	4	9	4	4

✓ Frequency rate	20.04	18.41	14.69	24.41	21.50	21.89

✓ Rate of gravity	0.57	0.65	0.57	0.95	0.87	0.83

	(98.3%)	(98.2%)	(99.85%)	(98.2%)	(95.9%)	(98.88%)

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	SES			SE
	2004	2005	2006	2004	2005	2006

TRAINING
✓ Percentage employees trained	48.3	50.8	55.4	59.3	59.8	58.6

	(92.5%)	(77.1%)	(87.9%)	(86.9%)	(95.5%)	(99.9%)

Proportion of managers and non-managers trained

Managers	14.7%	15.5%	15.3%	8.6%	9.8%	13.6%
Technicians, supervisors, workers, employees	85.3%	84.5%	84.7%	91.4%	90.1%	86.4%
	(92.5%)	(77.1%)	(87.9%)	(86.9%)	(95.5%)	(99.9%)
Training expenses per person (euro/per)	715.4	667.2	711.1	502.8	519.8	703.8

	(91.6%)	(76.9%)	(87.9%)	(86.2%)	(95%)	(99.9%)

No. of hours training per person (hr/per)	24.3	25.6	32.5	21.7	23.1	24.8

	(89.7%)	(76.9%)	(87.9%)	(86.5%)	(96.3%)	(99.9%)

Training expenditures per hour of training (euro/ hour)	29.4	26.1	21.9	23.1	22.5	28.4

	(92.9%)	(76.8%)	(87.9%)	(89.1%)	(95.8%)	(99.9%)

Breakdown of training hours by theme

Business techniques	40.0%	46.0%	58.5%	33.4%	30.0%	29.8%

Quality, Environment,
Safety	31.4%	29.3%	24.0%	34.6%	40.7%	38.5%

Languages	3.5%	4.0%	2.4%	4.2%	5.2%	8.2%

Other	25.1%	20.7%	15.1%	27.8%	24.1%	23.6%

	(94.3%)	(76.9%)	(87.9%)	(91.8%)	(96.2%)	(99.9%)

✓ Verified by Auditors.

^ Verified for 1st time in 2006.

# In this ratio, only “worker gross average salary” has been verified.

* Change in calculation method as of first half 2004. See methodology note.

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Methodological factors in 2006 corporate reporting

As in previous fiscal years, the specialized services of the Statutory Auditors were at the forefront of a mission to verify selected company indicators published by the Group. Derived from work carried out on-site as well as in Division and Group head offices, the recommendations made in 2006 have enabled SUEZ to implement various improvements.

The “User Guide” which was drafted in close cooperation with the divisions and the business units, contains all the definitions and procedures that comprise the Group’s common frame of reference. There have been many additions and extra details since the first version in 2005. Consequently, definitions of certain indicators were enhanced to eliminate all ambiguity.

On the other hand, control procedures on the feedback of company information were complemented with new functionalities made available to reporting coordinators. All these developments have resulted in greater consistency and increased reliability in practices by reporting coordinators.

New indicators that were introduced as an experiment in the 2005 reporting tool were tested in 2006. They will be published when they have met the necessary quality and reliability requirements.

The quantitative employee data in this report comes from the HR phase of TOPAZ, a Group consolidation tool. After collection, the data is processed and consolidated according to clearly defined procedures and criteria.

1.   TOPAZ/CARAT, a consolidation software package, collects, processes, and reports the data entered by local legal entities that are subsidiaries of the SUEZ Group. Each company, including those in the HRD phase, is dealt with according to the following financial consolidation method: full consolidation (FC), proportional consolidation (PC), and equity affiliates (EA). The analyses of the companies in this report deal exclusively with business lines in the FC phase, in which SUEZ controls both capital and management. Once a company is included in SUEZ’s financial statements as fully consolidated, its company data are completely integrated, regardless of SUEZ’s stake in the company.

2.   Scope of reporting. A scope of reporting corresponding to the coverage of the indicator as a percentage of the Group workforce (workforce of companies fully consolidated in the SUEZ financial statements) is attached to each indicator. Some companies may not have sent their data, or there may be some inconsistencies in the data that was synchronized. This will cause us to exclude the data in question from the scope of reporting.

3.  Two methods are used in consolidating indicators:

–   clustering for workforce structure and flow data and work training and safety conditions,

–   weighting by personnel level for salaries.

4.  Externaldata used for the calculation of salary indicators are provided by UBIFRANCE as part of a country information collection agreement by the network of local economic missions. This data is complemented by statistics from the United Nations (United Nations Population Fund), the World Bank, and the OECD. UBIFRANCE procedures are ISO 9000 certified, and information provided as part of this partnership is available from the SUEZ head office.

The following should be noted regarding the data published in this report:

1.  The total number of employees in the divisions is 661 persons lower than the total published number of employees. This difference is due primarily to the number of employees in the Paris and Brussels headquarters and to the number of employees in financial sector activities who are not attached to any of the operational branches.

2.  The new breakdown of the workforce by socio-professional category that was defined in 2005 has been confirmed. Administrative employees are classified under “senior technicians and line supervisors” for more consistency. We note a significant shift of “workers, employees and technicians” to “senior technicians and line supervisors” at SEE. This corresponds to the application of new definitions and should contribute to stabilizing the classifications within this division.

3.  Unlikecompany reporting, health and safety reporting includes data from entities that were removed from the scope of consolidation during the year, in compliance with applicable regulatory obligations. This is reflected in a slight difference in the scope of the workforce covered by the two reports.

4.  Since 2004, this turnover indicator takes only terminations of employment and resignations into account. It is calculated on the basis of semi-annual movements related to the average workforce of the half-year period.

5.  Given the time constraints, the training data is based on preliminary information. Definitive data are available only in the second half of the year.

6.  The creation of remuneration indicators benefited from substantive improvements as a result of work carried out in 2005 and 2006, particularly with respect to the precise identification of benchmark lines of business. This made it possible to better understand national wage practices, which partly explain the slight variations in “gross average salary/ gross average salary of the sector” ratios. Information on salaries paid in each sector according to country is available from the Group’s Industrial Relations Office at the SUEZ head office. Cost of living is determined by private consumption per person, based on information provided by Ubifrance and additional information from the Organization for Economic Cooperation and Development (OECD) and national statistics offices.

7.  Some values lower than 1.0 were recorded under the indicator “gross worker’s wage/local gross minimum wage.” After verification, it turned out that this was due to Group businesses

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that are dedicated to reinsertion or have a high percentage of part-time staff.

8.  The salaries of some French business lines (excluding overseas departments and territories) in the SES division covered under the collective agreement for the Building and Civil Works industry were restated. The average amount reported was therefore increased by 13.14% to take into account the fact that the industry’s paid vacation funds directly cover paid vacation.

9.  Although it is a staple of French business culture, the idea of “cadres” (managers) is still somewhat difficult to understand in the other countries where SUEZ operates. This fact can lead to a slight underestimation of the number of managers because some entities may take only their own director-level management into account.

10. Asfor the number of disabled persons, the figures given represent the total number of declared disabled employees in relation to the average monthly and half-yearly number of employees for the Division concerned. These figures provide the best possible information about the integration of disabled persons in SUEZ companies. We do not think that it is relevant to provide a coverage scope for this indicator.

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7.1 Simplified organizational chart

The organization of SUEZ is grouped around four operational divisions in its two sectors of activity – energy and environment:

•   the SUEZ Energy Europe (SEE) division handles all activities in the gas and electricity sectors in Europe;

•   the SUEZ Energy International (SEI) division is in charge of SUEZ’s activities in the gas and electricity sectors outside Europe;

•   the SUEZ Energy Services (SES) division is in charge of SUEZ’s activities in the field of industrial installation and maintenance services and services associated with energy and engineering;

•   the SUEZ Environment division incorporates all Group activities in Water and Waste Management.

7.2 List of major subsidiaries See Section 25.

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ORGANIZATION CHART

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8.1	Major tangible assets	p.109	8.2	Environmental issues	p.111
8.1.1	Real estate properties, factories, facilities	109

8 .1 Major tangible assets
8.1.1 Real estate properties, factories, facilities

SUEZ either owns or rents a significant number of real estate properties, facilities, and factories around the world, most of which are in Europe. Numerous SUEZ activities involve the operation of very large factories that are not owned by SUEZ. SUEZ believes that these operating factories are in good condition and meet all applicable requirements.

8.1.1.1 Energy

As of December 31, 2006, SUEZ operated more than 200electric power plants in 31 countries. Information on the principal electric power plants owned by SUEZ is provided in the table below. Information on leased property is presented in Section20, Notes 29 and 30.

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REAL ESTATE PROPERTIES, FACTORIES, FACILITIES Major tangible assets

Country	City/Region/State	Capacity is missing	Business
France	SHEM	773 MW	Hydroelectric power plant
	CNR	2 937 MW	Hydroelectric power plant
Belgium	Doel	2 759 MW	Nuclear power plant
	Tihange	2 423 MW	Nuclear power plant
	Belgium (nationwide)	7 944 MW	Thermal power plants, CCGT, Cogeneration, Hydraulic power plants
	Zeebrugge	4,5 GM3/y	LNG terminals
Brazil	Santo Santiago	1 420 MW	Hydroelectric power plant
	Salto Osorio	1 074 MW	Hydroelectric power plant
	Cana Brava	450 MW	Hydroelectric power plant
	Jorge Lacerda	773 MW	Thermal power plant
Chile	Electroandina	939 MW	Thermal power plant
Spain	Castelnou	758 MW	Natural gas power plant
United States	Everett, Massachusetts	10,1 GM3/an	LNG terminals
	Red Hills, Mississippi	440 MW	Thermal power plant
	Chehalis	520 MW	Natural gas power plant
	Wise County	746 MW	Natural gas power plant
	Hot Spring	746 MW	Natural gas power plant
Hungary	Dunamenti	1 676 MW	Thermal power plant, cogeneration and combined-cycle gas turbine power plant
Italy	Rosen	356 MW	Natural gas power plant
	Tirreno Power	380 MW	Thermal power plant
	Torrevaldaliga	722 MW	Thermal power plant
Peru	Enersur	372 MW	Thermal power plant
	Yuncan	130 MW	Hydroelectric power plant
Poland	Polianec	1 654 MW	Thermal power plant
Netherlands	Eems	1 705 MW	Thermal power plant
Thailand	Map ta Phut, Rayong	991 MW	Cogeneration and combined-cycle gas turbine power plant
	Bowin, Chonburi	713 MW	Thermal power plant
Turkey	Baymina	763 MW	Natural gas power plant

8.1.1.2 Environment

SUEZ owns and operates several drinking water production plants, waste water treatment plants, and water reservoirs and distribution networks.

As of December 31, 2006, SUEZ owned 61 waste incineration plants in France, the United Kingdom, the Benelux countries,

and Taiwan, as well as 180 landfills, most of which are located in France and the United Kingdom.

Information on the principal sites and plants owned by SUEZ Environment as of December 31, 2006 is provided in the table below. Information on leased property is presented in Section 20, Notes 31 and 32.

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REAL ESTATE PROPERTIES, FACTORIES, FACILITIES Environmental issues

Country	City/Region/State	Business	Capacity
France	Bègles	Waste incineration	265,000 t/year

	Toulon	Waste incineration	250,000 t/year

	Créteil	Waste incineration	235,000 t/year

	Morsang	Drinking water production	225,000 m3/day

	Bordeaux	Water sanitation	370,000 people eq.

	Nice	Wastewater treatment	235,000 people eq.

United States	Haworth	Drinking water production	750,000 m3/day

	Deforest	Drinking water production	76,000 m3/day

Australia	Sydney	Drinking water production	3,000,000 m3/day

8 .2 Environmental issues

See Section 6.6.1.3.a.

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9.1	Revenue and earnings trends	p. 113

9.2	Business trends	p. 115
9.2.1	Electricity and gas	115
9.2.2	Key figures for SUEZ Energy Services	118
9.2.3	Key figures for SUEZ Environment	119
9.2.4.	Key figures for Other	120

9.3	Other income statement items	p. 121

The Group stepped up the pace of performance improvements in 2006, posting €3.6 billion in net income group share. Organic growth in gross operating income and current operating income, at respectively 11.2% and 15.9%, outpaced organic revenue growth (8.2%).

Organic growth in revenues and gross operating income both came in above the medium-term objectives set by the Group for the period 2004-2006.

Cash generated from operations before income tax and working capital requirements also improved, investment expenditure for the year fell within the 2004-2006 target framework, and asset disposals (non-strategic assets and interests in Flemish mixed inter-municipal companies) were up slightly on 2005. As a result, net debt at December 31, 2006 decreased to €10.4 billion from €13.8 billion one year earlier, and represented 46.3% of equity (73.4% at December 31, 2005).

On account of the Group’s robust performance and outlook going forward, the Board of Directors has decided to step up industrial expansion over the coming three years, and to distribute a dividend of €1.20 per share in 2007 (up 20% on the dividend paid in 2006).

9 .1 Revenue and earnings trends

(in millions of euros)	2006	2005	% change (reported basis)

Revenues	44,289	41,489	6.7%

Gross operating income	7,083	6,508	8.8%

Current operating income	4,497	3,902	15.2%

Income from operating activities	5,368	4,522	18.7%

1. Unless otherwise indicated, all data is based on the consolidated financial statements prepared in accordance with IFRS.

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MANAGEMENT REPORT Revenue and earnings trends

In 2006, the Group reported a sustained increase in business accompanied by a 6.7% rise in revenues.

Growth in revenues on a reported basis, amounting to €2,800 million, can be broken down as follows:

•   organic growth of €3,289 million;

•   a positive €1,144 million impact driven by higher gas prices;

•   a negative €1,724 million impact relating to changes in the scope of consolidation;

•   exchange rate fluctuations, generating a positive impact of €91 million, due primarily to changes in the value of the Brazilian real (€104 million). Fluctuations in the US dollar had a negative €38 million impact.

Organic revenue growth, at 8.2%, was boosted by higher revenue contributions from:

•   SUEZ Energy Europe (up €1,461 million, or 10.4%), on the back of surging sales outside of the Benelux region, in particular in France, Germany, Italy and Spain, as well as higher electricity prices across Europe;

•   SUEZ Energy International (up €636 million, or 11.4%), thanks to a strong sales momentum. Energy sales climbed €179 million (16.7%) year-on-year in the Asia/Middle East region, and €163 million (13.4%) in Latin America. North American sales came in €193 million (5.8%) higher, with the Group benefiting from stronger direct sales to industrial and commercial customers in the US;

•   SUEZ Energy Services (up €515 million, or 5.1%), due notably to the sharp advance in installation and energy services in France (up €427 million), and to the expansion of climate engineering activities in Europe;

•   SUEZ Environment (up €677 million, or 6.5%), owing to (i) strong 7.2% organic growth in the water segment in Europe (up €249 million), mainly in France and Spain; and (ii) a 5.4% increase in the waste services business in Europe (€249 million), notably in France, the United Kingdom and Germany.

Gross operating income reported by the Group advanced 8.8%, or 11.2% on a like-for-like basis (after adjusting for changes in Group structure and exchange rates). Changes in Group structure led to a negative impact of €189 million, mainly in connection with environment activities in Chile

(water), Argentina (water) and Brazil (water and waste services), and the reduction of the Group’s interest in various Flemish mixed inter-municipal companies. The €59 million positive currency impact results mainly from the appreciation in the value of the Brazilian real. Growth in gross operating income bears testimony to groupwide efforts to scale back costs and improve profitability, and also reflects favorable gas and electricity prices in Europe. However, this improvement was largely offset by the negative €170 million impact of special levies introduced by the Belgian government at the end of 2006 (“gas vouchers” and a tax on idle sites).

Growth in current operating income (15.2% based on reported figures and 15.9% on an organic basis) reflects:

•   mainly, operating items with an impact on gross operating income (accounting for a rise of €575 million, including €705 million of organic growth);

•   the non-recurring nature of the provision booked in 2005 for the AEP dispute in the US (positive impact of €111 million);

•   and conversely, the absence of the positive impacts recorded in 2005 relating to the reform of electricity and gas industry (EGI) pensions arrangements in France (a positive impact of €33 million in 2005), and of various other provisions write-backs.

Income from operating activities surged 18.7% in 2006, benefiting from capital gains on asset disposals amounting to €1,093 million, including the sale by SUEZ Energy Europe of a portion of its interest in the Flemish mixed inter-municipal companies; the disposals of Colbùn and Hanjin City Gas by SUEZ Energy International and of Reva by SUEZ Energy Services; and the sale of the residual stakes in M6 and Neuf Cegetel. Capital gains on asset disposals in 2005 amounted to €1,530 million, and essentially consisted of the proceeds from the partial sale of the Group’s interest in Elia, as well as the remaining stake in Northumbrian.

Changes in the fair value of commodity derivatives recognized in accordance with IAS 32/39 had a positive €17 million impact on income from operating activities (versus a negative impact of €151 million in 2005).

Income from operating activities was also impacted in 2006 by asset write-downs amounting to €150 million (€658 million in 2005), in particular concerning property, plant and equipment in the US, as well as restructuring costs totaling €89 million.

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9 .2 Business trends 9.2.1 Electricity and gas

9.2.1.1 Key figures

(in millions of euros)	SEE	SEI	2006 Total	SEE	SEI	2005 Total	% change (reported basis)

Revenues	15,971	6,242	22,213	14,193	5,879	20,072	10.7%

Gross operating income (a)	3,060	1,566	4,626	2,854	1,335	4,189	10.4%

Depreciation, amortization and provisions (b)	(553)	(322)	(875)	(385)	(493)	(878)	0.4%

Stock option costs (c)	(5)	(3)	(8)	(3)	(2)	(5)	N/A

Share in net income / (loss) of associates (d)	326	18	344	474	33	507	-32.1%

Financial income not related to net debt (e)	35	124	159	30	60	89	77.9%

Current operating income = a + b + c - d - e	2,141	1,099	3,240	1,963	747	2,710	19.6%
Mark-to-market on commodity contracts other than trading instruments	66	(48)	18	(229)	79	(150)	N/A
Impairment	22	(86)	(64)	(79)	(269)	(348)	N/A
Restructuring costs	(8)		(8)	13		13	N/A
Disposals of assets, net	288	145	433	714	245	960	N/A
Income from operating activities	2,509	1,110	3,619	2,383	801	3,184	13.7%

9.2.1.2 SUEZ Energy Europe

Revenues reported by SUEZ Energy Europe increased by €1,778 million or 12.5% on a reported basis compared to 2005 on a like-for-like basis, and excluding the positive €855 million impact of higher gas prices and the sale of Electrabel Netten Vlaanderen, organic revenue growth came out at €1,461 million.

Electricity

Electricity volumes sold totaled 156.3 TWh in 2006, including 100.1 TWh in the Benelux region. Sales of electricity in the year amounted to €9,594 million, representing organic growth of 15.4% or 16.9% on a reported basis. This increase essentially reflects the overall rise in market prices triggered by higher fossil fuel prices, and higher sales volumes outside the Benelux region (up 24.6%). More than two-thirds of revenue growth in 2006 is powered by sales outside this area.

•    In Belgium, sales volumes dropped by 2.4%, mainly as a result of lower wholesale volumes. Revenue growth of 4.2% was driven by the business segment (industry and resellers), boosted by the renewal of contracts for a number of industrial customers on the basis of upward price revisions, as well as an increase in volumes sold.

•    In the Netherlands, volumes sold climbed 4.7%. The favorable development of the customer portfolio, increases in selling prices and the consolidation of Rendo and Cogas from the fourth quarter contributed to a 26% surge in revenues.

•    In the rest of Europe, electricity sales continue to record double-digit growth on almost all markets, in terms of both value and volume. This performance comes on the back of a strong sales momentum, notably in France (up 48.6% in value), Germany (up 43.1% in value) and Italy (up 34.6% in value). It also reflects certain production facilities which entered into or returned to service (positive impact of €92 million in connection with the start-up of the combined cycle gas turbine plant at Castelnou in Spain in July 2006), and higher selling prices.

Gas

Excluding the positive €359 million impact of higher gas prices, gas sales recorded by Electrabel swelled by €173 million on an organic basis, up 7.9% on the prior-year figure. Sales volumes grew by 15.7% thanks to a strong performance in the industrial sector in the Netherlands, the first-time consolidation of Rendo and Cogas, and wholesale volumes, mainly in the Benelux region. Mild weather in the fourth quarter countered the positive impact of harsh winter conditions in the first three months of the year.

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Distrigaz posted a rise in industrial sales, notably in France (113 industrial sites now supplied) and the Netherlands. On an organic basis, however, sales contracted by €162 million or 6.7%, as a result of lower LNG sales (after the one-off opportunities in 2005) and a fall-off in sales to power plants outside the Group.

Other

The creation of a single operator (Eandis) in first-quarter 2006 resulted in the sale of the Group’s subsidiary Electrabel Netten Vlaanderen to the Eandis entity. Eandis is a wholly-owned subsidiary of the mixed inter-municipal companies that operate the Flemish grid. Electrabel Netten Vlaanderen has been therefore deconsolidated, and this essentially explains the decrease in revenues in the Other segment – although margins were unaffected.

Current operating income as reported by SUEZ Energy Europe rose to €2,141 million, including organic growth of 9.5%, or €185 million. This figure reflects two exceptional measures introduced by the Belgian government in 2006:

•   on December 8, 2006, the Belgian parliament voted to introduce a tax on idle production facilities; Electrabel paid €70.4 million in this respect at end-2006;

•   at the end of December 2006, the Belgian parliament voted a one-off contribution from the main players in the natural gas resale and distribution market, designed to offset price reductions granted by the Belgian State to end customers. The full amount of this contribution was paid by Electrabel and Distrigaz for a sum of €100 million.

Excluding the impact of these special tax measures, organic growth in current operating income as reported by SUEZ Energy Europe was in the region of 18%, in line with the performance observed in first-half 2006.

Gross operating income shows organic growth of 9.2% (or €257 million), to €3,060 million, but was also impacted by the Belgian government’s taxation measures described above. Excluding the impact of these taxes and contributions, organic growth in gross operating income comes in closer to 15%.

The growth in these two performance indicators was buoyed by sound operating fundamentals and favorable market conditions.

The electricity business profited from sustained increases in electricity prices, despite the rise in the average price of fossil fuels. Due to the various existing mechanisms to establish selling prices, changes in market prices are passed on to average selling prices progressively, whereas increases in fossil fuel prices have a more immediate impact on thermal production costs. This effect is partly countered by the diversity of the Group’s production assets and fuels, as well as by the current hedging policy. In particular, the impact of increases in the cost of fossil fuels on margins is tempered by the fact that 45.5% of the Group’s electricity output in the Benelux region is from nuclear sources.

Gross operating income was also boosted by improved capacity availability at power stations in the Netherlands,

which suffered extended shutdowns in 2005, and by the full effect of the start-up or renovation of production facilities in recent months, mainly in Italy (the 270 MW plant at Voghera and the 1,495 MW Torrevaldaliga 5 and 6 units that came onstream in 2005) and in Spain (the 800 MW power plant at Castelnou).

At the same time, Electrabel’s growth drivers outside the Benelux region continue to advance (up 27%, or €98 million), due to the start-up of new assets as described above and to prevailing market conditions in 2006. The impact of the increase in electricity selling prices is particularly marked in France, which was able to take advantage of improved hydro conditions as well as greater sensitivity to the market environment, and in Italy, which benefited from favorable intra-day sales.

Gas sales, essentially concerning Distrigaz, were boosted by a strong sales performance outside domestic markets and greater stability in short-term gas prices. The advance in gross operating income was bolstered by a number of non-recurring events, essentially concerning the resolution of metering issues that arose in the wake of market deregulation.

SUEZ Energy Europe reported a 5.3% increase in income from operating activities on a reported basis, to €2,509 million, driven by the positive €66 million impact of marking-to-market commodity derivatives at December 31, 2006, attributable mainly to the unwinding or remeasurement in 2006 of economic hedges of gas commodities. This item also includes €288 million in capital gains on disposals, mainly consisting of €236 million from the disposal of a portion of the Group’s interest in the Flemish mixed inter-municipal companies. In 2005, capital gains on disposals included €626 million in connection with the listing of 36.6% of Elia.

9.2.1.3 SUEZ Energy International

SUEZ Energy International reported revenue growth of 6.2%, or 11.4% (€636 million) on a like-for-like basis (after adjusting for changes in Group structure, exchange rates and gas prices) organic growth stems from:

•   North America (up €193 million), essentially due to the commercial success of Serna (SUEZ Energy Resources North America), the number three supplier of electricity to business and industrial customers in the US, and to the improvement in the merchant energy business (€55 million), notably in Texas (Ercot);

•   the Asia/Middle East region (up €179 million), where sales increases in Thailand (€98 million) and Turkey (€47 million) are essentially attributable to the impact of higher electricity prices;

•   Latin America (up €163 million), and particularly Brazil, where sales increased by €143 million following the replacement in 2005 of the last tranche of initial contract volumes by bilateral contracts with distributors and industrial customers. In addition, Peru reported revenue growth of €25 million, essentially reflecting increases in gas sales;

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•   the Liquefied Natural Gas (LNG) business, which posted revenue growth of €101 million compared to the previous year.

Current operating income as reported by SUEZ Energy International leapt by 47.2% to €1,099 million, with organic growth coming in at 45.7%, or €345 million.

Excluding the €111 million non-recurring impact of the AEP provision for litigation in the United States booked in 2005, organic growth in current operating income comes to €234 million. This performance is chiefly due to the sustained improvement in gross operating income which, once changes in scope and exchange rates are factored out, grew by 17.1% compared to the previous year. Growth in gross operating income can be broken down by region, as follows:

•   North America spearheads the growth momentum (49.2%), essentially as a result of the performance recorded by SLNGNA (SUEZ LNG North America), the improvement in the merchant energy business, notably in Texas (Ercot), and improved sales volumes and margins booked by Serna (SUEZ Energy Resources North America);

•   SLNGNA reported organic growth in gross operating income of 135%, despite the strong downward pressure on gas prices in the US during the first quarter. This strong increase reflects a robust performance in the second half of the year secured by the hedging policy, compared to an extremely difficult second half in 2005, where results were impacted by production outages at the Atlantic LNG sites;

•   Latin America posted organic growth of 2.7%, held back by a modest performance in Brazil where the positive impacts of increased sales volumes and average selling prices (boosted by the replacement in 2005 of the last tranche of initial contract volumes by higher-margin bilateral contracts) were offset by the increase in net power purchases at high spot prices due to the drought suffered in the south of the country;

•   organic growth in gross operating income in the Middle East and Asia region came in at 9.8%, thanks to a sales advance in Thailand (with a notable improvement in output availability at plants in 2006), as well as to EPC contract fees and margins on new projects in the Middle East;

•   lastly, increases in gas prices drove up dividends and production payments received from Atlantic LNG.

SUEZ Energy International delivered a 38.5% increase in income from operating activities on a reported basis, to €1,110 million. In addition to the afore-mentioned items impacting current operating income, this change reflects:

•   a decrease in impairment expenses, which amounted to €86 million in 2006 (versus €269 million in 2005), and mainly correspond to write-downs on merchant power plants in the US;

•   the negative €48 million impact of marking-to-market commodity derivatives at December 31, 2006 (versus a positive €79 million impact at December 31, 2005), relating in particular to economic hedges of gas and electricity purchases and sales entered into in respect of North American operations;

•   capital gains of €145 million from disposals, relating mainly to the sale of the Group’s interests in Colbùn in Chile and Hanjin City Gas in South Korea (proceeds of €245 million in 2005 mainly reflected the partial sale of Tractebel Energia, Enersur and Glow).

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9.2.2 Key figures for SUEZ Energy Services

(in millions of euros)	2006	2005	% change (reported basis)

Revenues	10,637	10,329	3.0%

Gross operating income (a)	591	563	5.0%

Depreciation, amortization and provisions (b)	(163)	(140)	-16.1%

Net expenses on concessions/stock options (c)	(29)	(17)	N/A

Share in net income / (loss) of associates (d)	(3)	33	N/A

Financial income not related to net debt (e)	10	13	-23.1%

Current operating income = a + b + c - d - e	392	359	9.3%

Mark-to-market on commodity contracts other than trading instruments			N/A

Impairment	(23)	(84)	N/A

Restructuring costs	(25)	(87)	N/A

Disposals of assets, net	112	42	N/A

Income from operating activities	456	230	98.6%

SUEZ Energy Services delivered organic revenue growth of €515 million, or 5.1% in 2006, excluding the impact of higher gas prices. Once higher gas prices are factored back in, organic revenue growth reported by SUEZ Energy Services comes in at 6.5%.

Organic growth held firm in installation and maintenance services in France (up €339 million, or 12.1%) driven notably by strong performances from Ineo and Axima.

Service activities in France (Elyo) reported organic revenue growth of €87 million, or 4%, on the back of increased sales momentum and additional services provided. The impact of climatic conditions over the year was broadly neutral, with mild weather in November and December 2006 balancing out the harsher conditions experienced in the early months of the year.

In the rest of Europe, SUEZ Energy Services benefited from the overall expansion of operations, notably in the climate engineering business.

Gross operating income reported by SUEZ Energy Services came in at €591 million. The year-on-year increase stems from sustained activity level and operational improvements, including:

•    ongoing commercial expansion in services provided in France and Europe, which helped improve the cost structure of these businesses. CPCU’s activities were hampered by the temporary steam supply outage at the Tiru plant in Issy-Les-Moulineaux, France, as well as by the impact of caps on electricity revenues from cogeneration facilities;

•    the installation business in France enjoyed robust commercial activity as well as ongoing structural and productivity improvements;

•    the Belgian installation business boosted its profitability thanks to organizational streamlining measures. At the same time, services activities continued to expand very satisfactorily;

•    the international installation business also continued to gain ground, notably in the HVAC sector. However, the results of SES International were affected by overruns on several projects recorded by UK subsidiary ABS;

•    in the Netherlands, GTI continued its recovery and adjusted its organizational structure to allow it to focus on improving margins rather than increasing volumes;

•    Tractebel Engineering enjoyed breakthroughs in several sectors (energy, infrastructures, etc.), and despite having discontinued its turnkey gas infrastructure business, continued to provide engineering consulting services in that sector.

SUEZ Energy Services recorded 9.3% growth in current operating income, which stands at €392 million. Organic growth in current operating income came to €38 million, or close to 11%, growing at twice the pace of revenues. SES was buoyed by improved operating performances that enabled it to make up for the absence in 2006 of non-recurring items booked in the previous year, including adjustments to provisions for pension obligations relating to EGI companies (positive impact of €33 million on current operating income in 2005) and the reversal of a provision for litigation recorded by GTI that was no longer justified.

2006 was characterized by further restructuring measures (representing a negative amount of €25 million, versus a negative €87 million in 2005), particularly at GTI and Axima Building Services in the UK. Asset impairments amounted to €23 million, down sharply on the €84 million figure recorded in 2005, which chiefly consisted of a €50 million write down on

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GTI goodwill. These positive impacts were bolstered by capital gains on disposals of non-strategic businesses and assets in an amount of €112 million (compared to €42 million in 2005), essentially in connection with the sale of Reva, which generated a gain of €129 million.

On the back of this performance, SUEZ Energy Services delivered a €455 million increase in income from operating activities – almost double the prior-year figure.

9.2.3 Key figures for SUEZ Environment

(in millions of euros)	2006	2005	% change (reported basis)

Revenues	11,439	11,089	3.2%

Gross operating income (a)	1,983	1,914	3.6%

Depreciation, amortization and provisions (b)	(685)	(695)	1.4%

Net expenses on concessions/stock options (c)	(207)	(167)	-23.8%

Share in net income / (loss) of associates (d)	21	24	-11.5%

Financial income not related to net debt (e)	26	25	4.5%

Current operating income = a + b + c - d - e	1,044	1,004	4.0%
Mark-to-market on commodity contracts other than trading instruments	(2)		N/A
Impairment	(54)	(209)	N/A
Restructuring costs	1	(22)	N/A
Disposals of assets, net	154	493	N/A
Income from operating activities	1,143	1,266	-9.7%

SUEZ Environment delivered strong 6.5% (€677 million) organic revenue growth in 2006. Revenue growth on a reported basis was hit by changes in the structure of the international operations, mainly the deconsolidation of Latin American companies further to the termination of the Aguas Argentina contract at the end of February, which contributed to a €396 million fall in revenues. Organic growth performance by region breaks down as follows:

•    European water services posted revenue growth of €249 million or 7.2%, on the back of strong results from Agbar (up €141 million, or 9.7%) – particularly its water and wastewater business – and France (up €87 million, or 5.0%), boosted by fast-paced commercial expansion;

•    revenues generated by European waste services advanced across the region, fueled by either favorable price and volume effects, particularly in France (€105 million or 4.2%) and the UK (€41 million, or 5.6%), or by the start-up of new waste sorting and processing units in the second half of 2005, particularly in Germany and central Europe which both delivered a robust performance (revenues up €28 million or 6.4%, and €46 million or 44.1%, respectively);

•    Degrémont benefited from an advance in major international contracts (Perth in Australia, Halifax in Canada, Algeria, Mexico, etc.), which lifted organic growth to €81 million, or 8.7%;

•    International operations reported organic growth of €98 million, or 6.7%, reflecting mainly the ramp-up of water and waste services contracts in China (accounting for a rise of 15.3%), rising prices and volumes in Morocco (Lydec, +3.8%), the startup of the water contract in Algeria, and the expansion of the waste services business in Australia (+7.3%).

Thanks to divestments carried out in 2005 and 2006 (withdrawal from Latin America, sale of the North American waste services business, partial sale of Palyja in Jakarta, etc.), and the early-2007 sale of its Bolivian operations, SUEZ Environment has completed its geographical shift, anchored around a strong European base and a deep international footprint; namely the water business in the US, waste services in Australia, and water and waste services in China, North Africa and the Middle East. This new strategic geographical thrust already seems to have paid off, with Europe contributing more than 75% of SUEZ Environment’s organic revenue growth in 2006.

Current operating income for SUEZ Environment came in at €1,044 million in 2006, up 4% on a reported basis or 7.3% on an organic basis. Building on an already excellent year in 2005, the sharp advance in SUEZ Environment’s operating performance in 2006 outpaced revenue growth. Operating results are mainly powered by a surge in gross operating income, which jumped €140 million or 7.8% after adjusting for changes in the scope of consolidation and exchange rates.

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This excellent showing is attributable to:

•    capital development expenditure generating sustained organic growth in waste services (Zorbau, Spolana, Sleco, SCIP, etc.) and water businesses (new concession contracts awarded to LDE in Vallauris, Briançon and Dunkirk);

•    further improvement in entities’ operating performance on the back of a more favorable economic climate in Europe;

•    value-driven external growth to consolidate SUEZ Environment’s strong positions, notably through acquisitions carried out by Sita France, Sita UK, Sita Nordic, Sita NL, etc.;

•    selective commercial development, mainly focused on non-capital-intensive models, and including services provided by the French water business, PFI UK, Chinese water operations and the Algerian contract.

By region, this robust performance was led by European waste services, which reported an excellent €119 million (15.9%) organic growth in gross operating income, underpinned by a tight rein on costs, firm business volumes and the start-up of new facilities. Asia, the Middle East and Africa also contribute to the strong results, with organic growth of €41 million, or 24.8%, in gross operating income, thanks mainly to the Algiers contract, Sita Australia and Lydec. Conversely, European water services delivered modest 2.3% organic growth, with Agbar reporting a downturn in year-on-year growth due to a fall-off in its certification business. Growth reported by water services in France held firm, however, at 4.9%. Revenues reported by the Americas region tumbled 17.1%, mainly as a result of the positive non-recurring impact of events in Argentina during 2005.

Organic growth in current operating income lags slightly behind organic growth in gross operating income, chiefly due to the better-than-expected outcome upon termination of the Puerto Rico contract in 2005 (+€30 million compared to 2006).

SUEZ Environment reported €1,143 million in income from operating activities, down 9.7% on 2005 which was inflated by proceeds of €493 million from asset disposals (mainly the residual interest in Northumbrian), compared to capital gains of €154 million in 2006 generated on sales carried out by Agbar.

Impairment losses totaled €54 million and were taken mainly on property, plant and equipment in Argentina and France. Impairment losses in 2005 were €209 million and chiefly concerned property, plant and equipment and intangible assets.

9.2.4. Key figures for Other

(in millions of euros)	2006	2005	% change (reported basis)

Gross operating loss	(117)	(158)	25.9%

Current operating loss	(180)	(170)	-6.1%

Income/(loss) from operating activities	150	(157)	NA

Gross operating loss for the Other segment in 2006 includes a €72.8 million non-recurring gain on SI Finance’s private equity portfolio.

The “Other” Segment delivered income from operating activities of €150 million in 2006 (compared to a loss from operating activities of €157 million in 2005), taking into account costs of €57 million incurred in connection with the SUEZ-Gaz de France merger plan.

Income from operating activities was boosted by capital gains from asset disposals (€395 million in 2006 versus €36 million in 2005), further to sales of residual interests in M6 (€120 million) and Neuf Cegetel (€270 million). These positive results were only very slightly offset by the minor increase in current operating loss (€180 million in 2006 versus €170 million a year earlier).

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9 .3 Other income statement items

(in millions of euros)	2006	2005	% change (reported basis)

Income from operating activities	5,368	4,522	18.7%

Financial loss	(731)	(725)	-0.8%

Income tax	(815)	(585)	-39.2%

Share in net income of associates	372	565	-34.2%

Net income	4,194	3,776	11.1%

Minority interests	588	1,264	-53.5%

Net income Group share	3,606	2,513	43.5%

Financial loss for the years presented remained stable (€731 million in 2006 compared to €725 million in 2005).

This reflects:

•    the stable cost of net debt (€830 million in 2006 versus €800 million in 2005), based on average net debt of €12 billion, up approximately €1 billion on the 2005 figure (due to funds raised at the end of 2005 to finance the cash and share bid for Electrabel);

•    a €191 million increase in other financial income and expenses, primarily due to a rise in dividends received from non-consolidated companies;

•    the non-recurring gain in 2005 on the early redemption of bonds repayable in Fortis shares, amounting to €167 million.

Income tax expense climbed €230 million year-on-year following the Group’s earnings growth. The effective tax rate rose by 2.2 percentage points to 17.6%, versus 15.4% in

2005, mainly reflecting fewer non-taxable capital gains included within the Group’s income before tax as compared to 2005.

Share in net income of associates fell €193 million year-on-year, due mainly to:

•    a €173 million fall in contributions from the mixed inter-municipal companies further to the partial disposals of Flemish inter-municipal entities, and the positive non-recurring impact recognized in 2005 on the sale of Telenet;

•    the positive non-recurring impact on certain SES subsidiaries of the reform of EGI pensions in 2005, amounting to €25 million.

Minority interests fell €676 million, reflecting the impact of the cash and share bid for the interests not already owned by SUEZ in Electrabel (49.9%) which ended on December 6, 2005; and the ownership of 98.6% of Electrabel’s capital over the full year. This transaction contributed an additional €766 million after financing costs, with an accretive impact on earnings per share of €0.13.

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9 .4 Financing

9.4.1 Cash flow from operating activities

Cash generated from operations before income tax and working capital requirements

(in millions of euros)	2006	2005	% change (reported basis)

Electricity and gas	4,367	3,913	11.6%

SUEZ Energy Europe	2,953	2,646	11.6%

SUEZ Energy International	1,414	1,267	11.6%

SUEZ Energy Services	500	457	9.4%

SUEZ Environment	1,785	1,656	7.8%

Other Services	(269)	(275)	-2.2%

SUEZ Group	6,383	5,751	11.0%

On a reported basis, cash flow generated from operations before income tax and working capital requirements came in 11% higher year-on-year at €6,383 million, outpacing growth in gross operating income (8.8%). Unlike gross operating income, this cash flow line is not affected by the lower year-on-year contribution of associates but reflects a €111 million decrease in dividends from associates due to the partial sale of the Flemish inter-municipal companies in 2006. Furthermore, 2005 was boosted by the impact of several non-recurring items that did not carry over into 2006. Growth in this cash flow item benefits, however, from a €138 million fall in restructuring costs compared to 2005, which reported net expenditure mainly in relation to SUEZ Environment’s withdrawal from Argentina.

Growth in cash flow generated from operations before income tax and working capital requirements is only partly offset by the €226 million increase in working capital requirements (of which €180 million relates to operating working capital), mainly at SUEZ Energy Europe. The €595 million increase in operating working capital requirements at Electrabel is due to the non-recurring nature of certain items which had a positive effect in 2005 not carried over in 2006 (in particular, a significant backlog of outstanding invoices in respect of network costs). Working capital in 2006 was hit by the additional cash deposited to meet margin calls relating to portfolio activities in the wake of volatile electricity prices in Europe.

The €163 million rise in operating working capital requirements at Distrigaz relates to climatic conditions (mild early winter months) and market sentiment (downturn in spot prices), and was only partially offset by the improvement in working capital at the other three segments. SEI in particular delivered an improvement in working capital requirements, which contracted €411 million. The reduction was mainly reported in the US, where the fall in gas prices at the end of 2006 had a positive impact on working capital requirements for SUEZ LNG North America and led to fewer margin calls on hedging activities.

Overall, operating activities generated surplus cash of €5.2 billion in 2006.

9.4.2 Cash flow from investing activities

Investments in 2006 totaled €3.8 billion and include:

•    financial investments amounting to €1.4 billion, including €0.5 billion relating to the acquisition of the shares in SHEM not already owned by the Group;

•    maintenance expenditure totaling €1.4 billion (€1.5 billion in 2005), to which the main contributors were Electrabel (€0.5 billion, relating to conventional and nuclear power stations in Belgium and the Netherlands, as well as ongoing repowering programs in Italy) and SUEZ Environment (€0.7 billion, including €0.2 billion in European water services and €0.3 billion for European waste services);

•    development expenditure of almost €1 billion, concerning mainly facilities in Spain (Castelnou), Italy (Roselectra and Leini), the United States (completion of the merchant program), and Brazil.

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Disposals totaled close to €3 billion in 2006 (as in 2005) and relate to:

•    the sale of interests in Flemish inter-municipal companies and the corresponding repayment of capital totaling €1,234 million;

•    the sale of Colbùn and Hanjin City Gas by SEI for €341 million and €108 million, respectively;

•    the sale of Reva by SES for €175 million; and

•    the sale of the residual interests in M6 and Neuf Cegetel for a total amount of €633 million.

Interest and dividends from non-current financial assets generated €0.4 billion in cash flows.

In total, investing activities resulted in a €0.4 billion cash shortfall.

9.4.3. Cash flow from financing activities

Dividends paid in 2006 totaled €1.7 billion (€1.5 billion in 2005), and include dividends paid by SUEZ SA to its shareholders amounting to €1,260 million versus €807 million in 2005, due to the increase in both dividends per share as well as the number of shares carrying dividend rights. This item also includes €456 million in dividends paid by various subsidiaries to minority shareholders, representing a significant decrease on the 2005 figure (€715 million) further to the buyout of minority interests in Electrabel at the end of 2005. Net interest expense totaled €754 million in 2006 versus €682 million a year earlier.

In the context of the Group’s policy of optimizing its financial structure, repayments of debt were higher than new borrowings, and led to an outflow of €5,206 million in cash.

Capital increases and movements in the parent company’s shares relate mainly to stock subscription and purchase options awarded to Group employees, representing cash inflows of €396 million.

Overall, financing activities resulted in a cash outflow of €6.9 billion in 2006.

9.4.4 Net debt at December 31, 2006

After edging up slightly to €13.8 billion at end-2005, net debt was pared back to €10.4 billion at December 31, 2006. In parallel, total equity was reinforced, resulting in a historically low gearing ratio: 46.3% at end-2006 versus 73.4% at December 31, 2005.

Net debt, including the impact of financial instruments, is 48%-denominated in euros, 32% in US dollars and 7% in pounds sterling (49%, 37%, and 3%, respectively, at year-end 2005).

Including the impact of financial instruments, 43% of gross debt is at fixed rates.

Due to significantly high liquidity at December 31, 2006 (€7.9 billion) and the Group’s policy of favoring fixed-rate debt when interest rates are at a historically low level, 78% of net debt is at fixed rates. The average maturity of net debt is 8.1 years.

At December 31, 2006, the Group had undrawn credit facilities and treasury note back-up lines totaling €8.6 billion, versus €7.1 billion at December 31, 2005.

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MANAGEMENT REPORT Other balance sheet items

9 .5 Other balance sheet items

Property, plant and equipment, net stands at €21 billion, compared to €20.2 billion at end-2005. This €0.8 billion increase was driven primarily by capital expenditure (€2.1 billion) and changes in the scope of consolidation (€1.2 billion), which offset depreciation charges and impairment losses recognized in the period for an amount of €1.6 billion.

Goodwill remained relatively stable, at €13.4 billion.

Investments in associates fell by almost €2 billion, due mainly to the sales of interests in Flemish inter-municipal companies and to the full consolidation of CNR.

Total equity rose €3.7 billion year-on-year, to €22.6 billion, despite the €1.7 billion dividend payout and a negative €0.4 billion in translation adjustments. The increase is attributable to net income for 2006 (€4.2 billion) and the impacts of IAS 32/39 (€1.1 billion).

Provisions decreased €1.2 billion to €9.8 billion, from €11 billion at end-2005. Provisions set aside in the period (€1.1 billion, of which €0.3 billion relates to the unwinding of the discount) were at the same level as provisions released (€1.1 billion), while changes in the scope of consolidation had a negative €0.9 billion impact, chiefly reflecting the transfer of personnel (pension obligations) in connection with the restructuring of the distribution sector in Belgium.

Derivative instruments (including commodity derivatives) recorded in assets amount to €4.3 billion (€6.7 billion at December 31, 2005), while the same item in liabilities amounts to €4.1 billion (€7.4 billion at end-2005). These movements chiefly reflect a decrease in variances between market and contractual prices at year-end 2006.

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MANAGEMENT REPORT Parent company financial statements

9 .6 Parent company financial statements

The full version of the parent company financial statements is available from SUEZ on request.

Key figures of the parent company financial statements, prepared in accordance with French GAAP, are presented below:

(in millions of euros)	2006	2005

1. Income statement

Income from operating activities	6,383	1,218

Exceptional income/(loss)	401	(355)

Income tax, profit-sharing & incentive schemes	186	137

Net income	6,970	1,000

2. Cash flow statement

Cash flow from operating activities	2,513	395
of which gross cash flow	2,583	452
Cash flow from (used in) investing activities	(11,439)	(7,260)
Cash flow from (used in) financing activities	7,381	6,467
3. Balance sheet

Property, plant and equipment & intangible assets	16	14

Financial assets	48,039	36,245

Prepaid expenses and other current assets	315	295

Marketable securities and cash & cash equivalents	217	75

TOTAL ASSETS	48,587	36,629

Shareholders’ equity	31,723	25,847

Provisions	244	350

Borrowings and long-term debt	16,480	10,224

Deferred income and other liabilities	140	208

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	48,587	36,629

The main events reflected in the 2006 financial statements are as follows:

•    the purchase of Electrabel shares from SUEZ-Tractebel for €11,421 million. Payment of this acquisition has been deferred until December 31, 2007. SUEZ SA also increased its direct shareholding in Electrabel to 96.7% through purchases of shares from SES entities;

•    ordinary and interim dividends received from SUEZ-Tractebel and Electrabel for €5,066 million and €1,387 million, respectively.

The year-on-year increase in net income reflects:

•    a rise of €5,165 million in income from operating activities, mainly attributable to the dividend payouts detailed above, which only partially offset the reduction in dividends received from Genfina and SI Finance;

•    exceptional income of €401 million, boosted by write-backs of provisions on shares further to the sale of Neuf Cegetel. The exceptional €355 million loss reported in 2005 included primarily the impact of the early redemption of bonds repayable in Fortis shares.

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MANAGEMENT REPORT Outlook for 2007

9 .7    Outlook for 2007

Thanks to buoyant energy and environmental markets, coupled with the dynamism of its sales teams, the industrial outlook for SUEZ going forward is excellent.

The Group’s competitive positioning across its businesses, its experience and its technological leadership are strong growth drivers in markets that are continually evolving (increased concentration of major operators, new energy market regulations and water treatment technology, etc.).

In this context, the Group will press ahead with its industrial expansion (with investments excluding major acquisitions estimated at €15 billion over the period 2007-2009 compared with €10.2 billion over the period 2004-2006 excluding the cash and share bid for Electrabel), while ensuring strict financial discipline by maintaining its A rating and selective investment criteria.

SUEZ intends to pursue its efforts to increase operating profitability and liquidity across all of its business lines, and is set to benefit from operational synergies stemming from the full integration of Electrabel (the target of €350 million in synergies by 2008 announced at the time of the cash and share bid for Electrabel has been raised to €450 million). Lastly, SUEZ will carry through its structural streamlining program, and will launch a squeeze-out bid on the remaining 1.38% of Electrabel’s share capital not already owned by the Group (investment in the region of €450 million in first-half 2007).

The Group’s targets as set out in the Optimax performance improvement plan have been surpassed. The cost reduction program aimed at economizing €550 million through 2005-2006 ultimately achieved €591 million in savings. The Group will press ahead with its efforts in this domain through a fresh round of ongoing improvements to operating performance.

The Group’s operating objectives for 2007 are:

•    an increase in gross operating income of more than 10%;

•    a rise of more than 15% in current operating income;

•    thereby allowing the Group to remain on track to meet its ROCE (return on capital employed) targets.

_________________________

1.   Recurring net income = net attributable income adjusted for (i) capital gains, (ii) the impact of the application of IAS 32/39 on income from operating activities, and (iii) any other material non-recurring items.

Firmly upholding the Group’s outlook for each of its business, at its meeting of March 7, 2007 the Board of Directors announced that it would continue to pursue its vigorous dividend payout policy. It also specified that:

•    in respect of 2006, it will recommend an ordinary dividend of €1.20 per share at the Annual Shareholders’ Meeting, up 20% on the dividends paid in respect of 2005;

• for subsequent years, a dividend payout representing at least 50% of recurring net income.[1]

The Group also intends to launch a share buyback program.

In 2007 the Group’s teams will continue to work on the planned merger between SUEZ and Gaz de France. The industrial logic of this project is unquestionable, and it will create value for all of the stakeholders concerned: shareholders, employees and customers.

Preliminary work was undertaken in 2006 in connection with this transaction, which will be submitted to the respective extraordinary Shareholders’ Meetings of the two groups as soon as the following legal formalities have been completed:

•    the implementing decrees that will allow the French State to reduce its interest in Gaz de France to below the current ceiling of 70% have been published;

•    the two Boards have approved the merger agreement;

•    the competent authorities have been notified of the transaction.

Building on the successful cash and share bid for Electrabel in 2005 and the implementation of the planned merger in 2006/2007, the newly created SUEZ/Gaz de France Group will be among the companies best positioned to capitalize on the deregulation of the energy sector in 2007.

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10.1	Issuer capital	p. 127

10.2	Source and amount of issuer cash flows and description of cash flows	p. 128
10.2.1	Cash flow from operating activities	128
10.2.2	Cash flow from investing activities	129
10.2.3	Cash flow from financing activities	129

10.3	Financing structure and borrowing conditions applicable to the issuer	p. 130
10.3.1	Debt structure	130

10.3.2	Main developments in 2006	130
10.3.3	Group credit ratings	131

10.4	Restrictions regarding the use of capital	p. 131

10.5	Planned sources of financing to meet the commitments stemming from investment decisions	p. 132
10.5.1	Contractual commitments	132
10.5.2	Planned sources of financing	132

10 .1 Issuer capital

Total equity rose €3.7 billion year-on-year, to €22.6 billion, despite the €1.7 billion dividend payout and translation losses of €0.4 billion. Equity was boosted by net income for the year (€4.2 billion) and the impact of IAS 32/39 (€1.1 billion).

As indicated below in Section 10.3.1, the Group’s net debt amounted to €10.4 billion. As a result, the gearing ratio (net debt divided by total equity) improved from 73.4% at end-2005 to 46.3% at December 31, 2006.

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CASH FLOW AND SHARE CAPITAL Source and amount of issuer cash flows and description of cash flows

10 .2 Source and amount of issuer cash flows and description of cash flows

10.2.1 Cash flow from operating activities

Cash generated from operations before income tax and working capital requirements

In millions of euros	2006	2005	% change (reported basis)
Electricity & Gas	4,367	3,913	11.6%

SUEZ Energy Europe	2,953	2,646	11.6%

SUEZ Energy International	1,414	1,267	11.6%

SUEZ Energy Services	500	457	9.4%

SUEZ Environment	1,785	1,656	7.8%

Other	(269)	(275)	-2.2%

SUEZ Group	6,383	5,751	11.0%

Cash flow generated from operations before income tax and working capital requirements came in 11% higher year-on-year at €6,383 million, outpacing growth in gross operating income (8.8%). Unlike gross operating income, this cash flow is not affected by the lower year-on-year contribution of associates but reflects a €111 million decrease in dividends received from associates due to the partial sale of the Flemish inter-municipal companies in 2006. Furthermore, 2005 was boosted by the impact of several non-recurring items that did not carry over into 2006. Growth in this cash flow item benefits, however, from a €138 million fall in restructuring costs compared to 2005, which reported net expenditure mainly in relation to SUEZ Environment’s withdrawal from Argentina.

Growth in cash flow generated from operations before income tax and working capital requirements is only partly offset by the €226 million increase in working capital requirements (of which €180 million relates to operating working capital), mainly at SUEZ Energy Europe. The €595 million increase in operating working capital requirements at Electrabel is due to the non-recurring nature of certain items which had a positive effect in 2005 not carried over in 2006 (in particular, a significant backlog of outstanding invoices in respect of network costs). Working capital in 2006 was hit by the additional cash deposited to meet margin calls relating to portfolio activities in the wake of volatile electricity prices in Europe.

The €163 million rise in operating working capital requirements at Distrigas relates to climatic conditions (mild early winter months) and market sentiment (downturn in spot prices), and was only partially offset by the improvement in working capital at the other three segments. SEI in particular delivered an improvement in working capital requirements, which contracted €411 million. The reduction was mainly reported in the US, where the fall in gas prices at the end of 2006 had a positive impact on working capital requirements for SUEZ LNG North America and led to fewer margin calls for hedging activities.

Overall, operating activities generated surplus cash of €5.2 billion in 2006.

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CASH FLOW AND SHARE CAPITAL Source and amount of issuer cash flows and description of cash flows

10.2.2 Cash flow from investing activities

Investments in 2006 totaled €3.8 billion and include:

•    financial investments amounting to €1.4 billion, including €0.5 billion relating to the acquisition of the shares in SHEM not already owned by the Group;

•    maintenance expenditure totaling €1.4 billion (€1.5 billion in 2005), to which the main contributors were Electrabel (€0.5 billion, chiefly relating to conventional and nuclear power stations in Belgium and the Netherlands, as well as ongoing repowering programs in Italy) and SUEZ Environment (€0.7 billion, including €0.2 billion in European water services and €0.3 billion for European waste services);

•    development expenditure of almost €1 billion, concerning mainly greenfield plants in Spain (Castelnou), Italy (Roselectra and Leini), the United States (completion of the merchant program), and Brazil.

Cash flows generated by disposals totaled close to €3 billion in 2006, and mainly relate to:

•    the partial sale of SUEZ’s interest in the capital of the Flemish mixed inter-municipal companies (€1,234 million);

•    the sale of SEI’s stakes in Colbùn in Chile (€341 million) and Hanjin City Gas in South Korea (€108 million);

•    the sale of Reva in Spain by SES for €175 million; and

•    the sale of 49% of the shares held in Palija (Jakarta, Indonesia) for €32 million.

The Group’s refocusing around its core businesses was completed by the divestment of its residual interest in Neuf Cegetel (€470 million) and M6 (€163 million).

Interest and dividends from non-current financial assets generated €0.4 billion in cash flows.

In total, cash flow from investing activities resulted in a €0.4 billion cash shortfall.

10.2.3 Cash flow from financing activities

Dividends paid in 2006 amounted to €1.7 billion, and include dividends paid by SUEZ SA to its shareholders (€1,260 million versus €807 million in 2005), due to the increase in both dividends per share paid as well as the number of shares carrying dividend rights. This item also includes €456 million in dividends paid by various subsidiaries to minority shareholders, representing a significant decrease on the 2005 figure (€715 million) further to the buyout of minority interests in Electrabel at the end of 2005. Net interest expense totaled €754 million in 2006 versus €682 million a year earlier.

In the frame of the Group’s policy of optimizing its financial structure, repayments of debt were higher than new borrowings, and led to cash outflow of €5,206 million.

Capital increases and movements in the parent company’s shares relate mainly to stock subscription and purchase options awarded to Group employees, representing cash inflows of €396 million.

Overall, financing activities resulted in a cash outflow of €6.9 billion in 2006.

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CASH FLOW AND SHARE CAPITAL Financing structure and borrowing conditions applicable to the issuer

10 .3 Financing	structure and borrowing conditions
applicable	to the issuer

10.3.1 Debt structure

The Group pressed ahead with its policy of scaling down debt during 2006. This policy, combined with the capital increase, led to a substantial improvement in the Group’s gearing ratio (46.3% at the end of 2006 compared to 73.4% at the end of 2005). In addition, the Group no longer consolidates the companies operating the concession contracts terminated in Buenos Aires and Santa Fe.

Due to improved cash circulation within the Group, gross debt (excluding bank overdrafts) decreased by 24% to €18.4 billion at the end of 2006, compared to €24.3 billion at end-2005. Gross debt consists of €9.6 billion in bonds (€9 billion in 2005), and €7.1 billion in bank loans, including finance leases (€12.8 billion in 2005).

Short-term loans represent 29% of total gross debt in 2006 versus 33% in 2005.

Excluding the impact of derivative instruments and measurement at amortized cost, net debt totaled €10.7 billion at December 31, 2006, compared to €13.8 billion at end-2005.

Excluding the impact of derivative instruments and measurement at amortized cost, 48% of net debt is denominated in euros, 32% in US dollars and 7% in pounds sterling, compared to 50% in euros, 37% in US dollars and 3% in pounds sterling at the end of 2005.

43% of gross debt and 78% of net debt are at fixed rates. In spite of higher interest rates, the average cost of gross debt comes to 5.2%, and remains in line with the 2005 figure. At December 31, 2006, the average maturity of net debt is 8.1 years compared to 7.9 years at the end of 2005.

10.3.2 Main developments in 2006

In 2006, the Group set up an automated cash pooling system between its various subsidiaries with the aim of optimizing treasury management. Thanks to this cash pooling structure, the Group repaid the outstanding €3.2 billion loan used out to purchase 49% of Electrabel, and refunded borrowings under commercial paper and bank lines of credit in an amount of €1.8 billion.

In January 2006, Electrabel issued an 18-month Floating Rate Note for €1 billion, designed to bolster the Group’s liquidity via the repayment of borrowings under commercial paper and lines of credit.

During the same month, the Group also completed the financial restructuring of certain Thai assets through two locally-contracted bank loans amounting to €84 million and 6 billion Thai bahts.

In the first half of the year, the Group set up a USD 1,169 million non-recourse financing facility in cooperation with International

Power, to fund the acquisition and extension of a power plant at Al Hidd in Bahrain. As the Group holds a 30% interest in the share capital of this project company, this facility is not fully consolidated in the Group’s consolidated financial statements.

In July 2006, the Group modified its European Medium Term Notes program in Luxembourg in order to comply with new European directives. This program is for a total amount of €5 billion, and now includes Electrabel SA among the issuers, alongside GIESUEZ Alliance and SUEZ Finance SA. All bond issues under this program are guaranteed by GIE SUEZ Alliance.

On February 28, 2007, the Group bought back bonds issued by GIESUEZ Alliance for an amount of €1,235 million (€670.5 million on the bond maturing in February 2009 and €564.6 million on the bond maturing in June 2010), in order to smooth out the repayment profile of its bond debt.

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CASH FLOW AND SHARE CAPITAL Restrictions regarding the use of capital

10.3.3 Group credit ratings

SUEZ and some of its subsidiaries have been given a senior debt rating by the rating agencies Standard & Poor’s and Moody’s. On February 27, 2006, Standard & Poor’s and Moody’s placed their ratings for SUEZ Alliance GIE and SUEZ SA under review, due to the planned merger with GDF. Pending the results of this review, GIE SUEZ Alliance maintains its rating of A2/P-1 from Moody’s and A-/A-2 from S&P. SUEZ SA maintains its A-rating with S&P.

Ratings agencies have made the following adjustments to the calculation of the Group’s net debt:

•    inclusion of provisions concerning nuclear power generation (site dismantling and reprocessing of nuclear fuel, see Section 20, Note 23);

•    inclusion of the pension fund deficit (see Section 20, Note 24);

•    inclusion of unconditional discounted future minimum payments under operating leases (see Section 20, Note 30).

10 .4 Restrictions regarding the use of capital

At December 31, 2006, the Group had €8.6 billion in undrawn confirmed credit facilities (that can be used as back-up lines for commercial paper and treasury bills). 90% of these facilities are managed centrally and are not subject to financial covenants or credit ratios.

The Group also arranges credit facilities to cover subsidiaries’ funding requirements. Drawdowns on the facilities depend on compliance with financial ratios (known as covenants) set for the borrower. These lines of credit are not guaranteed by SUEZ SA or GIE SUEZ Alliance.

The definition and the level of these covenants are determined in agreement with lenders and may be reviewed during the life of the loan.

With most loans subject to covenants, lenders require subsidiaries to comply with certain ratios assessing their ability to service the debt (debt-service cover ratio, equal to free cash flow divided by principal plus interest costs) or the related interest (interest cover ratio, equal to EBITDA divided by interest costs).

In the case of project financing, a loan life cover ratio is sometimes requested in addition to the debt-service cover ratio. This is equal to the net present value of cash available for debt service divided by outstanding debt.

For other financing facilities that are not guaranteed by the parent company, banks sometimes require compliance with a balance sheet ratio – chiefly either a debt-equity ratio or a stipulated minimum level of equity.

At December 31, 2006, there were no reported payment defaults on the Group’s consolidated debt. All Group companies comply with the covenants and representations stipulated in their financial documentation, with the exception of a debt-service cover ratio on a €2.5 million loan (which is not in default) and a covenant relating to insurance cover on two projects for which a waiver is currently being discussed.

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CASH FLOW AND SHARE CAPITAL Planned sources of financing to meet the commitments stemming from investment decisions

10 .5 Planned sources of financing to meet the commitments stemming from investment decisions

10.5.1 Contractual commitments

The following table presents an estimate of contractual commitments at December 31, 2006 which may have an impact on the Group’s future cash flows. This estimate takes account of Group gross borrowings, operational finance leases and irrevocable commitments made by the Group to acquire fixed assets and other long-term commitments.

		Amounts by maturity
In millions of euros	Due in less than 1 year	Due in 1 to 5 years	Due in more than 5 years	Total
Net debt (including finance leases)	(2,302)	8,067	4,955	10,720
Operating leases	221	663	821	1,705
Non-cancelable purchase commitments*	842	752	241	1,835
Firm purchases and sales of commodities and fuels	(2,753)	5,392	18,127	20,766
Financing commitments given	661	409	2,547	3,617
Financing commitments received	1,095	2,218	5,834	9,147
Other long-term commitments	298	281	290	869
*Net from sale commitments

Contractual commitments may have a material impact on operating income or Group sources of financing, in the event of changes in the parameters underlying these specific arrangements.

The table above does not include obligations related to pensions and other employee benefits. At December 31, 2006, payment obligations relating to pension and employee benefit obligations exceeded plan assets in an amount of €2,776 million, excluding (i) the amount due to the Group from Belgian municipalities further to the transfer of obligations relating to certain distribution companies to a third party, and (ii) the fair value of the assets of Contassur – SUEZ Group’s pension fund management company in Belgium. For further information on these obligations, please refer to Section 20, Note 24 of this Reference Document.

Capital expenditure commitments in an amount of approximately €869 million are also included in the above table under “Other long-term commitments”. These commitments are primarily related to the construction of several power generation plants, and include purchases of turbines, gas power plants, cogeneration plants and incinerators (€493 million), and investments in connection with concession contracts (€376 million).

10.5.2 Planned sources of financing

The Group expects that its funding requirements will be covered by cash on hand, cash flows from operating activities and, if need be, existing credit facilities.

The Group may set up specific financing facilities on a project-by-project basis.

A total of €4.5 billion of the Group’s credit facilities and financing matures in 2007. SUEZ Group also has €7.8 billion in available cash at December 31, 2006 and, as described in Section 10.4, €8.6 billion in available lines of credit (excluding drawdowns on the commercial paper program).

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11.1	The Innovation-Initiatives Trophies	p. 136

11.2	Value creation label	p. 137

11.3	Patents and licenses	p. 137

At SUEZ, innovation is a strategic element that enables the Group to meet the expectations of its customers with respect to their current and future needs, improve the productivity of its production capacity, and increase financial profitability.

This policy is developed based on the work of experts in the operational units, research programs developed in the Group’s R&D centers, and the sharing of results and exchange of information among researchers and experts.

The Group has also established a proactive approach to stimulate and promote initiatives and innovative projects in the technical, sales and managerial fields by carefully examining proposals for various projects submitted by teams in the field.

In 2006, three goals underpinned this strategy:

•    satisfying increasingly rigorous requirements in terms of sustainable development due to its presence in both the energy and environmental sectors; reduce CO2 emissions, improve energy efficiency for all client use, cut down on environmental pollution, and increase the use of renewable energies;

•    developing new services for private, municipal and industrial customers with targeted offers to match their expectations;

•    improving the productivity of production capacity, especially through the increased sharing of advances between entities, a high level of use of new information and communications technologies, and advances in the simulation field.

In the technical field, SUEZ relies on Research and Development (R&D), where it invested a total of €86 million in 2006.

On a like-for-like basis, SUEZ spent €84.8 million in 2005, €85 million in 2004 and €79 million in 2003.

In all, there are over 600 researchers and experts working on technological Research and Development projects in the R&D centers and in expert networks.

Research activities are primarily conducted in specialized R&D centers:

•    Laborelec is based near Brussels and specializes in activities related to the production, distribution, and use of electricity and related forms of energy and sustainable development.

It is on the cutting edge in the control of energy quality and the knowledge of procedures and equipment for energy production, including renewable energy sources (particularly from biomass).

The monitoring of the behavior of equipment, particularly the vibratory control of rotating machines, is a special strength, as well as expertise on the behavior of gas turbine materials, steam generators and high-pressure boilers.

Laborelec has developed and applied specialized services for industry essentially focused on energy efficiency.

Its expertise is evident in all its four product lines:

–   “Electric and metrological systems”,

–   “Technology for sustainable procedures”,

–   “Electrotechnical engineering materials and equipment”,

–   “Materials and sound and vibratory control technology”.

A multi-functional management provides underlying support to these 4 areas of expertise:

For certain highly sensitive activities, Laborelec’s professionalism and impartiality are guaranteed by ISO 17025 and ISO 9001 certifications;

•    Elyo Cylergie based near Lyon. Its capabilities are used in the energy services business. Special emphasis is placed on energy efficiency, minimizing environmental impact, health and comfort, and monitoring performance commitments.

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INNOVATION, RESEARCH AND DEVELOPMENT, PATENTS AND LICENSE POLICY

    To this end, Elyo Cylergie has developed specialties in four primary areas:

–   energy efficiency,

–   maintenance and reliability of equipment,

–   environment, health and comfort,

–   metrology and result indicators;

•   CIRCEE, based in the Paris region. It specializes mainly in activities related to drinking water, waste water and waste businesses. Its concentrates in four areas of expertise:

–   drinking water: from the management of the water resources to the quality of tap water,

–   sanitation and the environment: wastewater treatment, the conversion of sludge and environmental control,

–   environmental health and analytical expertise, where analytical tools necessary for the evaluation of potential risks are implemented,

–   IT relevant to the business line;

•   CERDEG, based in the Paris Region and DENARD in the United States. These two centers specialize in the design of new products and processes in the treatment of wastewater, drinking water, and the desalination of sea water.

     Cerdeg’s research is concentrated in five areas of expertise:

–   drinking water, reuse, desalination, and membrane product chains,

–   sludge products and chains,

–   biological reactors and chains,

–   physico-chemical products and separation,

–   odors and improvement of the environment.

     Additionally, Denard specializes in 2 specific areas: UV disinfection and rapid separation.

•   Cirade based in the Paris region specializes in:

–   the management of facilities for storing household and related waste and their liquid and gaseous effluents,

–   waste transformation and recovery;

•   SUEZ Environment also draws on the expertise of its research centers and operational companies (water and solid waste):

–   the Centre Technique Comptage de Lyonnaise des Eaux France in Lyon, the research laboratories of the AGBAR group in the field of water and waste treatment,

–   the technical divisions and laboratories of SITA France and its subsidiaries, in particular the laboratories of SITA FD (Villeparisis) and SITA Remédiation (Lyon).

     The R+I Alliance structure was created to pool human and financial resources among Lyonnaise des Eaux France, AGBAR, United Water, SUEZ Environment and

Northumbrian Water Ltd, which continue to work together on R&D issues;

•   The SCIP Water Research Centre (10 researchers planned in 2007, in addition to an analytical laboratory of 15 engineers and technicians) based in Shanghai, China, carries out research on the treatment of industrial wastewater;

•   ONDEO IS has a European network dedicated to the industrial market. It specializes primaryily in the delivery of industrial water to various sectors such as oil and energy, pharmaceuticals, microelectronics and agro-foods.

     The research topics covered in 2006 include:

–   the optimization of sludge reduction processes and the treatment of specific sludge types,

–   the recycling of industrial wastewater with the use of membranes.

For technological development, expenses for which were not taken into account in the R&D figures restated to IFRS standards, SUEZ draws on the work carried out by its experts in the operational units, and in particular, in three engineering companies:

•   Tractebel Engineering, established in Belgium, France, Italy, Poland, Romania, the Czech Republic, India and Brazil, develops innovative technological solutions in five areas:

–   electrical production,

–   nuclear energy,

–   gas transport and distribution,

–   industrial processes,

–   urban infrastructure programs and transport;

•   SAFEGE, established in France, Belgium, Argentina, Lithuania, Poland, Kuwait and Saudi Arabia, is a leading consulting engineering company specialized in the water and environment businesses.

•   FAIRTEC, established in France, handles SUEZ’ technical development programs.

Among R&D achievements in 2006, we can also mention:

For SUEZ Energy Europe and International:

•   the establishment of rules on good practices and operational assistance for the co-combustion of pulverized wood in coal power plants (especially everything that concerns the preparation and handling of fuel), which made it possible to fit out 9 power plants in Europe;

•   the development and launch of a diagnostic center that gathers sensitive surveillance data from electric power plants, to monitor trends (early detection of errors) and perform long-distance diagnostics. This diagnostic center is used by 10 SEE power plants;

•   the development of new control and regulation structures with improved performances that made it possible to

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INDIVIDUAL, RESEARCH AND DEVELOPMENT, PATENTS AND LICENSE POLICY

optimize the dynamic behavior of electricity production units and sub-systems;

•   impact studies for the European Integrated Pollution Prevention and Control (IPPC) directive, the Water Framework Directive, and the Clean Air for Europe (CAFE) program;

•   the development of an online surveillance system for transformers and alternators;

•   the initiation of a program to create a model of the life cycle of gas turbine blades;

•   a model is currently being created to find out the effects of the addition of biogas in gas turbines;

•   in 2006, a major study program on CO2 capture technologies in solid fuel electricity production units was launched;

•   the development of diagnostic methods for electrical cables continues;

•   studies have been carried out on renovating public lighting systems to save energy;

•   work continues on the specification of connection rules and methods in the event of disrupted loads and distributed production. This program covers setting up the protections, verification of the network’s accommodation capacity, and the influence on centralized remote control signals;

•   an electronic meter infrastructure is currently being developed;

•   Compagnie Nationale du Rhône’s (CNR) R&D program concerns the finalization of a chain of hydrometeorological forecasts to optimize the hydroelectric production of the Rhône River by integrating the many constraints linked to the different ways in which the river is used. This series of tools has reduced the discrepancies between the 24-hour electrical production forecasts and actual production by half, and has made it possible to avoid significant financial penalties being incurred by the network manager.

For SUEZ Energy Services:

•   SUEZ Energie Services often conducts its R&D in cooperation with clients to meet their specific needs, which enables it to develop systems that do not yet exist on the market and to improve technical processes;

•   for instance, INEO has developed both a bus and tramway fleet and a telecommunications management system;

•   Elyo Cylergie has pursued its work on energy efficiency in buildings by developing more complete versions of its analytic and diagnostic tools. Climespace worked with Armines and successfully tested a new plume-free aero-cooling tower process that contributes to the fight against legionnaire’s disease;

•   Tractebel Engineering took part in various research programs backed by the European Commission. In the field of electricity, it worked on preparing the emission-free power plants of the future, as well as facilitating the development of decentralized production and optimizing the reliability of networks with EU-DEEP, and defining

R&D requirements for managers of tomorrow’s networks with RELIANCE;

•   in the nuclear field, Tractebel Engineering contributes to work on the safety of facilities (the OECD-MCCI program), the issue of nuclear waste (EUNDETRAF II, XADS-EUROTRANS) and new reactor concepts (RAPHAEL, EUR). Lastly, the Group shows its expertise in simulation with the modeling of electric power generating plants as well as simulation of railway networks.

For SUEZ Environment:

•   significant work is currently being done on the renewal policy for functioning pipelines, to determine how long they can still be used depending on local conditions, their age, and their material properties. The goal of this very important program is to develop a “sustained maintenance” policy for underground systems. The significant results obtained will lead to modifications of some product standards and finalization of the implementation of good manufacturing practices. The program has three main focuses: the definition of characteristic features of systems, their management and maintenance, and investment forecasts;

•   SUEZ Environment has brought together 12 operational units to handle a major program to combat odor pollution in the vicinity of its sanitation and waste facilities. The Group is currently expert in measuring and modeling of odor dispersal systems, can identify emissions from numerous sources and has remedial resources at its disposal. As a result, new deodorizing facilities can be designed and, in an emergency situation, preventative and corrective actions can be taken in cooperation with the local inhabitants;

•   it launched a major program on the control of storm water in 2006. The purpose is to cut down on disturbances caused by surges and to capitalize on the new rules concerning swimming water and environmental constraints. The program focuses on the quality of water and the measurement of quantities and aims at developing the appropriate forecast tools for measuring risks and drawing up treatment solutions if necessary;

•   it also launched a new metering program aimed at optimizing measurements through the improvement of measurement methods using new technologies, as well as improving data transmission. This program should open up new contract opportunities;

•   investments in energy-saving programs in operating activities and sludge management increased in 2006, contributing to the Group’s sustainable development targets;

•   however, SUEZ Environment continues to invest massively in water-related health programs to demonstrate that this risk is controlled with respect to drinking water. It monitors emerging pollutants and their pathogenic effects and regularly tests the available technologies;

•   continuing its leadership in the field of desalination and drinking water, Degrémont has patented a membrane pre-treatment process using micro-coagulation, a process which allows flow over the membranes to be increased significantly;

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INNOVATION, RESEARCH AND DEVELOPMENT, PATENTS AND LICENSE POLICY The Innovation-Initiatives Trophies

•    in the field of disinfection using ultraviolet light, Degrémont has expanded its range of products in order to meet the needs for higher flow systems;

•    it has developed a skid that combines ultra-filtration and reverse osmosis units on the same platform to treat surface water and industrial water. This skid is used for discharges of between 5 and 50 m3/h and six applications have been sold to date;

•    research on industrial discharges continues to be focused on client requirements, although a new cooperation launched with the opening of the SCIP laboratory in China should reinforce expertise in the characterization of specific effluents and the optimization of their treatment. In the future, the group’s funds should contribute to specific programs in this field;

•    SUEZ Environment has also increased its contribution to waste management R&D. While continuing with major programs concerning the management of controlled landfill sites, in particular concerning research on bioreactors and leachate recirculation systems, SUEZ Environment has launched major programs to improve the treatment of solid organic waste;

•    the impact of the Waste Incineration Directive on this business has emphasized the need to optimize and control incineration. Computer-calculated fluid dynamics simulation instruments and tools used in the real-time control of the functioning of incineration plants are now being transferred from water-related activities to incineration activities. Research has been initiated on new tracers for monitoring polluting elements in real time;

•    research has also begun on recycling, based on market expectations. In this case, it is essential to coordinate closely with manufacturers.

As regards innovation, SUEZ uses two main tools for its promotion and management.

11 .1 The Innovation-Initiatives Trophies

These reward the employees or teams for operational achievements in four categories: technical, sales, management, and cross-category.

The twentieth campaign that was launched at the end of 2005 recognized 36 innovations, including 12 First Prizes:

•    the loan agreement: to facilitate the migration of manufacturers (Tractebel Energia);

•    the energy package offering: segmenting the market to deliver customized solutions (Electrabel);

•    water conservation in Johannesburg: the art of making inhabitants more accountable (JOWAM);

•    contract history and performance: recommendations for the future (SUEZ Environment);

•    micro-coagulation: new horizons for ultra-filtration (Degrémont);

•    onsite reloading of valve seats (ENDEL);

•    legal portal site: access to SUEZ’ specific expertise (SUEZ);

•    synergies between business lines: tax consolidation between two Canadian companies (SUEZ Energie Services and SUEZ Energie International);

•    sustainable Energy Masterplan (SEM): industrial and service sites targeted (Tractebel Engineering);

•    system for reducing greenhouse gas effects: enable the sale of CO2 emission credits (VEGA);

•    the bottom-up model: to reduce operational costs in small structures (United Water);

•    an innovative financing model in the Middle East (SUEZ Energy International).

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11 .2 Value creation label

It is awarded for projects that won an Innovation Initiatives Trophy three or four years earlier and that created maximum value when they were implemented.

In 2006, the winners of the 2002, 2003 and 2004 Trophies were reviewed.

Four winners received the label:

•    RICTOR: a drinking water clarification process using a fast flotation system (Degrémont) – 2004 Trophy;

•    TELESOUD 2000: an automatic welding process that protects welders from radiation (Endel) – 2004 Trophy;

•    ECOFLOW: a new concept of commercial product offering for off-site treatment of industrial effluents (OIS) – 2004 Trophy;

•    PAMELA: real-time information by telephone (Lyonnaise des Eaux) – 2004 Trophy.

11 .3 Patents and licenses

In 2006, SUEZ filed 21 patents. The Group had filed 13 patents in 2005, 15 in 2004, 13 in 2003 and 19 in 2002.

Licensing policy is the responsibility of each entity. It is therefore addressed in the corresponding paragraphs.

However, the company considers that its business does not depend on any particular license.

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See Sections 6.1.1 and 9.7.

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INFORMATION ON TRENDS

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None.

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PROFIT FORECASTS OR ESTIMATES

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14.1	Members and functioning of the Board of Directors and management structures	p. 143
	The Board of Directors since December 31, 2006	145
	Information concerning Directors	145
	Reports of the Board of Directors’ Committees	158

14.2	Conflicts of interest in administrative, management and supervisory bodies and executive management	p. 162

14 .1 Members and functioning of the Board of Directors and management structures
In 2006, the SUEZ Board of Directors comprised 15 Directors, including 6 French Directors, 7 non-French Directors and 2 Directors with dual nationality (French and one other).	At its meeting of March 8, 2006, the SUEZ Board of Directors reviewed the status of the Directors. 8 Directors were deemed to be independent and 7 other Directors to be non-independent.

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CORPORATE GOVERNANCE Members and functioning of the Board of Directors and management structures

As of December 31, 2006

	First appointment	Most recent appointment	Expiration of current term of office	Address
Gérard Mestrallet (57 years old) Chairman and Chief Executive Officer	June 15, 1994	2005	2009	SUEZ, 16, rue de la Ville l’Evêque 75008 Paris, France
Albert Frère (80 years old) Vice-Chairman	June 19, 1997	2004	2008	Groupe Bruxelles Lambert Avenue Marnix 24, B-1000 BRUSSELS
Edmond Alphandéry (63 years old)* Director	April 27, 2004	2004	2008	CNP Assurances 4, place Raoul-Dautry, 75015 PARIS
Antonio Brufau (58 years old)* Director	April 25, 2003	2003	2007	REPSOL YPF, SA Paseo de la Castellana, 278 E-28046 Madrid
René Carron (64 years old) Director	April 27, 2004	2004	2008	Crédit Agricole SA 91-93, boulevard Pasteur, 75015 PARIS
Gerhard Cromme (63 years old)* Director	June 14, 1995	2004	2008	ThyssenKrupp AG August-Thyssen Strasse 1, D-40211 DUSSELDORF
Etienne Davignon (74 years old) Director	August 3, 1989	2004	2008	SUEZ-TRACTEBEL place du Trône, 1, B-1000 BRUSSELS
Paul Desmarais Jr. (52 years old) Director	April 14, 1998	2005	2009	Power Corporation du Canada 751 Square Victoria, MONTREAL, H2Y 2J3 QUEBEC
Richard Goblet d’Alviella (59 years old)* Director	May 13, 2005	2005	2009	Sofina Rue de l’Industrie, 31 B-1040 BRUSSELS
Jacques Lagarde (68 years old)* Director	June 14, 1995	2003	2007	1314 Arch Street, BERKELEY, CA 94708, USA
Anne Lauvergeon (47 years old)* Director	May 5, 2000	2003	2007	Areva 33, rue La Fayette, 75009 PARIS
Jean Peyrelevade (67 years old) Director	June 22, 1983	2004	2008	Leonardo France (previously Toulouse & Associés) 73, rue d’Anjou, 75008 PARIS
Thierry de Rudder (57 years old) Director	April 27, 2004	2004	2008	Groupe Bruxelles Lambert Avenue Marnix 24, B-1000 BRUSSELS
Jean-Jacques Salane (55 years old) Director	April 26, 2002	2006	2010	Lyonnaise des Eaux Pays basque 15, Avenue Charles Floquet BP 87, 64202 BIARRITZ Cedex
Lord Simon of Highbury (67 years old)* Director	May 4, 2001	2005	2009	53 Davies Street, LONDON W1K 5JH, UK
Secretary of the Board of Directors: Patrick Billioud
* Independent Director.

    “A Director is considered “independent” when he/she has no relations of any kind with the Company, its group or its management, which could impair the free exercise of his/her judgment.” (Source: Bouton report which lays down a list of criteria based on which the Board of Directors reached its decision of March 8, 2006).

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The Board of Directors since December 31, 2006

Mr. Antonio Brufau resigned on January 16, 2007.

Consequently, at January 17, 2007, the SUEZ Board of Directors comprised 14 Directors, including 6French Directors, 6 non-French Directors and 2 Directors with dual nationality (French and one other).

At its meeting on March 7, 2007, the SUEZ Board of Directors once again reviewed the status of Directors with regard to the criteria of independence set forth in the Bouton report. In view of the agreements entered into between SUEZ and Toulouse & Associés (which has since been renamed Leonardo France), it was no longer possible to consider Jean Peyrelevade, who was previously a Managing Partner of Toulouse & Associés and is now Vice-Chairman of Leonardo France, as an independent Director.

Accordingly, 6 Directors were deemed to be independent and 8 other Directors to be non-independent.

Information concerning Directors

1. Directors in office

Gérard Mestrallet, born April 1, 1949 in Paris (18th district), is a French citizen.

A graduate of the prestigious French engineering school, Polytechnique, and the Ecole Nationale d’Administration (ENA), Gérard Mestrallet joined Compagnie de SUEZ in 1984 as Vice-President, Special Projects. In 1986, he was appointed Executive Vice-President, Industry and then in February 1991, Executive Director and Chairman of the

Management Committee of Société Générale de Belgique. In 1995, he became Chairman and Chief Executive Officer of Compagnie de SUEZ and in June 1997, Chairman of the SUEZ Lyonnaise des Eaux Executive Board. On May 4, 2001, Gérard Mestrallet was appointed Chairman and Chief Executive Officer of SUEZ. He is also Chairman of the Association Paris Europlace and a member of the Board of the Institut Français des Administrateurs (French institute of corporate directors).

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2006 or at the beginning of 2007	New directorships and offices accepted during fiscal year 2006 or at the beginning of 2007

Chairman of the Board of Directors of SUEZ Energy Services, SUEZ Environment, Electrabel*, SUEZ-TRACTEBEL (Belgium)	Chairman of Hisusa (Spain)	Vice-Chairman of Hisusa (Spain)

Vice-Chairman of Aguas de Barcelona*, Hisusa (Spain)

Director of Saint-Gobain* (France), Pargesa Holding SA* (Switzerland)

Member of the Supervisory Board of Axa*

* Listed companies.

Over the last five years, Mr. Mestrallet has ceased to exercise the following functions:

•    Chairman of the Board of Directors of Société Générale de Belgique;

•    Chairman of Hisusa (Spain);

•    Vice-Chairman of Hisusa (Spain);

•    Director of Crédit Agricole SA, Ondeo, Société Générale de Belgique, Frabepar (Belgium);

•    member of the Supervisory Board of Casino, Crédit Agricole Indosuez, Métropole Télévision M6, Sagem SA, Société du Louvre and Taittinger;

•    non-voting Director of Casino;

•    permanent representative of Sperans on the Board of Directors of Fimalac SA.

Gérard Mestrallet holds 204,652 SUEZ shares.

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Albert Frère, born February 4, 1926 in Fontaine l’Evêque (Belgium), is a Belgian citizen.

After having occupied a number of positions in the family company and acquiring in-depth knowledge of the iron and steel industry in the Charleroi basin, Albert Frère founded the company Pargesa Holding in 1981 in Geneva, in association with several other businessmen. In 1982, this company acquired an interest in Groupe Bruxelles Lambert.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2006 or at the beginning of 2007	New directorships and offices accepted during fiscal year 2006 or at the beginning of 2007

Honorary manager of Banque Nationale de Belgique	None	Director of Grupo Banca Leonardo (Italy)

Chairman of the Board of Directors and Executive Director of Groupe Bruxelles Lambert* (Belgium)

Chairman of the Board of Directors of ERBE, Frère-Bourgeois, Financière de la Sambre (Belgium), Stichting Administratiekantoor Frères-Bourgeois (the Netherlands)

Vice-Chairman, Executive Director and member of the Management Committee of Pargesa Holding SA* (Switzerland)

Chairman of the Supervisory Board of Métropole Télévision M6* (France)

Honorary Chairman of the Chamber of Commerce and Industry of Charleroi (Belgium)

Director of LVMH* and Château Cheval Blanc (France), Grupo Banca Leonardo (Italy)

Member of the International Committee of Assicurazioni Generali S.p.A.* (Italy)

* Listed companies.

Over the last five years, Mr. Frère has ceased to exercise the following functions: • Chairman of Petrofina (Belgium); • Director of Coparex International S.A.;

•   Commissioner of Agesca Nederland N.V., Frères-Bourgeois Holding BV, Parjointco N.V.;

•   member of the International Advisory Board of Power Corporation of Canada*.

Albert Frère holds 2,000 SUEZ shares.

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Edmond Alphandéry, born September 2, 1943 in Avignon (Vaucluse), is a French citizen.

Edmond Alphandéry is a graduate of the Paris Institute of Political Studies (IEP) and a qualified lecturer (agrégé) in economics. He is Professor Emeritus at the University of Paris II as well as mayor of Longué-Jumelles and departmental councilor of Maine and Loire.

He was the French Minister of the Economy from March 1993 to May 1995. He chaired the Supervisory Board of CNP from 1988 to 1993 and was Chairman of Electricité de France from 1995 to 1998. Since July 1998, he has once again served as Chairman of the Supervisory Board of CNP Assurances. In addition, he has been a Director of Calyon since 2002. He has also been Chairman of the Centre National des Professions Financières since June 2003.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2006 or at the beginning of 2007	New directorships and offices accepted during fiscal year 2006 or at the beginning of 2007
Chairman of the Supervisory Board of CNP Assurances	None	None

Chairman of CNP International

Director of Calyon, Icade, (France), Caixa Seguros (Spain), CNP Fineco Vita (Italy)

Chairman of the Centre National des Professions Financières

Over the last five years, Mr.Alphandéry has ceased to exercise the following functions: • Director of Affiches Parisiennes, a publishing company; • member of the Supervisory Board of GT Finances.	Edmond Alphandéry holds 2,223 SUEZ shares. He is a member of the Audit Committee.

Antonio Brufau, born March 12, 1948 in Mollerussa (Spain), is a Spanish citizen.

Antonio Brufau has an economics degree from the University of Barcelona. He is a chartered accountant and graduate of the IESE. After holding various positions at Arthur Andersen, he became a member of the Arthur Andersen Worldwide Advisory Council in 1986. In 1988, he

became Senior Executive Vice-President of Caja de Ahorros y Pensiones de Barcelona “la Caixa”. He was also Chairman and Chief Executive of “la Caixa” Group from 1999 to 2004. Since October 27, 2004, he has been Chairman and Chief Executive of Repsol YPF, SA.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2006 or at the beginning of 2007	New directorships and offices accepted during fiscal year 2006 or at the beginning of 2007
Chairman and Chief Executive of Repsol YPF, SA* (Spain)	Director of SUEZ	None

Chairman of YPF, SA* (Argentina) and Comupet Madrid 2008, SL (Spain)

Vice-Chairman of Gas Natural SDG, SA* (Spain)

* Listed companies.

Over the last five years, Mr.Brufau has ceased to exercise the following functions:

•   Chairman of Hodefi (France), Repsol Portugal Petroleo e Derivados (Portugal), Gas Natural SDG, and Fundació Barcelona Digital (Spain);

•   Chief Executive Officer of Caja de Ahorros y Pensiones de Barcelona “la Caixa” (Spain);

•   Director of Abertis Infraestructuras, Caixa Capital Desarollo SCR, Caixa Holding S.A.U., Caixa Capital Risc S.G.E.C.R., Enagás, Inmobiliaria Colonial, Sociedad General de Aguas de Barcelona (Spain), CaixaBank France and SUEZ;

•   Caixa Holding’s permanent representative on the Board of CaixaBank Andorra.

Antonio Brufau holds 2,222SUEZ shares. He was a member of the Audit Committee until January 16, 2007.

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René Carron, born June 13, 1942 in Yenne (Savoie), is a French citizen.

René Carron operates a farm in Yenne. He is a Knight of the Legion of Honor and the National Order of Merit and a Commander of the Order of Agricultural Merit. He has held a variety of elected offices in the Savoie region of France. In 1981, René Carron joined the Crédit Agricole group. In 1992, he became Chairman of Caisse Régionale de la Savoie, which became Caisse Régionale des Savoie after its merger with Caisse de Haute-Savoie in 1994. In 1995, he joined the committee of the Fédération Nationale du Crédit Agricole, where he was Chairman from July 2000 to April 2003 and subsequently appointed Vice-Chairman. In December 2002, he was appointed Chairman of the Board of Directors of Crédit Agricole SA.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2006 or at the beginning of 2007	New directorships and offices accepted during fiscal year 2006 or at the beginning of 2007

Chairman of the Board of Directors of Crédit Agricole SA*

Chairman of Caisse Régionale de Crédit Agricole des Savoie, Confédération Internationale du Crédit Agricole “CICA”, Fondation pour l’Agriculture et la Ruralité dans le Monde “FARM”

Vice-Chairman of Confédération Nationale de la Mutualité de la Coopération et du Crédit Agricole “CNMCCA”, Fédération Nationale du Crédit Agricole

Director of Crédit Agricole Solidarité et Développement, Fondation du Crédit Agricole Pays de France, Sacam, Sacam Participations, Scicam (France)

Member of the Supervisory Board of Lagardère*

Member of the Management Committee and Legal Manager of ADICAM

Member of the Management Committee of GIE GECAM

Permanent representative of Crédit Agricole SA

Director of Fondation de France

	Director and Vice-Chairman of Banca Intesa* (Italy)	Chairman of Fondation pour l’Agriculture et la Ruralité dans le Monde “FARM” Permanent representative of Crédit Agricole SA Director of Fondation de France

* Listed companies.

Over the last five years, Mr. Carron has ceased to exercise the following functions:

•   Chairman of Caisse Locale de Crédit Agricole de Yenne, Fédération Nationale du Crédit Agricole, GIE GECAM, SAS de la Boétie;

•   Director and Vice-Chairman of Banca Intesa (Italy);

•   Director of Crédit Agricole Indosuez, Crédit Lyonnais, Fonds Coopération Crédit Agricole Mutuel, Rue Impériale, SAS SAPACAM, Sofinco;

•   member of the Supervisory Board of Eurazeo;

•   Advisor to Banque de France de la Savoie;

•   Mayor of the commune of Yenne;

•   Departmental councilor, member of the permanent commission of Conseil Général de la Savoie.

René Carron holds 3,500SUEZ shares. He is a member of the Ethics, Environment and Sustainable Development Committee.

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Gerhard Cromme, born February 25, 1943 in Vechta/Oldenburg (Germany), is a German citizen.

Gerhard Cromme has a doctorate in Law and a number of diplomas in economics (Münster, Lausanne, Paris and Harvard Universities). He joined the Saint-Gobain Group in Germany in 1971, before joining the Krupp Group in 1986.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2006 or at the beginning of 2007		New directorships and offices accepted during fiscal year 2006 or at the beginning of 2007

Chairman of the Supervisory Board of ThyssenKrupp AG* (Germany)

Member of the Supervisory Board of Allianz SE*, Axel Springer AG*, Deutsche Lufthansa AG*, E.ON AG*, Siemens AG* (Germany)

Director of BNP-Paribas*, Saint-Gobain* (France)

	Member of the Supervisory Board of Hochtief AG, Volkswagen AG	*	None

* Listed companies.

Over the last five years, Mr. Cromme has ceased to exercise the following functions: • Director of Thales (France);	• Member of the Supervisory Board of ABB AG, E.ON Ruhrgas AG, Hochtief AG, Volkswagen AG (Germany). Gerhard Cromme holds 2,000 SUEZ shares. He is a member of the Nomination Committee.

Etienne Davignon, born October 4, 1932 in Budapest (Hungary), is a Belgian citizen.

Etienne Davignon successively occupied the functions in Belgium of Principal Private Secretary to the Foreign Minister (1964-1969), Chairman of the International Energy Agency Management Committee (1974-1977), Vice-Chairman of the European Community Commission (1981-1985), and

Chairman of the Royal Institute of International Relations. In 1985, he joined Société Générale de Belgique, where he was Chairman from April 1988 to February 2001 and Vice-Chairman until the merger of Société Générale de Belgique and Tractebel on October 31, 2003. He then became Vice-Chairman of SUEZ-Tractebel.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2006 or at the beginning of 2007	New directorships and offices accepted during fiscal year 2006 or at the beginning of 2007

Chairman of Compagnie Maritime Belge, Compagnie des Wagons-Lits, Recticel*, SN Airholding (Belgium)

Vice-Chairman of SUEZ-TRACTEBEL (Belgium)

Director of Accor* (France), Cumerio*, Real Software*, Sofina SA*, SN Brussels Airlines (Belgium) and Gilead* (United States)

	Vice-Chairman of Umicore*, Sibeka (Belgium) and Accor* (France)	Director of Cumerio, Real Software (Belgium)

* Listed companies.

Over the last five years, Mr. Davignon has ceased to exercise the following functions:

•   Chairman of Société Générale de Belgique;

•   Vice-Chairman of Accor, Fortis, Tractebel, Umicore and Sibeka (Belgium);

•   Director of BASF (Germany), Biac, Petrofina and Solvay (Belgium).

Etienne Davignon holds 11,111 SUEZ shares. He is Chairman of the Ethics, Environment and Sustainable Development Committee and a member of the Compensation Committee.

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Paul Desmarais Jr., born July 3, 1954 in Sudbury, Ontario (Canada), is a Canadian citizen.

Paul Desmarais Jr. studied at McGill University in Montreal and then at INSEAD in Fontainebleau. He has a Masters in Business Administration. In 1984, he was appointed Vice-Chairman of Power Financial Corporation, a company he helped set up, becoming Chairman of the Board in 1990 and Chairman of the Executive Committee in May 2005. He was appointed Chairman of the Board and Co-Chief Executive Officer of Power Corporation of Canada in 1996.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2006 or at the beginning of 2007	New directorships and offices accepted during fiscal year 2006 or at the beginning of 2007

Chairman of the Board of Directors and Co-Chief Executive Officer of Power Corporation of Canada* (Canada)

Chairman of the Executive Committee of Power Financial Corporation* (Canada)

Vice-Chairman of the Board of Directors and Executive Director of Pargesa Holding SA* (Switzerland)

Vice-Chairman of the Board and member of the Strategy Committee of Imérys* (France)

Director and member of the Management Committee of Great-West Lifeco Inc.* and its main subsidiaries, and of IGM Financial Inc* (Canada) and its main subsidiaries

Director and member of the Permanent Committee of Groupe Bruxelles Lambert* (Belgium)

Director of Total SA* (France)

Member of the International Board, Board of Directors and Audit Committee of INSEAD

Chairman of the International Advisory Board of HEC business school (Canada)

Chairman of the Advisory Committee of Sagard Private Equity Partners (France)

Member of the International Advisory Board of the La Poste group (France)

Global Advisor, Merrill Lynch

	None	Member of the International Advisory Board of the La Poste group (France) Global Advisor, Merrill Lynch

* Listed companies.

Over the last five years, Mr. Desmarais has ceased to exercise the following functions: • Director of Rhodia (France), Electrafina and Tractebel (Belgium).	Paul Desmarais Jr. holds 2,222 SUEZ shares. He is a member of the Compensation Committee.

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Richard Goblet d’Alviella, born July 6, 1948 in Brussels (Belgium), is a Belgian citizen.

Mr. Goblet d’Alviella holds a commercial engineer’s degree from the Free University of Brussels and an MBA from the

Harvard Business School. He has a background in investment banking, specializing for fifteen years in international finance, both in London and New York. He was Managing Director of the Paine Webber Group before joining Sofina where he has been Executive Director since 1989.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2006 or at the beginning of 2007	New directorships and offices accepted during fiscal year 2006 or at the beginning of 2007
Executive Director of Sofina* (Belgium)	None	None

Director of Danone*, Eurazeo* (France), Delhaize*, Finasucre, Glaces de Moustier*, Henex*, SUEZ-TRACTEBEL, Union Financière Boël (Belgium), Caledonia Investments* (United Kingdom)

* Listed companies.

Over the last five years, Mr. Goblet d’Alviella has ceased to exercise the following functions: • Director of ADSB Télécommunications (Belgacom), SES Global (Luxembourg).	Richard Goblet d’Alviella holds 2,000 SUEZ shares. He is a member of the Audit Committee.

Jean Peyrelevade, born October 24, 1939 in Marseilles (Bouches-du-Rhône), is a French citizen.

A graduate of the prestigious French engineering school, Polytechnique, and the Paris Institute of Political Studies (IEP), Jean Peyrelevade successively held the positions of

Chairman of Compagnie de SUEZ, Banque Stern, UAP and Crédit Lyonnais. He resigned as Chairman of the latter in October 2003. Since September 1, 2004 he has been a partner of Toulouse & Associés, which was acquired by Banca Leonardo (Italy) and renamed Leonardo France in November 2006.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2006 or at the beginning of 2007	New directorships and offices accepted during fiscal year 2006 or at the beginning of 2007
Vice-Chairman of Leonardo France Director of Bouygues*, DNCA Finance (France) and Société Monégasque de l’Electricité et du Gaz (Monaco) Member of the Supervisory Board of CMA/CGM	Partner of Toulouse & Associés	Director of DNCA Finance

* Listed companies.

Over the last five years, Mr. Peyrelevade has ceased to exercise the following functions:

•   Chairman of Crédit Lyonnais;

•   Chairman of the Supervisory Board of Clinvest;

•   Director of AGF, Air Liquide, Club Méditerranée, LVMH (France), and Power Corporation of Canada;

•   member of the Supervisory Board of Lagardère;

•   Partner of Toulouse & Associés.

In February 2006, Jean Peyrelevade entered into an Alford Guilty Plea agreement with the federal prosecutor in California and a cease and desist order was issued against him by the FED in the Executive Life case. Pursuant to these documents, he paid a $500,000 fine, is refused entry to the US for three years and is banned from working for banks operating in the US.

Jean Peyrelevade holds 3,694 SUEZ shares.

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Thierry de Rudder, born September 3, 1949 in Paris (8th district), holds dual Belgian and French nationality.

Thierry de Rudder has a degree in mathematics from the University of Geneva and the Free University of Brussels and

an MBA from the Wharton School of Business in Philadelphia. He began his career in the United States, joining Citibank in 1975 and holding various positions in New York and Europe. He joined Groupe Bruxelles Lambert in 1986 and is now Executive Director.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2006 or at the beginning of 2007	New directorships and offices accepted during fiscal year 2006 or at the beginning of 2007
Executive Director of Groupe Bruxelles Lambert* (Belgium) Director of Imerys*, Total* (France), Compagnie Nationale à Portefeuille*, and SUEZ-TRACTEBEL (Belgium)	None	None
* Listed companies.

Over the last five years, Mr. de Rudder has ceased to exercise the following functions: • Director of Petrofina (Belgium), SI Finance, Rhodia (France), CLT-UFA (Luxembourg)	Thierry de Rudder holds 2,222 SUEZ shares.

Jean-Jacques Salane, born September 16, 1951 in Bayonne (Pyrénées-Atlantiques), is a French citizen.

After having trained as an accountant, Jean-Jacques Salane joined Lyonnaise des Eaux in March 1972. From 1990-1996,

he was a member of the Board of Directors of Lyonnaise des Eaux, where he represented the Workers’ Council.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2006 or at the beginning of 2007	New directorships and offices accepted during fiscal year 2006 or at the beginning of 2007

CGT union representative

Union representative on the Lyonnaise des Eaux SUEZ Pays Basque Workers’ Council since 1996

Union representative on the Lyonnaise des Eaux Central Workers’ Council since 1996

President of the French Supervisory Board of Spring Funds

	Union representative on the SUEZ Workers’ Council	None

Over the last five years, Mr.Lagarde has ceased to exercise the following function: • Union representative on the SUEZ Workers’ Council.	Jean-Jacques Salane holds 2,000 SUEZ shares. He is a member of the Ethics, Environment and Sustainable Development Committee.

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Lord Simon of Highbury, born July 24, 1939 in London (Great Britain), is a British citizen.

Lord Simon has an MA from Cambridge and an MBA from INSEAD, Fontainebleau. In 1961 he joined British Petroleum, where he occupied a number of management positions before being appointed Chairman in 1995. After exercising several ministerial positions from May 1997, he became advisor to the British Prime Minister for the modernization of government. He was also appointed advisor to President Prodi for the reform of the European Union. Lord Simon entered the House of Lords in 1997.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2006 or at the beginning of 2007	New directorships and offices accepted during fiscal year 2006 or at the beginning of 2007

Senior Advisor Morgan Stanley International (Europe)

Director of Unilever plc*

Member of the International Advisory Board of Fitch (Belgium)

Member of the Advisory Board of Dana Gas International

Member of Cambridge University Council

Trustee Hertie Foundation

	Member of the Supervisory Board of Volkswagen Group (Germany) Trustee Cambridge Foundation	Member of the Advisory Board of Dana Gas International

* Listed companies.

Over the last five years, Lord Simon has ceased to exercise the following functions:

•   Director of Britain in Europe;

•   Member of the International Advisory Board of Fortis (Belgium);

•   Member of the Advisory Board of L.E.K.;

•   Member of the Supervisory Board of Volkswagen Group (Germany);

•   Chairman of the Cambridge Foundation;

•   Trustee Cambridge Foundation.

Lord Simon of Highbury holds 2,000 SUEZ shares. He is Chairman of the Compensation Committee.

2. Directors whose term of office is submitted to the Shareholders’ Meeting for approval

Jacques Lagarde, born May 2, 1938 in Rennes (Ille-et-Vilaine), holds dual French-US nationality.

Jacques Lagarde is a graduate of the prestigious French business school HEC and of Harvard Business School. He has been Director of the Lyon Business School, Chief Executive Officer of Gillette France, President of Oral-B Laboratories (USA), Chairman of the Executive Board of Braun AG (Germany), Chairman of the Supervisory Board of Braun AG and Executive Vice-President of The Gillette Company (USA).

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2006 or at the beginning of 2007	New directorships and offices accepted during fiscal year 2006 or at the beginning of 2007
Director of Eukarion Inc. (United States)	None	None

Over the last five years, Mr.Lagarde has ceased to exercise the following function:	Jacques Lagarde holds 5,778 SUEZ shares. He is Chairman of the Audit Committee.

• member of the Supervisory Board of Braun AG (Germany).

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Anne Lauvergeon, born August 2, 1959 in Dijon (Côte d’Or), is a French citizen.

A graduate of the prestigious French engineering school, the Ecole des Mines and also the Ecole Normal Supérieure, Anne Lauvergeon is a qualified lecturer (agrégée) in physics. Anne Lauvergeon began her career in 1983 in the iron and steel industry before joining CEA where she studied the problems of chemical safety in Europe. In 1990 she was appointed Special Advisor to the office of the French President in the area of the international economy and foreign trade and in 1991, became Deputy General Secretary as well as Aide to the French President for the organization of international summits (G7). In 1995 she was appointed Managing Partner of Lazard Frères et Cie. She has been Executive Vice-Chair and member of the Executive Committee of Alcatel in charge of industrial holdings since 1997. Anne Lauvergeon has been Chair of the Areva group Executive Board since July 2001 and Chair and Chief Executive Officer of the Areva NC (previously Cogema) group since June 1999.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2006 or at the beginning of 2007	New directorships and offices accepted during fiscal year 2006 or at the beginning of 2007

Chair of the Areva* Group Executive Board

Chair of the Board of Directors of Areva NC (previously Cogema)

Chair of Areva Enterprises Inc. (United States)

Vice-Chair of the Supervisory Board of Safran SA*

Director of Areva T&D Holding SA, Total*, Vodafone Groupe Plc* (United Kingdom)

	None	None
* Listed companies.

Over the last five years, Mrs.Lauvergeon has ceased to exercise the following functions: • Director of Eramet, Pechiney, Usinor; • permanent representative of Areva on the Board of Directors of FCI.	Anne Lauvergeon holds 3,390 SUEZ shares. She is a member of the Ethics, Environment and Sustainable Development Committee and a member of the Compensation Committee.

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Membership of the Board of Directors following the Shareholders’ Meeting of May 4, 2007 (subject to approval of the resolutions by the Shareholders’ Meeting)

Based on the renewal of the terms of office of Mrs. Anne Lauvergeon and Mr. Jacques Lagarde proposed to the Shareholders’ Meeting:

Directors deemed to be
		independent “I”	non independent “NI”
in accordance with the criteria of the Bouton report

Gérard Mestrallet	Chairman and Chief Executive Officer		NI – Executive

Albert Frère	Vice-Chairman		NI(a)

Edmond Alphandéry	Director	I

René Carron	Director		NI(b)

Gerhard Cromme	Director	I

Etienne Davignon	Director		NI(c)

Paul Desmarais Jr.	Director		NI(a)

Richard Goblet d’Alviella	Director	I

Jacques Lagarde	Director	I

Anne Lauvergeon	Director	I

Jean Peyrelevade	Director		NI(d)

Thierry de Rudder	Director		NI(a)

Jean-Jacques Salane	Director		NI – Group employee

Lord Simon of Highbury	Director	I

		6	8

(a)    Executive officer or representative of a group, Groupe Bruxelles Lambert, holding more than 10% of SUEZ’s voting rights.

(b)    Chairman of a banking group, Crdit Agricole, which is one of SUEZ’s main banks.

(c)    Executive officer of subsidiaries of the SUEZ group.

(d)    Important agreements entered into with the company Toulouse & Associs, (renamed Leonardo France in November 2006) of which he is Vice-Chairman.

There is no family link between the members of the Board of Directors and SUEZ’s other main senior managers.

To the best of SUEZ’s knowledge, none of the members of the Board of Directors or the executive officers of SUEZ has been convicted of fraud over the last five years. None of these members has been involved as an executive officer in a bankruptcy, sequestration or liquidation over the last five years and none have been incriminated and/or subject to an official public sanction issued by a statutory or regulatory authority. None of these members has been prevented by a court to act as a member of an administrative, management or supervisory body of an issuer or to take part in managing or conducting the business of an issuer over the last five years.

Jean Peyrelevade was indicted by a grand jury in the Central District of California in 2004 at the request of the federal prosecutor in connection with the “Executive Life” case. This indictment was lifted after Jean Peyrelevade entered an Alford Guilty Plea early in 2006, whereby he accepted a certain number of sanctions, while continuing to claim his innocence.

These sanctions do not affect his ability to administer or manage non-banking companies, or banks outside of the United States.

There are no potential conflicts of interests between the Board members’ duties with regard to SUEZ and their private interests. It should be noted that SUEZ maintains extensive business relationships with the Crédit Agricole group, represented on SUEZ’s Board of Directors by René Carron and with Areva, represented by Anne Lauvergeon. In addition, in 2005, Calyon, a subsidiary of the Crédit Agricole group, granted SUEZ a line of credit to finance SUEZ’s cash and share bid for Electrabel described in Section 7.1 of the revised version of the 2004 Reference Document, filed with the French securities regulator (AMF) on September 7, 2005 under no. D.05-0429-A01. SUEZ has given an investigative and analytical assignment to Toulouse & Associés, renamed Leonardo France, of which Jean Peyrelevade is the Vice-Chairman.

In the interests of transparency and public information, SUEZ has incorporated the recommendations of the task force for improving corporate governance headed by Daniel Bouton which were presented to the public on September 23, 2002.

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These principles underlie the SUEZ Board of Directors’ Internal Regulations and Directors’ Charter. In addition, the US Sarbanes-Oxley Act, published in 2002, applies to the Company as a foreign issuer and registrant with the SEC (Securities and Exchange Commission) and in relation to the listing of its shares in the form of ADS (American Depository Shares) on the New York Stock Exchange.

Consultative meetings of Directors

In line with the recommendations of the first evaluation of the performance of the Board of Directors and its committees at the end of 2002, periodic consultative meetings of the Directors regarding Group strategy were instituted in order to prepare the decisions of the Board of Directors.

One meeting of this type was held in 2006. None were held in 2007, but the Board of Directors met 12 times. Several of these meetings were devoted to the Group’s strategy, particularly in relation to the planned merger between SUEZ and Gaz de France.

Board of Directors’ Committees

In order to help it in its work, the Board of Directors has set up four Committees whose general task is to study specific subjects as preparatory work for certain of the Board’s deliberations, issue opinions and recommendations concerning decisions to be taken and finally draft proposals.

The Audit Committee

Until the resignation of Antonio Brufau on January 16, 2007, the Audit Committee comprised four members, all deemed to be “independent”* according to the criteria set out in the Bouton report and “financial experts” according to the US Sarbanes-Oxley Act:

•   Jacques Lagarde*, Chairman;

•   Edmond Alphandéry*;

•   Antonio Brufau*;

•   Richard Goblet d’Alviella*.

Article 4 of the Board of Directors’ Internal Regulations defines the rules and operating procedures of this Committee. This article was modified on January 19, 2005 in order to review and reinforce the role of the Audit Committee in light of the changes in French legislation, the Loi de Sécurité Financière (Financial Security Act) and US legislation (the Sarbanes-Oxley Act).

This committee has two key roles. The first is to examine in detail the draft financial statements, the relevance and consistency of the accounting principles and policies that are used and the content of the documents that are made public. The second role is to gain an understanding of the internal and external control procedures in order to ensure that such procedures provide appropriate coverage of all risk areas.

The Audit Committee met eight times during 2006 and the overall attendance rate was 81%. The Statutory Auditors attended six of the Audit Committee meetings.

Six meetings have been scheduled for 2007 and two meetings had already been held as of March 31, 2007.

The Ethics, Environment and Sustainable Development Committee

The Committee has four members, including one Director who is deemed to be “independent*” according to the criteria set out in the Bouton Report on corporate governance:

•   Etienne Davignon, Chairman;

•   René Carron;

•   Anne Lauvergeon*;

•   Jean-Jacques Salane.

Article 5 of the Board of Directors’ Internal Regulations defines the rules and operating procedures of this Committee. It ensures compliance with individual and collective values on which the Group bases its actions and the rules of conduct that must be adhered to by each employee. It also examines the channels and resources available to achieve the Group’s objectives with respect to the environment and sustainable development.

The Ethics, Environment and Sustainable Development Committee met four times during 2006 and the overall attendance rate was 88%.

The Nomination Committee

The Nomination Committee has three members, including two Directors who are deemed to be “independent”* according to the criteria set out in the Bouton Report on corporate governance:

•   René Carron, Chairman;

•   Gerhard Cromme*;

•   Anne Lauvergeon*.

Article 6 of the Board of Directors’ Internal Regulations defines the rules and operating procedures of this Committee. It reviews and makes recommendations to the Board of Directors regarding any candidates for membership on the Board of Directors as well as any appointment to Group executive management positions or proposed appointment of a Chairman of any company heading one of the Group’s divisions.

The Nomination Committee met three times during 2006 and the overall attendance rate was 67%.

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The Compensation Committee

The Committee has three members, including one Director who is deemed to be “independent”* according to the criteria set out in the Bouton Report on corporate governance:

•   Lord Simon of Highbury, Chairman*;

•   Etienne Davignon;

•   Paul Desmarais Jr.

Article 7 of the Board of Directors’ Internal Regulations defines the rules and operating procedures of this Committee. It reviews and makes recommendations to the Board of Directors regarding the compensation of the Board, including the Chairman.

This Committee is also consulted with respect to compensation conditions for the members of group’s Executive Committee.

The Compensation Committee met three times during 2006 and the overall attendance rate was 78%.

Composition of the Executive Committee as of December 31, 2006 (10 members)

The Executive Committee reviews, at the request of the Chairman and Chief Executive Officer, strategic, development and organizational issues concerning the Group.

Gérard Mestrallet	Chairman and Chief Executive Officer

Jean-Pierre Hansen	Senior Executive Vice-President, Operations (Chief Operating Officer),
Vice-Chairman of the Executive Committee in charge of SUEZ Energy Europe

Gérard Lamarche	Senior Executive Vice-President, Finance (Chief Financial Officer)

Patrick Buffet*	Executive Vice-President in charge of Business Strategy and Development

Dirk Beeuwsaert	Executive Vice-President in charge of SUEZ Energy International

Jean-Louis Chaussade	Executive Vice-President in charge of SUEZ Environment

Jérôme Tolot	Executive Vice-President in charge of SUEZ Energy Services

Valérie Bernis	Executive Vice-President in charge of Communications and Sustainable Development

Emmanuel van Innis	Executive Vice-President in charge of Group Human Resources

Yves de Gaulle	General Secretary
* Until December 31, 2006.

In addition to these 10 members, the following individual has the right to attend Executive Committee meetings:

Henry Masson	Group Senior Vice-President for Risk, Organization and Central Services

Composition of the Executive Committee as of January 1, 2007 (10 members)

Gérard Mestrallet	Chairman and Chief Executive Officer

Jean-Pierre Hansen	Chief Operating Officer, Executive Vice-President of the Executive Committee, head of SUEZ Energy Europe

Gérard Lamarche	Executive Vice-President, Finance (Chief Financial Officer)

Dirk Beeuwsaert	Executive Vice-President in charge of SUEZ Energy International

Jean-Louis Chaussade	Executive Vice-President in charge of SUEZ Environment

Jérôme Tolot	Executive Vice-President in charge of SUEZ Energy Services

Valérie Bernis	Executive Vice-President in charge of Communications and Sustainable Development

Emmanuel van Innis	Executive Vice-President in charge of Group Human Resources

Yves de Gaulle	General Secretary

Alain Chaigneau*	Executive Vice-President in charge of Business Strategy
* Since January 1, 2007.

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In addition to these 10 members, the following individual has the right to attend Executive Committee meetings:
Henry Masson	Group Senior Vice-President for Risk, Organization and Central Services

Composition of the Central Management Committee as of December 31, 2006 (14 members)

The Central Management Committee is consulted on matters submitted to the Chairman and Chief Executive Officer or Board of Directors for decision.

Its members are as follows:

The Executive Committee Members, other than the two division heads, Dirk Beeuwsaert and Jean-Louis Chaussade, and with the addition of Henry Masson, whose functions are set out above, together with:

Isabelle Kocher	Group Senior Vice-President in charge of Performance and Organization

Robert-Olivier Leyssens	Group Senior Vice-President in charge of Corporate Finance, Tax and Treasury

Christelle Martin	Group Senior Vice-President in charge of Strategic Planning, Control and Accounting

Paul Rorive	Group Senior Vice-President in charge of the Monitoring and Development of Nuclear Activities

Xavier Votron	Group Senior Vice-President in charge of the Promotion of Technological Innovation and Renewable Energy

Reports of the Board of Directors’ Committees

Audit Committee Report

The Audit Committee met eight times during fiscal year 2006 and twice at the beginning of 2007, with the main individuals responsible for the Company’s accounting, financial, internal audit, internal control and risk issues attending these meetings. The Statutory Auditors attended seven of these meetings (six in 2006 and one at the beginning of 2007).

The Audit Committee focused particularly on the following issues:

1. Financial statement review

•    Before their presentation to the Board, the Committee analyzed:

–   the quarterly, half-yearly and annual consolidated financial statements prepared in accordance with IFRS as well as the updated (approved) forecasts for 2006 earnings, the 2007 budget, the 2006-2009 medium-term plan and the results of the 2012 value creation analysis,

–   the parent company’s half-yearly and annual financial statements prepared according to French GAAP as well as the Company’s financial statements as of August 31, 2006, prepared in relation to the planned merger between SUEZ and Gaz de France which was originally scheduled for the end of 2006.

•    As the shares of SUEZ have been traded as ADRs on the New York Stock Exchange since September 18, 2001, the Committee was provided with a presentation of the consolidated financial statements for fiscal year 2005 in accordance with US GAAP and it reviewed the reconciliation of these statements with the financial statements prepared in accordance with IFRS.

•    The Committee took note of Form 20-F, filed with the Securities and Exchange Commission (SEC) on June 26, 2006. The measures set up in the Group in relation to the CODIS program (see below) enabled the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) to sign the documents required under US law.

•    The Committee closely followed the valuation process used for the Group’s assets as of the end of 2006.

•    The Committee validated the change in the accounting principle relating to actuarial gains/(losses) on pensions and other employee benefit obligations.

2. Financing policy

The Committee continued to oversee the reduction of Group debt and its financing policy based on the following objectives:

•    maintenance of a regular amortization profile with respect to gross debt;

•    maintenance of access to reasonably priced short-term financing;

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•   smoothing and gradual extension of the maturity of bond issues;

•   standardization of the level of cash and credit lines;

•   rationalization of syndicated credit lines.

Centralized cash management at Group level should lead to a better match between the location of debt, cash and cash flow, a reduction in the overall cost of debt and better control over cash and cash equivalents.

In this context, the audit Committee was informed about the main debt renegotiations and restructuring.

3.  Policy for managing interest rate and currency risks

The Committee was provided with a presentation of the Group’s situation in relation to interest rate and currency risks and the hedging of these risks.

These risks are:

•   interest rate risks with respect to net debt, including outstanding derivative positions to hedge assets which are mainly denominated in euros and in US dollars;

•   currency risks in relation to assets (impact on the balance sheet and the income statement of the consolidation of the subsidiaries’ financial statements) which are mainly denominated in US dollars and Brazilian reals, and to a lesser extent in Thai bahts, Chilean pesos and pounds sterling;

•   currency risks in relation to unrealized transactions in the functional currency of the Group entity concerned.

TheCommittee noted that:

•   the Group had certain currency positions mainly concentrated on US Dollars and Brazilian reals;

•   the managing of interest rate and currency risk in relation to assets was coordinated by the Group Finance function.

4.  2005-2006 Optimax plan and SUEZ/Electrabel operational synergies

The Committee was given a presentation about the progress of the 2005-2006 Optimax plan (€550 million objective, half of which will be achieved in 2005 and half in 2006) and the progress of the plan for the implementation of operational synergies between SUEZ and Electrabel (€250 million objective, with one third to be achieved each year from 2006 to 2008), i.e., a total reduction in costs of €800 million over 4 years.

The Committee noted that the original objectives of the 2005-2006 Optimax plan had been achieved.

The operational synergies to be achieved between SUEZ and Electrabel are based on the integration of functions between the SUEZ headquarters in Paris and Brussels and Electrabel as well as the strengthening of the purchasing performance program thanks to the added buying power of Electrabel. The Committee noted the actions planned for the period 2006-2008.

5.  Dividend distribution policy

The Committee paid particular attention to the dividend distribution policy proposed by the Group, both with regard to the 2005 fiscal year and the new dividend increase proposed for 2006.

In particular, the Committee examined the appropriateness of this policy in relation to 2006 net income and the financial outlook for the Group and the parent company.

6.  Suez / Gaz de France merger plan

Before their presentation to the Board, the Committee had to analyze and follow-up a number of matters in relation to the planned merger between SUEZ and Gaz de France:

•   presentation and follow-up of the timetable;

•   follow-up of the work performed by the different teams of Suez / Gaz de France;

•   follow-up of the due diligence work performed;

•   presentation of the merger agreement and the legal documents;

•   presentation of the synergies to be achieved through the planned SUEZ / Gaz de France merger, particularly regarding the analysis of the accounting principles of each group and the preparation of pro forma financial statements;

•   follow-up of the “remedies” proposed by SUEZ and Gaz de France to the European Commission to obtain its approval regarding the merger;

•   presentation of the “Pax Electrica II” agreements entered into with the Belgian government;

•   presentation of the valuations on which the exchange ratio will be based;

•   presentation and follow-up of the fairness opinion of HSBC, the Board of Directors’ financial advisor;

•   review of the Directors’ accountability framework.

7.  Internal Audit activity report

The Audit Committee listened to a presentation by the head of Group Internal Audit on the progress made regarding the organization of the Internal Audit function in the Group and the Divisions.

The Committee was informed of assignments completed in 2006 and the audit plan for 2007.

Given the increased responsibilities borne by the internal audit team in the context of the US Sarbanes-Oxley Act and the need to coordinate activities with the external audit team, the Committee approved and supported an increase in the number of members of the internal audit teams.

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8.  Implementation of internal control procedures

The Audit Committee was informed about the work of the CODIS (Control and Disclosure) Program, developed under the impetus of Financial Management and intended to strengthen internal controls in all areas and improve financial reporting.

The program is part of the Group implementation of the French Loi de Sécurité Financière (Financial Security Act) and the US Sarbanes-Oxley Act and has led to attestation reports being issued, as required under the provisions of these Acts.

In 2005, the Committee encouraged the strengthening of the internal audit teams to meet the requirements of US law in relation to internal control (application of section 404 of the Sarbanes-Oxley Act for 2006).

9.  Combining, on a temporary basis, the internal audit and internal control teams under a single leadership

The Committee was informed that in view of the progress of the CODIS program within the Group, Suez executive management decided to combine the internal audit and internal control teams under a single leadership, at the Headquarters and in the Divisions, from September 1, 2006 to May 2007.

10.  Pre-approval procedures for engagements performed by the Statutory Auditors

In accordance with US regulations, the Committee set up a system to verify the independence of Statutory Auditors, in particular with regard to the prior approval of certain engagements.

Depending on their nature and within certain limits, some engagements are subject to general prior approval, while others are subject to specific approval ahead of the engagement.

As the term of office of Ernst & Young et Autres expires at the end of the Shareholders’ Meeting approving the financial statements of SUEZ as of December 31, 2006, the Committee accepted the Executive Management’s proposal not to issue an invitation for bids given the time required to implement such a procedure and the proposed merger between Suez and Gaz de France.

Statutory Auditors’ fees and fees paid to members of audit networks by the Group during 2006

	Ernst & Young				Deloitte
In thousands of euros	Amount 2006	Amount 2005	% 2006	% 2005	Amount 2006	Amount 2005	% 2006	% 2005
Audit
Statutory audit, attest engagements, review of individual and consolidated financial statements(1)

SUEZ SA	5,164	3,220	26.6%	23.2%	5,924	3,242	19.7%	15.4%

Fully and proportionally consolidated subsidiaries	12,365	8,369	63.8%	60.3%	20,742	12,931	68.8%	61.5%
Other audit procedures and incidental assignments in relation to Auditor’s mission(1)
SUEZ SA	148	508	0.8%	3.7%	148	1,227	0.5%	5.8%

Fully and proportionally consolidated subsidiaries	1,483	1,255	7.7%	9.0%	2,428	2,113	8.1%	10.0%

SUB-TOTAL	19,160	13,352	98.9%	96.3%	29,242	19,513	97.0%	92.8%

Other services

Tax	145	314	0.7%	2.3%	707	538	2.3%	2.6%

Other	73	204	0.4%	1.5%	197	976	0.7%	4.6%

Sub-total	218	518	1.1%	3.7%	904	1,514	3.0%	7.2%

TOTAL(2)	19,378	13,870	100%	100%	30,146	21,027	100%	100%

(1)  The 2006 amounts in relation to the Group’s internal control audit are €10,907,000 for DTT and €6,982,000 for E&Y.

(2)  The amounts in relation to proportionally consolidated entities which essentially concern the Statutory Auditor engagements are €256,000 in 2006 compared to €101,000 in 2005 for E&Y and €1,460,000 in 2006 compared to €1,249,000 in 2005 for Deloitte.

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Ethics, Environment and Sustainable Development Committee Report

The Ethics, Environment and Sustainable Development Committee held four meetings: on January 18, September 6, October 18 and December 8. A report on each of these meetings was presented by the Committee Chairman to the Board of Directors.

In general, the Committee monitored the development of ethical programs within the Group in order to ensure that they had been correctly implemented and that they had been subject to application and control procedures in order to maintain the high standards and reputation of the Group, its subsidiaries and affiliated companies.

Certain specific points should be highlighted:

•   as is the case each year, a report was submitted to the Committee on the results of the compliance letter procedure, which requires the Chairmen of the Group’s principal subsidiaries to confirm their company’s compliance with the Group’s Ethical Charter during the last year. This process was applied in coordination with the compliance measures required by the US Sarbanes-Oxley Act for companies listed on the New York Stock Exchange;

•   the Committee was also informed about the work carried out by the Group’s network of ethics managers, in particular during their annual conference held on June 22 and 23. The Committee duly noted the operational issues that were dealt with at this conference in consultation with a large number of Business Unit managers and the work of developing and improving SUEZ’s ethical initiatives. One such project, in which the Committee took part, was the implementation of the Values and Ethics action plan based on three main criteria: first, the use of the three founding documents of SUEZ ethics policy, i.e., the document on the “Group’s Values”, “Ethics Charter” and “Company Rules of Organization and Codes of Conduct”. These documents, which were drafted eight years ago, are amended, simplified or supplemented under the heading “Our Values, Our Ethics”;

•   second, an in-depth internal information campaign, sufficiently wide in scope, i.e. published in many languages (16 compared to 6 currently), sent to at least one out of two employees in the world, in various forms (printed or electronic documents, notices, internet, intranet, extranet used by staff);

•   third, an innovative e-learning program which focuses on Business Ethics and the main key operational issues. This program which is mandatory and requires serious commitment from the managers concerned, will apply in the future to the entire Group worldwide;

•   the Committee supported the implementation of enhanced prevention and protection measures referred to as “Compliance Policy”, which is aimed at controlling the malfunctions relating to internal or external conducts that could threaten the vital interests and the reputation of the Group and /or involve the liability of the Group, its executive and corporate officers. These measures were also set up in response to the request made by the statutory auditors and the rating agencies (ethics, sustainable development, etc.);

•   the Committee spent a substantial part of its meetings reviewing the positions, actions and measures taken by SUEZ with respect to the environment and sustainable development. In terms of environmental compliance and reporting processes, the various processes related to the treatment of environmental information, control methods and external verification procedures were presented to the Committee. In the same way, the Committee focused on issues relating to health and safety in the workplace, an area in which it consulted certain presidents in charge of the Group’s Divisions. It was thus able to assess directly with management the action plan decided by the Group COMEX. The Committee is informed each year of the plan’s progress;

•   in terms of governance, as is the case each year, the Committee also wished to continue the evaluation process relating to the functioning of the Board of Directors. The evaluation was conducted at the end of 2006 under the responsibility of the Chairman Etienne Davignon, in partnership with an outside expert. It revealed the improvements made in the functioning of the Board through the application of the previous studies and made it possible to assess the functioning of the Board during the preparatory stage of the proposed merger with Gaz de France. Regarding the proposed merger, the Committee determined the timetable and the conditions for the award of stock-options, the exercise price of the options or the disclosure requirements applicable to insiders;

•   lastly, it should be noted that the Chairman Etienne Davignon presented, for the second time, the Committee’s activities directly to the shareholders during the Shareholders’ Meeting of May 5, 2006.

Nomination Committee

Regarding appointments to the Board of Directors, the Nomination Committee proposed to the Board to submit to the Shareholders’ Meeting the renewal of the term of office of the Director Jean-Jacques Salane. As is the case each year, the Committee also reviewed the status of Directors with regard to the criteria of independence as set forth in the Bouton report.

Compensation Committee

The Compensation Committee proposed to the Board the terms of the fixed and variable compensation in 2006 for corporate officers, the Chief Operating Officer and Vice-President of the Executive Committee, Finance. It was informed by the Chairman and Chief Executive Officer of the proposed compensation terms for other members of the Executive Committee. It also proposed, at the decision of the Board, the content and features of the 2006 stock option plan, and set the number of options to be allotted to Gérard Mestrallet and the Chief Operating Officer and the Vice-President of the Executive Committee, Finance. The same procedure was followed in the allotment of free shares.

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CORPORATE GOVERNANCE Conflicts of interest in administrative, management and supervisory bodies and executive management

14 .2 Conflicts of interest in administrative, management and supervisory bodies and executive management

Refer to Section 14.1.

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	Stock subscription options granted by the Company and all Group companies at January 17, 2007 to corporate officers in office at December 31, 2006	167
	Stock options exercised during 2006 by corporate officers in office at December 31, 2006	167
	Summary of transactions reported by senior managers and corporate officers in 2006	167

15.3	Provisions booked for pension obligations	p. 169

15 .1 Compensation paid and benefits granted

The following table presents, firstly, the total compensation received by members of the Board of Directors, excluding the Chairman and Chief Executive Officer, and, secondly the total compensation received by members of the Executive Committee, including the Chairman and Chief Executive Officer.

In regards to 2006, the total amount paid to members of the Board of Directors equally included compensation to SUEZ SA directors who are also directors of SUEZ-TRACTEBEL, a wholly-owned SUEZ subsidiary.

		2006		2005		2004
		Total		Total		Total
In millions of euros	Number	compensation	Number	compensation	Number	compensation
Board of Directors	15	1.57*	15	1.24*	16	1.9*

Executive Committee	11	14.8*	10(1)	12.75*	11	11.95*

(1)	The number of members of the Executive Committee reverted to 11 as from November 1, 2005.

*	Excluding social security charges.

A table showing total compensation received by the senior managers is presented in Note 35 of Section 20 relating to financial information included in this report.

Executive compensation

There is both a fixed and variable component to the compensation of senior management.	The change in the fixed part of the compensation is linked to changes in specific situations, such as an increase or material

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COMPENSATION AND BENEFITS Compensation paid and benefits granted change in specific responsibilities, adjustments made necessary in light of the principles of equity applied internally within the Group or as a result of blatant discrepancies in relation to the external “market”.

The variable part of the compensation primarily seeks to compensate the senior management’s contribution to the profits of the company and the Group.

The variable part of the compensation, the balance of which was paid in 2006 in respect of fiscal year 2005, for Gérard Mestrallet, Jean-Pierre Hansen and Gérard Lamarche, was 25% based on qualitative objectives and 75% based on quantitative criteria. The quantitative criteria applied were operating income for 50% and cash flow from operating activities before disposals for 50%.

For Executive Committee members who are responsible for a Group operating division, half the variable compensation was based on qualitative criteria and half on quantitative criteria. The quantitative criteria applied (growth in gross cash flow before finance costs, total cash flow for the year, income from ordinary activities and net income) were calculated at the level of SUEZ for 40% and 60% at division level.

For the other members of the Executive Committee, the variable portion was calculated in the same way, save in respect of the quantitative criteria, which were based solely on the performance of SUEZ.

The variable part of compensation, the balance of which is payable in 2007 in respect of fiscal year 2006, for Gérard Mestrallet, Jean-Pierre Hansen and Gérard Lamarche is 25% based on qualitative objectives and 75% based on quantitative criteria. The quantitative criteria applied are, like in 2005, operating income for 50% and cash flow from operating activities before disposals for 50%.

For Executive Committee members who are responsible for a Group operating division, half the variable compensation is based on qualitative criteria and half on quantitative criteria. The quantitative criteria applied – current operating income, net income, cash flow from operating activities – are calculated at the level of SUEZ for 40% and 60% at division level.

For the other members of the Executive Committee, the variable portion is calculated in the same way, save in respect of the quantitative criteria, which are based solely on the performance of SUEZ.

The following table presents total compensation paid to all members of the Executive Committee during the 2006 and 2005 fiscal years.

Gross compensation including benefits in kind

In millions of euros	2006	2005	2006/2005
Fixed	6.6	5.97	+10.6%
Variable	8.2	6.77	+21.1%
TOTAL	14.8	12.75	+16.0%
Number of Executive Committee members	11	10(1)
(1) The number of members of the Executive Committee reverted to 11 as from November 1, 2005.

Variable compensation represented 55.4% of total compensation in 2006, compared to 53% in 2005.

Total average compensation paid to members of the Executive Committee increased from €1.27 million in 2005 to €1.34 million in 2006. The Executive Committee comprises all deputy vice presidents in charge of divisions, several of whom are subject to the benchmark criteria of the Belgian market.

Corporate officer compensation

The Group paid Gérard Mestrallet, Chairman and Chief Executive Officer, total compensation of €2,715,792 in 2006 (versus €2,532,819 in 2005), of which €1,253,026 (€1,104,411 in 2005) was fixed, including a benefit in kind in relation to the use of his company vehicle (€3,026). The variable part of €1,462,766 (€1,428,408 in 2005) represents 54% of total compensation (compared with 56% in 2005), an increase of 2.4% compared with 2005. This variable part includes

€220,261 paid in respect of attendance fees received in Gérard Mestrallet’s capacity as Director of several Group companies (€194,249 in 2005).

Pursuant to the recommendation of the Compensation Committee, as approved by the Board of Directors, the variable part of his remuneration for 2006 will amount to €1,470,000.

In terms of pension benefits, Gérard Mestrallet has no special entitlements. He enjoys the same conditions as all SUEZ SA employees under the Group plan, which combines an

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COMPENSATION AND BENEFITS Information on stock options

individualized defined-contribution scheme (as per a company agreement signed in 1988 and amended in 2005) and a defined-benefit scheme (as per a company agreement signed in 1991 and amended in 1998 and 2005). Payments under the defined-benefit plan are not guaranteed, as they depend on the employee being active within the company at the time of retirement. The plan concerns employees earning 4 to 50 times the annual French social security ceiling. Gérard Mestrallet currently has no compensation, indemnity or benefit due, or liable to be due, in the event of his duties being terminated or changed, either at the time of occurrence or subsequently.

Bonus shares

See Section below. I nformation on stock options

Stock subscription options

The proposals concern around 5,737,960 shares and 2,190 beneficiaries. Complete final documentation will be published on this plan in the next annual report.

Gérard Mestrallet, the Chairman and Chief Executive Officer, was awarded 380,000 stock subscription options (170,000 options without any performance conditions, 175,000 with simple conditions and 35,000 with more stringent conditions.

The Board of Directors meeting on October 18, 2006 also decided that if the merger with Gaz de France was to be approved, the objectives set out in the performance conditions relating to the stock options of November 19, 2003, November 17, 2004, December 9, 2005 and January 17, 2007 would be reduced by applying a coefficient of 0.80.

No stock options were awarded in 2006, however, on October 18, 2006, the Board of Directors decided on the principle of awarding stock options with the final award being effective on January 17, 2007. The features of this plan are in line with those for previous years:

•    stock subscription plan;

•    exercise price set without a discount;

•    a duration of 8 years with a 4-year vesting period;

•    performance conditions for senior managers and more demanding conditions for the Group Executive Committee;

•    partial replacement of the proposal of stock options with Performance Shares (bonus shares) with an effective date of February 12, 2007.

Bonus share awards

The 2005 French Finance Act, voted on December 30, 2004, introduced new provisions, under which French companies are able to award bonus shares to senior managers and employees of the company and of certain related companies.

In accordance with these provisions, the Combined Ordinary and Extraordinary Shareholders’ Meeting of SUEZ held on May 13, 2005, decided in its sixteenth resolution to authorize the Board of Directors to carry out free grants of SUEZ shares for a period of 26 months. The amount of bonus shares thus granted is limited to 1% of the share capital (by number of shares). The total number of bonus shares granted will be deducted from the total number of shares which can be subscribed for or purchased pursuant to stock options under the terms of the eighteenth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of

April 27, 2004, the total number of such shares being limited to 3% of the share capital.

The Board of Directors of SUEZ decided, at its meeting of December 9, 2005, to implement this system, with two main goals:

•    to round out the system applicable to current beneficiaries of the stock option plans, by partly replacing stock options with bonus share awards;

•    to grant bonus shares to a category of employees not covered by stock option plans. This step, intended to be non-recurring, will make it possible to recognize the contributions of other staff members and promote their involvement in the company and the SUEZ Group.

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COMPENSATION AND BENEFITS Information on stock options

Bonus share Award Plans of February 13, 2006

A.  Timing and conditions

The timing and conditions set by the Board of Directors are as follows:

1.  length of vesting period for rights grant of SUEZ shares for no consideration: two years from February 13, 2006;

2.  vesting date for the shares, subject to compliance with the conditions outlined below: March 15, 2008.

Conditions:

1.  presence on company payroll on March 15, 2008, i.e., current employment contract with a Group company at that date, except in cases of retirement, death or disability;

2.  performance condition based on the Group’s Return On Capital Employed (ROCE) for fiscal year 2007;

3.  length of the mandatory retention period for the shares: two years from the vesting date of March 15, 2008, meaning that a sale will be allowed from March 15, 2010.

B.  Conversion rate for exchanges  of stock options for bonus  shares

The Board of Directors considered that a conversion rate of one bonus share for five stock options seemed reasonable and acceptable to the beneficiaries.

C.  Target population and number of  shares granted

1.  Partial substitution of stock options

All beneficiaries under the 2005 stock option plan will be concerned by this substitution. The substitution rate is differentiated based on beneficiaries’ levels of responsibilities.

The breakdown is as follows:

•    up to 4,000 stock options:

–   40% of the stock options will be replaced by bonus shares;

•    from 4,001 to 7,000 stock options:

–   30% of the stock options will be replaced by bonus shares;

•    from 7,001 to 19,000 stock options:

–   20% of the stock options will be replaced by bonus shares;

•    over and above 19,000 stock-options:

–   10% of the stock options will be replaced by bonus shares.

The Board of Directors also decided to limit to 2,000 bonus shares the maximum grant attributable per person. This restriction applies to all Group employees, including members of the Executive Committee and the Chairman and Chief Executive Officer.

2. Other beneficiaries

The Board of Directors also decided, at its meeting of December 9, 2005, to grant bonus shares to persons other than recipients of stock options. This grant concerned 1,205 employees.

The number of bonus shares granted per person ranged from 50 to 150.

Overall, the distribution policy for bonus shares concerned 3,420 individuals and involved a total number of 660,780 shares. As regards Group senior management (Chairman and Chief Executive Officer, members of the Executive Committee), in accordance with the rule limiting the total number of shares that can be granted per person, the Board of Directors granted 2,000 bonus shares to each of these individuals.

Performance Share Plan for February 12, 2007

The Board of Directors meeting of October 18, 2006 decided on a Performance Share Plan (for bonus shares) with an effective date of February 12, 2007. As in 2006, the beneficiaries will receive Performance Shares:

•    either as a partial gradual replacement for the stock options proposed in the January 17, 2007 plan at a conversion rate of one performance share for five stock options (like in 2006);

•    or within the scope of an additional plan aimed at the employees who do not benefit from stock options, in order to encourage their involvement in the company and the SUEZ group.

The vesting period for the Performance Shares began on February 12, 2007 and ends on March 14, 2009, the final vesting of the Performance Shares at March 15, 2009 will be subject to a performance condition of SUEZ ROCE for the results for 2008 and the shares that may vest will be freely transferable from March 15, 2011.

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COMPENSATION AND BENEFITS Information on stock options

The grants resulting from the partial replacement of the proposed stock option awards concern 2,180 employees and 698,104 shares. For the other beneficiaries, as a general rule, the number of bonus shares granted per person ranged from 50 to 150 for 249,050 shares and 2,180 employees.

A decision was made to limit the maximum number of shares that could be granted per person to 3,000 Performance

Shares ( bonus shares), with this limitation concerning all the Group employees including the members of the Executive Committee; the Chairman and Chief Executive Officer received 3,000 Performance Shares (February 12, 2007 plan).

Complete final information concerning this plan will be published in the next reference document.

Stock subscription options granted by the Company and all Group companies during fiscal year 2006 to corporate officers in office at December 31, 2006

There was no stock option plan for 2006, but at its meeting on October 18, 2006, the Board of Directors decided on the	principle of an award of stock subscription options, with the final award of such stock options becoming effective on January 17, 2007.

Stock subscription options granted by the Company and all Group companies at January 17, 2007 to corporate officers in office at December 31, 2006

	Number
	of stock options granted	Subscription price	Plan	Expiration date
Gérard Mestrallet	380,000	€38.89	01/17/2007	01/16/2015

Stock options exercised during 2006 by corporate officers in office at December 31, 2006

	Number
	of stock options exercised	Subscription price	Plan	Expiration date
Gérard Mestrallet	264,739	€28.16	11/16/1998*	11/16/2006
* Stock purchase options.

Summary of transactions reported by senior managers and corporate officers in 2006

SUEZ Shares No transactions.

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COMPENSATION AND BENEFITS Information on stock options

Stock options
	Date of transaction	Type of transaction	Plan concerned	Number of stock options exercised	Exercise price	Net sale price

Gérard Mestrallet	11/06/2006	Exercise	11/16/1998*	164,739	€28.16	-

	02/02/2006	Exercise/sale	11/16/1998*	100,000	€28.16	€30.35.

Jean-Pierre Hansen	03/13/2006	Exercise/sale	01/31/2000*	52,935	€28.46	€34.00

Gérard Lamarche	03/14/2006	Exercise/sale	11/16/1998*	23,827	€28.16	€34.18

	03/14/2006	Exercise/sale	11/16/1999*	26,472	€28.54	€34.18

* Stock purchase options.

Number of shares and stock options held by the members of the Board of Directors at December 31, 2006
	Number of shares held at	Number of stock options held at
	December 31, 2006	December 31, 2006

Gérard Mestrallet	204,652	2,681,370

Albert Frère	2,000	-

Edmond Alphandéry	2,223	-

Antonio Brufau	2,222	-

René Carron	3,500	-

Gerhard Cromme	2,000	-
Etienne Davignon	11,111	95,294
Paul Desmarais Jr	2,222	-
Richard Goblet d’Alviella	2,000	-
Jacques Lagarde	5,778	-
Anne Lauvergeon	3,390	-
Jean Peyrelevade	3,694	-
Thierry de Rudder	2,222	-

Jean-Jacques Salane	2,000	-

Lord Simon of Highbury	2,000	-

Loans and guarantees granted to or issued in favor of members of the Board of Directors or management structures. None.

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COMPENSATION AND BENEFITS Provisions booked for pension obligations

15 .3 Provisions booked for pension obligations

In the financial statements for the year ended December 31, 2006, provisions booked in respect of pension obligations in favor of members of the Executive Committee stood at €15.2 million.

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COMPENSATION AND BENEFITS

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16.1	Dates on which Directors’ terms of office expire	p. 173

16.2	Information on agreements involving Directors	p. 173
	Regulated related-party agreements approved in 2006	173

16.3	Information on the Audit Committee and the Compensation Committee	p. 174

16.4	Compliance with corporate governance regulations in the country of origin	p. 174

Article 15 of the Bylaws defines the powers of the Board of Directors.

“The Board of Directors determines the strategic direction of the Company’s activities and ensures its implementation. It considers all issues concerning the proper functioning of the Company and settles all matters relating thereto, within the scope of the corporate purpose and subject to those powers expressly granted by law to shareholders’ meetings.

The Board of Directors performs all controls and verifications it considers appropriate. Each Director receives all information necessary to the performance of his or her duties and may request any documents he or she considers necessary.”

Reaffirming its commitment to rules of corporate governance, the Board of Directors adopted Internal Regulations in May 2001, which have been amended on several occasions, and a Directors’ Charter in January 2002. These documents provide the Board with the channels and means necessary to operate efficiently, while serving the interests of the Company and its shareholders, and set out with full transparency the rights and obligations of Directors (these documents are available at the Company’s corporate headquarters and on its website: www.suez.com).

In addition, the SUEZ Ethics Charter and related documents, notably the “Confidentiality and Privileged Information” guide, are applicable to Directors. These documents forbid Directors, in particular, from trading in SUEZ securities or the securities of any of its listed subsidiaries during the period of preparation and approval of the financial statements which begins thirty calendar days prior to the date of the Board of Directors meeting held to approve the annual and interim financial statements and terminates two days after this meeting. This general measure is supplemented by Article 8 of the Directors’ Charter, which requires Directors to seek and obtain the advice of SUEZ’s Company Secretary before transacting with or having a transaction carried out by a third party in the securities of Group companies.

Article 5 of the aforementioned Charter also provides for the completion of regular evaluations of the Board of Directors’ performance, by an independent Director. Jacques Lagarde was asked to perform such evaluations of the Board of Directors and its committees in 2002 and 2003

In October 2004, the Ethics, Environment and Sustainable Development Committee chose a methodology for evaluating the Board and its Committees based on a document prepared by an external consultancy firm, and after having issued an invitation for bids from three specialized consultancy firms, it appointed an external consultant to carry out this evaluation. This procedure has been repeated each year since 2004.

The summary report on the evaluation work, carried out under the responsibility of Etienne Davignon, was approved by the Ethics, Environment and Sustainable Development Committee at its meeting of January 18, 2006 and was submitted to the meeting of the Board of Directors held on the same day. The Board of Directors meeting held on January 18, 2006 recorded the suggestions for improvements in the functioning of the Board of Directors and its Committees and will oversee their implementation. The evaluation for 2006 was decided at the Ethics Committee meeting on December 8, 2006.

Pursuant to Article 11 of the Company’s Bylaws, each Director must hold at least 2,000 SUEZ shares throughout his/her term of office

The Board of Directors meets whenever required by the interests of the Company and, in any event, at least four times a year.

It met 12 times during fiscal year 2006 and the overall attendance rate was 82%. From January 1, 2007 to the end of March 2007, the Board of Directors met twice.

Directors receive directors’ fees based on attendance, the total amount of which was set during the General Shareholders’ Meeting of April 26, 2002 at an aggregate of €800,000 per year for fiscal year 2002 and all subsequent fiscal years until a new decision is made in this respect.

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MEMBERS AND FUNCTIONING OF THE BOARD OF DIRECTORS AND MANAGEMENT STRUCTURES, ACTIVITIES OF THE BOARD OF DIRECTORS

Pursuant to the recommendation of the Compensation and Nomination Committee made on April 27, 2004, the Board of Directors meeting held on the same day set the following allocation rules:

Directors

Fixed fee	€35,000 per year

Variable fee, dependant on attendance	€1,500 per meeting

Committee chairman (other than Audit Committee)
Fixed fee	€15,000 per year
Variable fee, dependent on attendance	None, given that the Board considers that a Committee meeting cannot be held in the absence of its Chairman.

Committee member (other than Audit Committee)
Fixed fee	€7,000 per year

Variable fee, dependant on attendance	euros1,000 per meeting

Taking into account the substantial increase in the Audit Committee’s workload due to the implementation of the French Financial Security Act (Loi de Sécurité Financière) and the US Sarbanes-Oxley Act, the Board of Directors, acting on a recommendation from the Compensation and Nomination Committee, decided at its meeting held on May 13, 2005, to increase the Audit Committee’s annual fees as follows:

Audit Committee Chairman

Fixed fee	€25,000 per year

Variable fee, dependent on attendance	None, given that the Board considers that a Committee meeting cannot be held in the absence of its Chairman.
Audit Committee member

Fixed fee	€10,000 per year

Variable fee, dependent on attendance	€1,000 per year

Gérard Mestrallet, as Chairman of the Board, and Jean-Jacques Salane, as a Group employee, do not receive directors’ fees. On this basis, the following attendance fees were paid to Directors in respect of fiscal year 2006:

Albert Frère	€45,500(a)
Edmond Alphandéry	€69,500
Antonio Brufau	€51,500(a)
René Carron	€72,000
Gerhard Cromme	€57,000(a)

Etienne Davignon	€75,500(a)(b)

Paul Desmarais Jr.	€54,000(a)

Richard Goblet d’Alviella	€69,500(a)(b)

Jacques Lagarde	€72,000(a)

Anne Lauvergeon	€66,500

Jean Peyrelevade	€48,500

Thierry de Rudder	€51,500(a)(b)

Lord Simon of Highbury	€60,500(a)

(a) Before deduction of the 25% withholding tax levied on attendance fees paid to Directors who are not French residents.

(b)       Etienne Davignon, Richard Goblet d’Alviella, and Thierry de Rudder have respectively received 132,860 euros, 88,573 €and 86,094 €in their capacity as members of the Directors and Audit Commitee of SUEZ-TRACTEBEL.

In 2006, the total amount of attendance fees distributed was €793,500, compared with €767,334 in 2005.

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MEMBERS AND FUNCTIONING OF THE BOARD OF DIRECTORS AND MANAGEMENT STRUCTURES, ACTIVITIES OF THE BOARD OF DIRECTORS Dates on which Director’ terms of office expire

16 .1 Dates on which Directors’ terms of office
   expire

See Section 14.1 “Members and functioning of the Board of Directors and management structures”.

16 .2 Information on agreements involving Directors

Regulated related-party agreements approved in 2006

Acquisition by SUEZ from SUEZ Tractebel of 47.55% of the share capital of Electrabel

In order to simplify the Group’s structures, SUEZ decided that it would hold the entire stake owned by the Group in Electrabel.

As the first step, SUEZ acquired from SUEZ-Tractebel the 47.55% interest held by SUEZ-Tractebel in the capital of Electrabel, namely 26,096,262 Electrabel shares, thus increasing its direct shareholding in Electrabel from 48.55% to 96.10%.

The purchase price was set on the basis of the average of the closing trading prices for the Electrabel share for the last 20 trading sessions prior to the transaction, i.e. €437.64.

On this basis, the sale price amounted to €11.4 billion, leading to an accounting capital gain of around €5.3 billion for SUEZ-Tractebel. The purchase agreement included a price adjustment clause that ran until November 30, 2006. This capital gain had no impact on the consolidated financial statements inasmuch as it involved an intercompany transaction.

This transaction was expressly approved by the Board of Directors at its meeting on June 7, 2006.

Sale of the remainder of the interest held by SUEZ in M6

In February 2004, SUEZ sold 29.2% of the capital of M6 on the basis of a unit sale price of €26.11, representing a total sale price of €1 billion and a net capital gain of €752.8 million.

In the spring of 2006, SUEZ decided to sell its remaining 5% interest in M6 to a Luxembourg company, called SWILUX S.A., a wholly-owned subsidiary of the Belgian company, Compagnie Nationale à Portefeuille.

SUEZ thus sold 6,594, 435M6 shares, representing 5% of the capital and 5.88% of the voting rights, on the basis of a unit sale price of €24.70, representing a total share price of €162.9 million.

The consolidated capital gain, recorded in the financial statements for the first half of 2006, is €120 million.

At the request of the purchaser, SWILUX S.A., the transaction was carried out off the stock market in accordance with Article 512-2 of the General Regulation of the AMF.

SUEZ had previously informed the Conseil Supérieur de l’Audiovisuel (the French Regulatory Authority for Broadcasting) of the envisaged transaction and this authority did not make any objection or opposition to its completion.

This transaction was expressly approved by the Board of Directors at its meeting on June 7, 2006.

Toulouse & Associés (renamed Leonardo France in November 2006)

Within the scope of its strategic review and analysis of development options in the electricity and gas markets, approved by the Board of Directors at its meeting of January 19, 2005 and undertaken as from February 2005 at the request of SUEZ by Léonardo France, it appeared appropriate to sign a new consulting agreement with such company with regard to a proposed merger or partial business combination with Gaz de France and the methods of defense in the event of a hostile bid for SUEZ.

This agreement was approved by the Board of Directors at its meeting on November 22, 2006.

The engagement is scheduled to last until December 31, 2007, and may be extended, where applicable, by successive 6-month periods.

In consideration for its work, Léonardo France would receive fees in the event of:

•   a merger between SUEZ and Gaz de France;

•   acquisition of a controlling interest in Gaz de France by SUEZ and vice versa;

•   takeover of SUEZ, following a hostile bid leading to SUEZ adopting defense mechanisms.

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MEMBERS AND FUNCTIONING OF THE BOARD OF DIRECTORS AND MANAGEMENT STRUCTURES, ACTIVITIES OF THE BOARD OF DIRECTORS Compliance with corporate governance regulations in the country of origin

The amount of the flat-fee commission payable on completion of the transaction would be €2.5 million exclusive of taxes. This flat-fee commission would be accompanied by a variable commission calculated on the basis of the closing price of the SUEZ share on the day before the date of completion of the transaction.

Furthermore, in the event that the transaction were to take place in a different form to those provided for in the agreement, SUEZ and Léonardo France would discuss the conditions of a flat-fee compensation.

16 .3   Information on the Audit Committee and the

   Compensation Committee

See Section 14 “Corporate Governance”.

16 .4   Compliance with corporate governance

    regulations in the country of origin

See Section 16 “Activities of the Board of Directors”.

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17.1	Number of employees and breakdown by principal business segment and by site	p. 175
17.2	Shareholdings and stock options	p. 175
17.3	Agreement with regard to employee ownership of the issuer’s capital	p. 176
	Employee profit sharing and incentive plans	176
	Employee shareholdings	176

Stock options granted by the Company and by all companies included within the stock option plan during fiscal year 2006 and January 2007 to the ten employees of the issuer and such companies who are not corporate officers and to whom the greatest number of stock options was allocated	176
Stock-options exercised during 2006 by the ten Group employees who are not corporate officers who exercised the greatest number of stock options	177

17 .1 Number of employees and breakdown by

        principalbusiness segment and by site

See Section 6.6.2. “Human resources policies.”

17 .2 Shareholdings and stock options

Reference should be made to Section 15.1 which contains a table showing the number of shares and stock options owned by the members of the Board of Directors as of December 31, 2006 and Note 33 of Section 20.2 relating to financial information.

2006 REFERENCE DOCUMENT	175

EMPLOYEES Agreement with regard to employee ownership of the issuer’s capital

17 .3 Agreement with regard to employee ownership of the issuer’s capital Employee profit sharing and incentive plans

Each year, SUEZ employees benefit from profit-sharing schemes. In accordance with French law, the amounts paid do not give rise to an additional contribution by the employer.

Amounts paid in this respect during the last six years were as follows:

2001	2002	2003(a)	2004	2005	2006

€552,420	€112,051	-	€1,137,170	€321,406	€654,551
(a) Pursuant to the application of derogatory formulae or applicable French ordinary law, profit sharing equals zero because of the 2003 loss.

Furthermore, an incentive agreement was signed on June 30, 1997. In accordance with French law, the amounts paid do not give rise to an additional contribution by the employer. Amounts paid in this respect during the last six years were as follows:

2001	2002	2003	2004	2005	2006

€642,670	€598,455	€353,465	€288,547	€275,092	€472,165

Employee shareholdings

SUEZ promotes a voluntary employee share ownership policy.

As of December31, 2006, employees held 3.1% of the share capital which they acquired through a corporate savings plan offering standard subscription formulae and also leveraged formulae with guaranteed capital in connection with the Spring1999, 2000, 2002, 2004 and 2005 programs.

Employees benefited from a 20% discount on the share price.

Since the launch of its first international corporate savings plan with leveraged formulae in 1999, SUEZ has renewed its offer to employees of the Group including the offer of new products developed using new techniques.

In 2006, no corporate savings plan was proposed to the group’s employees.

Stock options granted by the Company and by all companies included within the stock option plan during fiscal year 2006 and January 2007 to the ten employees of the issuer and such companies who are not corporate officers and to whom the greatest number of stock options was allocated
No stock option plan was offered in 2006; on the other hand, at its meeting on October18, 2006, the Board of Directors decided on the principle of an award of stock subscription options with the final award being effective on January 17, 2007.

Number of options allocated	Subscription price	Plan	Expiration date

867,000	€38.89	01/17/2007	01/16/2015

176	2006 REFERENCE DOCUMENT

EMPLOYEES Agreement with regard to ownership of the issuer’s capital

Stock options exercised during 2006 by the ten Group employees who are not corporate officers who exercised the greatest number of stock options

Number of options allocated	Subscription price	Plan	Expiration date
537,422	€28.16	11/16/1998*	11/16/2006

16,320	€30.56	06/30/1999*	06/30/2007

187,952	€28.54	11/15/1999*	11/15/2007

51,883	€28.46	01/31/2000*	01/31/2008

82,053	€34.39	11/28/2000**	11/28/2010

73,062	€35.74	12/21/2000**	12/20/2010

316,206	€32.59	11/28/2001**	11/27/2011

340,191	€16.69	11/20/2002**	11/19/2012

* Stock purchase options. ** Stock subscription options.

2006 REFERENCE DOCUMENT	177

EMPLOYEES

178	2006 REFERENCE DOCUMENT

18.1	Breakdown of share capital as of December 31, 2006	p. 179
	Major changes in shareholdings during the last three fiscal years	180
	Exceeding Statutory Threshold Disclosure Requirements	180
	Disclosures of shareholdings made since January 1, 2006	181
	Breakdown of the share capital as of January 11, 2007	182

18.2	Different voting rights	p. 183

18.3	Control	p. 183

18.4	Agreement relating to the change in control	p. 183

As of December 31, 2006, the share capital of SUEZ was €2,554,888,806, made up of 1,277,444,403 fully paid-up shares with a par value of €2 each, representing 1,424,711,350 voting rights.	As of December31, 2006, SUEZ performed a survey of all identifiable bearer shares and identified approximately 420,000 individual shareholders.

18 .1 Breakdown of share capital as of December 31, 2006

	% share capital(a)	% voting rights(a)
Groupe Bruxelles Lambert (GBL)	8.0%	11.9%
Crédit Agricole Group(b)	3.4%	5.3%
Employee shareholdings(b)	3.1%	4.2%
CDC Group	2.8%	3.2%
Areva	2.2%	1.9%

CNP Assurances Group	1.6%	1.4%

Caixa Group	1.1%	0.9%

Sofina	1.2%	1.9%

Treasury stock	0.3%	-

Management	n.m.	n.m.

Public (to the Company’s knowledge, no shareholder in this category holds more than 5%of the share capital)	76.3%	69.3%

	100%	100%
(a) Calculated based on the number of shares and voting rights outstanding as of 12/31/2006. (b) SeeSection on “Exceeding Statutory Threshold Disclosure Requirements” below.

2006 REFERENCE DOCUMENT	179

MAJOR SHAREHOLDERS Breakdown of share capital as of December 31, 2006

Major changes in shareholdings during the last three fiscal years

	December 31, 2004		December 31, 2005		December 31, 2006
	% share capital	% voting rights	% share capital	% voting rights	% share capital	% voting rights
Groupe Bruxelles Lambert (GBL)	7.1	12.3	7.3	11.5	8.0	11.9

Employee Shareholdings	4.2	5.1	3.3	3.5	3.1	4.2

Crédit Agricole Group*	3.4	5.8	3.4	5.5	3.4	5.3

CDC Group	3.1	3.7	2.8	3.3	2.8	3.2

Cogema/Areva	2.2	4.0	2.2	2.0	2.2	1.9

CNP Assurances	1.6	1.5	1.6	1.5	1.6	1.4

Caixa Group	1.5	1.4	1.4	1.2	1.1	0.9

Sofina	1.2	1.0	1.1	1.0	1.2	1.9

* See Section on “Exceeding Statutory Threshold Disclosure Requirements” below

The difference observed between percentage interests in the share capital and voting rights is due to the following:

•   the Company’s bylaws confer double voting rights on SUEZ shares held by the same shareholder for over two years in registered form;

• applicable law cancels voting rights attached to treasury stock held by the Company. To the Company’s knowledge, there are no shareholder agreements with regard to the capital of SUEZ.

Exceeding Statutory Threshold Disclosure Requirements

For technical reasons relating to regulations governing transparency, Crédit Agricole Group disclosures include the SUEZ shares (15.4 million shares as of December 31, 2006) held to cover the Crédit Agricole Group’s commitments with regard to SUEZ Group employees within the scope of international employee savings plans, which are the subject of agreements according to which the voting rights attached to these shares may be exercised as decided by a body comprised (in the same way as the Supervisory Boards of French company mutual funds) of employees and representatives of companies of the SUEZ Group.

In the light of these agreements, the shares held as mentioned above are entered in our various tables showing the breakdown of capital under the heading “Employee shareholdings” and not under Crédit Agricole.

180	2006 REFERENCE DOCUMENT

MAJOR SHAREHOLDERS Breakdown of share capital as of December 31, 2006

Disclosures of shareholdings made since January 1, 2006

Date of crossing	Upwards/downwards	% held	Reporting Entity

January 6, 2006	Downwards	1.9%	Société Générale

January 18, 2006	Downwards	4.6%*	Crédit Agricole

January 27, 2006	Downwards	0.3%	Société Générale

February 23, 2006	Upwards	1.1%	Ubs Investment Bank

February 27, 2006	Downwards	0.7%	Ubs Global Asset Mgt

March 29, 2006	Downwards	0.9%	Ubs Investment Bank

March 31, 2006	Upwards	1.4%	Ubs Investment Bank

March 31, 2006	Downwards	0.7%	Société Générale

April 5, 2006	Downwards	0.8%	Ubs Investment Bank

April 12, 2006	Upwards	1.6%	Ubs Investment Bank

April 17, 2006	Downwards	0.6%	Ubs Investment Bank

April 18, 2006	Upwards	1.3%	Ubs Investment Bank

April 20, 2006	Downwards	0.9%	Ubs Investment Bank

April 21, 2006	Upwards	1.3%	Société Générale

May 5, 2006	Upwards	2.9%	Société Générale

May 8, 2006	Upwards	1.6%	Ubs Investment Bank

May 19, 2006	Downwards	1.4%	Société Générale

May 26, 2006	Upwards	2.6%	Société Générale

June 8, 2006	Downwards	0.8%	Ubs Investment Bank

June 9, 2006	Downwards	1.9%	Société Générale

June 12, 2006	Upwards	2.1%	Ubs Investment Bank

June 13, 2006	Downwards	1.4%	Ubs Investment Bank

June 16, 2006	Downwards	1.1%	Société Générale

June 22, 2006	Upwards	8.0%	Groupe Bruxelles Lambert
June 23, 2006	Downwards	0.7%	Société Générale
October 16, 2006	Upwards	1.0%	Ubs Global Asset Mgt
October 19, 2006	Downwards	7.99%	Groupe Bruxelles Lambert
October 20, 2006	Downwards	1.0%	Ubs Investment Bank
November 8, 2006	Upwards	1.5%	Ubs Investment Bank

December 8, 2006	Downwards	1.6%	Franklin Resources Inc

December 28, 2006	Downwards	1.1%	Caixa

December 28, 2006	Upwards	1.1%	Negocio De Finanzas E Inversiones ISL

January 3, 2007	Downwards	0%	Negocio De Finanzas E Inversiones ISL

January 4, 2007	Upwards	9.1%	Groupe Bruxelles Lambert

January 11, 2007	Upwards	13%**	Groupe Bruxelles Lambert

January 26, 2007	Upwards	2.0%	Ubs Investment Bank

2006 REFERENCE DOCUMENT	181

MAJOR SHAREHOLDERS Breakdown of share capital as of December 31, 2006

Date of crossing	Upwards/downwards	% held	Reporting Entity

January 29, 2007	Downwards	1.4%	Ubs Investment Bank

January 31, 2007	Upwards	2.1%	Ubs Investment Bank

February 1, 2007	Downwards	1.3%	Ubs Investment Bank

March 7, 2007	Upwards	2.1%	Ubs Investment Bank

*    This disclosure includes the shares held to cover the Crédit Agricole S.A. Group’s commitments with regard to SUEZ Group employees within the scope of international employee savings plans, which are the subject of agreements according to which the voting rights attached to these shares may be exercised as decided by a body comprised (in the same way as the Supervisory Boards of French company mutual funds) of employees and representatives of companies of the SUEZ Group.

**   Disclosure of the number of voting rights held.

Breakdown of the share capital as of January 11, 2007

	% share capital(a)	% voting rights(a)

Groupe Bruxelles Lambert (GBL)	9.6%	13.4%

Crédit Agricole Group(a)	3.4%	5.3%

Employee shareholdings(b)	3.1%	4.2%

CDC Group	2.8%	3.2%

Areva	2.2%	1.9%

CNP Assurances Group	1.6%	1.4%

Caixa Group	0%	0%

Sofina	1.2%	1.9%

Treasury stock	0.3%	–

Management	n.m.	n.m.

Public (to the Company’s knowledge, no shareholder in this category holds more than 5% of the share capital	75.8%	68.7%

	100%	100%
(a) Calculated based on the number of shares and voting rights outstanding as of 12/31/2006 (b) See Section on “Exceeding Statutory Threshold Disclosure Requirements” above.

182	2006 REFERENCE DOCUMENT

MAJOR SHAREHOLDERS Agreement relating to the change in control

18 .2 Different voting rights

Double voting rights are attributed, in proportion to the percentage of share capital they represent, to all fully paid-up shares held in registered form for at least two years in the name of the same shareholder or of this shareholder and individuals whose rights he holds, either intestate or by virtue of a will, as a result of the division of marital property between spouses or through inter vivos donation to a spouse or relative entitled to a share in the deceased’s estate.

In the event of an increase in share capital by capitalization of earnings, reserves or additional paid-in capital, double voting rights shall be conferred, from issuance, on registered shares allotted free to shareholders in respect of existing shares which benefit from such rights.

Double voting rights attached to shares cease on the conversion of such shares to bearer shares or their transfer to another shareholder, with the exception of registered to registered transfers as a result of an inheritance or family gift.

Double voting rights can only be cancelled:

•   by a decision made at an Extraordinary Shareholders’ Meeting by all the shareholders with a view to amending the bylaws;

•   subject to the ratification of such decision by the Special Meeting of shareholders that hold double voting rights, which must approve this cancellation by a two-thirds majority.

As of December 31, 2006, after deduction of treasury stock, the Company had 151,345,449 shares carrying double voting rights.

18 .3 Control Not applicable. 18 .4 Agreement relating to the change in control

As of the date hereof, to SUEZ’s knowledge, there is no agreement relating to an option with regard to any entity that is a member of the SUEZ Group or any agreement which, if implemented, could lead to a change in its control.

2006 REFERENCE DOCUMENT	183

MAJOR SHAREHOLDERS

184	2006 REFERENCE DOCUMENT

19.1 Joint ventures	p. 185

19.2 Associates	p. 186

19.3 Shareholders	p. 187

The inclusion of this note within the Reference Document is aimed at ensuring transparency in the relationship between the Group and its shareholders and their representatives, as well as in the links between the Group and related companies that it does not exclusively control (joint ventures or associates).

Only material transactions are described below.

Compensation payable to members of the Executive Committee and to directors is disclosed in a separate note (see Chapter 20, Note 35, “Executive compensation”).

19 .1 Joint ventures

Itasa

Itasa is a Brazilian subsidiary 48.75%-owned by Tractebel Energia, which is in turn 68.7%-owned by SUEZ Group.

Tractebel Energia entered into an electricity purchase agreement with Itasa, which generated costs of €38.6million for Tractebel Energia in 2006, unchanged from 2005.

Electroandina

The Group holds a 33.25% interest in Chilean-based Electroandina through Suez-Tractebel and Inversiones Tocopilla.

Gasoducto Nor Andino transports gas purchased by Electroandina. In connection with this arrangement, Gasoducto invoiced services in an amount of €38.2 in 2006, compared to €38.9 million in 2005.

Acea-Electrabel group (Italy)

Electrabel Italia is a wholly-owned subsidiary of Electrabel, and has a 40.59% interest in Acea-Electrabel which itself owns several subsidiaries.

In 2006 Electrabel SA sold Alp Energie to the Acea-Electrabel group.

Alp Energie, which sells on to its customers the electricity sold by Acea-Electrabel group entities, was absorbed by Acea Electrabel Elettricita Spa. In 2006, purchases by the SUEZ Group from the Acea-Electrabel group amounted to €28.8 million.

In addition, SUEZ sold electricity and gas to the Acea-Electrabel group for an amount of €146.4 million in 2006, compared to €77.2 million in 2005.

The SUEZ Group also granted loans totaling €380 million to the Acea-Electrabel group in 2006.

Zandvliet Power

Zandvliet Power is a 50-50 joint venture between Electrabel (98.62%-owned by SUEZ) and RWE.

Electrabel granted a loan to Zandvliet Power totaling €95.8 million at December 31, 2006, compared to €95.3 million at December 31, 2005.

2006 REFERENCE DOCUMENT	185

RELATED PARTY TRANSACTIONS Associates

19 .2 Associates

Elia System Operator (ESO)/Elia

Elia is a listed company 27.1%-owned by Electrabel.

Elia, a subsidiary of Elia System Operator (ESO), was set up in 2001 as grid operator of the high-voltage electricity transmission network in Belgium. ESO and Elia have been accounted for by the equity method since ESO was appointed to manage the transmission network by the Belgian Federal Council of Ministers. Transmission fees are subject to the approval of the Belgian Electricity and Gas Regulatory Commission (CREG).

Electrabel paid ESO/Elia electricity transmission fees totaling €200.2 million in 2006 and €251.2 million in 2005. Amounts owed to ESO/Elia totaled €5.5 million at December 31, 2006, versus €12.5 million at December 31, 2005.

The Group billed ESO/Elia for services totaling €97 million in 2006, compared to €100 million in 2005.

Finally, the Group had granted ESO/Elia a loan amounting to €808.4 million at December 31, 2006 (€354.8 million maturing in 2009 and €453.6 million maturing in 2010 and thereafter), compared to €808.4 million at December 31, 2005. In 2006, the loan generated financial revenues of €31.8 million, compared to €29.9 million in 2005.

Electrabel SA granted Elia guarantees for an amount of €10.6 million corresponding to future payments of access rights to high-voltage networks.

Mixed inter-municipal companies

Electrabel exercises significant influence over the mixed inter-municipal companies.

The equity-accounted mixed inter-municipal companies distribute gas and electricity produced by Electrabel and Distrigas to non-industrial Belgian customers that are not eligible for deregulation. Electrabel sold the mixed inter-municipal companies €931.1 million of electricity and gas in 2006 versus €738.6 million in 2005.

Electrabel and Electrabel Customer Solutions paid gas and electricity distribution costs to the mixed inter-municipal companies amounting to €1,203.2 million in 2006, compared to €1,078.7 million in 2005.

Some of the mixed inter-municipal companies employ no personnel. In accordance with the bylaws, Electrabel makes personnel available to these companies with a view to carrying out daily distribution services. Electrabel bills these mixed inter-municipal companies for all work, supplies and services provided to them. Amounts billed to the mixed inter-municipal companies totaled €582.7 million in 2006, versus €1,431.2 million in 2005. This change results from the disposal of Electrabel Netten Vlaanderen and the creation of Brussels Network Operations.

Receivables relating to gas and electricity supply and other services stood at €111.4 million at December 31, 2006 versus €78.1 million at December 31, 2005.

Electrabel’s payables to the mixed inter-municipal companies stood at €274.8 million at December 31, 2006, versus €337.4 million at December 31, 2005.

At December 31, 2006, Electrabel had granted cash advances totaling €341 million to the mixed inter-municipal companies, compared to €398.8 million at December 31, 2005. Amounts due to the mixed inter-municipal companies by Electrabel came to €44.2 million at end-2006, compared with €26.2 million at end-2005.

Electrabel’s reimbursement right in connection with the pension obligations relating to its distribution employees stood at €377.9 million at December 31, 2006, versus €1,191 million at December 31, 2005. The change in this item reflects the sale of Electrabel Netten Vlaanderen and the creation of Brussels Network Operations.

Compagnie Nationale du Rhône (CNR)

CNR is 49.3%-owned by Electrabel.

Within the scope of purchase and sale agreements signed with CNR, the Group acquired €82.6 million of electricity in 2006 from CNR, compared with €42.9 million in 2005. The Group also sold €22.7 million of electricity under these contracts in 2006, versus €27.5 million in 2005.

Sohar

Sohar is 50%-owned by Suez-Tractebel, itself wholly owned by SUEZ Group.

SUEZ provided Sohar with performance bonds and delivery guarantees capped at €67.8 million. Sohar builds and operates a power station and a water desalination plant in Oman.

Contassur

Contassur is 10%-owned by Suez-Tractebel and 5%-owned by Electrabel.

Contassur is a captive insurance company accounted for under the equity method. The pension fund trusts for certain employees of the Group have entered into insurance contracts with Contassur.

These insurance contracts give rise to reimbursement rights, and are therefore recorded under “Other assets” in the balance sheet in the amounts of €186.6 million and €318 million at December 31, 2006 and 2005, respectively.

186	2006 REFERENCE DOCUMENT

RELATED PARTY TRANSACTIONS Shareholders

19 .3 Shareholders

Compagnie Nationale à Portefeuille (CNP)

In the organization chart of Groupe Bruxelles Lambert’s 2005 annual report, CNP is shown as one of its controlling entities. At December 31, 2006, Groupe Bruxelles Lambert owns an 8% stake in SUEZ.

SUEZ sold its residual 5% interest in M6 to CNP’s wholly-owned subsidiary, Swilux, for an amount of €163 million. The

Group recognized a net capital gain of €120 million on this transaction in first-half 2006. SUEZ no longer holds any interests in M6.

The Group has also sold all of its shares in Trasys, a specialized IT consulting and services company, to GIB for €32.8 million. GIB is jointly controlled by Ackermans & Van Haaren and CNP. This transaction generated a net capital gain of €24 million for SUEZ.

2006 REFERENCE DOCUMENT	187

RELATED PARTY TRANSACTIONS

188	2006 REFERENCE DOCUMENT

20.4	Dividend distribution policy	p. 301
20.4.1	Dividend per share	301

20.5	Legal procedings and arbitrations	p. 302
	Competition and industry concentration	302
	Disputes and arbitration	302

20.6	Significant change in the financial or commercial situation	p. 305

2006 REFERENCE DOCUMENT	189

FINANCIAL INFORMATION CONCERNING THE ASSETS AND LIABILITIES, FINANCIAL POSITION AND RESULTS OF THE ISSUER Consolidated financial statements

20 .1 Consolidated financial statements Key figures

In millions of euros			IFRS
	2006	2005	2004
1. Revenues	44,289.2	41,488.9	38,057.7

of which revenues generated outside France	33,480.3	31,769.2	29,481.1

2. Income

- Gross operating income	7,083.3	6,508.2	5,932.4

- Current income	4,496.5	3,902.2	3,736.7

- Net income Group share	3,606.3	2,512.7	1,696.4

3. Cash flow

Cash flow from operating activities	5,172.2	5,825.5	4,970.1

Cash generated from operations before income tax and working capital requirements	6,383.5	5,750.9	5,680.8

Cash flow from (used in) investing activities	(365.9)	(8,992.0)	124.0

Cash flow from (used in) financing activities	(6,938.1)	6,488.3	(8,083.4)

4. Balance sheet

Shareholders’ equity	19,503.8	16,255.9	7,773.8

Total equity	22,563.8	18,823.2	12,828.2

Total assets	73,434.6	80,443.1	60,292.3

5. Share data (in euros)

- Average number of shares outstanding(a)	1,261,287,823	1,053,241,249	995,133,046

- Number of shares at year-end	1,277,444,403	1,270,756,255	1,020,465,386

- Net earnings per share(b)	2.86	2.39	1.70

- Dividend distributed(b)	1.20	1.00	0.79

6. Total average workforce	186,198	208,891	217,180

- Fully consolidated companies	138,678	157,918	160,966

- Proportionately consolidated companies	38,567	41,673	50,614
- Equity accounted companies	8,953	9,300	5,600

(a)     Earnings per share is calculated based on the average number of shares outstanding, net of treasury shares.

(b)     2004 IFRS dividend adjusted for the impact of the capital increase with preferential subscription rights carried out in 2005. 2007 dividend: as recommended.

190	2006 REFERENCE DOCUMENT

FINANCIAL INFORMATION CONCERNING THE ASSETS AND LIABILITIES, FINANCIAL POSITION AND RESULTS OF THE ISSUER Consolidated financial statements

In millions of euros			French GAAP
	2004	2003	2002

1. Revenues	40,739.4	39,621.8	46,089.8

of which revenues generated outside France	31,278.7	29,871.3	36,119.5

Pro forma trading revenues (excluding energy trading)	40,739.4	39,621.8	40,783.9

of which revenues generated outside France	31,278.7	29,871.3	31,241.6

2. Income

- Gross operating income	6,198.2	6,010.9	7,253.7

- Operating income	3,601.3	3,204.9	3,707.6

- Net income Group share	1,804.4	(2,165.2)	(862.5)

3. Cash flow

Cash flow from operating activities	4,376.5	4,495.6	4,826.5

of which gross cash flow	4,486.6	3,726.9	4,856.7

Cash flow from (used in) investing activities	(281.6)	3,607.9	(3,200.9)

Cash flow from (used in) financing activities	(7,084.1)	(6,190.0)	1,719.8

4. Balance sheet

Shareholders’ equity	7,922.5	6,895.7	10,577.5

Total equity	12,693.0	11,742.9	15,768.2

Total assets	62,981.9	69,950.2	84,151.3

5. Share data (in euros)

- Average number of shares outstanding(a)	995,133,046	993,508,578	991,270,887

- Number of shares at year-end	1,020,465,386	1,007,679,806	1,007,422,403

- Net earnings/(loss) per share(a)	1.81	(2.18)	(0.87)

- Dividend distributed	0.80	0.71	0.71

6. Total average workforce	217,180	233,009	241,607

- Fully consolidated companies	160,966	173,368	189,062

- Proportionately consolidated companies	50,614	49,694	26,680

- Equity accounted companies	5,600	9,947	25,865
(a) Earnings per share is calculated based on the average number of shares outstanding, net of treasury shares.

2006 REFERENCE DOCUMENT	191

FINANCIAL INFORMATION CONCERNING THE ASSETS AND LIABILITIES, FINANCIAL POSITION AND RESULTS OF THE ISSUER Consolidated financial statements

Consolidated balance sheets
Assets

In millions of euros	Notes	Dec. 31, 2006	Dec. 31, 2005*	Jan. 1, 2005*	Dec. 31, 2004* (IAS 32/39 format)

NON-CURRENT ASSETS

Intangible assets, net	15	3,488.1	3,453.5	3,352.9	3,352.9

Goodwill	14	13,404.6	13,033.2	5,322.3	5,322.3

Property, plant and equipment, net	16.1	21,002.8	20,212.4	19,366.7	19,366.7

Available-for-sale securities	19.1	2,816.5	2,671.5	2,222.6	1,654.7

Loans and receivables carried at amortized cost	19.3	2,170.1	2,440.2	2,532.8	2,036.3

Derivative instruments (incl. commodity derivatives)	19.2	1,014.1	2,145.9	1,072.9

Investments in associates	17	1,259.7	3,154.9	2,487.1	2,922.6

Other non-current assets	21	778.8	1,686.5	1,726.8	1,727.8

Deferred tax assets	12.3	871.0	1,225.2	984.1	756.8

TOTAL NON-CURRENT ASSETS		46,805.7	50,023.3	39,068.2	37,140.1

CURRENT ASSETS

Available-for-sale securities	19.1			1,424.5	1,232.7

Loans and receivables carried at amortized cost	19.3	298.8	194.0	591.7	584.6

Derivative instruments (incl. commodity derivatives)	19.2	3,318.6	4,533.3	1,034.4

Trade and other receivables	19.4	10,412.2	10,394.7	9,733.4	9,733.9

Inventories	20	1,483.4	1,344.8	1,145.6	1,145.7

Other current assets	21	2,336.6	2,693.1	2,740.5	3,130.8

Financial assets at fair value through income	19.5	833.0	885.6	420.3	412.9

Cash and cash equivalents	26	7,946.3	10,374.4	6,886.2	6,911.6

TOTAL CURRENT ASSETS		26,628.9	30,419.8	23,976.6	23,152.2

TOTAL ASSETS		73,434.6	80,443.1	63,044.8	60,292.3
* The comparative statements have been restated in respect of the amendment to IAS 19, Employee Benefits (see note 24)

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Liabilities
In millions of euros	Notes	Dec. 31, 2006	Dec. 31, 2005*	Jan. 1, 2005*	Dec. 31, 2004 * (IAS 32/39 format)
Shareholders’ equity	22	19,503.8	16,255.9	7,965.8	7,773.8

Minority interests		3,060.0	2,567.3	5,104.0	5,054.4

TOTAL EQUITY		22,563.8	18,823.2	13,069.8	12,828.2

NON-CURRENT LIABILITIES

Provisions	23	8,419.7	9,118.8	8,515.6	8,543.9

Long-term borrowings	26	13,000.6	16,406.9	16,708.7	16,251.6

Derivative instruments (incl. commodity derivatives)	25.2	711.7	2,191.7	600.7

Other financial liabilities	25.4	467.5	858.5	442.5	443.1

Other non-current liabilities		917.3	949.5	1,078.8	1,080.5

Deferred tax liabilities	12.3	1,444.5	1,165.8	1,082.7	964.4

TOTAL NON-CURRENT LIABILITIES		24,961.3	30,691.2	28,429.0	27,283.5

CURRENT LIABILITIES

Provisions	23	1,366.1	1,724.4	1,861.2	1,872.3

Short-term borrowings	26	6,678.5	9,079.9	4,214.7	4,001.5

Derivative instruments (incl. commodity derivatives)	25.2	3,369.5	5,188.9	1,340.0

Trade and other payables	25.3	9,209.4	10,078.8	9,199.0	9,204.2

Other current liabilities		5,286.0	4,856.7	4,931.1	5,102.6

TOTAL CURRENT LIABILITIES		25,909.5	30,928.7	21,546.0	20,180.6

TOTAL EQUITY AND LIABILITIES		73,434.6	80,443.1	63,044.8	60,292.3

* The comparative statements have been restated in respect of the amendment to IAS 19, Employee Benefits (see note 24)*

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Consolidated income statements

In millions of euros	Notes	December 31, 2006*	December 31, 2005*	December 31, 2004*

Revenues	4	44,289.2	41,488.9	38,057.7

Other operating income	6	919.6	957.9	1,155.5

Purchases		(21,010.0)	(18,678.7)	(16,136.5)

Personnel costs	5	(7,640.8)	(7,902.9)	(7,831.9)

Depreciation, amortization and provisions	7	(1,684.8)	(1,701.9)	(1,636.9)

Other operating expenses	6	(10,376.7)	(10,261.1)	(9,871.2)

CURRENT OPERATING INCOME		4,496.5	3,902.2	3,736.7
Mark-to-market on commodity contracts other than trading instruments	27	17.1	(151.1)	0.0

Impairment of property, plant and equipment, intangible assets and financial assets	8	(150.3)	(657.9)	(268.2)

Restructuring costs	9	(88.8)	(101.5)	(73.8)

Disposals of assets, net	10	1,093.1	1,529.9	144.9

INCOME FROM OPERATING ACTIVITIES		5,367.6	4,521.6	3,539.6

Financial expenses		(1,610.6)	(1,582.2)	(1,658.6)

Financial income		879.6	856.9	579.5

Financial loss	11	(731.0)	(725.3)	(1,079.1)

Income tax expense	12	(815.1)	(585.3)	(926.0)

Share in net income of associates	17	372.7	565.5	276.9

Net income from discontinued operations	2			716.4

NET INCOME		4,194.2	3,776.5	2,527.8

Minority interests		587.9	1,263.8	831.4

Net income Group share		3,606.3	2,512.7	1,696.4

EARNINGS PER SHARE	13	2.86	2.39	1.70

DILUTED EARNINGS PER SHARE	13	2.83	2.36	1.69

DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS	13	2.83	2.36	0.98

* The comparative statements have been restated in respect of the amendment to IAS 19, Employee Benefits (see note 24)

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Consolidated cash flow statements

In millions of euros	December 31, 2006	December 31, 2005	December 31, 2004
NET INCOME	4,194.2	3,776.5	2,527.8

- Share in net income of associates	372.7	565.5	281.7

+ Dividends received from associates	355.7	467.1	531.6

- Net depreciation, amortization and provisions	(1,743.3)	(2,242.7)	(1,770.0)

- Net capital gains on disposals (incl. Reversals of provisions)	1,097.7	1,652.9	177.8

- Net income from discontinued operations			716.4

- Mark-to-market on commodity contracts other than trading instruments	17.1	(151.1)

- Other items with no cash impact	(31.7)	(21.4)	(22.2)

- Income tax expense	(815.1)	(585.3)	(926.0)

- Financial loss	(731.0)	(725.3)	(1,079.1)

CASH GENERATED FROM OPERATIONS BEFORE INCOME TAX

AND WORKING CAPITAL REQUIREMENTS	6,383.5	5,750.9	5,680.8

+ Tax paid	(985.4)	(722.9)	(729.3)

CHANGE IN WORKING CAPITAL REQUIREMENTS	(225.9)	797.5	18.6

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES	5,172.2	5,825.5	4,970.1

Acquisitions of property, plant and equipment and intangible assets	(2,367.6)	(2,667.1)	(2,036.7)

Acquisitions of entities net of cash and cash equivalents acquired (1)	(1,088.2)	(9,060.2)	(520.0)

Acquisitions of available-for-sale securities	(315.6)	(526.6)	(159.6)

Disposals of property, plant and equipment and intangible assets	181.8	355.0	341.0

Disposals of entities net of cash and cash equivalents sold	2,009.9	1,972.9	1,598.5

Disposals of available-for-sale securities	777.8	650.1	733.0

Interest received on non-current financial assets	151.3	69.8	137.6

Dividends received on non-current financial assets	288.7	134.3	104.8

Change in loans and receivables originated by the Group and other	(4.0)	79.7	(74.6)

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES	(365.9)	(8,992.0)	124.0

Dividends paid	(1,720.9)	(1,521.6)	(1,490.2)
Repayment of borrowings and long-term debt	(8,744.0)	(3,245.8)	(7,926.6)
Change in financial assets at fair value through income	346.3	(538.4)	(20.1)
Interest paid	(1,081.4)	(1,029.2)	(1,283.1)
Interest received on cash and cash equivalents	326.9	347.3	185.7
Increase in borrowings and long-term debt	3,538.3	8,515.5	2,114.0
Increase in capital(1)	162.4	2,962.1	318.4
Assignment of litigious receivables		995.4
Treasury stock movements	234.3	2.9	18.5

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	(6,938.1)	6,488.3	(8,083.4)

Effect of changes consolidation method, exchange rates and other	(296.3)	166.3	97.7

TOTAL CASH FLOW FOR THE PERIOD	(2,428.1)	3,488.2	(2,891.5)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD(2)	10,374.4	6,886.2	9,803.1

CASH AND CASH EQUIVALENTS AT END OF PERIOD	7,946.3	10,374.4	6,911.6

In 2005:

(1) Excluding V ZV2,414 million corresponding to the issue of SUEZ shares as part of the tender offer for Electrabel.

(2) Negative impact of first-time adoption of IAS 32/39 on the opening balance sheet: €25.4 million.

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Consolidated statements of changes in equity

	Number of shares	Share capital	Addi- tional paid-in capital	Con- solidated reserves and net income	Fair value adjust- ments and other	Treasury stock	Cumu- lative transla- tion adjust- ment	Share- holders’ equity	Minority interests	Total
Equity under French GAAP at December 31, 2003	1,007,679,806	2,015.3	6,470.0	1,021.7		(372.6)	(2,238.8)	6,895.6	4,847.3	11,742.9
Impact of the first-time adoption of IFRS at January
1, 2004				(2,185.8)			2,238.8	53.0	327.9	380.9
Equity under IFRS at January 1, 2004	1,007,679,806	2,015.3	6,470.0	(1,164.1)		(372.6)		6,948.6	5,175.2	12,123.8
Translation adjustments							(156.2)	(156.2)	42.1	(114.1)
Impact of discontinuation of the “corridor method” (IAS
19)					(89.5)			(89.5)	(34.3)	(123.8)
Deferred taxes					25.8			25.8	10.0	35.8
Net income and expenses recognized directly in equity					(63.7)		(156.2)	(219.9)	17.8	(202.1)
Net income				1,697.0		(0.6)		1,696.4	831.4	2,527.8
Total recognized income and expenses for the period				1,697.0	(63.7)	(0.6)	(156.2)	1,476.5	849.2	2,325.7
Conversion of bonds	4,222	0.0	0.1					0.1		0.1
Shares issued for employees and share-based payment	12,781,358	25.6	151.7	17.8				195.1		195.1
Dividends paid				(859.1)		0.6		(858.5)	(631.7)	(1,490.2)
Net acquisitions of treasury stock				(1.8)		20.3		18.5		18.5
Other changes				(6.5)				(6.5)	(338.3)	(344.8)
Equity under IFRS at December 31, 2004	1,020,465,386	2,040.9	6,621.8	(316.7)	(63.7)	(352.3)	(156.2)	7,773.8	5,054.4	12,828.2
First-time adoption of IAS
32/39				(364.9)	629.1	(3.0)	(68.9)	192.3	49.6	241.9
Available-for-sale financial assets					64.6			64.6	(33.7)	30.9
Net investment hedges					(117.7)			(117.7)	11.9	(105.8)
Cash flow hedges					(24.0)			(24.0)	9.7	(14.3)
Commodity cash flow hedges					(406.3)			(406.3)	(15.6)	(421.9)
Actuarial gains and losses					(261.5)			(261.5)	20.3	(241.2)
Deferred taxes					246.2			246.2	(8.5)	237.7
Assignment of litigious receivables				995.4				995.4		995.4
Translation adjustments					(29.4)		817.4	788.0	126.0	914.0
Net income and expenses recognized directly in equity				630.5	101.0	(3.0)	748.5	1,477.0	159.7	1,636.7
Net income				2,512.7				2,512.7	1,263.8	3,776.5
Total recognized income and expenses for the period				3,143.2	101.0	(3.0)	748.5	3,989.7	1,423.5	5,413.2
Conversion of bonds	11,665,701	23.3	183.5					206.8		206.8
Shares issued for employees and share-based payment	17,315,417	34.6	266.2	35.5				336.3		336.3
Increase in capital	221,309,751	442.6	4,307.4					4,750.0		4,750.0
Dividends paid				(806.7)				(806.7)	(714.5)	(1,521.2)
Net acquisitions of treasury stock				3.3		(0.4)		2.9		2.9
Other changes				3.1				3.1	(3,196.1)	(3,193.0)
Equity under IFRS at December 31, 2005	1,270,756,255	2,541.4	11,378.9	2,061.7	37.3	(355.7)	592.3	16,255.9	2,567.3	18,823.2

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	Number of shares	Share capital	Addi- tional paid-in capital	Con- solidated reserves and net income	Fair value adjust- ments and other	Treasury stock	Cumu- lative transla- tion adjust- ment	Share- holders’ equity	Minority interests	Total
Equity under IFRS at December 31, 2005	1,270,756,255	2,541.4	11,378.9	2,061.7	37.3	(355.7)	592.3	16,255.9	2,567.3	18,823.2
Available-for-sale financial assets					290.4			290.4	3.2	293.6
Net investment hedges					42.4			42.4	0.0	42.4
Cash flow hedges					87.3			87.3	2.6	89.9
Commodity cash flow hedges					658.5			658.5	(18.5)	640.0
Actuarial gains and losses					52.4			52.4	2.0	54.4
Deferred taxes					(318.3)			(318.3)	4.0	(314.3)
Translation adjustments					30.2		(349.9)	(319.7)	(77.8)	(397.5)
Net income and expenses recognized directly in equity					842.9		(349.9)	493.0	(84.5)	408.5
Net income				3,606.3				3,606.3	587.9	4,194.2
Total recognized income and expenses for the period				3,606.3	842.9		(349.9)	4,099.3	503.4	4,602.7
Shares issued for employees and share-based payment	6,388,344	12.8	149.3	42.9				205.0		205.0
Non-cash capital increase	299,804	0.6	6.2					6.8		6.8
Dividends paid				(1,260.2)				(1,260.2)	(460.7)	(1,720.9)
Net acquisitions of treasury stock				10.7		223.5		234.2		234.2
Other changes				(37.2)				(37.2)	450.0	412.8
Equity under IFRS at December 31, 2006	1,277,444,403	2,554.8	11,534.4	4,424.2	880.2	(132.2)	242.4	19,503.8	3,060.0	22,563.8
The comparative statements have been restated in respect of the amendment to IAS 19, Employee Benefits (see note 24)*

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20 .2 Notes to the consolidated financial statements

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Information on the SUEZ Group

SUEZ was incorporated on February 23, 1880. Its corporate life was extended for an additional 99 years in 1941.

The Company is headquartered at 16, rue de la Ville l’Evêque 75008 Paris – France.

SUEZ is a French société anonyme with a Board of Directors that is subject to the provisions of Book II of the French Commercial Code, as well as all other provisions of French law applicable to commercial companies.

It is governed by current and future laws and by regulations applicable to sociétés anonymes and its bylaws.

SUEZ shares are listed on the Paris, New York (United States), Brussels (Belgium), Zurich (Switzerland) and Luxembourg stock markets.

On March 7, 2007, the Board of Directors of SUEZ approved and authorized for issue the consolidated financial statements of SUEZ and its subsidiaries for the year ended December 31, 2006.

Note 1
Summary of significant accounting policies

Basis of preparation

Pursuant to European Regulation (EC) 809/2004 dated April 29, 2004 regarding prospectuses, financial information concerning the assets, liabilities, financial position, and profit and loss of SUEZ has been provided for the last three reporting periods (ended December 2004, 2005 and 2006) and have been prepared in accordance with the European Regulation (EC) 1606/2002 on International Accounting Standards (IFRS) dated July 19, 2002. The Group’s consolidated financial statements for the year ended December 31, 2006 have been prepared in accordance with IFRS as published by the International Accounting Standards Board (IASB) and adopted for use in the European Union at that date.

At December 31, 2006, IFRIC 12 was still being reviewed by the European Union. As SUEZ does not consider the interpretation to be incompatible with the standards adopted, it believes that the provisions set out therein may be used as guidance.

The accounting policies applied in the consolidated financial statements for the year ended December 31, 2006 are consistent with those used to prepare the consolidated financial statements for the year ended December 31, 2005, with the exception of:

IFRS standards and IFRIC interpretations applicable for 2006 annual financial statements:

•   IAS 19 – Employee Benefits, amendment to IAS 19;

•   IAS 21 – The Effect of Changes in Foreign Exchange Rates, Net Investment in a Foreign Operation amendment;

•   IAS 39 – Financial Instruments: Recognition and Measurement, Fair Value Option amendment;

•   IAS 39 – Financial Instruments: Recognition and Measurement, Financial Guarantee Contracts amendment;

•   IAS 39 – Financial Instruments: Recognition and Measurement, Cash Flow Hedge Accounting of Forecast Intra-group Transactions amendment;

• IFRS 6 – Exploration for and Evaluation of Mineral Assets;

•   IFRIC 5 – Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds;

•   IFRIC 6 – Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment.

In respect of the amendment to IAS 19, the Group decided to discontinue the corridor method and to elect the option whereby actuarial gains and losses resulting from changes in actuarial assumptions are recognized directly in equity in a statement of recognized income and expense (SORIE). This represents a change in accounting method applied retrospectively as from January 1, 2004.

Adoption of other standards, interpretations and amendments did not have any impact on the consolidated financial statements.

IFRS standards and IFRIC interpretations effective after 2006 that SUEZ has elected to early adopt

On November 30, 2006, the IFRIC published IFRIC 12 – Service Concession Arrangements which is effective for annual periods beginning on or after January 1, 2008, with earlier application permitted. As of December 31, 2005, in accordance with IAS 8 concerning the choice and application of accounting methods to be used in the absence of IFRS guidance, the Group had exercised its judgment to determine the accounting treatment to be applied in respect of concession arrangements. To exercise its judgment, and as specified by the IFRIC, SUEZ Management has taken as guidance the work carried out by the IFRIC, as set out in Draft Interpretations D12, D13 and D14. However, the Group had not used the specific transitional provisions available in the Exposure Drafts and had restated all such contracts at January 1, 2004. For the year ended December 31, 2006, SUEZ decided to apply the provisions of IFRIC 12 as adopted by the IASB. This decision has no impact on the Group’s consolidated financial statements since

1. As stipulated in the comments concerning certain Articles of European Regulation (EC) 1606/2002 of the European Parliament and of the Council on the application of international accounting standards, the Fourth Council Directive 78/660/EEC of July 25, 1978 and the Seventh Council Directive 83/349/EEC of June 13, 1983 on accounting, as released in November 2003.

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the methods used by SUEZ in 2004 and 2005 comply with the final IFRIC interpretation.

The Group has also chosen to early adopt IFRIC 9 – Reassessment of Embedded Derivatives, as the interpretation is consistent with the Group’s policy of accounting for embedded derivatives.

IFRS standards and IFRIC interpretations effective after 2006 that SUEZ has elected not to early adopt:

•    IAS 1 – Presentation of Financial Statements: the capital disclosures amendment adds requirements for disclosures in order to allow users of financial statements to assess the entity’s objectives, policies and processes for managing capital.

•    IFRS 7 – Financial Instruments: Disclosures, which defines the disclosures required to allow users of financial statements to assess the significance of financial instruments for an entity’s financial position and performance, as well as the nature and extent of risks arising from financial instruments.

•    IFRS 8 – Operating segments: this standard replaces IAS 14 and aligns segment reporting with the requirements of SFAS 131, which requires an entity to adopt the “management approach” to reporting on the financial performance of its segments.

The application of these three standards in 2007 will have no impact on the Group’s financial position but will modify the disclosures in the notes to the consolidated financial statements.

•    IFRIC 7 – Applying the Restatement Approach under IAS 29 – Financial Reporting in Hyperinflationary Economies.

•    IFRIC 8 – Scope of IFRS 2 clarifies the scope of IFRS 2 with regard to transactions in which the entity cannot identify specifically some or all of the goods or services received.

•    IFRIC 10 – Interim Financial Reporting and Impairment addresses an apparent conflict between the requirements of IAS 34 – Interim Financial Reporting and those in other standards on the recognition and reversal in financial statements of impairment losses on goodwill or available-for-sale securities.

•    IFRIC 11 – Group and Treasury Share Transactions provides guidance on (i) accounting for share-based payments involving a buyback of the entity’s own equity instruments and (ii) accounting for share-based payments involving the equity instruments of the parent in the subsidiary’s financial statements.

The Group does not expect the impact of applying these standards or interpretations to be material.

The SUEZ Group has elected to apply IAS 32 and IAS 39 with effect from January 1, 2005. Accordingly, the comparative data for the year ended December 31, 2004 do not reflect the impact of these standards.

Measurement basis

The consolidated financial statements have been prepared using a historical cost convention, except in the case of some financial instruments which are measured at fair value in conformity with the treatment of different categories of financial assets and liabilities defined by IAS 39.

Use of judgments and estimates

Estimates

The preparation of consolidated financial statements requires the use of estimates and assumptions to determine the assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses reported during the period.

Due to uncertainties inherent in the estimation process, the Group regularly revises its estimates in light of currently available information. Final outcome could differ from those estimates.

The main estimates used in preparing the Group’s consolidated financial statements relate chiefly to:

•    the measurement of the recoverable amount of property, plant and equipment and intangible assets (see Notes 1.E and 1.D);

•    the measurement of provisions (particularly for nuclear waste processing and storage, dismantling obligations and disputes (see Note 1.P);

•    capital renewal and replacement liabilities, pensions and other employee benefit obligations (see Note 1.P);

•    financial instruments (see Note 1.J);

•    un-metered revenues.

Recoverable amount of property, plant and equipment and intangible assets

The recoverable amount of goodwill, intangible assets and property, plant and equipment is based on estimates and assumptions regarding in particular the expected market outlook and future cash flows associated with the assets. Any changes in these assumptions may have a material impact on the measurement of the recoverable amount and could result in adjustments to the impairment expenses already booked.

Estimates of provisions

Parameters having a significant influence on the amount of provisions, and particularly, but not solely, those relating to nuclear power generation sites include the timing of expenditure and the discount rate applied to cash flows, as well as the actual level of expenditure. These parameters are based on information and estimates deemed to be appropriate by the Group at the current time.

To the Group’s best knowledge, there is no information suggesting that the parameters used taken as a whole are not appropriate. Further, the Group is not aware of any developments that are likely to have a material impact on the booked provisions.

Pensions and other employee benefit obligations

Pension commitments and other employee benefit obligations are measured on the basis of actuarial assumptions. The

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Group considers that the assumptions used to measure its obligations are appropriate and fair. However, any changes in these assumptions may have a material impact on the resulting calculations.

Financial instruments

To determine the fair value of financial instruments that are not listed on an active market, the Group uses valuation techniques that are based on certain assumptions. Any change in these assumptions could have a material impact on the resulting calculations.

Revenues

Revenues generated from types of customers whose energy consumption is metered during the accounting period, particularly customers supplied with low-voltage electricity or low-pressure gas, must be estimated at the balance sheet date based on historic data, consumption statistics and estimated selling prices. Network sales have become more difficult to calculate since the deregulation of the Belgian energy market in view of the larger number of grid operators. The Group is allocated a certain volume of energy transiting through the networks by the grid managers. The final allocations are often only known several months down the line, which means that revenue figures are only an estimate. However, the Group has developed measuring and modeling tools allowing it to estimate revenues with a satisfactory degree of accuracy and subsequently ensure that risks of error associated with estimating quantities sold and the resulting revenues can be considered as not material.

Current/non-current assets and liabilities

In accordance with IAS 1, the Group’s current and non-current assets and liabilities are shown separately on the consolidated balance sheet. For most of the Group’s activities, the breakdown into current and non-current items is based on when assets are expected to be realized, or liabilities extinguished. Assets expected to be realized or liabilities extinguished within 12 months of the balance sheet date are classified as current, while all other items are classified as non-current.

Judgments

As well as relying on estimates, Group management also has to use judgment to define the appropriate accounting treatment to apply to certain activities and transactions when the effective IFRS standards and interpretations in force do not specifically deal with certain accounting issues.

This particularly applies in relation to the recognition of concession arrangements (see Note 1.F), the classification of services contracts (see Note 1.H), the accounting treatment of acquisitions of minority interests and the identification of operations carried out in the normal course of business, as defined by IAS 39 for electricity and natural gas purchase and sale contracts.

Significant accounting policies

A. Scope and methods of consolidation

The consolidation methods used by the Group consist of the full consolidation method, the proportionate consolidation method or the equity method:

•    subsidiaries (companies over which the Group exercises exclusive control) are fully consolidated;

•    companies over which the Group exercises joint control are consolidated by the proportionate method, based on the Group’s percentage interest;

•    the equity method is used for all associate companies over which the Group exercises significant influence. In accordance with this method, the Group recognizes its proportionate share of the investee’s net income or loss on a separate line of the consolidated income statement under “Share in net income of associates”.

The Group analyzes what type of control exists on a case-by-case basis, taking into account the situations illustrated in IAS 27, 28 and 31.

The special purpose entities set up in connection with the Group’s securitization programs that are controlled by the Group are consolidated in accordance with the provisions of IAS 27 concerning consolidated financial statements and the related interpretation SIC 12 concerning the consolidation of special purpose entities.

All intra-group balances and transactions are eliminated on consolidation.

A list of the main fully consolidated companies, investments accounted for by the equity method and proportionately consolidated companies is presented in the Notes.

B. Foreign currency translation methods

1. Presentation currency of the consolidated financial

    statements

The Group’s consolidated financial statements are presented in euros (€), which is the functional currency of SUEZ SA.

2. Functional currency

Functional currency is the currency of the primary economic environment in which an entity operates, which in most cases corresponds to local currency. However, certain entities may have a functional currency different from local currency when that other currency is used for an entity’s main transactions and better reflects its economic environment.

3. Foreign currency transactions

Foreign currency transactions are recorded in the functional currency at the exchange rate prevailing on the date of the transaction. At each balance sheet date:

•    monetary assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. The

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related translation gains and losses are recorded in the consolidated statement of income for the year to which they relate;

•    non-monetary assets and liabilities denominated in foreign currencies are recognized at the historical cost applicable at the date of the transaction.

4.  Translation of the financial statements of subsidiaries with a functional currency other than the euro (the presentation currency)

The balance sheets of these subsidiaries are translated into euros at the official year-end exchange rates. Income statement and cash flow statement items are translated using the average exchange rate for the year. Any differences arising from the translation of the financial statements of these subsidiaries are recorded under “Cumulative translation adjustment” within equity.

Goodwill and fair value adjustments arising on the acquisition of foreign entities are qualified as assets and liabilities of those foreign entities and are therefore denominated in the functional currencies of the entities and translated at the year-end exchange rate.

Translation adjustments previously recorded under equity are taken to the consolidated income statement on the disposal of a foreign entity.

C. Business combinations

For business combinations carried out since January 1, 2004, the Group applies the purchase method as defined in IFRS 3, which consists in recognizing the acquiree’s identifiable assets, liabilities and contingent liabilities at their fair values at the acquisition date.

The cost of a business combination is the aggregate of the fair value, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the acquirer, in exchange for control of the acquiree; plus any costs directly attributable to the business combination. When a business combination agreement provides for an adjustment to the cost of the combination contingent on future events, the Group includes the amount of that adjustment in the cost of the combination at the acquisition date if the adjustment is probable and can be measured reliably.

The Group may recognize any adjustments to provisional values as a result of completing the initial accounting of a business combination within twelve months of the acquisition date.

D. Intangible assets

Intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

1. Goodwill

Recognition of goodwill

Goodwill represents the excess of the cost of a business combination (acquisition price of shares plus any costs directly attributable to the business combination) over the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities recognized at the acquisition date (except if the business combination is achieved in stages).

For a business combination achieved in stages – i.e., where the Group acquires a subsidiary through successive share purchases – the amount of goodwill is determined for each exchange transaction separately based on the fair values of the acquiree’s identifiable assets, liabilities and contingent liabilities at the date of each exchange transaction. Any difference arising from the application of these fair values to the Group’s existing interest and to minority interests is a revaluation and is therefore recognized in equity.

In the absence of specific IFRS guidance addressing acquisitions of minority interests, the Group continues not to recognize any additional fair value adjustments to identifiable assets and liabilities when it acquires additional shares in a subsidiary that is already fully consolidated. In such a case, the additional goodwill corresponds to the excess of the acquisition price of the additional shares purchased over the Group’s additional interest in the net assets of the company concerned.

If the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of the business combination, the excess is recognized immediately in the consolidated income statement.

Goodwill relating to investments in associates is recorded under “Investments in associates”.

Measurement of goodwill

Goodwill is not amortized. Impairment tests are carried out each year, or more frequently where an indication of impairment is identified. Impairment tests are carried out at the level of Cash Generating Units (CGUs) which constitute groups of assets generating cash inflows that are largely independent of the cash inflows from other Cash Generating Units (CGUs).

The methods used to carry out these impairment tests are described in Note 1.G “Recoverable amount of property, plant and equipment and intangible assets”.

Impairment losses in relation to goodwill cannot be reversed and are shown under “Impairment” in the consolidated income statement.

Impairment losses on goodwill relating to associate companies are reported under “Share in net income of associates”.

2. Other intangible assets

Development costs

Research costs are expensed as incurred.

Development costs are capitalized when the asset recognition criteria set out in IAS 38 are met. Capitalized development costs are amortized over the useful life of the intangible asset recognized. In view of the Group’s activities, capitalized development costs are not material.

Other internally-generated or acquired intangible assets

Other intangible assets include mainly:

•    amounts paid or payable as consideration for rights relating to concession contracts or public service contracts;

•    customer portfolios acquired on business combinations;

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•   power station capacity rights: the Group helped to finance the construction of certain nuclear power stations operated by third parties and in consideration received the right to purchase a share of the production over the useful life of the assets. These capacity rights are amortized on a straight-line basis over the useful life of the underlying assets, not to exceed 40 years;

•   surface and underground water drawing rights, which are not amortized as they are granted indefinitely;

•   concession assets;

•   greenhouse gas (CO2) emission allowances.

Intangible assets are amortized on a straight-line basis over the following useful lives (in years):

Intangible assets that are not amortized are tested for impairment annually.

Intangible assets are tested for impairment at the level of the individual asset or the Cash Generating Unit as appropriate, determined in accordance with IAS 36. If the recoverable amount of an asset is lower than its carrying amount, the carrying amount is reduced to the recoverable amount by recording an impairment loss. After the recognition of an impairment loss, the amortization expense for the asset is adjusted in future periods to allocate the asset’s revised carrying amount, less its residual value (if any), on a systematic basis over its remaining useful life. Impairment losses recorded in relation to intangible assets may be subsequently reversed if their recoverable amount is once again higher than their carrying amount. The increased carrying amount of an intangible attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined (net of amortization) had no impairment loss been recognized in prior periods. The methods used for performing these impairment tests are described in Note 1.G.

E. Property, plant and equipment

Initial recognition and subsequent measurement

Items of property, plant and equipment are recognized at historical cost less any accumulated depreciation and any accumulated impairment losses.

The carrying amount of these items is not revalued as the Group has elected not to apply the allowed alternative method, which consists of regularly revaluing one or more categories of property, plant and equipment.

Investment subsidies are deducted from the gross value of the assets concerned.

In accordance with IAS 16, the initial cost of the item of property, plant and equipment includes an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, when the entity has a present legal or constructive obligation to dismantle the item or restore the site. The amount recognized in assets for dismantling costs is recorded as a liability in the same amount (see Note 1.P).

Property, plant and equipment acquired under finance leases are carried in the consolidated balance sheet at the lower of market value and the present value of the related minimum lease payments. The corresponding liability is recognized under borrowings. These assets are depreciated using the same methods and useful lives as set out below.

In accordance with the allowed alternative accounting treatment provided for in IAS 23, borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

Depreciation

In accordance with the components approach, each significant component of an item of property, plant and equipment with a different useful life from that of the main asset to which it relates is depreciated separately over its own useful life.

	Useful life MinimumMaximum
Concession rights	10	65
Customer portfolios	10	40
Other intangible assets	1	40

Some intangible assets with an indefinite useful life are not amortized.

Accounting treatment of greenhouse gas emissions allowances

Under European Directive 2003/87/EC establishing a greenhouse gas (GHG) emissions allowance trading scheme within the European Union, several of the Group’s industrial sites were granted GHG emission rights free of charge. In accordance with the Directive, each year the sites concerned have to surrender a number of allowances equal to the total emissions from the installations during the previous calendar year. Therefore, the Group may have to purchase emissions allowances on pollution rights markets in order to cover any shortfall in the allowances required for surrender.

As there are no specific rules under IFRS dealing with the accounting treatment of GHG emissions allowances, the Group has decided to apply the following principles:

•   pollution rights are classified as intangible assets;

•   GHG emissions allowances granted free of charge by the State are recorded in the consolidated balance sheet at nil;

•   rights purchased for consideration on the market are recognized at acquisition cost.

The Group records a liability at year-end in the event that it does not have enough allowances to cover its GHG emissions during the period. This liability is measured on the basis of the market price of the allowances required to meet its obligations at year-end.

Impairment tests

In accordance with IAS 36, impairment tests are carried out on intangible assets where there is an indication that the assets may be impaired. Such indications may be based on events or changes in the market environment, or on internal sources of information.

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Property, plant and equipment is depreciated using the straight-line method over the following useful lives:

F. Concessions

SIC 29, Disclosure – Service Concession Arrangements was published in May 2001 and prescribes the information that should be disclosed in the notes to the financial statements of a concession grantor and a concession operator.

Main depreciation periods (years)	Minimum	Maximum

Plant and equipment

- Energy

Production – Transport	5	40

Installation – Maintenance	3	10

Hydraulic fixtures and fittings	20	65

- Environment	2	70

Other property, plant and equipment	2	33

The range of useful lives is due to the diversity of the assets in each category. The minimum periods relate to smaller equipment and furniture, while the maximum periods concern network infrastructures. In accordance with the law of January 31, 2003 adopted by the Belgian Chamber of Representatives with respect to the gradual phase-out of nuclear energy for the industrial production of electricity, the useful lives of nuclear power stations have been reviewed and adjusted prospectively to 40 years as from January 1, 2003.

Fixtures and fittings relating to the hydro plant operated by the Group are depreciated over the shorter of the contract term and useful life of the assets, taking into account the renewal of the concession period if such renewal is considered to be reasonably certain.

Impairment tests

In accordance with IAS 36, impairment tests are carried out on items of property, plant and equipment where there is an indication that the assets may be impaired. Such indications may be based on events or changes in the market environment, or on internal sources of information.

Items of property, plant and equipment are tested for impairment at the level of the individual asset or the Cash Generating Unit as appropriate, determined in accordance with IAS 36. If the recoverable amount of an asset is lower than its carrying amount, the carrying amount is reduced to the recoverable amount by recording an impairment loss. Upon recognition of an impairment loss, the depreciable amount – and possibly the useful life – of the item of property, plant and equipment concerned is revised.

Impairment losses recorded in relation to property, plant and equipment may be subsequently reversed if their recoverable value is once again higher than their carrying value. The increased carrying amount of an item of property, plant or equipment attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognized in prior periods.

The methods used for performing these impairment tests are described in Note 1.G.

On November 30, 2006 the IFRIC published IFRIC 12 – Service Concession Arrangements, which deals with the accounting treatment to be applied by the concession operator in respect of certain concession arrangements. SUEZ has chosen to early adopt the provisions of this interpretation, which comes into force in 2008.

These interpretations set out the common features of concession arrangements:

•   concession arrangements involve the provision of a public service and the management of associated infrastructure, together with specific capital renewal and replacement obligations;

•   the grantor is contractually obliged to offer these services to the public (this criteria must be met for the arrangement to qualify as a concession);

•   the operator is responsible for at least some of the management of the infrastructure and does not merely act as an agent on behalf of the grantor;

•   the contract sets the initial prices to be levied by the operator and regulates price revisions over the concession period.

For a concession arrangement to fall within the scope of IFRIC 12, usage of the infrastructure must be controlled by the concession grantor. This requirement is met when:

•   the grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price;

•   the grantor controls the infrastructure, i.e., retains the right to take back the infrastructure at the end of the concession.

In view of the above, concession infrastructure that does not meet the requirements of IFRIC 12 is still presented as property, plant and equipment.

Under IFRIC 12, the operator’s rights over infrastructure operated under concession arrangements should be accounted for based on the party primarily responsible for payment:

•   the “intangible asset model” is applied when users have primary responsibility to pay for the concession services;

•   and the “financial asset model” is applied when the grantor has the primary responsibility to pay the operator for the concession services.

“Primary responsibility” signifies that while the identity of the payer of the services is not an essential criterion, the person ultimately responsible for payment should be identified.

In cases where the local authority pays the Group but merely acts as an intermediary fee collector and does not guarantee the amounts receivable (“pass through arrangement”), the intangible asset model should be used to account for the concession since the users are, in substance, primarily responsible for payment.

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However, where the users pay the Group, but the local authority guarantees the amounts that will be paid over the term of the contract (e.g., via a guaranteed internal rate of return), the financial asset model should be used to account for the concession infrastructure, since the local authority is, in substance, primarily responsible for payment. In practice, the financial asset model is used to account for BOT (Build, Operate and Transfer) contracts entered into with local authorities for public services such as waste treatment and household waste incineration.

Pursuant to these principles:

•    infrastructure to which the operator is given access by the grantor of the concession at no consideration is not recognized in the consolidated balance sheet;

•    start-up capital expenditure is recognized as follows:

–   under the intangible asset model, the fair value of construction and other work on the infrastructure represents the cost of the intangible asset and should be recognized when the infrastructure is built provided that this work is expected to generate future economic benefits (e.g., the case of work carried out to extend the network). Where no such economic benefits are expected, the present value of commitments in respect of construction and other work on the infrastructure is recognized from the outset, with a corresponding adjustment to concession liabilities,

–   under the financial asset model, the amount receivable from the grantor is recognized at the time the infrastructure is built, at the fair value of the construction and other work carried out,

–   when the grantor has a payment obligation for only part of the investment, the cost is recognized in receivables for the amount guaranteed by the grantor, with the balance included in intangible assets.

Renewal costs consist of obligations under concession arrangements with potentially different terms and conditions (obligation to restore the site, renewal plan, tracking account, etc.).

Renewal costs are recognized as either (i) intangible or financial assets depending on the applicable model, when the costs are expected to generate future economic benefits (i.e., they bring about an improvement); or (ii) expenses, where no such benefits are expected to be generated (i.e., the infrastructure is restored to its original condition).

Costs incurred to restore the asset to its original condition are recognized as a renewal asset or liability when there is a timing difference between the contractual obligation calculated on a time proportion basis, and its realization.

The costs are calculated on a case-by-case basis based on the obligations associated with each arrangement.

G.  Recoverableamount of property, plant

     andequipment and intangible assets

In order to review the recoverable amount of property, plant and equipment and intangible assets, where appropriate, the assets are grouped into Cash Generating Units (CGUs) and the carrying amount of each unit is compared with its recoverable amount.

For operating entities which the Group intends to hold on a long-term and going concern basis, the recoverable amount of an asset corresponds to the higher of its fair value less costs to sell and its value in use. Value in use is primarily determined based on the present value of future operating cash flows and a terminal value. Standard valuation techniques are used based on the following main economic data:

a.  discount rates based on the specific characteristics of the operating entities concerned;

b.  revenue growth rates (excluding inflation) not exceeding 2%, and terminal values in line with the available market data specific to the operating segments concerned.

Discount rates are determined on a post-tax basis and applied to post-tax cash flows. The recoverable amounts calculated on the basis of these discount rates are the same as the amounts obtained by applying the pre-tax discount rates to cash flows estimated on a pre-tax basis, as required by IAS 36.

For operating entities which the Group has decided to sell, the related carrying amount of the assets concerned is written down to estimated market value less costs of disposal. Where negotiations are ongoing, this value is determined based on the best estimate of their outcome as of the balance sheet date.

When impairment in value is required, the impairment loss is recorded in the consolidated income statement under “Impairment”.

H. Leases

The Group holds assets for its various activities under lease contracts.

These leases are analyzed based on the situations and indicators set out in IAS 17 in order to determine whether they constitute operating leases or finance leases.

A finance lease is defined as a lease which transfers substantially all the risks and rewards incidental to the ownership of the related asset to the lessee. All leases which do not comply with the definition of a finance lease are classified as operating leases.

The following main factors are considered by the Group to assess whether or not a lease transfers substantially all the risks and rewards incidental to ownership: whether the lease transfers ownership of the asset to the lessee by the end of the lease term; whether the lessee has an option to purchase the asset and if so, the conditions applicable to exercising that option; a comparison between the lease term and the estimated economic life of the asset; whether the asset is of a highly specialized nature; and a comparison between the present value of the minimum lease payments and the fair value of the asset concerned.

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Accounting for finance leases

On initial recognition, assets held under finance leases are recorded as property, plant and equipment and the related liability is recognized under borrowings. At inception of the lease, finance leases are recorded at amounts equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments.

Accounting for operating leases

Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term.

Accounting for arrangements that contain a lease

IFRIC 4 deals with the identification of services and take-or-pay sales or purchasing contracts that do not take the legal form of a lease but convey rights to customers/suppliers to use an asset or a group of assets in return for a payment or a series of fixed payments. Contracts meeting these criteria should be identified as either operating leases or finance leases. In the latter case, a finance receivable would be recognized to reflect the financing deemed to be granted by the Group where it is considered as acting as lessor and its customers as lessees.

The Group is concerned by this interpretation mainly with respect to:

•   some energy purchase and sale contracts, particularly where the contract conveys to the purchaser of the energy an exclusive right to use a production asset;

•   some contracts with industrial customers relating to assets held by the Group.

I. Inventories

Inventories are measured at the lower of cost and net realizable value. Net realizable value corresponds to the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

The cost of inventories is determined based on the first-in, first-out method or the weighted average cost formula.

Nuclear fuel purchased is consumed in the process of producing electricity over a number of years. The consumption of this nuclear fuel inventory is recorded based on estimates of the quantity of electricity produced per unit of fuel.

J. Financial instruments

Financial instruments are recognized and measured in accordance with IAS 32 and IAS 39.

J.1 Financial assets

Financial assets comprise available-for-sale securities, loans and receivables carried at amortized cost including trade and other receivables, derivative financial instruments, and financial assets measured at fair value through income.

Available-for-sale securities

“Available-for-sale securities” include the Group’s investments in non-consolidated companies and equity or debt instruments that do not satisfy the criteria for classification in another category (see below).

These items are measured at fair value on initial recognition, which generally corresponds to the acquisition cost plus transaction costs.

At each balance sheet date, available-for-sale securities are measured at fair value. For listed companies, fair value is determined based on the quoted market price at the balance sheet date. For unlisted companies, fair value is measured based on standard valuation techniques (reference to similar recent transactions, discounted future cash flows, etc.).

Changes in fair value are recorded directly in equity, except when an impairment test shows that the value of the related asset has fallen to below its historical acquisition cost and the asset has therefore suffered a significant or prolonged decline in value, in which case the cumulative loss is recognized in income under “Impairment”. Only impairment losses recognized on debt instruments (debt securities/bonds) may be reversed through income.

Loans and receivables carried at amortized cost (excluding trade and other receivables)

This item primarily includes loans and advances to associates or non-consolidated companies, and guarantee deposits.

On initial recognition, these loans and receivables are recorded at fair value plus transaction costs. At each balance sheet date, they are measured at amortized cost using the effective interest rate method.

Trade and other receivables

On initial recognition, receivables are recorded at fair value, which generally corresponds to their nominal value. Impairment losses are recorded based on the estimated risk of non-recovery. This item includes amounts due from customers under construction contracts (see Note 1.N).

The Group considers that it does not have any material exposure to significant concentration of credit risk, given the diverse nature of its operations, customers and their geographic location.

Financial assets measured at fair value through income

These financial assets meet the qualification or designation criteria set out in IAS 39.

This item mainly includes trading securities and short-term investments which do not meet the criteria for classification as cash or cash equivalents (see Note 1.N). The financial assets are measured at fair value at the balance sheet date and changes in fair value are recorded in the consolidated income statement.

J.2 Financial liabilities

Financial liabilities include borrowings, trade and other payables, derivative financial instruments, capital renewal and replacement obligations and other financial liabilities.

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Financial liabilities are broken down into current and non-current liabilities in the consolidated balance sheet. Current financial liabilities primarily comprise:

•   financial liabilities with a settlement or maturity date within 12 months of the balance sheet date;

•   financial liabilities in respect of which the Group does not have an unconditional right to defer settlement for at least 12 months after the balance sheet date;

•   financial liabilities held primarily for trading purposes;

•   derivative financial instruments qualifying as fair value hedges where the underlying is classified as a current item;

•   all commodity trading derivatives not qualifying as hedges.

Measurement of borrowings and other financial liabilities

Borrowings and other financial liabilities are measured at amortized cost using the effective interest rate method.

On initial recognition, any issue premiums/discounts, redemption premiums/discounts and issuing costs are added to/deducted from the nominal value of the borrowings concerned. These items are taken into account when calculating the effective interest rate and are therefore recorded in the consolidated income statement over the life of the borrowings using the amortized cost method.

As regards structured debt instruments that do not have an equity component, the Group may separate an “embedded” derivative instrument from its host contract. The conditions under which these instruments must be separated are detailed below. When an embedded derivative is separated from its host contract, the initial carrying amount of the structured instrument is broken down into an embedded derivative component, corresponding to the fair value of the embedded derivative, and a financial liability component, corresponding to the difference between the amount of the issue and the fair value of the embedded derivative. The separation of components upon initial recognition does not give rise to any gains or losses. Subsequently, the debt is recorded at amortized cost using the effective interest method, while the derivative is measured at fair value, with changes in fair value taken to income.

Put options on minority stakes

Other financial liabilities primarily include put options granted by the Group to minority interests.

As no specific guidance is provided by IFRS as regards accounting for put options on minority stakes, the Group has adopted the following accounting treatment for these commitments:

•   when the put option is initially granted, the present value of the exercise price is recognized as a financial liability, with a corresponding reduction in minority interests. When the value of the put option is greater than the carrying amount of the minority interests, the difference is recognized as goodwill;

•   at each balance sheet date, the amount of the financial liability is revised and any changes in the amount are recorded with a corresponding adjustment to goodwill;

•   payments of dividends to minority interests result in an increase in goodwill;

•   in the consolidated income statement, minority interests are allocated their share in income. In the consolidated balance sheet, the share in income allocated to minority interests reduces the carrying amount of goodwill. No finance costs are recognized in respect of changes in the fair value of liabilities recognized against goodwill.

In the case of a fixed-price put, the liability corresponds to the present value of the exercise price.

In the case of a fair value or variable-price put, the liability is measured based on estimates of the fair value at the consolidated balance sheet date or contractual conditions applicable to the exercise price based on the latest available information.

The difference between the amount of the liability and the amount of minority interests is allocated in full to goodwill, with no adjustment to fair value, in line with the method used by the Group to account for acquisitions of minority interests (see Note 1.D.1).

J.3 Derivatives and hedge accounting

In line with its policy for managing interest rate, currency and commodity risks, the Group uses financial instruments to manage and reduce its exposure to market risks arising from fluctuations in interest rates, foreign currency exchange rates and commodity prices, mainly for gas and electricity. Use of derivative instruments is governed by a Group policy for managing interest rate, currency and commodity risks.

1. Definition and scope of derivative financial instruments

Derivative financial instruments are contracts: (i) whose value changes in response to the change in one or more observable variables; (ii) that do not require any material initial net investment; and (iii) are settled at a future date.

Derivative instruments therefore include swaps, options, futures and swaptions, as well as forward commitments to purchase or sell listed and unlisted securities, and firm commitments or options to purchase or sell non-financial assets that involve physical delivery of the underlying.

Electricity and natural gas purchase and sale contracts, in particular, are systematically analyzed to determine whether they represent sales and purchases arising in the ordinary course of business, in which case they can be excluded from the scope of IAS 39. The first step of the analysis consists in demonstrating that the contract was entered into and continues to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Group’s expected sale or usage requirements in the foreseeable future in the ordinary course of its operations. The second step is to demonstrate that:

•   the Group has no practice of settling similar contracts on a net basis. In particular, forward purchases or sales with physical delivery of the underlying that are carried out with the sole purpose of balancing Group energy volumes are not considered by the Group as contracts that are settled net;

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•   the contract is not negotiated with the aim of realizing financial arbitration;

•   the contract is not equivalent to a written option. In particular, in the case of electricity sales allowing the buyer a certain degree of flexibility concerning the volumes delivered, the Group distinguishes between contracts that are equivalent to capacity sales – considered as transactions falling within the scope of ordinary operations – and those that are equivalent to written financial options, which are accounted for as derivative financial instruments.

Only contracts that fulfill all of the above conditions are considered as falling outside the scope of IAS 39. Adequate specific documentation is compiled to support this analysis.

2. Embedded derivatives

An embedded derivative is a component of a hybrid (combined) instrument that also includes a non-derivative host contract – with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative.

The main Group contracts that may contain embedded derivatives are contracts with clauses or options affecting the contract price, volume or maturity. This is the case primarily of contracts for the purchase or sale of non-financial assets, whose price is revised based on an index, the exchange rate of a foreign currency or the price of an asset other than the contract’s underlying.

Embedded derivatives are separated from the host contract and accounted for as derivatives when:

•   the host contract is not a financial instrument measured at fair value through profit or loss;

•   if separated from the host contract, the embedded derivative fulfills the criteria for classification as a derivative instrument (existence of an underlying, no material initial net investment, settlement at a future date); and

•   its characteristics are not closely related to those of the host contract. The absence of a “close relationship” is determined when the contract is signed.

Embedded derivatives that are separated from the host contract are recognized in the consolidated balance sheet at fair value, with changes in fair value recognized in income (except when the embedded derivative is part of a designated hedging relationship).

3. Hedging instruments: recognition and presentation

Derivative instruments qualified as hedging instruments are recognized in the consolidated balance sheet and measured at fair value. However, their accounting treatment varies according to whether they are classified as:

•   a fair value hedge of an asset or liability;

•   a cash flow hedge;

•   a hedge of a net investment in a foreign operation.

fair value hedges

A fair value hedge is defined as a hedge of the exposure to changes in fair value of a recognized asset or liability, such as a fixed-rate loan or borrowing, or of assets, liabilities or an unrecognized firm commitment denominated in a foreign currency.

The gain or loss from remeasuring the hedging instrument at fair value is recognized in income. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is also recognized in income even if the hedged item is in a category in respect of which changes in fair value are recognized through equity. These two adjustments are presented net in the consolidated income statement, with the net effect corresponding to the ineffective portion of the hedge.

Cash flow hedges

A cash flow hedge is a hedge of the exposure to variability in cash flows that could affect the Group’s income. The hedged cash flows may be attributable to a particular risk associated with a recognized financial or non-financial asset or a highly probable forecasted transaction.

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity, net of tax, while the ineffective portion is recognized in income. The gains or losses accumulated in equity are reclassified to the consolidated income statement, under the same caption as the loss or gain on the hedged item – i.e., current operating income for operating cash flows and financial income or expenses for other cash flows – in the same periods in which the hedged cash flows affect income.

If the hedging relationship is discontinued, in particular because the hedge is no longer considered effective, the cumulative gain and loss on the hedging instrument remains separately recognized in equity until the forecasted transaction occurs. However, if a forecasted transaction is no longer probable, the cumulative gain or loss on the hedging instrument is recognized in income.

HEDGE OF A NET INVESTMENT IN A FOREIGN OPERATION

In the same way as for a cash flow hedge, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge of the currency risk is recognized directly in equity, net of tax, while the ineffective portion is recognized in income. The gains or losses accumulated in equity are transferred to the consolidated income statement when the investment is sold.

Identification and documentation of hedging relationships

The hedging instruments and hedged items are designated at the inception of the hedging relationship. The hedging relationship is formally documented in each case, specifying the hedging strategy, the hedged risk and the method used to assess hedge effectiveness. Only derivative contracts entered into with external counterparties are considered as being eligible for hedge accounting.

Hedge effectiveness is assessed and documented at the inception of the hedging relationship and on an ongoing basis throughout the periods for which the hedge was designated. Hedges are considered to be effective when changes in fair value or cash flows between the hedging instrument and the hedged item are offset within a range of 80%-125%.

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Hedge effectiveness is demonstrated both prospectively and retrospectively using various methods, based mainly on a comparison between changes in the fair value or cash flows between the hedging instrument and the hedged item. Methods based on an analysis of statistical correlations between historical price data are also used.

4.  Derivative instruments not qualifying for hedge accounting: recognition and presentation

These items mainly concern derivative financial instruments used in economic hedges that have not been – or are no longer – documented as hedging relationships for accounting purposes.

When a derivative financial instrument does not qualify or no longer qualifies for hedge accounting, changes in fair value are recognized directly in income, under “Mark-to-market” or “Mark-to-market on commodity contracts other than trading instruments” in current operating income for derivative instruments with non-financial assets as the underlying, and in financial income or expense for currency, interest rate and equity derivatives.

Derivative instruments used by the Group in connection with proprietary energy trading activities and energy trading on behalf of customers and other derivatives expiring in less than 12 months are recognized in the consolidated balance sheet in current assets and liabilities.

K. Cash and cash equivalents

These items include cash equivalents as well as short-term investments that are considered to be readily convertible into a known amount of cash and where the risk of a change in their value is deemed to be negligible based on the criteria set out in IAS 7.

Bank overdrafts are not included in the calculation of cash and cash equivalents and are recorded under “Short-term borrowings”.

L. Treasury shares

Treasury shares are recognized at cost and deducted from equity. Gains and losses on disposals of treasury shares are recorded directly in equity and do not therefore impact income for the period.

M. Reimbursement rights

Some plan assets in relation to pensions and other employee benefit obligations do not correspond to plan assets as defined in IAS 19. These assets – which are described in Note 1.S – are therefore recognized and measured as reimbursement rights. They are recorded in the consolidated balance sheet under “Other non-current assets” and “Other current assets” symmetrically with the corresponding pension and other employee benefit obligations.

N. Construction contracts

The engineering and construction operations carried out by SUEZ fall within the scope of IAS 11 – Construction Contracts.

In accordance with IAS 11, the Group applies the percentage of completion method as described in Note 1.Q (“Revenues”) to determine the contract revenue and costs to be recorded in the consolidated income statement for each period.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

Progress payments received under construction contracts before the corresponding work has been carried out are recorded in liabilities as advances and down-payments received from customers. The costs incurred plus any recognized profit less any recognized losses and progress billings are then determined. If this amount is positive, it is recognized as an asset under “Amount due from customers under construction contracts” within “Trade and other receivables”. If the amount is negative, it is recognized as a liability under “Amount due to customers under construction contracts” within “Trade and other payables”.

O. Share based payment

Under IFRS 2, the Group is required to recognize an expense corresponding to benefits granted to employees in the form of share-based payments, in consideration for services provided.

Stock option plans

Options granted by the Group to its employees are measured at the grant date using a binomial pricing model, which takes into account the characteristics of the plan concerned (exercise price, exercise period), market data at the time of grant (risk-free rate, share price, volatility, expected dividends), and a behavioral assumption in relation to beneficiaries. The value determined is recorded in personnel costs over the vesting period, offset through equity.

Bonus shares

SUEZ bonus share plans are also accounted for in accordance with IFRS 2 and measured using a similar method to that used to assess the value of options. The corresponding personnel cost is recorded in the consolidated income statement over the vesting period, offset through equity.

Employee share purchase plans

The Group’s corporate savings plans, which enable employees to subscribe to shares at a lower-than-market price, are accounted for in accordance with IFRS 2. The cost relating to the required five-year holding period for the shares, as provided for in French law, was measured on the basis of the lowest financing rate (in a given range) available to an individual shareholder.

P. Provisions

1.  Provisions for pensions and other employee benefit obligations

Depending on the laws and practices in force in the countries where SUEZ operates, Group companies have obligations in terms of pensions, early retirement payments, retirement bonuses and other benefit plans. Such obligations generally apply to all of the employees within the companies concerned.

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The Group’s obligations in relation to pensions and other employee benefits are recognized and measured in accordance with IAS 19. Accordingly:

•   the cost of defined contribution plans is expensed based on the amount of contributions payable in the period;

•   the Group’s obligations concerning pensions and other employee benefits payable under defined benefit plans are assessed on an actuarial basis using the projected unit credit method. These calculations are based on assumptions relating to mortality, staff turnover and estimated future salary increases, as well as the economic conditions specific to each country or subsidiary of the Group. Discount rates are determined by reference to the yield, at the measurement date, on high-quality corporate bonds in the related geographical area (or on government bonds in countries where no representative market for such corporate bonds exists).

Provisions are recorded when commitments under these plans less the unrecognized past service cost exceed the fair value of plan assets. Where the value of plan assets is greater than the related commitments, the surplus is recorded as an asset under “Other current assets” or “Other non-current assets”.

As regards employee benefit obligations, the Group has elected to use the option available under IAS 19 and to discontinue the corridor method.[2] Actuarial gains and losses resulting from changes in actuarial assumptions and experience adjustments are henceforth recognized directly in equity and are shown in a statement of recognized income and expense (SORIE) within the statement of changes in equity. Where appropriate, adjustments resulting from applying the asset ceiling to net assets relating to overfunded plans are treated in a similar way.

However, actuarial gains and losses on other long-term benefits such as long-service awards, continue to be recognized immediately in income.

The interest cost in respect of pensions and other employee benefit obligations is presented as a financial expense and the expected return on plan assets is presented as financial income.

Some of the mixed inter-municipal companies do not have staff of their own and use Electrabel’s distribution services, skills and experience for the day-to-day operation of the networks. All related personnel costs (including pension costs) are billed by Electrabel to the mixed inter-municipal companies based on actual costs. Electrabel’s obligation in relation to these staff is recognized as a liability in the consolidated balance sheet under provisions for pensions and other employee benefit obligations and a reimbursement right on the mixed inter-municipal companies is recognized as an asset in the same amount under “Other current assets” and “Other non-current assets” (see Note 1.M).

2.   Previously, only the portion of actuarial gains and losses arising after January 1, 2004 that exceeded the greater of 10% of the present value of the obligation and 10% of the fair value of any plan assets were recognized through the consolidated income statement over the average remaining service lives of plan participants.

Similarly, insurance policies taken out with related parties to fund pensions and other employee benefit obligations are recognized as reimbursement rights in accordance with IAS 19.

In accordance with IAS 19, these reimbursement rights are recognized and measured in the same way as plan assets.

2. Other provisions

The Group records a provision where it has a present obligation (legal or constructive), the settlement of which is expected to result in an outflow of resources embodying economic benefits with no corresponding consideration in return.

A provision for restructuring costs is recorded when the general criteria for setting up a provision are met, i.e., when the Group has a detailed formal plan relating to the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.

Provisions with a maturity of over 12 months are discounted when the effect of discounting is material. The Group’s main long-term provisions are provisions for nuclear waste reprocessing and storage, provisions for dismantling facilities and provisions for site restoration costs. The discount rate (or rates) used reflect current market assessments of the time value of money and the risks specific to the liability concerned. Expenses corresponding to the reversal of discounting adjustments to long-term provisions are recorded under other financial income and expenses.

A provision is recognized when the Group has a present legal or constructive obligation to dismantle facilities or to restore a site. An asset is recorded simultaneously by including this dismantling obligation in the carrying amount of the facilities concerned (see Note 1.E). Adjustments to the provision due to subsequent changes in the expected outflow of resources, the dismantling date or the discount rate are deducted from or added to the cost of the corresponding asset in a symmetrical manner. The impacts of unwinding the discount are recognized as expenses of the period.

Q. Revenues

Group revenues (as defined by IAS 18), are mainly generated from the following:

•   sale, transport and distribution of electricity and gas;

•   water and waste services;

•   rendering of services, engineering and construction contracts, and other services.

Revenues on sales of goods are recognized on delivery, i.e., when the significant risks and rewards of ownership are transferred to the buyer. For services and construction contracts, revenues are recognized using the percentage of completion method. In both cases, revenues are recognized solely when the transaction price is fixed or can be reliably determined and the recovery of the amounts due is probable.

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Revenues are measured at the fair value of the consideration received or receivable. Where deferred payment has a material impact on the measurement of the fair value of this consideration, this is taken into account by discounting future receipts.

Gains and losses from the Group’s proprietary energy trading activities are presented net, after offsetting purchases and sales against the “Revenues” line.

1. Sale, transport and distribution of energy

These revenues primarily include sales of electricity and gas, transport and distribution fees relating to services such as electricity and gas distribution network maintenance, and heating network sales.

They are recognized when a formal contract is signed with the other party to the transaction.

For residential customers eligible for deregulated services whose consumption is metered annually, energy delivered but un-metered at year-end is measured based on historical data and consumption statistics as well as the estimated selling price.

Part of the price received by the Group under certain long-term energy sales contracts is fixed, rather than being based on volumes. The fixed amount changes over the term of the contract. In accordance with IAS 18, revenues from these contracts are recognized on a straight-line basis because, in substance, the fair value of the services rendered does not vary from one period to the next.

In accordance with IAS 1 and IAS 18, both proprietary energy trading transactions and energy trading carried out on behalf of customers are recorded within “Revenues” after netting off sales and purchases. Under the same principle, when sale contracts are offset by similar purchase contracts, or if the sale contracts are entered into as part of an offset strategy, the contribution of operational energy trading activities (wholesale or arbitrage) relating to assets, aimed at optimizing production assets and fuel purchase and energy sale portfolios, is recognized in revenues based on the net amount.

2. Water and waste services

Water

Revenues generated by water distribution are recognized based on volumes delivered to customers, either specifically metered and invoiced or estimated based on the output of the supply networks.

For sanitation services and wastewater treatment, either the price of the services is included in the water distribution invoice or it is specifically invoiced to the local authority or industrial customer concerned.

Commission fees received from the grantors of concessions are recorded as revenues.

Waste services

Revenues arising from waste collection are generally recognized based on the tonnage collected and the service provided by the operator.

Revenues from other forms of treatment (principally sorting and incineration) are recognized based on volumes processed by the operator and the incidental revenues generated by recycling and reuse, such as the sale of paper, cardboard, glass, metals and plastics for sorting centers, and the sale of electricity and heat for incinerators.

3.  Rendering of services, engineering and construction contracts and other services

Revenues from services contracts are determined using the percentage of completion method and more generally according to the provisions of IAS 18.

Revenues from engineering and construction contracts are determined using the percentage of completion method and more generally according to the provisions of IAS 11 (see Note 1.Q). Depending on the contract concerned, the stage of completion may be determined either based on the proportion that costs incurred to date bear to the estimated total costs of the transaction, or on the physical progress of the contract based on factors such as contractually defined stages.

Other services consist mainly of services rebilled to certain mixed inter-municipal companies. Some mixed inter-municipal companies do not have staff of their own. In accordance with the by-laws, Electrabel provides them with “services, skills and experience in terms of distribution with a view to ensuring the daily running of the mixed inter-municipal company.” All work, supplies and services required for the purposes of the Flemish mixed inter-municipal company are, with the exception of duly justified and authorized services of third parties, performed by Electrabel and its staff, with all expenditures being billed to the mixed inter-municipal companies. Thus, wages and salaries that are rebilled by Electrabel include all expenses paid for the staff assigned, directly or indirectly, to run the mixed inter-municipal company.

Other services also include income from financial concession assets (IFRIC 12) and lease receivables (IFRIC 4).

R. Current operating income

Current operating income is an indicator used by the SUEZ Group to present “a level of operational performance that can be used as part of an approach to forecast recurring performance.”[3] Current operating income is a sub-total which helps management to better understand the Group’s performance because it excludes elements which have inherently a low level of predictibility due to their unusual, irregular or non-recurring nature. For SUEZ, such elements relate to asset impairments and disposals, restructuring costs and mark-to-market on commodity contracts other than trading instruments:

•   impairment: this item includes impairment losses on non-current assets;

3.   In accordance with CNC Recommendation 2004-R02 on consolidated income statements, cash flow statements and statements of changes in equity.

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•   disposal of assets: this item includes capital gains and losses on disposals of non-current assets, consolidated companies and available-for-sale securities;

•   restructuring costs: this item concerns costs corresponding to a restructuring program planned and controlled by management that materially changes either the scope of a business undertaken by an entity, or the manner in which that business is conducted, based on the criteria set out in IAS 37;

•   mark-to-market on commodity contracts other than trading instruments: this item corresponds to changes in the fair value (mark-to-market) of financial instruments relating to commodities, gas and electricity, which do not qualify as either trading or hedging instruments. These contracts are used in economic hedges of operating transactions in the energy sector. Since changes in the fair value of these instruments – which must be recognized through income in IAS 39 – can be material and difficult to predict, they are presented on a separate line of the consolidated income statement.

S. Consolidated cash flow statement

“Interest received on non-current financial assets” is classified within investing activities because it represents a return on investments. “Interest received on cash and cash equivalents” is shown as a component of financing activities because the interest can be used to reduce borrowing costs. This classification is consistent with the Group’s internal organization, where debt and cash and cash equivalents are centrally managed by the treasury department.

T. Tax

The Group computes taxes in accordance with prevailing tax legislation in the countries where income is earned.

In accordance with IAS 12, deferred taxes are recognized according to the liability method on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and their tax bases, using tax rates that have been enacted or substantively enacted by the balance sheet date. However, under the provisions of IAS 12, no deferred taxes are recognized for temporary differences arising from goodwill for which impairment losses are not deductible for tax purposes, or the initial recognition of an asset or liability in a transaction which (i) is not a business combination; and (ii) at the time of the transaction, affects neither accounting income nor taxable income. In addition, deferred tax assets are only recognized to the extent that it is probable that taxable income will be available against which the deductible temporary difference can be utilized.

Temporary differences arising on restatements of finance leases result in the recognition of deferred taxes.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, branches and associates, and interests in joint ventures, except if the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Net balances of deferred tax are calculated based on the tax position of each company or on the total income of companies included within the consolidated tax group and are presented in assets or liabilities for their net amount per tax entity.

Deferred taxes are reviewed at each balance sheet date to take into account factors including the impact of changes in tax laws and the prospects of recovering deferred tax assets arising from deductible temporary differences.

Deferred tax assets and liabilities are not discounted.

U. Earnings per share

Basic earnings per share are calculated by dividing net income Group share for the year by the weighted average number of ordinary shares outstanding during the year. The average number of ordinary shares outstanding during the year is the number of ordinary shares outstanding at the beginning of the year, adjusted by the number of ordinary shares bought back or issued during the year.

The weighted average number of shares and earnings per share are adjusted to take into account the impact of the conversion or exercise of any dilutive potential ordinary shares (options, warrants and convertible bonds, etc.).

V. US GAAP reconciled financial statements

As part of its ADR program, SUEZ files a 20-F report each year with the Securities and Exchange Commission (SEC) in the USA, comprising a reconciliation with net income Group share and shareholders’ equity (exclusive of minority interests) determined in accordance with U.S. GAAP.

Once filed (June 30 at the latest), a copy of the 20-F report can be obtained from the Company’s corporate headquarters or its website www.suez.com.

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Note 2
Significant events

2.1 Significant events in 2006

2.1.1 Withdrawal from Argentina

Following the termination of the contract by the Argentinean government on March 21, 2006, all of the associated assets were confiscated. All resources of the concession as well as all personnel were taken over by Aysa, a state-owned company. Aguas Argentinas was placed in judicial administration (concurso preventivo) in May 2006. As a consequence, the contribution of Aguas Argentinas to the consolidated financial statements for the year ended December 31, 2006 is limited to the first two months of the year. It should be recalled that the assets were written off in full in the 2005 consolidated financial statements (see Note 37 “Claims and litigation”).

2.1.2 Restructuring of the Belgian distribution sector

In application of the 1996 European Directive regarding the deregulation of electricity and natural gas markets, the Flemish Government adopted a number of decrees (Electricity on July 17, 2000, and Gas on July 6, 2001) and orders (Electricity on June 15, 2001, and Gas on October 11, 2002) aimed at deregulating the market, notably as regards the independence of grid operators.

Electrabel and the Flemish municipalities signed agreements in 2001 and 2005 with the objective of implementing these legal and regulatory provisions. In 2006 this resulted in:

The creation of Eandis

In 2006, Electrabel Netten Vlaanderen (grid operator), GeDIS (energy strategy, rationalization of energy usage, and public service commitments) and the Flemish platform Indexis (collection, processing and transmission of metering data) merged, paving the way for a “single operator” on the electricity and natural gas distribution networks in Flanders. Eandis, the new entity, is a wholly-owned subsidiary of the Flemish mixed inter-municipal network distribution companies. It combines all of the personnel of the merged entities in addition to certain employees transferred from Electrabel’s corporate headquarters. As part of this operation, ENV has been deconsolidated. ENV’s contribution to the consolidated balance sheet at December 31, 2005 can be analyzed as follows:

•    €856 million of assets, mainly composed of:

–   trade receivables: €145 million,

–   Other assets, principally reimbursement rights in respect of pension obligations: €691 million;

•    €814 million of liabilities, mainly composed of:

–   provisions for pensions and other employee benefit obligations: €691 million,

–   operating liabilities: €120 million;

•    its contribution to the consolidated income statement at December 31, 2005 may be summarized as follows:

–   revenues: €787 million,

–   current operating income: €33 million,

–   net income: €19 million.

Disposal of shareholdings in Flemish mixed inter-municipal companies

In application of prior agreements, Electrabel was required to reduce its shareholding in the Flemish mixed inter-municipal companies to an agreed level of 30% by September 5, 2006 at the latest. These transactions were duly completed and the resulting capital gain of €236 million was recognized in the 2006 consolidated financial statements.

Brussels Network Operations

Similarly, on May 11, 2006 Electrabel created a new subsidiary, Brussels Network Operations (BNO), set to operate the distribution network when the energy market is fully deregulated in the Brussels region in 2007. On July 1, 2006 BNO took over the activities carried out by Electrabel’s former Brussels Network division, as well as certain support services previously carried out by Electrabel.

On September 1, 2006, BNO’s shareholder base changed significantly. With the aim of gradually discontinuing its distribution network operation activities in Brussels, Electrabel sold all BNO shares to Sibelga (a Brussels-based grid operator), Interfin (inter-municipal financing company) and RDE (association of energy distributors in the Brussels-Capital region). This transaction, and the deconsolidation of BNO, have only a minor impact on income. However, the transactions do lead to a reduction in certain lines of the consolidated balance sheet and income statement.

2.2 Significant events in 2005

2.2.1 Cash and share bid for Electrabel

In its meeting of August 9, 2005, the Board of Directors of SUEZ approved the launch of a cash and share bid for the portion of Electrabel not already owned by the Group (49.9%).

SUEZ offered €322 in cash and four SUEZ shares for each Electrabel share.

Electrabel’s Board of Directors approved the cash and share bid at its meeting of August 24, 2005. The impact of the transaction on the financial statements at December 31, 2005 is as follows:

•    financial investment: €11,092 million of which 2,414 million paid in shares;

•    capital increase: €2,335 million in cash;

•    recognition of goodwill: €7,332 million;

•    decrease in minority interests: €3,760 million;

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•   additional share in net income: €117 million (corresponding to the additional interest acquired in Electrabel as from November 1, 2005).

2.2.2 Assignment of litigious receivables

On September 5, 2005, SUEZ sold without recourse disputed receivables from the French State to a financial institution for a firm and definitive price of €995.4 million. The impacts of this sale were recognized in the consolidated financial statements for the year as (i) SUEZ has no commitments to reimburse the sale price; (ii) the triggering of the statutory warranties granted by SUEZ is deemed to be improbable; and (iii) the Group no longer has any active involvement in the recovery procedures.

As the assigned receivables relate to tax previously paid by the Group via a deduction from equity, the corresponding sale price has been recorded as an increase of equity.

2.2.3 Sale of Eso/Elia

As part of the commitments undertaken at the time the Belgian Federal Council of Ministers appointed Eso/Elia operator of the transport network on September 13, 2002, Electrabel floated a significant portion of its interest in Elia System Operator (57.14%)

on the stock market. This transaction resulted in a consolidated capital gain of €626 million for the Group. Its interest in Elia System Operator was therefore reduced to 27.45% versus 64.1% at December 31, 2004, and continues to be accounted for by the equity method.

After taking into account Elia’s capital increase to which Electrabel subscribed in an amount of €43 million, net cash inflows from this transaction amounted to €352 million.

2.3 Significant events in 2004

2.3.1 Discontinued operations

In 2004, the Group sold 29.2% of Métropole TV (M6). Proceeds from the sale came to €753 million and were recognized within income from discontinued operations. The remaining 5% interest held by the Group was sold in 2006 (see Note 10 “Disposals of assets, net”). Furthermore, in accordance with an agreement entered into between SUEZ and United Global Com (UGC) on March 15, 2004, and following the lifting of the applicable conditions precedent in June of that year, SUEZ sold Noos to UPC Broadband France, the holding company of the UGC France group. The impact of this transaction was not material.

Note 3
Segment information

In accordance with IAS 14, the Group’s primary reporting format is business segments and its secondary reporting format is geographical location. This distinction also reflects the Group’s organizational and management structure.

3.1 Business segments

SUEZ’s operations are organized around four core segments: Electricity and Gas, Energy Services, Environment, and Other Services. In order to make its segment information easier to understand, the Electricity and Gas segment has been further broken down between Europe (SUEZ Energy Europe – SEE) and International (SUEZ Energy International – SEI).

These sectors are all managed separately as each of them develops, produces and sells different products and services or targets different client markets. The operations of these sectors are as follows:

•   Electricity and Gas – the subsidiaries in this segment produce electricity, and/or provide electricity transmission and distribution services, and/or supply, transport or distribute natural gas:

–   in Europe, SUEZ Energy Europe (SEE): through Electrabel, Distrigaz and Fluxys (listed companies controlled by the Group),

–   outside Europe, SUEZ Energy International (SEI): these subsidiaries produce, transport, and, to a lesser extent,

     distribute electricity and natural gas, primarily in the United States, Brazil, Chile, Thailand and the Middle East;

•   SUEZ Energy Services (SES) – these subsidiaries provide engineering, installation, maintenance and delegated management services, particularly in relation to electrical or heating facilities, pipeline systems and energy networks;

•   SUEZ Environment (SE) – subsidiaries operating in this business segment provide private customers, industrial customers and local authorities with:

–   water distribution and treatment services, notably under concession contracts (water management), and water purification facility design and construction services (turnkey engineering),

–   as well as waste collection and treatment services including sorting, recycling, composting, landfilling, energy recovering and hazardous waste treatment;

•   Other Services – this segment includes the contributions of holding companies and entities used for centralized Group financing purposes.

The accounting policies applied to segment information are identical to those used for the consolidated financial statements.

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3.1.1 Segment information – Income statement
Dec. 31, 2006 In millions of euros	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other services	Eliminations	TOTAL

TOTAL REVENUES	15,990.0	6,297.4	22,287.4	10,680.9	11,443.5	0.0	(122.6)	44,289.2
- Revenues (external sales)	15,971.4	6,241.6	22,213.0	10,637.2	11,439.0	0.0		44,289.2

- Inter-segment sales (intra-Group)	18.6	55.8	74.4	43.6	4.5	0.0	(122.6)	0.0

Gross operating income/(loss)	3,059.8	1,566.2	4,626.0	591.3	1,983.1	(117.0)		7,083.3

Current operating income/(loss)	2,140.8	1,099.1	3,239.9	392.4	1,044.1	(179.9)		4,496.5

- Mark-to-market on commodity contracts other than trading instruments	65.7	(47.6)	18.1	0.0	(1.9)	0.9		17.1

- Impairment	22.3	(86.6)	(64.3)	(23.5)	(53.9)	(8.7)		(150.3)

- Restructuring costs	(7.7)	0.0	(7.7)	(25.0)	1.0	(57.1)		(88.8)

Segment income (IAS 14)	2,221.2	964.9	3,186.0	343.9	989.4	(244.8)		4,274.6

- Asset disposals	288.3	145.0	433.2	111.8	153.5	394.6		1,093.1
INCOME/(LOSS) FROM
OPERATING ACTIVITIES	2,509.4	1,109.8	3,619.3	455.7	1,142.8	149.9		5,367.6

Depreciation and amortization	(585.7)	(386.1)	(971.8)	(234.5)	(733.8)	(2.0)		(1,942.1)

Share in income/(loss) of associates	325.7	17.7	343.4	(3.2)	20.6	11.9		372.7

Dec. 31, 2005 In millions of euros	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other services	Eliminations	TOTAL

TOTAL REVENUES	14,214.4	5,878.5	20,092.9	10,359.9	11,091.5	0.0	(55.4)	41,488.9

- Revenues (external sales)	14,193.0	5,878.5	20,071.6	10,328.7	11,088.6	0.0	0.0	41,488.9

- Inter-segment sales (intra-Group)	21.4	0.0	21.4	31.1	2.9	0.0	(55.4)	0.0

Gross operating income/(loss)	2,854.4	1,334.7	4,189.1	562.7	1,914.3	(157.9)	0.0	6,508.2

Current operating income/(loss)	1,963.2	746.6	2,709.8	358.8	1,003.5	(169.9)	0.0	3,902.2
- Mark-to-market on commodity contracts other than trading instruments (IAS 32/39)	(229.1)	78.9	(150.2)	(0.5)	0.5	(0.9)	0.0	(151.1)
- Impairment	(78.9)	(269.4)	(348.3)	(84.0)	(209.1)	(16.5)	0.0	(657.9)
- Restructuring costs	13.0	0.0	13.0	(86.7)	(22.4)	(5.4)	0.0	(101.5)
Segment income (IAS 14)	1,668.2	556.1	2,224.3	187.6	772.5	(192.7)	0.0	2,991.7
- Asset disposals	714.4	245.2	959.6	41.5	493.0	35.8	0.0	1,529.9
INCOME/(LOSS) FROM OPERATING ACTIVITIES	2,382.6	801.3	3,183.9	229.1	1,265.5	(156.9)	0.0	4,521.6

Depreciation and amortization	(457.6)	(353.9)	(811.5)	(210.0)	(721.7)	(10.1)		(1,753.3)

Share in income/(loss) of associates	473.8	33.1	506.9	33.3	18.8	6.5	0.0	565.5

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Dec. 31, 2004 In millions of euros	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other services	Eliminations	TOTAL

TOTAL REVENUES	12,914.9	4,892.0	17,806.9	9,764.8	10,543.6	28.4	(86.0)	38,057.7

- Revenues (external sales)	12,895.5	4,892.0	17,787.5	9,732.6	10,537.6	0.0	0.0	38,057.7

- Inter-segment sales (intra-Group)	19.4	0.0	19.4	32.2	6.0	28.4	(86.0)	0.0

Gross operating income/(loss)	2,650.7	1,178.4	3,829.1	557.8	1,765.1	(219.6)	0.0	5,932.4

Current operating income/(loss)	1,997.7	779.3	2,777.0	217.6	939.8	(197.7)	0.0	3,736.7

- Mark-to-market on commodity contracts other than trading instruments (IAS 32/39)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

- Impairment	10.8	(0.6)	10.2	(9.0)	(210.5)	(58.9)	0.0	(268.2)

- Restructuring costs	(7.9)	0.0	(7.9)	(28.2)	(26.1)	(11.6)	0.0	(73.8)

Segment income (IAS 14)	2,000.6	778.7	2,779.3	180.4	703.2	(268.2)	0.0	3,394.7

- Asset disposals	6.0	(47.2)	(41.2)	19.9	69.5	96.7	0.0	144.9
INCOME/(LOSS) FROM
OPERATING ACTIVITIES	2,006.6	731.5	2,738.1	200.3	772.7	(171.5)	0.0	3,539.6

Depreciation and amortization	(603.1)	(355.9)	(959.0)	(235.2)	(827.2)	(12.6)		(2,034.0)

Share in income/(loss) of associates	227.5	8.6	236.1	1.7	32.5	6.6	0.0	276.9

3.1.2 Segment information – Balance sheet

Dec. 31, 2006 In millions of euros	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other services	TOTAL

Segment assets (IAS 14)	26,413.2	8,929.4	35,342.5	7,357.4	13,684.1	264.4	56,648.5

Segment liabilities (IAS 14)	13,699.6	2,148.9	15,848.5	5,990.7	6,865.5	435.5	29,140.2

Investments in associates	801.0	95.7	896.7	6.9	220.7	135.3	1,259.7

Capital employed (at year-end)	15,221.1	7,371.3	22,592.4	1,643.4	8,249.7	616.2	33,101.8

Dec. 31, 2005 In millions of euros	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other services	TOTAL
Segment assets (IAS 14)	27,653.6	10,527.5	38,181.1	7,157.3	13,214.4	282.7	58,835.5
Segment liabilities (IAS 14)	16,707.4	3,672.9	20,380.3	5,679.6	7,145.7	638.6	33,844.2
Investments in associates	2,371.7	392.1	2,763.8	11.5	255.9	123.7	3,154.9
Capital employed (at year-end)	14,790.9	8,579.3	23,370.2	1,739.5	7,590.7	549.2	33,249.5

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Dec. 31, 2004 In millions of euros	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other services	TOTAL

Segment assets (IAS 14)	15,106.1	9,038.1	24,144.2	6,709.0	12,608.7	393.2	43,855.0

Segment liabilities (IAS 14)	11,822.6	1,490.4	13,313.0	5,095.8	6,674.8	720.6	25,804.2

Investments in associates	2,397.3	110.3	2,507.6	(19.5)	345.1	89.5	2,922.6

Capital employed (at year-end)	7,112.8	7,926.2	15,039.0	1,864.2	7,380.1	591.9	24,875.2

Changes in the assets and liabilities of the SEE and SEI segments are closely related to changes in derivative instruments concerning items other than net debt.

Changes in figures for SEE between December 31, 2004 and December 31, 2005 mainly reflect the recognition of Electrabel goodwill relating to the cash and share bid.

3.1.3 Segment information – Cash flow statement

Dec. 31, 2006 In millions of euros	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other services	TOTAL
Cash generated from operations before income tax and working capital requirements	2,952.9	1,414.2	4,367.1	500.3	1,784.5	(268.5)	6,383.4
Acquisitions of property, plant and equipment and intangible assets(a)	786.8	315.5	1,102.3	250.9	993.0	7.9	2,354.1
Disposals of property, plant and equipment and intangible assets(b)	29.1	14.3	43.4	78.2	52.9	1.9	176.4

Dec. 31, 2005 In millions of euros	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other services	TOTAL
Cash generated from operations before income tax and working capital requirements	2,646.1	1,267.2	3,913.3	457.0	1,656.2	(275.6)	5,750.9
Acquisitions of property, plant and equipment and intangible assets(a)	1,116.1	256.1	1,372.2	264.1	977.5	7.5	2,621.3
Disposals of property, plant and equipment and intangible assets(b)	263.7	16.1	279.8	37.6	73.5	(0.6)	390.3

Dec. 31, 2004 In millions of euros	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other services	TOTAL
Cash generated from operations before income tax and working capital requirements	2,695.3	1,159.7	3,855.0	493.4	1,501.7	(169.2)	5,680.9
Acquisitions of property, plant and equipment and intangible assets(a)	591.9	286.1	878.0	240.1	950.8	4.4	2,073.3
Disposals of property, plant and equipment and intangible assets(b)	137.1	9.6	146.7	17.5	189.5	0.2	353.9

(a)       Acquisitions of property, plant and equipment and intangible assets presented in this table do not include the impact of the change in accounts payable on fixed assets, which totaled €13.5 million at December 31, 2006, €45.8 million at December 31, 2005, and a negative €36.6 million at December 31, 2004.

(b)       Similarly, disposals of property, plant and equipment and intangible assets do not include the impact of the change in accounts receivable from sales of fixed assets, which totaled €5.5 million at December 31, 2006, a negative €35.4 million at December 31, 2005 and a negative €12.8 million at December 31, 2004.

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3.2 Geographical segments

The amounts set out below are analyzed by:

•   destination of products and services sold for revenues;

•   geographic location of the subsidiaries in relation to other information.

	Revenues			Segment assets			Investments			Capital employed
In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

France	10,808.9	9,719.7	8,576.6	12,630.0	10,298.9	9,627.8	613.5	519.1	523.3	5,003.7	4,008.5	3,407.7

Belgium	11,217.5	10,961.6	11,754.6	19,045.5	22,743.6	11,364.1	473.7	596.9	425.1	9,124.3	10,123.1	2,734.7

Other EU countries	12,341.1	10,956.9	8,892.6	12,692.5	11,643.2	10,997.7	740.8	956.8	551.1	9,717.1	8,700.4	9,230.8

Other

European countries	1,038.6	975.1	998.1	741.3	712.6	609.8	21.0	8.3	18.3	406.3	452.8	434.5

North America	4,184.4	4,092.1	3,500.9	6,235.5	7,517.0	5,941.6	240.0	231.6	246.1	4,422.5	5,008.3	4,749.8

South America	1,862.7	2,120.3	1,822.3	2,977.1	3,303.0	3,056.9	169.3	155.6	171.8	2,438.6	2,803.9	2,395.3

Asia-Pacificand the Middle East	2,164.6	2,063.0	1,906.7	1,951.6	2,281.8	1,910.6	78.9	131.5	114.8	1,914.9	2,054.0	1,808.1

Africa	671.3	600.2	605.9	375.1	335.4	346.5	16.8	21.5	22.8	74.5	98.5	114.3

TOTAL	44,289.2	41,488.9	38,057.7	56,648.5	58,835.5	43,855.0	2,354.1	2,621.3	2,073.3	33,101.8	33,249.5	24,875.2

At December 31, 2004 and December 31, 2005, the contribution of Aguas Andinas was shown within the figures for “South America”. At December 31, 2006, Aguas Andinas was consolidated by Spanish-based Agbar and therefore presented within Spain and hence “Other EU countries”. The entire contribution of Aguas Andinas to segment assets and capital employed in 2004 and 2005 has therefore been reclassified from “South America” to “Other EU countries”.

3.3 Reconciliation of segment information with the consolidated financial statements 3.3.1 Segment assets

	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
Intangible assets	3,488.1	3,453.5	3,352.9
Goodwill	13,404.6	13,033.2	5,322.3
Property, plant and equipment	21,002.8	20,212.4	19,366.7
Other receivables carried at amortized cost	0.0	20.9	74.9
Derivative instruments not related to net debt (Note 19.2)	3,742.0	5,996.6	0.0
Trade and other receivables (Note 19.4)	10,412.2	10,394.7	9,733.9
Inventories	1,483.4	1,344.8	1,145.7
Other current and non-current assets (Note 21)	3,115.4	4,379.4	4,858.6
TOTAL SEGMENT ASSETS	56,648.5	58,835.5	43,855.0
Other unallocated assets	16,786.1	21,607.6	16,437.3
TOTAL ASSETS	73,434.6	80,443.1	60,292.3

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3.3.2 Segment liabilities

	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Current and non-current provisions (Note 23)	9,785.9	10,843.1	10,416.2

Derivative instruments not related to net debt (Note 25.2)	3,941.7	7,116.1	0.0

Trade and other payables (Note 25.3)	9,209.4	10,078.8	9,204.2

Other current and non-current liabilities	6,203.3	5,806.2	6,183.8

TOTAL SEGMENT LIABILITIES	29,140.2	33,844.2	25,804.2

Other unallocated liabilities	44,294.4	46,598.9	34,488.1

TOTAL EQUITY AND LIABILITIES	73,434.6	80,443.1	60,292.3

3.3.3 Capital employed

	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

+ Segment assets	56,648.5	58,835.5	43,855.0

- Segment liabilities	29,140.2	33,844.2	25,804.2

+ Available-for-sale securities (excl. changes in fair value)	1,725.1	1,840.5	1,654.7

+ Loans and advances to associates and non consolidated companies	2,565.6	2,636.6	2,566.2

+ Investments in associates (Note 17.1)	1,259.7	3,154.9	2,922.6

- Derivative instruments not related to net debt	(200.0)	(1,119.8)	0.0

- Actuarial gains and losses on pension obligations	(310.5)	(365.0)	(123.8)

- Other financial liabilities (Note 25.4)	467.5	858.5	443.1

= CAPITAL EMPLOYED	33,101.8	33,249.5	24,875.2

3.3.4 Gross operating income

	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Current operating income	4,496.5	3,902.2	3,736.7
- Depreciation, amortization and provisions	(1,684.8)	(1,701.9)	(1,636.9)
+ Financial income excluding interest	283.5	140.4	96.1
+ Share in net income of associates	372.7	565.5	276.9
- Share-based payment (IFRS 2) and other adjustments	(31.6)	(26.9)	(32.6)
- Net disbursements under concession contracts	(214.2)	(171.3)	(153.2)
GROSS OPERATING INCOME	7,083.3	6,508.2	5,932.4

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Note 4

Revenues

Group revenues per category (see Note 1.Q) break down as follows:

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Energy sales, transmission and distribution	22,669.1	18,756.8	15,630.7

Water and waste services	8,146.8	7,813.7	7,964.7

Rendering of services, engineering and construction contracts, and other services	13,473.3	14,918.4	14,462.3

TOTAL	44,289.2	41,488.9	38,057.7

Revenues related to the application of IFRIC4 (rights to use an asset) are included in the line “Rendering of services, engineering and construction contracts, and other services” for an amount of €752.2 million in 2006, €694.5 million in 2005, and €574.0 million in 2004.

The decrease in revenues from “Rendering of services, engineering and construction contracts, and other services” stems mainly from the sale by the Group of its subsidiary Electrabel Netten Vlaanderen.

Note 5
Personnel costs

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Salaries	(5,700.6)	(5,865.5)	(5,877.9)

Social security charges/pension costs (defined contribution plans)	(1,821.0)	(1,948.6)	(1,885.8)

Employee profit-sharing and incentive schemes	(60.4)	(50.2)	(50.3)

Share-based payment	(58.8)	(38.6)	(17.9)

TOTAL	(7,640.8)	(7,902.9)	(7,831.9)

Personnel costs for 2006 fell by €262.1 million (3.3%) compared to 2005. This mainly reflects the impacts of changes in the scope of consolidation, including a negative €302 million relating to the sale of Electrabel Netten Vlaanderen, a negative €50 million relating to the sale of SUEZ Environment entities in Brazil, and a negative €37 million relating to the withdrawal from water contracts in Argentina. The net costs relating to defined benefit pension plans are presented in Note 24.

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Note 6
Other operating income and expenses

Other operating income and expenses include the following amounts:

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

OTHER OPERATING INCOME	919.6	957.9	1,155.5

OTHER OPERATING EXPENSES	(10,376.7)	(10,261.1)	(9,871.2)

Purchases	(5,625.0)	(5,566.9)	(5,219.0)

Repairs and maintenance	(898.8)	(1,354.2)	(1,303.8)

Other	(3,852.9)	(3,340.0)	(3,348.4)

TOTAL	(9,457.1)	(9,303.2)	(8,715.7)

In 2004, the line “Other operating income” included a gain of €140 million in respect of the amount receivable for supplementary pension and similar benefits paid by the Group to employees providing services on behalf of distribution and grid operators in Belgium.

“Other” relates mainly to rental expenses, external personnel costs, commissions and fees paid to intermediaries, and taxes other than income tax.

Note 7
Depreciation, amortization and provisions
In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

DEPRECIATION AND AMORTIZATION

Amortization charge for intangible assets	(380.2)	(301.8)	(230.1)

Depreciation charge for property, plant and equipment	(1,494.5)	(1,467.3)	(1,659.1)

Write-down of inventories and trade receivables	(67.3)	15.6	(144.7)

PROVISIONS

Contingencies	255.8	52.5	370.7

Other	1.4	(0.9)	26.3
TOTAL	(1,684.8)	(1,701.9)	(1,636.9)

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Note 8
Impairment of property, plant and equipment, intangible assets and financial assets

Write-downs of inventories and trade receivables are presented in Note 7 “Depreciation, amortization and provisions”.

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

NET IMPAIRMENT LOSSES

Goodwill	(11.6)	(114.8)	(109.0)

Property, plant and equipment and other intangible assets	(123.7)	(437.8)	(148.7)

Financial assets	(14.9)	(105.3)	(10.6)

TOTAL	(150.3)	(657.9)	(268.2)

8.1 Net impairment expenses recognized

As a result of a series of significant unfavorable events (contractual disputes, downturn in the economic environment for certain business segments or countries), the Group reviewed the value in use of the assets affected by these events and recognized impairment losses on some of those assets. In 2005, this concerned in particular the international activities of SUEZ Environment (Brazil, Argentina, etc.), SUEZ Energy International in the US, and SUEZ Energy Services in the Netherlands, while in 2006 it concerned mainly SUEZ Energy International in the US.

The discount rates used in 2006 to calculate the present value of cash flows in the impairment test ranged from 5.1% to 12.3%, compared with discount rates between 5% and 14.6% in 2005.

In the particular case of the US, given the regulatory environment and downbeat market conditions for certain Group production units, the Group has decided to carry out impairment tests on the basis of future cash flows discounted at a rate of 9% after tax in 2006 (unchanged from 2005), resulting in the recognition of a pre-tax impairment loss of €68 million (€217 million in 2005).

In the 2006 consolidated financial statements, reversals of impairment concerned property, plant and equipment and intangible assets for an amount of €8 million, and financial assets for an amount of €33.7 million.

Impairment losses recognized in 2004 related to the assets of concession holders in Argentina and to international contracts in the Environment segment.

8.2 Material Cash Generating Unit

With the exception of the Electrabel Benelux Cash Generating Unit (CGU), no individual amount of goodwill allocated to other CGUs represents more than 5% of the Group’s total goodwill.

The total amount of goodwill allocated to this CGU was €8.6 billion at December 31, 2006. This CGU covers the Group’s electricity production, sale and distribution activities in Belgium, the Netherlands and Luxembourg.

The annual review of this CGU’s recoverable amount was based on its estimated value in use at December 31, 2006.

To calculate estimated value in use, the Group uses cash flow projections based on financial forecasts approved by management covering a period of four years, and a discount rate of 6.7%. Cash flow projections beyond this four-year period are extrapolated and incorporate a terminal value.

Key assumptions used in the calculation include expected trends in long-term prices for electricity and fuel. These amounts reflect the best estimates of market prices, while fuel consumption is estimated taking into account expected changes in production assets. The risk-free rate and market risk premium represent external available sources of information.

Based on events that are reasonably likely to occur as of the balance sheet date, the Group considers that any changes in the key assumptions described above would not increase the carrying amount in excess of the recoverable amount.

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Note 9
Restructuring costs

In 2006, implementation of the planned restructuring measures has only a marginal impact on the consolidated financial statements once provisions booked in previous years have been reversed. The main costs for the year are related to the Gaz de France merger plan (€57 million), which the Group has decided to expense as incurred in accordance with applicable accounting policies.

In 2005, the restructuring measures carried out mainly in the Energy Services segment represented a charge of €84.4 million,

essentially in the Netherlands and France under restructuring provisions. Costs for the year incurred during the implementation of restructuring programs came to €211.3 million, and were offset by reversals of provisions in an amount of €194.2 million.

Restructuring costs in 2004 concerned primarily the Energy Services and Environment segments for €28.2 million and €32.2 million, respectively.

Note 10
Disposals of assets, net

At December 31, 2006, disposals of assets represent a net gain of €1,093.1 million as against €1,529.9 million at end-2005.

The largest capital gains recognized in 2006 on asset disposals result from the following transactions:

Disposal of shareholdings in Flemish mixed inter-municipal companies

In application of the agreements signed in 2001 and 2005 concerning the restructuring of distribution networks in Flanders, Electrabel was required to reduce its shareholding in the Flemish mixed inter-municipal companies to an agreed level of 30% by September 5, 2006 at the latest. These transactions were duly completed and the resulting capital gain of €236 million was recognized in the 2006 consolidated financial statements.

Disposal of shares in REVA

On June 29, 2006, SES España sold all of its shares in REVA. The capital gain recognized in the consolidated financial statements at December 31, 2006 amounts to €129 million.

Disposal of shares in M6

SUEZ sold its remaining 5% shareholding in M6 to Compagnie Nationale à Portefeuille (CNP), booking a net capital gain of €120 million in 2006.

Sale of 9 Cegetel

On October 24, 2006, SUEZ Communication sold its entire stake in Neuf Cegetel upon the company’s stock market listing, booking a capital gain of €270 million.

Besides the transactions set out above, capital gains recognized on disposals of assets in 2006 relate to the sale of the residual interest in Colbùn (€77 million) and in Hanjin City Gas (€50 million).

In 2005, this item mainly reflects: (i) the disposal of 36.6% of ESO/Elia further to the company’s IPO, representing a gain of €626 million; (ii) the Group’s sale of its residual interest in Northumbrian for an amount of €263 million; and (iii) the sale of 9.57% of Tractebel Energia for €168 million further to the company’s stock market listing.

In 2004, asset disposals related mainly to the Group’s withdrawal from the Communications sector. In accordance with IFRS 5, proceeds from these disposals are presented on the line “Net income from discontinued operations” (see Note 2).

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Note 11
Financial income/(loss)
	Dec. 31, 2006			Dec. 31, 2005		Dec. 31, 2004

In millions of euros	Expenses	Income	Net	Expenses	Income	Net	Expenses	Income	Net

NET FINANCE COSTS	(1,157.8)	327.6	(830.2)	(1,090.8)	290.6	(800.2)	(1,161.6)	204.6	(957.0)

Interest on gross borrowings	(1,097.7)		(1,097.7)	(1,077.3)		(1,077.3)	(1,109.7)		(1,109.7)
Exchange differences on borrowings and hedges	(9.6)		(9.6)		0.4	0.4		20.2	20.2
Gains and losses on hedges of borrowings	(50.5)		(50.5)	(11.1)		(11.1)	(4.2)		(4.2)
Income from cash and cash equivalent and financial assets at fair value through income		325.4	325.4		290.2	290.2		184.4	184.4
Changes in the fair value of financial assets at fair value through income		2.2	2.2	(2.4)		(2.4)	(47.7)		(47.7)
EARLY REDEMPTION OF BONDS
REPAYABLE IN FORTIS SHARES			-		166.6	166.6			-
OTHER FINANCIAL INCOME AND EXPENSES	(452.8)	552.0	99.2	(491.4)	399.7	(91.7)	(497.0)	374.9	(122.1)

FINANCIAL INCOME/(LOSS)	(1,610.6)	879.6	(731.0)	(1,582.2)	856.9	(725.3)	(1,658.6)	579.5	(1,079.1)

11.1 Net finance costs

This item primarily includes interest expenses related to gross borrowings (calculated using the effective interest rate), exchange differences arising from foreign currency borrowings, gains and losses arising from foreign currency and interest rate hedging transactions on gross borrowings, together with interest income on cash investments, changes in the fair value of financial assets at fair value through income, and cash and cash equivalents.

In millions of euros							Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Interest on gross borrowings							(1,097.7)	(1,077.3)	(1,109.7)

Exchange differences on borrowings and hedges							(9.6)	0.4	20.2

Gains and losses on hedges of borrowings							(50.5)	(11.1)	(4.2)
Income from cash and cash equivalent and financial assets at fair value through income							325.4	290.2	184.4

Changes in the fair value of financial assets at fair value through income							2.2	(2.4)	(47.7)
TOTAL							(830.2)	(800.2)	(957.0)

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11.2 Early redemption of bonds repayable in Fortis shares

In first-half 2005, the Group redeemed in advance of term the outstanding bonds repayable in Fortis shares and sold the 13.75 million Fortis shares made available as a result of this transaction.

Following these operations, which generated net financial income of €166.6 million, the Group no longer holds any interests in Fortis.

11.3 Other financial expenses

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Unwinding of discounting adjustments to provisions	(335.5)	(330.1)	(339.2)

Interest on trade and other payables	(22.4)	(21.1)	(18.2)

Exchange losses	(21.1)	(17.7)	(19.3)

Other financial expenses	(73.8)	(122.5)	(120.3)

TOTAL	(452.8)	(491.4)	(497.0)

11.4 Other financial income

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Income from available-for-sale securities	288.7	134.3	104.8

Interest on trade and other receivables	23.8	15.9	27.5

Interest on loans and receivables carried at amortized cost	63.7	80.1	95.3

Exchange gains	11.3	15.7	3.6

Other financial income	164.5	153.7	143.7

TOTAL	552.0	399.7	374.9

“Other financial income” includes a positive impact of €19 million relating to the renegotiation of Santa Fe’s debt in Argentina in 2005, and a positive impact of €56.4 million in 2006 relating to the renegotiation of Aguas Argentinas’ debt.

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Note 12
Income tax expense

12.1 Analysis of the income tax charge recognized in the income statement

12.1.1 Breakdown of the income tax expense

The income tax expense recognized in income for 2006 amounts to €815.1 million, compared with €585.3 million in 2005. This expense breaks down as follows:

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

CURRENT INCOME TAX

France	(59.1)	(41.8)	(58.0)

Outside France	(726.3)	(705.5)	(567.9)

TOTAL	(785.4)	(747.3)	(625.9)

DEFERRED INCOME TAX

France	11.5	(27.3)	(3.7)

Outside France	(41.2)	189.3	(296.4)

TOTAL	(29.7)	162.0	(300.1)

Total income tax expense recognized in income for the year	(815.1)	(585.3)	(926.0)

SUEZ is the parent of a tax consolidation group comprising 251 companies in 2006. Other tax consolidation groups have been set up where possible.	In 2006, income tax relating to prior periods and tax due on disposals are not material.

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12.1.2 Reconciliation between the theoretical income tax expense and the Group’s actual income tax expense
A reconciliation between the theoretical income tax expense and the Group’s actual income tax expense is presented below:
In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
Net income	4,194.2	3,776.5	2,527.8
- Share in net income of associates	372.7	565.5	276.9
- Income tax	(815.1)	(585.3)	(926.0)
Income before income tax and share in net income of associates (a)	4,636.6	3,796.3	3,176.9
of which French companies	464.2	44.4	526.0
of which companies outside France	4,172.4	3,751.9	2,650.9
Statutory income tax rate in France (b)	34.43%	34.93%	35.43%
Theoretical income tax expense (c) = (a) x (b)	(1,596.4)	(1,326.0)	(1,125.6)
Difference between normal tax rate applicable in France and normal tax rate in force in jurisdictions outside France	177.1	140.8	100.0
Permanent differences	(9.9)	170.1	215.5
Income taxed at a reduced rate or nil(a)	538.1	483.3	157.7
Additional tax expense(b)	(94.7)	(115.5)	(94.4)
Effect of unrecognized deferred tax assets on tax loss carry-forwards and other tax-deductible temporary differences	(125.0)	(201.5)	(346.8)
Recognition or utilization of tax income on previously unrecognized tax loss carry-forwards and other tax-deductible temporary differences	220.5	163.5	237.8
Impact of changes in tax rates	(27.0)	3.2	(118.6)
Tax credits	36.7	61.9	42.0
Other	65.6	34.9	6.4
Actual income tax expense	(815.1)	(585.3)	(926.0)
Effective tax rate (actual income tax expense divided by income before income tax and share in net income of associates)	17.6%	15.4%	29.1%

(a)  Includesmainly capital gains on tax-exempt disposals of shares in Belgium; the effect of lower tax rates applicable to securities transactions in France; and the impact of the special tax regimes used for the coordination centers in Belgium.

(b) Includesmainly the 5% tax payable on dividends in Belgium.

12.2 Income tax recorded directly in equity

At December 31, 2006, changes in deferred taxes recognized directly in equity resulting from actuarial gains and losses calculated over the period and changes in the fair value of financial instruments recorded through equity, amount to a negative €329.1 million, and can be analyzed as follows:

Type of underlying In millions of euros	Jan. 1, 2005	Dec. 31, 2005	Change(a)	Dec. 31, 2006
Available-for-sale financial assets	(40.1)	(17.0)	(31.2)	(48.2)
Actuarial gains and losses	35.8	92.8	(14.8)	78.0
Net investment hedges	8.5	12.4	(4.0)	8.4
Cash flow hedges	89.1	262.5	(279.1)	(16.6)

	93.3	350.7	(329.1)	21.6

(a) Includesa negative €18.1 million in translation adjustments at December 31, 2006.

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In 2005, SUEZ sold without recourse litigious receivables due from the French State for a firm and definitive price of €995.4 million.

As the assigned receivables related to tax previously paid by the Group via a deduction from equity, the corresponding sale price was taken to equity for the same amount.

No other current income tax effect was recognized in equity in 2005.

12.3 Deferred tax assets and liabilities
12.3.1 Analysis of the net deferred tax position recognized in the balance sheet (before netting off deferred tax assets and liabilities by tax entity), by type of temporary difference
In millions of euros	Dec. 31, 2004	Impact of first-time application of IAS 32/39	Jan. 1, 2005	Income	Net income recognized directly in equity(a)	Other(b)	Dec. 31, 2005
DEFERRED TAX ASSETS
Net operating loss carry-forwards and tax credits	201.8		201.8	17.8		(32.9)	186.7
Pension obligations	670.8		670.8	(26.1)	45.5	11.8	702.0
Non-deductible provisions	274.5		274.5	85.7		29.0	389.2
Difference between the carrying amount of PPE and their tax basis	242.6		242.6	87.0		13.7	343.3
Measurement of financial instruments at fair value (IAS 32/39)		226.4	226.4	134.1	281.1	(19.3)	622.3
Other	497.4		497.4	(63.3)		21.7	455.8
TOTAL	1,887.1	226.4	2,113.5	235.2	326.6	24.0	2,699.3
DEFERRED TAX LIABILITIES
Fair value adjustments to PPE and intangible assets	(248.8)		(248.8)	(3.5)		(232.0)	(484.3)
Other differences between the carrying amount of PPE and their tax basis	(848.1)		(848.1)	(54.0)		53.1	(849.0)
Tax-driven provisions	(90.9)		(90.9)	(13.6)		(12.0)	(116.5)
Measurement of financial assets and liabilities at fair value (IAS 32/39)		(117.3)	(117.3)	(39.1)	(80.7)	6.0	(231.1)
Other	(907.1)		(907.1)	37.0	11.4	(100.3)	(959.0)
TOTAL	(2,094.9)	(117.3)	(2,212.2)	(73.2)	(69.3)	(285.2)	(2,639.9)
Net deferred tax (liabilities)/assets	(207.8)	109.1	(98.7)	162.0	257.3	(261.2)	59.4

(a)  Reflectingmainly the impact of changes in the scope of consolidation and exchange rates.

(b)  Consistingmainly of changes in the scope of consolidation and exchange rate (primarily related to the US dollar, Brazilian real, Chilean peso and the Thai baht).

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In millions of euros	Dec. 31, 2004	Dec. 31, 2005	Income	Net income recognized directly in equity(a)	Other(b)	Dec. 31, 2006
DEFERRED TAX ASSETS
Net operating loss carry-forwards and tax credits	201.8	186.7	31.7		1.6	220.0
Pension obligations	670.8	702.0	(16.4)	0.4	11.9	697.9
Non-deductible provisions	274.5	389.2	(43.5)		25.1	370.8
Difference between the carrying amount of PPE and their tax basis	242.6	343.3	(19.9)		3.1	326.5
Measurement of financial instruments at fair value
(IAS 32/39)		622.3	82.0	(315.4)	(70.6)	318.3
Other	497.4	455.8	147.4		(63.2)	540.0
TOTAL	1,887.1	2,699.3	181.3	(315.0)	(92.1)	2,473.5
DEFERRED TAX LIABILITIES

Fair value adjustments to PPE and intangible assets	(248.8)	(484.3)	9.6		(256.3)	(731.0)
Other differences between the carrying amount of PPE and their tax basis	(848.1)	(849.0)	(137.9)		(98.9)	(1,085.8)

Tax-driven provisions	(90.9)	(116.5)	6.7		(0.8)	(110.6)
Measurement of financial assets and liabilities at fair value (IAS 32/39)		(231.1)	(149.7)	1.0	73.3	(306.5)
Other	(907.1)	(959.0)	60.3	(15.1)	100.7	(813.1)
TOTAL	(2,094.9)	(2,639.9)	(211.0)	(14.1)	(182.0)	(3,047.0)
NET DEFERRED TAX (LIABILITIES)/ASSETS	(207.8)	59.4	(29.7)	(329.1)	(274.1)	(573.5)
(a) SeeNote 12.2.

(b) Reflectingmainly the impact of changes in the scope of consolidation and exchange rates (primarily related to the US dollar, Brazilian real, Chilean peso and the Thai baht).

Movements in deferred taxes recorded in the consolidated balance sheet, after netting off deferred tax assets and liabilities by tax entity, break down as follows:
In millions of euros	Assets	Liabilities	Net position

At December 31, 2004	756.7	(964.5)	(207.8)
At January 1, 2005	984.1	(1,082.8)	(98.7)

At December 31, 2005	1,225.2	(1,165.8)	59.4
Tax on net income for the period	181.3	(211.0)	(29.7)
Other	(407.1)	(196.1)	(603.2)
Impact of netting by tax entity	(128.4)	128.4	-
At December 31, 2006	871.0	(1,444.5)	(573.5)

12.3.2 Deductible temporary differences not recognized in the balance sheet at December 31, 2006

At December 31, 2006, unused tax losses carried forward – which were not recorded in the balance sheet as they did not meet the criteria for recognition as a deferred tax asset – amounted to €4,266.7 million in respect of ordinary tax loss carry-forwards (unrecognized deferred tax asset effect of €1,479.1 million). The amount of other tax-deductible temporary differences not recorded in the balance sheet amounted to €852.8 million (unrecognized deferred tax asset effect of €304.2 million).

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The expiry dates for using unrecognized tax loss carry-forwards are presented below:

12.3.3 Unrecognized deferred taxes on taxable temporary differences relating to investments in subsidiaries, joint ventures and associates

No deferred tax liabilities have been recognized on temporary differences when the Group is able to control the timing of their reversal and it is probable that the temporary difference will not reverse in the foreseeable future. The taxable temporary difference does not give rise to any payment of tax when it reverses (in particular as regards tax-exempt capital gains on disposals of investments in Belgium and the elimination of the taxation of capital gains tax in France with effect from 2007).

In millions of euros	Ordinary tax losses
2007	160.6
2008	325.0
2009	47.3
2010	31.7
2011	27.8
2012 and beyond	3,674.3
TOTAL	4,266.7
At December 31, 2006, ordinary tax losses resulting from the SUEZ SA tax consolidation group amount to €2.4 billion.

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Note 13
Earnings per share
	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
NUMERATOR (IN MILLIONS OF EUROS)
Net income Group share	3,606.4	2,512.7	1,696.4
Impact of dilutive instruments
- Elimination of interest on convertible bonds		6.8	10.0
DILUTED NET INCOME GROUP SHARE	3,606.4	2,519.5	1,706.4
Net income Group share from discontinued operations	0.0	0.0	716.4
Impact of dilutive instruments	0.0	0.0	0.0
Diluted net income Group share from discontinued operations	0.0	0.0	716.4
NET INCOME GROUP SHARE FROM CONTINUING OPERATIONS	3,606.4	2,512.7	980.0
Impact of dilutive instruments
- Elimination of interest on convertible bonds	0.0	6.8	10.0
DILUTED NET INCOME GROUP SHARE FROM CONTINUING OPERATIONS	3,606.4	2,519.5	990.0
DENOMINATOR
Average number of shares outstanding (in millions)	1,261.3	1,053.2	995.1
Impact of dilutive instruments
- Convertible bonds		6.7	13.5
- Bonus share plan reserved for employees	0.3
- Stock subscription and purchase plans reserved for employees	14.6	6.0	1.0
Diluted average number of shares outstanding	1,276.2	1,065.9	1,009.6
EARNINGS PER SHARE (IN EUROS)
Earnings per share	2.86	2.39	1.70
Diluted earnings per share	2.83	2.36	1.69
Earnings per share from discontinued operations	NA	NA	0.72
Diluted earnings per share from discontinued operations	NA	NA	0.71
Earnings per share from continuing operations	2.86	2.39	0.98
Diluted earnings per share from continuing operations	2.83	2.36	0.98

The dilutive instruments taken into account for calculating diluted earnings per share are described in Note 33 “Share-based payment”.	Due to their anti-dilutive effect, stock options granted to employees in 2000 were not taken into account in the calculation of diluted earnings per share.

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Note 14
Goodwill

14.1 Movements in the carrying amount of goodwill

in millions of euros

A. GROSS AMOUNT

At December 31, 2004	5,438.9

At January 1, 2005	5,438.9

Acquisitions	7,866.7

Disposals and goodwill classified as “assets held for sale”	0.0

Translation adjustments	171.1

Other	(241.7)

At December 31, 2005	13,235.0

Acquisitions	534.4

Disposals and goodwill classified as “assets held for sale”	(226.3)

Translation adjustments	(70.6)

Other	115.2

AT DECEMBER 31, 2006	13,587.7

B. IMPAIRMENT

At December 31, 2004	(116.6)

At January 1, 2005	(116.6)

Impairment losses	(114.8)

Disposals and goodwill classified as “assets held for sale”	0.0

Translation adjustments	(6.3)

Other	35.9

At December 31, 2005	(201.8)
Impairment losses	(11.6)
Disposals and goodwill classified as “assets held for sale”	35.7
Translation adjustments	(1.1)
Other	(4.2)
AT DECEMBER 31, 2006	(183.1)

C. CARRYING AMOUNT = A+B

At December 31, 2004	5,322.3

At January 1, 2005	5,322.3

At December 31, 2005	13,033.2

AT DECEMBER 31, 2006	13,404.6

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In 2006, additional goodwill relates mainly to the SEE’s acquisition of Rendo and Cogas for €65 million and €75 million, respectively, and to Agbar’s acquisition of Bristol Water for €118.3 million and RTD for €87.2 million. Changes in the “Disposals and goodwill” line (gross amount) in the above table chiefly reflect the disposal of certain Flemish mixed inter-municipal companies for €171.3 million. “Other” mainly consists of goodwill on Compagnie Nationale du Rhône previously included within “Investments in associates” and transferred due to the change in the method used to consolidate CNR (see also Note 17).

Additional goodwill recorded in 2005 primarily arose as a result of the buyout of minority interests in Electrabel (€7,332 million) and the first-time consolidation of SHEM (€230 million). “Other” mainly corresponded to an adjustment to goodwill recognized when finalizing the acquisition price of Electrabel Nederland.

Goodwill recognized in respect of acquisitions of minority interests amounts to €78.3 million at December 31, 2006 and €7,338 million at December 31, 2005 (mainly relating to the 48.54% interest acquired in Electrabel). In the absence of specific IFRS guidance, goodwill is recognized as described in Note 1.D.1.

14.2 Goodwill segment information

The carrying amount of goodwill can be analyzed by business segments as follows:

in millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Suez Energy Europe	9,963.1	9,862.3	2,260.1

Suez Energy International	428.9	467.0	414.0

Suez Energy Services	682.5	673.0	711.3

Suez Environment	2,305.4	2,005.5	1,914.5

Other	24.6	25.4	22.4

TOTAL	13,404.6	13,033.2	5,322.4

The analysis above is based on the business segments of the acquired entity rather than those of the acquirer.

The main goodwill balances relate to the following Cash Generating Units (CGUs): Benelux (€8,609.8 million, of which €7,513.6 million relates to Electrabel and €771.2 million to Electrabel Nederland NV), France (€697 million relating to SHEM and CNR), Polaniec (€270 million), United Water ( €398 million), Sita UK ( €346 million), and Sita Nederland BV (€223 million).

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Note 15
Intangible assets, net 15.1 Movements in the carrying amount of intangible assets

In millions of euros	Software	Intangible rights related to concession contracts	Capacity entitlements	Other	Total

A. GROSS AMOUNT

At December 31, 2004	478.1	3,456.9	1,163.0	1,025.9	6,123.9

At January 1, 2005	478.1	3,456.9	1,163.0	1,025.9	6,123.9

Acquisitions	46.8	170.1		260.9	477.8

Disposals	(14.1)	(21.4)		(226.7)	(262.2)

Translation adjustments	6.2	77.4		89.7	173.4

Changes in scope of consolidation	(4.4)	(32.2)		(17.0)	(53.6)

Other	24.0	35.2		32.1	91.3

At December 31, 2005	536.6	3,686.0	1,163.0	1,164.9	6,550.6

Acquisitions	83.1	192.5		42.0	317.5

Disposals	(9.2)	(6.0)		(71.5)	(86.8)

Translation adjustments	(0.5)	(35.7)		(68.8)	(104.9)

Changes in scope of consolidation	(23.8)	(129.9)		15.1	(138.6)

Other	2.0	299.3		(33.6)	267.7

AT DECEMBER 31, 2006	588.3	4,006.1	1,163.0	1,048.0	6,805.5

B. ACCUMULATED AMORTIZATION AND IMPAIRMENT

At December 31, 2004	(346.5)	(1,520.0)	(480.7)	(423.8)	(2,771.0)

At January 1, 2005	(346.5)	(1,520.0)	(480.7)	(423.8)	(2,771.0)

Amortization/impairment	(69.0)	(126.8)	(25.6)	(96.5)	(317.9)

Disposals	15.5	7.4		46.0	68.9
Translation adjustments	(5.1)	(37.5)		(34.7)	(77.3)

Changes in scope of consolidation	4.4	0.7		7.2	12.3

Other	8.3	(25.0)		4.7	(12.0)

At December 31, 2005	(392.4)	(1,701.2)	(506.3)	(497.1)	(3,097.0)

Amortization/impairment	(81.0)	(206.5)	(24.8)	(68.2)	(380.5)
Disposals	7.0	9.8		6.1	23.0
Translation adjustments	0.4	18.7		27.0	46.0
Changes in scope of consolidation	24.0	94.2		9.1	127.3
Other	7.7	(86.1)		42.3	(36.1)

AT DECEMBER 31, 2006	(434.4)	(1,871.1)	(531.1)	(480.6)	(3,317.3)

C. CARRYING AMOUNT = A+B

At December 31, 2004	131.6	1,936.9	682.3	602.1	3,352.9

At January 1, 2005	131.6	1,936.9	682.3	602.1	3,352.9

At December 31, 2005	144.2	1,984.7	656.7	667.9	3,453.5

AT DECEMBER 31, 2006	153.9	2,135.0	631.9	567.4	3,488.2

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The Group was involved in financing the construction of several power stations operated by third parties and in consideration, received the right to purchase a share of the production over the useful life of the assets. These rights are amortized over the useful life of the underlying assets, not to exceed 40 years. The Group currently holds entitlements in the Chooz B power plant in France and the MKV and HKV plants in Germany. At December 31,

2006 the carrying amount of these entitlements amounted to €631.9 million.

Recognized impairment losses for the periods presented amounted to €3.6 million in 2006, €19 million in 2005 and €11.3 million in 2004 (see Note 8).

15.2 Greenhouse gas emissions allowances

In thousands of tons	Dec. 31, 2006	Dec. 31, 2005

Allowances granted	45,741.9	43,715.6

Allowances purchased	15,214.5	935.6

Allowances returned and/or consumed	(44,174.4)	(42,283.7)

Allowances sold	(10,498.7)	(7,102.0)

TOTAL	6,283.3	(4,734.5)

15.3 Research and development costs

Research and development activities primarily relate to various studies regarding technological innovation, improvements in plant efficiency, safety, environmental protection, service quality and the use of energy resources.

Research and development costs with no specific contractual right of recovery are expensed as incurred. Excluding technical assistance costs, R&D costs in 2006, 2005 and 2004 amounted to €86 million, €84.8 million and €85 million, respectively.

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Note 16

Property, plant and equipment, net

16.1 Movements in property, plant and equipment

In millions of euros	Land	Buildings	Plant and equipment	Vehicles	Capita- lized dismant- ling costs	Assets held under finance leases	Assets leased to others under operating leases	Construc- tion in progress	Other	Total

A. GROSS AMOUNT

At December 31, 2004	1,931.4	4,419.7	25,252.4	1,357.4	752.3	1,747.6	1,647.8	2,423.3	2,278.7	41,810.6

At January 1, 2005	1,931.4	4,419.7	25,252.4	1,357.4	752.3	1,747.6	1,647.8	2,423.3	2,278.7	41,810.6

Acquisitions	54.7	107.7	502.3	89.8	0.5	10.1	7.6	1,286.4	95.3	2,154.4

Disposals	(25.6)	(102.2)	(326.9)	(142.2)	(0.3)	(16.8)	(0.4)	0.0	(87.5)	(701.9)

Translation adjustments	76.4	454.0	933.5	12.4	4.8	1.1	224.0	150.5	214.9	2,071.6

Changes in scope of consolidation	(140.3)	(183.2)	(178.7)	(31.4)	(0.1)	(693.0)	0.0	(99.4)	10.6	(1,315.5)

Other	(199.2)	158.6	1,865.9	20.9	(78.6)	(269.9)	9.1	(1,664.9)	(55.8)	(213.9)

At December 31, 2005	1,697.4	4,854.6	28,048.5	1,306.9	678.6	779.1	1,888.1	2,095.9	2,456.2	43,805.3

Acquisitions	42.7	63.0	456.4	120.0	19.6	43.1	25.2	1,198.6	129.6	2,098.1

Disposals	(36.2)	(125.7)	(151.2)	(104.9)	(0.2)	(15.0)	(1.4)	0.0	(101.4)	(536.0)

Translation adjustments	(0.7)	(50.1)	(417.9)	(10.5)	2.5	(0.3)	(158.4)	(62.8)	(153.9)	(852.2)

Changes in scope of consolidation	42.4	158.4	513.3	12.7	2.0	(1.7)	3.3	(87.5)	228.6	871.5

Other	(34.8)	(10.5)	1,302.4	28.9	29.5	(12.3)	(412.0)	(1,255.5)	69.7	(294.5)

AT DECEMBER 31, 2006	1,710.7	4,889.8	29,751.5	1,353.0	732.1	792.9	1,344.8	1,888.7	2,628.7	45,092.3

B. ACCUMULATED DEPRECIATION AND IMPAIRMENT

At December 31, 2004	(861.7)	(1,763.3)	(16,089.1)	(938.6)	(599.8)	(557.5)	(475.9)	(48.3)	(1,109.7)	(22,443.9)

At January 1, 2005	(861.7)	(1,763.3)	(16,089.1)	(938.6)	(599.8)	(557.5)	(475.9)	(48.3)	(1,109.7)	(22,443.9)

Depreciation/impairment	(61.6)	(224.2)	(1,161.6)	(121.0)	(6.7)	(62.2)	(47.9)	(35.5)	(155.6)	(1,876.3)
Disposals	18.1	58.3	240.9	133.1	0.2	13.5	0.0	0.0	88.1	552.2
Translation adjustments	(19.2)	(125.6)	(237.9)	(7.8)	(4.3)	(0.9)	(54.5)	(5.7)	(66.0)	(521.9)
Changes in scope of consolidation	43.0	106.3	343.1	22.1	(0.5)	(4.1)	0.0	4.6	0.8	515.3
Other	67.7	(34.3)	(141.5)	6.3	38.3	184.0	(25.3)	9.4	77.1	181.7

At December 31, 2005	(813.7)	(1,982.8)	(17,046.1)	(905.9)	(572.8)	(427.2)	(603.6)	(75.5)	(1,165.3)	(23,592.9)

Depreciation/impairment(a)	(59.6)	(177.5)	(1,027.5)	(117.3)	(13.8)	(45.4)	(55.6)	(21.3)	(107.5)	(1,625.4)

Disposals	10.7	84.7	136.9	96.0	0.2	12.8	0.3	0.0	70.5	412.1

Translation adjustments	(3.7)	11.8	91.6	0.3	(2.3)	(0.2)	37.8	2.2	43.5	180.9

Changes in scope of consolidation	4.8	469.0	(212.7)	0.0	(1.8)	(0.6)	(3.2)	49.6	2.7	307.8

Other	3.6	(19.5)	(42.3)	(5.1)	(29.1)	8.8	290.0	0.3	21.2	228.0

AT DECEMBER 31, 2006	(858.0)	(1,614.4)	(18,099.9)	(932.0)	(619.7)	(451.7)	(334.2)	(44.8)	(1,134.8)	(24,089.5)

C. CARRYING AMOUNT

At December 31, 2004	1,069.7	2,656.4	9,163.3	418.8	152.5	1,190.1	1,171.9	2,375.0	1,168.9	19,366.5

At January 1, 2005	1,069.7	2,656.4	9,163.3	418.8	152.5	1,190.1	1,171.9	2,375.0	1,168.9	19,366.5

At December 31, 2005	883.7	2,871.8	11,002.4	401.0	105.8	351.9	1,284.5	2,020.4	1,290.9	20,212.4

AT DECEMBER 31, 2006	852.8	3,275.5	11,651.6	421.0	112.4	341.2	1,010.6	1,844.0	1,493.9	21,002.8
(a) Net impairment losses recognized in property, plant and equipment amount to €128.1 million at December 31, 2006, versus €418.9 million at end-2005 (see Note 8).

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The main translation adjustments recorded in relation to the gross amount of property, plant and equipment at December 31, 2006 concern the US dollar for a negative €725.0 million. Net changes in the scope of consolidation mainly result from the disposal of the Hanjin City Gas distribution network in South Korea (negative impact of €142.3 million), the sale of REVA

(negative impact of €33 million), the sale of VEA in Brazil (negative impact of €42 million, and from the effects of a change in consolidation method (from equity accounting to full consolidation) in respect of London Waste (Sita UK – positive impact of €99.5 million) and CNR (positive impact of €1,035.0 million – see Note 17).

16.2 Analysis of property, plant and equipment held under finance leases by type

Property, plant and equipment held under finance leases break down as follows:

In millions of euros	Land	Buildings	Plant and equipment	Vehicles	Construction in progress	Other	Total assets held under finance leases

A. GROSS AMOUNT

At December 31, 2004	41.0	239.4	1,226.8	240.4	0.0	0.0	1,747.6

At January 1, 2005	41.0	239.4	1,226.8	240.4	0.0	0.0	1,747.6

At December 31, 2005	35.6	192.8	412.7	133.2	0.0	4.8	779.1

AT DECEMBER 31, 2006	32.6	204.3	414.9	136.3	0.0	4.8	792.9

B. ACCUMULATED DEPRECIATION AND IMPAIRMENT

At December 31, 2004	(2.2)	(110.4)	(251.5)	(193.4)	0.0	(0.0)	(557.5)

At January 1, 2005	(2.2)	(110.4)	(251.5)	(193.4)	0.0	(0.0)	(557.5)

At December 31, 2005	(8.1)	(103.6)	(214.8)	(97.8)	0.0	(2.9)	(427.2)

AT DECEMBER 31, 2006	(8.0)	(105.8)	(229.7)	(105.7)	0.0	(2.6)	(451.7)

C. CARRYING AMOUNT

At December 31, 2004	38.8	129.0	975.3	47.0	0.0	0.0	1,190.1

At January 1, 2005	38.8	129.0	975.3	47.0	0.0	0.0	1,190.1

At December 31, 2005	27.5	89.2	197.9	35.4	0.0	1.9	351.9

AT DECEMBER 31, 2006	24.6	98.5	185.2	30.7	0.0	2.2	341.2

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16.3 Pledged and mortgaged assets

Items of property, plant and equipment pledged by the Group to guarantee borrowings amount to €2,001.0 million at December 31, 2006, compared with €2,153.1 million at December 31, 2005 and €2,058.4 million at December 31, 2004. The maturities of these commitments are as follows:

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
Maturity

Y+1	360.6	416.1	249.8

Y+2	48.7	89.9	128.0

Y+3	25.2	95.6	161.6

Y+4	24.3	101.2	171.2

Y+5	46.1	85.5	168.4

Beyond	1,496.1	1,364.8	1,179.4

TOTAL	2,001.0	2,153.1	2,058.4

16.4 Firm commitments to purchase property, plant and equipment

In the ordinary course of their operations, some Group companies have also entered into commitments to purchase, and the related third parties to deliver, property, plant and equipment. These commitments relate mainly to orders of equipment, vehicles and material required for the construction of energy production units (power stations and co-generation plants) and for service agreements.

The commitments can be broken down by maturity as follows:

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
Maturity

Y+1	831.8	921.4	672.7

Y+2	550.2	188.7	298.4

Y+3	149.8	24.0	98.7

Y+4	9.4	5.8	259.2

Y+5	10.0	0.0	222.4

Beyond	239.3	226.4	44.6

TOTAL	1,790.5	1,366.3	1,596.0

16.5 Contractual investment commitments	16.6 Other information Borrowing costs included in the cost of construction in progress amounted to €24.7 million, €20.3 million and €17.3 million, respectively, at December 31, 2006, 2005 and 2004.
The Group has undertaken to make certain investments. These investments have a present value of €869.4 million at December 31, 2006 and €1,239.0 million at December 31, 2005.

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Note 17
Investments in associates

17.1 Breakdown of investments in associates

	Carrying amount of investments in associates			Share in net income of associates
In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Belgian mixed inter-municipal companies	866.8	1,927.0	1,830.3	235.3	407.9	162.5

Compagnie Nationale du Rhône	0.0	511.8	458.8	67.6	28.8	22.8

Northumbrian	0.0	0.0	102.4	0.0	7.1	19.7

Elia	(119.2)	(126.5)	49.9	21.1	36.7	39.6

Colbùn	0.0	296.8	0.0	0.0	7.1	0.0

Other	512.1	545.8	481.2	48.7	77.9	32.3

TOTAL	1,259.7	3,154.9	2,922.6	372.7	565.5	276.9

The main changes in 2006 arise from the disposals of Colbùn and of shareholdings in the Flemish mixed inter-municipal companies, and from the full consolidation of CNR at December31, 2006, following a review which determined that the Group exercised de facto control over that company.

At December31, 2004, the carrying amount of the Group’s investment in ESO/Elia (€49.9 million) was made up of the following two items:

•   the Group’s share in ESO/Elia’s equity restated in accordance with IFRS, representing a negative amount of €431.2 million. This negative contribution is due to the elimination in the Group’s consolidated financial statements of the intercompany gain realized in 2002 when Electrabel transferred its transportation network to Elia at market value (through its subsidiary CPTE);

•   a portion of the long-term receivable held by Electrabel on ESO/ Elia, representing an amount of €481.2 million. This receivable had been offset by the Group’s negative share in ESO/Elia’s restated equity, as Electrabel provided a significant part of ESO/ Elia’s financing, particularly in the context of the acquisition of the transportation network.

As from January 1, 2005, the Group presents all financial assets falling within the scope of IAS 32/39 in one of the four categories defined in these standards. Therefore, the full amount of the long-term receivable due to the Group by ESO/Elia has been reclassified under “Loans and receivables carried at amortized cost”, leading to a €481.2 million decrease in “Investments in associates”.

The main changes in this item in 2005 result from the sale of Northumbrian, the partial sale of ESO/Elia and the change in the consolidation method regarding Colbùn from proportional consolidation to equity method accounting, due to the reduction in the Group’s interest in this company from 29% in 2004 to 19% in 2005.

Dividends received by the Group from its associates amounted to €355.7 million in 2006, €467.1 million in 2005, and €531.6 million in 2004.

Goodwill recognized by the Group on the acquisition of associates is also included in this item for a net amount of €23.4 million at December 31, 2006, compared with €179.6 million at December 31, 2005, and €133.1 million at December 31, 2004.

17.2 Fair value of investments in listed associates

The net carrying amount of investments in listed associates was €(27.6)million at December 31, 2006, compared to €262.0 million at December 31, 2005 and €187.8 million at December 31, 2004. The market value of these companies at year-end 2006 amounts to €463.5 million, versus €811.9 million and €385.2 million, respectively, at December 31, 2005 and 2004. The main changes in 2006 result from the sale of Colbùn.

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17.3 Key figures of associates

In millions of euros	Latest % interest	Total assets	Total liabilities	Equity	Revenues	Net income

At December 31, 2006

Belgian mixed inter-municipal companies(a)		11,871.0	5,762.0	6,109.0	3,561.0	663.0

Compagnie Nationale du Rhône	47.9				798.9	135.3

Elia	27.5	3,899.5	2,593.5	1,306.0	690.9	76.9

At December 31, 2005

Belgian mixed inter-municipal companies(a)		12,194.0	4,798.0	7,396.0	3,361.0	871.0

Compagnie Nationale du Rhône(b)	47.9	3,295.0	2,363.0	932.0	642.0	85.0

Elia(b)	27.5	3,853.0	2,572.0	1,281.0	694.0	75.0

At December 31, 2004

Belgian mixed inter-municipal companies(a)		12,213.0	4,736.0	7,477.0	3,669.0	551.0

Compagnie Nationale du Rhône(b)	47.9	3,202.0	2,334.0	868.0	602.0	78.0

Northumbrian(c)	25.0	2,157.6	1,765.5	392.1	394.5	67.4

Elia(b)	64.0	3,790.0	2,728.0	1,062.0	687.0	60.0

(a)    This table shows the aggregate figures for the Belgian mixed inter-municipal companies, which have been restated in accordance with IFRS.

(b)    Data relating to Compagnie Nationale du Rhône and Elia correspond to their published accounts.

(c)    Data relating to Northumbrian are based on the published annual financial statements at March 31, 2005.

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Note 18
Investments in joint ventures

The condensed financial statements of the main joint ventures are presented below:
In millions of euros	Consolidation percentage	Current assets	Non-current assets	Current liabilities	Non-current liabilities
At December 31, 2006

ACEA/Electrabel group	40.6(a)(b)	402.9	675.1	606.2	156.8

Agbar group	51.0(c)	786.8	2,362.8	766.1	1,025.5

Tirreno Power	35.0	115.0	513.3	199.8	299.0
TOTAL		1,304.7	3,551.2	1,572.1	1,481.3
At December 31, 2005

ACEA/Electrabel group	40.6(a)	234.3	568.1	349.1	167.2

Agbar group	51.0	795.7	1,128.0	631.0	488.1

Tirreno Power	35.0	135.6	464.7	163.4	303.1

TOTAL		1,165.6	2,160.8	1,143.5	958.4
At December 31, 2004

ACEA/Electrabel group	40.6(a)	288.4	554.3	494.1	52.9

Agbar group	51.0	642.0	943.6	640.9	463.2

Tirreno Power	35.0	96.0	421.9	118.8	281.2

TOTAL		1,026.4	1,919.8	1,253.8	797.3

(a)       Percentage of consolidation applicable to the holding companies.

(b)       Changes in the balance sheet of the ACEA group reflect (i) the acquisition of Alpenergia Italia from Electrabel SA; and (ii) the increase in investments and receivables.

(c)       Changes in the balance sheet of the Agbar group arise as a result of (i) the acquisition of RTD and Bristol Water; and (ii) the consolidation of Aguas Andinas within Agbar’s financial statements.

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Note 19
Financial assets

The Group’s financial assets are broken down into the following categories:

	Dec. 31, 2006			Dec. 31, 2005			Jan. 1, 2005			Dec. 31, 2004
	Non-			Non-			Non-			Non-
In millions of euros	current	Current	Total	current	Current	Total	current	Current	Total	current	Current	Total
Available-for-salesecurities	2,816.5	-	2,816.5	2,671.5	-	2,671.5	2,222.6	1,424.5	3,647.1	1,654.7	1,232.7	2,887.4
Derivativeinstruments
(incl. commodity derivatives)	1,014.1	3,318.6	4,332.7	2,145.9	4,533.3	6,679.2	1,072.9	1,034.4	2,107.3	-	-	-
Loans andreceivablescarried a tamortized cost	2,170.1	298.8	2,468.9	2,440.2	194.0	2,634.2	2,532.8	591.7	3,124.5	2,036.3	584.6	2,620.9
Trade and other receivables, net		10,412.2	10,412.2		10,394.7	10,394.7	-	9,733.4	9,733.4	-	9,733.9	9,733.9
Financial assets at fair value through income		833.0	833.0		885.6	885.6	-	420.3	420.3	-	412.9	412.9

TOTAL	6,000.7	14,862.6	20,863.3	7,257.6	16,007.6	23,265.2	5,828.3	13,204.3	19,032.6	3,691.0	11,964.0	15,655.0

19.1 Available-for-sale securities

The Group’s available-for-sale securities amounted to €2,816.5 million at December 31, 2006 breaking down into €1,368.2 million of listed securities and €1,448.3 million of unlisted securities.

Movements during the year are as follows:

In millions of euros
At December 31, 2005	2,671.5
Acquisitions	333.1

Disposals, carrying amount	(339.2)

Changes in fair value recognized in equity	287.9

Changes in fair value recognized in income	(28.5)
Changes in scope of consolidation, exchange rate fluctuations and other changes	(108.3)
At December 31, 2006	2,816.5
The available for sale securities has a contribution of €289 million to the gross operating income of the 2006 period (see Note 3.3).

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19.2 Derivative instruments (including commodity derivatives)

This item breaks down as follows:

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Jan. 1, 2005
Derivatives hedging borrowings	590.7	682.6	985.1

Commodity instruments	3,650.6	5,951.2	1,056.3

Derivatives hedging other items	91.4	45.4	65.9

TOTAL	4,332.7	6,679.2	2,107.3

Commodity instruments (commodity derivatives and commodity contracts classified as derivative instruments), as well as derivatives hedging borrowings and other items are set up as part of the Group’s risk management policy and are analyzed in Notes 27.5 and 27.3, respectively.

19.3 Loans and receivables carried at amortized cost

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
Loans granted to affiliated companies	1,648.8	1,737.8	2,275.5	1,746.7

Other receivables carried at amortized cost	217.0	129.7	202.4	227.6

Amounts receivable under concession contracts	236.3	413.5	342.0	342.0

Amounts receivable under finance leases	366.8	353.2	304.6	304.6

TOTAL	2,468.9	2,634.2	3,124.5	2,620.9

Loans granted to affiliated companies

“Loans granted to affiliated companies” primarily include the receivable due to the Group from its associate, ESO/Elia, in a net amount of €808.4 million at December 31, 2006 and December 31, 2005, and €1,123.7 million at end-2004.

Loans granted to affiliated companies break down as follows by maturity:

In millions of euros	2007	2008	2009	2010	2011	Beyond 2011	Total	Impact of measurement at amortized cost and impairment	Carrying amount
Loans granted to affiliated companies	584.7	59.6	387.3	34.1	38.0	948.9	2,052.6	(403.8)	1,648.8

Analysis by currency:

Dec. 31, 2006
Euro (EUR)	1,658.5
Dollar (USD)	273.3
Pound Sterling (GBP)	6.3
Other currencies (essentially the Moroccan Dirham, MAD)	114.5
TOTAL	2,052.6
Impact of measurement at amortized cost and impairment	(403.8)

Carrying amount	1,648.8

Impairment losses recorded in relation to receivables essentially concern receivables of the Argentinean companies.

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Analysis by interest rate:
Dec. 31, 2006

Floating-rate loans granted to affiliated companies	1,648.4

Fixed-rate loans granted to affiliated companies	404.2

TOTAL LOANS GRANTED TO AFFILIATED COMPANIES	2,052.6

The fair value of loans granted to affiliated companies stood at €1,651.8 million at December 31, 2006, compared with a carrying amount of €1,648.8 million.
19.4 Trade and other receivables, net

	Dec. 31, 2006			Dec. 31, 2005			Jan. 1, 2005
In millions of euros	Gross	Allowance	Net	Gross	Allowance	Net	Gross	Allowance	Net
Trade and other receivables	10,970.6	(558.4)	10,412.2	11,010.6	(615.9)	10,394.7	10,369.2	(635.8)	9,733.4

19.5 Financial assets at fair value through income

Financial assets measured at fair value through income are mainly UCITS held for trading purposes and expected to be sold in the near term; they are included in the calculation of the Group’s net debt (see Note 26).

	Dec. 31, 2006		Dec. 31, 2005		Jan. 1, 2005		Dec. 31, 2004
In millions of euros	Acquisi- tion cost	Fair value	Acquisi- tion cost	Fair value	Acquisi- tion cost	Fair value	Acquisi- tion cost	Fair value
Financial assets at fair value through income	841.2	833.0	901.1	885.6	436.1	420.3	442.1	412.9

19.6 Commitments in respect of equity instruments

Equity instruments given as collateral on long-term debt amount to €640.7million at December 31, 2006 (versus €1,089.1 million at December 31, 2005 and €553.6 million at December 31, 2004), and can be analyzed as follows by maturity:

		Less than 1		More than 5
In millions of euros	Dec. 31, 2006	year	1 to 5 years	years	Dec. 31, 2005	Dec. 31, 2004
Equity instruments given as collateral	640.7	0.0	4.4	636.3	1,089.1	553.6

19.7 Assets pledged as collateral
Some assets (trade and other receivables) have been pledged as collateral to cover the debt managed by certain Group entities. These can be analyzed as follows:
In millions of euros	Dec. 31, 2006	Less than 1 year	1 to 5 years	More than 5 years	Dec. 31, 2005
Assets pledged as collateral	139.9	136.5	0.0	3.4	123.8

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Note 20
Inventories

Inventories mainly comprise fuel (coal, gas and uranium) and amount to €1,483.4 million at December 31, 2006 versus €1,344.8 million at December 31, 2005 and €1,145.7 million at December 31, 2004.

Note 21
Other assets
	Dec. 31, 2006			Dec. 31, 2005			Jan. 1, 2005	Dec. 31, 2004

In millions of euros	Non-current	Current	Total	Non-current	Current	Total	Total	Total
Reimbursement rights	523.7	40.8	564.5	1,393.6	267.3	1,660.9	1,586.7	1,586.7

Tax receivables		923.1	923.1		726.3	726.3	468.0	468.0

Other receivables	255.1	1,372.7	1,627.8	292.9	1,699.5	1,992.4	2,412.5	2,803.9

TOTAL	778.8	2,336.6	3,115.4	1,686.5	2,693.1	4,379.6	4,467.2	4,858.6

Reimbursement rights (see Note 1.M) include:

•    Electrabel’s reimbursement rights relating to pension obligations for employees of the distribution business in an amount of €377.9 million (including a current portion of €40.8 million);

•    insurance policies taken out with Contassur, a related party, in order to finance certain Group pension obligations, representing €186.6 million.

Changes in reimbursement rights are mainly attributable to the sale of Electrabel Netten Vlaanderen and to the creation of Brussels Network Operations (see Note 2.1.2).

Note 22
Equity 22.1 Share capital At December 31, 2006, the Company’s share capital breaks down as follows:

	December 31, 2006		December 31, 2005
		Share capital		Share capital
	Number of shares	(in millions of euros)	Number of shares	(in millions of euros)
SHARES ISSUED
Fully paid up shares:
Ordinary shares with a par value of €2	1,277,444,403	2,554.89	1,270,756,255	2,541.51

Shares not fully paid up:

Ordinary shares with a par value of €2	Nil		Nil

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Shares were issued during the year as a result of the following operations:
	Number of shares	Share capital	Additional paid-in capital	Shareholders’ equity
Share capital increase in exchange for the contribution of Electrabel shares(a)	299,804	0.6	6.2	6.8

Exercise of stock subscription options	6,388,344	12.8	149.2	162.0

TOTAL	6,688,148	13.4	155.4	168.8

(a)       This increase corresponds to Electrabel shares contributed to the tender offer which were subject to approval by the appropriate regulatory authorities. Approval was granted at the beginning of 2006.

Each shareholder is entitled to one vote per share at any shareholder’s meeting of the Group. A double voting right is, however, granted to holders of fully paid up registered shares when such shares have been registered for more than two years in the name of the same shareholder.

22.2 Movements in the number of shares outstanding

At December 31, 2004	1,007,733,141

Shares issued	250,290,869

Purchases and disposals of treasury stock	(163,876)

At December 31, 2005	1,257,860,134

Shares issued	6,688,148

Purchases and disposals of treasury stock	8,203,206

At December 31, 2006	1,272,751,488

22.3 Instruments providing a right to subscribe for new shares

Stock subscription options

The Group has granted stock subscription options to its employees as part of stock option plans. These plans are described in Note 33.

At the Shareholders’ Meeting held on May 5, 2006, the Group asked shareholders to approve the issue of free equity warrants in the event of an unsolicited bid for the Company launched within the 18 months following the Shareholders’ Meeting, by a company that is itself protected from such a bid. The nominal amount of the issue is limited to €2.7 billion.

22.4 Treasury stock and stock

         repurchase program

The Group has a stock repurchase program authorized by the Shareholders’ Meeting held on May 5, 2006. This program provides for the buyback of a maximum of 10% of the share capital as it stood as of the Shareholders’ Meeting date. Under the program, the aggregate amount of acquisitions net of charges cannot exceed the sum of €5 billion and the purchase price cannot exceed €40 per share. Details of these terms and conditions are provided in the report of the Ordinary and Extraordinary Shareholders’ Meeting in the Resolutions section of this document. In the context of this program, 10,211,710 shares were purchased in 2006 for a total amount of €338.2 million and 10,467,710 shares were sold for €347.2 million.

Treasury stock (see Note 1.L) deducted from consolidated equity represented 4,692,915 shares at December 31, 2006 (versus 12,896,121 shares at December 31, 2005 and 12,578,681 shares at December 31, 2004) for a total amount of €132.2 million (€355.7 million at December 31, 2005 and €352.3 million at end-2004), representing a decrease of 8,203,206 shares.

Of these, treasury stock owned by consolidated subsidiaries and deducted from equity amounted to €4.7 million.

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	Number of shares	Amount
At December 31, 2005	12,896,121	355.7

Purchases by the parent company	10,211,710	338.2

Sales by the parent company	(18,414,916)	(561.7)

At December 31, 2006	4,692,915	132.2

22.5 Changes in fair value (attributable to equity holders of the parent Company)

In millions of euros	Dec. 31, 2005	Change	Dec. 31, 2006

Available-for-sale financial assets	808.1	290.4	1,098.4

Net investment hedges	(51.0)	42.4	(8.6)

Cash flow hedges	(104.3)	87.3	(17.0)

Commodity derivatives	(567.0)	658.5	91.5

Actuarial gains and losses	(351.0)	52.4	(298.6)

Deferred tax	332.0	(318.3)	13.7

Translation adjustments on the above items	(29.4)	30.2	0.8

TOTAL	37.3	842.9	880.2

22.6 Other disclosures concerning additional paid-in capital and consolidated reserves

Total additional paid-in capital and consolidated reserves at December 31, 2006 (including net income for the year) amounted to €15,958.6 million, of which €255.5 million related to the legal reserve of SUEZ SA. Under French law, 5% of net income of French companies must be transferred to the legal reserve until the legal reserve reaches 10% of the share capital. This reserve cannot be distributed to shareholders other than in the case of liquidation.

The distributable paid-in capital and reserves of SUEZ SA, the parent company, totaled €28,908.7 million at December 31, 2006 (versus €23,044.8 million at December 31, 2005 and €17,180.9 million at December 31, 2004).

Income tax recognized directly in equity is detailed in Note 12.2.

22.7 Dividends Dividends paid by Suez SA:
Fiscal year	Amount distributed (in millions of euros)	Net dividend per share (in euros)
2004 (paid May 16, 2005)	806.7	0.80
2005 (paid May 8, 2006)	1,260.2	1.00

Proposed dividend for 2006

Shareholders at SUEZ Group’s General Meeting convened to approve the financial statements for the year ended December 31, 2006 will be asked to approve a dividend of €1.20 per share, representing a total amount of €1,532.9 million.

Subject to approval by the Shareholders’ Meeting, this dividend shall be paid from Monday May 7, 2007 and is not recognized as a liability in the accounts at December 31, 2006. The financial statements at December 31, 2006 are therefore presented before the appropriation of earnings.

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Note 23
Provisions
In millions of euros	Dec. 31, 2005	Alloca- tions	Reversals (utiliza- tions)	Reversals (surplus provi- sions)	Changes in the scope of consoli- dation	Unwind- ing of dis- counting adjust- ments	Trans- lation adjust- ments	Other	Dec. 31, 2006
Pensions and other employee benefit obligations	3,942.4	67.4	(197.2)	(5.1)	(839.6)	78.5	(14.1)	(234.8)	2,797.5
Reprocessing and storage of nuclear fuels	2,875.5	100.4	(86.5)	0.0	0.0	141.7	0.0	0.0	3,031.1
Sector-related risks	188.0	153.4	(58.5)	(20.4)	7.2	0.0	0.0	(9.2)	260.4
Dismantling of plant and equipment	1,717.2	16.2	(10.4)	(0.6)	(0.1)	86.8	0.8	10.8	1,820.7
Warranties	75.9	40.7	(38.2)	(5.2)	(3.5)	0.0	(1.4)	(3.0)	65.3
Disputes, claims and tax risks	650.2	113.8	(157.6)	(24.6)	(140.9)	0.0	(33.3)	(4.6)	403.0
Site rehabilitation	447.4	54.8	(46.6)	(0.8)	6.6	15.7	2.3	6.5	485.9
Restructuring costs	132.0	32.0	(68.8)	(6.0)	(12.2)	1.4	(0.1)	2.5	80.8
Other contingencies	814.5	264.5	(343.9)	(53.0)	56.5	11.3	(0.9)	91.9	841.1
TOTAL PROVISIONS	10,843.1	843.2	(1,007.8)	(115.7)	(925.9)	335.5	(46.6)	(139.9)	9,785.8

The changes in scope of consolidation of €(839.6) million in provisions for pensions and other employee benefit obligations mainly reflects the restructuring of the Belgian distribution sector (see Note 3.2 for further information).

The impact of unwinding discount adjustments in respect of pensions and other employee benefit obligations relates to the interest cost on the pension obligations, net of the expected return on plan assets.

The “Other” column notably includes, in respect of pensions and other employee benefit obligations, a negative amount of €121.5 million relating to Electrabel, representing the change in reimbursement rights from the mixed inter-municipal companies in respect of distribution personnel, and a negative amount of €54.4 million concerning actuarial gains and losses generated in 2006 and recognized in equity.

Allocations, reversals and changes relating to unwinding the discount are presented as follows in the income statement:

In millions of euros	Allocations	Reversals	Net

Income/(loss) from operating activities	830.1	(1,116.0)	(286.0)

Other financial income and expenses	335.5		335.5
Income tax expense	13.1	(7.3)	5.8
TOTAL	1178.7	(1,123.4)	55.3
The different types of provisions and the calculation principles applied are described below.

23.1 Employee benefit obligations

See Note 24.

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23.2 Reprocessing and storage of nuclear fuels, and dismantling of plant and equipment

Reprocessing and storage of nuclear fuels

When nuclear fuel is removed from a reactor, it remains radioactive and requires treatment. This provision covers all the costs related to the reprocessing cycle for the volume of nuclear fuel consumed at year-end, including costs incurred through on-site storage, transportation, fuel reprocessing by an approved centre, and finally storage and disposal of the waste fuel after treatment.

The provision is based on actual internal costs incurred and on external costs determined on the basis of signed contracts with third parties, such as independent transporters, reprocessing and storage companies, or on the basis of detailed pricing proposals received from independent bodies. These estimates are based on current technical reprocessing capabilities. Actual costs incurred in the future may vary compared with the estimates used. Over the period from 1979 to date, the costs of reprocessing nuclear fuel have tended generally to reduce over time thanks to improvements in technology and increases in reprocessing capacity. However this trend is no indication as to the likely future changes in these costs.

The provision has been calculated based on the assumption that all nuclear fuel used will be reprocessed. Spent fuel produced subsequent to 1989 is currently stored on-site and has not yet been reprocessed. A second option would be for the nuclear fuel to be disposed of after storage and appropriate conditioning, in an underground facility. The Belgian government has not yet definitively prescribed this option and it is not clear when the final decision will be made. It is extremely difficult to estimate the potential costs of this option given that the process, timetable, and location for storage are not yet known. Based on currently available information, it is unlikely that the costs to be accrued if the nuclear fuel were permanently stored would have a material impact on the valuation of the provision.

The provision is calculated to incorporate all existing or planned environmental regulatory requirements issued on a European, national and regional level. If additional legislation were to be introduced in the future, the cost estimates used as a basis for the calculation could vary. However, the Group is not aware of additional planned legislation which would materially impact the value of the provision.

Based on current forecasts for the operating lives of nuclear power stations, nuclear reprocessing and storage costs will be incurred approximately through to 2080. The present value of the cost of the liability is based on a 5% discount rate, in line with long-term, risk-free interest rates.

Dismantling of plant and equipment

Certain plant and equipment, primarily including conventional and nuclear power stations, have to be dismantled at the end of their operational lives. This obligation is the result of prevailing environmental regulations in the countries concerned, contracts, or an implicit Group commitment.

The main plant and equipment concerned are nuclear power stations, for which the provision covers all dismantling-related costs, including:

•   removal of spent nuclear fuel, drainage of liquid systems, disconnection of operating systems:

•   full dismantling of the reactor core and biological shielding;

•   full dismantling of the reactor and removal of all radioactive material.

In accordance with an agreement with the Belgian Government, the costs of dismantling nuclear power stations are estimated every five years on the basis of a detailed analysis carried out by an independent expert. The most recent analysis was performed in 2003.

Electricity and Gas Monitoring Committee

The Electricity and Gas Monitoring Committee set up in 2004 in accordance with the Belgian law of April 11, 2003 governing provisions for dismantling nuclear power stations and managing radioactive and fissile materials, is responsible for controlling the process for recording provisions in relation to these commitments. This process will be reviewed every three years. In February 2005, the Committee approved the methods for measuring and recording dismantling provisions and provisions related to downstream operations.

To allow the Monitoring Committee to carry out its work in accordance with the above-mentioned law, Synatom is required to send the Committee a report every three years describing the core inputs to be used to calculate these provisions.

At December 31, 2006, the provisions recognized were determined on the basis of the inputs and elements set out in Synatom’s January 2004 report to the Monitoring Committee, as approved by said Committee on January 25, 2005.

A new report was submitted by Synatom on January 15, 2007. Since the Monitoring Committee may announce its decision on the report after a certain period of time, the review process was still in progress at the date of preparation of the 2006 financial statements. Notwithstanding the above, the new recommendations do not change the core inputs set out in the previous report, namely the estimation methods, financial parameters and management scenarios to be used. The changes recommended seek to incorporate economic data and the latest detailed analyses into the calculation, and would not therefore call into question the provisions as determined at year-end.

Provisions for legal and constructive obligations to dismantle conventional power stations and to restore sites are also measured on the basis of the most suitable technical and budgetary estimates.

An allocation to provisions is recorded after the item of plant or equipment has been commissioned, and throughout its useful life, to reflect the passage of time. The offsetting asset (see Note 1.E) is depreciated on a straight-line basis.

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Sensitivity to discount rates

Based on currently applicable parameters in terms of estimated costs and the timing of disbursements, a change of 50 base points in the discount rate could lead to an adjustment of around 10% in outstanding provisions for dismantling of plant and equipment and nuclear waste reprocessing. A fall in discount rates would lead to an increase in provisions, and an increase in discount rates would reduce the provision amount. Changes arising as a result of the review of the dismantling provision would not have an immediate impact on income, since the matching entry is under certain conditions an adjustment to the corresponding asset in the same amount.

Sensitivity to discount rates, presented above in accordance with the applicable standards, is mechanical and should therefore be interpreted with appropriate caution. These provisions are computed using a variety of other inputs, including the estimated cost and timing of disbursements. Accordingly, focusing on a single parameter does not provide a pertinent analysis. However, the frequency with which these provisions are reviewed by the Monitoring Committee in accordance with applicable regulations ensures an accurate measurement of the overall obligation.

23.3 Sector-related risks

Provisions for sector-related risks include provisions covering guarantees given in connection with disposals and which are likely to be called on.

23.4 Site rehabilitation

Site rehabilitation provisions relate to legal, regulatory and contractual landfill site rehabilitation commitments in the Waste Services sector. These provisions also cover long-term monitoring of the landfill sites. They are calculated individually by site, based on coverage costs, pro rata to site utilization. Costs to be incurred at the time of a site’s closure or during the long-term monitoring period (30 years within the European Community) are discounted to present value. An asset is recorded as counterparty to the provision. This asset is depreciated in line with the depletion of waste storage volume or the need for coverage during the period.

23.5 Other risks

Other risks mainly include provisions for miscellaneous employee-related litigation, environmental risks and various business risks.

Note 24
Pensions and other employee benefit obligations

24.1   Description of the main

    pension plans and related

    benefits

24.1.1   Companies belonging to the

              Electricity and Gas sector in Belgium

In Belgium, the rights of employees in Electricity and Gas sector companies, principally Electrabel, ECS, Distrigaz, Fluxys and Laborelec, and some SUEZ-Tractebel SA employee categories, are governed by collective bargaining agreements.

These agreements, applicable to “wage-rated” employees recruited prior to June 1, 2002 and managerial staff recruited prior to May 1, 1999, specify the benefits entitling employees to a supplementary pension equivalent to 75% of their most recent annual income, for a full career and in addition to the statutory pension. These supplements, which are provided under defined benefit plans, are partly reversionary. In practice, the benefits have to be paid in the form of a lump sum for the majority of plan participants.

Most of the obligations resulting from these pension plans are financed through pension funds set up for the Electricity and Gas sector and by certain insurance companies.

Pre-funded pension plans are financed by employer and employee contributions. Employer contributions are calculated annually based on actuarial assessments, in order to verify that the minimum legal financing requirements are met and that the benefits will be financed in the long-term.

“Wage-rated” employees recruited after June 1, 2002 and managerial staff recruited after May 1, 1999 are covered under defined contribution plans. However, for contributions paid since January 1, 2004, Belgian law specifies a minimum average annual return of 3.25% over the beneficiary’s service life. Any deficit has to be borne by the employer. Therefore, for the portion of pension obligations corresponding to contributions paid since January 1, 2004, these plans should be considered as defined benefit plans. Returns on the contributions paid since 2004 far exceed the minimum average annual return of 3.25%.

The Electricity and Gas sector companies also grant other employee benefits such as the reimbursement of medical expenses, electricity and gas price reductions, as well as jubilee benefits and early retirement schemes. These benefits are not pre-funded.

The valuation of obligations takes into account, within the framework of the current regulatory context and of the collective bargaining agreements in force, the methods used by the electricity and gas supply sector in Belgium (see Note 1.P). With regard to the separation of production and distribution activities, the breakdown of obligations has been reviewed and the ensuing consequences were taken into account at December 31, 2006.

The projected benefit obligation relating to these plans represents around 48% of the total pension obligations and related liabilities at December 31, 2006.

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24.1.2    Companies belonging to the Electricity and Gas Industries (EGI) sector in France

The pension plan for the statutory agents of companies belonging to the EGI sector in France is partly covered by the legislation governing mandatory state pension plans within the meaning of the French Social Security Code. The Group companies participating in this plan are CPCU, SMEG, TIRU, GEG, CNR and, more recently, SHEM.

Since January 1, 2005, the Caisse Nationale des Industries Electriques et Gazières (CNIEG) has operated the pension, disability, life, industrial accident and occupational illness benefit plans for EGI sector companies. Salaried employees and retirees of EGI sector companies have been automatically affiliated to the CNIEG since January 1, 2005.

At January 1, 2005, the pension plan of EGI sector companies was incorporated into the statutory pension system, as well as into the ARRCO and AGIRC plans (mandatory supplementary pension schemes). The EGI sector companies are affiliated to the state plan on a “full integration” basis[1]. In respect of the ARRCO and AGIRC plans, the EGI sector companies have opted for “minimum integration”2.

Benefits in excess of those granted by the statutory pension system are known as “specific benefits” (droits spécifiques). These are defined benefits financed in accordance with the French law of August 9, 2004. The financing is structured differently for past specific benefits (corresponding to the periods prior to December 31, 2004) and future specific benefits (corresponding to periods after December 31, 2004).

The law of August 9, 2004 and its implementing decrees separate out past specific benefits relating to the different EGI sector companies into (i) benefits relating to electricity and natural gas transport and distribution services (“regulated past specific benefits” – droits spécifiques passés régulés), and (ii) benefits relating to other activities (“other non-regulated past specific benefits” – autres droits spécifiques passés non régulés).

A levy on electricity and natural gas transmission and distribution services was introduced, the proceeds of which are channeled into the CNIEG scheme in order to fund regulated past specific benefits.

Other non-regulated past specific benefits are financed by the EGI sector companies as stipulated by the decree. For each company, the allocation mainly depends on the 2004 payroll and employees’ length of service under EGI sector status. Provisions must therefore be set up for each company in respect of these benefits.

Future specific benefits are wholly funded by each company pro rata to its share of the plan’s total payroll, and are therefore fully covered by a provision.

24.1.3 Other companies

Most of other Group companies also grant their staff other employee benefit plans (pension and early retirement plans, retirement indemnities, medical coverage, benefits in kind, etc.) and other long-term benefits such as jubilee and other long-service awards.

Benefits granted under defined benefit plans are allocated in the form of a lump sum paid upon the employee’s retirement or annuities, both of which are generally based on the final salary and length of service.

In the United States and United Kingdom, the annuities paid on retirement are generally determined as a percentage of the final salary.

In France, retirement bonuses are paid to employees, and the amount, set by the applicable collective bargaining agreement, is defined in terms of a number of months’ salary calculated based on the employee’s length of service at retirement. Certain French subsidiaries also offer supplementary defined benefit plans that guarantee a level of annuity upon retirement.

Defined benefit pension plans may be fully or partly pre-funded by employer contributions to a pension fund (as is the case in the United States, and United Kingdom) or a dedicated fund managed by an insurance company (France). With the exception of the United States, other employee benefit plans and other long-term benefits are generally not pre-funded.

For the record, Lydec’s pension obligations were transferred in 2004 to the RCAR, which is the compulsory retirement scheme for the company’s business sector and is classified as a state plan. Accordingly, they are treated as a defined contribution plan for which no provision is required.

24.1.4 Multi-employer plans

Some companies, notably in the Netherlands, participate in multi-employer pension plans. Multi-employer plans can be classified as either defined contribution or defined benefit plans, depending on the terms and conditions applicable to the plan (and any constructive obligation beyond the formal terms and conditions of the plan).

Where no information is available on the share of the underlying financial position and the performance attributable to each participating employer, or on any surplus or shortfall that could affect future levels of contributions, these multi-employer plans are treated as defined contribution plans in accordance with IAS 19.

24.2    Impact of the change in

           accounting method

SUEZ now recognizes in equity the full amount of any actuarial gains and losses resulting from defined benefit post-employment plans, as permitted by the December 2004 amendment to IAS 19 (see Note 1.P.1 concerning the accounting policies applicable to pensions and other employee benefit obligations).

1.  The French statutory pension scheme is liable for all past benefits, in exchange for a balancing cash adjustment (soulte) designed to maintain its stability following the affiliation of EGI sector personnel.

2.  The ARRCO and AGIRC plans are liable for their portion of past benefits, allocated using a coefficient calculated in such a way as to prevent instability in these schemes following the affiliation of EGI sector personnel. In this case, no balancing cash payment is due.

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The impact of these retrospective adjustments on the financial statements are as follows:

In millions of euros	Dec. 31, 2005	Dec. 31, 2004

Reimbursement rights	152	46

Plan assets	(8)	0

Value of equity accounted assets	(64)	(16)

Deferred tax	93	35

PREPAID BENEFIT COST	173	65

Equity	(266)	(89)

Non-current provisions	439	154

ACCRUED BENEFIT LIABILITY	173	65

The tables below have been adjusted to present comparative data for fiscal years 2004 and 2005.

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24.3 Defined benefit plans SUEZ’s obligations for pensions and other employee benefit plans are as follows:

		2006			2005			2004
In millions of euros	Pension benefit obliga- tions(a)	Other benefit obliga- tions(b)	Total benefit obliga- tions	Pension benefit obliga- tions(a)	Other benefit obliga- tions(b)	Total benefit obliga- tions	Pension benefit obliga- tions(a)	Other benefit obliga- tions(b)	Total benefit obliga- tions

CHANGE IN PROJECTED BENEFIT OBLIGATION
Projected benefit obligation at beginning of year	(5,446.4)	(1,060.7)	(6,507.1)	(5,195.9)	(894.4)	(6,090.3)	(4,761.1)	(903.1)	(5,664.2)

Service cost	(115.9)	(26.6)	(142.5)	(119.4)	(27.9)	(147.3)	(111.0)	(26.7)	(137.7)

Interest cost	(200.3)	(32.2)	(232.5)	(254.4)	(44.3)	(298.7)	(257.4)	(42.5)	(299.9)

Contributions paid	(8.6)		(8.6)	(11.9)	0.0	(11.9)	(16.0)	0.0	(16.0)

Amendments	1.4	(1.5)	(0.1)	(0.3)	0.0	(0.3)	(13.8)	10.4	(3.4)

Acquisitions/disposals of subsidiaries	918.6	250.7	1,169.3	5.4	(4.1)	1.3	(637.3)	41.2	(596.1)

Curtailments/settlements	129.4	1.5	130.9	115.8	7.5	123.3	356.3	15.5	371.8

Special terminations	(8.8)	(1.6)	(10.4)	(1.8)	(14.4)	(16.2)	(3.1)	(27.0)	(30.1)

Actuarial gains and losses	21.8	1.3	23.1	(330.8)	(131.3)	(462.1)	(198.8)	(20.8)	(219.6)

Benefits paid	306.1	48.1	354.2	414.3	62.7	477.0	433.9	55.0	488.9

Other (foreign currency translation)	(10.1)	16.8	6.7	(67.4)	(14.5)	(81.9)	12.4	3.6	16.0
Projected benefit obligation at end of year (A)	(4,412.9)	(804.2)	(5,217.0)	(5,446.4)	(1,060.7)	(6,507.1)	(5,195.9)	(894.4)	(6,090.3)

CHANGE IN FAIR VALUE OF PLAN ASSETS
Fair value of plan assets, at beginning of year	2,561.0	47.8	2,608.8	2,378.6	38.2	2,416.8	1,670.0	34.1	1,704.1
Expected return on plan assets	126.9	3.2	130.0	146.3	3.0	149.3	140.6	3.6	144.2
Actuarial gains and losses	31.0	0.4	31.4	96.5	0.6	97.1	80.5	15.3	95.8
Contributions received	282.6	47.5	330.1	339.4	64.2	403.6	525.0	54.6	579.6
Acquisitions/disposals of subsidiaries	(259.6)		(259.6)	(5.1)	0.0	(5.1)	446.1	(16.7)	429.4
Curtailments/settlements	(16.6)		(16.6)	(67.9)	0.0	(67.9)	(38.9)	3.7	(35.2)
Benefits paid	(306.1)	(48.1)	(354.2)	(414.3)	(62.8)	(477.1)	(433.9)	(55.0)	(488.9)
Other (foreign currency translation)	(12.7)	(3.9)	(16.6)	87.5	4.6	92.1	(10.8)	(1.4)	(12.2)
Fair value of plan assets at end of year (B)	2,406.4	46.9	2,453.2	2,561.0	47.8	2,608.8	2,378.6	38.2	2,416.8
Funded status A+B	(2,006.5)	(757.3)	(2,763.8)	(2,885.4)	(1,012.9)	(3,898.3)	(2,817.3)	(856.2)	(3,673.5)
Unrecognized past service cost	5.6	(17.4)	(11.7)	10.7	(21.2)	(10.5)	10.7	(21.5)	(10.8)
Asset ceiling	(0.3)		(0.3)	(0.5)		(0.5)	(0.1)		(0.1)
Net benefit obligation	(2,000.9)	(774.8)	(2,775.7)	(2,875.2)	(1,034.1)	(3,909.3)	(2,806.7)	(877.7)	(3,684.4)

ACCRUED BENEFIT LIABILITY	(2,019.6)	(777.4)	(2,797.0)	(2,905.1)	(1,037.3)	(3,942.4)	(2,835.6)	(880.8)	(3,716.4)

PREPAID BENEFIT COST	18.7	2.6	21.3	29.9	3.2	33.1	28.9	3.1	32.0
(a) Pensions and retirement bonuses. (b) Long-service awards, healthcare and other employee benefits.

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Actuarial gains and losses recognized in equity amount to €310.6 million in 2006 compared to €365 million in 2005.

In millions of euros	2006	2005	2004

Opening balance	365.0	123.8	0.0

Actuarial gains and losses generated during the year	(54.4)	241.2	123.8

Closing balance	310.6	365.0	123.8

SUEZ Group’s obligations as presented above are grossed up with the reimbursement rights resulting from the pension obligations of the mixed inter-municipal companies and against the portion of plan assets held by Contassur following its reclassification as a related party[1].

Obligations towards employees of Electrabel’s distribution business are covered by a reimbursement right granted by the mixed inter-municipal companies. As explained in Note 1. P to the consolidated financial statements, the mixed inter-municipal companies do not employ any staff and use Electrabel’s distribution services, skills and experience for the day-to-day operation of the networks.

All related personnel costs (including pension costs) are billed by Electrabel to the mixed inter-municipal companies based on actual costs.

In light of Electrabel’s right to reimbursement from the mixed inter-municipal companies, pension obligations in relation to distribution employees (€377.9 million at December 31, 2006) are subsequently grossed up with the receivable recognized as an asset in the same amount.

This item decreased significantly in 2006 due to the transfer of distribution employees to Eandis.

Changes in the fair value of Electrabel’s reimbursement rights during 2006 may be summarized as follows:

Distribution	2006	2005	2004

Changes in fair value of reimbursement rights

Fair value at Jan. 1	1,353	1,258	1,397

Changes in the scope of consolidation	(915)

Actuarial gains and losses	15	116	46

Net proceeds for the year	(23)	125	10

Contributions paid	(53)	(146)	(195)

Fair value at Dec. 31	377	1,353	1,258

In respect of Contassur, the modifications to IAS 19 in 2000 concerning the notion of related parties led the Group to gross up its pension obligations against the plan assets held by	Contassur, and to recognize them as reimbursement rights under assets on the balance sheet. This operation had no impact on the income statement.

1.   Although Contassur is subject to the same management and control obligations as any insurance company, due to the structure of its customer base and the composition of its executive management, it is considered that SUEZ Group has the power to influence the company’s management.

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Changes in the fair value of the reimbursement rights relating to Contassur during 2006 may be summarized as follows:

Contassur	2006	2005	2004

Changes in fair value of reimbursement rights

Fair value at Jan. 1	308	325	229

Expected return on plan assets	13	13

Actuarial gains and losses	1	(9)

Actual return	14	4	NA

Employer contributions	12	16	NA

Employee contributions	3	4	NA

Acquisitions/disposals excluding business combinations	(51)	(8)	NA

Curtailments	(82)		NA

Benefits paid	(17)	(33)	NA

Fair value at Dec. 31	187	308	325

Reimbursement rights are recorded in the balance sheet under “Other assets”.

24.3.1 Funding of employee benefit obligations

The funding of these obligations at December 31 for each of the periods presented can be analysed as follows:

	Dec. 31, 2006				Dec. 31, 2005				Dec. 31, 2004
In millions of euros	Plans with lia- bilities exceed- ing assets	Plans with assets exceed- ing lia- bilities	Unfund- ed plans	Total	Plans with lia- bilities exceed- ing assets	Plans with assets exceed- ing lia- bilities	Unfund- ed plans	Total	Plans with lia- bilities exceed- ing assets	Plans with assets exceed- ing lia- bilities	Unfund- ed plans	Total

Actuarial debt	(3,729.6)	(322.7)	(1,164.7)	(5,217.0)	(4,857.3)	(370.3)	(1,279.5)	(6,507.1)	(5,852.0)	(238.3)	NA	(6,090.3)
Fair value of plan assets	2,119.6	333.6	0.0	2,453.2	2,209.4	399.4	0.0	2,608.8	2,147.8	269.0	NA	2,416.8
Unrecognized past service cost	(5.8)	0.0	(5.9)	(11.7)	(1.8)	0.0	(8.7)	(10.5)	(10.8)	0.0	NA	(10.8)

Asset ceiling		(0.2)		(0.2)	0.0	(0.5)	0.0	(0.5)	(0.1)	0.0	NA	(0.1)

TOTAL NET OBLIGATIONS	(1,615.8)	10.8	(1,170.6)	(2,775.6)	(2,649.7)	28.6	(1,288.2)	(3,909.3)	(3,715.1)	30.7	NA	(3,684.4)

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24.3.2 Reconciliation with provisions carried in the balance sheet The yearly changes in pension liabilities and prepaid costs can be broken down as follows:

In millions of euros		Liabilities	Assets

Balance at Dec. 31, 2004		(3,716.4)	32.0

Exchange rate differences		(55.5)	8.1

Changes in scope of consolidation and other		6.1	(7.7)

Actuarial gains and losses		(285.7)	(7.8)

Period expense net of contributions		(273.1)	(1.0)

Contributions		382.2	9.4

Balance at Dec. 31, 2005		(3,942.4)	33.1

Exchange rate differences		14.4	(1.9)

Changes in scope of consolidation and other		918.6	(13.7)

Actuarial gains and losses		37.8	2.6

Period expense net of contributions		(143.8)	(1.9)

Contributions		318.4	3.2

Balance at Dec. 31, 2006		(2,797.0)	21.3

24.3.3 Components of the net periodic pension cost

The net periodic cost recognized in respect of defined benefit obligations for the years ended December 31, 2006, 2005 and 2004 breaks down as follows:

In millions of euros	2006	2005	2004

Current service cost	142.5	147.3	137.9

Interest cost	232.5	298.7	299.9

Expected return on plan assets	(130.0)	(150.1)	(144.2)

Actuarial gains and losses	3.9	37.6	(36.8)

Past service cost	1.0	1.1	2.7

Gains or losses on pension plan curtailments, terminations and settlements	(114.3)	(77.2)	(218.9)

Special terminations	10.4	16.2	24.2

Asset ceiling	(0.3)	0.5	0.1
TOTAL	145.6	274.1	64.9
Of which recorded under net depreciation, amortization and provision expense	43.2	125.4	(90.7)
Of which recorded under financial loss	102.5	148.7	155.6

In addition, the amount recorded under financial loss includes a positive €26 million relating to changes in receivables (reimbursement rights) from the mixed inter-municipal companies and from Contassur.

24.3.4 Funding policy and strategy

When defined benefit plans are funded, the related plan assets are invested in pension funds and/or with insurance companies, depending on the investment practices specific to the country concerned. The investment strategies underlying these defined benefit plans are aimed at striking the right balance between return on investment and reducing the related risks.

The objectives of these strategies are twofold:

•   to maintain sufficient income streams and liquidity to cover pension and other benefit payments; and

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•   to achieve a long-term return on investment that is at least equal to the future returns expected by plan participants.

When plan assets are invested in pension funds, investment decisions and the allocation of plan assets are the responsibility of the fund manager concerned. For French companies, where plan assets are invested with an insurance company, the latter manages the investment portfolio and generally guarantees a rate of return on the related assets. The insurer’s sole obligation in this case is to ensure a fixed minimum return on the plan assets.

The allocation of plan assets by principal asset category can be analyzed as follows:

	2006	2005	2004

Equities	33%	33%	30%

Bonds	45%	42%	47%

Real estate	7%	6%	6%

Other (including money market securities)	15%	19%	17%

	100%	100%	100%

24.3.5 Actuarial assumptions Actuarial assumptions are determined individually per country and company in association with independent actuaries. Weighted discounting rates are presented below:

	Pension benefit obligations			Other benefit obligations			Total benefit obligations

	2006	2005	2004	2006	2005	2004	2006	2005	2004

Discount rate	4.8%	4.5%	5.2%	4.2%	4.0%	4.8%	4.7%	4.4%	5.1%
Estimated future increase in salaries	3.7%	3.9%	3.9%	3.5%	3.7%	3.7%	3.7%	3.9%	3.9%
Expected return on plan assets	5.6%	5.8%	6.0%	6.5%	6.6%	7.1%	5.6%	5.7%	6.0%
Average remaining working lives of participating employees	12 years	13 years	14 years	13 years	14 years	14 years	12 years	13 years	14 years

According to the Group’s estimates, a +/-1% change in the discount rate would result in a change in obligations of approximately 7.5%.

The expected return on plan assets, calculated based on prevailing market conditions, are as follows:

•   bond yield rates correspond to yields on government bonds, which are consistent with current yields on inflation-indexed bonds;

•   the rate of return on equities includes a risk premium of 3% compared with the bond yields;

•   the premium included in the rate of return on real estate assets corresponds to a 1% risk premium, calculated pro rata to the expected return on equities.

The assumptions used for healthcare cost trend rates (including inflation) are 3.3% for 2007, 2008 and 2009, and 3.2% for 2010 and 2011.

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The breakdown of experience adjustments giving rise to actuarial gains and losses is as follows:
In millions of euros	Pension benefit obligations	Other benefit obligations

Projected benefit obligation at end of year	(4,412.9)	(804.2)

Fair value of plan assets at end of year	2,406.4	46.9

Surplus/deficit	(2,006.5)	(757.3)

Experience adjustments to projected benefit obligation	59.2	(4.1)

Experience adjustments to fair value of plan assets	(19.1)	1.2

A one percentage point change in assumed healthcare cost rates would have the following impacts:

In millions of euros	One point increase	One point decrease

Impact on expenses	5.2	(3.1)

Impact on pension obligations	56.2	(43.5)

24.3.6 Geographical breakdown of obligations

In 2006, the geographical breakdown of the main obligations and the related actuarial assumptions (including inflation) were as follows:

	Euro zone		US		Rest of the world
In millions of euros	Pension benefit obligations	Other benefit obligations	Pension benefit obligations	Other benefit obligations	Pension benefit obligations	Other benefit obligations
Net benefit obligations	1,707	675	17	62	277	38

Discount rate	4.0%	3.9%	6.0%	6.2%	7.6%	5.2%

Estimated future increase in salaries	3.4%	3.5%	3.5%	NA	5.0%	4.2%

Expected return on plan assets	4.6%	3.2%	8.5%	8.5%	8.3%	4.0%
Average remaining working lives of participating employees	13 years	13 years	12 years	14 years	8 years	15 years

24.3.7 Payments due in 2007 The Group expects to pay around €85 million in contributions into its defined benefit plans in 2007.

24.4 Defined contribution plans

In 2006, SUEZ recorded a €90 million charge in respect of contributions to Group defined contribution plans (unchanged from 2005).

These contributions are recorded under “Personnel costs” in the income statement.

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Note 25
Financial liabilities

The Group’s financial liabilities are classified under the following categories at December 31, 2006:

	Dec. 31, 2006			Dec. 31, 2005			Jan. 1, 2005			Dec. 31, 2004
In millions of euros	Non- current	Current	Total	Non- current	Current	Total	Non- current	Current	Total	Non- current	Current	Total
Borrowings	13,000.6	6,678.5	19,679.1	16,406.9	9,079.9	25,486.8	16,708.7	4,214.7	20,923.4	16,251.6	4,001.5	20,253.1
Derivative instruments
(including commodity derivatives)	711.7	3,369.5	4,081.2	2,191.7	5,188.9	7,380.6	600.7	1,340.0	1,940.7	-	-	-
Trade and other payables	-	9,209.4	9,209.4	-	10,078.8	10,078.8	-	9,199.0	9,199.0	-	9,204.2	9,204.2
Other financial liabilities	467.5		467.5	858.5		858.5	442.5		442.5	443.1	-	443.1

25.1 Borrowings

Borrowings are analyzed in Note 26 “Net debt”.

25.2 Derivative instruments (including commodity derivatives)

Derivative instruments recorded in liabilities are measured at fair value and break down as follows:

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Jan. 1, 2005

Derivatives hedging borrowings	139.5	264.5	427.5

Commodity derivatives	3,915.7	7,090.1	1,395.1

Derivatives hedging other items	26.0	26.0	118.1

TOTAL	4,081.2	7,380.6	1,940.7

These instruments are put in place as part of the Group’s risk management policy and are analyzed in Note 27.

25.3 Trade and other payables

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
Trade payables	6,833.6	7,684.6	6,853.2	6,858.4
Advances and down-payments received	601.0	524.3	282.0	282.0
Payable on fixed assets	940.8	1,016.1	1,210.5	1,210.5
Concession liabilities	133.6	141.3	148.4	148.4

Capital renewal and replacement liabilities	700.4	712.5	704.9	704.9

TRADE AND OTHER PAYABLES	9,209.4	10,078.8	9,199.0	9,204.2

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25.4 Other financial liabilities

Other financial liabilities break down as follows:

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004

Payables relating to the acquisition of securities	331.1	722.1	21.5	22.1

Other	136.4	136.4	421.0	421.0

TOTAL	467.5	858.5	442.5	443.1

Other financial liabilities chiefly relate to a liability in respect of a counterparty resulting from the put option granted by Electrabel to minority shareholders for 33.2% of Compagnie Nationale du Rhone (CNR)’s share capital. As the interest was fully consolidated at December 31, 2006, this undertaking is recognized under other financial liabilities (see Note 1.J.).

The exercise of these options is contingent on the abrogation of the French Murcef law. Electrabel also holds a corresponding call option on the same interest, as part of the agreement entered into by both parties.

At December 31, 2005, this item included an amount of €498 million in respect of Société Nationale des Chemins de Fer

Français (SNCF). This amount comprised (i) the deferred acquisition of a 40% tranche of Société Hydro-Electrique du Midi (SHEM) securities; and (ii) the additional put option granted by Electrabel on 19.6% of SHEM’s capital. In December 2006, SNCF’s payment of the 40% tranche was carried out concomitantly with the exercise of the put option. The commitments were settled and at the balance sheet date, Electrabel holds 99.6% of SHEM’s share capital.

At December 31, 2005, other financial liabilities also included an amount of €179 million relating to goodwill on energy distribution activities that were deregulated in Flanders, as well as €44 million in respect of the conditional earn-out payable for CNR’s securities. These liabilities were settled in 2006.

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Note 26
Net debt
	Dec. 31, 2006			Dec. 31, 2005			Jan. 1, 2005			Dec. 31, 2004
In millions of euros	Non- current	Current	Total	Non- current	Current	Total	Non- current	Current	Total	Non- current	Current	Total
Outstanding borrowings	13,031.4	6,468.0	19,499.4	16,271.5	8,792.3	25,063.8	16,459.8	4,048.7	20,508.5	16,438.4	3,880.7	20,319.1
Impact of measurement at amortized cost	(45.0)	207.6	162.6	(21.1)	216.8	195.7	56.0	139.3	195.3	(186.8)	120.8	(66.0)
Impact of fair value hedge(a)	14.2	2.9	17.1	156.5	70.8	227.3	192.9	26.7	219.6	0.0	0.0	0.0

Borrowings	13,000.6	6,678.5	19,679.1	16,406.9	9,079.9	25,486.8	16,708.7	4,214.7	20,923.4	16,251.6	4,001.5	20,253.1
Derivatives hedging borrowings in a liability position(b) (see Note 25.2)	122.8	16.7	139.5	206.8	57.6	264.4	168.2	259.3	427.5	0.0	0.0	0.0

Gross debt	13,123.4	6,695.2	19,818.6	16,613.7	9,137.5	25,751.2	16,876.9	4,474.0	21,350.9	16,251.6	4,001.5	20,253.1
Available-for-sale securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(1,424.5)	(1,424.5)	0.0	(1,232.7)	(1,232.7)
Financial assets at fair value through income (see Note 19.5)	0.0	(833.0)	(833.0)	0.0	(885.6)	(885.6)	0.0	(420.3)	(420.3)	0.0	(412.9)	(412.9)
Cash and cash equivalents	0.0	(7,946.3)	(7,946.3)	0.0	(10,374.4)	(10,374.4)	0.0	(6,886.2)	(6,886.2)	0.0	(6,911.6)	(6,911.6)
Derivatives hedging borrowings in an asset position(b) (see Note 19.2)	(570.0)	(20.7)	(590.7)	(670.3)	(12.3)	(682.6)	(826.6)	(158.5)	(985.1)	0.0	0.0	0.0

Net cash	(570.0)	(8,800.0)	(9,370.0)	(670.3)	(11,272.3)	(11,942.6)	(826.6)	(8,889.5)	(9,716.1)	0.0	(8,557.2)	(8,557.2)

Net debt	12,553.4	(2,104.8)	10,448.6	15,943.4	(2,134.8)	13,808.6	16,050.3	(4,415.5)	11,634.8	16,251.6	(4,555.7)	11,695.9
Outstanding borrowings	13,031.4	6,468.0	19,499.4	16,271.5	8,792.3	25,063.8	16,459.8	4,048.7	20,508.5	16,438.4	3,880.7	20,319.1
Available-for-sale securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(1,424.5)	(1,424.5)	0.0	(1,232.7)	(1,232.7)
Financial assets at fair value through income (see Note 19.5)	0.0	(833.0)	(833.0)	0.0	(885.6)	(885.6)	0.0	(420.3)	(420.3)	0.0	(412.9)	(412.9)
Cash and cash equivalents	0.0	(7,946.3)	(7,946.3)	0.0	(10,374.4)	(10,374.4)	0.0	(6,886.2)	(6,886.2)	0.0	(6,911.6)	(6,911.6)
Net debt excluding the impact of derivative financial instruments and amortized cost	13,031.4	(2,311.3)	10,720.1	16,271.5	(2,467.7)	13,803.8	16,459.8	(4,682.3)	11,777.5	16,438.4	(4,676.5)	11,761.9
(a) This item corresponds to the revaluation of the interest rate component of debt in a designated fair value hedging relationship.

(b)      This item represents the fair value of debt-related derivatives irrespective of whether or not they are designated as hedges. It also includes instruments designated as net investment hedges (see Notes 25.2 and 19.2).

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26.1 Cash management

Short-term cash requirements and cash surpluses are managed by dedicated financial vehicles in Paris and in the Grand Duchy of Luxembourg (SUEZ Finance SA, Tractebel Cash Management Services, Electrabel Finance & Treasury Management) for Europe, and in Houston, Texas (SUEZ Finance LP) for North America. These vehicles manage virtually all of the cash requirements and surpluses of the companies controlled by SUEZ. In 2006, an electronic pooling system was set up for Europe to ensure a standardized cash pooling process.

26.2 Debt/equity ratio

Cash surpluses are pooled as part of the Group’s policy of maintaining the liquidity of its portfolio while ensuring that returns are higher than on risk-free funds. Cash surpluses are mainly invested in time deposits, UCITS and negotiable debt instruments.

Any residual balance after utilization within the Group is invested with leading counterparties selected based on their rating and the Group’s knowledge of such counterparties, with the aim of ensuring maximum liquidity at minimum risk.

At December 31, 2006, no single counterparty represented more than 12% of cash surplus investments.

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004

Net debt	10,448.6	13,808.6	11,634.8	11,695.9

Total equity	22,563.8	18,823.2	13,069.9	12,828.2

Debt/equity ratio	46.3%	73.4%	89.0%	91.2%
26.3 Borrowings and long-term debt by business segment The breakdown of debt by contracting business segment is as follows:

	Dec. 31, 2006		Dec. 31, 2005		Jan. 1, 2005		Dec. 31, 2004
In millions of euros	Gross	Net	Gross	Net	Gross	Net	Gross	Net

SEE	3,790.2	(680.9)	3,918.2	(3,287.2)	2,547.2	(1,681.2)	2,502.7	(1,710.4)

SEI	2,619.2	1,718.4	2,941.7	1,519.8	2,809.8	1,965.9	2,667.6	2,086.7

SES	1,189.2	546.1	1,148.1	515.4	1,194.2	701.5	1,189.6	702.3

SE	4,127.6	3,218.8	4,588.1	3,609.2	4,580.3	3,800.1	4,521.7	3,753.0

Other	8,092.4	5,646.2	13,155.1	11,451.4	10,219.4	6,848.5	9,371.5	6,864.3

TOTAL	19,818.6	10,448.6	25,751.2	13,808.6	21,350.9	11,634.8	20,253.1	11,695.9

The breakdown by business segment utilizing net debt is as follows:

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
SEE	(3,655.8)	(3,688.1)	(2,284.9)	(2,314.9)
SEI	4,767.9	6,184.3	6,537.0	6,670.6
SES	241.9	607.3	658.3	659.1
SE	3,854.2	3,844.7	4,512.2	4,474.2
Other	5,240.4	6,860.4	2,212.2	2,206.9

TOTAL	10,448.6	13,808.6	11,634.8	11,695.9

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26.4 Net debt by category The breakdown by category presented below is determined on the basis of principal amounts for gross borrowings and in terms of fair value for cash items.
In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004

Bond issues	9,632.7	8,959.3	10,606.4	10,606.3

Commercial paper	1,650.7	2,520.8	1,108.1	1,108.1

Withdrawals on credit facilities	1,082.1	5,495.1	955.1	961.3

Liabilities under finance leases	1,194.4	1,251.3	1,274.4	1,275.9

Other bank borrowings	4,135.0	5,639.4	5,278.6	5,270.1

Other borrowings	682.6	424.1	463.5	464.1

Total borrowings	18,377.5	24,290.0	19,686.1	19,685.8

Bank overdrafts and current accounts	1,121.9	773.8	822.4	633.3

Outstanding borrowings	19,499.4	25,063.8	20,508.5	20,319.1

Available-for-sale securities	0.0	0.0	(1,424.5)	(1,232.7)

Financial assets at fair value through income	(833.0)	(885.6)	(420.3)	(412.9)

Cash and cash equivalents	(7,946.3)	(10,374.4)	(6,886.2)	(6,911.6)

NET DEBT EXCLUDING THE IMPACT OF DERIVATIVE FINANCIAL INSTRUMENTS AND AMORTIZED COST	10,720.1	13,803.8	11,777.5	11,761.9

Cash and cash equivalents include restricted cash of €138 million at December 31, 2006 and €269 million at December 31, 2005. 26.4.1 Net debt by maturity

At December 31, 2006 In millions of euros	Total	2007	2008	2009	2010	2011	Beyond 5 years

Bond issues	9,632.7	1,698.9	277.1	3,135.6	1,641.4	147.9	2,731.8

Commercial paper	1,650.7	1,650.7	0.0	0.0	0.0	0.0	0.0

Withdrawals on credit facilities	1,082.1	359.9	50.8	22.4	484.0	0.0	165.0

Liabilities under finance leases	1,194.4	107.5	106.3	99.6	72.8	93.2	715.0

Other bank borrowings	4,135.0	1,095.8	475.5	412.7	506.4	409.1	1,235.5

Other borrowings	682.6	433.5	22.1	90.0	10.4	14.1	112.5

Total borrowings	18,377.5	5,346.3	931.8	3,760.3	2,715.0	664.3	4,959.8

Bank overdrafts and current accounts	1,121.9	1,121.9	0.0	0.0	0.0	0.0	0.0
Outstanding borrowings	19,499.4	6,468.2	931.8	3,760.3	2,715.0	664.3	4,959.8
Cash and cash equivalents	(7,946.3)	(7,946.3)	0.0	0.0	0.0	0.0	0.0
Financial assets at fair value through income	(833.0)	(823.7)	(1.5)	(2.9)	0.0	0.0	(4.9)

NET DEBT EXCLUDING THE IMPACT OF DERIVATIVE FINANCIAL INSTRUMENTS AND AMORTIZED COST	10,720.1	(2,301.8)	930.3	3,757.4	2,715.0	664.3	4,954.9

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At December 31, 2005 In millions of euros	Total	2006	2007	2008	2009	2010	Beyond 5 years

Outstanding borrowings	25,063.8	8,792.3	2,434.4	917.1	4,034.3	2,386.6	6,499.1

Cash and cash equivalents and financial assets at fair value through income	(11,260.0)	(10,918.1)	(107.1)	(116.0)	(41.2)	(58.3)	(19.3)

NET DEBT EXCLUDING THE IMPACT OF DERIVATIVE FINANCIAL INSTRUMENTS AND AMORTIZED COST	13,803.8	(2,125.8)	2,327.3	801.1	3,993.1	2,328.3	6,479.8

At January 1, 2005 In millions of euros	Total	2005	2006	2007	2008	2009	Beyond 5 years

Outstanding borrowings	20,508.5	4,743.4	2,391.1	2,282.0	782.3	3,592.0	6,717.7

Cash and cash equivalents and financial assets at fair value through income	(8,731.0)	(7,143.0)	(1,459.9)	(35.8)	(42.2)	(33.5)	(16.6)

NET DEBT EXCLUDING THE IMPACT OF DERIVATIVE FINANCIAL INSTRUMENTS AND AMORTIZED COST	11,777.5	(2,399.6)	931.2	2,246.2	740.1	3,558.5	6,701.1

At December 31, 2004 In millions of euros	Total	2005	2006	2007	2008	2009	Beyond 5 years

Outstanding borrowings	20,319.1	4,554.0	2,391.1	2,282.0	782.3	3,592.0	6,717.7

Cash and cash equivalents and financial assets at fair value through income	(8,557.2)	(7,161.2)	(1,267.9)	(35.8)	(42.2)	(33.5)	(16.6)

NET DEBT EXCLUDING THE IMPACT OF DERIVATIVE FINANCIAL INSTRUMENTS AND AMORTIZED COST	11,761.9	(2,607.2)	1,123.2	2,246.2	740.1	3,558.5	6,701.1

The Group uses centralized financial vehicles for its external financing. The liabilities carried by these entities are not subject to covenants based on financial and accounting ratios.

As regards financing carried by operating entities, the Group may set up bank facilities whose availability and drawdowns are contingent on compliance with financial ratios by the borrowing entity or the entity guaranteeing the borrowings.

The level and definition of these ratios are set prospectively in conjunction with lenders and are sometimes readjusted during the life of the facilities. Any failure to comply with these ratios and covenants will not have any impact on the financing set up in relation to the financial vehicles.

At December 31, 2006, there were no outstanding defaults on the Group’s consolidated debt. All Group companies comply with the covenants and representations stipulated in their financial documents, with the exception of a debt-service coverage ratio on a debt of €2.5 million (which is not in default) and the non-compliance with a covenant relating to insurance cover on two projects for which a waiver is currently being discussed.

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At December 31, 2006, confirmed undrawn credit facility programs were as follows:
In millions of euros
Maturity	Confirmed undrawn credit facility programs

2007	705.2

2008	78.2

2009	170.2

2010	1,683.2

2011	154.6

Beyond	5,774.8

TOTAL	8,566.2

Of these undrawn programs, €1,650.7 million are allocated to covering commercial paper issues.

Confirmed undrawn credit lines mainly include a €4,500 million syndicated credit facility maturing in 2012, as well as several bilateral credit lines maturing in 2010. These lines are not subject to ratios or credit ratings.

At December 31, 2006, no single counterparty represented more than 8.6% of the Group’s confirmed undrawn credit facilities.

26.4.2 Borrowings and long-term debt by currency Gross debt
	Including the impact of derivative financial instruments
In millions of euros	Dec. 31, 2006%		Dec. 31, 2005%		Jan. 1, 2005%		Dec. 31, 2004%

EUR zone	12,561.0	64%	16,178.1	65%	11,946.1	58%	13,200.2	65%

USD zone	3,912.3	20%	5,816.1	23%	5,544.8	27%	4,276.3	21%

GBP zone	878.5	5%	564.8	2%	995.8	5%	853.9	4%

Other currencies	2,147.6	11%	2,504.8	10%	2,021.8	10%	1,988.7	10%

TOTAL	19,499.4	100%	25,063.8	100%	20,508.5	100%	20,319.1	100%

	Excluding the impact of derivative financial instruments
In millions of euros	Dec. 31, 2006%		Dec. 31, 2005%		Jan. 1, 2005%		Dec. 31, 2004%
EUR zone	15,216.2	78%	19,497.0	78%	15,459.7	75%	15,270.0	75%
USD zone	2,042.5	10%	3,367.0	13%	2,997.6	15%	2,997.6	15%
GBP zone	383.4	2%	77.5	0%	142.5	1%	142.5	1%

Other currencies	1,857.3	10%	2,122.3	9%	1,908.7	9%	1,909.0	9%

TOTAL	19,499.4	100%	25,063.8	100%	20,508.5	100%	20,319.1	100%

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Net debt
	Including the impact of derivative financial instruments
In millions of euros	Dec. 31, 2006%		Dec. 31, 2005%		Jan. 1, 2005%		Dec. 31, 2004%
EUR zone	5,174.6	48%	6,836.1	49%	4,401.4	37%	5,829.6	50%

USD zone	3,464.0	32%	5,040.6	37%	5,150.5	44%	3,881.9	33%

GBP zone	744.9	7%	461.7	3%	846.3	7%	704.5	6%

Other currencies	1,336.6	13%	1,465.4	11%	1,379.3	12%	1,345.9	11%
TOTAL	10,720.1	100%	13,803.8	100%	11,777.5	100%	11,761.9	100%

	Excluding the impact of derivative financial instruments
	Dec. 31,		Dec. 31,				Dec. 31,
In millions of euros	2006	%	2005	%	Jan. 1, 2005%		2004	%

EUR zone	7,829.8	73%	10,156.1	74%	7,874.7	67%	7,859.1	67%

USD zone	1,593.9	15%	2,590.2	19%	2,889.7	25%	2,889.7	25%

GBP zone	249.9	2%	(25.6)	0%	(249.9)	-2%	(249.9)	-2%

Other currencies	1,046.5	10%	1,083.1	7%	1,263.0	10%	1,263.0	10%
TOTAL	10,720.1	100%	13,803.8	100%	11,777.5	100%	11,761.9	100%
26.4.3 Borrowings and long-term debt by interest rate

	Including the impact of derivative financial instruments				Excluding the impact of derivative financial instruments
In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004	Dec. 31, 2006	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004

Floating rate	11,099.8	16,226.9	11,613.1	11,423.4	8,844.7	13,644.7	6,915.1	6,933.8

High	14.4%	20.9%	21.6%	21.6%	14.4%	20.9%	21.6%	21.6%

Low	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%

Weighted average	4.7%	3.7%	3.6%	3.6%	4.3%	3.5%	3.7%	3.7%

Fixed rate	8,399.6	8,836.9	8,895.4	8,895.7	10,654.7	11,419.1	13,593.4	13,385.3

High	13.9%	18.2%	17.3%	17.3%	16.8%	18.2%	21.3%	21.3%

Low	0.1%	0.1%	0.0%	0.0%	0.1%	0.1%	0.0%	0.0%

Weighted average	5.8%	5.6%	5.0%	5.0%	5.7%	5.5%	5.4%	5.4%

Floating interest rates are generally linked to interbank rates offered in the relevant currency zones. The weighted average interest rate applied to bank overdrafts was at December 31, 2006, 2.8%, versus 2.6% at December 31, 2005, and 2.8% at December 31, 2004. The weighted average interest rate applied to long-term debt was 5.3% at December 31, 2006 versus 4.4% at December 31, 2005 and 4.3% at December 31, 2004. Cash and cash equivalents are mainly subject to floating rates.

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26.4.4 Market value of borrowings and long-term debt

Market value of gross debt after hedging

Gross debt	Including the impact of derivative financial instruments
In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Market value	19,671.5	25,158.4	21,546.4

Carrying amount	19,228.5	25,069.1	20,071.8

Market value of gross debt before hedging

Gross debt	Excluding the impact of derivative financial instruments
In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Market value	20,122.0	25,576.2	21,191.0

Carrying amount	19,679.1	25,486.8	20,072.0

26.5 Commitments related to financing

In millions of euros	Dec. 31, 2006	Within 1 year	1 to 5 years	More than 5 years	Dec. 31, 2005	Dec. 31, 2004

Personal securities given for borrowings	632.3	83.2	211.9	337.2	778.1	1,111.1

Financing commitments given	141.9	31.0	47.0	63.9	336.8	49.3

TOTAL COMMITMENTS GIVEN	774.2	114.2	258.9	401.1	1,114.9	1,160.4

Other guarantees received	68.6	25.4	27.6	15.6	156.0	170.1

Financing commitments received	9,078.3	1,069.2	2,190.8	5,818.3	7,476.2	6,842.5

TOTAL COMMITMENTS RECEIVED	9,146.9	1,094.6	2,218.4	5,833.9	7,632.2	7,012.6

Personal securities cover the repayment of principal and interest on borrowings and long-term debt not carried in the Group’s consolidated balance sheet. Unlike collateral, these guarantees do not involve the pledge of an asset (see Notes 16.3, 19.6 and 19.7).

Commitments related to financing mainly concern confirmed undrawn credit facilities given and received, and loans contracted before the balance sheet date under which the related funds will not be available until the beginning of the following period.

“Other guarantees received” include all types of financing guarantees but relate mainly to counter-guarantees granted by Arbed to Electrabel in connection with a capital investment loan taken out by Twinerg.

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Note 27
Derivative instruments and market-related exposures

27.1 Purpose of derivative instruments

The Group uses derivative instruments mainly to manage its exposure to changes in interest rates, foreign exchange rates, commodity prices and the price of certain listed equities. With the exception of specific commodity trading contracts, these instruments are used in economic hedging relationships, even though they may not qualify as hedges of liabilities or cash flows for accounting purposes.

27.2 Counterparty risk

Cash surpluses are invested and financial instruments negotiated with leading international banks. The Group deals with a diverse range of counterparties who are selected based on the Group’s knowledge of them and their credit rating.

In commodity trading, credit limits are set in line with counterparties’ credit rating. Where necessary, counterparty risk is reduced by means of letters of credit, security, and netting agreements.

At December 31, 2006, no single counterparty represented more than 22% of the notional amount of the financial instruments used.

27.3   Currency risk and interest rate

          risk

Currency risk

The Group is exposed to financial statement translation risk due to the geographical spread of its activities: its balance sheet and income statement are impacted by changes in exchange rates upon consolidation of the financial statements of its foreign subsidiaries outside the euro zone. The Group’s exposure to translation risk results essentially from investments in companies in the United States, Brazil and Thailand.

The Group’s hedging policy with regard to investments in non-euro zone currencies consists of contracting liabilities denominated in the same currency as the cash flows expected to flow from the hedged assets.

Contracting a liability in the same currency is the most natural form of hedging, although the Group also enters into foreign currency derivatives which allow it to artificially recreate a foreign currency liability. These include cross-currency swaps, currency swaps and currency options.

This policy is not applied, however, when the cost of the hedge (corresponding basically to the interest rate of the foreign currency concerned) is too high. This is the case in Brazil where the Group has opted for “catastrophe hedges” ie insurance against a collapse in the value of the real (risk of an abrupt temporary decline in the currency value) because of (i) the excessively high interest rate differential, and (ii) the indexation of revenues generated in this country.

The Group is also exposed – albeit to a lesser extent – to transaction risk, arising mainly on its energy trading activities

(delivery or take-off commitments) where commodities are usually settled in US dollars and pounds sterling. The related cash flows are generally hedged by forward exchange rate agreements.

Taking account of financial instruments, 48% of net debt is denominated in euros, 32% in US dollars and 7% in pounds sterling at the end of 2006, compared to 49% in euros, 37% in US dollars and 3% in pounds sterling at the end of 2005.

Interest rate risk

The Group’s main exposure to interest rate risk arises from loans and borrowings denominated in euros and US dollars, which represent 80% of net debt at December 31, 2006.

The Group seeks to reduce financing costs by minimizing the impact of interest rate fluctuations on its income statement.

The Group’s aim is to achieve a balanced interest rate structure in the medium term (5years) by using a mixture of fixed rates, floating rates and capped floating rates for its net debt. The interest rate mix may change in line with market trends.

In order to manage the interest rate profile of its net debt, the Group uses hedging instruments, particularly interest swaps and options.

At December 31, 2006, approximately 57% of the Group’s gross debt was at floating rates and 43% at fixed rates, after taking into account the impact of financial instruments. As substantially all cash surpluses are invested short-term, 78% of net debt at December 31, 2006 was at fixed rates, which means that the Group is relatively insensitive to changes in interest rates in the short term.

Notional amounts and market value

The following table shows the market value of financial instruments at December 31, 2006 and the notional amounts analyzed by maturity.

Notional amounts correspond to the nominal value of derivative instruments, which generally reflects the face value of the hedged underlying item (assets, liabilities, future cash flows or firm commitments hedged).

Notional amounts in foreign currencies are converted into euros at the year-end exchange rate.

Market value corresponds to the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The market value of currency and interest rate instruments is measured by discounting future cash flow differentials or on the basis of prices quoted by financial institutions. As a result, these estimates do not necessarily accurately reflect the amounts that will be paid or received if the positions are unwound on the market. The use of different market assumptions or different valuation methods could have a material impact on the estimated amounts of market values.

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Financial instruments held as hedges of interest rate and currency risks break down as follows:

		Notional contract amounts by maturity at December 31, 2006
In millions of euros	Average rate	2007	2008	2009	2010	2011	> 5 years	Total	Fair value
Interest rate swaps – fixed-rate borrower		701.0	266.3	572.5	403.3	196.7	496.1	2,635.9	-11.3

EUR	5.9%	298.6	170.3	342.0	131.3	156.8	321.3	1,420.3	2.3

GBP	5.6%	1.4	15.6	1.8	150.7	1.7	19.4	190.6	-2.2

USD	4.9%	362.8	46.6	214.7	92.9	34.1	125.0	876.1	-8.2

Other currencies	7.0%	38.1	33.8	14.0	28.3	4.0	30.4	148.6	-3.2

Interest rate swaps – fixed-rate lender		1,058.8	3.3	2,388.0	1,353.6	12.0	1,055.9	5,871.6	108.6

EUR	4.8%	1,058.8	3.3	2,342.4	1,353.6	12.0	1,055.9	5,826.0	108.6

USD	4.3%	-	-	45.6	-	-	-	45.6	-

Interest rate swaps – floating/floating		141.7	-	303.7	-	-	-	445.4	1.0

EUR	0.0%	141.7	-	-	-	-	-	141.7	0.3

USD	0.0%	-	-	303.7	-	-	-	303.7	0.7

Futures Rate Agreement – buyer		9.9	9.9	-	-	-	-	19.8	-

EUR	7.0%	9.9	9.9	-	-	-	-	19.8	-

Caps – buyer		96.8	3.7	981.1	600.0	-	1,160.0	2,841.6	38.5

EUR	4.5%	96.8	3.7	677.4	600.0	-	750.0	2,127.9	22.7

USD	4.3%	-	-	303.7	-	-	410.0	713.7	15.8

Floors – buyer		45.0	35.0	-	-	-	-	80.0	-

EUR	3.1%	45.0	35.0	-	-	-	-	80.0	-

Collars – cap buyer/floor seller (int. rate)		-	-	-	60.7	-	45.6	106.3	2.1

USD	5.1%-2.8%	-	-	-	60.7	-	45.6	106.3	2.1

Collars – cap seller/floor buyer (int. rate)		4.2	4.8	5.5	-	-	-	14.5	0.1

EUR	4.2%-3.3%	4.2	4.8	5.5	-	-	-	14.5	0.1

Cross-currency swaps (int. payments) -borrower		77.1	54.7	541.6	255.2	-	702.8	1,631.4	294.0

GBP		-	-	-	148.9	-	-	148.9	-1.8
USD		28.8	23.1	541.6	106.3	-	702.8	1,402.6	287.3
Other currencies		48.3	31.6	-	-	-	-	79.9	8.4

Cross - currency swaps (int. payments) - lender		61.2	31.6	53.2	201.7	229.9	-	577.6	-1.8

EUR		42.3	-	-	100.0	50.0	-	192.3	39.1

USD		19.0	-	53.2	83.5	-	-	155.6	-32.7

Other currencies		-	31.6	-	18.2	179.9	-	229.7	-8.2

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		Notional contract amounts by maturity at December 31, 2006
In millions of euros	Average rate	2007	2008	2009	2010	2011	> 5 years	Total	Fair value

Forex swaps – borrower		1,242.4	65.0	53.6	-	57.2	2.3	1,420.4	28.5

GBP		403.8	26.6	-	-	-	-	430.4	-3.8

USD		618.6	-	2.6	-	5.4	2.3	628.9	20.3

Other currencies		220.0	38.4	51.0	-	51.8	-	361.1	12.0

Forex swaps – lender		241.7	-	-	-	-	-	241.7	-0.6

GBP		56.8	-	-	-	-	-	56.8	0.0

USD		181.7	-	-	-	-	-	181.7	-0.6

Other currencies		3.3	-	-	-	-	-	3.3	-0.0
Forward contracts – buyer		1,015.8	398.6	144.8	6.0	1.4	-	1,566.6	-32.8

EUR		174.9	-	-	-	-	-	174.9	1.8

GBP		259.1	25.5	-	-	-	-	284.5	3.3

USD		565.8	342.5	144.8	6.0	1.4	-	1,060.5	-36.8

Other currencies		16.1	30.6	-	-	-	-	46.7	-1.1
Forward contracts – seller		650.9	175.4	25.5	5.8	5.7	48.1	911.5	37.0

EUR		10.1	5.7	5.7	5.7	5.7	48.1	80.9	20.6

GBP		218.6	8.2	-	-	-	-	226.8	-3.6

USD		347.2	151.6	19.8	0.1	-	-	518.8	19.7

Other currencies		75.0	9.9	0.0	-	-	-	85.0	0.3

Currency options – purchased calls		3.1	-	-	-	-	-	3.1	0.0

USD		3.1	-	-	-	-	-	3.1	0.0
Currency options – purchased puts		12.8	-	-	-	-	-	12.8	0.3

EUR		0.1	-	-	-	-	-	0.1	0.1

Other currencies		12.8	-	-	-	-	-	12.8	0.2
Currency options – written puts		3.1	-	-	-	-	-	3.1	-0.0

USD		3.1	-	-	-	-	-	3.1	-0.0
Collars – purchased call/written put (currency)		8.5	0.6	-	-	-	-	9.1	0.1
USD		8.5	0.6	-	-	-	-	9.1	0.1
Collars – written call/purchased put (currency)		8.5	0.6	-	-	-	-	9.1	-0.2
EUR		8.5	0.6	-	-	-	-	9.1	-0.2

TOTAL		5,382.7	1,049.4	5,069.4	2,886.3	502.9	3,510.9	18,401.7	463.4

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Interest rate instruments In millions of euros	Notional	Fair value

Fair value hedges(a)	6,055.1	101.4

Cash flow hedges(b)	1,187.0	-0.3

Instruments not qualifying for hedge accounting(d)	4,773.2	38.0

TOTAL	12,015.3	139.0

Currency instruments	Notional	Fair value

Fair value hedges(a)	207.5	4.9

Cash flow hedges(b)	521.5	56.6

Net investment hedges(c)	1,682.4	54.3

Instruments not qualifying for hedge accounting(d)	3,975.0	208.7

TOTAL	6,386.4	324.4

TOTAL INTEREST RATE AND CURRENCY INSTRUMENTS	18,401.7	463.4

(a)   Interestrate instruments qualifying as fair value hedges correspond mainly to interest rate swaps transforming fixed-rate debt into floating-rate debt. The Group also qualifies foreign currency derivatives matched with firm foreign currency commitments as fair value hedges.

(b)   Cash flow hedges correspond mainly to interest rate derivatives hedging floating-rate bonds and future cash flows denominated in foreign currency.

(c)   Net investment hedging instruments are mainly cross-currency swaps.

(d)   Instruments not qualifying for hedge accounting correspond to hybrid instruments that may not be designated as hedges or do not meet the hedge effectiveness criteria under IAS 39, even though in substance they represent hedges of debt, since the impact on foreign currency instruments almost entirely offsets the foreign currency gains and losses on the underlying hedged items.

The fair value of these instruments is included in the calculation of net debt for an amount of €451.2 million (€590.7 million in assets – see Note 19.2; €139.5 million in liabilities – see Note 25.2).

27.4 Equity derivatives

27.4.1 Derivatives on listed equity instruments

At December 31, 2006, the Group had not entered into any derivatives on listed equity instruments.

27.4.2 Derivatives on unlisted equity instruments

The Group has entered into commitments to buy or sell equity instruments that are not quoted on an active market. These commitments meet the definition of a derivative set out in IAS 32 and IAS 39.

The main commitments outstanding at December 31, 2006 are as follows.

Commitments regarding shares in mixed inter-municipal companies

In application of the legal and regulatory provisions providing for the gradual deregulation of energy distribution activities previously entrusted to mixed inter-municipal companies, as well as the reduction of Electrabel’s interest in said companies to below 50% of their share capital, the Group entered into a number of general agreements with its local partners from 2002 onwards. These agreements were set up in light of the new regulatory environment with a view to maintaining as far as possible the financial and operational equilibrium that existed in the energy sector before the deregulation measures.

Electrabel has undertaken to reduce its interest in line with certain thresholds set by region. The conditions under which Electrabel will sell its interests in the mixed inter-municipal companies to its local partners, and the timeframe for such transactions, have been defined separately according to each region.

In 2006, all such commitments regarding the sale of interests in Flemish mixed inter-municipal companies had been fulfilled. The only outstanding commitments at year-end relate to interests in mixed inter-municipal companies in Wallonia and Brussels.

The corresponding transactions will be carried out at the fair value of the assets concerned, with the aim of ensuring that each party is treated fairly in light of the respective benefits to be gained or lost in relation to the previous situation. The new regulatory environment should maintain the economic equilibrium that existed before deregulation. Accordingly, no valuation of the commitments undertaken needs to be performed.

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Commitments regarding shares in Electrabel Customer Solutions

Municipalities in Flanders and Wallonia have a 40% share, via the inter-municipal financing companies, in any income from energy distribution activities generated by Electrabel Customer Solutions, the subsidiary in charge of supplying eligible customers. The municipalities hold a 5% interest in Electrabel Customer Solutions, with an additional share in income and net assets via a share call option which may be exercised at a price based on the carrying amount of Electrabel Customer Solutions.

27.5 Commodity risk

27.5.1 Hedging transactions

In the normal course of business, the Group is exposed to fluctuations in commodity prices, in particular in the natural gas, electricity, oil and coal markets.

In 2006, the growing liquidity of these markets enabled the Group to set up cash flow hedges using derivative instruments purchased on the market or over-the-counter, including futures, forward contracts and options. They comprise both contracts settled net and contracts requiring delivery of the underlying. The instruments are used to protect the Group against unfavorable changes in market prices affecting procurement costs or margins on highly probable future sale transactions.

At December 31, 2006, the Group did not hold any derivatives used as fair value hedges.

Notional amounts and maturities

Derivatives held to manage the Group’s exposure to changes in commodity prices are presented below at their notional amount expressed in MMBTU (millions of British Thermal Units – the standard conversion unit for energy contracts):

Commodity derivatives	Notional amounts (net)* In millions of MMBTU at December 31, 2006
	2007	2008	2009	2010	2011	> 5 years	Total

NATURAL GAS AND ELECTRICITY	(149.0)	(166.7)	(36.4)	(21.0)	(4.0)		(377.1)

Swaps	(178.4)	(173.4)	(40.6)	(22.9)	(4.9)		(420.2)

Options

Forwards/futures	29.4	6.7	4.2	1.9	0.9		43.1

FUEL, GAS OIL, HEATING OIL, COAL AND NICKEL	99.7	113.4	29.3				242.4

Swaps	99.7	107.0	29.3				236.0

Options		6.4					6.4

Forwards/futures

TOTAL	(49.3)	(53.3)	(7.1)	(21.0)	(4.0)		(134.7)

* Long position/(short position)

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Fair value and maturities The fair values of derivatives held to manage the Group’s exposure to changes in commodity prices at December 31, 2006 are analyzed below based on contract maturities:
Commodity derivatives	Fair value at December 31, 2006 In millions of euros
	2007	2008	2009	2010	2011	> 5 years	Total

NATURAL GAS AND ELECTRICITY	(70.6)	(40.1)	(37.2)	(39.4)	(3.7)		(191.0)

Swaps	(56.4)	(46.4)	(40.3)	(39.7)	(3.3)		(186.1)

Options

Forwards/futures	(14.2)	6.3	3.1	0.3	(0.4)		(4.9)

FUEL, GAS OIL, HEATING OIL, COAL AND NICKEL	149.7	116.0	3.0				268.7

Swaps	148.1	97.8	3.0				248.9

Options	1.6	18.2					19.8

Forwards/futures

TOTAL	79.1	75.9	(34.2)	(39.4)	(3.7)		77.7

Changes in fair value Changes in fair value of commodity derivatives recognized in equity and in income are set out below:
	Dec. 31, 2006
Commodity derivatives	Gains and losses recognized in equity in 2006 – effective portion of the hedge In millions of euros	Gains and losses reclassified from equity into income in 2006 In millions of euros	Gains and losses recognized in income in 2006 – ineffective portion of the hedge and discontinuation of hedge accounting In millions of euros

NATURAL GAS AND ELECTRICITY	1,346.0	(527.8)	(33.5)

Swaps	117.5	(73.0)	(37.1)

Options

Forwards/futures	1,228.5	(454.8)	3.6

FUEL, GAS OIL, HEATING OIL, COAL AND NICKEL	(398.0)	227.1	(22.3)
Swaps	5.1	10.4
Options	1.6
Forwards/futures	(404.7)	216.7	(22.3)

TOTAL	948.0	(300.7)	(55.9)

In accordance with IAS 39, cumulative gains and losses on cash flow hedges recognized in equity are reclassified into income when the hedged item affects income. The fair values taken to equity are not representative of probable future cash flows because the underlying positions are sensitive to price movements and may also be modified by new transactions.

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27.5.2 Trading activities

The Group enters into spot and forward transactions for natural gas, electricity and various oil products on organized markets and over-the-counter. It also offers commodity risk management services to customers. These transactions are executed in Europe and the United States using various instruments. Derivative instruments used include: (a)futures contracts involving physical delivery of an energy commodity; (b) swaps providing for payments to or by counterparties of an amount corresponding to the difference between a fixed and variable price for the commodity; and (c) options and other contracts. The Group uses commodity derivatives to optimize the prices offered to customers and also in connection with proprietary trading positions.

In accordance with internal risk control procedures, the Group’s risk management departments are responsible for fair value calculations, and for managing market and credit risks. These departments are completely independent from the dealing teams who initiate and actively manage commodity positions. Fair values and risk exposures are calculated on a daily basis. Information about the credit quality of the Group’s energy trading counterparties is collected and assessed daily and credit limits are systematically adjusted based on financial data concerning these counterparties.

The contribution of trading activities to consolidated income from operating activities was €151 million in 2006, versus €105 million in 2005. The contribution of trading activities corresponds to the net margin on these transactions after brokerage fees.

Notional amounts The following table shows the notional amount of these instruments, expressed in MMBTU (millions of British Thermal Units–the standard conversion unit for energy contracts):

Notional amounts (net)*
In millions of MMBTU at December 31, 2006

NATURAL GAS AND ELECTRICITY	19.5

Swaps	(0.1)

Options	30.3

Forwards/futures	(10.7)

FUEL, GAS OIL, HEATING OIL AND COAL	19.6

Swaps	19.7

Options	(0.3)

Forwards/futures	0.2

CRUDE OIL	1.1

Swaps	0.5

Options	0.6

Forwards/futures

ENVIRONMENT (CO2 ALLOWANCES)	(0.6)
Swaps
Options
Forwards/futures	(0.6)
TOTAL	39.6
* Long position/(short position).

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The above notional amounts reflect the volume of open transactions and not the amounts exchanged between the parties in respect of the instruments. As a result, they are not an exact measure of the Group’s exposure to market or credit risks.

The notional amounts reported above for the various maturities are not indicative of probable future cash flows, because the positions may be offset at any time on the market as part of the Group’s price risk management policy, within the limit of available funds.

Fair value
The following table shows the fair values of derivative instruments used in energy trading activities at December 31, 2006, December 31, 2005 and December 31, 2004:

In millions of euros	Fair value at Dec. 31, 2006*	Fair value at Dec. 31, 2005*	Fair value at Dec. 31, 2004

Natural gas and electricity	78.4	55.3	21.8

Fuel, gas oil and heating oil	6.8	36.0	2.6

Crude oil	(0.4)	(7.0)	(0.4)

Environment (CO2 allowances)	22.4	21.3

TOTAL	107.2	105.6	24.0
* Foreign currency impacts relating to trading transactions, representing a negative €4.0 million in 2006 and a negative €1.9 million in 2005, are not shown in this table.

These fair values are not representative of probable future cash flows because the underlying positions are sensitive to price movements and may also be modified by new transactions.	The table below shows the fair values of derivatives held by the Group at December 31, 2006 as part of its energy trading activities, analyzed by valuation method:

Fair value calculation method
Fair value of contracts at
In millions of euros	December 31, 2006

Prices quoted on an organized market	37.5

Prices obtained from other external sources	53.9

Prices based on valuation models or other techniques	11.8

TOTAL	103.2

See below – Method used to calculate the fair value of commodity derivatives.

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Changes in fair value
Commodity derivatives	Dec. 31, 2006 Changes in fair value In millions of euros	Dec. 31, 2005 Changes in fair value In millions of euros	Dec. 31, 2004 Changes in fair value In millions of euros

Opening balance sheet	103.7	24.0	19.6

Contracts unwound or settled during the year	(132.2)	(34.5)	(23.7)

Initial fair value of new contracts(a)	10.9	-

Changes in fair value due to changes in valuation techniques(b)	1.6	3.1	(0.5)

Other changes in fair value(c)	88.9	121.6	28.6

Other(d)	30.3	(10.5)

TOTAL	103.2	103.7	24.0

(a) Energy trading contracts with unrealized gains or losses at inception.

(b)    Including changes in valuation techniques, changes in methods of calculating correlations, volatilities and volume forecasts, market changes, and changes in the characteristics of historical data and source/type of assumptions.

(c) Changes in fair value due to market fluctuations (prices, volatility, etc.).
(d) Representing mainly a reclassification of the fair value of contracts under the “Other commodity derivatives” line in accordance with IAS 39.

Market risk

Value at Risk (VaR)

In accordance with internal risk management procedures, market risks are managed by the risk management teams. These teams are completely independent from the dealing teams who initiate and actively manage commodity positions. Trading activities expose the Group to market risk resulting from unfavorable changes in commodity and electricity prices. Market risks on commodity and electricity positions are assessed, measured and managed based on daily calculations of Value at Risk and other market risk limits. The use of Value at Risk to quantify market risk provides a transversal measure of risk taking all markets and products into account. Use of these methods requires the determination of key assumptions, notably selection of a confidence interval and a holding period.

Value at Risk (VaR) represents the maximum potential loss on a portfolio of assets over a given holding period based on a given confidence interval. It is not an indication of expected results. The Group uses a 1-day holding period and a 95% confidence interval.

In millions of euros	Dec. 31, 2006	2006 average(a)	2005 average(a)	2004 average(a)	2006 maximum(b)	2006 minimum(b)

Value at Risk	5.2	5.8	2.5	2.7	10.1	3.6

(a) Average of daily VaR figures.
(b) Based on month-end highs and lows observed in 2006.

27.5.3 Other commodity derivatives

The Group holds contracts providing for the physical delivery of the goods, which comply with the definition of derivative instruments contained in IAS 39. These contracts fall within the scope of IAS 39 because they cannot be qualified as contracts entered into by the Group for the receipt or delivery of a non-financial item in accordance with its expected purchase, sale or usage requirements, and could not be documented as effective hedging instruments. Consequently, they are measured at fair value, with changes in fair value taken to income.

This mainly concerns contracts that are (i) used to manage the Group’s overall exposure to certain market risks; (ii) entered into for the purpose of taking advantage of differences in market prices in order to increase Group margins; (iii) sale contracts qualified as written options under IAS 39; or (iv) contracts that the Group has the practice of settling net.

The Group also holds certain purchase and sale contracts providing for the physical delivery of the goods, which are documented as being “normal” purchases and sales but include clauses qualifying as embedded derivatives under IAS 39. For some of the contracts, these clauses are recognized and measured separately from the host contract

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with changes in fair value recognized in income. Specifically, certain embedded derivatives have been recognized separately from host contracts containing (i) price clauses that link the contract price to changes in an index or the price of a different commodity from the one that is being delivered; (ii) indexation clauses based on foreign exchange rates that are not considered as being closely linked to the host contract, or (iii) other clauses.

Notional amounts and maturities

The following table shows the notional amount of these instruments, expressed in MMBTU (millions of British Thermal Units - the standard conversion unit for energy contracts) and their maturities:

	Notional amounts (net)* In millions of MMBTU at December 31, 2006

Commodity derivatives	2007	2008	2009	2010	2011	> 5 years	Total
Economic hedges not qualifying for hedge accounting under IAS 39	47.4	63.7	0.3	1.2	0.5		113.1

Arbitrage and optimization contracts	13.7	8.6	6.7	(0.0)			29.0
Other contracts qualifying as derivatives	(30.3)	(17.4)	(13.8)	(11.5)	(10.0)	(17.3)	(100.3)

Embedded derivatives	2.1	(3.2)	19.9	17.6	17.6	35.3	89.3

TOTAL	32.9	51.7	13.1	7.3	8.1	18.0	131.1

* Long position/(short position)

Fair value and maturities

The following table shows the fair values of commodity derivatives at December 31, 2006 by maturity:

Commodity derivatives	Fair value at December 31, 2006*						Total Fair value
	2007	2008	2009	2010	2011	> 5 years

Economic hedges not qualifying forhedge accounting under IAS 39	(106.0)	(82.3)	(14.3)	(1.0)	(0.7)		(204.3)

Arbitrage and optimization contracts	(90.4)	(0.7)	3.4	(0.0)			(87.7)
Other contracts qualifying as derivatives	(26.0)	(8.7)	(0.3)				(35.0)

Embedded derivatives	(27.9)	(26.2)	(8.7)	(9.0)	(8.0)	(14.0)	(93.8)

TOTAL	(250.3)	(117.9)	(19.9)	(10.0)	(8.7)	(14.0)	(420.8)
* Fair value excluding adjustments to reflect credit risk and liquidity risk.

These fair values are not representative of probable future cash flows because the underlying positions are sensitive to price movements and may also be modified by new transactions.

27.5.4 Counterparty risk

For the measurement of financial instruments, the Group takes into account the effect of credit risks on fair values.

Credit risk reflects the loss that the Group would incur as a result of the failure by counterparties to fulfill their contractual obligations.

The risk is minimized by credit procedures and the Group’s risk management policy, which involves assessing counterparties’ financial position and credit rating, obtaining pledge collateral, and using standard netting agreements wherever possible.

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At December 31, 2006, 96.2% of the Group’s exposure to credit risk concerned counterparties rated investment grade:

		2006

In millions of euros	Investment Grade(a)	Total

Counterparties	1,516.2	1,575.9

(a)     “Investment Grade” corresponds to transactions with counterparties related at least BBB- by Standard & Poor’s, Baa3 by Moody’s, or an equivalent by Dun & Bradstreet. Counterparties are also qualified as investment grade based on publicly available credit ratings, taking into account the existence of collateral, letters of credit and parent company guarantees.

27.5.5  Method used to calculate the fair value of commodity derivatives

The best indication of a contract’s fair value is the price that would be agreed between knowledgeable, willing parties in an arm’s length transaction. On the transaction date, fair value generally corresponds to the transaction price. Subsequently, fair value is determined based on observable market data, which provide the most reliable indication of a change in the contract’s fair value. Market data used by the Group include:

(a) Prices quoted on an organized market

Prices are available at the end of each trading day. Fair value calculations performed based on the Black & Scholes method using prices quoted on an active market are considered as equivalent to market prices, if use of the Black & Scholes method represents a standard market practice.

(b) Prices obtained from other external sources

For over-the-counter contracts, the Group primarily uses price information provided by brokers. Prices reflect current economic and regulatory conditions related to these markets and are subject to short-term fluctuations triggered by changes in market conditions. The availability of listed prices on organized markets varies depending on the period and the commodity. In periods when quoted prices are not available or when the market is not sufficiently liquid, fair value is estimated based on the prices on organized markets or prices available on less liquid markets. The prices at which recent comparable transactions were executed by the Group are also taken into account in the measurement process.

(c) Valuation models and other techniques

The fair value of non-standard instruments is estimated using models and other valuation techniques, reflecting the most appropriate available information. The techniques include option pricing models, statistical analyses and simulations, the discounted cash flow method, taking into account estimation and timing error factors and specific contractual clauses. The assumptions used include the market price of the commodities, their estimated value determined by reference to observable data, the discount rate (risk-free interest rate), volatility factors affecting the underlying asset, the estimated correlation between commodity and energy prices, contractual volumes, degree of market liquidity and the risk premium that investors would expect to receive.

27.5.6  Mark-to-market on commodity contracts other than trading instruments

Successive changes in the fair value of the foregoing commodity derivatives are recognized under “Mark-to-market on commodity contracts other than trading instruments” within current operating income. Gains and losses on these instruments are presented in revenues (sale contracts) or within cost of purchases (purchase contracts), respectively.

The contribution of commodity contracts other than trading instruments to consolidated income from operating activities is a gain of €17 million at December 31, 2006. This amount reflects changes during the period in the fair value of commodity contracts other than trading instruments falling within the scope of IAS 39 – Financial Instruments: Recognition and Measurement.

It breaks down as follows:

•   to optimize their margins, certain Group companies have implemented economic hedging strategies using forward contracts (with or without physical delivery of the underlying) traded on wholesale markets. These contracts aim to reduce the sensitivity of the Group’s margins to changes in commodity prices. However, as these contracts cover the entities’ net exposure to price risk, they are not eligible for hedge accounting under IAS 39 – Financial Instruments: Recognition and Measurement. Consequently, all changes in fair value of forward contracts in 2006 should be reflected in the income statement. Changes in the fair value of these positions therefore represent an opportunity gain rather than economic gain, and led to a net gain of €27 million in 2006;

•   the Group offers capacity entitlements on the market at peak hours, by means of “Virtual Power Plant” auctions. These contracts qualify as derivatives under IAS 39. Changes in the fair value of these options led to net gains of €31 million at December 31, 2006;

•   gains and losses are recognized in the income statement in relation to (i) the ineffective portion of cash flow hedges of non-financial assets; and (ii) the impact of discontinuing hedge accounting in 2006 for commodity hedges when the effectiveness of the hedge can no longer be demonstrated. These items generate a negative impact of €34 million;

•   unfavorable changes in the fair value of derivatives embedded in commodity contracts, which are required to be accounted for separately under IAS 39, and result in a negative impact of €5 million.

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27.5.7  Contingent liabilities related to commodity derivatives

Certain Group operating companies have entered into long-term contracts and take-or-pay contracts. These consist of a firm commitment to purchase or sell specified quantities of gas, electricity and steam and related services, in exchange for a commitment from the other party to deliver or purchase said quantities and services. These contracts have been documented as being excluded from the scope of application of IAS 39. The main future commitments, relating to contracts of SUEZ Energy Europe, SUEZ Energy International and Elyo, are presented in the table below. They are valued at the closing spot rate or the price specified in the contract if this is not exclusively based on market conditions, discounted over their remaining life at a rate corresponding to the yield to maturity of investment grade corporate bonds. The Group is also committed to purchasing and selling future services in connection with the performance of long-term contracts.

In millions of euros	Dec. 31, 2006	Less than 1 year	1 to 5 years	More than 5 years	Dec. 31, 2005	Dec. 31, 2004
Firm purchases of commodities, fuel and services	56,705.0	9,160.6	20,733.7	26,810.7	65,277.2	28,968.7

TOTAL COMMITMENTS GIVEN	56,705.0	9,160.6	20,733.7	26,810.7	65,277.2	28,968.7
Firm sales of gas, electricity, steam, oil and services	35,939.0	11,913.7	15,341.2	8,684.1	31,709.9	23,827.6

TOTAL COMMITMENTS RECEIVED	35,939.0	11,913.7	15,341.2	8,684.1	31,709.9	23,827.6

27.6 Country risk

During 2005, the Group considered that it would be appropriate to hedge its exposure to country risk with respect to its investments in Brazil. The underlying risk identified in this case corresponds to a potential sudden increase in sovereign credit spreads in Brazil (e.g., further to a major economic or political crisis). This would impact the value of the Group’s investments as the discount factors used in calculations would be higher. In order to protect itself against this country risk, the Group has purchased credit default swaps. With these swaps, the Group pays a limited premium and will receive a significant pay-off, corresponding to the difference between the face value and market value of a USD-denominated Brazilian government bond, in the event of a “credit event” (default, restructuring, acceleration, etc.) affecting Brazil. The nominal amount of this protection is USD 300 million, of which USD 200 million matures between March and September 2007, and USD 100 million matures in March 2009.

At December 31, 2006, the market value of these swaps, which do not meet the hedging documentation requirements under IAS 39, is a negative €3 million (including the portion of outstanding premiums).

Note 28
Construction contracts

28.1 Construction contracts In 2006, SUEZ refined its criteria for determining whether contracts fall within the scope of IAS11 – Construction Contracts. For 2004,	2005 and 2006, IAS18 is now considered applicable to certain SES contracts previously accounted for as construction contracts.
Figures in the tables shown below have been adjusted to reflect this change:

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Amounts due from customers under construction contracts	21.2	19.3	1.2

Amounts due to customers under construction contracts	203.2	225.3	157.4

NET	(182.0)	(206.0)	(156.2)

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Contracts in progress at the balance sheet date:
In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Cumulative income and expenses recognized	2,330.1	2,625.2	1,713.4

Advances received	77.8	60.6	39.8

“Amounts due from customers under construction contracts” and “Amounts due to customers under construction contracts” are presented in the balance sheet within “Trade and other receivables, net” and “Trade and other payables, net”, respectively.

28.2 Commitments related to construction contracts
The table below shows all commitments given or received by the Group in connection with construction contracts:

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Performance bonds and delivery guarantees given on construction contracts	224.3	247.3	261.6

Other commitments given on construction contracts	25.5	26.0	71.2

TOTAL CONTINGENT LIABILITIES ON CONSTRUCTION CONTRACTS	249.8	273.3	332.8

Performance bonds and delivery guarantees received on construction contracts	34.9	33.4	25.2

Other commitments received on construction contracts	30.4	13.4	22.5

TOTAL CONTINGENT ASSETS ON CONSTRUCTION CONTRACTS	65.3	46.8	47.7
Note 29
Finance leases
29.1 Finance leases for which SUEZ acts as lessee
An analysis of the carrying amount of property, plant and equipment leased to others under finance leases is presented in Note 16.2.
The main finance lease agreements entered into by the SUEZ Group primarily concern Elyo’s co-generation plants, Novergie’s incineration facilities and the Choctaw power station in the US.
The present values of future minimum lease payments break down as follows:

	Future minimum lease		Future minimum lease		Future minimum lease
In millions of euros	payments at Dec. 31, 2006		payments at Dec. 31, 2005		payments at Dec. 31, 2004
	Undiscounted	Present	Undiscounted	Present	Undiscounted	Present
	value	value	value	value	value	value
Year 1	153.5	148.9	160.9	157.2	180.4	178.2

Between year 2 and year 5 inclusive	516.8	462.0	539.2	495.7	549.1	517.9

Beyond year 5	1,064.4	606.2	1,130.3	705.8	1,065.2	785.8

TOTAL FUTURE MINIMUM LEASE PAYMENTS	1,734.7	1,217.1	1,830.4	1,358.7	1,794.7	1,481.9

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The following table provides a reconciliation of maturities of liabilities under finance leases as reported in Note 26.4.1 with the maturities of undiscounted future minimum lease payments:
In millions of euros	Total	Year 1	Between year 2 and year 5 inclusive	Beyond year 5

Liabilities under finance leases	1,194.4	107.5	371.9	715.0

Discounting effect of future capital reimbursements and finance charges	540.3	46.0	144.9	349.4

UNDISCOUNTED FUTURE MINIMUM LEASE PAYMENTS	1,734.7	153.5	516.8	1,064.4
29.2 Finance leases for which SUEZ acts as lessor

These leases fall mainly within the scope of IFRIC 4 guidance on the interpretation of IAS 17. They consist of (i) energy purchase and sale contracts, particularly where the contract conveys to the purchaser of the energy an exclusive right to use a production asset; and (ii) certain contracts with industrial customers relating to assets held by the Group.

The Group has recognized finance lease receivables in relation to its co-generation plants for Solvay, Total (Belgium), Bowin (Thailand) and Air Products (the Netherlands).

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Undiscounted future minimum lease payments	464.5	518.2	517.4

Unguaranteed residual value accruing to the lessor	24.0	25.3	23.8

TOTAL GROSS INVESTMENT IN THE LEASE	488.5	543.5	541.2
Unearned financial income	165.7	177.0	194.3

NET INVESTMENT IN THE LEASE	322.8	366.5	346.9

of which present value of future minimum lease payments	312.8	354.5	336.5

of which present value of unguaranteed residual value	10.0	12.0	10.4
Amounts recognized in the balance sheet in connection with finance leases are detailed in Note 19.3 “Loans and receivables carried at amortized cost”.
Note 30
Operating leases
30.1 Operating leases for which SUEZ acts as lessee
The SUEZ Group has entered into operating leases mainly in connection with LNG tankers, and miscellaneous buildings and fittings.
Operating lease income and expense for 2006, 2005 and 2004 can be analyzed as follows:

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Minimum lease payments	(403.4)	(379.6)	(333.9)

Contingent lease payments	(161.6)	(161.2)	(179.7)

Sub-letting income	4.1	0.2	0.0

Sub-letting expenses	(2.5)	(11.5)	(10.8)

Other operating lease expenses	(115.9)	(93.8)	(95.3)

TOTAL	(679.3)	(646.0)	(619.7)

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Future minimum lease payments under non-cancelable operating leases can be analyzed as follows:
In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Year 1	221.3	209.4	237.9

Between year 2 and year 5 inclusive	663.1	539.9	511.0

Beyond year 5	820.5	941.5	467.9

TOTAL	1,704.9	1,690.8	1,216.8

30.2 Operating leases for which SUEZ acts as lessor

These leases fall mainly within the scope of IFRIC 4 guidance on the interpretation of IAS17. They consist primarily of the HHPC plant in Thailand, the Baymina plant in Turkey, and the Hopewell and Red Hills plants in the United States. Lease income for 2006, 2005 and 2004 can be analyzed as follows:

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Minimum lease payments	668.5	611.9	494.3

Contingent lease payments	43.1	52.4	48.5

TOTAL	711.6	664.3	542.9

Future minimum lease payments receivable under non-cancelable operating leases can be analyzed as follows:
In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Year 1	458.0	475.5	363.5

Between year 2 and year 5 inclusive	1,591.1	1,546.0	1,163.4

Beyond Year 5	2,487.3	2,859.6	2,344.9

TOTAL	4,536.4	4,881.1	3,871.8

Note 31
Concession contracts

SUEZ manages a large number of concessions as defined by SIC 29 covering drinking water distribution, water treatment, waste collection and treatment, and electricity distribution.

The terms of the concessions vary between 10 and 65 years, depending mainly on the level of investments to be made by the concession operator.

The concession contracts specify a number of rights and obligations with regard to the infrastructure to be built, as well as rights and obligations relating to the public service concerned.

Contracts may provide for a general obligation allowing users access to the public service, and in certain cases according to a specified timeframe.

A general obligation also exists to return the concession infrastructure in good working condition at the end of the concession. Where appropriate, this obligation leads to the recognition of a capital renewal and replacement liability (see Notes 1.F and 25.3). By exception, water distribution concessions in the United States do not provide for the return of the infrastructure to the grantor of the concession at the end of the contract. The infrastructure will remain the property of SUEZ and therefore these contracts are accounted for using the tangible asset model (see Note 1.F).

Certain contracts provide for an additional obligation to extend the service to new users or improve the existing service. Where necessary, these obligations lead to the recognition of an intangible asset and a related liability (see Note 1.F).

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As consideration for these obligations, SUEZ is entitled to bill either the local authority granting the concession (mainly incineration activities and BOT water treatment contracts) or the users (distribution of drinking water or electricity) for the services provided. The rights to bill for expenses incurred in extending or improving the concession infrastructure gives rise to a receivable or an intangible asset, depending on the party responsible for payment (see Note 1.F).

Services are generally billed at a fixed price which is linked to a particular index over the term of the contract. However, the contracts include price adjustment clauses (usually at the end of a five-year period) if there is a change in the economic conditions forecasted at the inception of the contracts. By exception, contracts exist in certain countries (e.g., United States and Spain), under which the price is fixed on a yearly basis according to the costs incurred in connection with the concession, which is therefore recognized in assets (see Note 1.F).

Note 32
Cash flows
32.1 Reconciliation with income tax expense in the income statement

	Tax cash flows (income tax expense)

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Impact in the income statement	(815.1)	(585.3)	(926.0)

- provisions for income taxes	5.8	8.6	(4.8)

- deferred tax	29.6	(162.0)	300.1

- other	(205.7)	15.8	(98.6)

Impact in the cash flow statement	(985.4)	(722.9)	(729.3)
The “Other” item mainly includes the €(265.9) million net variation of income tax payables and receivables, and a €56.2 million impact in income tax expense relating to disposals.
32.2 Reconciliation with financial income/(loss) in the income statement

	Financial cash flows (net financial income /loss)
In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
Impact in the income statement	(731.0)	(725.3)	(1,079.1)
Changes in amortized cost	28.2	55.3	(107.5)
Exchange rate impacts and changes in fair value	64.5	(129.7)	71.5

Unwinding of discounting adjustments to provisions	340.4	330.0	339.2

Other	(16.6)	(8.1)	(79.1)

Impact in the cash flow statement	(314.5)	(477.8)	(855.0)

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Note 33
Share-based payment

33.1 Stock option plans

33.1.1 Stock option policy

The SUEZ stock option plan aims to closely involve executive and senior management, as well as managers showing high potential, in the future development of the Company and in creating shareholder value.

The award of stock purchase or subscription options is also a mean of fostering loyalty, taking into account contribution to strategic policies as well as adhesion to Group values. Conditions for the award of options and the list of beneficiaries are defined by the Board of Directors in accordance with authorizations granted at Shareholders’ Meetings.

In 2005, stock options were awarded based on the wish of executive management to maintain a growing base of beneficiaries, so as to preserve the coherence of SUEZ’s policy in this area. The decision taken in 2000 not to apply a discount when determining the option price was renewed in 2005.

In 2005 the Board of Directors decided to reduce the number of options awarded and replace them in part by an award of bonus SUEZ shares. The bonus shares were awarded in the first half of 2006 to a higher number of employees than those eligible to receive stock options.

No stock options were awarded in 2006. On the other hand, the Board of Directors meeting of October 18, 2006, decided for the principle of an award of stock-options with an effective date of January 17, 2007.

Furthermore, the Board of Directors decided that the exercise of a portion of options awarded would be subject to certain conditions, provided for in the conditional system for senior management executives and in the enhanced conditional system for members of the Group Executive Committee.

Conditional system

2003 plan

For the stock subscription options granted to senior management executives and members of the Group Executive Committee, the exercise of options is subject to the following conditions:

•    during the period from November19, 2003 through November 19, 2007, the performance of the SUEZ share must equal or exceed that of the Eurostoxx Utilities Index over the same period, plus 1% per annum;

•    the SUEZ share price must be equal to or exceed €20.

2004 plan

The exercise of half of the stock subscription options granted to the Group’s senior managers and half of the options awarded to members of the Group Executive Committee (after deduction of approximately 10% of their options, which are subject to the enhanced conditional system), is subject to a performance condition. The options subject to this performance condition may be exercised if, during the period from November 17, 2008 to November 16, 2012, the SUEZ share price is equal to or greater than the exercise price of €18.14, adjusted for the change in the Eurostoxx Utilities Index observed over the period from November 17, 2004 to November 17, 2008.

2005 plan

The exercise of half of the stock subscription options granted to the Group’s senior managers and members of the Group Executive Committee (after deduction of approximately 10% of their options, which are subject to the enhanced conditional system) is subject to a performance condition. The options subject to this performance condition may be exercised if, during the period from December 8, 2009 to December 7, 2013, the SUEZ share price is equal to or greater than the exercise price of €24.20, adjusted for the change in the Eurostoxx Utilities Index observed over the period from December 8, 2005 to December 8, 2009.

2006/2007 plan

The exercise of half of the stock subscription options granted to the Group’s senior managers and members of the Group Executive Committee (for the later ones, after deduction of approximately 10% of their options which are subject to the enhanced conditional system) is subject to a performance condition which is identical to the 2005 one.

Enhanced conditional system

2004 plan

Approximately 10% of the stock subscription options awarded to members of the Group Executive Committee are subject to a more demanding performance condition. After deduction of this 10% portion, half of the remaining options are subject to the conditional system above, and the other half are free from performance conditions. The 10% of options subject to this enhanced performance condition may be exercised if the SUEZ share price on November 17, 2008 (as measured by the arithmetic mean of the share price during the previous 20 trading days) is equal to or greater than the exercise price of the options, adjusted for the change in the Eurostoxx Utilities Index observed over the period from November 17, 2004 to November 17, 2008, plus 1% per annum. If this condition is met, then the associated options may be exercised; if the condition is not met, then the options are irrevocably forfeited.

2005 plan

Approximately 10% of the stock subscription options awarded to members of the Group Executive Committee are subject to a more demanding performance condition. After deduction of this 10% portion, half of the remaining options are subject to the conditional system above, and the other half are free from performance conditions. The 10% of options subject to this enhanced performance condition may be exercised if the SUEZ share price on December 8, 2009 (as measured by the arithmetic mean of the share price during the previous 20 trading days) is equal to or greater than the exercise price of the options, adjusted for the change in the Eurostoxx Utilities Index observed over the period from December 8, 2005 to

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December 8, 2009, plus 1% per annum. If this condition is met, then the associated options may be exercised; if the condition is not met, then the options are irrevocably forfeited.

2006/2007 plan

Approximately 10% of the stock subscription options granted to the members of the Group’s Executive Committee are subject to a more demanding performance condition. After deduction of this 10% portion, half of the remaining options are subject to the conditional system above, and the other half are free from performance conditions. The performance condition applies to 2006/2007 plan under the same conditions as those applied to 2004 and 2005 plans.

The board of Directors has also decided that if the merger with Gaz de France be approved, the objectives being part of the performance conditions linked to stock options plan as of November 19, 2003, November 17, 2004, December 9, 2005 and January 17, 2007 should decreased in applying a 0.8 coefficient.

33.1.2 Stock option plans in force as at December 31, 2006 Stock subscription options

Plan	Date of authorizing SM	Vesting date	Strike price	Number of benefi- ciaries per plan	Outstanding options at Dec. 31, 2005	Number of shares to be subscribed by the Executive Committee**	Options exercised***	Options canceled	Outstanding options at Dec. 31, 2006	Expiry date	Residual life

11/28/2000*	05/05/2000	11/28/2004	34.39	1,347	6,571,934	1,193,708	644,115	59,834	5,867,985	11/28/2010	3.9

12/21/2000*	05/05/2000	12/21/2004	35.74	510	3,026,078	153,516	361,125	1,618	2,663,335	12/20/2010	4.0

11/28/2001*	05/04/2001	11/28/2005	32.59	3,161	13,027,856	1,784,447	2,341,320	195,830	10,490,706	11/27/2011	4.9

11/20/2002*	05/04/2001	11/20/2006	16.69	2,528	9,202,437	1,327,819	2,951,926	116,460	6,134,051	11/19/2012	5.9

11/19/2003	05/04/2001	11/19/2007	13.16	2,069	8,102,086	1,337,540	49,208	107,100	7,945,778	11/18/2011	4.9

11/17/2004	05/03/2004	11/17/2008	17.88	2,229	8,755,344	1,320,908	33,840	112,842	8,608,662	11/16/2012	5.9

12/09/2005	05/13/2005	12/09/2009	24.20	2,251	6,531,100	1,352,000	6,810	62,100	6,462,190	12/09/2013	6.9
TOTAL					55,216,835	8,469,938	6,388,344	655,784	48,172,707
Stock purchase options
Plan	Date of authorizing SM	Vesting date	Strike price	Number of benefi- ciaries per plan	Outstanding options at Dec. 31, 2005	Number of shares to be subscribed by the Executive Committee**	Options exercised	Options canceled	Outstanding options at Dec. 31, 2006	Expiry date	Residual life

11/16/1998*	06/11/1998	11/16/2003	28.16	971	4,969,476	1,311,461	4,756,147	213,329		11/16/2006

6/30/1999*	06/11/1998	06/30/2004	30.56	29	254,963	31,772	122,447		132,516	06/30/2007	0.5

11/15/1999*	06/11/1998	11/15/2004	28.54	1,115	5,190,352	1,183,464	2,557,284	28,594	2,604,474	11/15/2007	0.9

1/31/2000*	06/11/1998	01/31/2005	28.46	143	919,904	52,941	511,328	5,295	403,281	01/31/2008	1.1

TOTAL					11,334,695	2,579,638	7,947,206	247,218	3,140,271

TOTAL					66,551,530	11,049,576	14,335,550	903,002	51,312,978

*      Exercisable plans.

**    Corresponding at the time the options were awarded in 2000 and 2001, to the Management Committee.

***  In certain specific circumstances such as retirement or death, outstanding options may be exercised in advance of the vesting date.

In addition, the Board of Directors meeting of December 18, 2006, decided for the principle of an award of stock options with an effective date of January 17, 2007. This plan follows similar rules as those prevailing for the former plans as for :

•   Stock subcription options

•   Vesting period (4 years later) ending: January 16, 2011

•   Expiry date (8 years later) : January 16, 2015

•   Strike price (without any discount) : €38.89

•   Number of granted options : 5,737,960

•   Number of beneficiaries : 2,190

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33.1.3 Number of options
	Options	Average strike price

Balance at December 31, 2004	64,658,868	24.70

Granted	0	0

Exercised	(3,267,140)	16.74

Canceled	(486,577)	27.71

Balance at October 12, 2005	60,905,151	25.11

Pursuant to Article 174 of French Decree 67-236 on commercial companies dated March 23, 1967, the cash capital increase carried out for an amount of €2.37 billion on October 13, 2005 led to an adjustment of the strike price and the number of options outstanding at the date of said increase.

The following tables take this adjustment into account.

	Options	Average strike price

Balance at October 13, 2005	61,793,556	24.75

Granted	6,531,100	24.2

Exercised	(1,293,800)	16.5

Canceled	(479,326)	21.86

Balance at December 31, 2005	66,551,530	24.88

Granted	0	0

Exercised	(14,335,550)	27.01

Canceled	(903,002)	24.75

Balance at December 31, 2006	51,312,978	24.28

33.1.4 Fair value of stock option plans in force Stock option plans are valued based on a binomial model using the following assumptions:
	2005 plan	2004 plan	2003 plan

Volatility(a)	31.25%	29.66%	28.04%

Discount rate(b)	3.25%	3.70%	4.30%
In euros
Dividend(c)	0.8	0.8	0.7

Fair value of options at the grant date	7.24	4.35	3.11

(a)  The volatility calculated corresponds to a moving average of volatilities over the life of the plan.

(b)  The discount rate corresponds to a risk-free rate over the life of the plan.

(c)  Dividend paid.

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33.1.5 Accounting impact
Based on a staff turnover assumption of 5%, the expense recorded during the period in relation to stock option plans was as follows:
In millions of euros	Expense for the year

Grant date	2006	2005	2004

11/20/2002	9.4	10.6	10.6

11/19/2003	5.8	5.8	5.8

11/17/2004	9.0	9.0	1.1

12/09/2005		0.7	0.0

	24.2	26.1	17.5
As allowed under IFRS 2, an expense has been recognized only for options granted after November 7, 2002 which had not yet vested at January 1, 2006.

33.2 Employee share issues

33.2.1 Description of plans available

Employees are entitled to subscribe to share issues under Group corporate savings plans. They may subscribe to:

•    either the Spring Classique plan: this plan allows employees to subscribe to SUEZ shares either directly or via an employee investment fund at lower than current market prices;

•    or the Spring Multiple plan: under this plan, employees may subscribe to SUEZ shares, either directly or via an employee investment fund. The plan also entitles them to benefit from the positive performance of SUEZ shares (leverage effect) at the end of the mandatory holding period;

Stock Appreciation Rights (SAR): this leveraged plan enables the acquisition of a security benefiting from a performance multiplier which will result in a cash payment to the employee after a period of five years.

33.2.2 Accounting impact

There were no employee share issues in 2006.

The accounting impact of these cash-settled Stock Appreciation Rights consists of recognizing a payable to the employee over the vesting period of the rights, with the corresponding adjustment recorded in income. At December 31, 2006, the fair value of the liability related to these awards in 2002, 2004 and 2005 amounted to €19.2 million. The impact of the SAR on the statement of income is a negative €15.9 million.

33.3 Bonus shares

33.3.1 Bonus share policy

2005 plan

At its December 9, 2005 meeting, the SUEZ Board of Directors decided to put in place a bonus share award scheme. This initiative had two objectives:

•    to supplement the existing scheme for current stock option beneficiaries by partly replacing stock options with bonus shares;

•    to grant bonus shares to a category of employees not eligible for stock option awards, as exceptional recognition for their contribution and in order to stimulate their commitment to their company and the SUEZ Group.

Timing and conditions

The timing and conditions set by the Board of Directors are as follows:

Timing :

•    Length of the vesting period for the grant of SUEZ bonus shares: two years from February 13, 2006;

•    Date of definitive vesting of shares, subject to compliance with certain conditions as outlined below: March 15, 2008.

Conditions:

•    Presence in the Group on March 15, 2008, evidenced by a valid employment contract with a Group company at that date, except for cases of retirement, death and disability;

•    Performance condition, based on the Group’s return on capital employed (ROCE) for the year ended December 31, 2007;

•    Length of obligatory share lock-up period: two years from the date of vesting on March 15, 2008, which means that shares may be sold as from March 15, 2010.

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Target population

Partial substitution of stock options with bonus shares:

All beneficiaries of stock options under the 2005 plan will be concerned by this substitution. The rate at which the stock options will be replaced differs according to the seniority of the beneficiaries (translated in numbers of options). The maximum number of bonus shares attributable per person is limited to 2,000 shares.

Other beneficiaries:

The Board of Directors on December 9, 2005 decided to grant bonus shares to individuals other than beneficiaries of stock options. The quantity granted is within a range of 50 to 150 shares per person.

In total, the bonus share award policy concerned 3,420 individuals for an overall total of 660,780 shares.

2006/2007 plan

At its meeting of October 18, 2006, the Board of Directors approved a new performance share award scheme which came into force on February 12, 2007.

The timing and conditions set by the Board of Directors are as follows:

Timing :

•    Length of the vesping period for the grant of SUEZ performance shares: two years from February 12, 2007;

•    Vesting date for the shares, subject to certain conditions as outlined below : March 15, 2009,

Conditions:

•    Presence on company payroll on March 15, 2009, i.e., current employment contract with a Group company at that date, except in cases of retirement, death and disability;

•    Performance condition, based on the Group’s Return On Capital Employed (ROCE) for the fiscal year 2008,

•    Length of mandatory retention period for the shares : two years from the vesting date of March 15, 2009, meaning that a sale will be allowed from March 15, 2011.

Target population

Partial substitution of stock options with performance shares:

All beneficiaries of stock options under the 2006 plan will be concerned by this substitution. The rate at which the stock options will be replaced differs according to the seniority of the beneficiaries (translated in number of options). The maximum number of performance shares attributable per person is limited to 3000 shares.

Other beneficiaries :

The board of Directors decided to grant performance shares to individuals other than beneficiaries of stock options. The quantity granted is within a range of 50 to 150 shares per person.

Complete final information concerning this plan will be published in the next reference document.

33.3.2 Valuation method and impact on

           income for the period

The cost of the bonus share award was estimated in the same way as for stock option plans. The fair value of the benefits granted in respect of the 658,232 bonus shares awarded was €17.7 million at the date of grant. This amount is recognized over the vesting period.

The resulting expense for 2006 is €7.5 million.

33.4 SUEZ exceptional bonus

In November 2006 the Group introduced a temporary exceptional bonus award scheme aimed at rewarding employee loyalty and involving employees more closely in the Group’s success. This scheme provides for the payment of an exceptional bonus equal to the value of four SUEZ shares in 2010 and the amount of gross dividends for the period 2005-2009 (including any extraordinary dividends).

Around 166,000 of the Group’s employees are eligible for this bonus at December 31, 2006.

The accounting impact of this cash-settled instrument consists of recognizing a payable to the employee over the vesting period of the rights, with the corresponding adjustment recorded in income. The fair value of the total liability is estimated on the basis of the SUEZ share price. At December 31, 2006 the impact of this scheme is not material.

The estimated fair value of the liability upon expiry of the plan is €24 million.

Note 34
Related party transactions

The inclusion of this note within the financial statements is aimed at ensuring transparency in the relationship between the Group and its shareholders and their representatives, as well as in the links between the Group and related companies that it does not exclusively control (joint ventures or associates).

Only material transactions are described below.

Compensation payable to members of the Executive Committee and to directors is disclosed in a separate note (see Note 35 “Executive compensation”).

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34.1 Joint ventures

Electrabel paid ESO/Elia electricity transmission fees totaling €200.2 million in 2006 and €251.2 million in 2005. Amounts owed to ESO/Elia totaled €5.5 million at December 31, 2006, versus €12.5 million at December 31, 2005.

The Group billed ESO/Elia for services totaling €97 million in 2006, compared to €100 million in 2005.

Finally, the Group had granted ESO/Elia a loan amounting to €808.4 million at December 31, 2006 (€354.8 million maturing in 2009 and €453.6 million maturing in 2010 and thereafter), compared to €808.4 million at December 31, 2005. In 2006, the loan generated financial revenues of €31.8 million, compared to €29.9 million in 2005.

Electrabel SA granted Elia guarantees for an amount of €10.6 million corresponding to future payments of access rights to high-voltage networks.

Mixed inter-municipal companies

Electrabel exercises significant influence over some mixed inter-municipal companies.

The equity-accounted mixed inter-municipal companies distribute gas and electricity produced by Electrabel and Distrigas to non-industrial Belgian customers that are not eligible for deregulation. Electrabel sold the mixed inter-municipal companies €931.1 million of electricity and gas in 2006 versus €738.6 million in 2005.

Electrabel and Electrabel Customer Solutions paid gas and electricity distribution costs to the mixed inter-municipal companies amounting to €1,203.2 million in 2006, compared to €1,078.7 million in 2005.

Some mixed inter-municipal companies do not employ any personnel. In accordance with the bylaws, Electrabel makes personnel available to them with a view to carrying out daily distribution services. Electrabel bills some of these mixed inter-municipal companies for all work, supplies and services provided to them. Amounts billed totaled €582.7 million in 2006, versus €1,431.2 million in 2005. This change results from the disposal of Electrabel Netten Vlaanderen and the creation of Brussels Network Operations.

Receivables relating to gas and electricity supply and other services stood at €111.4 million at December 31, 2006 versus €78.1 million at December 31, 2005.

Electrabel’s payables to the mixed inter-municipal companies stood at €274.8 million at December 31, 2006, versus €337.4 million at December 31, 2005.

At December 31, 2006, Electrabel has granted cash advances totaling €341 million to the mixed inter-municipal companies, compared to €398.8 million at December 31, 2005. Amounts due to the mixed inter-municipal companies by Electrabel came to €44.2 million at year-end 2006, compared with €26.2 million at year-end 2005.

Electrabel’s reimbursement right in connection with the pension obligations relating to its distribution employees stood at €377.9 million at December 31, 2006, versus €1,191 million

Itasa

Itasa is a Brazilian subsidiary 48.75%-owned by Tractebel Energia which is 68.7%-owned by SUEZ Group.

Tractebel Energia entered into an electricity purchase agreement with Itasa, which generated costs of €38.6 million for Tractebel Energia in 2006, unchanged from 2005.

Electroandina

The Group holds a 33.25% interest in Chile-based Electroandina through Suez-Tractebel and Inversiones Tocopilla.

Gasoducto Nor Andino transports gas purchased by Electroandina. In connection with this arrangement, Gasoducto invoiced services in an amount of €38.2 million in 2006, compared to €38.9 million in 2005.

Acea-Electrabel group (Italy)

Electrabel Italia is a wholly-owned subsidiary of Electrabel, and has a 40.59% interest in Acea-Electrabel which itself owns several subsidiaries.

In 2006 Electrabel SA sold Alp Energy to the Acea-Electrabel group.

Alp Energy, which sold on to its customers the electricity sold by Acea-Electrabel group entities, was absorbed by Acea Electrabel Elettricita Spa. In 2006, purchases by the SUEZ Group to the Acea-Electrabel group amounted to €28.8 million.

In addition, SUEZ sold electricity and gas to the Acea-Electrabel group for an amount of €146.4 million in 2006, compared to €77.2 million in 2005.

The SUEZ Group also granted loans totaling €380 million to the Acea-Electrabel group in 2006.

Zandvliet Power

Zandvliet Power is a 50%-50% joint venture between Electrabel (98.62%-owned by SUEZ) and RWE.

Electrabel granted a loan to Zandvliet Power totaling €95.8 million at December31, 2006, compared to €95.3 million at December 31, 2005.

34.2 Associates

Elia System Operator (ESO)/Elia

Elia is a listed company 27.1%-owned by Electrabel.

Elia, a subsidiary of Elia System Operator (ESO), was set up in 2001 as a grid operator of the high-voltage electricity transmission network in Belgium. ESO and Elia have been accounted for by the equity method since ESO was appointed to manage the transmission network by the Belgian Federal Council of Ministers. Transmission fees are subject to the approval of the Belgian Electricity and Gas Regulatory Commission (CREG).

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at December 31, 2005. The change in this item reflects the sale of Electrabel Netten Vlaanderen and the creation of Brussels Network Operations.

Compagnie Nationale du Rhône (CNR)

CNR is 49.3%-owned by Electrabel.

Within the scope of purchase and sale agreements signed with CNR, the Group acquired €82.6 million of electricity in 2006 from CNR, compared with €42.9 million in 2005. The Group also sold €22.7 million of electricity under these contracts in 2006, versus €27.5 million in 2005.

Sohar

Sohar is 50%-owned by Suez-Tractebel, itself wholly owned by SUEZ Group.

SUEZ provided Sohar with performance bonds and delivery guarantees capped at €67.8 million. Sohar builds and operates a power station and a water desalination plant in Oman.

Contassur

Contassur is 10%-owned by Suez-Tractebel and 5%-owned by Electrabel.

Contassur is a captive insurance company accounted for under the equity method. The pension fund trusts for certain employees of the Group have entered into insurance contracts with Contassur.

These insurance contracts give rise to reimbursement rights, and are therefore recorded under “Other assets” in the balance sheet in the amounts of €186.6 million and €318 million at December 31, 2006 and 2005, respectively.

34.3 Shareholders

CNP (Compagnie Nationale à Portefeuille)

In the organization chart of Groupe Bruxelles Lambert’s 2005 annual report, CNP is shown as one of its controlling entities. At December 31, 2006, Groupe Bruxelles Lambert owns an 8% stake in SUEZ.

SUEZ sold its residual 5% interest in M6 to CNP’s wholly-owned subsidiary, Swilux, for an amount of €163 million. The Group recognized a net capital gain of €120 million on this transaction in first-half 2006. SUEZ no longer holds any interests in M6.

The Group has also sold all of its shares in Trasys, a specialized IT consulting and services company, to GIB for €32.8 million. GIB is jointly controlled by Ackermans & Van Haaren and CNP. This transaction generated a net capital gain of €24 million for SUEZ.

Note 35
Executive compensation

The following table presents the compensation received by directors and members of the Executive Committee:

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Short-term benefits	20.8	17.8	17.0

Post-employment benefits	3.9	2.9	2.0

Share-based payment	6.0	3.5	1.9

TOTAL	30.7	24.2	20.9

The increase in share-based payment is attributable to the 2006 full year impact of the 2005 plan.

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Note 36
Contingent assets and liabilities

The Group gives and receives various guarantees in the course of its business. A liability is recognized when it is probable that guarantees given will be settled by an outflow of resources with no corresponding consideration in return.

The guarantees presented below qualify as contingent liabilities and are not therefore recognized in the consolidated balance sheet.

The Group has given seller’s guarantees totaling €1,515.0 million (€1,507.4 million in 2005) in the context of various sales carried out by SUEZ in previous years. Eighty percent of the guarantees were given in connection with the sales of Nalco, Indosuez and Northumbrian.

Other contingent liabilities (€1,335.3 million) relate mainly to commitments undertaken by Electrabel in connection with cross-border leases of Belgian and Dutch power plants, as well as to guarantees given by Sita France to local and regional authorities to cover risks relating to landfill sites.

Note 37
Claims and litigation

37.1 Competition and industry concentration

Energy

A sector inquiry was launched into the energy markets during the summer of 2005. These inquiries do not concern particular operators, but rather seek to analyze the overall functioning of specific markets, like those for the supply of gas and electricity. On January 10, 2007, the European Commission made public the final results of this inquiry specifying what it considered to be the major weaknesses of the electricity and gas sectors in Europe. It is now up to the European Council and the member States to assess the Commission’s report and take any necessary initiatives with regard to their legislation. Since the Group is a major player in both these sectors, such measures would have an impact on its activities. However, it is impossible to assess such impact at the present time.

Alongside the sector inquiry, the Commission completed its review of systems with respect to long-term agreements signed during the privatization of electricity-producing companies in Hungary and Poland. It has invited the Hungarian and Polish governments to review these systems and where necessary indemnify the signatories. The Group is directly involved in its capacity as contracting party in Hungary (Dunamenti) and in Poland (Polaniec).

The Commission is also continuing to review gas supply contracts for industrial clients in Belgium with a view to determining whether the period of the contracts entered into by Distrigaz leads to them being of a market restrictive type in Belgium. Distrigas is cooperating fully with the Directorate-General for Competition on this issue.

Environment

In France, the Anti-Trust Council (Conseil de la Concurrence) ruled that the existence of equal stakes in water distribution companies held by Compagnie Générale des Eaux (Veolia) and Lyonnaise des Eaux France (Suez) created a collective dominant position between the two groups. Although the

Anti-Trust Council did not impose sanctions, it requested the Minister of the Economy to order the two companies to modify or terminate the agreements that combine their resources within joint subsidiaries.

Further to a final appeal by Compagnie Générale des Eaux, France’s highest civil court, the Court of Cassation (Cour de Cassation) recently overturned a ruling by the Paris Court of Appeal that had upheld the decision of the Anti-Trust Council. The Court of Cassation’s decision was made on the procedural grounds that the Paris Court of Appeal did not have jurisdiction for measures relating to merger control. As this court decision did not actually overturn the decision made by the Anti-Trust Council, the Minister of the Economy may issue an order requiring that the two groups unwind their cross-shareholdings in their joint subsidiaries (Société des Eaux de Marseille, Société des Eaux du Nord, SEVESC, Stéphanoise des Eaux, Martiniquaise et Guyanaise des Eaux).

37.2 Disputes and arbitration

In the normal course of its business, the Group is involved in a certain amount of litigation and arbitration with third parties or with the tax administrations of certain countries. Provisions are recorded for this litigation and arbitration when (i) a legal, contractual, or constructive obligation exists at the balance sheet date with respect to a third party; (ii) it is probable that there will be an outflow of resources without economic benefits in order to settle the obligation; and (iii) a reliable estimate can be made of this obligation. Provisions recorded in respect of these claims, disputes and tax risks totaled €403 million at December 31, 2006.

Disputes with the Argentine government

In Argentina, tariffs under concession contracts have been frozen since the Public Emergency and Exchange Regime Reform Law (Emergency Act) was passed in January 2002. Consequently, in 2003, pursuant to the Franco-Argentine Bilateral Investment Protection Treaties, SUEZ and certain other shareholders and concession holders (Aguas Argentinas in Buenos Aires, Aguas Provinciales de Santa Fe in Rosario

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and Aguas Cordobesas in Cordoba) launched arbitration proceedings in relation to this issue before the International Centre for Settlement of Investment Disputes (ICSID). These proceedings aim at obtaining indemnities to compensate for the loss of value of the investments made since the start of the concession due to the measures adopted by the Argentine goverment following the adoption of the abovementioned Emergency Act.

Negotiations with the concession-granting authorities were immediately initiated in each case.

With respect to Aguas Cordobesas, an agreement providing for a new tariff regime was reached with the Province of Cordoba on October 13, 2006 and approved by the Provincial Congress on November 11, 2006. At the same time, Suez and Agbar sold control of the company to Roggio S.A., a private Argentine utilities group, keeping only 10% (5% Suez, 5% Agbar) in Aguas Cordobesas. Pursuant to the terms of the agreement with the Province and the sale agreement with Roggio S.A., Aguas Cordobesas and its foreign shareholders (including Suez) withdrew from the ICSID arbitration proceeding on December 22, 2006.

With respect to Aguas Argentinas and Aguas Provinciales de Santa Fe, negotiations between the concession holder and the concession-granting authorities continued in 2005, but stopped in 2006 without having resulted in the implementation of tariff increases or the drafting of new guidelines to restore a sustainable financial and economic equilibrium for the two Argentine contracts. Given this context and the resulting decline in the companies’ financial and operational performance, Aguas Argentinas and Aguas Provinciales de Santa Fe were obliged to launch termination proceedings in respect of their concession contracts.

The voluntary liquidation of Aguas Provinciales de Santa Fe was announced at the company’s annual Shareholders’ Meeting on January 13, 2006. On January 31, 2006, an administrative decree was issued by the authorities terminating the current concession contract and duly acknowledging the transfer of services back to the grantor, with effect from February 8, 2006. On April 20, 2006, Aguas Povinciales de Santa Fe challenged the validity of this administrative decree.

The concession-granting authorities rejected Aguas Argentinas’ termination request. Negotiations with a view to selling European shareholders’ interests in Aguas Argentinas failed. On March 21, 2006, the Argentine government issued a decree terminating the Aguas Argentinas concession contract citing alleged infringement by the concession holder, and transferred all its assets to AYSA, a newly established, Argentine wholly-owned company. The decision of the Argentine authorities resulted in the suspension of the company’s payments. On April 28 Aguas Argentinas filed for Concurso Preventivo (a similar mechanism to bankruptcy in France, leading to the temporary suspension of legal actions against the company).

ICSID arbitration proceedings in relation to the protection of foreign shareholders’ interests in both of these contracts are ongoing. The ICSID tribunal rejected the Argentine government’s objections regarding the jurisdiction of the ICSID tribunal to rule on the two cases. The decision on jurisdiction in the Aguas Provinciales de Santa Fe case was delivered on May 16, 2006 and that regarding the Aguas Argentinas’ case on August 3, 2006. Hearings on the merits of the cases are scheduled to take place between May 28, 2007 and June 2, 2007 for the Aguas Provinciales de Santa Fe case, and between October 29, 2007 and November 6, 2007 for Aguas Argentina case.

A claim was filed with the Federal District Court of New York in late September 2006 by an entity entitled “Aguas Recovery Lenders’ Group”, in order to obtain the payment by Suez, Agbar and AYSA (the Argentine wholly-owned company that succeeded to Aguas Argentinas) of US$130 million owed by Aguas Argentinas to unsecured lenders,. The Federal District Court of New York is not expected to hand down its decision before the end of April 2007.

AEP dispute

In the United States, Suez Energy Marketing North American (SEMNA, formerly TEMI) is currently involved in a dispute with AEP (AEP Power Marketing Inc.) concerning a long-term Power Purchase and Sale Agreement within the scope of which SEMNA put in a bid for electricity to be produced by the owner (AEP) of a power station located in Plaquemine in Louisiana.

At the U.S. District Court for the Southern District of New York (First Circuit), SEMNA claimed damages in excess of US$17 million on the grounds that, due to failure by the parties to agree on one of the essential elements of the agreement (operational protocols), the agreement was not capable of enforcement. AEP made a counterclaim for damages in excess of US$643 million mainly on the grounds of the termination of the agreement by SEMNA and to a lesser extent for unpaid bills.

On August 8, 2005, the Court awarded damages in the amount of US$122 million to AEP (the portion of the claim relating to unpaid bills), to be increased by prejudgment interest. SEMNA firstly appealed the decision before the United States Court of Appeal (Second Circuit) and secondly filed an appeal before the court requesting reconsideration of the damages awarded to AEP. AEP filed a counter-appeal requesting total damages of more than US$500 million. On January 20, 2006, the court rejected SEMNA’s appeal and partially rejected AEP’s claim. In the amendment to the Opinion and Order, SEMNA was required to pay a further US$50 million to AEP pursuant to the guarantee provided by SUEZ-Tractebel SA (STSA). SEMNA requested a review of this decision on the grounds that this amount is not owed directly by SEMNA, but by STSA, assuming that SEMNA did not pay the full amount owed to AEP. The court acceded to SEMNA’s request for a review of this decision.

Within the scope of the above-mentioned appeal proceeding before the United States Court of Appeal, all pleadings and exhibits were exchanged and the case was argued orally on December 14, 2006. The court is currently considering this issue. No deadline has been set for the appeal judges to hand down their decision. SEMNA recorded a provision in relation to these proceedings, without this entailing any binding recognition with respect to its accountability for this sum.

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Snohvit dispute

On July 16, 2002, Tractebel Gas Engineering Belgium S.A. (TGE) as leader of the TGE - Fabricom-GTI S.A. - Entrepose Contracting S.A. consortium (the “Contractor”) entered into a contract with Statoil ASA (the “Company”) regarding the construction of storage and loading facilities at Hammerfest (Norway) within the framework of the Snohvit LNG project.

The performance of this contract was affected by excessive requests for modifications and other readjustments on behalf of the Company. As the Company refused to compensate the Contractor for the fact that the budget and the deadline for completion were exceeded, TGE as leader of the consortium, sued the Company before the Stavanger City Court (Norway) for a principal amount of €243 million.

The Contractor’s position is that the Company deviated so far from the initial provisions of the contract that the contract is no longer valid and that the Contractor can thus request full payment of the project on a cost reimbursement basis. The Contractor also argued that the significant number of modifications and the cumulative effect thereof largely exceeded expectations the parties’ could have had upon signature of the contract and that the Company had overstepped its right to request modifications pursuant to the contract.

The Company dismissed the above arguments and claimed entitlement to liquidated damages from the Contractor in the event of any delay, such damages being capped at 10% of the contract’s value i.e. €28 million due by Contractor.

Within the scope of these proceedings the parties initially tried to reach an out-of-court settlement through a mediation process arranged under the auspices of the Court. This was unsuccessful and Court proceedings were instituted again. After an exchange of pleadings, the main Court hearing commenced on September 18, 2006. Norwegian proceedings are essentially oral and based on witness testimonies. The proceedings were expected to last three months but are still ongoing due to the complexity of the case. At this stage the Contractor has argued on the very basis of its claim, namely the modifications and readjustments brought about by the Company throughout the performance of the contract. A court decision is expected in early 2008.

Appropriate provisions have been recorded for this case.

Dispute with Togo Electricité

In December 2000, Togo Electricité signed a concession contract (the “Contract”) with the Togolese government for the management of Togo’s public power distribution service.

Togo Electricité terminated the Contract on the basis of the terms thereof providing for such termination in the event of a breach of the financial and economic equilibrium between the parties that could not be settled out of court. The Contract was terminated on February 22, 2006.

The Togolese government did not recognize the validity of the termination declared by Togo Electricité. On February 22, 2006, it adopted two decrees by which it also terminated the Contract on the basis of breaches by Togo Electricité of its obligations with respect to the Contract. On February 22, 2006, it took possession of the entire assets of Togo Electricité, without any indemnity.

In March 2006, the Togolese government instituted several proceedings in Togo to justify taking possession of the assets of Togo Electricité.

These included proceedings on the merits of the case instituted first against Togo Electricité and then extended to SES, with a view to sentencing these two companies to pay compensation of between FCFA27 and FCFA33 billion (between €41 and €50 million) to the Togolese government for breach of Agreement. In March 2006, Togo Electricité instituted arbitration proceedings before the International Center for Settlement of Investment Disputes (ICSID) citing the existence of an arbitration clause in the Contract. Preliminary claims are currently being submitted in the proceedings, which SES is proposing to join.

In light of the few legal arguments put forward by the Togolese government in support of its claim, at this stage provisions have only been booked for court costs and legal fees.

Queen Mary dispute

Following the collapse of a footbridge leading onto the Queen Mary II ocean liner in St Nazaire on November 15, 2003, as a result of which 15 people died and 30 or so people were injured, a third party claim was brought against Endel, a subsidiary of SES, with respect to the assembly of hired footbridges leading from the dock to the liner.

On November 26, 2003, the President of the Commercial Court of Saint Nazaire issued an interim order appointing an external expert. The expert delivered his report on April 5, 2006. Endel filed a submission with the investigating judge on June 21, 2006, in which it commented on the reports filed by the expert appointed in the civil court proceedings and the experts appointed in the criminal court proceedings.

An agreement to compensate the victims was signed with regard to the civil court proceedings on February 24, 2004. Endel was not a party to such agreement. To date, no individual civil proceedings have been brought against Endel.

Endel and four of its employees were amongst a group of people criminally indicted on July 28, 2005. The investigation is pending.

Legal Proceedings in Hungary

Electrabel and Dunamenti have taken preliminary steps towards international arbitration proceedings against the Hungarian State for breach of obligations pursuant to the Hungarian-Belgian Investment Protection Treaty and the Energy Charter Treaty in relation to Dunamenti.

The international arbitration proceedings are currently in a compulsory conciliation phase, Electrabel and Dunamenti having sent a formal notice to the Hungarian State on September 4, 2006, pursuant to the Hungarian-Belgian Investment Protection Treaty and the Energy Charter Treaty. This formal notice triggered a mandatory discussion period of at least six months for the Hungarian-Belgian Investment Protection Treaty and of at least three months for the Energy

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Charter Treaty. At the same time Dunamenti initiated out-of-court proceedings pursuant to the power purchase agreement with MVM.

The period of out-of-Court proceedings engaged with MVM to settle the dispute regarding the power purchase agreement ended on November 20, 2006, without any agreement being reached. On November 16, 2006, the Hungarian Ministry of Transport and Economy sent a reply to the above-mentioned formal notice of September 4, 2006, requesting to meet with high-level Electrabel representatives. After an initial meeting in January 2007 between Electrabel and the Hungarian Government, represented by the Secretary of State of Energy, another meeting is expected to take place in early March 2007.

Ghislenghien dispute

On July 30, 2004, carelessness by a third party resulted in a leak in one of Fluxys’ gas transit pipes in Ghislenghien in Belgium. Twenty-four people died as a result of this accident, and over one hundred and thirty people were injured.

In September 2005, Fluxys was indicted, in its capacity as a legal entity, by the Investigating Judge of Tournai for involuntary homicide and injuries due to failure to take protective or precautionary measures. On February 1, 2007, a management-level employee of Fluxys’ Dispatching division was personally indicted on the same charges as Fluxys. On

February 20, 2007, Electrabel was indicted in its capacity as a legal entity on the same charges as Fluxys.

To date, twenty-two legal entities and individuals have been indicted.

The investigation is continuing. Various parties have requested additional matters to be included within the scope of the investigation and a court-ordered expert appraisal is also in progress.

Victims of the disaster have also instituted legal proceedings before the regional and commercial courts of Brussels against Fluxys and/ or its insurers. Thirteen civil cases are currently pending.

Claim by the Belgian tax authorities

The Special Inspection department of the Belgian tax authorities is claiming €188 million from SUEZ-Tractebel SA (formerly Tractebel), concerning past investments in Kazakhstan. SUEZ-Tractebel has filed an appeal with the administrative courts against those claims. SUEZ-Tractebel continues to contest this claim which, based on the advice of legal counsel, it considers unfounded.

SUEZ is not aware of any other dispute or arbitration which is likely to have, or has recently had, a material impact on the financial position, results of operations, business or assets of the Company or the Group.

Note 38
Subsequent events

38.1 Buyback of GIE SUEZ Alliance bonds

        maturingin 2009 and 2010

SUEZ launched a public tender offer to bondholders starting February 15, 2007 and ending February 22, 2007 through its dedicated financing vehicle GIE SUEZ Alliance. The offer was designed to improve the Group’s debt maturity profile and reduce gross debt.

GIE SUEZ Alliance bought back a portion of its bonds maturing in February 2009 and June 2010 for a total amount of €1.235 billion.

38.2 Electrabel squeeze-out

Suez announced on March 8, 2007, its intent to launch a squeeze-out bid on the remaining 1.38% of Electrabel’s share capital not already owned by the Group. The investment amounts to about €450 million.

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Note 39
List of the main consolidated companies at December 31, 2006

			% interest		% control	Consolidation method
Company name	Corporate headquarters	Dec. 2006	Dec. 2005	Dec. 2006	Dec. 2005	Dec. 2006	Dec. 2005

SUEZ ENERGY EUROPE (SEE)
ELECTRABEL	Boulevard du Regent, 8 - 1000 Brussels - Belgium	98.6	98.6	98.6	98.6	FC	FC
ELIA/ELIA SYSTEM OPERATOR - ESO	Boulevard de l’Empereur 20 - 1000 Brussels - Belgium	27.1	27.1	27.5	27.5	EM	EM
ELECTRABEL France	Le César - 20 Place Louis Pradel - 69001 Lyon - France	98.6	98.6	100.0	100.0	FC	FC
ELECTRABEL CUSTOMER SOLUTIONS	Boulevard du Regent, 8 - 1000 Brussels - Belgium	60.0	60.0	95.8	95.8	FC	FC
ENERGY EUROPE INVEST	Place du Trône 1 - 1000 Brussels - Belgium	98.6	100.0	100.0	100.0	FC	FC
ELECTRABEL NETTEN VLAANDEREN	Guldensporenpark 52-56 - 9820 Merelbeke - Belgium		98.6		100.0	NC	FC
DUNAMENTI	Erömü ut 2 - 2442 Szazhalombatta - Hungary	73.8	73.8	74.8	74.8	FC	FC
ELECTRABEL NEDERLAND NV	Dr. Stolteweg 92 - 8025 AZ Zwolle - Netherlands	98.6	98.6	100.0	100.0	FC	FC
ELECTRABEL DEUTSCHLAND AG	FriedrichstaBe 200 - 10117 Berlin - Germany	98.6	98.6	100.0	100.0	FC	FC
ENERGY SAARLORLUX Gmbh	Richard Wagner Strasse 14 - 16 - 66111 Saarbrücken - Germany	50.3	50.3	51.0	51.0	FC	FC
ELECTRABEL NEDERLAND SALES BV	Dr. Stolteweg 92 - 8025 AZ Zwolle - Netherlands	98.6	98.6	100.0	100.0	FC	FC
POLANIEC	Zawada 26 - 28-230 Polaniec - Poland	98.6	98.6	100.0	100.0	FC	FC
ROSIGNANO ENERGIA SPA	Via Piave N° 6 - Rosignano Maritimo - Italy	98.1	98.1	99.5	99.5	FC	FC
ACEA Electrabel group(a)(b)	Piazzale Ostiense, 2 - 00100 Rome - Italy	40.0	40.0	40.6	40.6	PC	PC
CASTELNOU	Calle General Castanõs 4 - 3a planta - 28004 Madrid - Spain	98.6	98.6	100.0	100.0	FC	FC
TIRRENO POWER SPA	47, Via Barberini - 00187 Rome - Italy	34.5	34.5	35.0	35.0	PC	PC
COMPAGNIE NATIONALE DU RHONE (CNR) (c)	2, rue André Bonin - 69004 Lyon - France	49.3	49.3	47.9	47.9	FC	EM
SYNATOM	Avenue Ariane 7 - 1200 Brussels - Belgium	98.6	98.6	100.0	100.0	FC	FC
SHEM(d)	28, Boulevard Raspail - 75007 Paris - France	98.2	78.9	99.6	80.0	FC	FC
DISTRIGAZ	Rue de l’Industrie, 10 - 1000 Brussels - Belgium	57.2	57.2	57.2	57.2	FC	FC
DISTRIGAZ & Co	Rue de l’Industrie, 10 - 1000 Brussels - Belgium	57.2	57.2	100.0	100.0	FC	FC
FLUXYS	Avenue des Arts, 31 - 1040 Brussels - Belgium	57.2	57.2	57.2	57.2	FC	FC
FLUXYS LNG	Rue Guimard 4 - 1040 Brussels - Belgium	60.2	60.2	100.0	100.0	FC	FC

(a)    Ownership interest in the ACEA/Electrabel holding company.

(b)    ALP Energia Italia was included in the accounts of ACEA Electrabel group in 2006.

(c)    See Note 17.

(d)    In 2006, the option on 19.6% of SHEM’s capital was exercised before maturity.

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			% interest		% control	Consolidation method

Company name	Corporate headquarters	Dec. 2006	Dec. 2005	Dec. 2006	Dec. 2005	Dec. 2006	Dec. 2005

SUEZ ENERGY INTERNATIONAL (SEI)
TRACTEBEL ENERGIA (formerly GERASUL)	Rua Antonio Dib Mussi, 366 Centro – 88015-110 Florianopolis – Santa Catarina – Brazil	68.7	68.7	68.7	68.7	FC	FC
COMPANHIA ENERGETICA MERIDIONAL	Rua Antonio Dib Mussi, 366 Centro – Florianopolis – Santa Catarina – Brazil	68.7	68.7	100.0	100.0	FC	FC
ENERSUR	Av. República de Panamá 3490 – San Isidro – Lima 27 – Peru	61.7	61.7	61.7	61.7	FC	FC
GLOW (THAILAND)	195 Empire Tower – 38th Floor- park Wing – South Sathorn Road – Yannawa – Sathorn – Bangkok 10120 – Thailand	69.1	69.1	69.1	69.1	FC	FC
SUEZ LNG FINANCE SA	1st Floor – Chamber of Commerce Building Columbus Circle – Westmoorings Trinidad W.I. – Trinidad & Tobago	100.0	100.0	100.0	100.0	FC	FC
SUEZ ENERGY RESOURCES NORTH AMERICA	1990 Post Oak Boulevard – Suite 1900 Houston – TX 77056-4499 – USA	100.0	100.0	100.0	100.0	FC	FC
SUEZ ENERGY MARKETING NORTH AMERICA	1990 Post Oak Boulevard – Suite 1900 Houston – TX 77056- 4499 – USA	100.0	100.0	100.0	100.0	FC	FC
SUEZ ENERGY GENERATION NORTH AMERICA	1990 Post Oak Boulevard – Suite 1900 Houston – TX 77056- 4499 – USA	100.0	100.0	100.0	100.0	FC	FC
SUEZ LNG AMERICA	One Liberty Square – Boston – MA 02109 – USA	100.0	100.0	100.0	100.0	FC	FC
HANJIN CITY GAS	711 Sang-Gye-6-Dong 139-206 Seoul – Korea		75.0		75.0	NC	FC
COLBUN	Av. Apoquindo 4775, Piso 11, 12 & 13 – Las Condes – Santiago – Chile		19.0		32.5	NC	EM
BAYMINA	Ankara Dogal Gaz Santrali – Ankara Eskisehir Yolu 40.Km – Malioy Mevkii – 06900 Polatki/Ankara – Turkey	95.0	95.0	95.0	95.0	FC	FC
TBL ENERGIA DE MONTEREY	Carretera a Villa de Garcia km.9 – C.P. 66000 Garcia Nuevo Leon – Mexico	100.0	100.0	100.0	100.0	FC	FC

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			% interest		% control	Consolidation method

Company name	Corporate headquarters	Dec. 2006	Dec. 2005	Dec. 2006	Dec. 2005	Dec. 2006	Dec. 2005

SUEZ ENERGY SERVICES (SES)
ELYO	1, place des degrés 92059 Paris La Défense – France	100.0	100.0	100.0	100.0	FC	FC
AXIMA AG	12, Zürcherstrasse – 8401 Winterthur – Switzerland	100.0	100.0	100.0	100.0	FC	FC
CPCU	185, Rue de Bercy, 75012 Paris – France	64.4	64.4	64.4	64.4	FC	FC
FABRICOM SA	254 Rue de Gatti de Gamond – 1180 Brussels – Belgium	100.0	100.0	100.0	100.0	FC	FC
ENDEL	1, place des degrés 92059 Paris La Défense – France	100.0	100.0	100.0	100.0	FC	FC
FABRICOM GTI SA	Rue de Gatti de Gamond 254 – 1180 Brussels – Belgium	100.0	100.0	100.0	100.0	FC	FC
GTI GROUP	Hogeweg 35A – 5301 LJ Zaltbommel – Netherlands	100.0	100.0	100.0	100.0	FC	FC
INEO	2 allée Jacques Brel 92247 Malakoff Cedex – France	100.0	100.0	100.0	100.0	FC	FC

			% interest		% control	Consolidation method

Company name	Corporate headquarters	Dec. 2006	Dec. 2005	Dec. 2006	Dec. 2005	Dec. 2006	Dec. 2005

ENVIRONMENT
SUEZ ENVIRONMENT	1, rue d’Astorg 75008 Paris – France	100.0	100.0	100.0	100.0	FC	FC
LYONNAISE DES EAUX France	1, rue d’Astorg 75008 Paris – France	100.0	100.0	100.0	100.0	FC	FC
DEGREMONT	183, avenue du 18 juin 1940 92500 Rueil Malmaison – France	100.0	100.0	100.0	100.0	FC	FC
AGBAR	Torre Agbar, Avenida Diagonal, 211 – 08018 Barcelona – Spain	25.9	25.5	48.5	48.5	PC	PC
SITA HOLDINGS UK LTD	Grenfell road – Maidenhead – Berkshire SL6 1ES – United Kingdom	100.0	100.0	100.0	100.0	FC	FC
SITA DEUTSCHLAND GmbH	Industriestrasse 161 D-50999 – Köln – Germany	100.0	100.0	100.0	100.0	FC	FC
SITA NEDERLAND BV	Mr. E.N. van Kleffensstraat 6, Postbis 7009, NL – 6801 HA Arnhem – Netherlands	100.0	100.0	100.0	100.0	FC	FC
SITA France	123, rue des 3 Fontanot 92000 Nanterre – France	100.0	100.0	100.0	100.0	FC	FC
SITA SVERIGE AB.	Kungsgardsleden – 26271 Angelholm – Sweden	75.0	75.0	75.0	75.0	FC	FC
AGUAS ANDINAS(e)	Avenida Presidente Balmaceda 1398, Piso – 4 – Santiago – Chile		7.4		48.5	NC	PC
AGUAS ARGENTINAS	Reconquista 823 – 1003 Buenos Aires – Argentina		46.3		39.9	NC	FC
LYDEC	20, boulevard Rachidi – Casablanca – Morocco	51.0	51.0	51.0	51.0	FC	FC
UNITED WATER RESOURCES	200 Old Hook Road – Harrington Park New Jersey – USA	100.0	100.0	100.0	100.0	FC	FC

(e) Aguas Andinas is consolidated within the Agbar group from 2006.

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			% interest		% control	Consolidation method

Company name	Corporate headquarters	Dec. 2006	Dec. 2005	Dec. 2006	Dec. 2005	Dec. 2006	Dec. 2005

OTHER
SUEZ SA	16 Rue de la Ville L’Evêque – 75008 Paris – France	100.0	100.0	100.0	100.0	FC	FC
SUEZ-TRACTEBEL	Place du Trône 1 – 1000 – Brussels – Belgium	100.0	100.0	100.0	100.0	FC	FC
GIE - SUEZ ALLIANCE	16, rue de la Ville l’Evêque – 75383 Paris Cedex 08 – France	100.0	100.0	100.0	100.0	FC	FC
SUEZ FINANCE SA	16, rue de la Ville l’Evêque – 75383 Paris Cedex 08 – France	100.0	100.0	100.0	100.0	FC	FC
GENFINA	Place du Trône 1 – 1000 – Brussels – Belgium	100.0	100.0	100.0	100.0	FC	FC
SI FINANCES	68, Rue du Faubourg Saint- Honoré – 75008 Paris – France	100.0	100.0	100.0	100.0	FC	FC

FC: Full consolidation (subsidiary). PC: Proportionate consolidation (joint venture). EM: Equity Method (associates). NC: Not consolidated.

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20 .3 Verification of yearly financial historical data

Statutory auditors’ report on the consolidated financial statements

This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. This report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes explanatory paragraphs discussing the auditors’ assessments of certain significant accounting matters. These assessments were made for the purpose of issuing an opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements. The report also includes information relating to the specific verification of information in the group management report.

This report should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.

To the Shareholders,

In accorda nce with our appointement as statutory auditors by your Annual General Meetings, we have audited the accompanying consolidated financial statements of SUEZ for the year ended December 31, 2006.

These consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on those financial statements based on our audit.
I. - Opinion on the financial statements

We conducted our audit in accordance with the professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and results of the consolidated group in accordance with IFRS, as adopted in the European Union.

II. - Justification of our assessments

In accordance with the requirements of Article L. 823-9 of the French Commercial Code (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:

Accounting policies and methods

We have examined the accounting treatments adopted by the SUEZ Group, in particular, in respect of the recognition of concession contracts, the acquisition of minority interests, and the practical applications of the provisions of IAS 39 relating to the type of contracts considered to be part of «normal activity», areas that are not the subject of specific provisions under IFRS, as adopted in the European Union. We are satisfied that Note 1 to the consolidated financial statements provides appropriate disclosure in this regard.

Changes in accounting methods

Note 1 to the consolidated financial statements describes the changes in accounting methods implemented during fiscal year 2006 and which relate to the use of the option proposed by the revised IAS 19-Employee Benefits. This option consists in recognizing directly in equity all the actuarial gains and losses relating to post-employment benefit plans. In accordance with IAS 8, the comparative information for 2005 and 2004, as presented in the consolidated financial statements, was restated to take into account retrospectively the application of this option. Consequently, the comparative information differs from the consolidated financial statements published for fiscal year 2005.

As part of our assessment of the accounting policies adopted by your Company, we have examined the proper restatement of the financial statements for fiscal years 2004 and 2005 as well as the disclosure provided in this regard in Note 24.2 to the consolidated financial statement.

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Accounting estimates

As disclosed in Note 1 to the consolidated financial statements, the SUEZ Group is required to make estimates and assumptions in order to prepare its financial statements. This note also specifies that these estimates and assumptions are not necessarily indicative of the future results of the operations in question. These significant accounting estimates relate to goodwill, property, plant and equipment and intangible assets, provisions, financial derivative instruments and revenues generated but not metered (as in «meters not read»).

•   With respect to the aforementioned assets, we have examined the methods adopted to perform impairment tests, as well as the data and assumptions used. We have reviewed the calculations made by the Group and verified that Notes 1 and 8 to the consolidated financial statements provide appropriate information.

•   As regards provisions, in particular, provisions for nuclear waste reprocessing and storage, decommissioning of nuclear power plants, litigation, and retirement and other employee benefits, we have assessed the bases on which these provisions have been established and verified that Notes 23, 24, and 37 to the consolidated financial statements provide appropriate information.

•   As regards the valuation of financial derivative instruments that are not listed on regulated financial markets, the Group uses internal computer models to represent market practices. Our work consisted in examining the system for monitoring these models, to assess the data and assumptions used, and to verify that Note 27 to the consolidated financial statements provides appropriate information.

•   In respect of sales of electricity and gas to those customers, whose energy consumption is metered during the accounting period, the Group prepared an estimate of the revenues based on historical data of consumption as well as the estimated selling price. Our work consisted in examining the method for reconciling the accounting estimates with the actual amounts invoiced as well as examining the data and assumptions used to calculate these estimates and verifying that Note 1 to the consolidated financial statements provides appropriate information.

These assessments were made as part of our audit approach for the consolidated financial statements taken as a whole and therefore contributed to the formation of our audit opinion expressed in the first part of this report.

III. - Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the Group management report. We have no matters to report regarding its fair presentation and consistency with the consolidated financial statements.

Neuilly-sur-Seine, April 3, 2007 The Statutory Auditors

DELOITTE & ASSOCIES	ERNST & YOUNG et Autres
Jean-Paul Picard	Christian Chochon

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20 .4 Dividend distribution policy

Confident of the Group’s medium-term prospects, SUEZ’s Board of Directors has decided to pursue and extend its active distribution policy, which is consistent with the increase in Group net income and offers a competitive return on investment, particularly when compared to other companies in the same sector.

Based on these prospects and the financial solidity of SUEZ, the Board of Directors decided to propose the distribution of a net dividend of €1.20 per share for fiscal year 2006, representing an increase of:

•    20% over the net dividend of €1 per share paid in respect of 2005; and

•    50% over the non-adjusted dividend of €0.80 per share paid in respect of 2004.

Given the number of shares concerned (a maximum of 1,277,844,403 shares, up 1.4% on last year), the maximum dividend payout will total €1.53 billion (21.7% more than last year).

For subsequent years, SUEZ’s policy is to increase the dividend payout to more than 50% of net recurring income[1].

20.4.1 Dividend per share
Dividends over the last five years (after adjustment following the cash capital increase with preferential subscription rights on October 12, 2005)

Fiscal year (in euros) (fully paid up shares)	Net dividend	Tax credit	Gross dividend

2001	0.70	0.35	1.05

2002	0.70	0.35	1.05

2003	0.70	0.35	1.05

2004	0.79	-	0.79

2005	1.00	-	1.00

After a period of five years, unclaimed dividends are automatically paid to the French Treasury.

1.   Recurring net income = net attributable income adjusted for (i) capital gains, (ii) the impact of the application of IAS 32/39 on income from operating activities, and (iii) any other material non-recurring items.

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20 .5 Legal procedings and arbitrations
Competition and industry concentration

Energy

A sector inquiry was launched into the energy markets during the summer of 2005. These inquiries do not concern particular operators, but rather seek to analyze the overall functioning of specific markets, like those for the supply of gas and electricity. On January 10, 2007, the European Commission made public the final results of this inquiry specifying what it considered to be the major weaknesses of the electricity and gas sectors in Europe. It is now up to the European Council and the member States to assess the Commission’s report and take any necessary initiatives with regard to their legislation. Since the Group is a major player in both these sectors, such measures would have an impact on its activities. However, it is impossible to assess such impact at the present time.

Alongside the sector inquiry, the Commission completed its review of systems with respect to long-term agreements signed during the privatization of electricity-producing companies in Hungary and Poland. It has invited the Hungarian and Polish governments to review these systems and where necessary indemnify the signatories. The Group is directly involved in its capacity as contracting party in Hungary (Dunamenti) and in Poland (Polaniec).

The Commission is also continuing to review gas supply contracts for industrial clients in Belgium with a view to determining whether the period of the contracts entered into by Distrigaz leads to them being of a market restrictive type in Belgium. Distrigas is cooperating fully with the Directorate-General for Competition on this issue.

Environment

In France, the Anti-Trust Council (Conseil de la Concurrence) ruled that the existence of equal stakes in water distribution companies held by Compagnie Générale des Eaux (Veolia) and Lyonnaise des Eaux France (Suez) created a collective dominant position between the two groups. Although the Anti-Trust Council did not impose sanctions, it requested the Minister of the Economy to order the two companies to modify or terminate the agreements that combine their resources within joint subsidiaries.

Further to a final appeal by Compagnie Générale des Eaux, France’s highest civil court, the Court of Cassation (Cour de Cassation) recently overturned a ruling by the Paris Court of Appeal that had upheld the decision of the Anti-Trust Council. The Court of Cassation’s decision was made on the procedural grounds that the Paris Court of Appeal did not have jurisdiction for measures relating to merger control. As this court decision did not actually overturn the decision made by the Anti-Trust Council, the Minister of the Economy may issue an order requiring that the two groups unwind their cross-shareholdings in their joint subsidiaries (Société des Eaux de Marseille, Société des Eaux du Nord, SEVESC, Stéphanoise des Eaux, Martiniquaise et Guyanaise des Eaux).

Disputes and arbitration

In the normal course of its business, the Group is involved in a certain amount of litigation and arbitration with third parties or with the tax administrations of certain countries. Provisions are recorded for this litigation and arbitration when (i) a legal, contractual, or constructive obligation exists at the balance sheet date with respect to a third party; (ii) it is probable that there will be an outflow of resources without economic benefits in order to settle the obligation; and (iii) a reliable estimate can be made of this obligation. Provisions recorded in respect of these claims, disputes and tax risks totaled €403 million at December 31, 2006.

Disputes with the Argentine government

In Argentina, tariffs under concession contracts have been frozen since the Public Emergency and Exchange Regime Reform Law (Emergency Act) was passed in January 2002. Consequently, in 2003, pursuant to the Franco-Argentine

Bilateral Investment Protection Treaties, SUEZ and certain other shareholders and concession holders (Aguas Argentinas in Buenos Aires, Aguas Provinciales de Santa Fe in Rosario and Aguas Cordobesas in Cordoba) launched arbitration proceedings in relation to this issue before the International Centre for Settlement of Investment Disputes (ICSID). These proceedings aim at obtaining indemnities to compensate for the loss of value of the investments made since the start of the concession due to the measures adopted by the Argentine goverment following the adoption of the abovementioned Emergency Act.

Negotiations with the concession-granting authorities were immediately initiated in each case.

With respect to Aguas Cordobesas, an agreement providing for a new tariff regime was reached with the Province of Cordoba on October 13, 2006 and approved by the Provincial Congress on November 11, 2006. At the same time, Suez and Agbar sold

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control of the company to Roggio S.A., a private Argentine utilities group, keeping only 10% (5% Suez, 5% Agbar) in Aguas Cordobesas. Pursuant to the terms of the agreement with the Province and the sale agreement with Roggio S.A., Aguas Cordobesas and its foreign shareholders (including Suez) withdrew from the ICSID arbitration proceeding on December 22, 2006.

With respect to Aguas Argentinas and Aguas Provinciales de Santa Fe, negotiations between the concession holder and the concession-granting authorities continued in 2005, but stopped in 2006 without having resulted in the implementation of tariff increases or the drafting of new guidelines to restore a sustainable financial and economic equilibrium for the two Argentine contracts. Given this context and the resulting decline in the companies’ financial and operational performance, Aguas Argentinas and Aguas Provinciales de Santa Fe were obliged to launch termination proceedings in respect of their concession contracts.

The voluntary liquidation of Aguas Provinciales de Santa Fe was announced at the company’s annual Shareholders’ Meeting on January 13, 2006. On Januaryr 31, 2006, an administrative decree was issued by the authorities terminating the current concession contract and duly acknowledging the transfer of services back to the grantor, with effect from February 8, 2006. On April 20, 2006, Aguas Povinciales de Santa Fe challenged the validity of this administrative decree.

The concession-granting authorities rejected Aguas Argentinas’ termination request. Negotiations with a view to selling European shareholders’ interests in Aguas Argentinas failed. On March 21, 2006, the Argentine government issued a decree terminating the Aguas Argentinas concession contract citing alleged infringement by the concession holder, and transferred all its assets to AYSA, a newly established, Argentine wholly-owned company. The decision of the Argentine authorities resulted in the suspension of the company’s payments. On April 28 Aguas Argentinas filed for Concurso Preventivo (a similar mechanism to bankruptcy in France, leading to the temporary suspension of legal actions against the company).

ICSID arbitration proceedings in relation to the protection of foreign shareholders’ interests in both of these contracts are ongoing. The ICSID tribunal rejected the Argentine government’s objections regarding the jurisdiction of the ICSID tribunal to rule on the two cases. The decision on jurisdiction in the Aguas Provinciales de Santa Fe case was delivered on May 16, 2006 and that regarding the Aguas Argentinas’ case on August 3, 2006. Hearings on the merits of the cases are scheduled to take place between May 28, 2007 and June 2, 2007 for the Aguas Provinciales de Santa Fe case, and between October 29, 2007 and November 6, 2007 for Aguas Argentina case.

A claim was filed with the Federal District Court of New York in late September 2006 by an entity entitled “Aguas Recovery Lenders’ Group”, in order to obtain the payment by Suez, Agbar and AYSA (the Argentine wholly-owned company that succeeded to Aguas Argentinas) of US$130 million owed by Aguas Argentinas to unsecured lenders,. The Federal District Court of New York is not expected to hand down its decision before the end of April 2007.

AEP dispute

In the United States, Suez Energy Marketing North American (SEMNA, formerly TEMI) is currently involved in a dispute with AEP (AEP Power Marketing Inc.) concerning a long-term Power Purchase and Sale Agreement within the scope of which SEMNA put in a bid for electricity to be produced by the owner (AEP) of a power station located in Plaquemine in Louisiana.

At the U.S. District Court for the Southern District of New York (First Circuit), SEMNA claimed damages in excess of US$17 million on the grounds that, due to failure by the parties to agree on one of the essential elements of the agreement (operational protocols), the agreement was not capable of enforcement. AEP made a counterclaim for damages in excess of US$643 million mainly on the grounds of the termination of the agreement by SEMNA and to a lesser extent for unpaid bills.

On August 8, 2005, the Court awarded damages in the amount of US$122 million to AEP (the portion of the claim relating to unpaid bills), to be increased by prejudgment interest. SEMNA firstly appealed the decision before the United States Court of Appeal (Second Circuit) and secondly filed an appeal before the court requesting reconsideration of the damages awarded to AEP. AEP filed a counter-appeal requesting total damages of more than US$500 million. On January 20, 2006, the court rejected SEMNA’s appeal and partially rejected AEP’s claim. In the amendment to the Opinion and Order, SEMNA was required to pay a further US$50 million to AEP pursuant to the guarantee provided by SUEZ-Tractebel SA (STSA). SEMNA requested a review of this decision on the grounds that this amount is not owed directly by SEMNA, but by STSA, assuming that SEMNA did not pay the full amount owed to AEP. The court acceded to SEMNA’s request for a review of this decision.

Within the scope of the above-mentioned appeal proceeding before the United States Court of Appeal, all pleadings and exhibits were exchanged and the case was argued orally on December 14, 2006. The court is currently considering this issue. No deadline has been set for the appeal judges to hand down their decision. SEMNA recorded a provision in relation to these proceedings, without this entailing any binding recognition with respect to its accountability for this sum.

Snohvit dispute

On July 16, 2002, Tractebel Gas Engineering Belgium S.A. (TGE) as leader of the TGE - Fabricom-GTI S.A. - Entrepose Contracting S.A. consortium (the “Contractor”) entered into a contract with Statoil ASA (the “Company”) regarding the construction of storage and loading facilities at Hammerfest (Norway) within the framework of the Snohvit LNG project.

The performance of this contract was affected by excessive requests for modifications and other readjustments on behalf of the Company. As the Company refused to compensate the Contractor for the fact that the budget and the deadline for completion were exceeded, TGE as leader of the consortium,

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sued the Company before the Stavanger City Court (Norway) for a principal amount of €243 million.

The Contractor’s position is that the Company deviated so far from the initial provisions of the contract that the contract is no longer valid and that the Contractor can thus request full payment of the project on a cost reimbursement basis. The Contractor also argued that the significant number of modifications and the cumulative effect thereof largely exceeded expectations the parties’ could have had upon signature of the contract and that the Company had overstepped its right to request modifications pursuant to the contract.

The Company dismissed the above arguments and claimed entitlement to liquidated damages from the Contractor in the event of any delay, such damages being capped at 10% of the contract’s value i.e. €28 million due by Contractor.

Within the scope of these proceedings the parties initially tried to reach an out-of-court settlement through a mediation process arranged under the auspices of the Court. This was unsuccessful and Court proceedings were instituted again. After an exchange of pleadings, the main Court hearing commenced on September 18, 2006. Norwegian proceedings are essentially oral and based on witness testimonies. The proceedings were expected to last three months but are still ongoing due to the complexity of the case. At this stage the Contractor has argued on the very basis of its claim, namely the modifications and readjustments brought about by the Company throughout the performance of the contract. A court decision is expected in early 2008.

Appropriate provisions have been recorded for this case.

Dispute with Togo Electricité

In December 2000, Togo Electricité signed a concession contract (the “Contract”) with the Togolese government for the management of Togo’s public power distribution service.

Togo Electricité terminated the Contract on the basis of the terms thereof providing for such termination in the event of a breach of the financial and economic equilibrium between the parties that could not be settled out of court. The Contract was terminated on February 22, 2006.

The Togolese government did not recognize the validity of the termination declared by Togo Electricité. On February 22, 2006, it adopted two decrees by which it also terminated the Contract on the basis of breaches by Togo Electricité of its obligations with respect to the Contract. On February 22, 2006, it took possession of the entire assets of Togo Electricité, without any indemnity.

In March 2006, the Togolese government instituted several proceedings in Togo to justify taking possession of the assets of Togo Electricité.

These included proceedings on the merits of the case instituted first against Togo Electricité and then extended to S.E.S., with a view to sentencing these two companies to pay compensation of between FCFA 27 and FCFA33 billion

(between €41 and €50 million) to the Togolese government for breach of Agreement. In March 2006, Togo Electricité instituted arbitration proceedings before the International Center for Settlement of Investment Disputes (ICSID) citing the existence of an arbitration clause in the Contract. Preliminary claims are currently being submitted in the proceedings, which S.E.S. is proposing to join.

In light of the few legal arguments put forward by the Togolese government in support of its claim, at this stage provisions have only been booked for court costs and legal fees.

Queen Mary dispute

Following the collapse of a footbridge leading onto the Queen Mary II ocean liner in St Nazaire on November 15, 2003, as a result of which 15 people died and 30 or so people were injured, a third party claim was brought against Endel, a subsidiary of SES, with respect to the assembly of hired footbridges leading from the dock to the liner.

On November 26, 2003, the President of the Commercial Court of Saint Nazaire issued an interim order appointing an external expert. The expert delivered his report on April 5, 2006. Endel filed a submission with the investigating judge on June 21, 2006, in which it commented on the reports filed by the expert appointed in the civil court proceedings and the experts appointed in the criminal court proceedings.

An agreement to compensate the victims was signed with regard to the civil court proceedings on February 24, 2004. Endel was not a party to such agreement. To date, no individual civil proceedings have been brought against Endel.

Endel and four of its employees were amongst a group of people criminally indicted on July 28, 2005. The investigation is pending.

Legal Proceedings in Hungary

Electrabel and Dunamenti have taken preliminary steps towards international arbitration proceedings against the Hungarian State for breach of obligations pursuant to the Hungarian-Belgian Investment Protection Treaty and the Energy Charter Treaty in relation to Dunamenti.

The international arbitration proceedings are currently in a compulsory conciliation phase, Electrabel and Dunamenti having sent a formal notice to the Hungarian State on September 4, 2006, pursuant to the Hungarian-Belgian Investment Protection Treaty and the Energy Charter Treaty. This formal notice triggered a mandatory discussion period of at least six months for the Hungarian-Belgian Investment Protection Treaty and of at least three months for the Energy Charter Treaty. At the same time Dunamenti initiated out-of-court proceedings pursuant to the power purchase agreement with MVM.

The period of out-of-Court proceedings engaged with MVM to settle the dispute regarding the power purchase agreement

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ended on November 20, 2006, without any agreement being reached. On November 16, 2006, the Hungarian Ministry of Transport and Economy sent a reply to the above-mentioned formal notice of September 4, 2006, requesting to meet with high-level Electrabel representatives. After an initial meeting in January 2007 between Electrabel and the Hungarian Government, represented by the Secretary of State of Energy, another meeting is expected to take place in early March 2007.

Ghislenghien dispute

On July 30, 2004, carelessness by a third party resulted in a leak in one of Fluxys’ gas transit pipes in Ghislenghien in Belgium. Twenty-four people died as a result of this accident, and over one hundred and thirty people were injured.

In September 2005, Fluxys was indicted, in its capacity as a legal entity, by the Investigating Judge of Tournai for involuntary homicide and injuries due to failure to take protective or precautionary measures. On February 1, 2007, a management-level employee of Fluxys’ Dispatching division was personally indicted on the same charges as Fluxys. On February 20, 2007, Electrabel was indicted in its capacity as a legal entity on the same charges as Fluxys.

To date, twenty-two legal entities and individuals have been indicted.

The investigation is continuing. Various parties have requested additional matters to be included within the scope of the investigation and a court-ordered expert appraisal is also in progress.

Victims of the disaster have also instituted legal proceedings before the regional and commercial courts of Brussels against Fluxys and/ or its insurers. Thirteen civil cases are currently pending.

Claim by the Belgian tax authorities

The Special Inspection department of the Belgian tax authorities is claiming €188 million from SUEZ-Tractebel SA (formerly Tractebel), concerning past investments in Kazakhstan. SUEZ-Tractebel has filed an appeal with the administrative courts against those claims. SUEZ-Tractebel continues to contest this claim which, based on the advice of legal counsel, it considers unfounded.

SUEZ is not aware of any other dispute or arbitration which is likely to have, or has recently had, a material impact on the financial position, results of operations, business or assets of the Company or the Group.

20 .6 Significant change in the financial or commercial situation

See section 20 - Note 38 “Subsequent Events”.

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Issued capital		307
Potential capital		309
Pledges, guarantees and collateral		309

21.1	Amount of subscribed capital	p. 310
21.1.1	Authorized unissued capital	311
21.1.2	Shares not representing an interest in the share capital	313
21.1.3	Treasury stock held by the Issuer	317
21.1.4	Amount of securities convertible, exchangeable or accompanied by equity warrants, with an indication of the terms and conditions for conversion, exchange or subscription	318
21.1.5	Information on the conditions governing any right of purchase and/or any obligation related to the subscribed, unpaid capital, or any action aimed at increasing the share capital	318
21.1.6	Information on the share capital of any member of the Group that is under option or subject to a conditional or unconditional agreement providing that it be placed under option	318
21.1.7	Changes in share capital (over a 5-year period)	319

21.2	Incorporation documents and bylaws	p. 322
21.2.1	The Issuer’s corporate purpose (article 3)	322
21.2.2	Management and supervision	322
21.2.3	Rights, privileges and restrictions attached to each class of shares	323
21.2.4	Actions required to change shareholders’ rights	324
21.2.5	Conditions governing the means for calling Annual Shareholders’ Meetings and Extraordinary Shareholders’ Meetings, including the conditions for admission to such meetings	324
21.2.6	Provision in the incorporation documents, bylaws, a corporate charter or a regulation of the Issuer that may have the effect of delaying, postponing or preventing a change in control	325
21.2.7	Provision in the incorporation documents, bylaws, a corporate charger or a regulation setting the threshold above which any shareholding must be disclosed	325
21.2.8	Changes in share capital	325

Issued capital

As of December 31, 2006, the share capital of the Company was €2,554,888,806, divided into 1,277,444,403 fully paid-up shares with a par value of €2 each.

SUEZ shares are listed on Euronext Paris, Euronext Brussels, and on the stock exchanges in Luxembourg and Zurich.

Since September 18, 2001, SUEZ shares are also listed on the New York Stock Exchange in the form of American Depositary Shares (ADS). Each ADS represents one SUEZ share.

SUEZ stock appears in all the major international stock indexes: CAC 40, BEL 20, Dow-Jones STOXX 50, Dow-Jones EURO STOXX 50, Euronext 100, FTSE Eurotop 100, FTSE Eurotop MSCI Europe and ASPI Eurozone.

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Share price highs and lows and trading volumes in SUEZ shares in Paris

	High (€)	Low (€)	Trading volume(a)	Capital(a) (in thousand of euros)

2005

July	22.89	21.50	4,636,325	104,149

August	25.12	21.95	7,667,470	182,689

September	24.44	22.85	9,642,316	225,716

October	24.41	21.62	6,424,130	148,036

November	24.47	21.66	6,544,921	153,783

December	27.05	24.09	5,619,283	142,682

2006

January	30.44	26.49	5,889,845	166,494

February	33.89	29.60	9,081,493	277,948

March	35.84	31.20	9,878,487	331,799

April	32.76	30.72	6,262,940	198,460

May	32.93	28.54	9,314,349	285,475

June	32.50	29.20	7,305,707	221,458

July	32.75	30.14	4,507,560	142,565

August	33.69	31.65	3,350,881	109,661

September	35.04	33.20	4,645,175	159,014

October	35.50	34.08	4,790,641	167,074

November	36.95	34.95	5,025,844	181,463

December	39.23	35.90	5,732,859	216,335

2007

January	40.34	37.16	6,611,078	255,003

February	40.34	28.54	6,242,433	211,725

(a) Daily average. (source: Fininfo SA for 2005 and thereafter Bloomberg)

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ADDITIONAL INFORMATION

ADS price highs and lows and trading volumes on the New York Stock Exchange

	High (USD)	Low (USD)	Trading volume(a)	Capital(a) (in millions of USD)

2005

July	27.80	27.80	25,705	–

August	30.87	26.96	33,683	–

September	30.72	28.40	52,343	–

October	29.36	26.48	42,124	–

November	28.99	26.25	37,057	–

December	32.05	28.60	41,752	–

2006

January	37.17	32.95	39,125	1.4

February	39.99	35.24	80,389	2.9

March	42.75	37.55	121,074	4.9

April	40.43	37.60	50,947	2.0

May	40.89	37.14	49,986	1.9

June	41.75	36.70	69,277	2.7

July	41.85	38.15	96,990	3.9

August	43.40	40.84	46,248	1.9

September	44.65	42.12	51,245	2.2

October	44.91	43.04	109,523	4.8

November	47.99	44.71	59,595	2.8

December	51.96	48.09	70,725	3.5

2007

January	52.37	48.22	94,685	4.7

February	51.44	48.33	46,856	2.4
(a) Daily average. (source: Fininfo SA for 2005 and thereafter Bloomberg)

Potential capital

The Company’s potential capital as of December 31, 2006 is 48,172,707 shares (+3.77%) that may result from the exercise of stock subscription options.	The tables relating to the various stock option plans are set out in Note 33 of Section 20.

Pledges, guarantees and collateral
The percentage of shares pledged is not material.

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ADDITIONAL INFORMATION Amount of subscribed capital

Pledges of assets • Pledges relating to property, plant and equipments: see Note 16.3 of Section 20. Other pledges	• Pledges relating to equity instruments: see Note 19.6 of Section 20. • Pledges relating to other assets: see Note 19.7.

In millions of euros	Total value	2007	2008	2009	2010	2011	from 2012 to 2016	> 2016	Account total	corresponding %	Control

Intangible assets	6.7						6.7		3,488.1	0.2	0.0

Property, plant & equipment	2,001.0	360.6	48.7	25.2	24.3	46.1	347.8	1,148.3	21,002.8	9.5	0.0

Equity instruments	640.7		4.4					636.3	4,076.2	15.7	0.0

Bank accounts	54.2	49.7		0.7				3.8	7,946.3	0.7	0.0

Other assets	139.9	136.5						3.4	15,009.8	0.9	0.0

TOTAL	2,842.5	546.8	53.1	25.9	24.3	46.1	354.5	1,791.8	51,523.2	5.5	0.0

Note: the total amount of the pledge relating to equity instruments may relate to consolidated equity instruments with zero value in the consolidated balance sheet (elimination of these equity instruments upon consolidation).

21 .1 Amount of subscribed capital

The main transactions affecting the share capital in 2006 were as follows:

•    issuance of 6,388,344 shares, with dividend rights as of January 1, 2006, following the exercise of stock subscription options;

•    issuance, on February 21, 2006, of 299,804 new shares, with dividend rights as of January 1, 2005, in exchange for the tendering of shares, following satisfaction of the condition precedent of the last legal entity (Intercommunale belge) taking part in the combined public purchase and exchange offer for Electrabel shares not yet owned by SUEZ and its subsidiaries.

In all, 6,688,148 SUEZ shares were issued during the 2006 fiscal year.

310	2006 REFERENCE DOCUMENT

ADDITIONAL INFORMATION Amount of subscribed capital

21.1.1 Authorized unissued capital

Reso.	Purpose of the resolution	Period	Maximum amount	Amount utilized	Remaining balance

Authorizations granted by the Shareholders’ Meeting of May 5, 2006
6th	Authorization to trade in the Company’s shares	18 months (as from May 5, 2006)	Maximum purchase price: €40 Maximum shareholding: 10% of the capital Aggregate amount of purchases: ≤ €5 billion	SUEZ held 0.32% of its capital as of December 31, 2006	9.68% of the capital
7th	Increase in the share capital through the issue, with retention of preferential subscription rights, of shares and/or securities convertible, redeemable or otherwise exercisable for shares of the Company or its subsidiaries, or by the capitalization of additional paid-in capital, reserves, earnings or other amounts	26 months (as from May 5, 2006)

€500 million for the shares* (corresponding to an increase in the share capital of 19.7%) or the total amount of the sums that may be capitalized in the event of capitalization of additional paid-in capital, reserves, earnings or other amounts

+€5 billion for debt securities*

				None	Full amount of the authorization
8th	Increase in the share capital through the issue, with cancellation of preferential subscription rights, of shares and/or securities convertible, redeemable or otherwise exercisable for shares in the Company or its subsidiaries, or of shares in the Company to which entitlement is granted through securities to be issued by the subsidiaries, including in exchange for shares tendered within the context of a public exchange offer or, subject to a maximum limit of 10% of the Company’s share capital, in consideration for contributions in kind to the Company consisting of shares or securities	26 months (as from May 5, 2006)	€500 million for shares* (corresponding to an increase in the share capital of 19.7%) +€5 billion for debt securities*	None	Full amount of the authorization
9th	In the event of an increase in capital, with cancellation of preferential subscription rights, the possibility to set the issue price, subject to a maximum limit of 10% of the capital, in accordance with specific terms and conditions (10% reduction)	26 months (as from May 5, 2006)	€254 million for shares* (corresponding to an increase in the share capital of 10% per 12-month period)	None	Full amount of the authorization
10th	Issue of free equity warrants in the event of an unsolicited bid for the Company	18 months (as from May 5, 2006)	€2.7 billion (corresponding to doubling the fully diluted share capital)	None	Full amount of the authorization

2006 REFERENCE DOCUMENT	311

ADDITIONAL INFORMATION Amount of subscribed capital

Reso.	Purpose of the resolution	Period	Maximum amount	Amount utilized	Remaining balance
11th	Issue of complex debt securities	26 months (as from May 5, 2006)	€5 billion*	None	Full amount of the authorization
12th	Issue of shares reserved for employees belonging to a SUEZ Group corporate savings plan	26 months (as from May 5, 2006)	3% of the share capital	None	Full amount of the authorization
13th	Increase in the share capital, with cancellation of preferential subscription rights, in favor of Spring Multiple 2006 SCA and/or any other company	18 months (as from May 5, 2006)	€30 million, i.e. 15 million shares (approximately 1.2% of the share capital)	None	Full amount of the authorization
14th	Authorization to reduce the share capital by canceling shares	18 months (as from May 5, 2006)	10% of the share capital per 24-month period	None	Full amount of the authorization

Authorizations granted by the Shareholders’ Meeting of May 13, 2005
16th	Free grant of shares to employees	26 months (as from May 13, 2005)	≤ 1% of the share capital. To be deducted from the 3% under the 18th resolution approved by the Shareholders’ meeting of April 27, 2004	Grant in 2005 of 660,780 existing shares, i.e. 0.05% of the share capital at December 9, 2005 Grant in 2006 of 947,154 existing shares, i.e. 0.07% of the capital at October 18, 2006	0.88% of the capital

Authorizations granted by the Shareholders’ Meeting of April 27, 2004
18th	Stock subscription and purchase options for Group senior management and employees	38 months (as from April 27, 2004)	3% of the share capital

Award of 8,705,190 stock subscription options on November 17, 2004, i.e. 0.85% of the share capital as of such date

Award of 6,531,100 stock subscription options on December 9, 2005, i.e. 0.52% of the share capital as of such date

Award of 5,737,960 stock subscription options on January 17, 2007, i.e. 0.45% of the capital as of such date

1.18% of the share capital 1.06% of the share capital in fact, after taking into account the free shares that are to be deducted from this total

* These amounts may not be cumulated (with the exception of additional paid-in capital that may be capitalized). This is a common ceiling, set for the 7th, 8th, 9th and 11th resolutions of the Shareholders’ Meeting of May 5, 2006.

312	2006 REFERENCE DOCUMENT

ADDITIONAL INFORMATION Amount of subscribed capital

21.1.2 Shares not representing an interest in the share capital
None.

Securities not representing an interest in the share capital

October and December 1999 SUEZ 5.875% bond issue

On October 13, 1999, SUEZ privately placed bonds with an initial tranche of €1,250 million, followed in December 1999 by an additional tranche of €150 million, under the following terms and conditions:

First tranche
Issue amount:	€1,250 million made up of 1,250,000 bonds of €1,000 nominal value each

Issue price:	101.045% of the nominal value

Issue and settlement date:	October 13, 1999
Interest:	5.875% per annum payable on October 13 of each year and for the first time on October 13, 2000

Redemption:	At par, in full, on October 13, 2009
Early redemption:	In the event of a change in the tax treatment applicable to bonds

Term:	10 years
Repurchase:	Bonds may be repurchased on or off the stock market. All bonds repurchased will be cancelled.

Stock exchange listing:	Euronext Paris

ISIN code:	FR 0000495848

Second tranche
Issue amount:	€1,500 million made up of 150,000 bonds of €1,000 nominal value each

Issue price:	100.813% of the nominal value

Issue and settlement date:	October 13, 1999
Interest:	5.875% per annum payable on October 13 of each year and for the first time on October 13, 2000

Redemption:	At par, in full, on October 13, 2009
Early redemption:	In the event of a change in the tax treatment applicable to bonds

Term:	10 years
Repurchase:	Bonds may be repurchased on or off the stock market. All bonds repurchased will be cancelled.
Stock exchange listing:	Euronext Paris
ISIN code:	FR 0000495848
Repurchases and cancellations made by SUEZ with regard to both tranches:	15,000 bonds in 2003 and 164,352 bonds in 2004
Number of bonds outstanding as of December 31, 2006:	1,220,648

2006 REFERENCE DOCUMENT	313

ADDITIONAL INFORMATION Amount of subscribed capital

2000/2007 SUEZ 6.25% bond issue At the beginning of November 2000, SUEZ launched a €500 million bond issue, made up of 50,000 bonds of €10,000 nominal value, under the following terms and conditions:

Issue price:	100% of the nominal value

Issue and settlement date:	November 2, 2000
Interest:	6.25% per annum payable on November 2 of each year and for the first time on November 2, 2001

Redemption:	At par, in full, on November 2, 2007
Early redemption:	In the event of a change in the tax treatment applicable to bonds

Term:	7 years
Repurchase:	Bonds may be repurchased on or off the stock market. All bonds repurchased will be cancelled.
Assimilation:	The issuer reserves the right to issue new bonds comparable to the existing bonds and with the same terms and conditions provided that these new bonds have the same characteristics.

Stock exchange listing:	Euronext Paris

ISIN code:	FR 0000483430

Repurchases and cancellations made by SUEZ:	2,605 bonds in 2004

Number of bonds outstanding as of December 31, 2006:	47,395

These issues are guaranteed by GIE SUEZ Alliance.

Bond issues via GIE SUEZ Alliance

GIE SUEZ Alliance, created in November 2001, is the Group’s preferred financing vehicle in the financial and bond markets. It comprised eight members as of December 31, 2006 (SUEZ, SUEZ Finance, SUEZ-Tractebel, SUEZ Energy Services, Ondeo, Lyonnaise des Eaux France, SUEZ Environment and SITA France).

GIE SUEZ Alliance made:

•   two bond issues in 2002, one of which (the 2002/2003 floating rate bond) matured on October 27, 2003;

•   one bond issue in 2003 amounting to €3 billion, divided into 3 tranches (of 7-year, 12-year and 20-year bonds).

The main characteristics of the outstanding bond issues are as follows:

314	2006 REFERENCE DOCUMENT

ADDITIONAL INFORMATION Amount of subscribed capital

2002/2009 GIE SUEZ Alliance 5.50% bond issue.

In February 2002, GIE SUEZ Alliance launched a €1,250 million bond issue made up of 1,250,000 bonds of €1,000 nominal value, under the following terms and conditions:

Issue price:	€1,000 million: 99.731% of the nominal value, payable in full on the settlement date

€250 million: 98.704% of the nominal value, payable in full on the settlement date

Issue and settlement date:	February 20, 2002

Interest:	5.50% per annum payable in arrears on February 20 each year and for the first time on February 20, 2003

Redemption:	At par, in full, on February 20, 2009

Early redemption:	In the event of a change in the tax treatment applicable to bonds

Term:	7 years

Repurchase:	Bonds may be repurchased on the stock market. All bonds repurchased will be cancelled.

Stock exchange listing:	Luxembourg Stock Exchange

ISIN code:	FR 0000488207

As of December 31, 2006, none of the bonds from this issue had been repurchased by GIE SUEZ Alliance.
As of February 28, 2007, after repurchase and cancellation by GIE SUEZ Alliance of 670,508 2002/2009 5.50% bonds, within the scope of a public repurchase offer, the number of bonds	that remained outstanding with regard to this issue amounts to 579,492.

2006 REFERENCE DOCUMENT	315

ADDITIONAL INFORMATION Amount of subscribed capital

2003/2023 GIE SUEZ Alliance 3-tranche bond issue

In June 2003, GIE SUEZ Alliance launched a €3 billion bond issue (in 3 tranches) made up of bonds of €1,000 nominal value each under the following terms and conditions:

First tranche (7 years) (2003-2010)

Issue price:	€1,250 million: 99.467% of the nominal value, payable in full on the settlement date

Issue and settlement date:	June 24, 2003
Interest:	4.25% per annum payable in arrears on June 24 of each year and for the first time on June 24, 2004

Redemption:	At par, in full, on June 24, 2010
Early redemption:	In the event of a change in the tax treatment applicable to bonds

Term:	7 years
Repurchase:	Bonds may be repurchased on or off the stock market. All bonds repurchased will be cancelled.

Stock exchange listing:	Luxembourg Stock Exchange

ISIN code:	FR 0000475733

Second tranche (12 years) (2003-2015)
Issue price:	€750 million: 99.583% of the nominal value for €500 million and 101.744% of the nominal value for €250 million, payable in full on the settlement date

Issue and settlement date:	June 24, 2003
Interest:	5.125% per annum payable in arrears on June 24 of each year and for the first time on June 24, 2004

Redemption:	At par, in full, on June 24, 2015

Early redemption:	In the event of a change in the tax treatment applicable to bonds

Term:	12 years
Repurchase:	Bonds may be repurchased on or off the stock market. All bonds repurchased will be cancelled.

Stock exchange listing:	Luxembourg Stock Exchange

ISIN code:	FR 0000475741

Third tranche (20 years) (2003-2023)
Issue price:	€1,000 million: 99.446% of the nominal value, payable in full on the settlement date

Issue and settlement date:	June 24, 2003
Interest:	5.75% per annum payable in arrears on June 24 of each year and for the first time on June 24, 2004

Redemption:	At par, in full, on June 24, 2023
Early redemption:	In the event of a change in the tax treatment applicable to bonds
Term:	20 years
Repurchase:	Bonds may be repurchased on or off the stock market. All bonds repurchased will be cancelled.
Stock exchange listing:	Luxembourg Stock Exchange

ISIN code:	FR 0000475758
As of December 31, 2006, none of the bonds from this issue had been repurchased by GIE SUEZ Alliance.

316	2006 REFERENCE DOCUMENT

ADDITIONAL INFORMATION Amount of subscribed capital

A list of the issues made by SUEZ of bonds exchangeable for shares is set out in Note 26.4 of Section 20.

As of February 28, 2007, after repurchase and cancellation by GIE SUEZ Alliance of 564,633 bonds of the 1st tranche at 4.25% for seven years (2003-2010), within the scope of a public repurchase offer, the number of bonds that remained outstanding on this 1st tranche amounts to 685,367.

Euro Medium Term Notes (EMTN) Program

In March 2001, SUEZ launched a €2 billion Euro Medium Term Notes program.

In June 2002, GIE SUEZ Alliance was added to SUEZ and SUEZ Finance as an additional issuer and guarantor under this program.

In October 2003, the amount of the program totaled €5 billion.

During 2006, neither SUEZ Finance nor GIE SUEZ Alliance made any further issues. As of December 31, 2006, the outstanding amount under these bond issues stood at €400 million.

Treasury notes

In 2002, SUEZ Finance increased the amount of its treasury note program to €3 billion. This program is guaranteed by GIE SUEZ Alliances. As of December 31, 2006, the outstanding amount under this program stood at €1,545 million.

21.1.3 Treasury stock held by the Issuer
Treasury stock as of December 31, 2006

The sixth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 5, 2006 authorized the Company to trade in its own shares for equity management purposes, subject to the terms and conditions of applicable laws and regulations.

Conditions:	maximum purchase price:	€40

	maximum shareholding:	10% of share capital

	aggregate amount of acquisitions:	€5 billion

A liquidity agreement for an initial amount of €40 million for a period of one year, subject to automatic renewal, was entered into in December 2004 on Euronext Paris with Rothschild et Cie Banque, and increased to €80 million on February 28, 2006. It was extended to include Euronext Brussels for €7.5 million on December 21, 2005. The main purpose of this agreement was to reduce the volatility of SUEZ shares and thus the risk perceived by investors. The agreement complies with the Code of Conduct of the AFEI (French Association of Investment Firms).

Between the Shareholders’ Meeting held on May 5, 2006 and December 31, 2006, the Company purchased 4,528,412 of its own shares on the stock market for a total amount of €156.0 million and a price per share of €34.45, and sold 6,193,412 shares on the stock market for a total net disposal value of €213.1 million and a price per share of €34.40.

As of December 31, 2006, the Company held 4,078,502 of its own shares, representing 0.32% of the share capital.

Between January 1, 2007 and February 28, 2007, the Company purchased 2,976,719 of its own shares on the stock market for a total amount of €114.1 million and a price per share of €38.32 and sold 2,301,719 shares on the stock market for a total net disposal value of €89.3 million and a price per share of €38.82.

Overview of the stock repurchase program submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting help on May 4, 2007 (10th resolution)

The purpose of this overview of the program is to describe, as provided for in Articles 241-1 to 241-6 of the AMF General Regulation, the objectives and terms and conditions of the program for repurchase by SUEZ of its own shares that will be submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting on May 4, 2007.

A.  Main characteristics of the

      program

The main potential characteristics of this program are set out below:

•    securities concerned: shares listed on the Eurolist – SRD with Euronext Paris, or the Eurolist with Euronext Brussels;

•    maximum percentage of capital authorized by the Shareholders’ Meeting for repurchase: 10%;

•    maximum authorized purchase price per share: €55.

2006 REFERENCE DOCUMENT	317

ADDITIONAL INFORMATION Amount of subscribed capital

B.  Objectives of the stock       repurchase program

The objectives pursued by SUEZ in connection with this stock repurchase program are as follows:

•    enabling an investment services provider to stabilize the share price under liquidity agreements;

•    the subsequent cancellation of the repurchased shares as part of a reduction of share capital decided or authorized by an Extraordinary Shareholders’ Meeting;

•    granting or selling them to employees or former employees of the Group, or corporate officers or former corporate officers of the Group, or implementing stock option plans;

•    keeping them or subsequently using them in exchange or as payment for external growth transactions, subject to a maximum limit of 5% of the share capital;

•    using them to cover issued securities which carry with them rights to shares in the Company, by means of the allocation of shares at the time of exercise of the rights attached to the issued securities, which give entitlement by way of redemption, conversion, exchange, presentation of a coupon or by any other means, to the allotment of shares in the Company.

C. Terms and conditions

1.  Maximum number of shares that may be purchased and maximum amount payable by SUEZ

The maximum number of shares purchased by SUEZ may not exceed 10% of the Company’s share capital as estimated at the date of the Shareholders’ Meeting, namely approximately 127.7 million shares, for a maximum theoretical amount of €7 billion. SUEZ reserves the right to use the entire amount of the authorized program.

As of February 28, 2007, SUEZ directly held 4.5 million shares, i.e. 0.4% of the share capital.

Accordingly, on the basis of the estimated share capital as of the date of the Shareholders’ Meeting, the repurchases of stock may relate to 123.2 million shares, representing 9.6% of the share capital, i.e. a maximum amount payable of €6.8 billion.

2.  Duration of the stock repurchase program

The stock repurchase program will be carried out, in accordance with the 10th resolution of the Shareholders’ Meeting of May 4, 2007, over a period of 18 months as from the date of the Shareholders’ Meeting, that is until November 4, 2009.

21.1.4 Amount of securities convertible,

          exchangeable or accompanied by equity

          warrants, with an indication of the terms

          and conditions for conversion, exchange

          or subscription

Not applicable.

21.1.5 Information on the conditions governing

          any right of purchase and/or any obligation

          related to the subscribed, unpaid capital,

          or any action aimed at increasing the share

          capital

Not applicable.

21.1.6 Information on the share capital of any

          member of the Group that is under option

          or subject to a conditional or unconditional

          agreement providing that it be placed under

          option

Not applicable.

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ADDITIONAL INFORMATION Amount of subscribed capital

21.1.7 Changes in share capital (over a 5-year period)

Year	Capital increase	Par value (in €)	Share issues Additional paid-in capital (in €)	Share capital (in € thousands)	Number of shares

12/31/2000				2,042,657	204,265,717

05/15/2001	Five for one stock split			2,042,657	1,021,328,585
	Issuance of 495,050 shares with a €2 par value each by conversion of 99,010 January-February 1996 4% convertible bonds	990,100	6,858,768	2,043,647	1,021,823,635
	Issuance of 246,015 shares with a €2 par value each by the exercise of stock subscription options	492,030	3,061,066	2,044,139	1,022,069,650
	Issuance of 1,590,315 shares with a €2 par value each by the exercise of Northumbrian Water Group equity warrants	3,180,630	28,358,497	2,047,320	1,023,659,965

06/30/2001				2,047,320	1,023,659,965
	Issuance of 1,791,550 shares with a €2 par value each by conversion of 358,310 January-February 1996 4% convertible bonds	3,583,100	24,820,134	2,050,903	1,025,451,515
	Issuance of 829,450 shares with a €2 par value each by the exercise of stock subscription options	1,658,900	10,007,906	2,052,562	1,026,280,965

12/31/2001				2,052,562	1,026,280,965
	Issuance of 598,870 shares with a €2 par value each by conversion of 119,774 January-February 1996 4% convertible bonds	1,197,740	8,296,745	2,053,760	1,026,879,835
	Issuance of 153,095 shares with a €2 par value each by the exercise of stock subscription options	306,190	1,928,490	2,054,066	1,027,032,930

06/30/2002				2,054,066	1,027,032,930
	Issuance of 12,487,034 shares with a €2 par value each through a share issue reserved for Group employees (Spring 2002 program)	24,974,068	239,338,303	2,079,040	1,039,519,964
	Cancellation effective December 31, 2002, of 32,373,156 shares of treasury stock	64,746,312	767,578,589	2,014,294	1,007,146,808

2006 REFERENCE DOCUMENT	319

ADDITIONAL INFORMATION Amount of subscribed capital

Year	Capital increase	Par value (in €)	Share issues Additional paid-in capital (in €)	Share capital (in € thousands)	Number of shares

06/30/2002 (contd.)				2,054,066	1,027,032,930
	Issuance of 182,215 shares with a €2 par value each by conversion of 36,443 January-February 1996 4% convertible bonds	364,430	2,524,407	2,014,658	1,007,329,023
	Issuance of 93,380 shares with a €2 par value each by the exercise of stock subscription options	186,760	1,207,730	2,014,845	1,007,422,403

12/31/2002				2,014,845	1,007,422,403
	Issuance of 2,300 shares with a €2 par value each by conversion of January-February 1996 4% convertible bonds	4,600	31,864.20	2,014,849	1,007,424,703
	Issuance of 199,603 shares with a €2 par value each by the exercise of stock subscription options	399,206	2,600,654.20	2,015,249	1,007,624,306

06/30/2003				2,015,249	1,007,624,306
	Issuance of 55,500 shares with a €2 par value each by the exercise of stock subscription options	111,000	660,450.00	2,015,360	1,007,679,806

12/31/2003				2,015,360	1,007,679,806
	Issuance of 2,392 shares with a €2 par value each by conversion of January-February 1996 4% convertible bonds	4,784	31,442.39	2,015,364	1,007,682,198
	Issuance of 360,241 shares with a €2 par value each by the exercise of stock subscription options			2,016,085	1,008,042,439

06/30/2004				2,016,085	1,008,042,439
	Issuance of 11,996,123 shares with a €2 par value each through a share issue reserved for Group employees (Spring 2004 program)	23,992,246	150,071,498.73	2,040,081	1,020,038,562
	Issuance of 1,830 shares with a €2 par value each by conversion of January-February 1996 4% convertible bonds	3,660	24,235.90	2,040,081	1,020,040,392
	Issuance of 424,994 shares with a €2 par value each by the exercise of stock subscription options	849,988	5,283,550.31	2,040,931	1,020,465,386

320	2006 REFERENCE DOCUMENT

ADDITIONAL INFORMATION Amount of subscribed capital

Year	Capital increase	Par value (in €)	Share issues Additional paid-in capital (in €)	Share capital (in € thousands)	Number of shares

12/31/2004				2,040,931	1,020,465,386
	Issuance of 4,560,940 shares with a €2 par value each by the exercise of stock subscription options	9,121,880	66,919,292.67	2,050,053	1,025,026,326
	Issuance of 11,665,701 shares with a €2 par value by conversion and early redemption of January-February 1996 4% convertible bonds	23,331,402	153,826,532.98	2,073,384	1,036,692,027
	Issuance of 115,044,247 shares with a €2 par value via a cash share issue with retention of the preferential subscription rights	230,088,494	2,104,814 310.18	2,303,473	1,151,736,274
	Issuance of 106,265,504 shares with a €2 par value following the combined purchase and exchange offer for the Electrabel shares not yet owned	212,531,008	2,202,536,946.72	2,516,004	1,258,001,778
	Issuance of 12,754,477 shares with a €2 par value each through a share issue reserved for Group employees (Spring 2005 program)	25,508,954	199,218,071.97	2,541,513	1,270,756,255

12/31/2005				2,541,513	1,270,756,255
	Issuance of 299,804 shares with a €2 par value each, with dividend rights as of January 1, 2005 following the combined purchase and exchange offer for the Electrabel shares not yet owned	599,608	6,199,946.72	2,542,112	1,271,056,059
	Issuance of 6,388,344 shares with a €2 par value each by the exercise of stock subscription options	12,776,688	149,269,736.57	2,554,888	1,277,444,403
12/31/2006				2,554,888	1,277,444,403

2006 REFERENCE DOCUMENT	321

ADDITIONAL INFORMATION Incorporation documents and bylaws

21 .2 Incorporation documents and bylaws
21.2.1 The Issuer’s corporate purpose (article 3)

The corporate purpose of the Company is the management and development of its current and future assets, in all countries and by all means and, in particular:

a) obtaining, purchasing, leasing and operating any and all concessions and companies involved in supplying towns with drinking or industrial water, the evacuation and treatment of waste water, drying and draining operations, irrigation and the development of all water transport, protection and storage structures;

b) obtaining, purchasing, leasing and operating any and all selling and service activities to local public authorities and private individuals with respect to urban development and management of the environment;

c) the design, development and performance of any and all projects and any and all public or private works on behalf of local public authorities and private individuals; the preparation and signing of any and all treaties, contracts and agreements relating to the performance of these projects and works;

d) the acquisition of any and all investments through the subscription, purchase, transfer, exchange or by any other means, of shares, interests, bonds and any and all other securities in companies already in existence or to be created;

e) obtaining, purchasing, assigning, conceding and operating all patents, licenses and processes;

f)  and, more generally, any and all industrial, commercial, financial, personal or real-estate transactions relating directly or indirectly to the corporate purpose or which are likely to favor and develop the business of the Company.

21.2.2 Management and supervision

The Company is managed by the Board of Directors. The powers of the Board of Directors were changed at the time of the Shareholders’ Meeting held on April 26, 2002, in accordance with the new French Act of May 15, 2001 on the new economic regulations (the “NRE Act”).

The term of office of Directors is four years. When a Director is appointed to replace another Director whose term of office has expired, he or she may only be appointed for the remainder of his predecessor’s term of office. Subject to the case of termination of the employment contract, where the Director is an employee, or subject to the cases of resignation, dismissal or death, the Director’s term of office expires at the end of the Annual Shareholders’ Meeting that takes place during the year in which the Director’s term of office expires.

Chairman. The Board of Directors elects from among its members a Chairman and, where applicable, one or more Vice-Chairmen. The Chairman will cease to perform his duties at the latest at the end of the Shareholders’ Meeting that takes place during the year in which the Chairman reaches 65 years of age. The Board of Directors is empowered, at the next Shareholders’ Meeting, on one or more occasions, to extend this age limit by a maximum of five years. The Chairman represents the Board of Directors. He organizes and directs the Board’s business activities, on which he reports at Shareholders’ Meetings. He ensures that the Company’s management bodies function smoothly and ensures, in particular, that the Directors are in a position to perform their duties.

Decisions by the Board of Directors. Notice of Board meetings is sent to Directors by the Chairman or, where applicable, the Vice-Chairman. If no Board meeting is called for over two months, at least one-third of the Directors are empowered to ask the Chairman to call a meeting in order to handle the specific matters included on the agenda. The Chairman and Chief Executive Officer is also empowered to ask the Chairman to call a Board meeting in order to discuss specific matters included on the agenda. Decisions are taken in accordance with the quorum and majority rules provided for by law. In the event of a tie in the voting, the Chairman will have the casting vote.

Regulated related-party agreements. Any agreement entered into between SUEZ and one of the members of its Board of Directors that is not in connection with the Company’s day-to-day management must mandatorily receive the prior authorization of the Board of Directors. This authorization is also required with regard to agreements entered into between SUEZ and another Company, when one of the members of the Board of Directors is the owner, managing partner, manager, Director, Chief Executive Officer or member of the Management Board or Supervisory Board of the other company. Furthermore, any agreement entered into between SUEZ and any shareholder holding more than 10% of the voting rights or, in the case of a legal entity, a company controlling the other company in accordance with Article L. 233-3 of the French Commercial Code, will be subject to the same authorization procedure. The Director, senior management executive or company concerned are required to

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a) inform the Board of Directors of such agreement and b) obtain its consent. The Chairman of the Board of Directors must inform the Statutory Auditors of the existence of the agreement and the Shareholders’ Meeting will then have to vote on the basis of a special report drawn up by the Statutory Auditors with regard to the agreement. In the event that the Shareholders’ Meeting refuses to approve the agreement, such agreement will nevertheless be enforceable against third parties, but the Director will be held liable with regard to the Company for any loss that the Company might incur as a result of such agreement. The party that has entered into the agreement may neither take part in the vote of the Board of Directors nor that of the Shareholders’ Meeting. Furthermore, the shares held by the party to the agreement will not be taken into account when calculating the quorum and majority.

Directors’ compensation. The total compensation of the Board of Directors is set at the Shareholders’ Meeting. The Board of Directors will allocate such compensation between its members. The Board is empowered to award extra compensation to certain of its members in respect of the tasks or assignments entrusted to them.

Age limit for Directors. The number of Directors who have reached 70 years of age may not exceed one-third of the total number of Directors in office at any time. Where the number of Directors is not a multiple of three, the result is rounded off.

21.2.3 Rights, privileges and restrictions attached to each class of shares

Attendance at Shareholders’ Meetings (Article 22 of the bylaws)

All shareholders, irrespective of the number of shares they hold, are entitled to attend meetings in person or be represented by a proxy holder, subject to proof of their identity and the number of shares held, either through their registration or the filing, at the locations specified in the notice of meeting, of a certificate from the authorized broker stating that the shares held in the shareholder’s account will remain non-transferable up to the date of the meeting. The period during which these formalities must be completed expires the day before the date of the Shareholders’ Meeting.

All shareholders may also, if permitted by the Board of Directors or its Chairman when the Shareholders’ Meeting is called, take part in the Shareholders’ Meeting by video conference or via electronic telecommunications or remote transmission, subject to and in accordance with the terms and conditions set by applicable law and regulations. Such shareholders are considered present at the meeting when calculating the quorum and majority.

Shareholders’ Meetings, duly called and held, represent all shareholders.

All shareholders are bound by the decisions of Shareholders’ Meetings made in accordance with applicable laws and the bylaws.

Voting rights (Article 24 of the bylaws)

Single voting rights

The voting rights attached to shares are in proportion to the percentage of share capital they represent. Each share carries entitlement to at least one vote.

Where shares are subject to beneficial ownership, the voting rights attached to these shares are exercised by the beneficial owner at Ordinary and Extraordinary Shareholders’ Meetings.

All shareholders can vote by mail, in accordance with the terms, conditions and procedures of applicable law.

Double voting rights

Double voting rights are attributed, in proportion to the percentage of share capital they represent, to all fully paid-up shares held in registered form for at least two years in the name of the same shareholder or of this shareholder and individuals whose rights he holds, either intestate or by virtue of a will, as a result of the division of marital property between spouses or through inter vivos donation to a spouse or relative entitled to a share in the deceased’s estate.

In the event of an increase in share capital by capitalization of earnings, reserves or additional paid-in capital, double voting rights shall be conferred, from issuance, on registered shares allotted free to shareholders in respect of existing shares which benefit from such rights.

Double voting rights attached to shares cease on the conversion of such shares to bearer shares or their transfer to another shareholder, with the exception of registered to registered transfers as a result of an inheritance or family gift.

Double voting rights can only be cancelled:

•    by a decision made at an Extraordinary Shareholders’ Meeting by all the shareholders with a view to amending the bylaws;

•    subject to the ratification of such decision by the Special Meeting of shareholders that hold double voting rights, which must approve this cancellation by a two-thirds majority.

As of December 31, 2006, after deduction of treasury stock, the Company had 151,345,449 shares carrying double voting rights.

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21.2.4 Actions required to change shareholders’ rights

Any amendment to the bylaws, that define the rights attached to the SUEZ shares, must be approved by a two-thirds majority at the Extraordinary Shareholders’ Meeting. The Extraordinary Shareholders’ Meeting may not provide for any increase in the obligations of shareholders, except in the event of merger of two different classes of shares. However, a decision of any kind involving an amendment of the rights attached to a class of shares may only become final and binding if it is ratified by a two-thirds majority at a Special Shareholders’ Meeting for the class of shares concerned.

21.2.5 Conditions governing the means for calling Annual Shareholders’ Meetings and Extraordinary Shareholders’ Meetings, including the conditions for admission to such meetings

Notice of Meetings (Articles 22 and 23 of the bylaws)

Shareholders’ Meetings are considered to be “Extraordinary” when the decisions relate to a change in the bylaws and “Ordinary” in all other cases.

Shareholders’ Meetings are called and conducted in accordance with the terms and conditions of French law.

Meetings are held at the corporate headquarters or any other location within the department of the corporate headquarters.

Shareholders’ Meetings are chaired by the Chairman of the Board of Directors, or, in his absence, by the oldest Vice-Chairman present at the meeting, or failing this, a Director specially appointed for this purpose by the Board of Directors. Failing all of the above, the Shareholders’ Meeting can elect its own Chairman.

Minutes of Shareholders’ Meetings are prepared and copies thereof are certified and issue in accordance with French law.

Attendance at Shareholders’ Meetings (Article 22 of the bylaws)

All shareholders, irrespective of the number of shares they hold, are entitled to attend meetings personally or be represented by a proxy holder, subject to proof of their identity and the number of shares held, either through their registration or the filing, at the locations specified in the notice of meeting, of a certificate from the authorized broker stating that the shares held in the shareholder’s account will remain non-transferable up to the date of the meeting. The period during which these formalities must be completed expires the day before the date of the Shareholders’ Meeting.

All shareholders may also, if permitted by the Board of Directors or its Chairman when the Shareholders’ Meeting is called, take part in the Shareholders’ Meeting by video conference or via electronic telecommunications or remote transmission, subject to and in accordance with the terms and conditions set by applicable law and regulations. Such shareholders are considered present at the meeting when calculating the quorum and majority.

Shareholders’ Meetings, duly called and held, represent all shareholders.

All shareholders are bound by the decisions of Shareholders’ Meetings made in accordance with applicable laws and the bylaws.

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21.2.6 Provision in the incorporation documents, bylaws, a corporate charter or a regulation of the Issuer that may have the effect of delaying, postponing or preventing a change in control

The bylaws do not contain any provision that could have the effect of delaying, postponing or preventing a change in our management.

21.2.7    Provision in the incorporation documents,

              bylaws, a corporate charger or a

              regulation setting the threshold above

              which any shareholding must be

              disclosed

Notices that must be made to the Company (Article 7 of the bylaws)

All private individuals and legal entities, acting alone or in concert, who acquire or cease to hold, directly or indirectly, a fraction of the share capital equal to or greater than 1% or a multiple thereof, up to 34% of the share capital, are required to inform the Company, by registered letter with return receipt requested, within 5 days from the date on which one of these thresholds is crossed, of the total number of shares held directly, indirectly or in concert.

Failure to comply with the above requirements results in rescission of the voting rights attached to those shares relating to the unreported fraction at all Shareholders’ Meetings held during a two-year period following the date of filing of the aforementioned notice. Application of this penalty is subject to a request by one or more shareholders holding at least 1% of the share capital of the Company. This request is recorded in the minutes of the Shareholders’ Meeting.

21.2.8 Changes in share capital

Any change in the share capital or rights conferred by shares must be made in accordance with Title II of the bylaws. Capital increases may only be authorized by shareholders at an Extraordinary Shareholders’ Meeting, upon presentation of a report by the Board of Directors.

Where the Company’s capital is increased by the capitalization of reserves, earnings or additional paid-in capital, the Shareholders’ Meeting must vote in accordance with the quorum and majority requirements applicable to Ordinary Shareholders’ Meetings.

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See Section 10 “Cash flow and share capital”, and Note 3 of Section 20.

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MATERIAL CONTRACTS

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Not applicable.

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24.1 Consultation of documents	p. 331	24.2	Corporate communications	p. 331

24 .1 Consultation of documents

The documents relating to SUEZ that must be made available to the public (the bylaws, reports, historical financial information of SUEZ and its subsidiaries included or referred to in this Reference Document and those relating to each of the two fiscal years prior to the filing of this Reference

Document) may be consulted throughout the entire validity period at the corporate headquarters of SUEZ (16, rue de la Ville l’Evêque, 75008 PARIS, France). These documents may also be obtained in electronic format on the SUEZ site (www.suez.com) and, for certain of them, on the site of the Autorité des Marchés Financiers (www.amf-france.org).

24 .2 Corporate communications

Valérie Bernis

Executive Vice-President in Charge of Communications and Sustainable Development

Telephone: 33 (0)1 40 06 67 72

Address: 16, rue de la Ville l’Evêque, 75008 Paris

France Website: www.suez.com

The SUEZ Reference Document is translated into English, Spanish and Dutch.

Tentative Financial Reporting schedule
Presentation of first quarter revenues for 2007	May 3, 2007
Shareholders’ Meeting	May 4, 2007
Presentation of half year revenues for 2007	July 31, 2007
Presentation of half year earnings for 2007	August 30, 2007
Presentation of third quarter revenues and earnings for 2007	November 15, 2007

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DOCUMENTS ACCESSIBLE TO THE PUBLIC

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List of the main consolidated companies as of December 31, 2006	p. 333

List of the main consolidated companies as of December 31, 2006

See section 20 - Note 39

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INFORMATION ON INVESTMENTS List of the main consolidated companies as of December 31, 2006

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REPORT ON INTERNAL CONTROL PROCEDURES	p. 336	ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING OF MAY 4, 2007	p. 346

•   Report of the Chairman of the Board of Directors of SUEZ

•   Statutory auditors’ report,

Auditors’ report on the review of environmental and social indicators

Special report on the stock repurchase program

•   Agenda

•   Board of directors’ report

•   Statutory Auditors’ special report on regulated agreements and commitments with related parties

•   Statutory Auditors’ Reports on the Shareholders’ Annual and Extraordinary Meeting of May 4, 2007

•   Independent expert’s report

Resolutions

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REPORT ON INTERNAL CONTROL PROCEDURES

Report of the Chairman of the Board of Directors of SUEZ on the terms and conditions governing the preparation and organization of the work performed by the Board of Directors, the internal control procedures implemented by the company, the limitations imposed by the Board on the powers of the chief executive officer, and the principles and rules adopted by the Board of Directors in order to determine the compensation and benefits granted to corporate officers Year ended December 31, 2006

Pursuant to Article L.225-37 of the French Commercial Code, I hereby report to you on the terms and conditions governing the preparation and organization of the work performed by the Board of Directors of SUEZ SA (hereinafter the “Company”), the internal control procedures implemented by the Company, the limitations imposed by the Board on the powers of the Chief Executive Officer and the principles and rules adopted by the Board of Directors in order to determine the compensation and benefits granted to corporate officers.

This report (and the preparatory work and procedures required) has been drawn up with the support of the General Secretary and the Internal Control Department. This report is presented to the Group’s Executive Committee and submitted to the Control & Disclosure Committee for approval..

1. Terms and conditions governing the preparation and organization of the Board’s work

1.1 Board of Directors

SUEZ is incorporated in the form of a société anonyme (corporation) with a Board of Directors subject to the provisions of Book II of the French Commercial Code, as well as to all laws applicable to business corporations.

Article 15 of the Company’s bylaws defines the powers of the Board of Directors:

“The Board of Directors determines the strategic direction of the Company’s activities and ensures its implementation. It considers all issues concerning the proper functioning of the Company and settles all matters relating thereto, within the scope of the corporate purpose and subject to those powers expressly granted by law to shareholders’ meetings.

The Board of Directors performs all controls and verifications it considers appropriate. Each Director receives all information necessary to the performance of his or her duties and may request any documents he or she considers necessary.”

The Board met on twelve occasions during 2006.

In 2001, the Board of Directors adopted Internal Regulations, which have subsequently been amended on several occasions, and a Directors’ Charter. These documents provide the Board with the channels and means necessary to operate efficiently, while serving the interests of the Company and its shareholders, and set out with full transparency the rights and obligations of Directors. In addition, the SUEZ Ethics Charter and, in particular, the Confidentiality and Privileged Information Guide are applicable to Directors.

The Board relies on the work of specialized committees: the Audit Committee, the Ethics, Environment and Sustainable Development Committee, the Nomination Committee and the Compensation Committee. The powers, duties and methods of functioning of these committees are defined in the Board’s Internal Regulations. On July 9, 2003, following the conclusions of the Board’s performance evaluation, the Board of Directors decided to enlarge the Strategy Committee and approved the setting-up of periodic strategy consultation meetings, open to all Directors, so as to prepare Board decisions.

Article 5 of the Directors’ Charter stipulates that the Board must evaluate its own performance at regular intervals (every

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two years at least) and that this evaluation must be led by an independent Director.

On October 6, 2004, the Ethics, Environment and Sustainable Development Committee chose a methodology for evaluating the Board and its Committees based on a document prepared by an external consultancy firm and, after an invitation for bids from three specialized firms, it appointed an external consultant to carry out this evaluation.

The summary report on the evaluation work was approved for the final time by the Ethics, Environment and Sustainable Development Committee at its meeting of January 18, 2006, and submitted to the meeting of the Board of Directors held on the same day. The Board of Directors meeting recorded the suggestions for improvements in the functioning of the Board and its Committees and will oversee their implementation.

The Board’s Internal Regulations and the Directors’ Charter are available at the Company’s headquarters and on its website, www.suez.com.

At its meeting on April 26, 2002, the Board of Directors decided to combine the functions of Chief Executive Officer with those of Chairman of the Board of Directors. The Board’s Internal Regulations define the internal rules setting out the limits on the powers of the Chairman and Chief Executive Officer.

The terms and conditions governing the preparation and organization of the work performed by the Board of Directors are set out in Section 16 of the Reference Document entitled “Functioning of the board of directors and other management structures”. They follow the recommendations of the French Financial Markets Authority (Autorité des marchés financiers or “AMF”).

The principles and rules adopted by the Board of Directors in order to determine the compensation and benefits granted to corporate officers are described in Section 15 of the Reference Document entitled “Compensation and benefits”.

1.2 Executive Management

Limitation on the powers of the Chairman and Chief Executive Officer

Article 3 of the Internal Regulations defines the powers of the Chairman and Chief Executive Officer.

1) The following decisions of the Chairman shall first be submitted to the Board of Directors for approval:

a) significant decisions to set up foreign operations by creating an establishment, a direct or indirect subsidiary, or by acquiring a stake in a foreign operation, as well as any decisions to discontinue such operations;

b) significant operations likely to affect the strategy of the Group or change its financial structure or scope of activity; the assessment as to the significant nature of an issue is the responsibility of the Chairman.

2) The Chairman shall obtain the prior authorization of the Board of Directors to carry out the following transactions involving an amount in excess of €500 million:

a) to acquire or sell any interests in any companies already in existence or to be created; to participate in the creation of any companies, groups and organizations; to subscribe to any issue of shares, share equivalents or bonds;

b) to approve all transactions involving an exchange of goods, shares or securities, with or without a balancing cash payment;

c) to acquire or dispose of any and all property;

d) in the event of litigation, to enter into any agreements and settlements, or accept any compromise;

e) to grant any guarantees over corporate property.

3) The Chairman shall obtain the prior authorization of the Board of Directors to carry out the following transactions involving an amount in excess of €1.5 billion:

a) to grant or enter into any loans, borrowings, credits and advances;

b) to acquire or dispose of any receivables in any manner whatsoever.

4) The Board of Directors shall be consulted in a timely manner by the Chairman prior to any appointment to a senior group management position or any proposed nomination as chairman of a company responsible for one of the Group’s business sectors. The Board may delegate this duty to the Nomination Committee, which must then issue a report.”

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2. Internal control procedures implemented by the company

2.1. Introduction: Group objectives         and standards in the area of         internal control

Objectives

Internal control is a process implemented by the SUEZ Board of Directors, management and other personnel designed to provide reasonable assurance regarding the achievement of objectives in the following categories:

•   compliance with applicable laws and regulations;

•   risk prevention and management;

•   reliability of financial and accounting information;

•   effectiveness and efficiency of operations.

However, as with any control system, it cannot provide absolute assurance that all risks of error or fraud are completely controlled or eliminated.

Standards applied

In order to achieve each of these objectives, the SUEZ Group has defined and implemented an internal control structure and internal control procedures based on the “COSO” model, which was developed by the Committee of Sponsoring Organizations of the Treadway Commission

2.2 Coordination and monitoring of        operations and internal control

Coordination and monitoring of operations

The SUEZ Group’s structure for coordination and monitoring of operations is based around:

•   the Executive Committee, which defines Group strategic objectives and principles. The Executive Committee usually meets each week to coordinate and control Group operations within the Divisions. Its composition and the manner in which operates are described in detail in Chapters 14.1 and 16 of the Reference Document;

•   the operational Departments of the Group’s four Divisions which are responsible for the conduct of business in the context of the objectives so defined. These four Divisions, to which the Group’s various subsidiaries are assigned, are: SUEZ Energy Europe (SEE), SUEZ Energy International (SEI), SUEZ Energy Services (SES) and SUEZ Environment (SE);

•   the seven Headquarters functional Departments which coordinate activities that apply transversally to the entire Group.

These Departments are: Operations, Finance, Human Resources, Communications and Sustainable Development, Business Strategy, Risks, Organization and Central Services and General Secretary. The latter department includes the two branches of the Legal Department: the Corporate Legal Department and the International Legal Department.

Coordination and monitoring of operations is based on a system of delegation of authority, put in place at both Headquarters and subsidiary levels, which ensures that the decision-making process is compliant with corporate governance principles.

The principles which guide the conduct and actions of Group managers and personnel are set out in a number of Group codes and charters. The principal such documents are: the new Ethics Charter, the Group Company Rules of Organization and Codes of Conduct, the Code Ethic for Group Financial Officers, the Procedure for Application of the Sarbanes-Oxley Act, the Practical Guide for Ethical Business Relations, the Environmental Charter, the Work Health and Safety Charter, the International Social Charter, the Purchasing Ethics Charter and the Guidelines for Handling Information protecting the Confidentiality of Inside Information.

Coordination and monitoring of internal control

The SUEZ Group’s structure for coordination and monitoring of internal control is based on:

•   the operational and functional Departments, which define their own control procedures. Control procedures in the industrial and commercial sectors are implemented and monitored mainly by management and personnel of subsidiaries, on the basis of Group policy and in a manner tailored to each of the businesses;

•   the role of the Internal Control Department (which forms part of the Finance Department) is to improve internal control systems and to perform an analysis of such systems, in partnership with the operational and functional Departments;

•   the Internal Audit Department (which forms part of the Risks, Organization and Central Services Department) is in charge of assessing the effectiveness of internal control in the Group and in each of its entities. It performs audit engagements, issues recommendations and oversees their implementation. As an independent function, the Internal Audit Department serves the Executive Committee and the SUEZ Audit Committee and regularly reports to them on its activities.

The Group’s methodology for the coordination and monitoring of internal control is communicated through an intranet system which ensures that personnel are rapidly and fully informed of the different standards, rules and instructions, as they are regularly updated. In addition, information and training sessions are regularly organized on this subject.

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2.3  Implementation of     internal control     objectives

Compliance with laws and regulations

Implementation of internal control objectives in respect of compliance with laws and regulations is mainly performed by the Legal Departments.

Their role, carried out in liaison with the relevant operational and functional Departments, notably involves preparing and negotiating legal documentation, providing legal opinions and assisting with analysis of investment projects.

Management of tax and related risks is performed by the Finance Department.

Risk prevention and management

The main risks to which the Group is exposed, and the mechanisms put in place to manage and control such risks are described in Chapter 4.1 of the Registration Document.

Implementation of internal control objectives in this area is based around the Chief Risk Officer who coordinates the Group’s integrated enterprise risk management strategy. He is assisted by a network of Risk Officers whose role, at the level of the different Divisions, is to deploy methodology for risk assessment and management in a standardized and coherent manner.

A map reporting the major risks to which the Group is exposed is prepared annually and discussed within the Risk Advisory Committee before being presented to the Executive Committee. The Risk Advisory Committee, which is composed of the Risk Officers and the heads of Internal Control, Management Control, Internal Audit and Insurance, is an internal forum which enables best practice to be exchanged and recommendations in the area of risk management to be prepared.

The Divisions and the functional Departments remain responsible for implementing a risk management strategy which is tailored to their specific activities.

In particular, certain transversal risks are directly managed by the relevant functional Departments:

•    the Legal Departments oversee and manage the Group’s legal risks practicing an “early warning duty” and a “right of notification.”

•    This oversight is based around periodic centralized reporting from the Divisions and Headquarters, and is performed by a network of lawyers;

•    the Finance Department analyzes, together with the Divisions, the main financial risks to which the Group is exposed (interest rates, main foreign currencies and bank counterparties). It develops instruments for measuring positions and defines the risk hedging policy;

•    the Environment and Innovation Department studies environmental risks and coordinates actions required to strengthen control of such risks and ensure compliance with environmental requirements (see also the annual Activity and Sustainable Development Report);

•    the Information Systems Department analyzes and manages system related risks in order to ensure availability, integrity and confidentiality of information.

Reliability of financial and accounting information

The information systems

The implementation of internal control objectives with regards to the reliability of information systems is mainly performed by the Information Systems Department, which is responsible for the definition, development and operation of information systems and infrastructures, which are either specific to Headquarters or transversal.

Other information systems are managed as appropriate on a decentralized basis by the various subsidiary IT departments.

Financial and accounting information

•    The organizational structure for preparing and processing financial and accounting information is based:

•    at Headquarters’ level: on the Planning, Control and Accounting Department (which forms part of the Finance Department) which is in charge of the budget and reporting processes as well as of control of individual and consolidated accounts;

•    at Division level: on the different finance Departments in charge of implementation of procedures with all operational subsidiaries. In particular, management control is performed in a decentralized manner in order to take account of the specific characteristics of each business.

•    The main procedures put in place with regards to preparing and monitoring the budgetary and reporting processes include, notably:

•    coordination of the budget and forecasting process (mid-term plan);

•    performing regular analyses of variances between forecast and actual data;

•    determining standards for reporting of the financial information that must be supplied by the Divisions (nature, scope, frequency);

•    monitoring the main operational management indicators which are provided at each phase in the reporting process.

•    The main procedures put in place in the area of preparation of the statutory and consolidated accounts are set out in three Group documents relevant to this area:

•    the manual of accounting policies issued by the Group distributed on the intranet: this may be consulted by all members of finance departments in the Group and

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       is regularly updated in line with the latest developments in international standards and US standards. The manual includes a definition of the performance indicators used by the Group;

•   closing instructions distributed on the intranet prior to each consolidation phase: these instructions address the assumptions in preparing the accounts (exchange rates, discount rates, tax), the scope of consolidation and the timetable for submitting data;

•   the user manual for the consolidation IT system: this is distributed on the intranet and may be consulted by all members of finance departments.

•   The standardization applicable under the reporting system (in terms of configuration, maintenance, communication and control of compliance with instructions) secures and harmonizes data processing.

•   Internal control of the financial and accounting information produced involves:

•   analysis and improvement of processes and internal control pertaining to financial matters;

•   coordination of a network of internal controllers within Headquarters and the Divisions with a view to ensuring the rigorous application of the “Codis” methodology designed to strengthen internal control relating to the Group’s financial and accounting processes;

•   assistance in preparation of annual and interim reports on organization, financial procedures and internal control, pursuant to French and US financial transparency laws;

•   reconciliation of financial, accounting and operational data and information;

•   production of a monthly reporting package covering investments, the main operational management indicators and the trends in the main financial aggregates;

•   ensuring the reliability of accounting and management data, specifically by determining the nature, scope, format and frequency of relevant financial reporting at Group level that must be supplied by the Divisions;

•   communication of financial and accounting information to the attention of the Group’s executive and administrative bodies, particularly to the Audit Committee;

•   verification of external financial information prior to its distribution by the Communications Department.

Financial communications

•   The growing importance of financial communications and the imperative of providing high-quality financial information have led the SUEZ Group to ensure that the Communications Department has the necessary resources to ensure the presentation of fair and reliable information and the control of image risk.

•   This Department, which is comprised of four sections (Financial Communication, External & Internal Branding Strategy, Press Relations, and External Relations), is notably responsible for:

•   coordinating communication actions that could impact SUEZ in terms of image, reputation, brand integrity or share value;

•   coordinating actions between the Headquarters and Division communication teams;

•   implementing a validation process for each type of information communicated, whether internally or externally;

•   putting in place a crisis management system and steering committees for each type of media.

•   In addition, control of the implementation of French, international and US financial transparency regulations is carried out by the Control & Disclosure Committee, which is composed of SUEZ Executive Committee members, working in relation with the Group Audit Committee.

Effectivenessand efficiency of operations

•   Implementation of internal control procedures aimed at operational efficiency is subject to a Group-wide approach and is effected by all Group personnel, under the responsibility of management.

•   These procedures are monitored mainly by;

•   the Performance and Organization Department (which forms part of the Finance Department), which is notably in charge of:

•   coordinating the Optimax action plan intended to improve control over operating expenses, working capital requirement and investments in the Group,

•   developing a global purchasing policy for certain categories of equipment under the Opting program;

•   the Financial and Tax Department (which forms part of the Finance Department) which is notably in charge of:

•   ensuring that significant Group financial transactions are carried out (raising capital on the bond and financial markets, project financing, disposals, mergers and acquisitions, listed security transactions),

•   analyzing Group investment projects and commitments; these projects are subject to an independent control by the Planning, Control and Accounting Department, which also performs secretariat services for committees which meet at SUEZ level to consider projects which exceed the delegation thresholds assigned to the Divisions,

•   managing, in collaboration with the Divisions, Group treasury (debt, cash, financial instruments) using a system for reporting and forecasting of debt and controlling financial ratios and covenants.

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2.4 Internal control progress       plan

IFRS

The adoption of the International Financial Reporting Standards (IFRS) by the Group, and the resulting context of more extensive and rigorous financial reporting, contributes to strengthen the internal control environment. The implementation of IFRS enables continued harmonization of accounting policies used throughout the Group and led, notably, to the publication of an IFRS manual applicable to the accounts as from January 1, 2004.

Accounting Standards Center of Expertise

The roles of the Accounting Standards Center of Expertise are:

•   strengthening the reliability of accounting through ongoing reviews of developments in accounting standards, analysis of complex transactions and specific assistance in the application of IFRS and US GAAP;

•   ensuring harmonization of accounting policies throughout the Group by leading and coordinating an “accounting standards” network and by training the relevant individuals within the Group;

•   communicating in a structured and systematic manner within the Group on accounting matters.

Codis Program

In 2003, the Group implemented the Codis Program in order to systematically analyze the internal control system and to improve control over the main accounting and financial flows.

The Codis Program was strengthened in 2004 by the creation of the Internal Control Department, being a team fully dedicated to management of the internal control program in Headquarters and in the Divisions. Instructions, prepared in accordance with the guidelines issued by the AMF and the SEC, were regularly sent to Group entities in order to ensure application of a compliant and consistent approach throughout the Group.

In 2005 and 2006, the main Group processes were identified and were subject to systematic self-assessment by operational management in Headquarters and in a large number of subsidiaries. Self-assessment was performed for each process by comparison with pre-defined, harmonized control objectives that were considered necessary for the maintenance of a satisfactory control system.

Group management and employees are responsible for the maintenance of internal control at all levels of the organization. The Codis Program is thus deployed in cascade from the Group Executive Committee down to employees of subsidiaries. The Internal Control Department coordinates and trains this broad network of participants. It manages an intranet database, performs ongoing reviews of developments in regulations, publishes a periodical information bulletin and provides methodology and procedures for analyzing and testing internal control to this network.

In 2006, the Codis Program focused on the financial and accounting processes and on the most relevant internal controls, following a top-down, risk-based approach. Internal auditors carried out a broad range of tests on the controls, in accordance with the standards applied in their profession. Detailed planning, determined in agreement with the statutory auditors, enabled a wide-ranging testing campaign and verification of management remediation measures to be successfully performed. In addition, the Group continued to formalize its anti-fraud measures in order to ensure their application in a standardized manner by all subsidiaries.

The Internal Audit Department and the Internal Control Department regularly report of their work to the Control & Disclosure Committee and to the SUEZ Audit Committee.

In addition to compliance with French regulations on internal control (Loi de Sécurité Financière), the Group has put in place systems and procedures in order to ensure compliance with American regulations in this area (Sarbanes-Oxley Act). Section 302 of this Act has been applicable to SUEZ since 2002. SUEZ has reported on the adequacy of its internal control in its annual “20F” filings for previous years. Section 404, which requires a broader level of declaration, is applicable to SUEZ for the first time for the 2006 financial year. A broader declaration will be included in the annual “20F” filing for 2006.

•   As the processes are constantly changing in order to adapt to developments in the Group and its businesses, the internal control system is subject to reassessment on a periodical basis. Finding that the internal control system is satisfactory at a given point in time does not free management from the requirement to undertake new system improvement initiatives in order to ensure its future conformity. The Codis Program is thus perceived by SUEZ management as being a process that must be updated as from 2007. The internal control framework published recently by the AMF forms part of this new constant adaptation process..

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APPENDICES TO THE REFERENCE DOCUMENT Statutory auditors’ report

Statutory auditors’ report,

prepared in accordance with Article L.225-235 of the French Commercial Code (Code de Commerce), on the report prepared by the Chairman of the Board of SUEZ, on the internal control procedures relating to the preparation and processing of financial and accounting information

To the Shareholders,

As statutory auditors of SUEZ, and in accordance with Article L. 225-235 of the French Commercial Code (Code de commerce), we hereby report on the report prepared by the Chairman of the Board of Directors of your Company in accordance with Article L. 225-37 of the French Commercial Code (Code de Commerce) for the year ended December 31, 2006.

In his report, the Chairman reports, in particular, on the conditions for the preparation and organization of the Board of Directors’ work and the internal control procedures implemented by the Company.

It is our responsibility to report to you our observations on the information set out in the Chairman’s report on the internal control procedures relating to the preparation and processing of financial and accounting information.

We performed our procedures in accordance with French professional standards. These standards require that we perform the necessary procedures to assess the fairness of the information provided in the Chairman’s report on the internal control procedures relating to the preparation and processing of financial and accounting information. These procedures consisted principally of:

•    obtaining an understanding of the objectives and general organization of internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information, as described in the Chairman’s report;

•    obtaining an understanding of the work performed to support the information provided in the report.

On the basis of these procedures, we have nothing to report on the information provided on the Company’s internal control procedures relating to the preparation and processing of financial and accounting information, contained in the Chairman of the Board’s report, in accordance with Article L. 225-37 of the French Commercial Code (Code de Commerce).

Neuilly-sur-Seine, April 3, 2007 The Statutory Auditors

DELOITTE & ASSOCIES	ERNST & YOUNG et Autres
Jean-Paul PICARD	Christian CHOCHON

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APPENDICES TO THE REFERENCE DOCUMENT Auditors’ report on the review of environmental and social indicators

Auditors’ report on the review of environmental and social indicators
(This is a free translation into English of the original report issued in the French language and is provided solely for the convenience of English speaking readers)

The data, which is the responsibility of SUEZ management, has been prepared in accordance with the following internal reporting criteria:

•    set of procedures relating to environmental data reporting,

•    set of procedures relating to social data reporting,

available for consultation at the Human Resources and Environment & Innovation departments, and summarized on pages 91-92 and 105-106. It is our responsibility, based on the work performed, to express a conclusion on the selected data.

At the request of SUEZ and in our capacity as the company’s Statutory Auditors, we performed a review in the aim of providing moderate assurance on the environmental and social indicators selected by SUEZ (“the data”) identified by the symbol ? among the environmental and social indicators shown on pages 72 to 106 for fiscal year 2006.

Nature and scope of our work

We performed a limited review to provide moderate assurance that the selected data does not contain any material anomalies. A higher level of assurance would have required more extensive work. Our work covers the consolidated data at Group level; it does not include the rate of coverage related to the data.

•    We assessed the environmental and social data reporting criteria with regard to its relevance, reliability, neutrality, understandability, and completeness.

•    We met with the persons responsible for the application of the reporting criteria at the Environment & Innovation Department, at the Social Relations Department, at the SUEZ headquarters, and in the branches : SUEZ Energy Europe (SEE), SUEZ Energy International (SEI), SUEZ Energy Services (SES), SUEZ Environment (SE).

•    We performed validation tests at 24 sites belonging to 13 selected entities[1] for environmental data, representing on average 65% of SUEZ consolidated data[2], and at 23 selected entities[3] for social data, representing 65% of SUEZ consolidated staff. In addition, we have carried out analytical reviews and consistency tests for 6 additional entities for environmental reporting and 8 additional entities for social reporting.

•    We examined, on a sampling basis, the calculations and verified data reporting at different consolidation levels. To assist us in conducting our work, we referred to the environment and sustainable development experts of our firms under the responsibility of Mr. Eric Duvaud for Ernst & Young et Autres and Mr. Frédéric Moulin for Deloitte & Associés.

________________________________________________________________________________________

1    SEE : Electrabel SA (Drogenbos, Mol, and Les Awirs sites), Tirreno Power (Torrevaldaliga), Twinerg, Electrabel Nederland NV (Harculo site)– SEI : SEGNA (Hot Spring Power, Golden Coors sites), Tractebel (Energia de Monterrey), Tractebel Energia (Jorge Lacerda, Lages Bioenergetica sites) - SES : Elyo France (Elyo Nord Est headquarters and Dombasle site, Elyo Centre Est Méditerranée headquarters and Vaulx en Velin site) – SE : Lyonnaise des Eaux (headquarters), Degrémont (Tomar and Mureaux sites), United Water (Milwaukee and New York sites), Sita France (headquarters, Retzwiller, Rochy Condé, and Fertisère sites), SITA Treatment (headquarters and Herstal site), Sita UK (headquarters, Albury and Edmonton sites).

2    Percentage of relevant turnover covered by certified EMS: 57%, Number of certified EMS: 49%, Percentage of relevant turnover covered by a crisis management plan : 55%, Greenhouse gas emissions: 66%, SOx emissions : 76%, NOx emissions : 62%, Dust emissions: 66%, Total primary energy consumption: 63%, Total electricity consumption: 77%, Renewable energy – Net installed capacity : 75%, Renewable energy – Heat and electricity generated : 66%, Industrial water consumption: 53%, Cooling process water : 90%, Pollution load treated : 57%, Non-specific and non-hazardous waste: 66%, Non-specific hazardous waste: 49%, Specific waste: 84% (total waste : 76%),Quantities of treated leachates : 57%.

3    SEE : Electrabel, Electrabel Nederland, SHEM – SEI : SENA, Tractebel Energia – SES : Fabricom GTI SA, Groupe Ineo, Endel SAS, GTI, Seitha, Axima AG, Elyo France, Elyo Services – SE : Lyonnaise des Eaux France, SDEI, United Water, Degrémont SA, Lydec, Sita France, Sita Sweden, Sita UK, Sita Poland.

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APPENDICES TO THE REFERENCE DOCUMENT Auditors’ report on the review of environmental and social indicators

Comments on the procedures

SUEZ has continued to improve the reliability of environmental and social data reporting practices and took into account our comments formulated in the auditors’ report on the 2005 environmental and social indicators. We would like to draw your attention to the following comments regarding these practices:

Environmental reporting

•   Controls at branch level have been improved, especially for SEE and SEI. However, internal controls should be strengthened at entity and site level.

•   Definitions of several indicators such as “NOx emissions”, “SO2 emissions”, “dust emissions”, “industrial water and cooling water consumption” and “electricity consumption” have been clarified. These efforts should be pursued, in particular for the indicator “Renewable energy – Net installed capacity”.

•   The application of the reporting criteria and the control of its application need to be reinforced at site and entity level,

especially concerning the following indicators: “electricity consumption”, “greenhouse gas emissions – landfills”, “consumption of primary energy – waste treatment”, “non-specific and non-hazardous waste”. Detailed explanations are provided in sections 3 and 6 of the methodological elements on 2006 environmental reporting procedures.

Social reporting

•   The reliability of the data collection and consolidation process has improved, mainly due to the reinforcement of internal controls at certain branches and entities level. These efforts should be pursued by further implementation of controls for all entities.

•   With regard to certain indicators (number of staff trained, number of hours worked and turnover), the controls of the application of the definitions provided by the Group should be reinforced

Conclusion

During our review, the following anomalies were identified:

•   The indicator “industrial water consumption” for which we identified errors in certain entities, which have been corrected.

•   The quantity of treated leachates for which errors in the application of the reporting criteria have been detected.

Based on our review and subject to the exceptions mentioned above, we did not identify any material anomalies likely to call into question the fact that the data examined was prepared, in all material respects, in accordance with the above-mentioned reporting criteria.

Neuilly-sur-Seine, April 3, 2007, The Auditors
DELOITTE & ASSOCIES	ERNST & YOUNG et Autres
Jean-Paul PICARD	Christian CHOCHON

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Special report on the stock repurchase program authorized pursuant to the sixth resolution of the Ordinary and Extraordinary General Meeting of May 5, 2006, presented to the Ordinary and Extraordinary

General Meeting of May 4, 2007

Special report on the stock repurchase program authorized pursuant to the sixth resolution of the Ordinary and Extraordinary Shareholders’ Meeting of May 5, 2006, presented to the Ordinary and Extraordinary Shareholders’ Meeting of May 4, 2007

Statement by the issuer of transactions carried out on its own shares between May 5, 2006 and February 28, 2007

Situation at February 28, 2007

Percentage of treasury stock:	0.35%

Number of shares cancelled over the last 24 months:	0

Number of own shares in portfolio:	4,463,209

Market value of portfolio:	163,442,713.58 euros

(as per the share price at February 28, 2007, i.e., €36.62)

These shares are appropriated as follows:

•    3,788,209 held to cover stock purchase options; and

•    675,000 in respect of liquidity agreements entered into with Rothschild & Cie Banque.

Within the scope of the liquidity agreement entered into with Rothschild, the Company purchased 7,505,131 of its own shares for an overall price of €270 million, and sold 8,495,131 shares for a total of €301 million between May 5, 2006 and February 28, 2007.

The Group did not use derivative instruments in relation to this stock repurchase program. There were no open positions via these derivative instruments, for purchase or sale, as of the date of this report.

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APPENDICES TO THE REFERENCE DOCUMENT Shareholders’ annual and extraordinary meeting of may 4, 2007

Shareholders’ annual and extraordinary meeting of may 4, 2007
Agenda

A.Deliberations of the Ordinary

            Shareholders’ Meeting

•   Board of Directors’ Report.

•   Statutory Auditors’ Reports.

•   Approval of transactions and the statutory financial statements for fiscal year 2006.

•   Approval of the consolidated financial statements for fiscal year 2006.

•   Appropriation of earnings and declaration of dividend.

•   Regulated agreements.

•   Renewal of the terms of office of two Directors.

•   Change in the corporate name of one of the principal Statutory Auditors.

•   Renewal of the appointment of one of the principal Statutory Auditors.

•   Appointment of a substitute Statutory Auditor.

•   Authorization for the Board of Directors to trade in the Company’s shares.

B.Deliberations of the Extraordinary     Shareholders’ Meeting

•   Board of Directors’ Report.

•   Statutory Auditors’ Special Report.

•   Independent Expert’s Report.

•   Authorization granted to the Board of Directors to issue free equity warrants in the event of a public offer for the Company.

•   Authorization for the Board of Directors to increase the Company’s share capital, with cancellation of preferential subscription rights in favor of any entities whose sole purpose is to subscribe, hold and dispose of SUEZ shares or other financial instruments within the scope of the implementation of one of the multiple formulae of the SUEZ Group’s international employee shareholding plan.

•   Authorization to grant stock subscription or purchase options to corporate officers and employees of the Company and some of its affiliated companies or economic interest groups.

•   Authorization for the Board of Directors to allocate shares free of consideration to corporate officers and employees the Company and some of its affiliated companies or groupings.

•   Authorization for the Board of Directors to reduce the share capital by canceling shares.

•   Amendment of the bylaws to take into account the elimination of the requirement for bearer shares to be blocked, the possibility to hold Shareholders’ Meetings in one of neighboring departments to Paris and voting via the Internet.

•   Powers to carry out the shareholders’ decisions and perform the related formalities.

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APPENDICES TO THE REFERENCE DOCUMENT Board of Director’s Report

Board of Directors’ Report

1.Board of Directors’ report on the resolutions presented to the Ordinary Shareholders’ Meeting

Approval of transactions and the statutory financial statements for fiscal year 2006 (1st resolution)

The shareholders are asked to approve the Company’s transactions and statutory financial statements for fiscal year 2006, which show net earnings of €6,970,079,567.45.

Approval of the consolidated financial statements for fiscal year 2006 (2nd resolution)

The shareholders are asked to approve the consolidated financial statements for fiscal year 2006, which show consolidated net earnings of €3.6 billion.

Appropriation of earnings and declaration of dividend (3rd resolution)

The Ordinary and Extraordinary Shareholders’ Meeting of May 5, 2006 decided to distribute a dividend of €1 per share.

On May 8, 2006, the date on which the dividends for 2005 were paid, SUEZ held 10,689,504 of its own shares. The dividend that should have been paid in respect of these shares, i.e., 10,689,504 x €1 = €10,689,504, was not distributed, but instead appropriated to the “Other reserves” item, in accordance with the 3rd resolution of the Ordinary and Extraordinary Shareholders’ Meeting of May 5, 2006.

Euros

In the light of zero retained earnings as of December 31, 2006	0,--

and statutory net earnings for fiscal year 2006 of	6,970,079,567.45

THE TOTAL AMOUNT TO BE ALLOCATED IS	6,970,079,567.45
The Board of Directors proposes the following appropriations:

Euros

Statutory dividend of 5% of the par value (€0.10 euro per share) on

• 1,277,444,403 existing shares as of December 31, 2006, with dividend rights as of January 1, 2006	127,744,440.30
• a maximum of 400,000 new shares, with dividend rights as of January 1, 2006, liable to be created in March 2007 in connection with the reopening in favor of the employees of the combined public exchange and purchase offer by Suez for Electrabel	40,000.00

Additional dividend (€1.10 per share) on these 1,277,844,403 shares	1,405,628,843.30

Maximum total distribution (€1.20 per share)	1,533,413,283.60

To the “Other reserves” item	5,436,666,283.85

6,970,079,567.45

If the shareholders approve this proposal, the net dividend for 2006 will be set at €1.20 per share. This entire distribution is eligible for the 40% tax deduction provided for in paragraph 3 of Article 158 of the French Tax Code.

This dividend shall be payable as from Monday, May 7, 2007.

In the event that on the date the dividend is paid, the Company:

•    holds a certain number of its own shares and

•    were to create less new shares, with dividend rights as of January 1, 2006, than the figure of 400,000 set out above,

the sums corresponding to the dividend not paid on these shares would be allocated to the “Other reserves” item.

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APPENDICES TO THE REFERENCE DOCUMENT Board of Director’s Report

This dividend compares as follows with the dividends paid over the last three years.
Fiscal year	Number of shares with dividends	Breakdown of amounts	Net dividend	*	Tax credit	*	Total earnings	*

		€	€		€		€

2003	992,256,980 shares fully paid in	704.5 million	0.70		0.35		1.05

	3,273,914shares not paid in	2.3 million	0.70		0.35		1.05

2004	1,008,434,678 shares fully paid in	806.7 million	0.79		-		0.79

2005	1,260,366,555 shares fully paid in	1,260.3 million	1.00		-		1.00

* after adjustment following the capital increase in cash of October 12, 2005, with retention of preferential subscription rights.

Statutory Auditors’ report on regulated agreements (4th resolution)

The regulated agreements referred to in Articles L. 225-38 and L. 225-86 of the French Commercial Code are the subject of a special report by the Statutory Auditors.

This report is set out on page 360 of this Registration Document.

Pursuant to applicable law, the Board of Directors asks the shareholders to approve the transactions entered into or performed during the fiscal year.

Renewal of the term of office of a Director (Jacques Lagarde) (5th resolution)

Jacques Lagarde was appointed as a member of the Supervisory Board of Suez Lyonnaise des Eaux in June 1997, then a Director of SUEZ in May 2001. He was re-elected as a Director, for a period of four years, by the Ordinary and Extraordinary Shareholders’ Meeting of April 25, 2003.

His term of office is due to expire at the end of this Shareholders’ Meeting.

The shareholders are asked to renew his term of office for a further four-year period, which will expire at the close of the Ordinary Shareholders’ Meeting held to approve the financial statements for fiscal year 2010.

Mr. Lagarde is considered by the Board of Directors of SUEZ as an independent Director. He is also the Chairman of the Audit Committee.

Details of his background and activities are shown on page 157 of this Registration Document.

Renewal of the term of office of a Director (Anne Lauvergeon) (6th resolution)

Anne Lauvergeon was appointed as a member of the Supervisory Board of Suez Lyonnaise des Eaux in May 2000, then a Director of SUEZ in May 2001. She was re-elected as a Director, for a period of four years, by the Ordinary and Extraordinary Shareholders’ Meeting of April 25, 2003.

Her term of office is due to expire at the end of this Shareholders’ Meeting.

The shareholders are asked to renew her term of office for a further four-year period, which will expire at the close of the Ordinary Shareholders’ Meeting held to approve the financial statements for fiscal year 2010.

Ms. Lauvergeon is considered by the Board of Directors of SUEZ as an independent Director. She is also a member of the Ethics, Environment and Sustainable Development Committee and the Nomination Committee.

Details of her background and activities are shown on page 154 of this Registration Document.

Change of corporate name and renewal of the appointment of a principal Statutory Auditor (7th and 8th resolutions)

The shareholders are asked:

•   to record, as needs be, the change in corporate name of Barbier Frinault & Autres, a principal Statutory Auditor, with effect from July 1, 2006. The company’s new name is Ernst & Young et Autres;

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•    to renew the appointment of Ernst & Young et Autres, as principal Statutory Auditor, for a term of six fiscal years.

The term of office of Ernst & Young et Autres will expire at the close of the Ordinary Shareholders’ Meeting held to approve the financial statements for 2012.

Appointment of a substitute Statutory Auditor (9th resolution)

The appointment of Mr. Francis Gidoin, the substitute Statutory Auditor for Ernst & Young et Autres, is due to expire at the close of this Shareholders’ Meeting. The shareholders are asked to appoint Auditex to replace him as substitute Statutory Auditor.

Auditex will be the deputy Statutory Auditor for Ernst & Young et Autres and its term of office will expire at the same time as that of Ernst & Young et Autres, at the close of the Ordinary Shareholders’ Meeting held to approve the financial statements for fiscal year 2012.

Authorization to be given to the Board of Directors to trade in the Company’s shares (10th resolution)

The Shareholders’ Meeting of May 5, 2006 authorized the Company to trade in its own shares under the following terms and conditions:

•    and sold on the Stock Market 8,495,131 shares for a total amount of €302.4 million and at a price per share of €35.60.

The authorization granted by the Shareholders’ Meeting of May 5, 2006 to trade in the Company’s shares expires in November 2007. The shareholders are now asked to grant the Board of Directors a further authorization to trade in the Company’s shares for a period of eighteen months, with the corresponding cancellation of the previous authorization.

Share purchases enable an investment services provider to stabilize the share price on the Paris and Brussels stock exchanges, within the scope of a liquidity agreement entered into in accordance with the Code of Conduct of the AFEI (French Association of Investment Firms) and the subsequent cancellation of the shares in order to improve the return on equity and earnings per share. In this respect, the shareholders are asked in the 14th resolution to renew the authorization to reduce the share capital by means of the cancellation of shares. The share purchases will also enable employee programs and stock option plans to be set up and allow financial transactions to be performed by way of the transfer, sale or exchange of shares.

The shareholders are asked:

•    to set a maximum share purchase price of €55 including any increase in the share price,

•    not to set a minimum share sale price, as was the case last year, as this is no longer required by French regulations and could interfere with the correct performance of liquidity agreements.

Theproposed terms and conditions are as follows:

• maximum purchase price:	€40	• maximum purchase price:	€55

• maximum shareholding:	10% of the capital	• maximum shareholding:	10% of the capital

• aggregate amount of purchases:	€5 billion	• aggregate amount of purchases:	€7 billion

Between the Shareholders’ Meeting of May 5, 2006 and February 28, 2007, the Company:

•    purchased on the Stock Market 7,505,131 of its own shares for a total amount of €270.1 million and at a price per share of €35.98

This authorization would be granted for a period of 18 months as from the date of this Shareholders’ Meeting.

2. Board of Directors’ report on the resolutions presented to the Extraordinary Shareholders’ Meeting

Authorization for the Board of Directors to issue free equity warrants in the event of a public offer for the Company (11th resolution)

The authorization granted by the Shareholders’ Meeting of May 5, 2006 expires in November 2007. The shareholders are asked today to grant the Board of Directors a further authorization for a period of 18 months, with the corresponding cancellation of the prior authorization, to issue free equity warrants in the event of a public offer for the Company made by an offeror that does not apply the passivity obligation for the Board of Directors in the event of an offer concerning the offeror itself.

These warrants would enable the shareholders to subscribe to shares in the Company under preferential conditions, it being specified that these warrants would lapse should the offer, or any competing offer, fail to succeed, be withdrawn or become invalid. The number of warrants to be issued would be limited to the number of shares making up the share capital at the time of their issuance and the total par value of the shares that could be issued in this manner would be limited to €2.7 billion.

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APPENDICES TO THE REFERENCE DOCUMENT Board of Director’s Report

Authorization for the Board of Directors to increase the share capital, with cancellation of preferential subscription rights in favor of all entities whose sole purpose is to subscribe, hold and dispose of SUEZ shares or other financial instruments within the scope of the implementation of one of the multiple formulae of the SUEZ Group’s international employee shareholding plan (12th resolution)

The shareholders are asked to authorize the Board of Directors for a period of 18 months, with the corresponding cancellation of the prior authorization, to issue shares reserved for all entities whose sole purpose is to subscribe, hold and dispose of SUEZ shares or other financial instruments within the scope of the implementation of one of the multiple formulae of the SUEZ Group’s international employee shareholding plan, for a maximum total par value of €30 million.

The subscription price for the shares issued by the entity or entities would be equal to the price offered to employees subscribing to the multiple formula within the scope of the 12th resolution of the Ordinary and Extraordinary Shareholders’ Meeting of May 5, 2006, subject to the possibility offered to the Board of Directors to set the price and to eliminate or reduce the discount provided for in the 12th resolution of the Ordinary and Extraordinary Shareholders’ Meeting of May 5, 2006.

The shares or equity interests of the entity or entities that are the beneficiaries of this reserved share issue may be proposed to the employees of foreign subsidiaries of the SUEZ Group falling within the scope of consolidation in the company’s financial statements pursuant to Article L. 444-3 of the French Labor Code and who, for local regulatory or tax reasons, may not subscribe for SUEZ shares within the framework of the 12th resolution of the Ordinary and Extraordinary Shareholders’ Meeting of May 5, 2006.

The SUEZ shares subscribed to by this entity or entities could, where applicable, be assigned in full or in part to one or more credit institutions with their registered office either in France or in a European Union Member State for the purpose of ensuring:

•    partly, the coverage of the multiple formula offered to the employees of foreign subsidiaries within the framework of the 12th resolution submitted to this Shareholders’ Meeting,

•    partly, the coverage of the multiple formula offered to the employees of foreign subsidiaries of the SUEZ Group subscribing for SUEZ shares within the framework of the 12th resolution of the Ordinary and Extraordinary Shareholders’ Meeting of May 5, 2006.

The shareholders are asked to give the Board of Directors a certain amount of latitude in the choice of the structure allowing for the best implementation of the multiple formula for the employees of the SUEZ Group in the countries concerned, in light of the changes in the applicable legislation.

In order to adapt the subscription formulae presented to the employees in each country concerned where applicable, the shareholders are asked to authorize the Board of Directors to determine the subscription formulae and to make a breakdown between countries according to those where employees will be offered shares or equity interests in the above-mentioned entity or entities on the one hand, and those where employees will subscribe for SUEZ shares within the framework of the 12th resolution of the Ordinary and Extraordinary Shareholders’ Meeting of May 5, 2006 on the other.

The equitable nature of the conditions for the issuance of the SUEZ shares in favor of the entity or entities whose sole purpose is to subscribe, hold and dispose of SUEZ shares or other financial instruments within the scope of the implementation of one of the multiple formulae of the SUEZ Group’s international employee shareholding plan, was submitted to an Independent Expert, Mr. Jean Borjeix, whose report has been provided to you.

If, as a result of massive subscriptions, the number of subscriptions were to exceed the maximum number of shares authorized for issue, the Board of Directors would carry out a reduction in the subscriptions of the employees in accordance with the rules that it has then set in accordance with the provisions of French law and the limits set by the authorization granted by the Shareholders’ Meeting. These rules will be laid down by the Board of Directors, by applying, as the case my be, a principle of cutting back and/or a principle of proportionality, and could be inspired by the following rules, it being specified that the final rules will be set by the Board of Directors when it determines the subscription formulae:

•    the reduction would be made resolution by resolution: if the maximum number of shares authorized for issue within the framework of one of the two above-mentioned resolutions is not exceeded, the employees concerned by the resolution in question would receive the full amount of their subscriptions, with the reduction in the subscriptions only concerning the oversubscribed share issue;

•    if, within the framework of only one of the two above-mentioned resolutions, the number of subscriptions is greater than the maximum number of shares authorized for issue pursuant to the resolution concerned, a reduction would be made by cutting back the number of subscriptions by employee and, as needs be, by a proportional reduction in such subscriptions;

•    where, within the framework of one of the two above-mentioned resolutions, the number of subscriptions is greater than the maximum number of shares authorized for issue pursuant to the resolution concerned and where one of the countries falling within the scope covered by such resolution, which is itself subject, for regulatory or tax reasons, to a maximum limit on subscriptions (hereinafter the “country subject to an upper limit”) also exceeds it own upper limit, a proportional reduction would be made, in priority, in the subscriptions by the employees of the country subject to an upper limit;

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•    however, if such a reduction does not make it possible to comply with the maximum number of shares authorized for issue pursuant to the resolution concerned, a new proportional reduction would be made affecting all the employees concerned by such resolution, including those in the country or countries subject to an upper limit, with these employees being treated in the same way as the employees in other countries;

•    foreign employees who subscribe for SUEZ shares within the framework of the 12th resolution of the Ordinary and Extraordinary Shareholders’ Meeting of May 5, 2006 may be given a SAR (Share Appreciation Right) for each SUEZ share subscribed, which would be covered by a corresponding issue of SUEZ shares within the framework of the 12th resolution submitted to this Shareholders’ Meeting;

•    in the event of a reduction in the subscription by foreign employees subscribing for SUEZ shares within the framework of the 12th resolution of the Ordinary and Extraordinary Shareholders’ Meeting of May 5, 2006, a reduction could also be made in certain cases, depending on the multiple formulae that are finally adopted by the Board of Directors, in the number of shares to be issued within the framework of the 12th resolution submitted to this Shareholders’ Meeting.

Authorization to grant stock subscription or purchase options to corporate officers and employees of the Company and of some of its affiliated companies or economic interest groupings (13th resolution)

The authorization granted by the Shareholders’ Meeting of April 27, 2004 is due to expire in June 2007.

The shareholders are now asked to grant the Board of Directors for a further authorization for a period of 38 months, with the corresponding cancellation of the prior authorization, to grant stock subscription or purchase options to corporate officers and employees of the company and of some of its affiliated companies.

The number of shares subscribed to in this manner would be limited to 3% of the share capital, on the date of the decision by the Board of Directors and the subscription or purchase price of the shares would be set in accordance with applicable law, but without applying any discount.

Authorization for the Board of Directors to allocate shares free of consideration to corporate officers and employees of the Company and some of its affiliated companies or economic interest groupings (14th resolution)

The authorization granted by the Shareholders’ Meeting of May 13, 2005 is due to expire in July 2007.

The shareholders are now asked to grant the Board of Directors a further authorization for a period of 38 months, with the corresponding cancellation of the prior authorization, to make free share awards to corporate officers and employees of the company and of some of its affiliated companies.

The number of shares thus allocated would be limited to 1% of the share capital on the date of the decision by the Board of Directors, it being specified that the total number of shares thus allocated will be deducted from the total number of shares, limited to 3% of the share capital on the date of the decision to allocate the shares, that may be subscribed for or purchased pursuant to the 13th resolution of the Ordinary and Extraordinary Shareholders’ Meeting of May 4, 2007. The final grant of the shares to the beneficiaries would be subject to the condition of a minimum return on capital employed by the Group.

Authorization for the Board of Directors to reduce the share capital by canceling shares (15th resolution)

The authorization granted by the Shareholders’ Meeting of May 5, 2006 to reduce the share capital by canceling shares is due to expire in November 2007.

The shareholders are now asked to grant the Board of Directors a further authorization for a period of 18 months, with the corresponding cancellation of the prior authorization, to reduce the share capital by cancelling all or part of the shares purchased by the Company itself, pursuant to Article L. 225-209 of the French Commercial Code.

The Board of Directors would therefore have the possibility to reduce the Company’s share capital within the statutory limit of 10% of the amount of such share capital per 24-month period.

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Amendment of Article 22 “Categories – Make-up”, Article 23 “Meetings” and Article 24 “Voting rights” of the bylaws (Title VI – Shareholder Meetings) (16th resolution)

The Decree of December 11, 2006, amending the French Decree of March 23, 1967 on business corporations, consists of two measures that will help to make a substantial improvement in participation by shareholders at Shareholders’ Meetings:

•    elimination of the requirement for shares to be rendered non-transferable prior to the Shareholders’ Meeting;

•    simplification of internet voting.

These two measures require an amendment to be made to the bylaws.

Article 22 of the bylaws currently provides for shares to be rendered non-transferable, so its drafting should now be brought into line with the new provisions even if these new measures automatically apply as from the date of this year’s Shareholders’ Meeting.

Articles 22 and 24 of the bylaws now provide for the possibility to use internet voting at Shareholders’ Meetings or mail voting in accordance with the method described as the “simple electronic signature” method which is a simpler and cheaper method than the “presumed reliable electronic signature” method which was up until now the only legally unquestionable method.

•    The elimination of the requirement for shares to be rendered non-transferable will avoid, in future, the requirement for shareholders of “bearer shares” to ask their bank to block their shares in their account. The blocking of the shares could moreover only occur once the transfer of title to the shares had been made in favor of the shareholder. The shares had to have been acquired at least three days prior to the request for them to be rendered non-transferable in order to take into account the three-day settlement/delivery period which leads to transfer of title.

      From now on, the mere fact of entry of the name of the shareholder in the accounts of its bank or the institution that manages their account three days prior to the Shareholders’ Meeting, which takes place as soon as the share is purchased and prior to the transfer of title, makes it possible to participate in the Shareholders’ Meeting since, as of the date of the Shareholders’ Meeting, transfer of title will have taken place.

      Shareholders may trade in these shares during this period and will nevertheless be able to participate in the Shareholders’ Meeting as they will continue to be the legal owner of the shares on the date of the Shareholders’ Meeting, the settlement/delivery to the purchaser not having yet taken place.

      The new Article 22 of the bylaws would thus henceforth stipulate that participation in the Shareholders’ Meeting is only contingent on entry of the shares in the shareholder’s name in the share register three days before the Shareholders’ Meeting, a different notion to that of entry in an account which defines the transfer of title and which is provided for in the current Article 22 of the bylaws.

•    Internet voting

      Participation and internet voting at the Shareholders’ Meeting, on the issuer’s site, required the use, in order to be enforceable on anyone, of the “reliable electronic signature” system defined by the French Decree of March 20, 2001 adopted for implementation of Article 1316-4 of the French Civil Code relating to electronic signatures. This was a cumbersome and costly process that was not used by issuers.

      It is now possible to use the other system of electronic signature provided for by Article 1316-14 of the French Civil Code called the “simple electronic signature” method which is only enforceable on third parties if it is accepted, provided that this is stipulated in the bylaws.

      This is why it will only be legally unquestionable if it is expressly provided for by the bylaws. This is a simple system consisting of an identification code and a password which will be set up on the Company’s site.

      The reform only enters into force after the first Shareholders’ Meeting in 2007 and such a system may therefore be used at the next Shareholders’ Meeting after that on May 4, 2007 inasmuch as the market offers processes that are considered to be sufficiently reliable to avoid a risk of interruption in the service during the Shareholders’ Meeting.

      Article 22 of the bylaws (participation in Shareholders’ Meetings via the Internet) and Article 24 (mail voting) would thus provide for the possibility to use the new system of simple electronic signature.

•    Place of holding of Shareholders’ Meetings

      Furthermore, from the perspective of larger attendance by shareholders at Shareholders’ Meetings, an increase in the choice of meeting rooms for the holding of Shareholders’ Meetings should be provided for.

      A proposal is therefore made to provide, in Article 22 of the bylaws, that the Shareholders’ Meeting may be held not only in Paris but also in the neighboring départements.

      In the event that the Shareholders’ Meeting were to authorize the issue of securities with cancellation of the preferential subscription rights within the scope of the resolutions proposed above, the Board of Directors will draw up an additional report at the time of application of such resolutions, in accordance with the provisions of Article 155-2 of the French Decree of March 23, 1967.

      This report will describe the final conditions of the transaction and indicate:

•    the impact of the proposed securities issue on the situation of the shareholder, and in particular with regard to the percentage of equity held by him or her at fiscal year-end, it being specified that if this year-end was over 6 months before the proposed transaction, this impact will be assessed in light of interim financial statements drawn up using the same methods and the same presentation as the last annual balance sheet;

•    the theoretical impact on the current stock market value of the share based on the average trading prices for the last 20 trading sessions prior to the transaction.

This information will be provided taking into account all the securities that may grant entitlement to shares in the capital.

The Board of Directors

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Statutory Auditors’ special report on regulated agreements and commitments with related parties

Fiscal year ended December 31, 2006

This is a free translation into English of the Auditors’ special report on regulated agreements and commitments with related parties that is issued in the French language and is provided solely for the convenience of English speaking readers. This report on regulated agreements and commitments should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France. It should be understood that the agreements reported on are only those provided by the French Commercial Code (Code de commerce) and that the report does not apply to those related party transactions described in IAS 24 or other equivalent accounting standards.

To the Shareholders,

As statutory auditors of your Company, we hereby report to you on regulated agreements and commitments with related parties.

Agreements and commitments authorized during the year

In accordance with Article L.225-40 of the French Commercial Code (Code de commerce), we have been informed of the following agreements and commitments which were subject to the prior approval of your Board of Directors.

The terms of our engagement do not require us to identify such other agreements and commitments, if any, but to communicate to you, based on information provided to us, the principal terms and conditions of those agreements and commitments brought to our attention, without expressing an opinion on their usefulness and appropriateness. It is your responsibility, pursuant to Article R. 225-31 of the French Commercial Code (Code de commerce), to assess the interest involved in respect of the conclusion of these agreements and commitments for the purpose of approving them.

We conducted our procedures in accordance with professional standards applicable in France; those standards require that we agree the information provided to us with the relevant source documents.

1. With SUEZ-TRACTEBEL

Directors concerned

Messrs. Mestrallet, Davignon, de Rudder and Goblet d’Alviella

Nature and purpose

As part of the process to streamline the Group’s organizational structure, your Company decided to transfer all of its interest in Electrabel to Suez SA. On June 30, 2006, in the first stage, your Company acquired 47.55% of the interet held by SUEZ-TRACTEBEL in Electrabel, or 26,096,262 shares, thereby increasing its direct interest in Electrabel from 48.55% to 96.10%.

This transaction was authorized by the Board of Directors at its June 7, 2006 meeting.

Terms and conditions

The purchase price was set based on the average price of the Electrabel share during the last 20 trading days preceding the transaction, or €437.64.

On this basis, the selling price amounted to €11.4 billion. The share purchase agreement provided for a price adjustment clause running until the end of November 2006 but which was not called on. This transaction had no impact on the SUEZ Group consolidated financial statements to the extent where this is an inter-group transaction.

2.  With SWILUX SA, a subsidiary of

     Compagnie Nationale à Portefeuille

Directors concerned

Messrs. Frère and de Rudder

Nature and purpose

In 2006, your Company decided to sell its 5% interest in Métropole Télévision to SWILUX S.A., a Luxembourg company, which is a wholly-owned subsidiary of Compagnie Nationale à Portefeuille, a Belgian company.

This transaction was authorized by the Board of Directors at its June 7, 2006 meeting.

Terms and conditions

SUEZ sold 6,594,435 Métropole Télévision shares, representing 5% of the share capital at a price of €24.70 per share, or an overall sale price of €162.9 million. The sales price of €24.70 per share was in line with the May 26, 2006 stock market closing price (€24.63), the benchmark price, before the negotiation of the transaction, as well as the average price of the last three months (€24.71).

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The capital gains recorded in the annual financial statements and in the consolidated financial statements amounted to €10 million and €120 million, respectively.

At the buyer’s request, SWILUX S.A., the transaction was performed in an off-market transaction in accordance with Article 516-2 of the AMF General Regulations (French Financial Security Authority).

3. With Toulouse & Associés   (which became Leonardo   France in November 2006)

Director concerned

Mr. Peyrelevade

Nature and purpose

As part of the engagement to carry out a study regarding its strategy and development in the electricity and gas markets in Europe, that was approved by the Board of Directors at its meeting on January 19, 2005 and entrusted to Toulouse & Associés beginining in February 2005, your Company has entered into a new consulting agreement with Toulouse & Associés relating to a merger with or a partial business alliance with Gaz de France as well as the terms and conditions of a defense strategy in the event of a hostile takeover bid for SUEZ.

This transaction was authorized by the Board of Directors at its November 22, 2006 meeting.

Terms and conditions

This assignment is expected to last until December 31, 2007, and may possibly be extended by successive periods of 6 months. As consideration for these services Toulouse & Associés would receive compensation in the event of:

•   a merger between SUEZ and Gaz de France,

•   a takeover of Gaz de France by SUEZ and reciprocally,

•   a takeover of SUEZ, following a hostile takeover bid resulting in the implementation of defense mechanisms by SUEZ.

The amount of the fixed commission payable upon completion of the transaction would be €2.5 million, excluding tax. This fixed commission would include a variable commission calculated based on the closing stock market price of the SUEZ share on the evening before the completion of the transaction. Moreover, and should the transaction take place in a form other than that set forth in the contract, SUEZ and Léonardo France would discuss the terms and conditions of a lump sum compensation.

This agreement had no impact on fiscal year 2006.

Agreements and commitments approved in previous years with continuing effect during the year

Moreover, in accordance with the French Commercial Code (Code de commerce) we have been informed that the performance of the following agreements and commitments, approved in previous fiscal years, continued during the year.

1. With SUEZ Group members of   the G.I.E. SUEZ Alliance

Nature and purpose

In its meeting on July 4, 2001, your Board of Directors authorized the creation of a special-purpose financing vehicle, the G.I.E. SUEZ Alliance, and the membership of your Company in this Economic Interest Group (E.I.G.).

During this same meeting, your Board of Directors approved the guarantee granted by your Company for the benefit of the other members of the E.I.G. that are subsidiaries of your Company. Consequently, your Company, in its capacity as parent company of the Group, will be the ultimate guarantor for any debt incurred by the members and exceeding their share.

In its meeting of March 6, 2002, your Board of Directors authorized the membership of SUEZ-TRACTEBEL in the G.I.E. SUEZ Alliance, and the Group guarantee granted to all other members of the E.I.G. granted by your Company to SUEZ-TRACTEBEL, in accordance with Article 2 of the internal agreement.

Terms and conditions

This agreement had no impact on fiscal year 2006.

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2. With SUEZ Group companies that are not members of the G.I.E. SUEZ Alliance

Nature and purpose

In its meeting on March 9, 2005, your Board of Directors expressly authorized the extension of the GIE SUEZ Alliance activities to the most significant subsidiaries of your Company that are not members of the GIE SUEZ Alliance, in order to facilitate their financing. The subsidiaries concerned by this new contractual agreement are the following: Distrigaz, Electrabel, Fluxys, SUEZ Energy North America, Tractebel Financial US Inc. (with the SENA guarantee), Fabricom, SUEZ Environnement UK Holding, SUEZ Environnement Allemagne Holding, SUEZ Environnement Espagne Holding, Degrémont, Eurawasser, Sita Allemagne, Sita Belgium, Sita NL, Sita UK, Teris NA, and United Water Inc.

In its capacity as parent company of the Group, your Company will be the ultimate guarantor with respect to these subsidiaries for any debt incurred that exceeds the pro rata share of the member company acting as guarantor.

Terms and conditions

This agreement had no impact on fiscal year 2006.

3. With Calyon and Morgan Stanley

Nature and purpose

Within the scope of the proposed public combined cash and exchange offer for the shares of Electrabel not already held by your Company and its subsidiaries and in order to finance this acquisition, the Board of Directors, in its meeting on August 9, 2005, expressly approved the following agreements:

•    The engagement letters signed with Calyon and Morgan Stanley relating to their assignments regarding the contemplated offer.

•    The credit agreement signed with Calyon and Morgan Stanley.

•    The issue of a guarantee from your Company, should SUEZ Finance, a wholly owned subsidiary of your Company, become a party to the credit agreement in the capacity of borrower.

•    The deposit account agreement, the unconditional credit agreement and the engagement letter signed with Calyon Belgique.

Within the scope of the proposed cash increase of your Company’s capital, with retention of the preferential subscription rights, the Board of Directors, in its meeting on September 7, 2005, expressly approved a guarantee agreement entitled “underwriting agreement,” signed, in particular, with Calyon and Morgan Stanley.

Terms and conditions

Compensation paid in 2006 with respect to these services amounted to €21.4 million (excluding tax) for Morgan Stanley and €10.3 million (excluding tax) for Calyon.

4. With SUEZ Group companies located in France, Belgium and the Netherlands

Nature and purpose

Within the framework of the SUEZ Group’s refinancing policy, your Board of Directors decided to implement an international program for the securitization of receivables of Group companies located in France, Belgium and the Netherlands. This program, named Zeus, comprises three sections: Helios, Demeter and Nausikaa.

In its meeting on January 9, 2002, your Board of Directors expressly authorized the agreements signed within this framework and approved the participation of your Company in the securitization program for the Demeter part, containing SITA and some of its subsidiaries, and the Helios part containing Suez Energy Services and its subsidiary CPCU.

In its meeting on September 4, 2002, your Board of Directors approved the SUEZ Group’s participation in the securitization program for the Nausikaa part containing the Fabricom group and some of its subsidiaries.

In addition, your Board of Directors authorized your Company to grant a guarantee, in favor of the securitized debt fund (FCC) and the participants, to cover the commitments of the SUEZ Group companies participating in the transaction.

Terms and conditions

As of December 31, 2006, the outstanding securitized receivables amount to €385 million and the deposit with the private-debt fund (FCC) amounts to €76.8 million.

5. With FirstMark Communication France

Nature and purpose

In its meeting on April 26, 2002, your Board of Directors authorized the contribution of FirstMark Communication France shares to Neuf Telecom (formerly LD Com) by your Company, corresponding to a value of €210 million. In accordance with the terms of this contribution, your Company received approximately 16.7% of the share capital of Neuf Telecom.

This contribution includes certain direct commitments in favor of Neuf Telecom and a guarantee for all of the obligations of three of your Company’s subsidiaries that were merged with SUEZ Communication during fiscal year 2004. Only warranties relating to tax matters still exist.

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Terms and conditions

This agreement had no impact on fiscal year 2006.

6.With Ondeo Nalco

Nature and purpose

In the context of the sale by Ondeo Nalco of its corporate headquarters, followed by the signature of a 25-year lease agreement, which is renewable, your Board of Directors, in its meeting on November 20, 2002, authorized your Company to issue a guarantee with respect to all of Ondeo Nalco’s obligations. In its meeting on August 26, 2003, the Board of Directors voted to maintain this guarantee after the sale of Ondeo Nalco.

This guarantee is unlimited for the term of the leasehold obligations (including renewals) and obligations relating to other agreements; it is also irrevocable and unconditional.

As Ondeo Nalco is counter-guaranteeing SUEZ and both companies are signatories to a Participation Agreement within the scope of this transaction, the corresponding agreements had been previously authorized.

Terms and conditions

This guarantee had no impact on fiscal year 2006.

7.With Elyo (which has become SUEZ

      Energy Services)

Nature and purpose

In its meeting on July 4, 2001, your Board of Directors authorized the performance guarantee granted by your Company in favor of SUEZ Energie Services (formerly Elyo), relating to the construction and operation of a household waste incineration plant in Rillieux-la-Pape (Rhône). This agreement will terminate on June 30, 2019.

Terms and conditions

This agreement had no impact on fiscal year 2006.

8.With Cofixel

Nature and purpose

In its meeting on July 4, 2001, your Board of Directors authorized the sale by your Company of INEO, Entrepose and Delattre-Levivier to Cofixel (the French holding company of the Fabricom Group). During this same meeting, your Board of Directors also authorized a certain number of other guarantees, for an amount globally limited to €40 million and relating to all the companies sold.

Terms and conditions

This agreement had no impact on fiscal year 2006.

9.With SUEZ Environment

Nature and purpose

Your Company has a counter-guarantee from SITA for the guarantees provided by your Company to the Hong Kong authorities as part of the acquisition by SITA of Browning-Ferries Industries’ international activities. This undertaking does not mention any amount or period of validity.

Moreover, your Company guaranteed the call for tenders regarding the Nent landfill. The guarantee is still in force.

Terms and conditions

These agreements had no impact on fiscal year 2006.

10.With Crédit Agricole S.A

Nature and purpose

Your Company granted vendor warranties to Crédit Agricole S.A. with respect to the sale of a majority controlling interest in Banque Indosuez. The maximum amount that may be drawn in respect of this seller’s warranty amounts to €355.2 million as of December 31, 2006.

Terms and conditions

This agreement had no impact on fiscal year 2006.

11.With Findim

Nature and purpose

Your Company provided joint and several guarantees to the buyer of ISM SA for all payments owed by Findim. This guarantee is still in force and concerns warranties granted within the framework of the sale of ISM SA, i.e., vendor warranties that are capped at 25% of the sale price, i.e., €40.4 million. As of the date hereof, only the uncapped warranties related to tax matters are still in effect and will expire in September 2008.

Moreover, the Company provided joint and several guarantees covering all of Findim’s undertakings with respect to the sale of Banque La Hénin. As of the date hereof, only the uncapped warranties related to tax matters are still in effect and will expire in September 2008.

Terms and conditions

These agreements had no impact on fiscal year 2006.

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12.With Lyonnaise Deutschland

Nature and purpose

The receivable due by Lyonnaise Deutschland (amounting to €19.9 million as of December 31, 2006), as well as the interest accrued or accruable, is considered a debt of the lowest priority whose payment by Lyonnaise Deutschland will be subordinated to the Company’s return to profit or the recording of a liquidating dividend.

Terms and conditions

This agreement had no impact on fiscal year 2006.

Neuilly-Sur-Seine, April 3, 2007 The Statutory Auditors

DELOITTE & ASSOCIES	ERNST & YOUNG et Autres

Jean-Paul PICARD	Christian CHOCHON

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Statutory Auditors’ Reports on the Shareholders’ Annual and Extraordinary Meeting of May 4, 2007

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with French law and professional auditing standards applicable in France.

To the Shareholders, As statutory auditors of your Company, we hereby present our reports on the various transactions, upon which you are called to vote.

1. Report on the proposed issue of equity warrants for no consideration (hereinafter the “warrants”) in the event of a takeover bid for the Company (11th resolution)

As statutory auditors of your Company and in accordance with Article L. 228-92 of the French Commercial Code (Code de Commerce) we hereby report on the proposed issue of warrants for no consideration in the event of a takeover bid for the Company, transaction, upon which you are called to vote.

Your Board of Directors proposes, on the basis of its report and in accordance with Article L.233-32 II the French Commercial Code (Code de Commerce), that it be delegated full power to decide on the following:

•    the issue of warrants as set forth in Article L. 223-32-2 of the French Commercial Code (Code de commerce) with retention of preferential subscription rights to one or several shares in the Company, in addition to their allotment of warrants to all Company shareholders enjoying preferential subscription rights for no consideration, before the takeover offer period expires;

•    the final terms and conditions and the characteristics of these warrants.

The maximum overall nominal value of this share issue may not exceed €2.7 billion and the maximum number of warrants which could be issued may not exceed the number of shares that make up the share capital at the time the warrants are issued.

Your Board of Directors is responsible for preparing a report in accordance with Articles R.225-113, R.225-114 and R.225-117 of the French Commercial Code (Code de Commerce). Our role is to report to you on the fair presentation of the quantified information extracted from the accounts and on certain other information concerning the transaction, contained in this report.

We conducted our procedures in accordance with professional guidance applicable in France. This guidance requires that we plan and perform procedures to verify the contents of the Board of Director’s report in respect of this transaction.

We have no comment to make on the information contained in the Board of Director’s report in respect of the proposed issue of warrants in the event of a takeover bid for the Company.

Pursuant to Article L. 233-32 III of the French Commercial Code (Code de Commerce) should the Shareholders’ Meeting approve this transaction, and in accordance with Article R.225-116 of French Commercial Code (Code de Commerce), we will prepare a supplementary report when your Board of Directors exercises its powers.

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2.  Report on the proposed increase in capital with   cancellation of preferential subscription rights   for all entities whose sole object is to   subscribe, hold and sell Suez shares or other   financial instruments in order to implement one   of the Group’s many international employee   savings schemes (12th resolution)

In our capacity as statutory auditors of your Company and in accordance with Articles L. 225-135 etc. of the French Commercial Code (Code de Commerce) we hereby report on the proposed delegation of powers to your Board of Directors to decide on an increase in capital through the issue of ordinary shares with cancellation of preferential subscription rights for a maximum amount of €30 million, reserved for all entities whose sole object is to subscribe, hold and sell Suez shares or other financial instruments in order to implement one of the Group’s many international employee savings schemes, a transaction on which you are called upon to vote.

This increase in capital is submitted for your approval in accordance with Articles L. 225-129-6 of the French Commercial Code (Code de Commerce) and L. 443-5 of French Labour Code (Code du Travail).

Based on its report, the Board of Directors asks shareholders to delegate, for a period of 18 months, the necessary powers to decide on one or more issues and proposes that you waive your preferential subscription rights. When necessary, the Board of Directors will set the final issue terms and conditions of this transaction.

It is the responsibility of the Board of Directors to prepare a report in accordance with Articles R.225-113 and R.225-114 of the French Commercial Code (Code de commerce). Our role is to report to you on the fair presentation of the quantified information extracted from the accounts , on the proposed cancellation of the preferential subscription right and on certain other information concerning the issue, contained in this report.

We conducted our procedures in accordance with professional standards applicable in France. Those standards require that we perform procedures to verify the contents of the Board of Directors’ report in respect of this transaction and on the methods for determining the share issue price.

Subject to a subsequent examination of the terms and conditions of the proposed issuance, we have no comment to make on the terms and conditions for determining the share issue price as set forth in the Board of Directors’ report.

As the share issue price has not yet been set, we can not report on the final terms and conditions under which the issuance will be performed. As a result, we cannot report on the cancellation of your preferential share subscription rights which the Board of Directors has proposed.

In accordance with Article R.225-116 of the French Commercial Code (Code de commerce), we will issue an additional report, if necessary, when your Board of Directors exercises this authorization.

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3. Report on the stock options or share purchase programs reserved for directors and employees of the Company and certain affiliated groups or companies (13th resolution)

In our capacity as statutory auditors of your Company and in compliance with Articles L. 225-177 and R.225-144 of the French Commercial Code (Code de Commerce), we hereby report on the stock options or share purchase plans reserved for directors and employees of the Company and certain affiliated groups or companies.

It is the responsibility of the Board of Directors to prepare a report on the reasons for the granting of stock subscription or purchase options and the proposed terms and conditions for determining the subscription or purchase price. Our responsibility is to report on the proposed methods for determining the subscription or purchase price.

We conducted our procedures in accordance with professional standards applicable in France. Those standards require that we perform the necessary procedures to verify that the methods proposed for determining the subscription and/or purchase price are disclosed in the Board of Directors’ report, are in accordance with legal requirements, and are sufficiently clear to the shareholders and do not appear obviously inappropriate.

We have no comment to make on the methods proposed.

4. Report on the allotment for no consideration of existing shares or shares to be issued to employees and directors of Suez and certain affiliated groups or companies (14th resolution)

In our capacity as statutory auditors of your Company and in compliance with Article L.225-197.1 of the French Commercial Code (Code de Commerce), we hereby report on the proposed allotment for no consideration of existing shares or shares to be issued to employees and directors of Suez and its affiliated groups or companies, as set forth in Article L.225-197-2 of the French Commercial Code (Code de Commerce).

Your Board of Directors proposes that it be authorized to allot for no consideration existing shares or shares to be issued. It is the Board’s responsibility to prepare a report on the transaction that it wishes to implement. Our role is to report on the information provided to you in respect of the proposed operation.

In the absence of any professional accounting standards applicable to this transaction, pursuant to a legislative provision of December 30, 2004 and December 30, 2006, we performed the procedures that we deemed necessary. These procedures involved verifying that the proposed terms and conditions presented in the Board of Directors’ report conform to the provisions provided for by law.

We have no comment to make on the information given in the Board of Directors’ report relating to the proposed transaction on the allotment of shares for no consideration.

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5. Report on the share capital decrease by cancellation of Company shares purchased (15th resolution)

In our capacity as statutory auditors of your Company and in compliance with Article L.225-209, paragraph 7 of the French Commercial Code (Code de Commerce) in respect of the share capital decrease by cancellation of shares previously purchased, we hereby report to you on our assessment of the reasons and terms and conditions of the proposed reduction in capital.

We conducted our procedures in accordance with professional standards applicable in France. Those standards require that we perform the necessary procedures to examine the fairness of the reasons for and the terms and conditions for the proposed share capital decrease.

This transaction involves the purchase by your Company of its own shares, up to a maximum of 10% of its common stock, pursuant to the terms and conditions set forth in Article L. 225-209, of the French Commercial Code (Code de Commerce). This purchase authorization, granted for a period of 18 months, is subject to adoption by shareholders.

Shareholders are requested to confer all necessary powers on the Board of Directors, during a period of 18 months, to cancel the shares purchased by the Company, pursuant to the share purchase authorization, up to 10% of the share capital by 24-month period.

We have no comments on the reasons for or the terms and conditions of the proposed share capital decrease, which, you are reminded, may only be performed subject to the prior approval by the shareholders of the purchase by the Company of its own shares.

Neuilly-Sur-Seine, April 3, 2007 The Statutory Auditors

DELOITTE & ASSOCIES Jean-Paul PICARD	ERNST & YOUNG et Autres Christian CHOCHON

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APPENDICES TO THE REFERENCE DOCUMENT Independent Expert’s Report

Independent Expert’s Report

On the terms and conditions of the share capital increase in favor of all entities whose sole purpose is to subscribe, hold and dispose of SUEZ shares or other financial instruments within the scope of the implementation of one of the multiple formulae of the SUEZ Group’s international employee shareholding plan

To the Shareholders,

In my capacity as independent expert, I hereby present you with my report on the share capital increase reserved for all entities whose sole purpose is to subscribe, hold and dispose of SUEZ shares or other financial instruments within the scope of the implementation of one of the multiple formulae of the SUEZ Group’s international employee shareholding plan.

For ease of reference in this document, we will use the term “Special Purpose Entity” to refer to the company for which the reserved share issue is carried out; it is specified that this may be all entities whose sole purpose is to subscribe, hold and dispose of SUEZ shares or other financial instruments within the scope of the implementation of one of the multiple formulae of the SUEZ Group’s international employee shareholding plan.

The aim of this transaction, if the Board of Directors decides on its implementation, is to enable non-French employees of the Group who wish to participate in the leveraged employee savings plan to benefit, through the Special Purpose Entity, from subscription terms and conditions for new SUEZ shares equivalent to those offered to employees of French companies under the Group Savings Plan.

In accordance with the legal provisions governing Group Savings Plans, French employees will be able to subscribe through an employee investment fund for SUEZ shares at a price which is 20% below the average opening share price during the twenty stock market sessions prior to the decision of the Board of Directors or the Chairman, as the case may be, to issue shares reserved for French employees, pursuant to the twelfth resolution of the Shareholders’ Meeting of May 5, 2006.

The share capital increase reserved indirectly for employees of non-French Group subsidiaries would enable them to subscribe for SUEZ shares under the following terms and conditions:

•    the share capital increase resulting from this subscription will not exceed a maximum par value amount of €30 million, on one or more occasions, within an eighteen-month period;

•    the subscription price will be exactly the same as that offered to French employees, that is at a price 20% below the average opening share price during the twenty stock market sessions prior to the date of the decision to issue shares reserved for French and non-French employees.

This report is based on a review of the terms and conditions of the share capital increase reserved for the Special Purpose Entity. It did not focus on the detailed terms and conditions under which this Special Purpose Entity is, or will in future be, organized in order to reproduce, for employees of non-French subsidiaries, an economic profile as close as possible to that offered to employees of French Group companies, using an identical subscription price.

Based on the various documents provided, my analysis of the transaction which you are asked to approve leads me to confirm that the subscription price offered to non-French employees of your Group, through the Special Purpose Entity, is indeed identical to that offered to French employees.

I would remind you that in order to preserve this equality of subscription terms and conditions, share capital increases reserved for the employees of the French companies on the one hand and those reserved for the employees of non-French subsidiaries on the other must be performed at the same time.

It is consequently your responsibility to assess the subscription terms and conditions offered to the Special Purpose Entity and approve or reject the resolution regarding this transaction proposed by your Board of Directors.

Paris, March 8, 2007

Jean Borjeix

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Resolutions A. Resolutions presented to the Ordinary Shareholders’ Meeting

First resolution – Approval of transactions and the statutory financial statements for fiscal year 2006

The shareholders, deliberating as an Ordinary Shareholders’ Meeting, and having reviewed the Board of Directors’ Report and the Statutory Auditors’ Report, approve the transactions which took place in fiscal year 2006 and the statutory financial statements for the year ended December 31, 2006, as presented to them.

Second resolution – Approval of the consolidated financial statements for fiscal year 2006

The shareholders, deliberating as an Ordinary Shareholders’ Meeting and having reviewed the Board of Directors’ Report and the Statutory Auditors’ Report on the consolidated financial statements, approve the consolidated financial statements for the year ended December 31, 2006, as presented to them.

Third resolution – Appropriation of earnings and declaration of dividend

The shareholders, deliberating as an Ordinary Shareholders’ Meeting and noting statutory net earnings for the fiscal year of €6,970,079,567.45 and zero retained earnings, approve the appropriation of these amounts totaling €6,970,079,567.45, as proposed by the Board of Directors, as follows:

Statutory dividend of 5% of the par value (€0.10 per share) on

• 1,277,444,403 existing shares as of December 31, 2006, with dividend rights as of January 1, 2006	127,744,440.30

•    a maximum of 400,000 new shares, with dividend rights as of January 1, 2006, liable to be created in March 2007 in connection with the reopening in favor of the employees of the combined public exchange offering in cash by Suez for Electrabel

40,000.00

Additional dividend (€1.10 per share) on these 1,277,844,403 shares	1,405,628,843.30

Maximum total distribution (€1.20 per share)	1,533,413,283.60

To the «Other reserves» item	5,436,666,283.85

6,970,079,567.45

Accordingly, the shareholders declare a net dividend for fiscal year 2006 of €1.20 per share. This entire distribution is eligible for the 40% deduction provided for in paragraph 3 of Article 158 of the French Tax Code.

This dividend shall be payable as from Monday, May 7, 2007.

In the event that on the date the dividend is paid, the Company:

•    holds some of its own shares; and

•    creates less new shares, with dividend rights as of January 1, 2006, than the 400,000 referred to above,

the sum corresponding to the dividend not paid on these shares would be allocated to the “Other reserves” item.

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Pursuant to applicable law, the shareholders hereby record that distributions in respect of the previous three fiscal years were as follows:

Exercice	Nombre d’actions rémunérées	Sommes réparties	Dividende net	*	Avoir fiscal	*	Revenu global	*
		€	€		€		€

2003	992,256,980 shares not paid in	704.5 million	0.70		0.35		1.05

	3,273,914 shares not paid in	2.3 million	0.70		0.35		1.05

2004	1,008,434,678 shares fully paid in	806.7 million	0.79		-		0.79

2005	1,260,366,555 shares fully paid in	1,260.3 million	1.00		-		1.00

* After adjustment following the capital increase in cash of October 12, 2005 with retention of preferential subscription rights.

Fourth resolution – Statutory Auditors’ Report on regulated agreements

The shareholders, deliberating as an Ordinary Shareholders’ Meeting and having reviewed the Statutory Auditors’ Special Report on the regulated agreements referred to in Article L. 225-38 of the French Commercial Code, approve the transactions entered into or performed during the fiscal year.

Fifth resolution – Renewal of the term of office of a Director (Jacques Lagarde)

The shareholders, deliberating as an Ordinary Shareholders’ Meeting and having reviewed the Board of Directors’ Report, renew Jacques Lagarde’s term of office as Director for a period of four years.

Mr. Lagarde’s term of office shall expire at the close of the Ordinary Shareholders’ Meeting held to approve the financial statements for fiscal year 2010.

Sixth resolution – Renewal of the term of office of a Director (Anne Lauvergeon)

The shareholders, deliberating as an Ordinary Shareholders’ Meeting and having reviewed the Board of Directors’ Report, renew Anne Lauvergeon’s term of office as Director for a period of four years.

Mrs. Lauvergeon’s term of office shall expire at the close of the Ordinary Shareholders’ Meeting held to approve the financial statements for fiscal year 2010.

Seventh resolution – Change of corporate name of Barbier Frinault & Autres, principal Statutory Auditor

The shareholders, deliberating as an Ordinary Shareholders’ Meeting, record, as needs be, the change in corporate name of Barbier Frinault & Autres, a principal Statutory Auditor, with effect from July 1, 2006. The company’s new name is Ernst & Young et Autres.

Eighth resolution – Renewal of the appointment of a principal Statutory Auditor

The shareholders, deliberating as an Ordinary Shareholders’ Meeting, renew the appointment of Ernst & Young et Autres, a French société par actions simplifiée (simplified joint-stock company) with variable capital, having its registered office at 41 rue Ybry, Neuilly-sur-Seine (92200), registered with the Nanterre Trade and Companies Registry under number 438 476 913 R.C.S. Nanterre, as principal Statutory Auditor, for a term of six fiscal years.

The term of office of Ernst & Young et Autres shall expire at the close of the Ordinary Shareholders’ Meeting held to approve the financial statements for fiscal year 2012.

Ninth resolution – Appointment of a substitute Statutory Auditor

The shareholders, deliberating as an Ordinary Shareholders’ Meeting, appoint Auditex, a French société anonyme (corporation) with share capital of €2,328,672, having its registered office at Faubourg de l’Arche, Paris-La Défense cedex (92037), registered with the Nanterre Trade and Companies Registry under number 377 652 938 R.C.S. Nanterre, as a substitute Statutory Auditor.

Auditex shall be the deputy Statutory Auditor for Ernst & Young et Autres and its term of office shall expire at the same time as that of Ernst & Young et Autres, at the close of the Ordinary Shareholders’ Meeting held to approve the financial statements for fiscal year 2012.

La société AUDITEX sera le suppléant de la Société Ernst & Young et Autres et son mandat prendra fin en même temps que celui de cette dernière, à l’issue de l’Assemblée Générale Ordinaire qui statuera sur les comptes de l’exercice 2012.

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Tenth resolution– Authorization for the Board of Directors to trade in the Company’s shares

The shareholders, deliberating as an Ordinary Shareholders’ Meeting and having reviewed the Board of Directors’ special report and the overview of the stock repurchase program, authorize the Board of Directors to purchase Company shares in accordance with the terms and conditions set forth in Article L. 225-209 of the French Commercial Code with a view to:

•   enabling an investment services provider to stabilize the share price under liquidity agreements;

•   their subsequent cancellation as part of a reduction of share capital decided or authorized by an Extraordinary Shareholders’ Meeting;

•   granting or selling them to employees, former employees, corporate officers or former corporate officers of the Group, or implementing stock option plans;

•   keeping them or subsequently tendering them in exchange or as payment for external growth transactions, subject to a maximum limit of 5% of the share capital;

•   using them to cover issued securities which carry with them rights to shares in the Company, by means of allocating shares at the time when the rights attached to the issued securities are exercised, which give entitlement by way of redemption, conversion, exchange, presentation of a coupon or by any other means, to the allotment of shares in the Company.

And in accordance with the following terms and conditions:

•   the maximum number of shares purchased may not exceed 10% of the share capital on the date of this decision and the aggregate amount of purchases, net of expenses, may not exceed the amount of €7 billion;

•   the maximum purchase price may not exceed €55.

•   The purchase of shares, together with their sale or transfer, may be performed by any means, on the stock market or over-the-counter. Such means include trading in financial derivatives, on a regulated market or over-the-counter and the implementation of option transactions such as the purchase or sale of calls or puts. These transactions may be performed at any time, except during the period of a public offer for the Company, pursuant to applicable law.

In the event of a share capital increase by capitalization of reserves and the allocation of shares free of consideration, or a share split or reverse share split, the aforementioned prices shall be adjusted arithmetically in the proportion required by the change in the total number of shares as it results from the transaction.

This authorization shall come into effect at the close of this Shareholders’ Meeting and be valid for a period of 18 months as from the date hereof; it cancels and supersedes the authorization granted by the sixth resolution of the Ordinary and Extraordinary Shareholders’ Meeting of May 5, 2006.

The shareholders confer full powers on the Board of Directors, with the possibility of delegation, to implement this authorization, enter into any agreements, perform all formalities, file returns with all appropriate bodies or entities and generally do all that is necessary in this respect.

B. Resolutions presented to the Extraordinary Shareholders’ Meeting

Eleventh resolution – Authorization granted to the Board of Directors to issue free equity warrants in the event of a public offer for the Company

The shareholders, deliberating as an Extraordinary Shareholders’ Meeting under the quorum and majority requirements provided for by Article L. 225-98 of the French Commercial Code, and having reviewed the Board of Directors’ report and the Statutory Auditors’ Special Report:

1. authorize the Board to issue, on one or several occasions, equity warrants subject to the provisions of Articles L. 233-32 II and L. 233-33 of the French Commercial Code enabling subscription, under preferential terms, for a share or shares in the Company, and the free allotment thereof to all of the Company’s shareholders having shareholder status prior to the expiry of the public offer period, as well as to determine the conditions of exercise and features of the warrants. The total maximum par value of ordinary shares issued in this way may not exceed a limit of €2.7 billion and the maximum number of warrants issued may not exceed the number of shares making up the share capital at the time that the warrants are issued;

2. decide that this authorization may only be used in the event of a public offer for the Company;

3. decide that the Board of Directors shall have full powers, with the possibility of subdelegation by the Board, to implement this authorization pursuant to applicable law.

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This authorization shall take effect at the close of this Shareholders’ Meeting. It shall be granted for a period of 18 months as from the date hereof and cancels and supersedes the authorization granted by the Ordinary and Extraordinary Shareholders’ Meeting of May 5, 2006 in its tenth resolution.

Twelfth resolution – Authorization for the Board of Directors to increase the share capital, with cancellation of preferential subscription rights in favor of all entities whose sole purpose is to subscribe, hold and dispose of SUEZ shares or other financial instruments within the scope of the implementation of one of the multiple formulae of the SUEZ Group’s international employee shareholding plan

The shareholders, deliberating as an Extraordinary Shareholders’ Meeting, in accordance with Article L. 225-138 of the French Commercial Code and having reviewed the Board of Directors’ Report, the Statutory Auditors’ Special Report and the Independent Expert’s Report:

1.   cancel the authorization granted by the Ordinary and Extraordinary Shareholders’ Meeting of May 5, 2006 in its thirteenth resolution to increase the share capital in favor of Spring Multiple 2006 SA and/or any company whose sole purpose is to subscribe, hold and dispose of SUEZ shares or other financial instruments within the scope of the implementation of one of the multiple formulae of the SUEZ Group’s international employee shareholding plans;

2.   authorize the Board of Directors to increase the share capital, on one or more occasions, over a period of 18 months as from the date of this Shareholders’ Meeting, by a maximum par value amount of €30 million via the issuance of a maximum of 15 million new shares with a par value of €2 each;

3.   authorize the Board of Directors to choose the entity or entities referred to in point 5 below;

4.   decide that the final amount of the capital increase will be set by the Board of Directors which shall have full powers for such purpose;

5.   decide that the total amount of subscriptions by each employee may not exceed the limits that will be provided for by the Board of Directors within the scope of this authorization and, in the event of excess employee subscriptions, these shall be reduced in accordance with the rules defined by the Board of Directors;

6.   decide to cancel the shareholders’ preferential subscription rights and reserve subscription of all the shares to be issued, in accordance with Article L. 25-138 of the French Commercial Code, in favor of any French or foreign entities, whether or not they have legal personality, whose sole purpose is to subscribe, hold and dispose of SUEZ shares or other financial instruments within the scope of the implementation of one of the multiple formulae of the SUEZ Group’s international employee shareholding plan;

7.   decide that the issue price of the new shares shall be the same as the price of shares to be issued in the next share capital increase reserved for employees who are members of a SUEZ Group corporate savings plan, pursuant to the twelfth resolution of the Ordinary and Extraordinary Shareholders’ Meeting of May 5, 2006, and which shall be equal to 80% of the average opening price of SUEZ shares on the Eurolist market of Euronext Paris during the 20 stock market sessions preceding the date of the decision setting the opening date of the period for subscription to the share capital increase reserved for members of a SUEZ Group corporate savings plan.

8.   decide that the Board of Directors may determine the subscription formulae which will be presented to the employees in each company concerned, in light of the constraints of applicable local laws, and select the countries to be included from among those in which the SUEZ Group has subsidiaries that fall within the scope of consolidation of SUEZ pursuant to Article L. 444-3 of the French Labor Code and those of such subsidiaries whose employees will be able to participate in the transaction;

9.   decide that the amount of the share issue or of each share issue shall be limited, where applicable, to the amount of subscriptions received by SUEZ, in accordance with applicable legal and regulatory requirements.

Thirteenth resolution– Authorization to grant stock subscription or purchase options to corporate officers and employees of the Company and of some of its affiliated companies or economic interest grouping

The shareholders, deliberating as an Extraordinary Shareholders’ Meeting, and having reviewed the Board of Directors’ Report and the Statutory Auditors’ Special Report:

•    authorize the Board of Directors to grant, on one or more occasions, over a period of 38 months as from the date of this Shareholders’ Meeting, to the corporate officers and employees it designates from the Company and some of the companies or economic interest groups that are affiliated with it under the conditions provided for in Article L. 225-180 of the French Commercial Code, options granting entitlement to subscribe for new shares of the Company, issued pursuant to the increase in its share capital, or to purchase existing shares held by the Company under the conditions provided for by law and the regulations;

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•    record that this authorization shall entail, for the beneficiaries of stock subscription options, express waiver by the shareholders of their preferential subscription rights to the shares that will be issued as and when the stock options are exercised;

•    decide that:

–  the subscription price for new shares and the purchase price of existing shares shall be set, without any discount, in accordance with the provisions of Articles L. 225-177 and L. 225-179 of the above-mentioned Code,

–  in the event of transactions carried out by the Company that may lead to a change in the value of the shares making up its share capital, an adjustment shall be made to the number and subscription or purchase price of the option shares without this adjustment leading to a decrease in the subscription price to below the par value of the share, without prejudice to the impact of the adjustment referred to above, the total amount of options subsequently offered pursuant to this authorization may not grant entitlement to subscribe for or purchase a total number of shares in excess of 3% of the share capital, at the time of the decision to grant the options;

•    confer full powers on the Board of Directors to adopt, in compliance with the laws and regulations in force and the provisions of this resolution, all the terms and conditions of the allocation and exercise of the stock options and, in particular, to:

–    designate the beneficiaries of the various types of stock options,

–    set the subscription prices for the new shares or purchase prices for existing shares, the time(s) for exercise of the stock options over the period of validity of the stock options, which may not exceed ten years,

–    lay down, where applicable, a prohibition on reselling all or some of the shares acquired through the exercise of the stock options for a period which may not exceed three years as from the date of exercise of the option,

–    where applicable, set the temporary suspension periods for exercise of the stock options which are required for certain financial transactions,

–    record the share capital increases resulting from the exercise of stock options: amend the bylaws accordingly; carry out all formalities, directly or via an authorized representative,

–    deduct the costs of the share capital increases from the amount of the share premiums (additional paid-in capital) relating to these share capital increases and deduct from this amount the sums required to increase the legal reserve to one-tenth of the new share capital after each share capital increase,

–    in general, take all appropriate measures and do whatever may be required,

•    give the Board of Directors responsibility for informing the Ordinary Shareholders’ Meeting each year of the transactions carried out pursuant to this authorization, in accordance with the conditions provided for by the law and regulations in force;

•    grant full powers to the Board of Directors to authorize, where applicable, any changes and adaptations to the conditions relating to the benefit of the stock subscription or purchase options allocated prior to this Shareholders’ Meeting.

This resolution cancels and supersedes the authorization to grant stock subscription or purchase options granted by the Ordinary and Extraordinary Shareholders’ Meeting of April 27, 2004 in its eighteenth resolution.

Fourteenth resolution – Authorization for the Board of Directors to allocate shares free of consideration to corporate officers and employees of the Company and some of its affiliated companies or economic interest groupings

The shareholders, deliberating as an Extraordinary Shareholders’ Meeting, having reviewed the Board of Directors’ Report and the Statutory Auditors’ Special Report, in accordance with the provisions of the French Commercial Code and, in particular, Articles L. 225-197-1 et seq.:

•    authorize the Board of Directors to allocate, on one or more occasions, over a period of 38 months as from the date of this Shareholders’ Meeting, to the corporate officers and employees it designates from the Company and some of the companies or economic interest groups that are affiliated with it under the conditions provided for in Article L. 225-197-2 of the aforementioned Code, existing or new shares free of consideration;

•    decide that:

–    the Board will decide on the identity of the beneficiaries of the share awards and the conditions including at least the mandatory condition of a minimum return on capital employed for the Group and, where applicable, the criteria for granting the shares,

–    in the event of transactions carried out by the Company that may lead to a change in the value of the shares making up its share capital, an adjustment will be made to the number of shares allocated,

–    without prejudice to the impact of the adjustment referred to above, the total number of shares allocated pursuant to this authorization may not exceed 1% of the share capital on the date of the decision to allocate the shares, it being specified that the number of shares thus allocated shall be deducted from the total number of shares, within the limit of 3% of the share capital on the date of the decision to allocate the shares, that may be subscribed for or purchased pursuant to the thirteenth resolution of the Ordinary and Extraordinary Shareholders’ Meeting of May 4, 2007 with regard to the grant of stock subscription or purchase options,

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–    the allocation of shares to their beneficiaries shall become final and binding at the end of a minimum period of 2 years for all or part of the shares allocated and the minimum mandatory holding period required for the shares by the beneficiaries is set at 2 years. For those shares allocated for which the minimum vesting period is set at 4 years, the minimum mandatory holding period may be eliminated,

–    in the event of incapacity of the beneficiary fulfilling the conditions laid down by law, the final allocation of shares may take place prior to the end of the vesting period. This applies both to the allocations made in respect of this resolution and to the allocations made in respect of the sixteenth resolution of the Ordinary and Extraordinary Shareholders’ Meeting of May 13, 2005;

•    record that this decision shall entail the automatic waiver by the shareholders, in favor of those receiving share allocations free of consideration, of the portion of the reserves which will be capitalized, where applicable, in the event of the issuance of new shares;

•    grant full powers to the Board of Directors, with the possibility of subdelegation, to implement this authorization in compliance with the laws and regulations in force.

This resolution cancels and supersedes the authorization to allocate shares free of consideration made by the Ordinary and Extraordinary Shareholders’ Meeting of May 13, 2005 in its sixteenth resolution.

Fifteenth resolution – Authorization for the Board of Directors to reduce the share capital by canceling shares

The shareholders, deliberating as an Extraordinary Shareholders’ Meeting and having reviewed the Board of Directors’ Report and the Statutory Auditors’ Special Report, authorize the Board of Directors, pursuant to Article L. 225-209 of the French Commercial Code, to reduce the share capital, on one or more occasions, by canceling all or part of the shares purchased by the Company, subject to a maximum limit of 10% of the share capital of the Company by 24-month period.

This authorization is granted for a period of 18 months as from the date of this Shareholders’ meeting and supersedes that granted by the fourteenth resolution of the Ordinary and Extraordinary Shareholders’ Meeting of May 5, 2006 .

•    The shareholders confer full powers on the Board of Directors to:

•    perform such share capital reduction or reductions;

•    set the final amount of the reduction, determine the terms and conditions and record the completion thereof;

•    deduct the difference between the book value of the cancelled shares and their par value from reserves and additional paid-in capital (share premiums);

•    make the appropriate amendments to the bylaws and generally do all that is necessary;

•    in accordance with applicable law as of the date of implementation of this authorization.

Sixteenth resolution – Amendment of Article 22 «Categories – Make-up». Article 23 «Meetings» and Article 24 «Voting rights» of the bylaws (Title VI – Shareholder Meetings)

The shareholders, deliberating as an Extraordinary Shareholders’ Meeting and having reviewed the Board of Directors’ Report, decide to amend Articles 22, 23 and 24 of the bylaws as follows:

«Article 22 – Categories – Make-up

Shareholders’ Meetings are considered to be «Extraordinary» when the decisions relate to a change in the bylaws and «Ordinary» in all other cases.

All shareholders, irrespective of the number of shares held, are entitled to attend meetings personally or be represented, on provision of proof of identity and ownership of the shares. Ownership of the shares is evidenced by an entry in the Company’s share register in the name of the shareholder (or of the intermediary acting on their behalf, in accordance with the seventh paragraph of Article L. 228-1 of the French Commercial Code) or in the register of bearer shares held by the applicable authorized intermediary. Such entries must be recorded by zero hours (Paris time), on the third working day preceding the Meeting.

All shareholders may also, if permitted by the Board of Directors or its Chairman when the shareholders’ meeting is convened, attend the meeting by video conference or by electronic communications means or remote transmission; the Company may, for this purpose, use an identification process meeting the conditions laid down in the first sentence of the second paragraph of Article 1316-4 of the French Civil Code. Such shareholders are considered present at the meeting when calculating quorum and majority requirements.

Shareholder meetings, regularly called and held, represent all shareholders.

All shareholders are bound by decisions of shareholder meetings made in accordance with applicable laws and the bylaws.»

«Article 23 – Meetings

Shareholder meetings are convened and deliberate in accordance with the terms and conditions provided by law.

Meetings are held at the head office or at any other place in the same département (French administrative division) or a neighboring département.

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The Chairman of the Board of Directors chairs meetings or, in his absence, by the oldest Vice-Chairman present at the meeting, or failing this, is a Director specially appointed for this purpose by the Board of Directors. Failing this again, the shareholders’ meeting appoints its own Chairman.

Minutes of the meeting are prepared and copies certified and filed in accordance with the law.»

«Article 24 – Voting rights

The voting rights attached to shares are in proportion to the percentage of share capital they represent and each share carries entitlement to at least one vote.

Where shares are subject to beneficial ownership, the voting rights attached to these shares are exercised by the beneficial owner at Ordinary and Extraordinary Shareholders’ Meetings.

Double voting rights to those attached to other shares, in terms of the portion of share capital they represent, are attributed to all fully paid-up shares held in registered form for at least two years in the name of the same shareholder or of this shareholder and individuals whose rights he holds, either intestate or by virtue of a will, the division of marital property between spouses or inter vivos donation to a spouse or relative entitled to a share in the deceased’s estate.

In the event of an increase in share capital by capitalization of profits, reserves or additional paid-in capital, double voting rights shall be conferred, from issuance, on registered shares allotted for no consideration to shareholders in respect of existing shares which benefit from such rights.

Shareholders may vote by correspondence in accordance with the terms, conditions and procedures laid down by prevailing law and regulations. Shareholders may submit a proxy or correspondence voting form on paper or, subject to a decision by the Board of Directors published in the notice of meeting, by remote transmission; the Company may use for this purpose an identification process meeting the conditions provided for in the first sentence of the second paragraph of Article 1316-4 of the French Civil Code.»

Seventeenth resolution –Powers to carry out the shareholders’ decisions and perform the related formalities

The shareholders, deliberating as an Extraordinary Shareholders’ Meeting, confer full powers on the bearer of the original or a copy or excerpt of the minutes of this meeting to comply with all necessary filing or other formalities wherever required..

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OUR VALUES

Professionalism

sense of partnership

Team spirit

value creation

Respect for the environment

Ethics

Suez

A Public Limited Company with a share capital of €2,554,888,806

Corporate headquarters: 16, rue de la Ville l’Evêque, 75008 Paris, France

Tel.: +33 (0) 1 40 06 64 00

Paris Register of Commerce: 542 062 559 RCS PARIS

VAT FR 52 542 062 559

www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2007	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary